Form 20-F
period 2021-12-31
Zenvia Inc.
filed 2022-03-31
CIK 1836934

As filed with the Securities and Exchange Commission on March 31, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-40628

Zenvia Inc.
(Exact Name of Registrant as Specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Avenida Paulista, 2300, 18th Floor

São Paulo, São Paulo, CEP 01310-300

Brazil

(Address of principal executive offices)

Shay Chor, Investor Relations Officer

Tel: +55 11 99904-5082

shay.chor@zenvia.com

Avenida Paulista, 2300, 18th Floor

São Paulo, São Paulo, CEP 01310-300

Brazil

          (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Class A common shares, nominal value of US$0.00005	ZENV	Nasdaq Capital Market

____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The number of outstanding shares as of December 31, 2021 was 17,616,206 Class A common shares and 23,708,300 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-
accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and
“emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial
Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

1

PART I
INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Zenvia” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Zenvia Inc., together with its consolidated subsidiaries; references to “Zenvia Brazil” refers to Zenvia Mobile Serviços Digitais S.A.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. All references to “Central Bank” are to the Brazilian Central Bank (Banco Central do Brasil).

Financial Information

Zenvia Inc. was incorporated on November 3, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Zenvia Inc. became the holding company of Zenvia Brazil, through the completion of a corporate reorganization on May 7, 2021 whereby Zenvia Brazil shares were contributed to Zenvia Inc. Until the contribution of Zenvia Brazil to us, Zenvia Inc. had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Subsequent to the completion of the above referred corporate reorganization, we began to consolidate financial information in order to reflect the operations of Zenvia Brazil.

As a result, the audited consolidated financial statements prepared by Zenvia Inc. subsequent to the completion of the reorganization are presented “as if” Zenvia Brazil is the predecessor of Zenvia Inc. Accordingly, our audited consolidated financial statements included elsewhere in this annual report on Form 20-F reflect: (i) the historical operating results of Zenvia Brazil prior to such reorganization, (ii) the consolidated results of Zenvia and Zenvia Brazil following such corporate reorganization and (iii) the consolidated assets and liabilities of Zenvia and Zenvia Brazil for the year ended December 31, 2021.

We maintain our books and records in Brazilian reais, the functional currency of our operations in Brazil and the presentation currency for our financial statements. Unless otherwise noted, the consolidated financial information of Zenvia and Zenvia Brazil contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019, together with the notes thereto. All references herein to “our financial statements and “our audited consolidated financial statements” are to Zenvia’s consolidated financial statements included elsewhere in this annual report, which were, prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

We use Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA, collectively, to evaluate our ongoing operations and for internal financial planning and forecasting purposes. We believe that non-GAAP financial measures, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations.

Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss) are measures that exclude amortization of intangible assets acquired from business combinations. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client portfolio and digital platform. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets acquired from business combinations is reflected in our consolidated statements of profit or loss and intangible asset amortization is an expense that typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets acquired from business combinations enhances our and our investors’ ability to compare our past financial performance with our current performance and to analyze underlying business performance and trends. While amortization of intangible assets acquired from business combinations was excluded from Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss), the revenue generated by such intangible assets acquired from business combinations has not been excluded from such non-GAAP financial measures.

Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss)

We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and net finance costs plus amortization of intangible assets acquired from business combinations, gain on bargain purchase, expenses related to branch closing and expenses related to IPO grants.

EBITDA and Adjusted EBITDA

We calculate EBITDA as profit adjusted by income tax and social contribution (current and deferred), net finance costs and depreciation and amortization.

We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing, gain on bargain purchase and expenses related to IPO grants. In particular, the exclusions in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and such exclusions remove items that we do not consider to be indicative of our core operating performance.

Market Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the Brazilian communication platforms market, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and specialized industry sources, such as the Central Bank, Fundação Getúlio Vargas, or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Gartner, Inc., or Gartner, (“Market Guide for Communications Platform as a Service,” Daniel O'Connell, Lisa Unden-Farboud, 14 October 2020)*, Juniper Research, World Bank and International Data Corporation, or IDC, Brazilian Association of Software Companies (Associação Brasileira das Empresas de Software), or ABES, amongst others.

* Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner content described herein, or the Gartner Content, represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. We have not independently verified it and they are subject to change based on various factors, including those discussed in “Item 3. Key Information—D. Risk Factors.” Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report for ease of presentation. Accordingly, certain of the numerical figures shown as totals in the tables may not be the exact sum total of the figures that precede them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies in the United States that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Forward-Looking Statements

This annual report contains certain information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results and as such, are subject to risks and uncertainties. Many of the forward-looking statements in this annual report can be identified based on forward-looking words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “would,” or the opposite of these terms or other similar expressions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur and we undertake no obligation to update publicly or revise any forward-looking statements and estimates whether as a result of new information, future events or otherwise.

Forward-looking statements include, but are not limited to, statements regarding our current belief or expectations as of the date of this annual report and estimates on future events and trends that affect or may affect our business, financial condition, results of operations, liquidity, prospects and the trading price of our Class A common shares. Although such forward-looking statements are based on assumptions and information currently available to us, which we believe to be reasonable, none of the forward-looking statements, whether expressed or implied, are indicative of or guarantee future results. Given such limitations, investors should not make any investment decision on the basis of the forward-looking statements contained herein.

Our forward-looking statements may be affected by the following factors, among others:

  our ability to innovate and respond to technological advances, changing market needs and customer demands, such as the use of and demand for short message service, or SMS, and cloud-based platform communications;
  our ability to face challenges in the expansion of our operations into new market segments and/or new geographic regions within and outside of Brazil;
  our ability to successfully develop, acquire and integrate new businesses as customers in new industry verticals and appropriately manage our international expansion;
  our failure to enhance our brand recognition or maintain a positive public image;
  our failure to implement adequate internal controls, including in the acquired companies;
  the inherent risks related to the CPaaS market, such as the interruption, failure or breach of our computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services we offer;
  general economic, political and business conditions in Brazil, including as a result of the impacts of the COVID-19 pandemic, and their impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses;
  the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;
  our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business as we continue to grow;
  our ability to attract and retain qualified personnel while controlling our personnel related expenses;
  the dependence of our business on our relationship with service providers as well with certain cloud infrastructure providers;
  our ability to maintain, protect and enhance our brand and intellectual property;
  our ability to maintain our classification as an emerging growth company under the JOBS Act;
  health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto;
  other factors that may affect our financial condition, liquidity and results of operations; and
  other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. The accompanying information contained in this annual report on Form 20-F, including without limitation the information set forth under “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. In light of the risks, uncertainties and assumptions associated with forward-looking statements, investors should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report on Form 20-F not to occur.

Our forward-looking statements speak only as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.                  [Reserved]

B.                  Capitalization and Indebtedness

  Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

  Not applicable.

D.                  Risk Factors

Certain Risks Relating to Our Business and Industry

The market for our products and platform is relatively new and unproven, may decline or experience limited growth and is dependent on businesses continuing to adopt our platform and use our products.

We develop and provide a cloud-based communications platform that enables businesses to integrate several communication capabilities (including SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications, empowering them to simplify communications along their end-consumers journey. This market is relatively new, unproven and subject to a number of risks and uncertainties, including changes to end-consumer behavior, technologies, products and industry standards. The utilization of tools such as APIs and Bots by businesses to build, foster and simplify communications with their end-consumer is still relatively new, and businesses may not recognize the need for, or benefits of, our products and platform. Moreover, if they do not recognize the need for and benefits of our products and platform, they may decide to adopt alternative products and services to satisfy some portion of their business needs. In order to grow our business and extend our market position, we intend to focus on educating current and potential customers about the benefits of our products and platform, expanding the functionality of our products and bringing new technologies to market to increase market acceptance and use of our platform. Our ability to expand the market that our products and platform address depends upon a number of factors, including the cost, performance and perceived value associated with such products and platform. The market for our products and platform could fail to grow significantly or there could be a reduction in demand for our products as a result of a lack of acceptance by businesses, technological challenges, competing products and services, decreases in spending by current and prospective customers, and weakening macroeconomic conditions, among other causes. If our market does not experience significant growth or demand for our products decreases, our business, results of operations and financial condition could be materially adversely affected.

A substantial percentage of our revenue is generated from our SMS text messaging service and a reduction in our revenue from this service could materially adversely affect our operation results, cash flows and liquidity.

A substantial portion of our revenue is currently dependent on our SMS text messaging service. As a result, a reduction in revenue from this source of income, whether due to increased competition, cost increase from network service providers, adverse market conditions or a general reduction in demand for SMS text messaging services or other factors (including our inability to generate revenue from the other products we offer to our customers), could materially adversely affect our operational results, cash flows and liquidity. See also “—If we cannot keep pace with rapid developments and changes in our industry and fail to continue to acquire new customers, the use of our products and services could cease to grow or decline and, thereby, adversely affect our revenues, business and prospects.”

A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.

A significant portion of our revenue is currently concentrated in our outlier customers, which are our top 10 largest customers in terms of revenue. For the years ended December 31, 2021, 2020 and 2019, 34.5%, 33.1% and 34.2%, respectively, of our revenue was derived from such customers. Of our outlier customers, our single top customer alone accounts for more than 10% of our revenues. For the years ended December 2021, 2020 and 2019, 13.0%, 9.8% and 21.0%, respectively, of our revenue was derived from such single top customer. Therefore, a slowdown in the industries in which such customers are concentrated due to market forces, macroeconomic conditions or regulatory changes could result in decreased demand for our products and services. In particular, such customers are particularly vulnerable to the effects of adverse macroeconomic conditions due to the corresponding impacts that macroeconomic factors typically have on end-consumer spending. Such effects may affect our revenue volumes, results of operations and profit margins. For example, certain of our outlier customers reduced the usage of our SMS text messaging services in April 2020 as a cost-saving initiative designed to mitigate the impacts of COVID-19 pandemic on their businesses. In addition, any adverse market forces affecting the industry in which our customers are currently concentrated also increases our counterparty risk as it may heightens their risk of default.

If we cannot keep pace with rapid developments and changes in our industry and fail to continue to acquire new customers, the use of our products and services could cease to grow or decline and, thereby, adversely affect our revenues, business and prospects.

The customer experience communications market in which we compete is subject to rapid and significant technological changes, new product and service roll outs, evolving industry standards and changing customer needs. Our platform is currently substantially dependent on our SMS text messaging services. Although we believe there is still a growing market for SMS text messaging services, there has been an increase in alternative messaging channels that use data connections such as internet protocol based, or IP-based, messaging services, e.g., WhatsApp, Facebook Messenger, WeChat, Telegram and Line. New technologies can also disrupt SaaS platforms, making them outdated and ineffective to attend to increasing customer demands.

In order to remain competitive and continue to acquire new customers, we are continually involved in a number of projects to develop new products and services, in both CPaaS and SaaS. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of customer adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our customers. Furthermore, despite the evolving market for customer experience communications, the market may not continue to develop rapidly enough for us to recover the costs we incur in developing new services targeted at this market.

In addition, we deliver services designed to simplify the way that businesses connect with their end-consumers. Any failure to deliver an effective and secure service or any performance issue that arises with a new service could result in significant processing or reporting errors or other losses. As a result of these factors, our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if scheduled new services are not delivered to our customers on a timely basis or do not perform as anticipated. We also, and may in the future, rely in part on third parties, including some of our existing and potential competitors, for the development of, and access to, new technologies. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to develop, adapt or access technological changes or evolving industry standards necessary to meet our customers’ needs on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, our competitors may have the ability to devote more financial and operational resources than us to the development of new technologies, products and services. If successful, their development efforts could render our services less desirable to customers, resulting in the loss of customers or a reduction in the fees we could generate from our offerings.

We expect to be increasingly dependent on WhatsApp, since it has become a preferred channel of communication in Brazil and elsewhere in Latin America. Since WhatsApp is notably strict about the manner in which companies are allowed to interact with WhatsApp users, changes in the policies or in the terms and conditions of use of this communication channel might also adversely affect market potential and attractiveness for WhatsApp based solutions in the event such changes result in a decrease of possible use cases or result in increases on message content restrictions. For instance, Whatsapp recently made changes to the conversation-based pricing policy of its business platform. As a result of these changes, certain interactions between businesses and their end-customers, which were previously free of charge, may now be subject to charges under certain conditions. We cannot guarantee that an increase in costs in the usage of Whatsapp will not adversely impact our results of operations or the expected growth derived from the usage of this channel of communication or that we will be able to pass such costs onto our customers.

The outbreak of highly communicable diseases worldwide, such as the global coronavirus (COVID-19) pandemic, may lead to greater volatility in the global financial and capital markets resulting in an economic slowdown that may adversely affect our business, results of operations, financial performance and the trading price of our Class A common shares.

Outbreaks or potential disease outbreaks may adversely affect the global capital market (including the capital market where our Class A common shares are traded), the global economy (including the Latin America economy) and the trading price of our Class A common shares. Historically, some epidemics and regional or global outbreaks, such as the zika virus, ebola, H5N5 virus (popularly known as avian influenza), foot-and-mouth disease, H1N1 virus (influenza A, popularly known as swine flu), middle east respiratory syndrome (MERS) and severe acute respiratory syndrome (SARS) have affected certain sectors of the economy in the countries where these diseases have spread.

The COVID-19 pandemic and measures adopted to contain its spread have significantly restricted the movement of people, goods and services worldwide, including all of the regions in which we operate, adversely affected the global financial and capital markets and led to an economic crisis in many countries, including Brazil. Compliance with social distancing and shelter-in-place measures necessary to contain the spread of the virus have impacted our day-to-day operations. Like many other companies, including our customers and prospective customers, on March 16, 2020, our management decided to close our offices and we started to gradually reopen them as from August 31, 2020, to the extent allowed by municipal local rules. In October 2020, we announced our plan to implement Zenvia Anywhere, a permanent remote work arrangement for employees for an indefinite period of time. Based on positive employee feedback and our initiatives to attract talent no matter where the individual is based and aiming to build a global team mentality, we decided to fully transition our employees to remote work with Zenvia Anywhere. We cannot guarantee that this model will succeed. In addition, our operations may be adversely affected in case of another outbreak causing large-scale employee absence.

The continued spread of COVID-19 or any other virus could have a far-reaching and a material adverse impact on the financial capacity of our customers, suppliers and third-party business partners and potentially lead to an ongoing global economic downturn, which could result in constrained supply or reduced customer demand and willingness to enter into or renew contracts with us, any of which could have a material adverse effect on us. Customers are charged based on the usage of our platform, and most of our customers do not have long-term contractual arrangements with us and, therefore, most of them may reduce or cease their use of our platform at any time without penalty or termination charges. If our customers are unable to pay us or reduce or discontinue their contract with us, we may be adversely affected by the inability to collect payment amounts or a reduction in revenue. We also may experience impact from delayed sales cycles, including delays with signing or renewals of contracts on the part of existing and prospective customers, or reducing budgets or the commitment term related to our product and service offerings. In addition, global recessions and/or economic slowdowns, notably in Brazil, including rising unemployment may result in less commercial activity during a pandemic and after the outbreak has subsided, having the potential to decrease the demand for our products.

We believe that our sales in 2020 would have been higher in the absence of COVID-19 pandemic, as some of our customers implemented cost-saving measures to manage their businesses during lockdowns and constraints, which included setting caps to their IT and marketing budgets that ended up adversely impacting the usage levels of our products by them.

As modern-day society has become increasingly dependent on usage of voice and messaging services for communication needs, even more so in light of the restriction on movement of people and transition to a remote workforce due to the COVID-19 pandemic, we believe there will be increased strain on and demand for the telecommunications infrastructure, including our voice and messaging products, which may be positive for us but will require us to make additional investments to increase network capacity, the availability of which may be limited. For example, if the data centers on which we rely for our cloud infrastructure and the network service providers with which we interconnect are unable to keep up with capacity needs or if relevant governmental or regulatory authorities limit our bandwidth, our customers may experience service delays, interruptions or outages. From time to time, including due to the COVID-19 pandemic, our data center suppliers and our network service providers have had outages which resulted in disruptions in service for our customers. In certain jurisdictions in which we operate or plan to operate, governmental and regulatory authorities had announced that, due to the COVID-19 pandemic, the implementation of traffic management measures on telecommunications operators may be justified to avoid network congestion. Such traffic management measures could result in customers experiencing service delays, interruptions or outages. Any of these events could harm our reputation, impact our relationships with customers, cause them to reconsider or terminate the use of our products, impair our ability to increase revenue from existing customers and grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise adversely affect our business, results of operations and financial condition.

We also believe that the extent of the pandemic impacts will depend on future developments, which are highly uncertain and unpredictable, including, among others, the duration and geographical distribution of the outbreak, its severity, actions to contain the virus or treat its impact, including vaccination, and how quickly and to what extent the usual economic and operational conditions may be resumed. While we have developed and continue to develop plans to help mitigate the potential negative impact of the outbreak on our business, these efforts may not be effective, and a protracted economic downturn may limit the effectiveness of our mitigation efforts.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

We charge our customers based on the use of our products. One of our pricing challenges is that the SMS fees paid by us to the network service providers, and on whose networks we transmit such SMS communications, can vary given certain elements that may be difficult for us to predict such as: pricing increases upon renewal of our agreements with such providers and/or annual monetary adjustments on SMS fees based on index or time period of index that we cannot replicate in our customer contracts and/or certain minimum take or pay SMS volume purchase obligations imposed by network services providers on us and the volume of which we cannot guarantee will be contracted by our customers or new customers. Additionally, such fees paid by us to network service providers can be also affected by the enactment of new rules and regulations (including an increased amount of applicable taxes or governmental fees). This can result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. For more information about our relationship with network service providers, see “Item 10. Additional Information—C. Material Contracts.”

Further, as competitors introduce new products or services at prices that are more competitive than ours for similar products and services, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively internationally. In addition, if the mix of products sold changes, including the ongoing shift to IP-based products (such as WhatsApp and Facebook Messenger), then we may need to, or choose to, revise our pricing to remain competitive. As a result, in the future we may be required or choose to reduce our prices or change our pricing model, which could adversely affect our business, results of operations and financial condition.

If we fail to anticipate and adequately respond to rapidly changing technology, evolving industry standards, changing regulations, and changing consumer trends, requirements or preferences, our products may become less competitive, which may adversely affect our sales.

We need to understand our consumers’ behavior and needs in order to prepare for the next shift in the relationship between businesses and their end-consumers so that we are well positioned to propose and develop new products to support this change in consumer trends and behavior. Additionally, we need to understand the communication channel of choice between businesses and their end-consumers throughout all phases of a customer journey so that we are in a position to quickly develop and deploy the communication channel that businesses need to most effectively communicate with their end-consumers.

We cannot guarantee that we will always be able to offer the products and services sought by our customers. We are subject to potential changes to consumer habits as well as to demand for products and services by our customers (and the end-consumers of our customers). This requires us to adapt to their preferences on an ongoing basis. Accordingly, we may not be able to anticipate or respond adequately to changes in the habits of our consumers (and the habits of the end-consumers of our customers), which may adversely affect our sales. In addition, we cannot guarantee that the habits of our customers (and the habits of the end-consumers of our customers) will not change due to factors such as limitations or restrictions on the movement of people, including due to the impacts of the COVID-19 pandemic. In addition, if there are changes in customer habits, we cannot guarantee that we will be efficient and effective in adapting to meet those habits.

The market for communications in general, and cloud communications in particular, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. We may not be able to adapt quickly enough to meet our customers’ requirements, preferences and industry standards. We may face obstacles in our search for a digital transformation related to corporate culture, business complexity and the lack of processes that make employee collaboration and integration feasible. These challenges may limit the growth of our platform and adversely affect our business and results of operations. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change and applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices than ours and more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively. If we do not respond to the urgency in meeting new standards and practices, our platform and our own technology may become obsolete and materially adversely affect our results.

Degradation of the quality of the products and services we offer could diminish demand for our products and services, adversely affecting our ability to attract and retain customers, harming our business and results of operations and subjecting us to liability.

Our customers expect a consistent level of quality in the provision of our products and services. Our customers use our products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, harm our brand and reputation and erode customer trust. Although we regularly update our products, they may contain undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of, or delay in, market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such events, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem, which may result in increased costs to us. Any failure to maintain the high quality of our products and services, or a market perception that we do not maintain a high quality service, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and increase market awareness of our company and products, our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the “Zenvia” brand identity and increasing market awareness of our company and products, is critical to achieving widespread acceptance of our platform, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products, and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion activities may not be successful or yield increased revenue.

Negative publicity about us, our products or our platform could materially and adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue may not be enough to offset the increased expenses we incurred. We have typically relied on marketing and promotional events and in-person meetings to facilitate customer sign-ups and generate leads for potential customers and we cannot predict whether virtual marketing events and phone or virtual sales interactions will be as successful as in-person events and meetings or, for how long, or the extent to which the COVID-19 pandemic may continue to constrain our marketing, promotional and sales activities. If we do not successfully maintain and enhance our brand, our business may not grow, our pricing power may be reduced relative to our competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Our business depends on customers increasing their use of our products, and any loss of customers or decline in their use of our products could materially and adversely affect our business, results of operations and financial condition. In addition, our customers generally do not have long-term contractual arrangements with us and may cease to use our products at any time without penalties or termination charges.

Our ability to grow and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing customers (including any customers acquired through our acquisitions) and to have them increase their usage of our platform. Customers are charged based on the actual usage volume of our products, and if they do not increase their use of our products, our revenue may decline and our results of operations may be adversely affected. For more information as to our product offerings, see “Item 4. Information on the Company—B. Business Overview—Our Customers.”

Most of our customers do not have long-term contractual arrangements with us and may reduce or cease their use of our products at any time without penalty or termination charges provided they give us thirty days’ prior written notice. Customers may terminate or reduce their use of our products for a number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. If a significant number of customers cease using, or reduce their usage of our products, we may be required to spend significantly more on sales and marketing initiatives than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition. See “—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

If we are unable to increase adoption of our products by customers and attract new customers, our business, results of operations and financial condition may be adversely affected.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. Also, the decision by our customers to adopt our products may require the approval of multiple technical and business decision makers, including legal, security, compliance, procurement, operations and IT. In addition, sales cycles for businesses (particularly for large businesses) are inherently more complex and these complex and resource intensive sales efforts could place additional strain on our product and engineering resources. Furthermore, businesses, including some of our current customers, may choose to develop their own solutions that do not include our products. They may also demand price reductions as their usage of our products increases, which could have an adverse impact on our gross margin.

In addition, in order to grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as events and webinars, as well as search engine marketing and optimization initiatives. We periodically adjust the mix of our other marketing programs such as regional customer events, email campaigns and public relations initiatives. If the costs of the marketing channels we use increase significantly, we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we add to or change the mix of our marketing strategies, we may need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations and financial condition. We will incur marketing expenses before we are able to recognize any revenue that the marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. If we are unable to attract new customers in a cost-effective manner, our business, results of operations and financial condition would be adversely affected.

We have been so far successful in increasing both the number of our customers as well as increasing revenues generated within our active customer base. Our number of active customers for the years ended December 31, 2021, 2020 and 2019, was 11,827, 9,442 and 7,751, respectively. Also, our Net Revenue Expansion rate (NRE), which is a metric that indicates how much revenue has grown with the same customer, has been 122%, 113% and 117% for the years ended December 31, 2021, 2020 and 2019.

There can be no assurance that we will be able to sustain or grow our customer base or sustain or improve overtime our Net Revenue Expansion rate (NRE).

Potential customers may be reluctant to switch to a new vendor, which may adversely affect our growth.

As we expand our offerings into new products (such as IP-based products), our potential customers may be concerned about disadvantages associated with switching platform providers, such as a loss of accustomed functionality, increased costs and business disruption. For prospective customers, switching from one vendor of products similar to those provided by us (or from an internally developed system) to a new vendor may be a significant undertaking. As a result, certain potential customers may resist changing vendors. We are aiming to address these concerns by making investments to improve the functionality of our solutions vis-à-vis the products and solutions offered by our competitors. However, there can be no assurance that our investments to overcome potential customers’ reluctance to change vendors will be successful, which may adversely affect our growth.

If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our existing products, increase adoption and usage of our products and introduce new products. The success of any product enhancements or new products depends on several factors, including timely completion, adequacy to customer needs, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. We cannot guarantee that product enhancements and new products will perform as well as or better than our existing offerings. Product enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. For instance, since the completion of our initial public offering, we completed the acquisition of Sensedata Tecnologia Ltda, or SenseData, and One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. - Direct One, or D1, in order to add to our product offerings a customer actionable data platform and a platform that connects different data sources to enable a single customer view layer into our product offerings. Further, on December 21, 2021, we announced the signing of definitive contracts for the acquisition of 100% of the share capital of Movidesk, a company focused on customer service solutions to define workflows, providing integration with communication channels and monitoring tickets through dashboards and reports. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions—Consummated Acquisitions.” We also intend to continue developing new SaaS services, which may require us to maintain and/or increase a developers team and, therefore, may lead to higher expenses in research and development. There can be no assurance that these investments and any future investments will result in products or enhancements that will be accepted by existing or prospective customers. Our ability to generate additional usage of products by our customers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, our business, results of operations and financial condition would be adversely affected.

The market in which we participate is intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be adversely affected.

The market for cloud communications is rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. The principal competitive factors in our market includes our ability to offer solutions embedded in the main channels of communications, the ease of integration and programmability of our solutions, product features, cost-benefit, platform scalability, reliability, deliverability, security and performance, brand awareness, reputation, the strength of sales and marketing efforts, customer support and customer service experience, as well as the cost of deploying and using our products. Our competitors fall into four primary categories:

  communication channels providers such as Infobip, Sinch and Twilio;
  regional network service providers that offer limited customer functionality together with their own physical infrastructure;
  smaller software companies that compete with certain of our products; and
  software-as-a-service, or SaaS, companies and cloud platform vendors that offer applications and platforms, mainly offerings of integrated communication channels.

Some of our competitors and potential competitors are larger than us and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, they have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive. Customers utilize our products in many ways and use varying levels of functionality that our products offer or are capable of supporting or enabling within their applications. Customers that use many of the features of our products or use our products to support or enable core functionality for their applications may have difficulty or find it impractical to replace our products with a competitor’s products or services, while customers that use only limited functionality may be able to more easily replace our products with competitive offerings. Our current or prospective customers (as well as some of our sales channel partners) may also choose to replicate some of the functionality our products provide, which may limit or eliminate their demand for our products.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers may choose to use our products and our competitors’ products simultaneously. Furthermore, our customers and their end-consumers may choose to adopt other forms of electronic communications or alternative communication platforms, which could harm our business, results of operations and financial condition.

Moreover, as we expand the scope of our products (for instance, with the completion of the acquisitions of SenseData and D1, we expanded our product offerings and now also offer to our customers multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences, as well as communication actions and specific 360º customer journeys), we may face additional competition. If one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. In addition, some of our competitors have lower listed prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

We have experienced rapid growth and expect our growth to continue, and if we fail to effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business. For example, our consolidated headcount has grown to 1,085 employees as of December 31, 2021, from 470 employees as of December 31, 2020 and from 226 employees as of January 30, 2020, an increase of 131% and 108%, respectively, during each year. In addition, we are rapidly expanding our operations outside of Brazil, and have offices in Argentina, the United States and Mexico and are in the process of reaching/acquiring customers in other countries in Latin America. Our international headcount increased to 108 employees as of December 31, 2021, from 83 employees as of December 31, 2020 and from zero employees as of December 31, 2019. We expect to continue to expand our international operations in the future. We have also experienced significant growth in the number of customers, usage and amount of data that our platform and associated infrastructure support. Our number of active customers for the year ended December 31, 2021 increased to 11,827, from 9,442 in the year ended December 31, 2020 and 7,751 in the year ended December 31, 2019, an increase of 25.3% and 21.82%, respectively, during each year.

We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we expand our business outside Brazil, namely Argentina, Mexico and the United States, and mature as a public company, we may find it difficult to maintain our corporate culture while managing this growth. Any failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture could harm our future prospects, including our ability to recruit and retain personnel, and effectively focus on and pursue our corporate objectives. This, in turn, could adversely affect our business, results of operations and financial condition.

In addition, as we have rapidly grown, our organizational structure has become more complex. In order to manage these increasing complexities, we will need to continue to expand and adapt our operational, financial and management controls, as well as our reporting systems and procedures. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenue increases and we cannot guarantee that our revenue will increase.

Furthermore, if we continue to grow, our ability to maintain reliable service levels for our customers could be affected. If we fail to achieve the necessary level of efficiency as we grow, our business, results of operations and financial condition could be adversely affected.

Finally, as we continue to grow, we expect to continue to spend substantial financial and other resources on, among other things:

  investments in our engineering team, improvements in security and data protection, the development of new products, features and functionality and enhancements to our platform;
  sales and marketing, including the continued expansion of our direct sales and marketing programs, especially for businesses outside of Brazil;
  expansion of our operations and infrastructure, both domestically and internationally; and
  general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or the growth of our business. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, our business, results of operations and financial condition would be adversely affected.

Our quarterly results may fluctuate, and if we fail to meet securities analysts’ and investors’ expectations, then the trading price of our Class A common shares and the value of an investor’s investment could decline substantially.

Our results of operations, including the levels of our revenue, cost of services, gross profit and other operating (expenses) income may vary significantly in the future. These fluctuations may result from a variety of factors, many of which are outside of our control, including general market volatility caused by the COVID-19 pandemic, and may be difficult to predict and may or may not fully reflect the underlying performance of our business. If our quarterly results of operations, forward-looking quarterly and annual financial guidance or expected key metrics fall below the expectations of investors or securities analysts, then the trading price of our Class A common shares could decline substantially. Some of the important factors that may cause our results of operations to fluctuate from quarter to quarter include:

  our ability to retain and increase revenue from existing customers and attract new customers;
  fluctuations in the amount of revenue from our customers;
  our ability to attract and retain businesses as customers;
  our ability to introduce new products and enhance existing products;
  competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;
  changes in laws, industry standards, regulations or regulatory enforcement, in Brazil or internationally, including Signature-based Handling of Asserted Information Using toKENs/Secure Telephone Identity Revisited (SHAKEN/STIR), a technology framework intended to combat unwanted robocalls and fraudulent caller ID spoofing, and other robocalling prevention and anti-spam standards as well as enhanced Know-Your-Client processes that impact our ability to market, sell or deliver our products;
15

  the number of new employees;
  changes in network service provider fees that we pay in connection with the delivery of communications on our platform;
  changes in cloud infrastructure fees that we pay in connection with the operation of our platform;
  changes in our pricing as a result of our optimization efforts or otherwise;
  reductions in pricing as a result of negotiations with our larger customers;
  the rate of expansion and productivity of our sales force;
  changes in the size and complexity of our customer relationships;
  the length and complexity of the sales cycle for our services, especially for sales to larger businesses, as well as government and regulated businesses;
  change in the mix of products that our customers use;
  change in the revenue mix of Brazil and international products;
  the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in our international expansion, additional systems and processes and research and development of new products and services;
  significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;
  the timing of customer payments and any difficulty in collecting accounts receivable from customers;
  general economic conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products, delay a prospective customer’s adoption decision, reduce the revenue that we generate from the use of our products or affect customer retention;
  changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;
  sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;
  the impact of new accounting pronouncements; and
  expenses in connection with mergers, acquisitions or other strategic transactions and the follow-on costs of integration.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our income (loss) and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our Class A common shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Additionally, global pandemics such as COVID-19 as well as certain large scale events, such as major elections and sporting events, can significantly impact usage levels on our platform, which could cause fluctuations in our results of operations. We expect that significantly increased usage of all communications platforms, including ours, during certain seasonal and one-time events could impact delivery and quality of our products during those events. Such annual and one-time events may cause fluctuations in our results of operations and may impact both our revenue and operating expenses.

If we are unable to develop and maintain successful relationships with sales channel partners, our business, results of operations and financial condition could be adversely affected.

We believe that continued growth of our business depends in part upon identifying, developing and maintaining strategic relationships with sales channel partners that will apply service layers over our products (including consultancy, implementation, integration development, flows development, solutions developed using our platform, among others). Sales channel partners embed our software products in their solutions, such as software applications for contact centers and sales force and marketing automation, and then sell such solutions to other businesses. When potential customers do not have the resources to develop their own applications, we refer them to our partners, who embed our products in the solutions that they sell to other businesses. As part of our growth strategy, we intend to further develop business relationships and specific solutions with sales channel partners. If we fail to establish these relationships in a timely and cost-effective manner, or at all, our business, results of operations and financial condition could be adversely affected. Additionally, even if we are successful at developing these relationships but there are integration problems or issues or businesses are not willing to purchase our products through sales channel partners, our reputation and ability to grow our business may be adversely affected.

We rely upon cloud infrastructure and physical data center providers to operate our platform, and any disruption of or interference with our use of these cloud infrastructure or physical data center providers could adversely affect our business, results of operations and financial condition.

We outsource our cloud infrastructure to various cloud infrastructure providers, which host our products and platform. We also rely on certain third-party providers to provide us with physical data centers to host certain of our products. Our customers need to be able to access our platform and products at any time, without interruption or degradation of performance. These service providers operate the platforms that we access and we are therefore vulnerable to service interruptions in those platforms. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, networking issues due to internet backbone provider outage, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes, including technical failures, natural disasters, pandemics such as COVID-19, fraud or security attacks. In addition, if our security, or that of such services providers, is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, our business, results of operations and financial condition could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may also become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, our business, results of operations and financial condition may be adversely affected. In addition, we access the platform of our cloud infrastructure providers through standard IP connectivity. Any problem with this access can prevent us from responding in a timely manner to any issues with the availability of our products. More generally, any changes in service levels from the cloud infrastructure providers may adversely affect our ability to meet our customers’ requirements.

Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity. Disruption or deterioration in the quality of these services or deterioration of the financial capacity of such service providers could adversely affect our business, results of operations and financial condition. Also, our platform must integrate with network technologies and we expect to continue to have to integrate our platform with other software platforms and technologies. In addition. if our products and platform are unable to interconnect with any of our network service providers, software platforms and technologies, our business may be materially and adversely affected.

We currently interconnect with network service providers to enable the use by our customers of our products over their networks. Furthermore, many of these network service providers do not have long-term commitments with us and either they or we may interrupt services or terminate the agreement without cause upon 30 days’ prior written notice. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition. In addition, from time to time we may advance payments to network service providers (or other service providers) in order to obtain better pricing conditions. A deterioration of the financial capacity of any such network service providers leading to difficulties of credit recovery could adversely impact our financial result. Further, if problems occur with our network service providers, it may cause errors or poor quality communications with our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or poor quality communications in connection with our products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

Also, our platform must integrated with network technologies and we expect to continue to have to integrate our platform with other existing software platforms and technologies (such as Facebook Messenger, WhatsApp, other Apple and Google systems, among others) and others to be developed in the future, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in technologies. For example, our network service providers may adopt new filtering technologies in an effort to combat spam, filter spam and unwanted phone calls, messages or robocalling. Such technologies may inadvertently filter desired messages or calls to or from our customers. If network service providers and/or other software platforms that we integrate (or expect to integrate) with our platform, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Also, there can be no assurance that any such platforms and technologies (such as Facebook Messenger and WhatsApp) will continue to provide us with access to their infrastructure. Further, such platforms and technologies may be subject to specific regulations in each country where they operate, and we depend on such platforms and technologies that we use in our business being compliant with such regulations. For instance, if any such platform fails to comply with the applicable regulations or certain orders from competent authorities — e.g., disclosing confidential information or blocking access to certain users deemed to have committed illegal activities — such platforms and technologies may face sanctions, including being banned from operating in the respective country.

Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

If we are not able to increase our fees or to pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline.

Network service providers have in the past, and may in the future, unilaterally charge additional fees or change prices due to commercial, regulatory, competitive or other industry related changes that increase our network costs. For instance, in response to a increase in fees from a network service provider attributable to an increase in inflation as measured by the General Price Index (Índice Geral de Preços), or IGP, for 2021, we asked the Brazilian National Telecommunication Agency (Agência Nacional de Telecomunicações), or ANATEL, to establish standardized prices for SMS messages and challenged the adequacy of the use of broader inflation indexes for monetary adjustments in agreements with network service providers that are not telecommunication sector indexes. Following our request and challenge, we were able to negotiate new agreements with Claro S.A., or Claro, and Telefônica Brasil S.A., or Vivo, and are currently in negotiation of new terms and conditions with TIM S.A, or TIM. For more information regarding our commercial relationship and agreements with network service providers, see “Item 10. Additional Information—Material Contracts.”

While we have historically responded to these types of fee increases through a combination of further negotiating efforts with our network service providers, absorbing the increased costs or changing our prices to customers, there is no guarantee that we will continue to be able to do so in the future without a material negative impact to our business.

Also, the developers of IP-based messaging services that we use in our platform (such as WhatsApp) may in the future unilaterally charge additional fees or change their prices due to commercial, regulatory, competitive or other industry related changes that may adversely affect our costs. See also “—Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.” For example, WhatsApp recently reformulated the pricing model for the usage of their messaging services, and we may not be able to reflect the same pricing conditions to our customers and/or assure the continuance of the agreements with such customers.

If we are unable to increase our fees or pass on cost increases and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, our business, financial condition and results of operations could be materially adversely affected. Additionally, our ability to respond to any new fees may be constrained if all network service providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if the market conditions limit our ability to increase the price we charge our customers. In addition, we cannot guarantee the continuance of the agreements with our customers since they may terminate the agreements by providing a thirty days’ prior written notice.

For more information regarding our commercial relationship with network service providers, see “Item 10. Additional Information—Material Contracts.”

Our reliance on SaaS technologies from third parties may adversely affect our business, results of operations and financial condition.

We rely on hosted SaaS technologies from third parties in order to operate critical internal functions of our business, including enterprise resource planning, customer support and customer relations management services. If these services become unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices, our expenses could increase. As a result, our ability to manage our operations could be interrupted and our processes for managing our sales process and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business, results of operations and financial condition.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we discontinue our products that incorporate the open source software, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event we cannot re-engineer them on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We may face challenges in the expansion of our operations and our offerings into new market segments and/or new geographic regions within and outside of Brazil.

In July 2020, we concluded the acquisition of Sirena, a company that develops SaaS that enable corporations to manage sale processes through WhatsApp accounts. Sirena currently operates outside of Brazil, and has offices in Argentina, the United States and Mexico and is in the process of reaching/acquiring customers in other countries in Latin America. Our acquisition of Sirena represents the first step in our strategy to expand our business outside of Brazil. We expect to continue to expand our international operations and to increase our revenue from customers inside and outside of Brazil as part of our growth strategy.

On July 31, 2021, Zenvia Brazil completed the acquisition of the, direct and indirect, interest of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. - Direct One, or D1, a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. Upon consummation of the acquisition of D1, we also became indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or Smarkio, a wholly-owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020. Smarkio was merged into D1 on November 1, 2021. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions—Consummated Acquisitions.”

On November 1, 2021 we concluded the acquisition of SenseData, a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore. The acquisition of SenseData is a step forward for Zenvia to consolidate its position as a unified end-to-end customer experience, or CX, platform.

Further, on December 21, 2021, we announced the signing of definitive contracts for the acquisition of 100% of the share capital of Movidesk, a company focused on customer service solutions to define workflows, providing integration with communication channels and monitoring tickets through dashboards and reports. The closing of this transaction is subject to the completion of customary closing conditions and is expected to occur in April of 2022.

See “—We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment (including Sirena, D1 and SenseData) to produce the anticipated results, the failure to complete a pending acquisition (including Movidesk), or the inability to fully integrate an acquired company, could adversely affect our business.”

We may face challenges in connection with the expansion of our operations and our product and service offerings into new market segments, and/or new geographic regions within or outside of Brazil. Also, see “—If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.”

As we expand into new market segments or geographies, we will face challenges associated with entering markets in which we have limited or no experience and in which we may not be well-known. Offering our services in new industries or new geographic regions may require substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets. In addition, although the industries into which we are considering expanding our offerings are subject to risks similar to those of our current business, profitability, if any, in our newer activities may be lower than in our more mature segments, and we may not be successful enough to recover our investments in them.

Expansion and development of business in new geographic regions within Brazil and in other jurisdictions may expose us to risks relating to staffing and managing cross border operations, lack of acceptance of our products and services, and particularly with respect to our operations outside of Brazil, increased costs and difficulty protecting intellectual property and sensitive data, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements, including with respect to privacy and security, lack of acceptance of our products and services, challenges caused by distance, language, and cultural differences, exchange rate risk and political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.

As of December 31, 2021 our international headcount increased to 108 employees, from 83 employees as of December 31, 2020 and from zero as of January 1, 2020. We expect to hire additional employees to work in our international operations in order to reach new customers and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in Brazil. Because of our limited experience with international operations or with developing and managing sales in international markets, our international expansion efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

  exposure to political developments in Brazil, Argentina, Mexico and other Latin American countries into which we plan to expand that may create an uncertain political and economic environment and instability for businesses, which could disrupt the sale of our services and the mobility of our employees and contractors between and within these jurisdictions.
  the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;
  our ability to effectively price our products in competitive international markets;
  new and different sources of competition or other changes to our current competitive landscape;
  understanding and reconciling different technical standards, data privacy and telecommunications regulations, registration and certification requirements outside of Brazil, which could prevent customers from deploying our products or limit their usage;
  our ability to comply with regulations and industry standards relating to data privacy, protection and security enacted in countries and other regions in which we operate or do business;
  potentially greater difficulty collecting accounts receivable and longer payment cycles;
  higher or more variable network service provider fees outside of Brazil;
  the need to adapt and localize our products for specific countries;
  the need to offer customer support in various languages;
  difficulties in understanding and complying with local laws, regulations and customs in non-Brazilian jurisdictions;
  compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act;
  changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;
  more limited protection for intellectual property rights in some countries;
  adverse tax consequences;
  fluctuations in currency exchange rates, which could increase the price of our products outside of Brazil, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;
21

  currency control regulations, which might restrict or prohibit our conversion of other currencies into Brazilian reais;
  restrictions on the transfer of funds;
  deterioration of political relations between Brazil and other countries;
  the impact of natural disasters and public health epidemics such as COVID-19 on employees, contingent workers, sales channel partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and
  political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment (including Sirena, D1 and SenseData) to produce the anticipated results, the failure to complete a pending acquisition (including Movidesk), or the inability to fully integrate an acquired company, could adversely affect our business.

We may from time to time acquire or invest in complementary companies, businesses, technologies, services, products and other assets in the future. For instance, in July 2020, July 2021 and August 2021, we closed the acquisition of Sirena, D1 and SenseData, respectively. Further, on December 21, 2021, we announced the signing of definitive contracts for the acquisition of Movidesk. We also may from time to time enter into relationships with other businesses to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure investors that the acquisitions we recently consummated (such as Sirena, D1 and SenseData) or that are currently pending (such as Movidesk) or our prospective acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations of the acquired companies, including their technologies, products personnel, financial systems, distribution or operating procedures, particularly if the key personnel of the acquired company choose not to work for us, their products or services are not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may adversely affect our operating results. Further, there can be no assurance that we had or will have full access to all necessary information to assess any assets acquired or will acquire and identify and mitigate the risks, liabilities and contingencies in connection with the due diligence performed. We may discover liabilities or deficiencies associated with the assets or companies we acquire or ineffective or inadequate controls, procedures or policies at an acquired business that were not identified in advance, any of which could result in significant unanticipated costs and adversely impact our business. Also, in the context of our acquisitions, we may face contingent liabilities in connection with, among others things, (i) judicial and/or administrative proceedings of the business we acquire, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement and may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation.

Certain acquisitions, partnerships and joint ventures we may enter into in the future may prevent us from competing for certain customers or in certain lines of business, and may lead to a loss of customers. We may spend time and money on projects that do not increase our revenue. To the extent we pay the consideration of any acquisition in cash, it would reduce our cash reserves, and to the extent the consideration is paid with any of our shares, it could be dilutive to our shareholders. To the extent we pay the consideration with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

For further information about our recent acquisitions, see “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Future legislative, regulatory or judicial actions impacting our products, services, platform and/or our business (including CX communications platform and software products) could also increase the cost and complexity of compliance and expose us to liability.

In the countries where we operate there is currently no specific regulation for CX communications platform and software products and/or services companies like us. However, although we understand that existing regulations do not fully contemplate our business as currently operated (including our CX communications platform and software products and services) this matter is continuing to evolve in Brazil and internationally. As a result, interpretation and enforcement of regulations often involve significant uncertainties and sudden changes. For example, the Voice over Internet Protocol, or VOIP, channel that integrates our omnichannel feature, allowing users to make or receive calls over the internet or internal networks, could be determined by the regulators to be subject to licensing and communications regulatory requirements. As a result, regulatory scrutiny and enforcement may apply to our business (or part of it). Adjusting our services and/or applying and obtaining any such licenses to be in compliance with applicable requirements and regulations may take considerable time, lead to fines and even unexpected expenses to adapt our operational models. Future legislative, regulatory or judicial actions impacting our products, services, platform and/or our business could also increase the cost and complexity of compliance and expose us to liability. There can be no assurance that legislation or regulation will not be enacted for purposes of regulating our activities and that any such legislation or regulation will not adversely impact our business. In addition, as we expand our business into our other jurisdictions or as we expand our portfolio of product offerings to our customers, we may become subject to regulatory oversight. Our products and platform and our business are subject to privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with or enable our customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers that use our products may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data.

The privacy and security of personal, sensitive, regulated or confidential data is a major focus in our industry and we and our customers that use our products are subject to federal, state, local and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business.The nature of our business exposes us to risks related to possible shortcomings in data protection. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, including the data protection of our customers, the end-consumers of our customers and employees or third parties, could harm our reputation, impair our ability to attract and retain our customers, or Subject us to claims or litigation arising from damages suffered by individuals.

Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais, or “LGPD”), entered into force on September 18, 2020 to regulate the processing of personal data in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from the company to remain fully compliant.

The penalties for violations of the LGPD include: (1) warnings imposing a deadline for the adoption of corrective measures; (2) a fine of up to 2% of the company’s or group’s revenue, subject to the limit of R$50 million per violation; (3) daily fines; (4) mandatory disclosure of the violation after it has been investigated and confirmed; (5) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repeated violation, temporary block and/or deletion of the related personal data, and partial or complete prohibition of processing activities; and (6) temporary or permanent prohibition against conducting activities related to data processing. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. Under the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above.

In addition to the administrative sanctions, due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and non-material damages caused to holders of personal data, including when caused by third parties that serve as operators of personal data on our behalf.

In addition to the civil liability and administrative sanctions by the ANPD, we are also subject to the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. We can also be held liable civilly for violation of these laws.

Similarly, many foreign countries and governmental bodies, including in the countries in which we currently operate, have laws and regulations concerning the collection and use of personal data obtained from individuals located in their jurisdiction or by businesses operating within their jurisdiction. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers.

In addition, we continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

As we expand into new industries and regions, we will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions, or subject us to sanctions, by national data protection regulators, all of which could harm our business, financial condition and results of operations. Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related businesses that require compliance with their rules pertaining to privacy and data protection.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. For instance, the State of São Paulo recently enacted a law determining that a consumer may restrict the receipt of telemarketing, SMS or Whatsapp messages in their mobiles by registering their phone numbers in a specific registry. There can be no assurance that the public in general will not adopt this tool to restrict the receipt of unsolicited telemarketing, SMSs and WhatsApp messages. A broad use of this tool by the public (particularly if its adoption is extended to other Brazilian states or foreign jurisdictions where we operate) may materially adversely affect our business as it may prevent our customers to effectively use our platform to promote their businesses. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us, our products or our platform to comply with new or existing Brazilian or other foreign privacy or data security laws, regulations, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, release or transfer of, personal data or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

We may be materially adversely affected in the event that we are in violation of anti-corruption and anti-bribery laws and regulations in the jurisdiction in which we operate.

We operate in a jurisdiction that has a high risk of corruption and we are subject to anti-corruption and anti-bribery laws and regulations, including Brazilian Federal Law No. 12,846/2013, or the Brazilian Anticorruption Law, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the U.K. Bribery Act of 2010, or the Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations in the jurisdictions where we operate. Brazilian Anticorruption Law, the FCPA and the Bribery Act generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments and benefits to government officials and other persons for improper purposes. We are in the process of implementing an anti-corruption compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Violations of the anti-corruption and anti-bribery laws and regulations could result in criminal liability, administrative and civil proceedings, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase and/or initiate enforcement of these obligations, which may require us to make adjustments to our anti-corruption compliance program, including the procedures we use to verify the identity of cardholders and to monitor our transactions. Regulators may also reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of cardholders and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could adversely affect our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new merchants to join our network and reduce the attractiveness of our products and services.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends (particularly for IP-based messaging services) upon the continued use of the Internet as a primary medium for commerce, communications and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private businesses have imposed and may impose additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based products and services such as our products and platform. In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the Internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. In case of an increase in taxes applicable to our business and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be materially adversely affected. Our activities are also subject to a municipal tax on services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates would also adversely affect our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may adversely affect our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, may change without notice (although certain principles contained in the Brazilian federal constitution and certain procedures contained in applicable law must be observed). We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities than by us, for a variety of reasons. The application of direct (such as income tax and social contribution) and indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

In addition, we benefit from certain tax incentives related to research and development and technological innovation, established by Law No. 11,196, dated November 21, 2005, as amended, or Lei do Bem, and regulated by Decree No. 5,798, dated June 7, 2006. Our ability to benefit from these incentives depends on our compliance with certain obligations. Failure on our part to comply with certain obligations in accordance with the applicable rules or to provide the documentation required to substantiate such tax credits could result in the loss of such incentives that have not yet been used and claims by the Brazilian tax authorities of the amount corresponding to taxes not paid as a result of the incentives already used, in addition to penalties and interest under Brazilian tax laws. If any of our tax benefits expires, terminates or is cancelled, we may not be successful in obtaining new tax benefits that are equally favorable, which may materially adversely affect us. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates—Income tax and social contribution.”

Furthermore, as we expand our business into new jurisdictions, there can be no assurance that any such jurisdiction will have tax treaties with the other countries where we operate and that we will not be subject to “double taxation” issues or other tax-related concerns.

If we are unable to obtain or retain geographical, non-geographical (i.e. telemarketing numbers), regional, local or toll-free numbers, or to effectively process requests, such numbers in a timely manner due to industry regulations, our business and results of operations may be adversely affected.

Our future success depends in part on our ability to obtain allocations of geographical, regional, local and toll-free direct inward dialing numbers, or DIDs, at a reasonable cost and without overly burdensome restrictions because DIDs are necessary to access the public telecommunications network (even through VOIP technology) and the business model developed by us and our subsidiary, Total Voice Comunicações S.A., or Total Voice, requires the management of DIDs on behalf of our customers in order to timely and effectively complete and receive calls at reasonable costs. Our ability to obtain allocations of, assign and retain DIDs depends on factors outside of our control, such as applicable regulations, the practices of authorities that administer national numbering plans or of network service providers from whom we can provision DIDs, such as offering DIDs with conditional minimum volume call level requirements, the cost of these DIDs and the level of overall competitive demand for new DIDs.

Regarding the expansion of our services, in order to obtain allocations of, assign and retain telephone numbers in other regions, we may be required to be licensed by local telecommunications regulatory authorities, some of which have been increasingly monitoring and regulating the categories of phone numbers that are eligible for provisioning to our customers. In some countries, the regulatory regime around the allocation of phone numbers is unclear, subject to change over time, and sometimes may conflict from jurisdiction to jurisdiction. Furthermore, these regulations and governments’ approach to their enforcement, as well as our products and services, are still evolving and we may be unable to maintain compliance with applicable regulations, or enforce compliance by our customers, on a timely basis or without significant cost. Also, compliance with these types of regulation may require changes in products or business practices that result in reduced revenue. Due to our or our customers’ assignment and/or use of phone numbers in certain countries in a manner that violates applicable rules and regulations, we may in the future be subject to significant penalties or further governmental action, and in extreme cases, may be precluded from doing business in that particular country. We have also been forced to reclaim phone numbers from our customers as a result of certain non-compliance events. These reclamations result in loss of customers, loss of revenue, reputational harm, erosion of customer trust, and may also result in breach of contract claims, all of which could have a material adverse effect on our business, results of operations and financial condition.

Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain or could have limited access to. Our inability to acquire or retain DIDs for our operations would make our voice and messaging products less attractive to potential customers in the affected local geographic areas or could restrain our capability of offering VOIP services for telemarketing purposes. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud communications, has increased, which increases our dependence on needing sufficiently large quantities of DIDs. It may become increasingly difficult to source larger quantities of DIDs as we scale and we may need to pay higher costs for DIDs, and DIDs may become subject to more stringent regulation or conditions of usage such as the registration and on-going compliance requirements discussed above.

Additionally, in some geographies, we support number portability, which allows our customers to transfer their existing phone numbers to us and thereby retain their existing phone numbers when subscribing to our voice and messaging products. Transferring existing numbers is a manual process that can take up to 15 business days or longer to complete. Any delay that we experience in transferring these numbers typically results from the fact that we depend on network service providers to transfer these numbers, a process that we do not control, and these network service providers may refuse or substantially delay the transfer of these numbers to us. Number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, then we may experience increased difficulty in acquiring new customers.

In Brazil, ANATEL recently determined that telemarketing calls are required to use non geografical 0303 pre fixed code for customers be able to identify them. Since the number of such pre fixed codes that may be assigned to the same legal entity is limited, we may need to adapt our services platform and our agreements with providers in order to comply with ANATEL’s regulations, which may take considerable time and lead to fines or unexpected expenses until we are fully in compliance. Also, if we fail to comply with such regulations we may lose customers and revenues, which could have a material adverse effect on our business, results of operations and financial condition. See “—Certain Risks Relating to Our Business and Industry—Future legislative, regulatory or judicial actions impacting our CX communications platform and software products could also increase the cost and complexity of compliance and expose us to liability.”

Any of the foregoing factors could adversely affect our business, results of operations and financial condition.

We may require additional financing to support our future capital requirements and we may not be able to secure such financing on favorable terms or at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing departments and our presence outside of Brazil, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

Our credit facility arrangements contain restrictive and financial covenants that may limit our operating flexibility.

Our credit facility agreements contain certain financial and restrictive covenants that either limit our ability to, or require a mandatory prepayment in the event we, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, change business locations, make certain investments, pay dividends, make any payments on any subordinated debt, transfer or dispose of assets, amend certain material agreements, and enter into various specified transactions. We, therefore, may not be able to engage in any of the foregoing transactions unless we obtain the consent of our lenders or prepay the outstanding amount under these credit facility agreements. These agreements also contain certain financial covenants and financial reporting requirements. We may not be able to generate sufficient cash flow or sales to meet the financial covenants or pay the principal and interest under these credit facility arrangements. Furthermore, our future working capital, borrowings, or equity financing could be unavailable to repay or refinance the amounts outstanding under the credit facility. In the event of liquidation, our lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our Class A and Class B common shares would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a company incorporated under the laws of the Cayman Islands with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries results of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing investigations, may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

Breaches of our networks or systems, or those of our cloud infrastructure providers or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and sales channel partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and sales channel partners or to cause interruptions of our products and platform. In particular, cyberattacks and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies have been targeted in the past. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we can also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on cloud infrastructure providers, internal networks, our customers’ systems and the information that they store and process. While we devote significant financial and personnel resources to implement and maintain security measures, because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. We have been and expect to be subject to cybersecurity threats and incidents, including employee errors or individual attempts to gain unauthorized access to information systems. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party’s fraudulent inducement of our employees to disclose information, unauthorized access or usage, virus or similar breach or disruption of us or our service providers, could result in loss of confidential information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Such liabilities are also related to the penalties, lawsuits and other regulatory scrutiny arising from the LGPD and the Brazilian Code of Consumer Defense. According to the Brazilian Code of Consumer Defense, consumers may file complaints with consumer protection agencies, comprising the Federal Consumer Agency (Departamento de Proteção e Defesa do Consumidor), and the local consumer protection agencies, or PROCONs. In case consumer protection agencies identify a violation of the Brazilian Code of Consumer Defense, such agencies may impose the penalties set forth in section 56 of the Brazilian Code of Consumer Defense (commonly a fine that varies from R$800 (eight hundred reais) up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the case). Consumers may also file civil lawsuits seeking compensation for damages. In addition, the Public Prosecutor’s Office may initiate a proceeding which consists of civil inquiries or investigations arising from consumer complaints in order to verify the company’s compliance with consumer law. If the inquiries or investigations conclude that there was no infraction to the law, administrative proceedings filed by the Public Prosecutor Office may be postponed or closed. However, administrative proceedings may also lead to Terms of Conduct Adjustment, or TACs, entered into between us and the relevant authorities, which are intended to adjust our conduct to certain requirements and legal standards, or lead to a public civil action (ação civil pública) against us. Accordingly, if our cybersecurity measures or those of our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees and contractors, our reputation, customer trust, business, results of operations and financial condition could be adversely affected. Vulnerability to cyberattacks may increase in light of our adoption of a permanent remote work policy (Zenvia Anywhere), a measure that we implemented as a result of the COVID-19 pandemic. While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

For further information regarding sanctions, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Impacts of the enforcement of Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or LGPD, to our products and platform and our business model.”

Unfavorable conditions in our industry or the global economy or reductions in spending on information technology and communications could adversely affect our business, results of operations and financial condition.

Our results of operations may vary based on the impact of changes in our industry or the global economy on our customers. Our results of operations depend in part on demand for information technology and cloud communications. In addition, our revenue is dependent on the usage of our products, which in turn is influenced by the scale of business that our customers are conducting. To the extent that weak economic conditions, geopolitical developments, such as existing and potential trade wars, and other events outside of our control such as the COVID-19 pandemic, result in a reduced volume of business for, and communications by, our customers and prospective customers, demand for, and use of, our products may decline. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable. If our customers reduce their use of our products, or prospective customers delay adoption or elect not to adopt our products, as a result of a weak economy, this could adversely affect our business, results of operations and financial condition.

Material weaknesses in our internal control over financial reporting have been identified. If we are unable to remedy such material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.

In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting as of December 31, 2021. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to the (i) ineffective design, implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change-management over information technology systems that support the financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs and (ii) aggregation of control deficiencies with respect to ineffective design, implementation and operation within the financial reporting process relating to the preparation of the financial statements, including formalizing of the technical application of IFRS and applicability of required disclosures and approval of journal entries and reconciliations. We have been implementing several measures to remediate these material weaknesses, including designing and implementing improved processes and internal controls, which we expect will improve our internal control over financial reporting. However, we cannot assure investors that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. Moreover, while we currently do not expect that the costs we will have to incur to remediate these material weaknesses will adversely affect our business, we may incur in unforeseen expenses.

After our initial public offering completed in July 2021, we became subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, beginning with the year ending December 31, 2022, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal control over financial reporting. Our testing may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or significant deficiencies and render our internal control over financial reporting ineffective. We may also identify deficiencies in our disclosure controls and procedures. We expect to incur substantial accounting and auditing expenses and to expend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we identify additional material weaknesses or significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Neither we nor our independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, and our independent registered public accounting firm will only be required to do so once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a network of contractual rights, trademarks, patents and trade secrets to establish and protect our proprietary rights, including our technology. For further information regarding our intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could adversely affect our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our proprietary rights. Any of these third parties could make a claim of infringement against us with respect to our proprietary rights. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

In the future, we may also introduce or acquire new products, technologies or businesses, including in areas where we historically have not participated in, which could increase our exposure to intellectual property claims. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or sales channel partners in connection with any such litigation and to obtain licenses or modify our products or platform, which could further exhaust our resources. Litigation is inherently uncertain and even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, results of operations and financial condition.

In addition, laws of the countries where we operate do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

Our customers’ and other users’ violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages, Facebook messages, WhatsApp messages or voice calls may subject us to potential risks, including liabilities or claims relating to the LGPD and other consumer protection laws and regulatory enforcement, including fines. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability.

Moreover, despite our efforts to limit any such use, there is a chance that certain of our customers may use our platform to transmit unauthorized, offensive or illegal messages, calls, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These actions are in violation of our policies made available to them. However, our efforts to defeat spamming attacks, illegal robocalls and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, copyright or trademark infringement, defamation, negligence, or fraud and be subject to fines imposed by our network service providers. Moreover, our customers’ and other users’ promotion of their products and services through our platform might not comply with federal, state, and foreign laws. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. We cannot predict whether our role in facilitating our customers’ or other users’ activities would expose us to liability under applicable law. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers’ or other users’ activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

We depend largely on our senior management, other key employees and qualified personnel, the loss of any of whom and our inability to continue to attract other qualified personnel could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of our senior management, other key employees and qualified personnel to execute on our business plan, to develop our products and platform, to deliver our products to customers, to attract and retain customers and to identify and pursue opportunities. The loss of members of our senior management, other key employees and qualified personnel could disrupt our operations and significantly delay or prevent the achievement of our development and strategic objectives. In particular, we depend to a considerable degree on the vision, skills, experience and effort of our founder and chief executive officer, Cassio Bobsin.

If members of our senior management team resign, we may not be able to sustain our existing culture or replace them with individuals of the same experience and qualification. The replacement of any of our senior management personnel would likely involve significant time and costs, and such loss could significantly delay or prevent the achievement of our business objectives. The loss of the services of any of our senior management or other key employees for any reason could adversely affect our business, results of operations and financial condition.

Our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other highly skilled technical, managerial, information technology (particularly developers) and marketing, product, sales and customer service personnel. Competition for such personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition. To the extent we hire personnel from competitors, we also may be subject to allegations that they have been improperly solicited or disclosed proprietary or other confidential information.

In addition, even if we are successful in hiring qualified sales personnel, newly hired personnel require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at businesses and new regions (including outside of Brazil). Our recent hires and planned hires may not become as productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

Volatility in, or lack of performance of, our Class A common share price may also affect our ability to attract and retain key personnel. Many of our key personnel are, or will soon be, vested in a substantial number of our Class A common shares in the context of our equity incentive plans. Employees may be more likely to terminate their employment with us if the shares underlying their vested options have significantly appreciated in value relative to the original exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our Class A common shares. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected. For further information regarding our long-term compensation incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates will grow. For example, global political events, including the United Kingdom’s exit from the European Union, the recent conflict between Ukraine and Russia, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers in Brazilian reais, in light of our international expansion we expect to transact with customers in Mexican pesos, Argentine pesos, Colombian pesos and U.S. dollars, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our Class A common shares could be adversely affected.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

In the ordinary course of business, we and our subsidiaries are and may continue to be in the future parties to tax, civil, labor and consumer protection proceedings, as well as arbitration and administrative investigations, inspections and proceedings whose outcomes may be unfavorable to us. As of December 31, 2021 and 2020, we have established an amount of R$36,076 thousand and R$32,844 thousand, respectively, in provisions for disputes that represent a probable loss for us and our subsidiaries. Also, we are not required to record provisions for proceedings in which our management judges the risk of loss to be possible or remote. However, the amounts involved in some of these proceedings may be substantial, and eventual losses on them could be significantly high. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded. Unfavorable decisions in our legal proceedings (including court decisions unfavorable to us in amounts above those provisioned for or that prevent us from carrying out our projects, as initially planned) may, therefore, reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. For more information on material legal proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings.”

There are risks for which our insurance policies may not adequately cover or for which we have no insurance coverage. Insufficient insurance coverage or the materialization of such uninsured risks could adversely affect us.

Our insurance policies may not adequately cover all risks to which we are exposed. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. We cannot assure investors that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares. Moreover, we are subject to risks for which we are uninsured, such as war, acts of God, including hurricanes, other force majeure events and breaches of the security of our systems by hackers. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require us to commit significant cash resources to cover such losses, which may adversely affect us.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

  growth or downturn of the Brazilian economy;
  interest rates and monetary policies;
  exchange rates and currency fluctuations;
  inflation;
  liquidity of the domestic capital and lending markets;
  import and export controls;
  exchange controls and restrictions on remittances abroad and payments of dividends;
  modifications to laws and regulations according to political, social and economic interests;
  fiscal policy and changes in tax laws and related interpretations by tax authorities;
  economic, political and social instability, including general strikes and mass demonstrations;
  the regulatory framework governing our industry;
  labor and social security regulations;
  public health crises, such as the ongoing COVID-19 pandemic; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Macroeconomic Environment.”

The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing investigations, may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019. During his presidential campaign, President Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that President Bolsonaro will be successful in executing his campaign promises or passing certain reforms fully or at all, particularly when confronting a divided Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. Moreover, President Bolsonaro was generally a polarizing figure during his campaign for the presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, as well as external perception regarding the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities.

Furthermore, during April 2020, President Bolsonaro became involved in a political dispute that culminated in the resignation of both the then Minister of Health, Luiz Henrique Mandetta, and Minister of Justice, Sergio Moro. These former ministers were considered key names in the current administration, and the ministerial changes triggered further instability in the Brazilian economy and capital markets. As of the date of this annual report, President Bolsonaro is under investigation by the Federal Supreme Court (Supremo Tribunal Federal) for misconduct alleged by former Minister of Justice Mr. Sergio Moro. According to the former minister, the President exerted undue political pressure to appoint certain members of the Brazilian federal police for potential personal benefit and for the benefit of his family. If the President did in fact infringe the law, any resulting consequences, including potential impeachment, could have material adverse effects on the political and economic scenario in Brazil, and on businesses operating here, including our business. Also, President Jair Bolsonaro has been criticized in Brazil and internationally as a result of his actions to combat the COVID-19 pandemic in Brazil, increasing the political uncertainty and the instability in Brazil. Since the beginning of the COVID-19 pandemic in Brazil, four individuals already took office as Minister of Health.

It is expected that the current Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2022 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. The Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.

On April 27, 2021, the Brazilian Senate established a parliamentary commission of inquiry (Comissão Parlamentar de Inquérito), or CPI, to investigate the alleged mishandling of public funds assigned to combat COVID-19 effects in Brazil. The CPI’s purpose was to investigate actions and omissions by the Federal Government while fighting the pandemic, as well as the healthcare system collapse in the State of Amazonas in early 2021. The CPI’s final report, which was approved by a majority of CPI members, was presented to the Brazilian Public Prosecutor's Office (Procuradoria-Geral da República) and the Brazilian Supreme Court (Supremo Tribunal Federal) in October 2021. The report recommended the indictment of 78 individuals and 2 companies, including that of President Jair Bolsonaro for allegedly committing at least 9 crimes while handling the COVID-19 pandemic. If President Jair Bolsonaro is indicted by the Brazilian Attorney General’s Office (Advocacia-Geral da União), there may be an impeachment proceeding or trial by the Brazilian Supreme Court, which may have material adverse effects on Brazil’s political and economic environment.

In addition, the Brazilian Supreme Court has recently annulled the criminal convictions against former Brazilian President Luiz Inácio Lula da Silva, and subsequently reinstated his political rights, which may further deepen political tensions in Brazil and enable him to run for president in the elections to take place in 2022. Historically, in election years, especially presidential elections, levels of foreign investment in the country are reduced; and political uncertainty creates greater instability and volatility in the political-economic scenario. In summary, the outcome of the 2022 presidential election and its impact on the Brazilian economy are uncertain and can adversely affect our operations and financial results. The President of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the President elected in 2022 will adopt, much less whether such policies or changes in current policies can adversely impact us or the Brazilian economy.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 10.1%, 4.5% and 4.3% for the years ended December 31, 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 4.50% on December 31, 2019, 2.00% as of December 31, 2020 and 9.25% as of December 31, 2021. As of the date of this annual report, the official Brazilian base interest rate is 11.25%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Recently, due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021 and R$4.778 per US$1.00 on March 25, 2022. There can be no assurance that the real will not again depreciate and/or appreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as affecting our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, 1.1% for the year ended December 31, 2019 and a contraction of 4.1% for the year ended December 31, 2020. Brazilian GDP grew 4.6.% in the year ended December 31, 2021. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the current COVID-19 pandemic. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries and global tensions, as well as economic or political crises and social unrest in Latin America or other emerging markets, including as a result of the COVID-19 pandemic, can significantly affect the perception of the risks inherent in investment in Brazil.

On November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. In addition, on June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. Brexit officially occurred on January 31, 2020 and has created significant economic uncertainty in the United Kingdom and in Europe, the Middle East, and Asia. The terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate.

Furthermore, global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse affect on the economy and business activity globally and lead to (i) credit and capital market disruptions, (ii) increase in interest rates and inflation in the markets in which we operate, (iii) lower or negative global growth, among others. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets. These developments, as well as potential crises and other forms of political instability, or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.8

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

  In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was affirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook, which was affirmed in December 2020. On November 30, 2021, Standard & Poor’s maintained the BB- rating with a stable outlook.
  In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s affirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. In May 2020 and in December 2021, Moody’s maintained the Ba2 rating with a stable outlook.
  In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was affirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative, citing the deterioration of the Brazilian economic and fiscal scenarios and the worsening risks for both dimensions, given the renewed political uncertainty, in addition to the uncertainties about the duration and intensity of the COVID-19 pandemic. In November 2020, Fitch maintained the BB-negative rating with a negative outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by Standard & Poor’s, Moody’s and Fitch. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares

An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise future capital may be impaired.

Although our Class A common shares are listed and being traded on the Nasdaq, an active trading market for our Class A common shares may not be maintained. Consequently, investors may not be able to sell our Class A common shares at prices equal to or greater than the price paid by such investor. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

  technological innovations by us or competitors;
   the failure of financial analysts to cover our Class A common shares after our initial public offering or changes in financial estimates by analysts;
  actual or anticipated variations in our operating results;
  changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;
  announcements by us or our competitors of significant contracts or acquisitions;
  future sales of our shares;
  investor perceptions of us and the industries in which we operate; and
  difficulties experienced by our parent company and/or by any of our associate companies in Brazil, or direct or indirect subsidiaries of our parent company.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. Any such litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be materially adversely affected.

The market price of our shares may be volatile or may decline sharply or suddenly, regardless of our operating performance, and we may not be able to meet investors’ or analysts’ expectations. Investors may not be able to resell our Class A common shares they hold at a price equal to or greater than the price paid by such investor and, therefore, may lose all or part of their investment.

The market price of our Class A common shares may fluctuate or decline significantly in response to a number of factors, many of which are beyond our control, including, but not limited to:

  actual or forecast fluctuations in revenue or in other operating and financial results;
  variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
  action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;
  announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
39

  negative media coverage or publicity affecting us or our parent company, whether true or not;
  changes in the operating performance and stock market valuations of CX communications platform companies in general, including our competitors;
  fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;
  threats of proceedings and actions brought against us or decided against us;
  developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies;
  changes in accounting standards, policies, guidelines, interpretations or principles;
  any significant changes to our board of directors or management;
  any security incidents or public reports of security incidents that occur in our platform or in our sector;
  statements, comments or opinions from public officials that our product offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and
  other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

In addition, price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many CX communications platform companies. Often, their stock prices fluctuate in ways that are unrelated or disproportionate to the operating performance of companies. In some instances, shareholders have filed a class action lawsuit after periods of market volatility. If we are involved in litigation regarding securities, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business. In addition, the occurrence of any of the factors listed above, along with others, may cause our share price to drop significantly and there is no guarantee that our share price will recover. As a result, investors may not be able to sell our Class A common shares they hold at a price equal to or greater than the price paid by such investor and, therefore, may lose some or all of their investment.

Our controlling shareholders, in the aggregate, own 100% of our outstanding Class B common shares, which represent approximately 93.08% of the voting power of our issued capital and 57.37% of our total equity ownership , and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate the totality of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits an investor’s ability to influence corporate matters.

Our controlling shareholders own 100% of our Class B common shares, resulting in their ownership of 57.37% of our outstanding shares, and, consequently, 93.08% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders And Related Party Transactions—A. Major Shareholders.” These entities will control a majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders will be able to elect the members of our board of directors. Our controlling shareholders will be able to appoint the totality of our board despite owning a non-proportionate number of shares and any corporate restructuring, merger or consolidation or any business combination transaction will additionally require the approval of our controlling shareholders so long as they each hold Class B common shares. In addition, our Articles of Association require the consent of our controlling shareholders before our shareholders are able to take certain corporate actions, including to amend such document. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” The interests of these shareholders may conflict with, or differ from, the interests of other shareholders. Our controlling shareholders’ decisions on these matters may be contrary to an investor’s expectations or preferences, and they may take actions that could be contrary to an investor’s interests. Our controlling shareholder will be able to prevent any other shareholders, including investors, from blocking these actions. So long as these shareholders continue to own a substantial number of our shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.

The disparity in voting rights among classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude an investor’s ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to ten (10) votes per Class B common share so long as the voting power of Class B common shares is at least 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or, if investors view or any potential future purchaser of our company views, the superior voting rights of the Class B common shares have value. Given the ten-to-one voting ratio between our Class B ordinary and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders requiring the approval of an ordinary resolution so long as the Class B common shares represent at least 9.1% of all outstanding shares of our Class A common shares and Class B common shares in addition to certain other rights to which our controlling shareholders are entitled (see risk factor immediately above and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital”). This concentrated control will limit or preclude an investor’s ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes as well as transfers between our controlling shareholders. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital and Constitutional Documents—Meetings of Shareholders—Voting Rights.”

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the Nasdaq, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, investors will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after our initial public offering (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2021, we had 17,616,206 outstanding Class A common shares and 23,708,300 Class B common shares.

Our controlling shareholders or entities controlled by them or its permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If our controlling shareholders, the affiliated entities controlled by them or its permitted transferees were to sell a large number of Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish reports, or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts currently cover our parent company, but they do not, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade their target price for our Class A common shares or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, investors will have to rely on the price appreciation of our Class A common shares in order to achieve a return on an investor’s investment.

We have not adopted a dividend policy with respect to future dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors or, where applicable, our shareholders. We may retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. In addition, our financing agreements may from time to time contain certain restrictions as to the distribution of dividends by us and/or our subsidiaries. For instance, under certain financial arrangements, Zenvia Brazil is currently limited from distributing dividends in excess of 25% of the profit of any given year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Accordingly, if we do not declare dividends in the future or there are any significant limitations on our ability to distribute dividends to our shareholders, investors will most likely have to rely on sales of their Class A common shares, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our Class A common shares will ever exceed the price that investors pay.

The requirements of being a public company in the United States may overstretch our resources, result in litigation and divert the attention of management from our business.

Our initial public offering will continue to have a significant transformative effect on us. We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares. We will also incur costs, including, but not limited to, directors’ fees, increased directors’ and officers’ insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, Nasdaq listing requirements and other rules and regulations applying to companies with publicly listed securities. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more difficult, time consuming and costly, particularly after we are no longer an “emerging growth company,” increasing the demands on our systems and resources. Among other things, the applicable SEC rules require us to file annual and current reports with respect to our business and operating results.

These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Our dual-class structure may result in a lower or more volatile market price of our Class A common shares. Our dual-class capital structure means our shares will not be included in certain stock indices. We cannot predict the impact this may have on our Class A common share price.

We cannot predict whether our dual class structure, combined with the concentrated control of our Company (see “Item 7. Major Shareholders And Related Party Transactions—A. Major Shareholders”), will result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, namely, to exclude companies with multiple classes of common shares. FTSE Russell requires greater than five percent of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those not listed or trading) in the hands of public shareholders whereas S&P Dow Jones announced that companies with multiple share class structures, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. MSCI also announced its review of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure investors that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Pursuant to these policies, our dual class structure makes our Class A common shares ineligible for inclusion in such indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A common shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. In addition, several shareholder advisory firms have announced their opposition to the use of multiple share class structures. As a result, our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure investors that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute an investor’s interest in our share capital, change the nature of our business, and/or affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business, including through acquisitions, and implement our growth strategy going forward by engaging in public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute an investor’s interest in our share capital or result in a decrease in the market price of our common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute an investor’s interest in our capital stock, change the nature of our business from the business that investors originally invested in (including as a result of merger or acquisition transactions), and/or result in a decrease in the market price of our Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements from U.S. domestic registrants and non-emerging growth companies. We may take advantage of exemptions from certain corporate governance regulations of the Nasdaq, and this may result in less protection for the holders of our Class A common shares.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, investors may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, according to Section 303A of the Section 5605 of the Nasdaq equity rules listed companies are required, among other things, to have a majority of independent board members, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. As an emerging growth company, we can: (i) include less extensive narrative disclosure than required of other reporting companies, (ii) provide audited financial statements for two fiscal years, in contrast to other reporting companies, which must provide audited financial statements for three fiscal years, (iii) not provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (iv) defer complying with certain changes in accounting standards and (v) use test-the-waters communications with qualified institutional buyers and institutional accredited investors. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end).

We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fulsome and judicially interpreted bodies of corporate law.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for investors to assess the value of any consideration investors may receive in a merger or consolidation that takes place by way of a court approved scheme of arrangement or to require that the acquirer gives investors additional consideration if investors believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for investors to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel is not aware of any reported class actions having been brought in a Cayman Islands court.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, we have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The Depository Trust Company, or DTC, may cease to act as depositary and transfer agent for our Class A common shares.

DTC will have the discretion to cease to act as depositary and clearing agent for our Class A common shares. If DTC determines at any time that our Class A common shares are not eligible for continued deposit and clearance within their facilities, then we believe the Class A common shares would not be eligible for continued listing on the Nasdaq and trading of our Class A common shares would be disrupted. While we would pursue alternative arrangements to maintain the listing and trading, any such disruption could result in a material adverse effect on the trading price of our Class A common shares.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

Most of our assets are located outside of the United States and the majority of them are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

  have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
  have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
  have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
  understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
  be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Cayman Islands Economic Substance Act may affect our operations.

The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (as revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off.

ITEM 4.                        INFORMATION ON THE COMPANY

A.                  History and Development of the Company

Zenvia Inc. was incorporated on November 3, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Zenvia is a publicly-held company listed on the Nasdaq Capital Market since July 2021 and, therefore, subject to certain reporting requirements of the Exchange Act.

Our principal executive office is located at Avenida Paulista, 2300, 18th Floor, São Paulo, São Paulo, CEP 01310-300, Brazil. Our registered office is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands. Our investor relations website is https://investors.zenvia.com.

Our History

              We were founded in Brazil 18 years ago as a bootstrapped startup in a garage serving businesses with complex networking infrastructures through our platform of APIs for SMS messaging connectivity. As we continued to grow, we scaled our business by adding new CX communication SaaS, tools and channels to our platform, making it more flexible, versatile and comprehensive in order to capitalize on the market opportunity to serve customers along their end-consumer’s lifecycle.

Currently, we have local presence in Brazil, Mexico, Argentina and the United States, while our technology allows our customers to use our platform based on their individual use case. The adoption of these technologies by our customers, and the desire of their end-consumers to have access to contextualized and digital communication channels, allows our customers to more effectively serve their end-consumers and streamline their decision-making process and day-to-day business operations.

Initial Public Offering and Concurrent Private Placement

In July 2021, we completed our initial public offering, in which we sold an aggregate of 11,538,462 of our Class A common shares at a public offering price of US$13.00 per share. Our Class A common shares began trading on the Nasdaq Capital Market on July 23, 2021, under the symbol “ZENV.”

On July 29, 2021, we sold to Twilio Inc., or Twilio, 3,846,153 of our Class A common shares in a private placement, or the concurrent private placement, exempt from registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, at a price per Class A common share of US$13.00, which was equal to the price per Class A common share in our initial public offering. Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network – Zenvia contributing its customer experience communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route A2P messages and voice calls originating from Twilio’s customers and Twilio reciprocally agreed to process and route A2P messages and voice calls originating from our customers.

We received approximately US$185.0 million of net proceeds from our initial public offering (i.e., after deducting underwriting discounts, commissions and offering expenses) and the concurrent private placement.

See “Item 7. Major Shareholders And Related Party Transactions—A. Major Shareholders.”

B.                  Business Overview

Our Pledge

We are driven by the purpose of empowering companies to create unique experiences for customer communications through our unified end-to-end platform.

Overview

We create differentiaded customer journeys by empowering companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences.

Communication is an essential activity for businesses serving their end-consumers. Businesses all over the world are shaping new customer experiences with the power of digital communications and process automations. However, businesses seeking to implement multi-channel communication experiences for their end-consumers are frequently faced with multiple challenges given the complexities of implementing and integrating such processes and level of investments that they require. We provide businesses with a solution to this problem by offering a unified end-to-end communications platform at affordable prices.

Our comprehensive platform assists our customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, ticket resolution, consumer health, among others.

Our CX communications platform enables companies to digitally interact with their end-consumers in a personalized and highly contextualized fashion across their entire lifecycle. Our unified end-to-end CX communications platform provides a combination of (i) SaaS focused on marketing campaigns, sales teams’ management, customer service and engagement, and customer success; (ii) communication channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. All these applications are orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Further, our platform allows the integration with legacy systems and has native integrations with all sorts of softwares like CRM, ERP and others.

Businesses use our platform to frequently and more seamlessly connect with their end-consumers while also offering new mobile application experiences. The use of our platform brings opportunities to digitalize communications that were previously sent through traditional methods, e.g. mail, generating time efficiency, paper savings, and a positive contribution to the environment. From small family-owned businesses to large corporations, our customers use our platform to attract, convert, serve and nurture their end-consumers. Our high profile clients include one of Brazil’s five largest insurance companies in terms of customer base, with more than two million customers for auto insurance, who depends on our automated flow solutions to send their welcome communications and orchestrate other flow-related services, such as billing and insurance renewal. This player also utilizes our customer service automation solution (ALTU) to allow its customers to contact the insurer for opening and tracking claims digitally and to make payments. Also, one of the three largest retailers in Brazil, in terms of estimated revenue, uses our solution to track and serve the entire customer experience life cycle, from order placement to product delivery, through automated communication flow. Our ALTU solution efficiently serves their demand by, for example, providing order status. By combining automation with the existing service team, this retail company has successfully reduced the number of complaints and peak traffic to the call center, therefore increasing its Net Promoter Score, or NPS, and customer satisfaction with the brand. In addition, one of the largest card issuers in Brazil, in terms of number of cards issued, also uses our solution to issue its invoices.

Small businesses also use our platform for a variety of use cases. For example, a technology company that monitors temperature sensors for medical-grade cold storage uses our Voice solution to monitor, detect and alert its end-consumers of any out-of-range temperature incidents for specific medical supply storage chambers, mitigating the risk of improper medicine storage.

Our platform’s flexibility allows us to serve many important sectors in improving their communications with the end-customer, such as:

  Financial institutions who use our platform for SMS transaction confirmation alerts, security tokens and marketing campaigns;

  Service providers who use our platform to manage outbound voice calls integrated with their customer relationship management platforms, or CRMs;

  Universities who use our platform to support students on multiple communication channels such as WhatsApp and Website;

  Medical and dental clinics and hospitals who use our SMS platform to confirm and reschedule appointments as well as send appointment reminders to patients;

  Retailers who use our WhatsApp solution to support their sales teams to manage sales and our SMS platform to inform customers about new products and promotions and to track the status of deliveries;
  Insurance companies who use D1 platform to orchestrate communication journeys with end-customers; and
  Consumer goods and staples companies that use Sensedata to nurture the relationship with its consumer to avoid churn or/and improve sales and get insights.

Our software platform facilitated the flow of communication with end-consumers for more than 11,800 clients of all sizes as of December 31, 2021, increasing from 9,400 and 7,700 clients as of December 31, 2020, and December 31, 2019, respectively, which were across a broad range of industries throughout Latin America. Some of our most important clients include ABInBev, LG Electronics, Stone Co., RD Station, Rappi, Tivit and Mobly, and others.

We have a diversified customer base with our 10 largest customers representing 34.5%, 33.1% and 34.2% of our revenue in the years ended December 31, 2021, 2020, and 2019, respectively. We are working to further decrease this concentration by investing in marketing initiatives to attract new small and medium business, or SMB customers,to our platform and providing additional offerings to our existing customer base. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

We believe our usage-based recurring revenue model allows us to grow with our customers and increase our revenue base as they increase their use of our SaaS and communication channels. We initially adopt a “land and expand” strategy, pursuant to which we introduce our platform to our customers based on one simple use case, which is usually SMS, and then develop the customer relationship over time, upselling and cross-selling our suite of solutions as they grow and improve their customer journey. This strategy has allowed us to achieve a Net Revenue Expansion rate (NRE) of 122%, 113% and 117% as of December 31, 2021, 2020 and 2019, respectively. For more information about our Net Revenue Expansion rate (NRE), see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Net Revenue Expansion Rate (NRE).”

Net cash used in our operating activities for the year ended December 31, 2021 amounted to R$97,260 thousand, compared to net cash from operating activities amounting to R$46,143 thousand and R$26,451 thousand for the years ended December 31, 2020 and 2019, respectively. Our revenue totaled R$612,324 thousand, R$429,701 thousand and R$354,035 thousand in the years ended December 31, 2021, 2020 and 2019, respectively, representing an increase of 42.5% between the years ended December 31, 2021, and 2020, and 21.4% between the years ended December 31, 2020, and 2019. Our loss for the year ended December 31, 2021 amounted to R$44,646 thousand, compared to loss amounting to R$21,431 thousand and profit amounting to R$13,844 thousand for the years ended December 31, 2020, and 2019, respectively. Our Adjusted EBITDA for the year ended December 31, 2021 amounted to R$41,080 thousand, compared to R$8,038 thousand and R$36,067 thousand for the years ended December 31, 2020, and 2019, respectively, as we continue to invest in our platform and growth initiatives. We believe we are now at an inflection point and we believe 2022 will be the year when we lay the foundations for the future growth, accelerating the integration of all businesses into one powerful platform and deploying a new go-to-market strategy to provide the best SaaS experiences for brands, allowing them to offer a diferentiated end-customer journey.

Our Recent Acquisitions

We have a track record of acquiring businesses and technologies that provide us with new product offerings and capabilities and help us to penetrate new markets. We aim to increase our geographic footprint by expanding our addressable market and pursuing acquisitions or strategic investments in businesses to strengthen our presence in the Latin American region.

We intend to continue to explore potential acquisitions and make targeted acquisitions that complement and strengthen our product portfolio and capabilities as well as our talent pool, or provide us with access to new markets.

Pending Acquisitions

On December 21, 2021, we announced the signing of definitive contract for the acquisition of Movidesk, which is a company focused on customer service solutions to define workflows, provide integration with communication channels and monitor tickets through dashboards and reports. This transaction will be our 10th acquisition during our history and the second announced since our initial public offering. The closing of the transaction is subject to customary conditions precedent and is expected to be completed in April of 2022. Consistent with our M&A model, it is expected that, Donisete Gomes, Movidesk’s chief executive officer, will remain as head of Movidesk operations along with his team.

Consummated Acquisitions

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda, or SenseData, which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore. By tracking and aggregating internal and external data from different providers, the solution enables automated customized actions in different touchpoints of the customer journey, creating more personalized and seamless experiences. As consideration for the acquisition, Zenvia Brazil (i) on the closing date, made an upfront cash payment of R$30,112 thousand, (ii) by November 1, 2022, will deliver to SenseData’s former shareholders 91,728 of our Class A common shares (estimated at R$6,793 thousand), subject to customary lock-up provisions, and (iii) subject to the achievement of gross profit milestones by SenseData until November 2023, expects to pay an aggregate amount between R$35,018 thousand and R$100,349 thousand, considering a range of outcomes of -50% to +50% of achievement of the targets, respectively.

On July 31, 2021, Zenvia Brazil completed the acquisition of the direct and indirect acquisition of 100% of the share capital of D1, a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences, or the D1 Acquisition. The transaction included D1’s wholly owned subsidiary, Smarkio Tecnologia Ltda., or Smarkio, a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020. As consideration for the D1 Acquisition, under the original contractual terms, (i) on May 31, 2021, Zenvia Brazil contributed R$21 million in cash into D1, (ii) on the closing date, (a) Zenvia Brazil further contributed R$19 million in cash into D1, (b) paid to D1’s previous shareholders R$319 million; and (c) we issued 1,942,750 Class A common shares to certain D1 former shareholders (equivalent to R$133 million), and (iii) on the second quarters of 2022 and 2023, subject to the achievement of certain gross profit milestones for the twelve-month periods ended March 31, 2022 and March 31, 2023, respectively, we would pay additional amounts (discussed below), proportional to such milestones, to certain D1 former shareholders.

As announced to the market on February 15, 2022, we accelerated the integration of D1’s streamlining platform and team, with the purpose of improving our go-to-market strategy and boosting synergies, which we believe will allow us to better serve our enterprise clients who demand highly customized end-to-end customer journey solutions. As a result, we agreed to new terms with D1’s former shareholders providing that Zenvia Brazil will pay certain D1 former shareholders an aggregate amount of R$164 million in three fixed installments, of which (i) R$94 million was paid in February, 2022, (ii) R$30 million was paid in March 2022, and (iii) R$40 million will be paid by March 2023. Such fixed installments substitute the previously agreed earn-out installments payable in connection with the D1 Acquisition, which were estimated to amount to R$225 million in aggregate at the time of the consummation of this acquisition. In addition, and as result of this agreement, Fernando Jorge Wosniak Steler resigned from his position as a member of our board of directors and will also stand down from his position as D1 CEO, and will assist, alongside other members of D1’s senior management to facilitate the transition process, which is expected to take up to 180 days from February 15, 2022.

On July 24, 2020, Zenvia Brazil entered into a certain share purchase and sale agreement and completed the acquisition of 100% of the shares of Rodati Motors Corporation, or Sirena, a startup founded in 2014 that offers communication solutions for sales teams via WhatsApp. As consideration for the acquisition, (i) on the closing date, Zenvia Brazil made an upfront cash payment of US$10,923 thousand (R$56,961 thousand), (ii) Zenvia Brazil agreed to make additional deferred payments in the aggregate of US$13,584 thousand (R$70,835 thousand), due in three installments payable in 6, 12 and 24 months as of the closing date, bearing interests of 10% per annum. plus 0.75% for each month as of the closing date, of which US$392 thousand (R$2,135 thousand) was settled on January 24, 2021. The total consideration agreed for the Sirena acquisition is US$24,507 thousand (R$127,796 thousand). As of December 31, 2021, the additional deferred payments to be paid in 2022 amounts to US$4,678 thousand (R$26,106 thousand), based on our current estimate of the range of outcomes considering the achievement of certain metrics.

On August 31, 2021, we delivered 89,131 of our Class A common shares to certain Sirena former shareholders equivalent to US$859 thousand (R$4,467 thousand). Also, in addition to transferred Class A common shares, certain of the former shareholders that remained working with us were subject to additional compensation of up to US$1,298 thousand (R$6,703 thousand) paid in August 2021 and US$2,125 thousand (R$11,858 thousand) to be paid in 2022, calculated based on certain goals of contribution margins (as defined in the agreement) generated by Sirena solutions and subject to their continued employment with the Company. As of December 31, 2021, a provision was recorded in the amount of R$19,062 thousand related to the estimated compensation payable to these individuals.

On February 1, 2020, Zenvia Brazil entered into an asset purchase and sale agreement with Omnize Software Ltda., or Omnize, and completed the acquisition of Omnize’s software and intellectual property related to the Omnize customer service platform. As consideration for the acquisition, Zenvia Brazil paid R$4,400 thousand in cash on the closing date. This acquisition provided the technological basis for Zenvia to incorporate chat functionality into its platform, allowing for the creation of Zenvia Chat, our customer service software.

On March 1, 2019, Zenvia Brazil acquired 100% of the equity interest of Total Voice Telecom S.A., or Total Voice, a company that operates in the telephony API (Application Programming Interface) business. The Total Voice Communication API allows developers to add voice and text communication directly into their application. As consideration for the acquisition, Zenvia Brazil (i) on the closing date, made an upfront cash payment of R$2,002 thousand to the former shareholders of Total Voice that separated from the company upon closing, and R$13 thousand to the former shareholders of Total Voice who remained as our employees, totaling R$2,015 thousand. After the acquisition, former shareholders who remained in the company received additional remuneration of R$13,667 thousand in 2021 and will receive additional remuneration of up to R$1,301 thousand in 2022, based on certain conditions, including the continuation of the employment relationship with us. As of December 31, 2021, a provision in the amount of R$1,301 thousand (R$13,112 thousand and R$5,230 thousand as of December 31, 2020 and 2019, respectively) was recorded for the estimated remuneration of these individuals.

Our Competitive Advantages

We believe our leadership position in Latin America is a result of the following core competitive advantages:

●        Composable Communications Platform: We are a communications enabler company focused on providing the building blocks to compose communications SaaS for businesses and APIs that may be integrated into business applications. We believe that our developers are able to build a very wide range of use cases.

●        Comprehensive Platform with Highly Efficient Sales Channels: We offer a breadth of functionality, including voice and messaging communication that may be used across a range of devices. While businesses can rely on one of our sales channel partners to assist them with their implementation, SMBs can start using them within days of their implementation using our “self-service” platform. We classify our customers by segment according to their potential interaction volumes, employing an efficient sales channel strategy for each customer size.

●        Easy Adoption: Our platform may be adopted one use case at a time, which reduces the sales and adoption cycle. We may give businesses a trial period to allow them to build trust with us and adopt our platform. This approach eliminates upfront costs for our customers and minimizes technical implementation and integration complexities that typically hinder innovation.

●        Easy to Scale: With easy-to-use products with a high velocity to scale, our platform allows our customers to scale up or down without interruptions and delays caused by required applications redesign or communications infrastructure restructurings. Our platform is user-friendly and we have been experiencing a continuous increase in its adoption by customers. Our Net Revenue Expansion rate (NRE) was 122% in 2021, 113% in 2020 and 117% in 2019. Net Revenue Expansion rate (NRE) is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product).

●        Reliability and Solid Reputation: Our platform consists of fault-tolerant systems that have enabled our customers to avoid any significant failures or downtime, making it reliable and robust.

●        Long Tail Go-to-Market: Our low entry-price and “self-service” platform allows small businesses to acquire and use our SaaS with or without onboarding team support. We have access to a large addressable market with high margins and small businesses can increasingly acquire our products through our “self-service” platform. We plan to continue evolving the process to improve our monthly automated SMS messages and include other products such as Voice, WhatsApp, customer service using chat, amongst others, and plan to simplify onboarding and automation in the future.

●        Expansion of Value Offering: With the acquisitions we made throughout 2021, we expanded our product offerings by adding multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences, as well as communication actions and specific 360º customer journeys.

Our Growth Strategy

Our growth strategy is based on:

●       Deepening Our Technology Leadership: We plan to significantly invest in our technology platform by adding new software capabilities, including new SaaS commerce, tools (e.g., payments) and communication channels (e.g., new messaging apps). The combination of these SaaS, tools and channels will enable us to provide new use cases to our customers and reinforce our one-stop shop market position in digital communications.

●       Increasing Spend within Our Customer Base: We plan to invest in initiatives to improve our customers’ spending on our products and services, including new offers and incentives for upselling and cross-selling and better customer education, and invest in improved processes to increase usage of our platform, offers related to customer needs, while improving our ability to integrate external systems in order to make it easy for our customers to connect their internal systems with our platform. We believe that each communication channel that we enable on our platform results in an upsell and cross-sell opportunity with a self-service acquisition journey. Also, our platform allows us to develop new products quickly and integrates the user journey by a same interface, allowing us to use our software as a product showcase to incentivize users to adopt our offerings. Our unified end-to-end CX communications platform provides a combination of (i) SaaS focused on marketing campaigns, sales teams’ management, customer service and engagement, and customer success, and (ii) communication channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. All these applications are orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Further, our platform allows the integration with legacy systems and has native integrations with all sorts of softwares like CRM, ERP and others.

●       Focus on organic growth and integrating acquisitions: Based on a pay-as-you-go model, we made certain acquisitions in 2021, increasing our customer base in the markets in which we operate. Our goal for the year 2022 is to focus on the organic growth and integrating our recent acquisitions.

●       Pursuing Targeted Acquisitions of Products and Technologies: We have a track record of successfully acquiring and integrating businesses and technologies that have provided us with new product offerings and capabilities and helped us to penetrate new markets. We aim to increase our geographic footprint by expanding our addressable market and pursuing acquisitions or strategic investments in businesses to strengthen our presence in the Latin America region. We intend to continue exploring potential acquisitions and make targeted acquisitions that complement and strengthen our product portfolio and capabilities, or that provide us with access to new markets.

●       Increasing and Deepening Our Pan-Latin American Presence: We believe a substantial market opportunity exists to increase our international footprint across all product lines. We plan to invest in our regional expansion in Latin America to benefit from our strong brand recognition and scale.

●       Scaling Our Go-to-Market Strategy: We plan to scale our go-to-market strategy by enhancing our indirect sales channel, which includes digital agencies, system integrators and software sales channel companies. It leverages our platform with additional services, know-how and offerings to educate the market about improving customer experiences with multi-channel communications and makes our products and processes more attractive for a larger target market. See “—Sales and Marketing.”

Industry

Communication is critical for the operation and innovation of businesses of all sizes

With unprecedented customer dependence on smartphones and the proliferation of mobile applications, communications have become a major focus for businesses of all sizes. As a result, businesses are integrating mission-critical communications functions in their products and services. In order to provide real-time value to their end-consumers across a myriad of devices, businesses are seeking to effectively operate and innovate to create a “connected” experience.

Communication and the focus on customer experience are transforming interactions between businesses and their end-consumers

Mobile channels connections between businesses and their end-consumers have been at the forefront of change in the way businesses communicate with their end-consumers and there is a need for a more comprehensive platform to manage such communications.

In addition, the ongoing transformation of the communications industry is demonstrated by the expected change in the mix of services provided by CPaaS companies, which is one of our target markets. According to Juniper Research’s “2020 CPAAS Future Market Outlook - Emerging Opportunities - 2020-2025 - Deep Dive Data & Forecasting” study, the CPaaS global market landscape is expected to change over the next five years as a result of the diversification of services offered. Although SMS revenue from CPaaS platforms is expected to grow 21.8% on average annually, it is expected to account only for approximately 70.5% of total CPaaS revenue by 2025, compared to 95.9% of total CPaaS revenue in 2020. These numbers mean that although SMS and Application-to-Person (A2P) may be perceived as legacy strategies, they will potentially be the platform to leverage and catapult new technologies, such SaaS platforms, and strategies across markets.

SaaS platform services are also changing the industry by focusing on customer experience, according to IDC estimates and we believe they will keep growing consistently through Marketing Campaign Management, MCM, Customer Communications Management, or CCM, and Customer Service Applications, or CS.

Ability of businesses to differentiate themselves has driven competition

The ability for businesses to differentiate themselves from competitors has been driving growth across different economic sectors. In order for businesses to continue to be competitive, they need to continue developing their software development capabilities to build applications that address their end-consumers’ needs.

We differentiate ourselves through our capability to deliver more than just all the main communication channels. Our platform offers complete and integrated communication solutions focusing on customers’ specific needs, developing each solution to improve the interaction between customer and their end-consumers through marketing campaigns, customer support/service and sales teams, as well as providing developers with the tools they need to build communication solutions themselves.

Going forward, we expect to further explore the ecosystem of developers and software companies, as well as further develop our ability to improve the solutions we offer our customers, opening a marketplace of apps and add-ons that meet the needs of our customer’ end-consumers and help customer achieve high levels of end-consumer satisfaction.

Our Market Opportunity

We continue to focus our expansion in Brazil as well as in other Latin American countries and this market represents an important area of growth and TAM going forward

Our CX communication platform addresses multiple markets. One of our key target markets is CPaaS. According to the 2020 Gartner Market Guide for Communications Platform as a Service, we are the only CPaaS company headquartered in Latin America.* For Gartner disclaimer, see “Part I. Introduction—Market Information.” We had a large CPaaS Total Addressable Market (TAM) in Latin America amounting to US$659.6 million in 2020, and our industry is expected to experience average annual TAM growth of 34.6% a year as from 2020 and reach US$2.16 billion by 2024, according to IDC’s estimates. Our experience with customers of various sizes and segments also points to great demand for marketing campaign tools that can leverage SMS, rich communication services, or RCS, e-mail and other digital channels; we believe in the potential of the multichannel MCM market also as a target market for our solutions. According to IDC estimates, the MCM TAM in Latin America amounted to US$1.54 billion in 2020, and this industry is expected to experience average annual TAM growth of 4.1% a year from 2020 and reach US$1.81 billion by 2024.

Our Latin American roots allow us to understand complexities and opportunities, and identify the right combination of technologies, sales channel efficiency and go-to-market strategy while leading the customer experience transformation in the region. On July 24, 2020, in line with our strategy to expand our platform in Latin America, we acquired Sirena, a startup founded in 2014 that offers communication solutions for sales teams via Whatsapp in countries such as Argentina and Mexico. We expect to expand our Latin America addressable market by adding a multichannel engagement solution and multiple tools to our CX communication platform such as single customer view, journey builder, documents (e.g., invoices, utilities bills, insurance policies) composition and delivery of transaction documents through multiple channels, which are considered part of the CCM market. According to IDC estimates, the CCM TAM in Latin America amounted to US$115.6 million (R$500.7 million) in 2020, and this industry is expected to experience average annual TAM growth of 5.6% a year from 2020 and reach US$144 million (R$803.6 million) by 2024. For further information about the Sirena Acquisition and the D1 Acquisition, see “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment (including Sirena, D1 and SenseData) to produce the anticipated results, the failure to complete a pending acquisition (including Movidesk), or the inability to fully integrate an acquired company, could adversely affect our business.”

Another market addressed by our CX communications platform is CS. According to IDC estimates, the CS TAM in Latin America amounted to US$1.12 billion in 2020, and this industry is expected to experience average annual growth in TAM of 7.2% a year from 2020 and reach US$1.47 billion by 2024. The following chart represents the total addressable market in Latin America for CPaaS and SaaS (through MCM, CCM and CS) for the periods indicated below:

We believe the Latin American market has significant growth potential as it is in the early stage of digital transformation and the adoption of technology. For example, current business spending on information technology in Latin America remains relatively low compared to spending in developed markets (1.9% in Latin America compared to 4.1% in the United States in terms of percentage of GDP as of 2019, according to data from ABES and the World Bank). Additionally, the ongoing COVID-19 pandemic has highlighted the need for businesses to transform their end-consumer journey by implementing digital platforms and solutions to mitigate disruptions and maintain direct relationships with end-consumers. Accordingly, we believe that the expected recovery of the Latin American economy, coupled with the expectation of pro-business reforms in certain countries of the region, will create opportunities for strategic investments in the private sector, generating an increase in demand for digital solutions, and we believe we are well-positioned to be at the forefront to meet this increase in demand.

Considering one of our target markets, which includes, but is not limited to the markets mentioned in the chart above, the CPaaS market was negatively impacted by the virtual halt of economic activity in many countries across Europe and North America. However, CPaaS is a digital platform and the creation of applications has been sustained by remote workers. While many companies have shuttered their brick-and-mortar locations, they still depend on digital infrastructure to engage with customers. The IDC reported the market slowed down slightly in 2020, as a result of the economic and social impact of the COVID-19 pandemic. However, growth will resume in 2021, as companies redouble their digital outreach in late 2020 and into 2021.

IDC is forecasting that, post-COVID-19, most large enterprises will conduct most of their business on digital platforms. Companies that are not in the midst of digital transformation are at risk of, at worst, extinction or, at best, falling behind.

“CPaaS will be in integral aspect of customer engagement for enterprises over the next five years, providing the foundation for innovative differentiation,” according to Courtney Munroe, research vice president, Worldwide Telecommunications Research at IDC.

Legacy approach will be insufficient

The COVID-19 pandemic brought some unprecedented challenges which have led to changes inside businesses across most aspects of their businesses. Digital operations have been significantly impacted and businesses are expected to leverage their developers to lead a CX communications platform-driven digital transformation to be able to survive the impacts of the pandemic.

The CPaaS market in the last couple of years was being led by legacy SMS and A2P services. They are simple to deploy, provide a fast return on investment, and fulfill easy-to-understand use cases — such as appointment reminders and service renewals, which make them the preferable entry-point of new customers and businesses that are implementing such services during the pandemic. However, as businesses master foundational CPaaS, their development teams advance to richer capabilities such as messaging apps (led by WhatsApp, along with WeChat and Apple Business Chat), omnichannel, video, enhanced security (such as biometrics) and payments. Most of the growth in the next few years on the CPaaS industry will come from these new richer capabilities and pioneers should have advantage on this environment.

Our Technology

Our technology is based on a multi-layered communications platform:

●        SaaS layer: a full suite of communications SaaS, such as customer service, marketing and sales teams communications, that leverages our tools and communication channels to provide end-to-end use cases. These SaaS provide business users the ability to fully manage communications throughout the end-consumer journey.

●        CX Insights layer: provides recommendations for customer journey improvements based on data and use cases, enabling businesses to enhance their end-consumer experiences.

●        Single Customer View layer: maps and correlates end-consumer data, providing an individual historical view of the customer journey that enables the ability to trigger and contextualize communications.

●        Tools layer: allows implementation of business rules, communication flows and integration connections across multiple channels. This layer acts as a set of building blocks that can be combined to build a variety of use cases.

●        Channels layer: manages a complex third-party network of connections and agreements with providers, such as carriers, messaging apps and social networks that allows communications to reach an end-consumer device. This layer includes the monitoring of provider performance for quality, service and features. We also seek to ensure that our platform is as resilient as possible to network service provider outages or service disruptions.

Our Business Model and Our Communications Platform

The following chart summarizes our business model and how we have been evolving our value offer for the end customer.

Our communications platform empowers businesses of all sizes to create, scale and improve communications through a variety of communication channels. The SaaS we offer ranges from basic APIs to full communication solutions, focusing on providing an ideal fit for business requirements based on each use case and industry.

Businesses use our platform to interact with their end-consumers on communication channels such as SMS, voice and IP-based messaging service products (such as WhatsApp) and use our tools to automate, integrate and manage communications for multiple use cases across these channels. For example, some businesses use our visual builder - a tool that enables businesses to draw conversational flows or automation flow through a visual "non-code" interface - to design communication flows, such as chatbots or automated campaigns, without any need for coding skills. Other businesses adopt our communication SaaS to manage marketing, customer services or sales teams’ communications.

Zenvia is building a long-term vision from the ground up. Since our foundation, 18 years ago, we started by enabling communications for businesses with their end-customers, mainly through SMS: enabling customers to send one-way messages with product offerings and services through our Platform. After some time, we started enabling conversations for customers, so the one-way messages became two-way conversations. An example of this is when an end-customer from our customer can chat with a person or chatbot for support. Currently, Zenvia is moving to the next digital phase of enabling journeys, which happen when the end-customers of our customers are engaged in a variety of ways across their lifecycle through multiple communication channels. At the same time, we are already anticipating and preparing for the next phase, which will be focused on enabling experiences, allowing end-customers to experience a streamlined relationship with brands, no matter the channel or moment in time: everything will be perceived as a continuous conversation resulting in more valuable customer interactions and brand loyalty.

Our platform, combined with our business model, empowers innovators within every business,  encouraging them to be autonomous while improving their end-consumer journey without upfront payments and complex systems implementation and integration. We may give businesses free access to our platform for a trial period to allow them to test their use cases prior to entering into contracts. We continue to improve our average sales cycle (consisting of the period of time which starts with our first active interaction with a prospective customer until such customer signs a contract) and expedite the adoption of our solutions. Our average overall sales cycle was 11 days in 2021, compared to 19 days in 2020 and 37 days in 2019. Our average sales cycle was 6 days for small-sized companies and 8 days for medium-sized companies in 2021, compared to 11 days (small-sized companies) and 14 days (medium-sized companies) in 2020 and 15 days (small-sized companies) and 33 days (medium-sized companies) in 2019. For larger companies, we also experienced considerable improvements in terms of average sales cycle to 23 days in 2021, from 30 days in 2020 and from 63 days in 2019. For comparison purposes, the average sales cycle for B2B SaaS is 84 days, according to a survey prepared by Implisit. We believe our frictionless sales process strategy for smaller businesses increases our conversion rate when compared to our competitors as most of them need a salesperson available for every customer contact and we do not. We believe we are well-positioned to continue our accelerated growth while maintaining a low cost of acquisition, based on our “self-service” platform, i.e., customers can directly acquire and use our services without interaction with our sales or support team, which allows sales channel partners to integrate some of our platform capabilities in their software to improve the offering of their products together with our cross-selling opportunities.

Our CPaas business model is based primarily on interactions volume, which means our revenues scale as our customers increase their usage of our platform. While our SaaS business model revenues is derived from subscriptions and project implementation services. As businesses increasingly adopt our platform with new use cases or for other aspects of their business, we have increased revenues and customer retention levels, resulting in a Net Revenue Expansion rate (NRE) of 122%, 113% and 117% for the years ended December 31, 2021, 2020 and 2019, respectively.

For a detailed description of the products we offer our customers, see “—Our Products.”

Our Current Products

We offer a cloud-based integrated platform that includes solutions and channels to our customers, integrating tools, channels, software and data that allow businesses to better interact and create journeys with their end-consumers.

Our CX communications platform enables companies to digitally interact with their end-consumers in a personalized and highly contextualized fashion across their entire lifecycle. Our unified end-to-end CX communications platform provides a combination of (i) SaaS focused on marketing campaigns, sales teams’ management, customer service and engagement, and customer success; (ii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat; being all these applications orchestrated and automated by (iii) chatbots, single customer view, journey designer, documents composer and authentication. Besides that, our platform allows the integration with legacy systems and has native integrations with a sort of softwares like CRM, ERP and others.

Our portfolio is composed of the following solutions:

  Zenvia Chat is a customer service platform that manages different communication channels in a single environment, in addition to ensuring a managerial view with panels and reports to administrators. With omnichannel services, Zenvia Chat increases productivity for customer service, enabling them to offer the best experience for their end-customers.

  Main functionalities: Single interface regardless of the communication channel, multi-channel (e.g., SMS, webchat, e-mail, Voice, Whatsapp, Facebook Messenger, Instagram, Telegram and Mercado Livre Chat), analytics, user history, team segmentation into departments and integration with third-party systems.

  Zenvia Message is a campaign manager to trigger SMS, RCS and WhatsApp messages, allowing quick and personalized messages, messaging with variables, such as text, image, url, gif, and video content, and tracking of campaign results through reports.

  Main functionalities: Single interface notification system, multiple communications channels (SMS, RCS and Whatsapp), message scheduling, sending attachments and personalized content.

  Sirena is a solution for sales teams to communicate with customers through WhatsApp in a unified way without using their personal WhatsApp accounts. With the possibility of integrating with Facebook Messenger and Instagram and connecting with third-party CRMs, Sirena assists with organizing sales teams on WhatsApp and improving customer experience during sales processes.

  Main functionalities: WhatsApp shared inboxes (both collaborative and portfolio), Sirena bots enable businesses to activate plug and play automations, WhatsApp templates management, broadcast messages (up to 500 per day), automatic client distribution based on team rules, activity dashboards, API access for platform interoperability (api.getsirena.com), custom tags and marketplace integrations to lead generation tools and other business systems.
  SenseData is a solution that uses advanced techniques to integrate and analyze large volumes of customer data, creating a unique 360º view of the customers and generating insights so that companies can be proactive and much more precise in their actions with the customer base. As a Customer Actionable Data Plataform (CADP), SenseData goal is to ensure companies take the right action, with the right customer, at the right time.

  Main functionalities: Orchestration services with series of features that automates customer journey, micro segmentation, data update, customer tagging automation, persona definition among others. Customer information in a single point of access, predictive scores to understand customers’ journey.

  Zenvia Flow is a visual flow builder that allows customers to create communication and/or automation flows to serve their end-consumers more efficiently. Zenvia Flow also stores the information received from end-consumers as a response to the flow or automation and connect through any other Zenvia channel or APIs. The visual structure of Zenvia Flow simplifies the development of solutions, facilitating the integration between systems and channels.

  Main functionalities: Creation of communications flow, ready to use chatbot templates to unlimited users, phone tree setup, chatbot personalization, chatbot analytics and API integration.

  Jornadas (or Journeys in English) is the solution we offer for enterprise clients to communicate with their customers through various digital channels and generate data-rich documents along the way. It provides efficiency in communications at the different touchpoints of the customer's journey with the company.

  Main features: Jornadas has an intuitive interface for building the customer journey without the need for advanced technical knowledge. It also offers a high capacity for personalizing communications in a variety of channels with robust scalability. In addition, through Jornadas, it is possible to closely monitor and quantify the results of each channel's performance and effectiveness.

  ALTU is the conversational automation solution we offer for larger companies to solve their customer needs with automated yet humanized service through artificial intelligence. Unlike a Chatbot builder, ALTU’s diferentiated capabilities allow multi-product and multi-market companies to develop and automate complex solutions that fit their scenario.

  Main functionalities: ALTU is divided into four modules: (i) the Builder is the module for constructing conversational flows; (ii) the Connect is the module for integrating among different systems and channels using the same conversational flow; (iii) the Train is an artificial intelligence training module; and (iv) the Monitor module is explicitly dedicated for building Dashboards and extracting reports.

Our platform is also composed by a sort of communication channels;

  Outbound channels: SMS; WhatsApp; e-mail; Voice; RCS
  Inbound channels: WhatsApp; Instagram; Facebook; Voice; Webchat.

Our Customers

Our platform is suitable for customers of different sizes; we provide services to small, medium and enterprise customers.

We seek to add value to small companies by facilitating access to technologies that are generally only accessible to larger corporations with extensive IT capabilities. We were responsible for giving mass market appeal to communication in Latin America, creating an offer of easy access and use services for small customers. This expertise is also being replicated for other products with simple processes of acquisition, implementation and use. Our customers can expand their use of our platform and increase its usage by themselves or requiring only quick training by our CX team.

For medium and larger customers, in addition to the same organic land and expand process implemented for the small ones, we added other automated solutions, involving a more consultative sales processes that allows us to deepen our understanding of the customer’s needs and propose the best solution across the customer journeys.

Our customers base is large, and we have customers across a broad range of industries and of all sizes (small, medium and large companies, depending on the number of employees). The 10 largest customers represented 34.5%, 33.1% and 34.2% of our revenue in the years ended December 31, 2021, 2020 and 2019, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

Sales and Marketing

Our sales and marketing teams work together to promote awareness and adoption of our platform, accelerate customer acquisition and generate revenues. Our go-to-market model is mainly focused on understanding and meeting the digital communication needs of our customers’ business departments.

This work involves the process of raising market awareness of business needs or problems that our platform helps to solve, together with a process to accelerate customer acquisition through inbound and outbound marketing actions supported by a sales process that uses a sales machine methodology from Winning by Design. To complement, we constantly develop processes, tools and agile methods to accelerate the adoption of our solutions by customers.

We have a strong direct sales channel using inbound marketing and our inside sales teams uses sales machine methodology to acquire new customers. For large businesses and part of medium businesses, we use inbound marketing and also use outbound marketing with account-based marketing strategies and an account manager team. These teams are divided into account executives for new business (previously called hunters) and account executives for base customers (previously called farmers or sales development team).

We have also recently started to reach the developer audience. Once developers are introduced to our platform, we provide them with a low-friction trial experience. By accessing our easy-to-configure APIs, extensive self-service documentation and customer support team, developers can build our products into their applications and then test such applications through free trials. Once they decide to use our products beyond the initial free trial period, customers provide their credit card information and only pay for the actual usage of our products, and can also have a postpaid plan or recommend our products to their customers.

We recently launched a self-serve pricing matrix, which is publicly available and allows customers to receive automatic tiered discounts as their usage of our products increases. As customers’ use of our products increases, some may enter into negotiated contracts with terms that dictate pricing. Our “self-service” model has reached potential customers and existing customers of all sizes.

As customers expand their use of our platform, our relationship often evolves to include key users and business leaders in their businesses. When our customers reach a certain level of spending with us, they are served by an account manager and/or the customer success team to guarantee customer satisfaction and encourage them to increase the use of our products.

When potential customers do not have the available developer resources to build their own applications, we refer them to third-party business partners, who are able to sell and implement our products for such customers. This referral is part of our Indirect Sales Channel strategy to reach customers that need advanced solutions as flows, chatbots and consultancy, training to implement business strategies and our products. Beyond this program, we have an Alliances program to reach SaaS companies that need our products to complement their solutions. The Alliances program allows software companies to seamlessly integrate their solutions with ours and recommend us as a communication platform partner.

Customer Experience

The mission of our customer experience team is to address customers concerns and ensure customers satisfaction. We achieve this through our team of motivated people, who are trained to provide customer service with empathy and a positive attitude, through proactive and reactive support teams, customer services and customized services to address specific needs.

Our vision is aligned with what is known as “an effortless experience.” We put systems in place to allow customers to help themselves first. We engineer the customer experience to reduce the need to interact with a person, relying on bots, help articles and tutorials. For users that still need our help or for reporting bugs and incidents, we offer support through chat or telephone 14x7

Finally, we seek to interact and respond to customer queries with agility, speed and quality, generating a positive experience for our customers. In order to achieve this, we provide them with multiple communication channels to interact with us, such as phone, chat on-line, e-mail, chatbots and WhatsApp.

The experience each customer receives is based on its segmentation and purchased services. Proactive support and professional services, for example, allows faster support to customers, elevated support level assignments, personalized enablements and product customization.

Recently, we started operations in Mexico, with a local office and support team to provide a better communication and relationship with our Spanish speaking customers accross Latin America.

In addition, we are working to provide a self-service experience: improving our developers webpage (with new articles, clear and complete documentation about our APIs and with a user-friendly testing environment for our solutions); and creating a web interface so our customers can manage financial and registration data and use of our services.

Competition

The market for cloud communications is rapidly evolving and is increasingly competitive. We believe that the key competitive factors in our market are:

  completeness of value offering;
  credibility with business analysts and leaderships from companies;
  credibility with developers;
  ease of integration and programmability;
  product features;
  low cost of adoption our products;
  fast use and fast results with our products and services;
  platform scalability, reliability, security and performance;
  brand awareness and reputation;
  the strength of sales and marketing efforts;
  customer support; and,
  the cost of deploying and using our products.

Some of our current and future competitors may have greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets and larger intellectual property portfolios. As a result, certain of our current and future competitors may be able to respond more quickly and effectively to new opportunities, technologies and standards or changing customer requirements. In addition, some competitors may offer products or services that serve one or a limited number of functions at lower prices, with greater coverage than our products or geographies where we do not operate. With the introduction of new products and services and new market participants, we expect competition to intensify in the future. In addition, as we expand the scope of our platform, we may face additional competition.

Considering only CPaaS players, our main competitors are Infobip, Sinch (which acquired the Brazilian companies TWW and Wavy, with operations in Brazil and other Latin American countries), Twilio and MessageBird.

Global players, such as Zendesk and Salesforce, in addition to local players, such as Take (Brazil) and Yalo (Mexico), may be considered as our competitors in the CX communications platform market.

Intellectual Property

We rely on patents, copyrights and a number of registered and unregistered trademarks in Brazil and other jurisdictions to protect our proprietary technology.

As of December 31, 2021, we had more than 50 trademark registration processes in Brazil, United States, Argentina, Mexico and Chile (Zenvia, D1, Smarkio, Sirena, Total Voice, Sensedata, Smart Conversations and Conversational Cloud). We also held more than 50 Brazilian national domains registered at Registro.br and GoDaddy.

Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our operations internationally, and effective intellectual property, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries may own large numbers of patents, copyrights and trademarks and may frequently threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to allegations that we have infringed the intellectual property rights of third parties, including our competitors. See “Item 3. Key Information—D. Risk Factors—We may not be able to successfully manage our intellectual property and may be subject to infringement claims.”

Regulatory Matters

Impacts of the enforcement of Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or LGPD, to our products and platform and our business model

Our activities are mainly focused on the provision of a CX communications platform, by which our customers can distribute information, collect survey’s results and perform double factor authentication via instant messages on various communication platforms, such as SMS and social media. The use of such communication platforms implies the processing of the users’ personal data available in such platform, which shall be limited to the necessary data required for the provision of services.

The nature of our business exposes us to risks related to possible shortcomings in data protection. Any undue processing or unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.

Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or LGPD, was enacted to regulate the processing of personal data in Brazil. The LGPD establishes a new legislation to be observed by individuals or public or private companies in operations involving processing of personal data in Brazil and provides for, among others, the rights of holders of personal data, the legal bases applicable to the processing of personal data, the requisites to obtain consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection, or ANPD, responsible for the inspection, promotion, disclosure, regulation, establishment of guidelines and application of the law.

Further, Law No. 14,010/2020 was approved in the context of the COVID-19 pandemic, and among other measures postponed the application of the administrative sanctions set out in the LGPD to August 1, 2021. In case of noncompliance with the LGPD, we can be subject to administrative sanctions applicable by the ANPD, from August 1, 2021 onwards, on isolated or cumulative basis, of warning, obligation to disclose incidents; temporary blocking and/or elimination of personal data related to the infraction; simple fine of up to 2% of our revenue, or revenue of the group or conglomerate in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50 million per infraction; daily fine, up to the aforesaid global limit; suspension of the operation of the database related to the infraction for the maximum period of six months, which can be extended for an equal period, up to the regularization of the processing by the controlling shareholder; suspension of activities related to processing of personal data related to the infraction for a period of six months, which can be extended for an equal period; and partial or total prohibition to exercise activities related to data processing.

We are also subject to the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. We can also be held liable at the civil sphere for violation of these laws.

In addition to the administrative sanctions, due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and non-material damages caused to holders of personal data, including when caused by service providers or sales channel partners that serve as operators of personal data on our behalf.

We may also be subject to similar data privacy and data protection laws in other countries that we operate.

For more information, see “Item 3. Key Information—D. Risk Factors—We and our customers that use our products may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data.”

C.                  Organizational Structure

The following chart presents our corporate structure, including controlling shareholders and subsidiaries as of the date of this annual report.

*	Acquisition not consummated to date
(1)

Includes Oria Tech Zenvia Co-Investment FIP Multiestratégia (Brasil), Oria Tech I Inovação FIP Multiestratégia (Brasil), Oria Zenvia Co-investment Holdings, LP (Canadá) and Oria Zenvia Co-investment Holdings II, LP (Canadá).

(2)	Includes Spectra I FIP Multiestratégia Investimento no Exterior and Spectra II FIP Multiestratégia Investimento no Exterior.

D.                  Property, Plant and Equipment

Properties

Our main office is located in the city of São Paulo, in the state of São Paulo, Brazil. In addition to our headquarters, we also have representative offices in Delaware, United States, Mexico City, Mexico and Buenos Aires, Argentina.

On March 1, 2015, we entered into a lease agreement, which was amended on March 30, 2016 and July 1, 2018, for approximately 910 square meters of office space at Avenida Paulista, 2300, Suites 182 and 184, CEP 01310-300, in the city of São Paulo, state of São Paulo, Brazil. This lease is valid from March 30, 2015 to June 30, 2023, and is not subject to automatic renewal. Pursuant to the lease, monthly lease payments consist of R$86,455.70 indexed by IGP-M. We secured our lease obligation with a letter of credit in the amount of three times the monthly lease payment.

We lease all our facilities and do not own any real estate property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

In October 2020, we announced our plan to implement Zenvia Anywhere, a permanent remote work arrangement for  employees for an indefinite period of time. The concept of a remote work arrangement for our employees started as a safety measure resulting from the COVID-19 pandemic; however, based on positive employee feedback and our initiatives to attract talent no matter where the individual is based and aiming to build a global team mentality, we decided to fully transition our employees to remote work with Zenvia Anywhere. This should impact our need for office space in the future.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of the years ended December 31, 2021, 2020 and 2019 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Part I. Introduction.”

Overview

We create differentiaded customer journeys by empowering companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences.

Communication is an essential activity for businesses serving their end-consumers. Businesses all over the world are shaping new customer experiences with the power of digital communications and process automations. However, businesses seeking to implement multi-channel communication experiences for their end-consumers are frequently faced with multiple challenges given the complexities of implementing and integrating such processes and level of investments that they require. We provide businesses with a solution to this problem by offering a unified end-to-end communications platform at affordable prices. Our comprehensive platform assists our customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, ticket resolution, consumer health, among others.

Our CX communications platform enables companies to digitally interact with their end-consumers in a personalized and highly contextualized fashion across their entire lifecycle. Our unified end-to-end CX communications platform provides a combination of (i) SaaS focused on marketing campaigns, sales teams’ management, customer service and engagement, and customer success; (ii) communication channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. All these applications are orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Further, our platform allows the integration with legacy systems and has native integrations with all sorts of softwares like CRM, ERP and others.

Businesses use our platform to frequently and more seamlessly connect with their end-consumers while also offering new mobile application experiences. The use of our platform brings opportunities to digitalize communications that were previously sent through traditional methods, e.g. mail, generating time efficiency, paper savings, and a positive contribution to the environment. From small family-owned businesses to large corporations, our customers use our platform to attract, convert, serve and nurture their end-consumers. Our high profile clients include one of Brazil’s five largest insurance companies in terms of customer base, with more than two million customers for auto insurance, who depends on our automated flow solutions to send their welcome communications and orchestrate other flow-related services, such as billing and insurance renewal. This player also utilizes our customer service automation solution (ALTU) to allow its customers to contact the insurer for opening and tracking claims digitally and to make payments. Also, one of the three largest retailers in Brazil, in terms of estimated revenue, uses our solution to track and serve the entire customer experience life cycle, from order placement to product delivery, through automated communication flow. Our ALTU solution efficiently serves their demand by, for example, providing order status. By combining automation with the existing service team, this retail company has successfully reduced the number of complaints and peak traffic to the call center, therefore increasing its Net Promoter Score, or NPS, and customer satisfaction with the brand. In addition, one of the largest card issuers in Brazil, in terms of number of cards issued, also uses our solution to issue its invoices.

Small businesses also use our platform for a variety of use cases. For example, a technology company that monitors temperature sensors for medical-grade cold storage uses our Voice solution to monitor, detect and alert its end-consumers of any out-of-range temperature incidents for specific medical supply storage chambers, mitigating the risk of improper medicine storage.

Our platform’s flexibility allows us to serve many important sectors in improving their communications with the end-customer, such as:

  Financial institutions who use our platform for SMS transaction confirmation alerts, security tokens and marketing campaigns;
  Service providers who use our platform to manage outbound voice calls integrated with their customer relationship management platforms, or CRMs;
  Universities who use our platform to support students on multiple communication channels such as WhatsApp and Website;
  Medical and dental clinics and hospitals who use our SMS platform to confirm and reschedule appointments as well as send appointment reminders to patients; and
  Retailers who use our WhatsApp solution to support their sales teams to manage sales and our SMS platform to inform customers about new products and promotions and to track the status of deliveries;
  Insurance companies who use D1 platform to orchestrate communication journeys with end-customers; and
  Consumer goods and staples companies that use Sensedata to nurture the relationship with its consumer to avoid churn or/and improve sales and, get insights.

Our software platform facilitated the flow of communication with end-consumers for more than 11,800 clients of all sizes as of December 31, 2021, increasing from 9,400 and 7,700 clients as of December 31, 2020, and December 31, 2019, respectively, which were across a broad range of industries throughout Latin America. Some of our most important clients include ABInBev, LG Electronics, Stone Co., RD Station, Rappi, Tivit and Mobly, and others.

We have a diversified customer base with our 10 largest customers representing 34.5%, 33.1% and 34.2% of our revenue in the years ended December 31, 2021, 2020, and 2019, respectively. We are working to further decrease this concentration by investing in marketing initiatives to attract new small and medium business, or SMB customers, to our platform and providing additional offerings to our existing customer base. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

We believe our usage-based recurring revenue model allows us to grow with our customers and increase our revenue base as they increase their use of our SaaS and communication channels. We initially adopt a “land and expand” strategy, pursuant to which we introduce our platform to our customers based on one simple use case, which is usually SMS, and then develop the customer relationship over time, upselling and cross-selling our suite of solutions as they grow and improve their customer journey. This strategy has allowed us to achieve a Net Revenue Expansion rate (NRE) of 122%, 113% and 117% as of December 31, 2021, 2020 and 2019, respectively. For more information about our Net Revenue Expansion rate (NRE), see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Net Revenue Expansion Rate (NRE).”

Net cash used in operating activities for the year ended December 31, 2021 amounted to R$97,260 thousand, compared to net cash from operating activities of R$46,143 thousand and R$26,451 thousand for the years ended December 31, 2020 and 2019, respectively. Our revenue totaled R$612,324 thousand, R$429,701 thousand and R$354,035 thousand in the years ended December 31, 2021, 2020 and 2019, respectively, representing an increase of 42.5% between the years ended December 31, 2021, and 2020, and 21.4% between the years ended December 31, 2020, and 2019. Our loss for the year ended December 31, 2021 amounted to R$44,646 thousand, compared to loss amounting to R$21,431 thousand and profit amounting to R$13,844 thousand for the years ended December 31, 2020, and 2019, respectively. Our Adjusted EBITDA for the year ended December 31, 2021 amounted to R$41,080 thousand, compared to R$8,038 thousand and R$36,067 thousand for the years ended December 31, 2020, and 2019, respectively, as we continue to invest in our platform and growth initiatives. We believe we are now at an inflection point and we believe 2022 will be the year when we lay the foundations for the future growth, accelerating the integration of all businesses into one powerful platform and deploying a new go-to-market strategy to provide the best SaaS experiences for brands, allowing them to offer a differentiated end-customer journey.

Principal Factors Affecting Our Results of Operations

Evolution of Our Platform

We have been evolving our platform over the years to move from a pure SMS broker to a SaaS provider, serving companies from all sizes and segments in all their communication needs with their end-customers using all channels available. When Zenvia Brazil was founded, we started by enabling communications between businesses and their end-customers, mainly through SMS: enabling clients to send one-way messages with product offerings and services through our platform. Eventually, the SMS platform started enabling conversations with clients, allowing for exchange between them and the businesses. Such exchange could be a chat between the end-customer and a person or a chat initiated by the end-customer with a chatbot for support. Currently, we are moving to the next digital phase of enabling journeys, meaning that the end-customers of our clients can be engaged in a variety of ways across their lifecycle through multiple communication channels. We are also looking towards and preparing the next phase, which will be focused on enabling experiences, by allowing end-customers to experience a streamlined relationship with the brands of our clients, regardless of the channel or moment in time; this way, every engagement will be perceived as a continuous conversation, resulting in more valuable customer interactions and brand loyalty.

Over the years, we have successfully automated the SMS messaging service, which is now at a rate of up to a million messages per customer on average. We also added WhatsApp as another messaging channel, which is now at a rate of up to over 10 thousand messages per customer on average. This was mainly accomplished through the acquisition of  Sirena, in 2020.

Our platform has also evolved in terms of services offered. In 2019, we acquired TotalVoice, a specialist in communication APIs, enabling customers to adopt these capabilities on a pay-as-you-go basis. This service became what we call Zenvia Omni Chat. In 2020, we acquired Omnize, a customer service platform that allowed us to create Zenvia Chat, our customer service software.

In 2021, confident that the future of communication software relies on data, we acquired D1 and SenseData to strengthen our offerings. D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. SenseData is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

We currently offer a wide range of services, from low-entry price for smaller companies to larger enterprise contracts, allowing us to be the partner of choice for companies of all sizes aiming at improving their communications with end-customers.

We plan to continue evolving our platform to be able to provide business users the ability to fully manage communications and enable the best experiences with their end-customers.

Product and Market Leadership

We are committed to delivering market-leading products to continue to build and maintain credibility in our target markets. We believe we must maintain our product and market leadership position and the strength of our brand to drive further revenue growth. We intend to continue to invest in our engineering capabilities and marketing activities to maintain our strong position in the market. Our results of operations may fluctuate as we make these investments to drive increased client adoption and usage.

Our unified, end-to-end platform, currently provides our customers with a combination of (i) channels that enable them to talk and engage directly with customers in multiple ways (WhatsApp, Facebook Messenger, chatbots, SMS, etc.); (ii) tools that enable these channels to be automated and integrated into the company’s processes and systems; and (iii) software-as-a-service (SaaS) solutions that are suited for each moment during the customer’s journey.

We started by enabling communications for businesses with their end-customers. We would enable our customers to send one-way messages with product offerings and services through our Platform. After some time, we started enabling conversations for our customers, so the one-way messages became two-way conversations. A good example of this is when an end-customer from our client can chat with a person or chatbot for support. We are currently moving to our next digital phase of enabling journeys, which happen when the end-customers of our customers are engaged in a variety of ways across their lifecycle through multiple communication channels.

But at the same time we are already foreseeing and preparing our next phase, which will be focused on enabling experiences, allowing end-customers to experience a streamlined relationship with brands, no matter the channel or moment in time. Everything will be perceived as a continuous conversation resulting in more valuable customer interactions and brand loyalty.

The evolution of our business is driven by data. The ability to collect data and build better profiles of the end-customer is becoming increasingly relevant to companies working in our segment. In this sense, we want to have data at the core of our platform. By using data analytics, we can provide our customers with actionable insights, enabling them to generate automated customized actions in different touchpoints of the customer journey, creating more and more personalized and seamless experiences to end-customers. Our acquisition strategy is totally aligned to bringing data to the core of our platform to increase client usage and revenues.

Expansion Strategy and Net Revenue Expansion Rate (NRE)

We are focused on expanding our existing customers’ use of our products and platform. We believe that there is a significant opportunity to drive additional sales to existing customers. We expect to invest in sales, marketing, and a process to improve customer experience and our proximity to their business to obtain additional revenue growth from existing customers using up-selling and cross-selling strategies that we expect should ultimately result in improving margins over time.

We believe that Net Revenue Expansion rate (NRE) is one of the most reliable indicators of our future revenue trends. Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with active customers to increase their use of our platform. An important way in which we track our performance in this regard is by measuring the Net Revenue Expansion rate (NRE) for our customers.

Our Net Revenue Expansion rate (NRE) increases, for instance, when (a) customers increase use of a product for the same application, (b) customers increase the use of the same product to new applications, (c) customers adopt new products offered by us; (d) we raise our prices on offered products without change in usage volumes or (e) given that our Net Revenue Expansion rate (NRE) is calculated in reais, there is a depreciation of the real vis-à-vis the currency of the countries in which we operate. Our Net Revenue Expansion rate (NRE) decreases, for instance, when (i) customers cease or reduce usage of a product, (ii) we lower our prices on offered products or (iii) given that our the Net Revenue Expansion rate (NRE) is calculated in reais, there is an appreciation of the real vis-à-vis the currency of the countries in which we operate.

We believe measuring our Net Revenue Expansion rate (NRE) on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion rate (NRE), we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these active customers on the applicable twelve month period and divide this sum by the sum of the total revenue of these same active customers for the prior trailing twelve month period.

Number of Active Customers

We believe that the number of active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

Maintaining active customers is key to our growth strategy. Our strategy is based on acquiring a client by a simple and low friction use case, then work with this client to develop new use cases. In addition, we continue to improve our platform and deliver new products. As a result, our client base is the best addressable market for our new products due to the lower client acquisition cost and a high conversion rate, among other factors.

International Growth

Our platform can reach all countries and consumers around the world. For the next couple of years, we expect strong growth in Brazil, our home country, and to expand our business in the Latin American market with a specific focus on the SMB segment. Expansion will be carried out through all available channels, emphasizing the self-service channel. Our portfolio has been developed with a variety of products and features to reach different customers and channels through solutions that are not always made widely available by our competitors locally and globally.

Investments at Scale

As our business grows and we continue our platform optimization efforts, we expect to achieve cost savings through economies of scale, for example by optimizing cloud usage and self-service. We also use the scale to obtain lower acquisition costs with network service providers. We sometimes choose to pass our cost savings from optimizing the platform or inputs such as SMS to our customers in the form of lower usage prices seeking to increase consumption on the platform. In addition, these potential cost savings may be partially or totally offset by higher costs related to the launch of new products and our expansion into new geographies. There are situations in which we use this savings to acquire certain larger customers that we consider strategic, but generate a lower gross margin. As a result, our gross margin may fluctuate from period to period. At the same time, we seek high growth in the small and medium-sized market where we obtain better margins.

Macroeconomic Environment

Our operations are currently located in Brazil, Mexico, Argentina and the U.S., but mainly concentrated in Brazil. As a result, our revenues and profitability are subject to political and economic developments and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our results of operations are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Brazil.”

The inflation index generally adopted in the agreements with our network service providers is based on the IGP. In 2020, the sharp increase of the IGP-M and IGP-DI inflation indexes (indexes which contrary to the IPCA – the inflation index chosen by the Central Bank for purposes of adopting inflation-targeting measures – captures inflation recorded in certain non-end-consumer economic sectors that experienced a significant rise in prices in 2020 (like commodities)) led to one of our network service providers with a significant market share in SMS messages volume to recently notify us of an approximately 28% increase in their 2021 fees. We filed a claim with ANATEL challenging the adequacy of the use of inflation indexes in agreements with network service providers that are not telecommunication sector indexes. We are taking certain measures to contractually pass on this increased cost to our customers as we also have an IGP annual adjustment provision in our contracts with customers to mitigate potential impacts, although the dates of our adjustments may differ. If such measures fail to succeed or if our claim before ANATEL does not prevail, we may have to absorb increases in our cost of services or cancel the agreements with customers who are not willing to accept any such increase in cost. For further information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—If we cannot pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings––Administrative Proceedings.”

In light of the current concentration of our business in Brazil, our revenues generated and costs incurred are primarily in Brazilian reais, our reporting and functional currency. In addition, as we (1) have and historically had little exposure to indebtedness in a currency that is not the Brazilian real and (2) do not have material commitments with suppliers in U.S. dollars (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”), we believe that the recent volatility in the Brazilian exchange rate — the exchange rate reported by the Central Bank was R$4.7782 per US$1.00 on March 25, 2022, from R$5.5805 per US$1.00 on December 31, 2021, R$5.1967 on December 31, 2020 and R$4.031 per US$1.00 on December 31, 2019 — had no material adverse effect on our historical results of operations, financial condition and liquidity.

As we expand our business internationally, however, we may become more exposed to the effects of fluctuations in currency exchange rates. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.” Furthermore, we expect that exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil) make with respect to our equity interests in those subsidiaries as well impact our trading price in U.S. dollars, since our results are denominated in Brazilian reais. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

The table below shows Brazil’s GDP growth, inflation, interest rates, dollar exchange rates and the appreciation (devaluation) of the real against the dollar for the indicated periods:

	As of and for the year ended December 31,
	2021	2020	2019
Real GDP growth (contraction) (1)	4.6%	(4.1)%	1.1%
Inflation (IGP-M) (2)	17.8%	23.1%	7.3%
Inflation (IGP-DI) (2)	17.7%	23.1%	7.7%
Inflation (IPCA) (3)	10.1%	4.5%	4.3%
CDI (4)	4.4%	2.8%	5.9%
TJLP (5)	5.3%	4.6%	6.2%
Brazilian base interest rate (SELIC)	9.25%	2.0%	4.5%
Appreciation (depreciation) of the real against the U.S. dollar	(7.46)%	(28.9)%	(4.0)%
Exchange rate (R$ per US$1.00) at the end of the period (6)	5.576	5.197	4.031

Sources: FGV, IBGE, Central Bank and Economática.

(1)	As presented by the Central Bank. Estimate for 2021
(2)	Accumulated for the years ended December 31, 2021, 2020 and 2019. Inflation (IGP-M) is the general market price index measured by the FGV while IGP-DI is a price index measured by the FGV with respect to prices that directly affect the economical activity of the country, except exports.
(3)	Accumulated for the years ended December 31, 2021, 2020 and 2019. Inflation (IPCA) is a broad consumer price index measured by the IBGE. IPCA is the reference index for the Central Bank inflation-targeting system for the country (which means that it is the official inflation measure of the country) and relates to retail trade prices and household expenditures.
(4)	The interbank deposit certificate (Certificado de Depósito Interbancário), or CDI, rate is an average of interbank overnight rates in Brazil.
(5)	TJLP is the Brazilian long term interest rate. Source CMN (Brazilian Monetary Council). As of January 1, 2018, a new long-term interest rate for loans granted by the Brazilian National Economic and Social Development Bank (BNDES), known as TLP, is in force.
(6)	Selling exchange rate reported by the Central Bank.

Selected Operating Data

The following table sets forth summary information regarding certain of our key performance metrics as of the periods indicated:

	As of December 31,
	2021	2020	2019

Active customers (1) (#)	11,827	9,442	7,751
Revenue growth rate (2)	42.5%	21.4%	28.1%
Net Revenue Expansion rate (NRE) (3)	122%	113%	117%

(1)	We believe that the number of our active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	Percentage increase of net revenue year-over-year.
(3)	We believe that Net Revenue Expansion rate (NRE) is one of the most reliable indicators of our future revenue trends, as measuring our Net Revenue Expansion rate (NRE) on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion rate (NRE), we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve month period.

Seasonality

Although we have not historically experienced significant seasonality with respect to our revenue throughout the year given the growth in the adoption and usage of our platform, we have seen moderate seasonality in some use cases such as education and brick-and-mortar retail stores. We have experienced revenue growth during Black Friday at the end of November and the Christmas season. The rapid growth in our business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our quarterly results may fluctuate, and if we fail to meet securities analysts’ and investors’ expectations, then the trading price of our Class A common shares and the value of an investor’s investment could decline substantially.”

Description of Principal Line Items

The following is a summary of the principal line items comprising consolidated statements of profit and loss.

Revenue

Our revenue is mainly derived from usage and non-usage based fees earned from customers accessing our enterprise cloud computing services.The use of these services is measured by the individual volume of the component used and revenues based on these volumes are recognized in the period of use.

We also have revenue from subscription-based fees that are derived from certain non-usage contracts, with pre-contracted volumes (take or pay) or with unlimited use of any component. Revenue from subscription-based contracts is recognized monthly by applying the monthly fee.

Revenue is recognized upon the transfer of control of products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is recognized net of deductions such as discounts and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Small customers who pay by credit card are billed in advance while large customers are billed under the postpaid model. Customers who pay under the prepaid model draw down their balances as they use our products.

Amounts that have been invoiced are recorded in accounts receivable and in revenue or client advances depending on whether the revenue recognition criteria has been met.

Our arrangements with customers do not provide for rights of return and our contracts do not provide customers with the right to take possession of the software supporting the applications.

For further information about our revenue, see note 4(d) to our audited consolidated financial statements.

Cost of services

Cost of services consists primarily of costs of communications services purchased from network service providers. Cost of services also include carrier messaging costs, fees to support our cloud infrastructure, personnel costs, such as salaries of employees involved in maintaining the production environment running, and non-personnel costs, such as amortization of capitalized internal-use software development costs and amortization of intangible assets acquired from business combinations. Our arrangements with network service providers require us to pay fees based on the volume of phone calls initiated or text messages, as well as the number of telephone lines acquired by us to service our customers. Our arrangements with our cloud infrastructure provider require us to pay fees based on our server capacity consumption.

For further information about our cost of services, see note 22 to our audited consolidated financial statements.

Sales and Marketing expenses

Sales and marketing expenses consist primarily of expenses incurred related to the sales, advertising and marketing of our services. These expenditures mainly comprise personnel expenses for marketing and sales employees, advertising, marketing, digital marketing, brand management, credit card processing fees, professional service fees and allocation of general overhead expenses attributable to these purposes.

Administrative expenses

Administrative expenses consist primarily of personnel expenses for our accounting, finance, legal, human resources, administrative, support and executives. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees, sales and other taxes, depreciation and amortization and an allocation of our general overhead expenses.

We expect administrative expenses to increase as a result of becoming a publicly traded company and compliance requirements derived from the Sarbanes-Oxley Act. Public company costs include expenses associated with listing fees, annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls.

Research and development expenses

Research and development expenses consist primarily of personnel expenses for engineering and product development employees, as well as outsourced engineering services and allocation of general overhead expenses attributable to these purposes. We capitalize the portion of our software development costs that meets accounting requirements.

Other income and expenses

Other income and expenses consist primarily of income or expenses not attributable to other classifications.

Net finance costs

Net finance costs are comprised of finance costs and finance income. Finance costs are comprised of interest expenses (loans, debentures and leases), foreign exchange losses, taxes on financial transactions, losses on derivative instruments and inflation adjustments and other fees related to all financial obligations of the company. Finance income is comprised of interest income on investments and interest income from overdue customers as well as positive results from interest and exchange rate variations, gains with derivative financial instruments and other financial income . For further information about our net finance costs, see note 23 to our audited consolidated financial statements.

Income tax and social contribution

Income and social contribution taxes comprise current and deferred taxes. Current tax relates to tax payable, estimated at the taxable income for the year. Deferred taxes are recognized in relation to temporary differences between the carrying amount of assets and liabilities for accounting purposes and the related amounts used for taxation purposes. Deferred income and social contribution tax assets are reviewed at the date of preparation of financial statements and reduced when their realization is no longer probable.

Income tax and social contribution of the year, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution, limited to 30% of the taxable income. Expense with income tax and social contribution comprises both current and deferred taxes. Current and deferred taxes are recognized in income (loss) unless they are related to a business combination, or items directly recognized in shareholders’ equity.

We use the benefit derived from the Lei do Bem (Law No. 11,196/05), aimed at companies that perform research and development (R&D) of technological innovations. This benefit provides tax savings by reducing the income and social contribution tax base from 60% to 80% of our research and development expenditures.

For further information about our income tax and social contribution, see note 24 to our audited consolidated financial statements.

Historical Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2021 and 2020.

	Years ended December 31,
	2021	2020	Variation
	(in thousands of R$)		(%)
Revenue	612,324	429,701	42.5%
Cost of services	(431,419)	(325,870)	32.4%
Gross profit	180,905	103,831	74.2%
Sales and marketing expenses	(80,367)	(33,589)	139.3%
Administrative expenses	(154,999)	(71,667)	116.3%
Research and development expenses	(46,308)	(15,637)	196.1%
Allowance for credit losses	(6,303)	(4,205)	49.9%
Other income and expenses, net	60,572	(840)	(7311.0)%
Operating profit	(46,500)	(22,107)	110.3%
Finance costs	(51,767)	(26,580)	94.8%
Finance income	32,798	19,217	70.7%
Net finance costs	(18,969)	(7,363)	157.6%
Loss before income tax and social contribution	(65,469)	(29,470)	122.2%
Deferred income tax and social contribution	23,313	8,480	174.9%
Current income tax and social contribution	(2,490)	(441)	464.6%
Loss for the year	(44,646)	(21,431)	108.3%

Revenue

Our revenue increased by R$182,623 thousand, or 42.5%, to R$612,324 thousand in the year ended December 31, 2021 from R$429,701 thousand in the year ended December 31, 2020, mainly as a result of (i) strong organic growth with a 25% increase in the number of active customers to 11,827 in the year ended December 31, 2021, including 220 customers from D1 and SenseData acquisition, from 9,442 in the year ended December 31, 2020), (ii) client retention and cross-selling as measured by a 122% Net Revenue Expansion rate (NRE), and (iii) revenues from D1(R$39,396 thousand) and SenseData (R$2,083 thousand), entities which acquired in 2021.

Cost of services

Our cost of services increased by R$105,549 thousand, or 32.4%, to R$431,419 thousand in the year ended December 31, 2021 from R$325,870 thousand in the year ended December 31, 2020, principally due to an increase in expenses with SMS acquired from carriers in the amount of R$58,657 thousand, reflecting a combination of higher volumes acquired from D1 (R$19,940 thousand), increase in costs due the acquisition of SenseData (R$925 thousand) and increases in average unit price from inflation pass-through by carriers (3.7%).

Gross profit

As a result of the accelerated organic revenue growth and improved revenue mix from the acquisitions as described above, our gross profit increased by R$77,074 thousand, or 74.2%, to R$180,905 thousand in the year ended December 31, 2021 from R$103,831 thousand in the year ended December 31, 2020. As a percentage of our revenue, our gross profit increased to 29.5% in the year ended December 31, 2021 from 24.2% in the year ended December 31, 2020.

Sales and marketing expenses

Our sales and marketing expenses increased by R$46,778 thousand, or 139.3%, to R$80,367 thousand in the year ended December 31, 2021 from R$33,589 thousand in the year ended December 31, 2020, primarily due to (i) an increase of R$16,727 thousand due to the 12 month consolidation of Sirena, (ii) an increase of R$15,252 thousand in personnel expenses as part of our sales expansion strategy in Zenvia Brazil and (iii) sales and marketing expenses of R$8,770 thousand incurred by acquired entities.

As a percentage of revenues, sales and marketing expenses reached 13.1% in the year ended December 31, 2021 from 7.8% in the year ended December 31, 2020, reflecting our strategy to accelerate growth, which resulted in a 25% increase in the number of active customers and a 122% Net Revenue Expansion rate (NRE) as described above.

Administrative expenses

Our administrative expenses increased by R$83,332 thousand, or 116.3%, to R$154,999 thousand in the year ended December 31, 2021 from R$71,667 thousand in the year ended December 31, 2020, primarily as a result of (i) expenses of R$46,449 thousand in initial public offering bonuses expenses, which we did not occur in 2020 (see “Item 6. Directors, Senior Management and Employees B. Compensation – Equity Incentive Plan”), (ii) expenses of R$11,215 thousand incurred in acquired entities, (iii) increase of expenses with compensation of personnel in the amount of R$15,539 thousand and (iv) increase of expenses with services acquired from third parties in the amount of R$6,306 thousand.

Research and development expenses

Our research and development expense increased by R$30,671 thousand, or 196.1%, to R$46,308 thousand in the year ended December 31, 2021 from R$15,637 thousand in the year ended December 31, 2020, primarily due to the strategy of growth on SaaS services and research, including 12 months of Sirena research and development expenses of R$10,490 thousand, and development expenses incurred in acquired entities of R$6,015 thousand.

Net finance costs

Our net finance costs increased by R$11,606 thousand, or 157.6%, to R$18,969 thousand in the year ended December 31, 2021 from R$7,363 thousand in the year ended December 31, 2020, as a result of the following:

Finance costs

Our finance costs increased by R$25,187 thousand, or 94.8%, to R$51,767 thousand in the year ended December 31, 2021 from R$26,580 thousand in the year ended December 31, 2020, primarily as a result of the increase in loans and borrowings, mainly related to the acquisitions, and the increase in the Brazilian base interest rate to 9.25% as of December 2021 (from 2% in December 2020) which increased the interest under our oustanding indebtedness.

Finance income

Our finance income increased by R$13,581 thousand, or 70.7%, to R$ 32,798 thousand in the year ended December 31, 2021 from R$19,217 thousand in the year ended December 31, 2020, mainly due to a higher average monthly cash balance in 2021, resulting from the net proceeds received in July 2021 from our initial public offering.

Loss before income tax and social contribution

As a result of the above, our loss before income tax and social contribution increased by R$35,999 thousand, to a loss of R$65,469 thousand in the year ended December 31, 2021 from a loss of R$29,470 thousand in the year ended December 31, 2020.

Income tax and social contribution

Our benefit from income tax and social contribution increased by R$ 12,784 thousand, to a benefit of R$20,823 thousand in the year ended December 31, 2021 from a benefit of R$8,039 thousand in the year ended December 31, 2020, primarily due to the increase in the loss before income tax and social contribution.

Loss for the year

As a result of the above, our loss increased by R$23,215 thousand, to a loss of R$44,646 thousand in the year ended December 31, 2021 from a loss of R$21,431 thousand in the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019	Variation
	(in thousands of R$)		(%)
Revenue	429,701	354,035	21.4%
Cost of services	(325,870)	(260,786)	25.0%
Gross profit	103,831	93,249	11.3%
Sales and marketing expenses	(33,589)	(26,018)	29.1%
Administrative expenses	(71,667)	(40,868)	75.4%
Research and development expenses	(15,637)	(9,832)	59.0%
Gain on bargain purchase	—	2,479	(100.0)%
Allowance for credit losses	(4,205)	(3,733)	12.6%
Other income and expenses, net	(840)	4,473	(118.8)%
Operating profit	(22,107)	19,750	(211.9)%
Finance costs	(26,580)	(6,811)	290.3%
Finance income	19,217	4,239	353.3%
Net finance costs	(7,363)	(2,572)	186.3%
Profit (loss) before income tax and social contribution	(29,470)	17,178	(271.6)%
Deferred income tax and social contribution	8,480	(3,186)	(366.2)%
Current income tax and social contribution	(441)	(148)	198.0%
Profit (loss) for the year	(21,431)	13,844	(254.8)%

Revenue

Our revenue increased by R$75,666 thousand, or 21.4%, to R$429,701 thousand in 2020 from R$354,035 thousand in 2019, mainly as a result of: (i) the Sirena Acquisition, with an increase of 1,087 customers and R$10,841 thousand in revenue; (ii) the increase in the volume of use (number of interactions) of our platform by our customers, which resulted in an increase of R$51,300 thousand in revenue in 2020 and (iii) an increase in our average interactions unit price (which consists of the average unit price we charge our customers to use our platform), which increased our revenue by R$13,526 thousand in 2020. The increase in revenue described above is driven by both (a) existing customers (R$45,316 thousand), as evidenced by our Net Revenue Expansion rate (NRE) of 113% for the year ended December 31, 2020 and (b) new customers adopting our solutions in 2020 (R$30,350 thousand).

Cost of services

Our cost of services increased by R$65,084 thousand, or 25.0%, to R$325,870 thousand in 2020 from R$260,786 thousand in 2019, principally due to an increase in expenses with carriers in the amount of R$55,286 thousand, of which R$30,260 thousand related to the increase in volume usage and R$25,026 thousand related to the increase in average usage price.

Gross profit

As a result of the above, our gross profit increased by R$10,582 thousand, or 11.3%, to R$103,831 thousand in 2020 from R$93,249 thousand in 2019. As a percentage of our revenue, our gross profit decreased to 24.2% in 2020 from 26.3% in 2019.

Sales and marketing expenses

Our sales and marketing expenses increased by R$7,571 thousand, or 29.1%, to R$33,589 thousand in 2020 from R$26,018 thousand in 2019, primarily due to (i) an increase in personnel expenses as part of our sales expansion strategy (in the amount of R$2,904 thousand), (ii) increased expenses related to the expansion of our infrastructure to meet the growth of sales channel partners, as well as commissions related to the increase in revenue from this channel in the amount of R$2,164 thousand, (iii) an increase in compensation expenses of R$1,326 thousand related to the Total Voice acquisition and (iv) the consolidation of Sirena’s sales and marketing expenses in our results in the amount of R$1,145 thousand (we started to consolidate Sirena in our results on July 24, 2020).

Administrative expenses

Our administrative expenses increased by R$30,799 thousand, or 75.4%, to R$71,667 thousand in 2020 from R$40,868 thousand in 2019, primarily as a result of (i) compensation expenses of R$8,833 thousand related to the Sirena Acquisition, (ii) the consolidation of Sirena’s administrative expenses in our results in the amount of R$7,875 thousand, (iii) increase in personnel expenses due to our increased headcount as part of our growth strategy in the amount of R$4,817 thousand, (iv) adoption of new software and processes related to growth structuring, such as Sales Force, new billing system and others in the amount of R$2,928 thousand, (v) expenses related to branch closing in Porto Alegre (amounting to R$1,100 thousand) and (vi) consultancy expenses related to the (a) auditing, legal and other accounting fees (in the amount of R$1,245 thousand), (b) M&As processes (in the amount of R$942 thousand) and (c) tax benefits processes and other tax matters (in the amount of R$845 thousand).

Research and development expenses

Our research and development expense increased by R$5,805 thousand, or 59.0%, to R$15,637 thousand in 2020 from R$9,832 thousand in 2019, primarily due to an increase in personnel expenses as a result of our growth in the amount of R$4,207 thousand and compensation expenses of R$1,326 thousand related to the Total Voice acquisition.

Net finance costs

Our net finance costs increased by R$4,791 thousand, or 186.3%, to R$7,363 thousand in 2020 from R$2,572 thousand in 2019, as a result of the following:

Finance costs

Our finance costs increased by R$19,769 thousand, or 290.3%, to R$26,580 thousand in 2020 from R$6,811 thousand in 2019, primarily as a result of a monthly variation of the exchange rate on the amounts payable related to the Sirena Acquisition (in the amount of R$14,354 thousand), monthly variation of the exchange rate on other assets and liabilities of R$1,435 thousand, interest expenses over amounts payable related to the Sirena Acquisition and an increase in the interest on loans and borrowings (in the amount of R$956 thousand).

Finance income

Our finance income increased by R$14,978 thousand, or 353.3%, to R$19,217 thousand in 2020 from R$4,239 thousand in 2019, mainly due to a monthly variation of the exchange rate on the amounts payable related Sirena Acquisition (in the amount of R$15,359 thousand), exchange rate from other assets and liabilities of R$1,870 thousand, partially offset by a reduction of gains on financial investments in the amount of R$2,339 thousand as a result of the reduction in the CDI interest rate during the period and due to the lower average monthly cash balance outstanding in 2020 when compared to 2019.

Profit (loss) before income tax and social contribution

As a result of the above, our profit before income tax and social contribution decreased by R$46,648 thousand, or 271.6%, to a loss before income tax and social contribution of R$29,470 thousand in 2020 from a profit before income tax and social contribution of R$17,178 thousand in 2019.

Income tax and social contribution

Our income tax and social contribution decreased by R$11,373 thousand, to a benefit of R$8,039 thousand in 2020 from an expense of R$3,334 thousand in 2019, primarily due to the loss in the period. See note 24 to our audited consolidated financial statements.

Profit (loss) for the year

As a result of the above, our profit decreased by R$35,275 thousand, or 254.8%, to a loss of R$21,431 thousand in 2020 from a profit of R$13,844 thousand in 2019.

Non-GAAP Financial Measures for the Years Ended December 31, 2021, 2020 and 2019

	Year ended December 31,		Year ended December 31,
	2021	2021	2020	2019
	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of R$)
Non-GAAP Gross Profit (2)	34,097	197,890	110,873	93,902
Non-GAAP Operating Profit (Loss) (3)	5,086	29,519	(3,739)	29,011
EBITDA (4)	(925)	(5,369)	5,180	38,546
Adjusted EBITDA (5)	7,018	41,080	8,038	36,067

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.8037 to US$1.00, as reported by the Central Bank as of December 31, 2021. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Gross Profit to gross profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Gross Profit.”
(3)	We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and net finance costs plus amortization of intangible assets acquired from business combinations, gain on bargain purchase, expenses related to branch closing and expenses related to IPO grants. For a reconciliation of Non-GAAP Operating Profit (Loss) to profit (loss), see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Operating Profit (Loss).”
(4)	We calculate EBITDA as profit adjusted by income tax and social contribution (current and deferred), net finance costs and depreciation and amortization. For a reconciliation of EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”
(5)	We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing, gain on bargain purchase and expenses related to IPO grants. For a reconciliation of Adjusted EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I. Introduction—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Gross Profit

	Year ended December 31,		Year ended December 31,
	2021	2021	2020	2019
	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of R$)
Gross profit	31,171	180,905	103,831	93,249
(+) Amortization of intangible assets acquired from business combinations	2,927	16,985	7,042	653
Non-GAAP Gross Profit (2)	34,097	197,890	110,873	93,902
Revenue	105,506	612,324	429,701	354,035
Gross margin (3)	29.5%	29.5%	24.2%	26.3%
Non-GAAP Gross Margin (4)	32.3%	32.3%	25.8%	26.5%
(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.8037 to US$1.00, as reported by the Central Bank as of December 31, 2021. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Gross Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss).”
(3)	We calculate gross margin as gross profit divided by revenue.
(4)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue .

Reconciliation of Non-GAAP Operating Profit (Loss)

	Year ended December 31,		Year ended December 31,
	2021	2021	2020	2019
	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of R$)
Profit (loss) for the year	(7,693)	(44,646)	(21,431)	13,844
(+) Income tax and social contribution (current and deferred)	(3,588)	(20,823)	(8,039)	3,334
(+) Net finance costs	3,268	18,968	7,363	2,572
Operating profit	(8,012)	(46,501)	(22,107)	19,750
(+) Amortization of intangible assets acquired from business combinations	5,095	29,571	15,510	11,740
(-) Gain on bargain purchase	—	—	—	(2,479)
(+) Expenses related to branch closing (2)	—	—	2,858	—
(+) Expenses related to IPO grants (3)	8,003	46,449	—	—
Non-GAAP Operating Profit (Loss) (4)	5,086	29,519	(3,739)	29,011
(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.8037 to US$1.00, as reported by the Central Bank as of December 31, 2021. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Corresponds to the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(3)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”
(4)	We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and net finance costs plus amortization of intangible assets acquired from business combinations, gain on bargain purchase, expenses related to branch closing and expenses related to IPO grants. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Non-GAAP Gross Profit and Non-GAAP Operating Profit (Loss).”
77

Reconciliation of EBITDA and Adjusted EBITDA

	Year ended December 31,		Year ended December 31,
	2021	2021	2020	2019
	(in thousand sof US$)(1)	(in thousands of R$)	(in thousands of R$)
Profit (loss) for the year	(7,693)	(44,646)	(21,431)	13,844
(+) Income tax and social contribution (current and deferred)	(3,588)	(20,823)	(8,039)	3,334
(+) Net finance costs	3,268	18,969	7,363	2,572
(+) Depreciation and amortization	7,087	41,131	27,287	18,796
EBITDA (2)	(925)	(5,369)	5,180	38,546
(+) Expenses related to branch closing (3)	—	—	2,858	—
(-) Gain on bargain purchase	—	—	—	(2,479)
(+) Expenses related to IPO grants (4)	8,003	46,449	—	—
Adjusted EBITDA (5)	7,078	41,080	8,038	36,067

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.8037 to US$1.00, as reported by the Central Bank as of December 31, 2021. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate EBITDA as profit adjusted by income tax and social contribution (current and deferred), net finance costs and depreciation and amortization. For further information on EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––EBITDA and Adjusted EBITDA.”
(3)	Corresponds to the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(4)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”
(5)	We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing, gain on bargain purchase and expenses related to IPO grants. For further information on Adjusted EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––EBITDA and Adjusted EBITDA.”
78

B.                  Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2021 and 2020, our cash and cash equivalents amounted to R$582,231 thousand and R$59,979 thousand, respectively. This increase reflects mainly the receipt of net proceeds from our initial public offering, partially offset by payment of acquisition consideration, especially consideration paid to close the acquisition of D1. For additional information, see note 6 to our audited consolidated financial statements.

As of December 31, 2021, our loans and borrowings amounted to R$208,138 thousand, of which R$64,415 thousand was current and R$143,723 thousand was non-current. As of December 31, 2021, we also had R$176,069 thousand in current liabilities from acquisitions and R$60,220 thousand in non-current liabilities from acquisitions.

We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents and the liquidity provided from other sources of funds (including issuance of indebtedness and/or common shares) will be sufficient to meet our anticipated cash needs (including contingent consideration related to our acquisitions – see “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions”) for both the next 12 months as well as the foreseeable future, and that our debt profile will be adequate vis-à-vis our estimated cash requirements.

However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key Information—D. Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through the issuance of debt securities and entering of additional credit lines. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments.

79

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in thousands of R$)
Net cash from (used in) operating activities	(97,260)	46,143	26,451
Net cash used in investing activities	(351,051)	(61,591)	(9,927)
Net cash from (used in) financing activities	935,033	62,052	(54,858)
Exchange rate change on cash and cash equivalents	35,530	1,033	-
Net (decrease) increase in cash and cash equivalents	522,252	47,637	(38,334)

Net cash from operating activities

For the year ended December 31, 2021, net cash used in operating activities amounted to R$97,260 thousand, primarily as a result of the loss for the year of R$44,646 thousand, the outflow of R$53,209 thousand in the net cash from changes in operating assets and liabilities and outflow of R$19,385 thousand on payments of interest and income tax.

Net cash from changes in operating assets and liabilities, totaled an outflow of R$53,209 thousand, principally due to: (i) an increase in the balance of accounts receivables, which led to a negative cash flows of R$45,645 thousand, mainly due increase in revenues (ii) an increase in the balance of prepayments and other assets, which led to a negative cash flows of R$31,226 thousand, partially offset by an increase in the suppliers, which led to positive cash flows of R$35,964 thousand.

Payments of interest of R$17,933 thousand and income tax and social contribution paid of R$1,452 thousand, which generated a net outflow of R$19,385 thousand.

For the year ended December 31, 2020, net cash from operating activities amounted to R$46,143 thousand, primarily as a result of:

  Loss for the year of R$21,431 thousand, combined with non-cash expenses consisting primarily of an increase in provisions relating to our tax proceeding related to tax on services (imposto sobre serviços), or ISS, in the amount of R$7,265 thousand, allowance for credit losses amounting to R$4,205 thousand, financial costs and foreign exchange, net, of R$5,486 thousand, provision for compensation expenses negotiated in connection with business combination transactions amounting to R$16,715 thousand, write-off of property, plant and equipment in connection with the relocation of the Porto Alegre office to São Paulo, in the amount of R$1,758 thousand, lease recognition adjustment in connection with the relocation of the Porto Alegre office to São Paulo, in the amount of R$2,183 thousand, income tax credit of R$8,039 thousand and depreciation and amortization of R$27,287 thousand. The total amount of adjustment to net income from non-cash items for the year ended December 31, 2020 amounted to R$58,093 thousand;
  Net cash from changes in operating assets and liabilities, totaled an inflow of R$16,449 thousand, principally due to: (i) an increase in the balance of accounts payables, which led to a positive cash flows of R$48,583 thousand; offset by (ii) an increase in the balance of accounts receivable, which led to negative cash flows of R$26,308 thousand, mainly due to an increase in the revenues; and (iii) an increase in the balance of prepayments and other assets, which led to a negative cash flows of R$5,826 thousand; and
  Payments of interest of R$5,232 thousand and income tax and social contribution paid of R$1,736 thousand, which generated a net outflow of R$6,968 thousand.
80

• For the year ended December 31, 2019, net cash from operating activities amounted to R$26,451 thousand, primarily as a result of:

•

Profit for the year of R$13,844 thousand, combined with non-cash expenses consisting primarily of an increase in provisions relating to our tax proceeding related to ISS in the amount of R$6,477 thousand, financial costs and foreign exchange, net, of R$4,687 thousand, labor incentives provisions of R$4,641 thousand, provision for compensation expenses negotiated in connection with business combination transactions amounting to R$5,230 thousand and depreciation and amortization of R$18,796 thousand.

•	Net cash from changes in operating assets and liabilities, totaled an outflow of R$24,934 thousand, principally due to: (i) an increase in the balance of accounts receivable, which led to negative cash flows of R$14,536 thousand, mainly due to an increase in the revenues; and (ii) an decrease in the balance of accounts payables, which led to negative cash flows of R$9,585 thousand; and
•	Payments of interest of R$4,691 thousand and income tax and social contribution paid of R$2,612 thousand, which generated a net outflow of R$7,303 thousand.

Net cash used in investing activities

Net cash used in investing activities increased by R$289,460 thousand, to R$351,051 thousand in the year ended December 31, 2021 from R$61,591 thousand in the year ended December 31, 2020, primarily due to cash payments in the aggregate amount of R$326,860 thousand mainly for the acquisitions of D1 and SenseData.

Net cash used in investing activities increased by R$51,664 thousand, to R$61,591 thousand in the year ended December 31, 2020 from R$9,927 thousand in the year ended December 31, 2019, due to an increase in the amount of acquisition of subsidiary net of cash acquired by R$43,482 thousand, primarily due to the impact of the Sirena acquisition, net of cash (which amounted to R$45,344 thousand), platform acquisition in the amount of R$4,400 thousand and increase in other intangible assets in the amount of R$3,786 thousand (totaling R$8,186 thousand of variation in acquisition of intangible assets).

Net cash from (used in) financing activities

Net cash from financing activities increased by R$872,981 thousand, to R$935,033 thousand in the year ended December 31, 2021 from R$62,052 thousand in the year ended December 31, 2020. This increase was primarily due to the receipt of net proceeds from our initial public offering complete in July 2021.

Net cash from (used in) financing activities changed by R$116,910 thousand, to net cash from financing activities of R$62,052 thousand in 2020 from net cash used in financing activities of R$54,858 thousand in 2019. This change was primarily due to (i) new loans and borrowings in the amount of R$62,000 thousand (compared to R$25,000 thousand in 2019), (ii) a capital increase of R$36,409 thousand in 2020 and (iii) the non-recurrence in 2020 of payment of dividends (which amounted to R$67,719 thousand in 2019), partially offset by an increase in payment of loans and borrowings in the amount of R$33,212 thousand in 2020 (compared to R$9,879 thousand in 2019).

Capital Expenditures

Our capital expenditures (consisting of acquisitions of businesses, property and equipment and intangible assets) represented 56.6%, 14.6% and 3.2% of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively. Capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to R$346,273 thousand, R$62,656 thousand and R$11,349 thousand, respectively, principally due to:

•	2021: cash payment for acquisitions, net of cash in the aggregate amount of R$326,860 thousand, with respect to D1 and SenseData.
•	2020: Net cash payment for the Sirena acquisition in the amount of R$45,344 thousand.
•	2019: payments in connection with the acquisition of Total Voice (first payment of R$2,015 thousand for the year ended December 31, 2019).
81

As of the date hereof, we expect that our capital expenditures for 2022 will be approximately R$450 million, including approximately R$400 million for the acquisitions of Movidesk and the earn-out payments related to other acquisitions, as well as the agreed payments for D1, which will be funded through our current cash and cash equivalent balance.

Indebtedness

We had total indebtedness (consisting of loans and borrowings) in the amount of R$208,138 thousand and R$98,975 thousand as of December 31, 2021 and 2020, respectively. The increase in indebtedness is primarily due to acquisitions completed in 2021 in the aggregate amount of R$63,430 thousand (R$18,430 thousand in loans and borrowings and R$45,000 thousand on a debenture from D1). The remaining increase is due to fund our operations and support our growth.

Zenvia financing agreements provide the following financial covenants:

•

Net debt-to-EBITDA ratio, which is measured at the end of each fiscal year, not exceeding 2.0x: As of December 31, 2021 our cash position was higher than our debt, which led to a net cash of R$374,093 thousand. As of December 31, 2020 and 2019 our net debt-to-EBITDA ratio was 7.53x and 1.32x, respectively, of our last twelve months EBITDA for the years ended December 31,  2020 and 2019. For purposes of our financing agreements, (i) net debt is defined as gross debt (as such term is defined in the agreements) minus cash, financial investments and short- and long-term financial assets (such as derivatives), and (ii) EBITDA is generally defined as results (in the twelve months prior to the date of testing) before income tax and social contribution, depreciation and amortization, financial results, non-operational results, equity income from unconsolidated companies and non-controlling shareholder interest, excluding the effects of IFRS 16 – Leases.

•	Shareholders’ equity to assets ratio higher than or equal to 0.25: As of December 31, 2021, 2020 and 2019, our shareholders’ equity to assets ratio was 0.63, 0.25 and 0.40, respectively.
•

Annual distributions of dividends and/or interest on shareholders’ equity lower than or equal to 25% of profit for the year: For the year ended December 31, 2019, we had obtained the necessary waivers and we had distributed dividends in the amount of R$67,719 thousand, of which R$11,552 thousand was distributed based on the result for the year, representing 83.4% of the profit for the year.

As of December 31, 2020, we were not in compliance with our annually tested Net debt-to-EBITDA covenant. Accordingly, we requested waivers from our financial creditors. Santander provided us with a waiver in 2020 and Itaú provided us with a waiver in 2021 with retroactive effect to 2020. As of December 31, 2020, our indebtedness with Itaú and the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) were reclassified as short-term loans and borrowings as waivers were not obtained in 2020. On July 7, 2021, we received a waiver from BNDES with respect to our Progeren loan, conditioned on the reinforcement of collateral granted under the agreement to be formalized until October 8, 2021. All BNDES loans, including the Progeren loan were fully paid by September 15, 2021.

As of December 31, 2021, we were in compliance with our financial covenants. As of December 31, 2021, our cash position was greater than our indebtedness.

Financing Agreements

The table below sets forth selected information regarding substantially all of our outstanding indebtedness as of December 31, 2021 and 2020:

		As of December 31,
	Interest	2021	2020
		(in thousands of R$)
Working capital	100% CDI+2.40% to 5.46%, TJLP+2.98% or 24%	163,138	97,396
BNDES Prosoft	TJLP+2.96%	—	1,579
Debentures	18.16%	45,000	—
Leases	100% CDI+2.00% to 3.86% or 7.25%	—	—
Total		208,138	98,975
Current		64,415	56,197
Noncurrent		143,723	42,778
82

Working Capital

Zenvia Brazil has certain working capital credit facilities with Caixa Econômica Federal, Itaú Unibanco S.A., Banco Votorantim S.A., Banco ABC Brasil S.A., Banco do Brasil S.A. and Banco Bradesco S.A, as described below. These working capital facilities bear interest at rates between 100% CDI+2.40% to 100% CDI+5.46% and TJLP+2.98% or 24% per annum and mature between September 26, 2022 and February 27, 2025. As of December 31, 2021, the total outstanding amount of the working capital arrangements was R$163,138 thousand.

In December 2019, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for an export credit note in the aggregate amount of R$15,000 thousand. Following a 12 month grace period in which interest is due, this agreement will be paid in 8 quarterly installments with the first installment due on November 30, 2020 and the last installment due on November 13, 2023. In October 2020, the export credit note was disqualified as such and converted into a CCB. Itaú Unibanco S.A. paid the Tax on Foreign Exchange Transactions, or the IOF, in connection with this conversion.

In addition, in April 2020, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a CCB, in the aggregate amount of R$15,000 thousand. Following a six month grace period during which interest is payable, this CCB will be paid in 30 monthly installments with the first installment due on October 22, 2020 and the last installment due on April 24, 2023.

In June 2020, Zenvia Brazil entered into an agreement with Caixa Econômica Federal for a CCB in the aggregate amount of R$15,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados em duplicatas mercantis representadas por títulos de cobrança bancária) and certain deposits/financial investments (depósitos/aplicações financeiras). Following a one year grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on June 27, 2021 and the last installment due on June 27, 2023.

In October 2020, Zenvia Brazil entered into an agreement with Caixa Econômica Federal for a CCB in the aggregate amount of R$15,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados em duplicatas mercantis representadas por títulos de cobrança bancária) and certain deposits/financial investments (depósitos/aplicações financeiras). Following a one and a half year grace period during which interest is payable, the CCB will be paid in 24 monthly installments with the first installment of principal and interest due on May 3, 2021 and the last installment due on April 3, 2024.

In November 2020, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a credit line offered by the Brazilian government through the Fundo Garantidor para Investimentos, or FGI, program in the amount of R$10,000 thousand. Through the FGI program, BNDES guarantees the transaction, aiming to facilitate access to credit lines for businesses. Following a one year grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024.

In November 2020, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a credit line offered by the Brazilian government through the FGI program in the amount of R$7,000 thousand. Following a one year grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024.

On April 23, 2020, Rodati Services S.A. or Sirena Argentina, entered into an agreement with the Industrial and Commercial Bank of China, or the ICBC, for a credit line offered by the Argentine government through the Argentine Guarantee Fund, or FoGar, program in the aggregate amount of ARS540 thousand, which is guaranteed by Sirena. The FoGar program aims to facilitate access to credit for micro, small and medium enterprises. The outstanding balance of this agreement has been paid in full as of the date of this annual report.

On June 29, 2020, Sirena Argentina entered into an agreement with the ICBC for a credit line offered by the Argentine government through the FoGar program in the aggregate amount of ARS3,000 thousand, which is guaranteed by Sirena. Following a three-month grace period, the credit line will be paid in 9 monthly installments with the first installment of principal and interest due on October 29, 2020. This agreement has been paid in full as of the date of this annual report.

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,000 thousand for working capital purposes. Following a one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. Each of the agreements provide that Zenvia Brazil is subject to a financial covenant that requires the maintenance of a net-debt to EBITDA ratio of less than or equal to 3.5x. The last installments under these agreements are payable in February 2025.

On March 25, 2021, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. – Nassau Branch for a CCB (Cédula de Crédito Bancário) in the aggregate amount of US$1,453 thousand, convertible to reais at the execution date under a swap agreement (Contrato para Operações de Derivativos com Pacto de Cessão Fiduciária) entered into with Banco Votorantim S.A., resulting in a total aggregate amount of R$8,000 thousand. The transaction is secured by a fiduciary assignment (cessão fiduciária) of certain credits held at a Zenvia Brazil bank account held by Zenvia Brazil with Banco Votorantim S.A. Following a six-month grace period during which interest is payable, the loan will be paid in 12 monthly installments, with the first installment of principal and interest due on October 25, 2021 and the last installment due on September 26, 2022.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. Each of the agreements provide that we are subject to a financial covenant of maintaining a Net debt-to-EBITDA ratio of less than or equal to 3.5x. The last installments of these agreements are payable on on August 27, 2024 (R$ 18,000 thousand) and February 27, 2025 (R$ 32,000 thousand), respectivelly.

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,000 thousand for working capital purposes. Following an one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025.

Debentures

On May 10, 2021, D1  issued debentures, not convertible into shares, in three series totaling the amount of R$ 45,000 thousand to be paid in 54 installments. Interest is monthly accrued and paid. According to the deed of the first private issuance of simple debentures, the debentures may have its early termination in the event any of the following situations occur:

a) D1 consolidated adjusted gross margin is below 45%;

b) D1 cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months;

c) D1 debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months;

As of the date of this annual report, D1 has not breached to any of the non-financial obligations described in the deed of debentures, such as monthly providing financial information and the calculation of the covenants (a) to (c) above.

BNDES Prosoft

On July 14, 2017, Zenvia Brazil entered into an agreement with BNDES for a revolving credit facility in the aggregate amount of R$9,998 thousand, which is guaranteed by Cassio Bobsin, currently a member of our board of directors and our chief executive officer, amongst others. This revolving credit facility bears interest at a rate of TJLP+2.96%. Following a grace period, this revolving credit facility will be paid in 48 monthly installments with the first installment due on February 15, 2019 and the last installment due on January 15, 2023. As of the date of this annual report, the balance of this agreement was paid in full.

C.                  Research and Development, Patents and Licenses, etc.

We have been increasing our expenses in research and development, which combined with our M&A strategy, allow us to increase our value offer by providing services designed to simplify the way that businesses connect with their end-consumers.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.               Trend Information

As a result of the global outbreak of a novel strain of coronavirus, or COVID-19, unprecedented economic uncertainties have arisen that continue to have an adverse impact on global economic and market conditions, including in Brazil. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the Brazilian federal government declared a national emergency with respect to COVID-19. In addition, state and municipal authorities in Brazil suspended a variety of economic activities as part of measures to mitigate the spread of the virus.

The COVID-19 pandemic and measures adopted to contain its spread have significantly restricted the movement of people, goods and services worldwide, including all of the regions in which we operate, adversely affected the global financial and capital markets and led to an economic crisis in many countries, including Brazil. Compliance with social distancing and shelter-in-place measures necessary to contain the spread of the virus have impacted our day-to-day operations. Like many other companies, including our customers and prospective customers, on March 16, 2020, our management decided to close our offices and we started to gradually reopen them as from August 31, 2020, to the extent allowed by municipal local rules. In October 2020, we announced our plan to implement Zenvia Anywhere, a permanent remote work arrangement for employees for an indefinite period of time. Based on positive employee feedback and our initiatives to attract talent no matter where the individual is based and aiming to build a global team mentality, we decided to fully transition our employees to remote work with Zenvia Anywhere.

The continued spread of COVID-19 could have a far-reaching and a material adverse impact on the financial capacity of our customers, suppliers and third-party business partners and potentially lead to an ongoing global economic downturn, which could result in constrained supply or reduced customers demand and willingness to enter into or renew contracts with us, any of which could have a material adverse effect on us. Customers are charged based on the usage of our platform, and most of our customers do not have long-term contractual arrangements with us and, therefore, most of them may reduce or cease their use of our platform at any time without penalty or termination charges. If our customers are unable to pay us or reduce or discontinue their contract with us, we may be adversely affected by the inability to collect payment amounts or a reduction in revenue. We also may experience impact from delayed sales cycles, including delays with signing or renewals of contracts on the part of existing and prospective customers, or reducing budgets or the commitment term related to our product and service offerings. In addition, global recessions and/or economic slowdowns, notably in Brazil, including rising unemployment may result in less commercial activity during a pandemic and after the outbreak has subsided, having the potential to decrease the demand for our products.

We believe that our sales in 2020 would have been higher in the absence of COVID-19 pandemic, as some of our customers implemented cost-saving measures to manage their businesses during lockdowns and constraints, which included setting caps to their IT and marketing budgets that ended up adversely impacting the usage levels of our products by them. In 2021, in turn, we noticed a neutral impact from the pandemic in our sales and revenues.

On the other hand, as modern-day society has become increasingly dependent on usage of voice and messaging services for communication needs, even more so in light of the restriction on movement of people and transition to a remote workforce due to the COVID-19 pandemic, we believe there will be increased strain on and demand for the telecommunications infrastructure, including our voice and messaging products, which may be positive for us but will require us to make additional investments to increase network capacity, the availability of which may be limited.

We also believe that the extent of the pandemic impacts will depend on future developments, which are highly uncertain and unpredictable, including, among others, the duration and geographical distribution of the outbreak, its severity, actions to contain the virus or treat its impact, including vaccination, and how quickly and to what extent the usual economic and operational conditions may be resumed. While we have developed and continue to develop plans to help mitigate the potential negative impact of the outbreak on our business, these efforts may not be effective, and a protracted economic downturn may limit the effectiveness of our mitigation efforts.For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The outbreak of highly communicable diseases worldwide, such as the global coronavirus (COVID-19) pandemic, may lead to greater volatility in the global financial and capital markets resulting in an economic slowdown that may adversely affect our business, results of operations, financial performance and the trading price of our Class A common shares.”

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations.”

E.                  Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 4 to our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:

Goodwill

Goodwill represents the excess of the aggregate fair value of consideration transferred in a business combination, over the fair value of assets acquired, net of liabilities assumed.

When we acquire businesses, we allocate the purchase price to the tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies, market information and historical experience. These estimates can include, but are not limited to:

  the time and expenses that would be necessary to recreate the asset;
  the profit margin a market participant would receive;
  cash flows that an asset is expected to generate in the future; and
  discount rates.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities. Under the current authoritative guidance, the measurement period to finalize our preliminary valuation of the tangible and intangibles assets and liabilities acquired and make necessary adjustments to goodwill shall not exceed one year.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being one operating segment. We had one reportable segment for the reportable periods ended December 31, 2021, 2020 and 2019.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Significant unobservable inputs	Relationship between significant unobservable inputs and measurement of the present value of cash flows
Annual forecast revenue growth rate; Forecast of the growth rate of variable input costs; and Risk-adjusted discount rate.

The present value of cash flows could increase (decrease) if:

  the annual growth rate of revenue was higher (lower);
  the cost growth rate was (higher) lower; or
  the risk-adjusted discount rate was (higher) lower.

The recoverable amount is determined by calculating the present value of cash flows based on our economic and/or financial projections for the next 5 years, and a terminal growth rate thereafter. Any kind of reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed the recoverable amount.

For total assets and intangibles we used the following assumptions:

	2021	2020	2019
Weighted average annual revenue growth	38.10%	36.38%	16.48%
Weighted average annual growth of variable cost	30.29%	26.93%	18.74%
Weighted average cost of capital (WACC)	14.73%	16.40%	15.90%
Growth in terminal value	5%	0%	0%

The key assumptions used in the estimation of the recoverable amount are set out above.

The values assigned to the key assumptions represent management’s assessment of future trends for the business and have been based on historical experience and growth projections, and internal and external data.

The estimated recoverable amount exceeded its carrying amount by R$2,027 thousand in 2021 (R$661,000 thousand in 2020 and R$113,681 thousand in 2019). Management has identified that a reasonably possible change in the revenues could cause the carrying amount to equal the recoverable amount. The following table shows the rate of revenue growth and the corresponding effect on the variable cost growth by which the estimated recoverable amount is equal to the carrying amount.

	2021	2020	2019
Weighted average annual revenue growth	30.29%	30.62%	9.40%
Weighted average annual growth of variable cost	24.29%	21.12%	11.52%

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Intangible assets - Research and development expenditures

Expenses with research activities are recognized in the period in which they are incurred. The intangible assets resulting from development expenditures (or of a development phase of an internal project) is recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the intangible asset so it will be available for use or sale; (ii) the intention to complete the intangible asset and use it or sell it; (iii) ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of proper technical, financial and other resources to complete the development of the intangible asset and to use it or sell it and (vi) the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for intangible assets corresponds to the sum of expenses incurred since the intangible asset started to meet the recognition criteria mentioned above until the moment it is considered finished and begins its value generation. After the closure of each capitalized project, they are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise.

We evaluate the recoverability of our intangible assets for impairment annually or whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of intangible assets are measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Our main assumptions with respect to intangible assets relate to recoverable amounts. The initially recognized amount of intangible assets corresponds to the sum of the expenses incurred since the intangible asset started meeting the aforementioned recognition criteria. The estimation of recoverable amounts is sensitive to key assumptions including the discount rate used in determining present values, expected future cash-inflows and the long-term growth rate used for estimating cash flows in perpetuity. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No indicators of impairment were identified for the years ended December 31, 2021, 2020 and 2019.

When no internally generated intangible asset can be recognized, we recognize development expenses in income (loss) for the period, when incurred. After the initial recognition, intangible assets generated internally are recorded at cost, less amortization and accumulated impairment losses, as well as intangible assets separately acquired.

Income tax and social contribution

Current income tax

              The current corporate income tax, or CIT, is calculated at a joint nominal rate of approximately 34%. CIT is composed of (i) income tax at the rate of 15% in addition to a surplus rate of 10% for taxable income exceeding R$20.0 thousand per month; and (ii) 9% social contribution tax on net income.

Our tax assets for the current year are calculated based on the expected recoverable amount, and tax liabilities for the current year are calculated based on the amount payable to the applicable tax authorities. The tax rates and tax laws used to calculate this amount are those enacted or substantially enacted at the reporting date. We periodically evaluate our tax positions with respect to interpreting tax regulations and, when appropriate, establish provisions. Due to the nature of income tax and social contributions in Brazil described above, where income tax and social contributions are payable on a legal entity basis as opposed to on a consolidated basis, tax losses for one subsidiary entity cannot be used to offset income tax owed by other subsidiary entities.

Deferred income tax

Deferred taxes represent credits and debits on corporate income tax (IRPJ) losses and social contribution on net profits tax (CSLL) negative bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current.

An impairment loss on these assets is recognized when our internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

Provisions

A provision is recognized in the statement of financial position when we have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recognized based on the best estimates of the risk involved.

Possible contingent assets are not recognized until final and unappealable decisions are in our favor and when it is virtually certain that the asset will be realized. Taxes whose enforceability is being challenged in the judicial sphere are recorded taking into consideration the concept of “legal obligation.” Judicial deposits performed as guarantees for lawsuits in progress are recorded under “Judicial deposits.”

Provisions are reviewed on the dates of the financial statements and adjusted to reflect the current best estimate. If it is no longer probable that a cash outflow is required to settle the obligation, the provision is reversed.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

We will be managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Act (as amended).

Board of Directors

We are managed by our board of directors. Our Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders, the board of directors will be composed of four (4) to nine (9) directors, with the number being determined by a majority of the directors then in office. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital” for further information.

Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders or board of directors that appoints such director, or, if no term is fixed on the appointment of the director, until the earlier of his death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association.

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Cassio Bobsin	41	Chairman
Jorge Steffens	56	Board member
Carlos Henrique Testolini	59	Board member
Eduardo Aspesi†	62	Board member
Piero Lara Rosatelli	36	Board member
Ana Dolores Moura Carneiro de Novaes†	60	Board member

† Member of our audit committee.

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our board of directors is Avenida Paulista, No. 2300, 18th Floor, 01310-300 São Paulo, São Paulo, Brazil.

Cassio Bobsin. Mr. Bobsin is our founder, chairman of our board of directors and our chief executive officer and interim chief sales officer. He is the founder and member of the board of directors of WOW Accelerator, the largest independent startup accelerator in Brazil. Mr. Bobsin holds a bachelor’s degree in computer science from the Federal University of Rio Grande do Sul, or UFRGS, an MBA at ESPM, MsC in business administration from PPGA/UFRGS and also attended the Owner/President Management Program at Harvard Business School and Executive Program for Growing Companies at Stanford University. He is a member of the Young Presidents Organization and an Endeavor Entrepreneur.

Jorge Steffens. Mr. Steffens is a founding partner of Oria, primarily responsible for investments and the operational performance of the Oria funds’ portfolio companies, and of ETS Participações Ltda. He is a member of our board of directors, a member of our ethics committee and a member of the board of directors of GeoFusion and Knew.in. Mr. Steffens was a member of the board of directors of Navita | Mobi All Tecnologia S.A. and Blockbit Tecnologia Ltda, Cipher S.A until 2021 as well as CEO of Datasul S.A. from 2003 to 2008, leading the IPO process and also served as the Managing Director of Datasul S.A. in different development activities such as sales and deployment of management software (ERP, CRM, SCM, HR) from 1988 to 1999. He was founder and Director of Systems Integration of Neogrid Software SA from 2000 to 2002. Mr. Steffens holds a degree in information technology from Mackenzie University and the Regional University of Blumenau, a post-graduate degree in marketing from Fundação Getúlio Vargas, or FGV, and a post-graduate degree in production engineering from the State University of Santa Catarina, specialization in management from Stanford University. He is certified by the APICS (CPIM).

Carlos Henrique Testolini. Mr. Testolini is a senior partner at Oria since 2015, primarily responsible for investments and the operational performance of the Oria funds’ portfolio companies. He is a member of our board of directors and a member of the board of directors of Britech S.A. and chairman of the board of directors of Navita | Mobi All Tecnologia S.A. Mr. Testolini was CEO of Sonda IT from 2007 to 2015, and a member of its board of directors from 2016 to 2018. He was Executive Officer at Procwork Informática Ltda from 1997 to 2007, until its sale to the Sonda IT. Prior to 1987, Mr. Testolini served as an Executive Officer at IBM, SSA and BOSCH. He holds a degree in Information Systems from Pontifical Catholic University – PUC, MBA in Marketing Services by the University of São Paulo, Specialization in Harvard Business School – Private Equity / Venture Capital; Advanced Management at the Kellogg School of Management – Northwestern University.

Eduardo Aspesi. Mr. Aspesi is an independent member of our board of directors. He is also member of financial, audit and administrative committee (2020) and member of portfolio and GTM committee (2020). He held the position of Vice President of Marketing and Sales at NEXTEL Telecommunication Brazil from 2015 to 2017. He was the owner of MEDNET POA, a company in the occupational medicine and safety sector from 2015 until its sale in 2020. He is a mentor in 2022 HackBrazil startup competition from Brazil Conference at Harvard & MIT. He graduated in business administration from Catholic University of Rio Grande do Sul, or PUCRS, and in economic science from UFRGS, holds post graduate degrees in finance from UFRGS and in marketing from UFRGS and he took an advanced management course at FDC/INSEAD.

Piero Lara Rosatelli. Mr. Rosatelli has been the managing partner of Oria since 2011, and is responsible for Oria’s strategy, deal origination, portfolio company operations, investor relations and personnel. He joined Oria before the launch of its first growth capital fund, and led most of the firm’s investments to date, including both investment rounds in Zenvia Brazil. Mr. Rosatelli is a member of the board of directors of Tolife and Interplayers Soluções Integradas S.A. and was a member of the board of directors of Argo. He started his career in technology investments twelve years ago and has conducted more than twenty tech deals to date. He has previous experience in investment banking and strategic and financial planning at the retailer C&A. Mr. Rosatelli holds a bachelor’s in business administration and an MBA from Insper.

Ana Dolores Moura Carneiro de Novaes. Ms. Novaes is an independent member of our board of directors and a member of our audit committee and our ethics committee. She is currently a member of the board of directors of Fundo Garantidor de Crédito (Brazilian FDIC), OEC S.A., Neogrid and 2W Energia and is the coordinator of the audit committee of OEC S.A., Neogrid and 2W Energia. She is also a founding partner of Oitis Consultoria Econômica e Financeira Eireli. Ms. Novaes was previously a member of the board of directors of CCR (non-independent from 2015 to 2019 and independent from 2002 to 2012), CPFL Energia (from 2007 to 2012), Metalfrio (from 2009 to 2012) and Datasul (from 2006 to 2008). She was a commissioner at CVM (Brazilian SEC) from 2012 to 2014 and has been a member of the CFA Institute since 1998. Ms. Novaes was a consultant to the audit committee of Companhia Siderúrgica Nacional (from 2006 to 2011), a fund manager at Pictet Modal Asset Management S.A. (from 1998 to 2003) and an equity research analyst at Banco de Investimentos Garantia (from 1995 to 1997). She worked at the World Bank in Washington, D.C. (from 1991 to 1994) and taught macroeconomics at the Pontifical Catholic University of Rio de Janeiro (2003) and at the Federal University of Pernambuco (1991). Ms. Novaes is a member of the board of trustees of the Cancer Foundation and of the fiscal council of the Institute of Studies for Health Public Policies. She is the founding partner of Oitis Consultoria Econômica e Financeira Eireli for company valuation and corporate governance. Ms. Novaes holds a PhD in economics from the University of California, Berkeley and a bachelor of laws from PUC-RJ.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital” for further information.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Cassio Bobsin	41	Chief Executive Officer and Interim Chief Sales Officer
Mariana Cambiaghi	41	Chief Financial Officer
Lilian Lima	54	Chief Technology Officer
Gabriela Ferreira Vargas	35	Chief Operating Officer
Raphael Godoy	39	Chief Marketing Officer
Rogério da Costa Perez	44	Chief Experience Officer
Katiuscia Alice Teixeira	31	Chief People Officer
Laura Hirata Garcia	42	General Counsel
Shay Chor	45	Investor Relations Officer

The following is a summary of the professional experience of our current executive officers. Unless otherwise indicated, the current business addresses of all our executive officers is Avenida Paulista, No. 2300, 18th Floor, 01310-300 São Paulo, São Paulo, Brazil.

Cassio Bobsin. Mr. Bobsin is our founder, chairman of our board of directors and our chief executive officer and interim chief sales officer. For biographical information regarding Mr. Bobsin, see “—Directors.”

Mariana Cambiaghi. Ms. Cambiaghi is our chief financial officer, responsible for audit, financial and tax procedures, reports and strategic information since 2021. Ms. Cambiaghi is also a member of the audit committee of Armac Locação, Logística e Serviços S.A. She served as our chief controller officer from February to September 2021. Previously, Ms. Cambiaghi was controllership director of Azul S.A. (where she worked for more than 9 years) and she also worked for Deloitte and Ernst Young. Ms. Cambiaghi holds a business degree from FAAP - Fundação Armando Álvares Penteado, an accounting degree from Universidade Paulista and an MBA in business management from Fundação Dom Cabral.

Lilian Lima. Ms. Lima is our chief technology officer. She has more than 30 years of technical and executive experience, working in software companies as Procergs, Mercador and Neogrid and acting as an entrepreneurial consultant in tech startup as MDM. With extensive experience in technology, software architecture, mission-critical operation, software development, management, strategic technology evolution, team building, change management and innovation. Between 2015 and 2019, she was technology director of Neogrid, a technology company for supply chain, responsible for a mission-critical operation with an global scope. She has been working at Zenvia since 2019, being responsible for the technology, software engineering and technology operation teams. Between 2013 and 2015, she was responsible for the architecture team at Neogrid and led important projects in the area of platform development and big data. Between 2018 and 2019, she was responsible for the technology area of a tech startup company that develops a solution for mobile devices management, acting as chief technology officer. Ms. Lima holds a bachelor’s in computer science and a software development post-graduate course at UFRGS.

Gabriela Ferreira Vargas. Ms. Vargas is our chief operating officer, having been with us since 2009 on various teams, including people and culture management, organizational development, products and marketing. Along her trajectory at Zenvia, she has pioneered digital marketing initiatives on the Brazilian tech market, managed scale selling and client acquisition based on revenue prediction, managed our organizational culture project, which was instrumental for the obtention of the Great Place to Work (GPTW) certification, implemented a more agile management model and led our projects for revenue diversification and portfolio and margin expansion. She holds a bachelor’s degree in Marketing and Advertising and an MBA in Marketing Strategy from Unisinos. She also holds certifications in M&A Integration from Mercer, and Digital Transformation from SVIC (Silicon Valley Innovation Center) and Board of Directors membership from the Brazilian Corporate Governance Institute (IBGC). Ms. Vargas also acts as board member in Aegro Informática Ltda.

Raphael Godoy. Mr. Godoy is our chief marketing officer (CMO), having been with us since 2018 when he started his career at Zenvia as marketing manager, with a solid background developing marketing and sales strategies in different business environments such as telecom, real state and health industries. Since January 2021 he has been our chief marketing officer (CMO). Mr. Godoy holds a degree in Design from Universidade Mogi das Cruzes, a specialization in Marketing and a post-graduate degree in Business Administration (major in Finance), both from Fundação Getúlio Vargas (EAESP FGV). Mr. Godoy is currently attending to Insper's Top Management Program in partnership with Harvard Business School.

Rogério da Costa Perez. Mr. Perez is our chief experience officer, having been with us since 2021. He is responsible for the customer support, customer experience, professional services and education departments. Mr. Perez holds a technology degree in Computer Sciences and Technology from the Instituto Municipal de Educação Superior – IMES and a bachelor’s degree in journalism from the Social Communications College of Universidade São Judas Tadeu. Mr. Perez is currently attending to Berkley’s Executive Leadership specialization program.

Katiuscia Alice Teixeira. Ms. Katiuscia Teixeira is our Chief People Officer, having over 18 years of experience in human resources in different sectors, including technology, industry and service. Ms. Teixeira has been leading our projects on people and culture, having contributed to strengthening our culture and values, a key element for our sustainable growth. Ms. Teixeira has a degree in Business Administration and a Master’s degree in Management and Business from Universidade do Vale do Rio dos Sinos and Institut d’Administration des Enterprises, Université de Poitiers.

Laura Hirata Garcia. Ms. Hirata is our General Counsel. Ms. Hirata worked for ten years as General Counsel at Camil Alimentos, Netshoes and Alper Consultoria e Corretora de Seguros, as well as for almost ten years in top tier law firms in Brazil and the United States,. such as Cescon Barrieu and Simpson Thacher & Bartlett LLP. Ms. Hirata has a law degree from University of São Paulo and specialization courses from New York University and Harvard Law School.

Shay Chor. Mr. Chor is our Investor Relations Officer. Mr. Chor joined us from Atento, where he spent four years as Corporate Treasurer and Investor Relations Director. Prior to that, he worked six years covering both Brazilian and U.S. investors as a Senior Vice President on the Latin America Equity Sales desk at Goldman Sachs. Mr. Chor began his career in 1999 at UBS Warburg, having held different roles in the areas of equity sales, equity research, investor relations and structured finance at institutions such as Deutsche Bank, Banco Santander and Brasil Telecom. Mr. Chor holds a Bachelor´s degree in Business Administration from IBMEC, Brazilian Institute for Capital Markets.

 Family Relationships

There are no family relationships between our directors and executive officers and shareholders.

B.            Compensation

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our directors, executive officers and management in general receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil and elsewhere where we operate. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under share options long term incentive programs.

For the years ended December 31, 2021, 2020 and 2019, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$28.0 million, R$10.0 million and R$6.3 million, respectively, which includes both benefits paid in kind and compensation.

Equity Incentive Plan

As a result of our initial public offering, we paid R$45,618 thousand in cash to certain of our officers and employees, based on the initial public offering price of US$13.00 per Class A common share. This amount included R$45,983 thousand of cash-based payments to certain of our officers and employees as a result of our initial public offering.

Also, in connection with our initial public offering, we granted to certain of our officers and employees 28,589 awards of restricted share units. Such restricted share units gives the holder the right to receive our Class A common shares subject to, among other conditions, a cliff vesting period of two years following our initial public offering and, in the case of some grants, the achievement of certain performance goals established by us.

Furthermore, we also intend in the future to implement a share incentive plan in which eligible participants will include certain members of our management and employees. Beneficiaries under the share option plan or the restricted share plan, as the case may be, will be granted rights to Class A common shares based on certain criteria that shall be determined by our board of directors.

C.            Board Practices

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

Election and Terms of Directors

See “Item 10. Additional Information.—B. Memorandum and Articles of Association—Appointment, Disqualification and Removal of Directors.”

Board Committees

Our board of directors has established an audit committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee

Our audit committee consists of Eduardo Aspesi and Ana Dolores Moura Carneiro de Novaes. Ana Dolores Moura Carneiro de Novaes is the chairperson of our audit committee and she satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Eduardo Aspesi and Ana Dolores Moura Carneiro de Novaes meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, the investigation of complaints related to noncompliance with accounting norms, controls and procedures, as per our Ethics Channel and Whistleblower Policy, and for the approval of certain related-person transactions, as per our Related Person Transaction Policy. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Person Transaction Policy.”

Corporate Policies

Our board of directors has adopted (i) an anti-corruption and anti-bribery policy, (ii) an ethics channel and whistleblower policy, (iii) a policy for disclosure of material information, (iv) a policy for trading with Company securities, and (v) a related person transaction policy. All such corporate policies are publicly available on our website. We intend to disclose future amendments to, or waivers of, our corporate policies on the same page of our corporate website.

Anti-Corruption and Anti-Bribery Policy

Our anti-corruption and anti-bribery policy, which is applicable to all of our directors, officers and employees, as well as third party service providers, customers and business partners, provides guidelines for implementing our “zero tolerance on corruption” initiative. The policy (i) prohibits all company representatives to offer or receive anything of value to improperly influence a decision affecting our business, even if reimbursement is not sought, (ii) requires any expenses involving governmental officials to be approved in advance by our Ethics Officer (to be appointed upon consummation of this offering), (iii) prohibits facilitation payments in any jurisdiction in which we have business, and (iv) sets forth reporting, approval and due diligence rules for the engagement of certain third parties (such as lobbyists, brokers and sales representatives).

Ethics Channel and Whistleblower Procedures

Our ethics channel and whistleblower policy, which is applicable to all of our directors, officers and employees, as well as third party service providers, customers and business partners, establishes procedures for the investigation of potential violations of legal, regulatory or accounting norms or of our Code of Ethics and Conduct and Corporate Policies. We have adopted hotlines for the submisson of complaints which ensure confidentiality and anonimity. Complaints will be channeled to our Ethics Officer (to be appointed upon consummation of this offering) or to the Audit Committee (with respect to complaints related to financial and accounting matters). Sanctions may vary from disciplinary action, as permitted under applicable law, and until termination of the relationship with us.

Policy for Disclosure of Material Information

Our policy for disclosure of material information sets out guidelines for the disclosure of material, non-public information about our business to any market participant. We will only use institutional channels (Forms 6-K or 20-F, press releases, public conference calls and webcasts and our website) to disclose and to announce material information to the market. All of our conference calls and webcasts will be announced at least 48 hours in advance and will be accessible by the general public. We will hold quarterly earnings release conference calls and will generally engage in silent periods from the second week of the last month of each quarter until the day following a quarterly earnings release. Only our CEO and the persons expressly designated by him will be authorized to communicate material, non public information to the market.

Policy for Trading with Company Securities

              Our policy for Trading with the Company’s securities establishes general and specific rules applicable to our directors, officers and employees (and immediate family members and cohabitants thereof) who intend to trade with our securities. Such rules are applicable during the term of relationship of any such person with us and for six months following its termination.

              No member of our personnel will be allowed (i) to trade with our securities while in possession of material, non-public information, (ii) to recommend or suggest any third-party to buy, sell or hold any of our securities (“tipping”) or (iii) to engage in short-selling with our securities.

Also, our directors, officers, senior managers and all employees reporting to our CFO will only be allowed to trade with our securities (i) during a quarterly trading window (opening on the second trading day after an earnings release and closing one week prior to the end of the current quarter) and (ii) with prior approval of our Head of Legal.

D.            Employees

As of December 31, 2021, we had 1,085 employees, of which 978 were based in Brazil, 70 were based in Argentina, 17 were based in Mexico and 20 were based in the United States.

As of December 31, 2021, 2020 and 2019, we had 1,805,470 and 226 full-time employees, respectively. We also engage third-party consultants as needed to support our operations. The table below breaks down our full-time personnel by category of activity as of December 31, 2021.

Activity	Number of Employees as of December 31, 2021	% of Total
Technology	493	45.44%
Sales / Customer Experience	350	32.26%
Product / Marketing	105	9.68%
Financial / Legal	90	8.29%
Human Resources	47	4.33%
Total	1,085	100.0%

We also engage third-party consultants as needed to support our operations.

Most of our employees in Brazil are affiliated with the São Paulo State processing data workers union (Sindicato dos Trabalhadores de Processamento de Dados do Estado de São Paulo) and the Santa Catarina State processing data workers union (Sindicato dos Trabalhadores de Processamento de Dados do Estado de Santa Catarina). We believe we have a constructive relationship with these unions and we have not experienced any strikes, work stoppages or disputes leading to any form of downtime from our employees.

E.            Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to awards of restricted share units granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation—Equity Incentive Plan.”

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of the date of this annual report:

  each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common shares;
  each person who is a member of our board of directors and each of our executive officers, individually; and
  all of the persons who are members of our board of directors and all of our executive officers, as a group.

Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A or Class B common shares shown as beneficially owned by the shareholder in the table.

Common shares subject to options, warrants or rights that were exercisable or exercisable within 60 days from the data of this annual report, are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) has certain conversion rights, (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued and (iv) are subject to certain transfer restrictions. Each Class B common share is convertible into one Class A common share.

	Common Shares Beneficially Owned				Total Voting Power(1)
	Class A		Class B
	Shares	%(2)	Shares	%(2)%
Major Shareholders
Cassio Bobsin(3)	—	—	9,578,220	40.40%	37.59%
Oria Zenvia Co-investment Holdings, LP(4)	—	—	3,178,880	13.41%	12.48%
Oria Zenvia Co-investment Holdings II, LP(4)	—	—	3,941,050	16.62%	15.47%
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia(4)	—	—	4,372,480	18.44%	17.16%
Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia(4)	—	—	2,637,670	11.13%	10.35%
Twilio Inc.(5)	3,846,153	21.8%	—	—	1.51%
GIC Private Limited(6)	2,081,160	11.8%	—	—	0.88%
Tencent(7)	1,795,100	10.2%	—	—	0.70%
Bogari Value Master II Fundo de Investimento de Ações(8)	954,905	5.4%	—	—	0.37%
Directors and Executive Officers(9)(10)	—	—	—	—	—
Total	8,677,318	49.2%	23,708,300	100.00%	96.15%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to ten votes per common share, whereas holders of our Class A common shares are entitled to one vote per common share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”
(2)	Percentage of the specific class of common shares.
(3)	Based on a statement on Schedule 13G filed by Mr. Bobsin on February 11, 2022, the date of the last available Schedule 13G filed by such person with the SEC. Mr. Bobsin, a member of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in Bobsin LLC, a limited liability company incorporated under the laws of Delaware. The business address for Mr. Bobsin is Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.
(4)	Based on a statement on Schedule 13G filed by Oria Gestão de Recursos Ltda. and others on February17, 2022, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of common shares held of record by Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, all investment funds ultimately managed by Oria Gestão de Recursos Ltda., a Brazilian independent asset management firm focused on private equity and venture capital with approximately R$1.1 billion of assets under management. The principal executive office of Oria Gestão de Recursos Ltda. is located at Avenida Paulista, 2,278, 3rd Floor, Room 13, São Paulo, SP, Brazil.
(5)	Based on a statement on Schedule 13D filed by Twilio Inc. on August 9, 2021, the date of the last available Schedule 13D filed by such person with the SEC. The address for Twilio Inc. is at 101 Spear Street, First Floor, San Francisco, California 94105.
(6)	Based on statement on Amendment No. 1 to Schedule 13G filed by GIC Private Limited on February 8, 2022, the date of the last available Schedule 13G filed by such person with the SEC. The address for GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(7)	Based on a statement on Schedule 13G filed by TCH Ivory Limited and Tencent Holdings Limited on March 31, 2022, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business addresses are at Vistra Corporate Services Centre Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands, and 29/F, Three Pacific Place, No 1, Queen’s Road East, Wanchai, Hong Kong, respectively. Consists of common shares held directly by TCH Ivory Limited.

(8)	Based on a statement on Schedule 13G filed by Bogari Gestão de Investimentos Ltda. and Bogari Value Master II Fundo de Investimento de Ações on February 22, 2022, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business address is at Rua Visconde de Pirajá, 433, sala 301, Ipanema, Rio de Janeiro, Rio de Janeiro, 22410-003, Brazil. Consists of common shares held directly by the fund Bogari Value Master II Fundo de Investimento de Ações which investment manager is Bogari Gestão de Investimentos Ltda.
(9)	Mr. Bobsin, a member of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in Bobsin LLC. See note (2) above.
(10)	Directors and Executive Officers had no shares of the Company on December 31, 2021. Please see Item 6 B Equity incentive Plans for more information.

For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital” and note 20 to our consolidated financial statements.

Registration Rights Agreement

We entered into a registration rights agreement, or the Registration Rights Agreement, with the following of our shareholders: Bobsin LLC, Oria Zenvia Co-Investment Holdings, LP, Oria Zenvia Co-Investment Holdings II, LP, Oria Tech Zenvia Co-Investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia.

Subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our shareholders that are party to the registration rights agreement may require that we register for public resale under the Securities Act all common shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25,000,000. If we become eligible to register the sale of our securities on Form F-3 under the Securities Act, such shareholders have the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), such shareholders are entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

B.            Related Party Transactions

In the ordinary course of business, we and our subsidiaries enter into and expect to continue to enter into intercompany commercial transactions with entities of our group for the acquisition and lease of equipment, provision of services, right of use and cost sharing arrangements.

On July 29, 2021, we sold to Twilio, 3,846,153 of our Class A common shares in a concurrent private placement, exempt from registration under the Securities Act, at a price per Class A common share of US$13.00, which was equal to the price per Class A common share in our initial public offering. In the context of this sale, Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia granted Twilio a right of first offer for their Class B common shares (which would be converted to Class A Common Shares resulting from the consummation of any such transaction) in the event of certain proposed transfers of shares by such shareholders that result in a change of our control. Twilio’s right of first offer is exercisable only to the extent that it holds an amount of shares corresponding to at least two thirds of the amount of Class A common shares it agreed to purchase under the private placement concurrent with our initial public offering at the time it receives a notice from any such shareholder about its intention to effect a transfer subject to the terms of the right of first offer agreement.

Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network – Zenvia contributing its customer experience communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route application-to-person messaging (A2P messages) and voice calls originating from Twilio’s customers and Twilio reciprocally agreed to process and route A2P messages and voice calls originating from our customers. As of December 2021, we had R$7,269 thousand as an asset balance with Twilio Inc. related to cost relief transaction from SMS operations.

Also, in addition to the compensation arrangements with directors and executive officers described under “Management—Compensation of Directors and Officers” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

See note 27 to our audited consolidated financial statements for a description of our related party transactions.

Related Person Transaction Policy

We enter into related party transactions in the ordinary course of business. Our related person transaction policy establishes that any related person transaction involving amounts greater than R$500 thousand requires the prior approval of our audit committee, or recommended to the board of directors by our audit committee if corporate authority under our Articles of Association is with our board of directors. Also, our management shall submit to our audit committee a quarterly report listing all related person transactions entered into by the company, detailing (i) the name of the related person and the basis on which the person is a related person, (ii) all material terms of the related party transaction, including the approximate value in reais of the amount involved in the transaction, and (iii) any other material information regarding the related party transaction or the related person in the context of the transaction.

Agreements relating to Our Common shares

Registration Rights Agreement

We entered into a Registration Rights Agreement with substantially all of our pre-IPO shareholders.

Agreements with Our Executives

Our independent directors and our executive officers (including Mr. Cassio Bobsin) have entered into service agreements with us, certain of which provide for notice of termination periods and restrictive covenants, including with respect to confidentiality, non-compete and exclusivity.

Relationships with our Directors and Executive Officers

Mr. Cassio Bobsin, a member of our board of directors and our chief executive officer, indirectly holds 23.18% of our common shares (and 37.59% of the voting power of our outstanding common shares) through Bobsin LLC. See “Item 7. Major Shareholders And Related Party Transactions⸻A. Major Shareholders.”

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                        FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

See Exhibits.

Legal and Administrative Proceedings

From time to time, we may be subject to legal and administrative proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties. Future litigation may be necessary to defend ourselves, our sales channel partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

We recognize provisions for legal proceedings in our consolidated financial statements when (i) it is probable that an outflow of resources will be required to settle the claim and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by our management, with the support of internal and external counsel, of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by our management.

As of December 31, 2021, we recorded provisions in connection with legal and administrative proceedings based on probable loss in an aggregate amount of R$36,076 thousand. However, legal and administrative proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases result in a judgment against us in any reporting period for amounts that exceed our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Tax Proceedings

As of December 31, 2021, we were party to 15 tax proceedings. In general, the main claims sought in these proceedings relate to (i) the disallowance of ISS tax as part of our basis for calculation of PIS/COFINS tax contributions, (ii) ISS tax assessment on our commercialization and sale of value added services regarding the integration between network service providers and our customers for SMS message traffic in the amount of R$34,666 thousand for which we have recorded a provision in the same amount, (iii) administrative claims in the amount of R$34,651 thousand related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from our acquisition of Kanon Serviços em Tecnologia da Informação Ltda. from Spring Mobile Solutions Inc., or Spring, for which we have not recorded a provision as the chance of loss under this proceeding was not considered probable, and (iv) administrative claim in the amount of R$20,619 thousand, related to a fine imposed by the tax authority of the city of Porto Alegre releated to differences in the classification of SMS messages traffic (the tax authority understands they should be classified as marketing and publicity agency instead of software licensing), for which we have not recorded provision as the chance of loss under this proceeding was not considered probable.

Administrative Proceedings

As of December 31, 2021, we were party as plaintiffs to four administrative proceedings for which we have not recorded a provision. Those proceedings were initiated in August 2020 before ANATEL against tier 1 network service providers. In general, we sought ANATEL for the establishment of standardized prices for SMS messages and challenging the adequacy of the use of broader inflation indexes for monetary adjustments in agreements with network service providers that are not telecommunication sector indexes. Following our request and challenge, we were able to negotiate new agreements with Claro and Vivo, and are currently in negotiation of new terms and conditions with TIM. For more information regarding our commercial relationship and agreements with network service providers, see “Item 10. Additional Information—Material Contracts.” See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—If we cannot pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Macroeconomic Environment.”

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to payments of any future dividends by us. The amount of any dividends we may distribute in the future will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, cash requirements, future prospects and any other factors deemed relevant by our board of directors.

For further information “Item 3. Key Information—D. Risk Factors—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, investors will have to rely on the price appreciation of our Class A common shares in order to achieve a return on an investor’s investment.” As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of their respective jurisdictions of incorporation (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information with respect to taxes, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                        THE OFFER AND LISTING

A.            Offer and Listing Details

Our common shares have been listed on the Nasdaq Capital Market since July 23, 2021 under the symbol “ZENV.” Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the Nasdaq Capital Market for our Class A common shares through March 28, 2022.

Price History of Our Class A Common Shares

The tables below set forth the high and low closing sales prices for our Class A common shares on the Nasdaq Capital Market for the periods indicated.

	Nasdaq
	US$ per Class A Common Share
	High	Low
Year
2021	19.00	6.79
2022 (through March 28, 2022)	6.67	3.83

Source: Bloomberg

	Nasdaq
	US$ per Class A Common Share
	High	Low
Quarter
Third Quarter 2021	19.00	10.10
Fourth Quarter 2021	14.76	6.79
First Quarter 2022 (through March 28, 2022)	6.67	3.83

Source: Bloomberg

	Nasdaq
	US$ per Class A Common Share
Month	High	Low
September 2021	18.48	13.75
October 2021	14.76	10.37
November 2021	11.57	7.91
December 2021	9.36	6.79
January 2022	6.67	5.17
February 2022	6.07	4.66
March 2022 (through March 28, 2022)	4.99	3.83

Source: Bloomberg

B.

Plan of Distribution

Not applicable.

C.

Markets

See “—Offer and Listing Details” above

D.

Selling Shareholders

Not applicable

E.

Dilution

Not applicable

F.

Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

For a description of our memorandum and articles of association, please see Exhibit 2.01 “Description of Securities Registered under Section 12 of the Exchange Act”, which is incorporated by reference herein.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

  we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
  the shareholders have been fairly represented at the meeting in question;
  the arrangement is such as a businessman would reasonably approve; and
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

  a company is acting or proposing to act illegally or beyond the scope of its authority;
  the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
  those who control the company are perpetrating a “fraud on the minority.”
104

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Borrowing Powers

Except as expressly provided in our Articles of Association, our directors may exercise all the powers of Zenvia Inc. to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Zenvia Inc. or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two‑thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Controlling Shareholders’ Fiduciary Duties

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Furthermore, as a matter of Cayman Islands law and in contrast to the position under Delaware corporate law, controlling shareholders of Cayman Islands companies do not owe fiduciary duties to those companies, other than the limited duty that applies to all shareholders to exercise their votes to amend a company’s articles of association in good faith in the interests of the company. The absence of this minority shareholder protection might impact the ability of minority shareholders to protect their interests.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provides that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give our board of directors the authority to petition the Cayman Islands Court to wind up Zenvia.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through an investor’s investment in us investors will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If an investor is a natural person, this will affect such investor directly. If an investor is a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to such investor for any reason in relation an investor’s investment in us, this will be relevant for those individuals and such investors should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by an investor’s interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires an investor’s consent), we will contact such investor.

Why We May Transfer the Personal Data of Investors

In certain circumstances we may be legally obliged to share personal data and other information with respect to an investor’s shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process an investor’s personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify investors of any personal data breach that is reasonably likely to result in a risk to an investor’s interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

C.            Material Contracts

On September 17, 2019, our subsidiary, MKMB Soluções Tecnológicas Ltda., or MKMB, entered into an agreement with Facebook, Inc., or Facebook, for Facebook to provide us with the WhatsApp Business Solution, which we, in turn, offer to our business customers. Pursuant to the terms of the agreement and depending on the number of messages sent to or from countries and regions, we pay certain fees, including taxes and levies, according to a price list established by Facebook. The agreement is valid for an indeterminate period of time, unless either party terminates the agreement upon 30 days’ prior written notice in accordance with its terms.

On August 10, 2021, we entered into an agreement with Claro S.A., or Claro, for Claro to provide us with SMS services. We pay a monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement is valid for a period of three years from its date of execution and subject to automatic renewal for the same period of time, unless either party provides 90 days’ prior written notice of the intention to not seek renewal.

On November 14, 2019, we entered into an agreement with Oi Móvel S.A., or Oi, for Oi to provide us with SMS services. The agreement is valid until December 31, 2020 and subject to automatic renewal for periods of twelve months, unless either party provides 30 days’ prior written notice of the intention to not seek renewal. We may terminate the SMS services agreement at any time with 60 days’ prior written notice, subject to the payment of penalties. On January 7, 2020, we entered into an agreement with Oi for Oi to provide us with technology management services related to SMS messages. The agreement is valid until December 31, 2020 and not subject to automatic renewal. We may terminate the technology management services agreement at any time, subject to the payment of penalties. We pay a fixed monthly subscription fee for the services based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. On January 7, 2020, we amended both agreements to reflect a revised SMS message bundling allowance plus a fixed charge per SMS message over the allowance as the basis for the fixed monthly subscription fee. Notwithstanding the foregoing, on November 13, 2020, we entered into an agreement with Oi to purchase in advance 900 million SMS messages, to be used by no later than May 13, 2021, at prices more favorable to us than the prices established in the pricing table previously in effect. This purchase suspended the monthly subscription fee referred to above until May 13, 2021. On April 7, 2021, we entered into a second agreement with Oi purchasing 1.8 billion SMS messages in advance (to be used by no later than May 3, 2022) at prices more favorable to us than the prices established in the pricing table previously in effect.

On July 21, 2020, we entered into an agreement with Tim S.A., or TIM, for TIM to provide us with SMS services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement was valid until June 14, 2021, and we are currently negotiating new terms and conditions.

On November 30, 2021, we entered into an agreement with Telefonica Brasil S.A., or Vivo, for Vivo to provide us with SMS and RCS services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance and we pay a per usage price on the RCS services. The agreement is valid until March 31, 2025, and subject to automatic renewal for the same period of time, unless either party provides 30 days’ prior written notice of the intention to not seek renewal.

For information concerning certain other contracts important to our business, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

D.            Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.            Taxation

Certain Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands. This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations. We obtained such an undertaking on November 10, 2020.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Certain United States Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common shares as of the date hereof. This discussion deals only with Class A common shares that are held as capital assets by a U.S. Holder (as defined below).

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, any of the following:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to an investor if such investor is subject to special treatment under the U.S. federal income tax laws, including if such investor is:

  a dealer or broker in securities or currencies;
  a financial institution;
  a regulated investment company;
  a real estate investment trust;
  an insurance company;
  a tax-exempt organization;
  a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
  a trader in securities that has elected the mark-to-market method of accounting for its securities;
  a person liable for alternative minimum tax;
  a person who owns or is deemed to own 10% or more of all of our outstanding shares of stock (by vote or value);
  a partnership or other pass-through entity for U.S. federal income tax purposes;
  a person required to accelerate the recognition of any item of gross income with respect to our Class A common shares as a result of such income being recognized on an applicable financial statement; or
  a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.
111

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partnership or partner of a partnership holding our Class A common shares, such investor should consult its tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to investors in light of such investors’ particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If an investor is considering the purchase of our Class A common shares, the investor should consult its own tax advisors concerning the particular U.S. federal income tax consequences to it of the purchase, ownership and disposition of our Class A common shares, as well as the consequences to it arising under other U.S. federal tax laws (such as estate and gift tax laws) and the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our Class A common shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the Class A common shares, and to the extent the amount of the distribution exceeds an investor’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Sales or Exchanges”). We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, investors should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

Any dividends that an investor receives (including any withheld taxes) will be includable in such investor's gross income as ordinary income on the day actually or constructively received by such investor. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A common shares, which have been listed on the Nasdaq, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

However, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year.

For purposes of calculating the foreign tax credit, dividends paid on our Class A common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Distributions of Class A common shares, or rights to subscribe for Class A common shares, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Sales or Exchanges

For U.S. federal income tax purposes, an investor will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and such investor’s tax basis in the Class A common shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if an investor has held the Class A common shares for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by an investor will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition. Because we have valued our goodwill based on the expected market value of our Class A common shares, a decrease in the price of our Class A common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which an investor holds our Class A common shares, such investor will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which an investor holds our Class A common shares and such investor does not make a timely mark-to-market election, as described below, such investor will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or such investor’s holding period for the Class A common shares. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over such investor’s holding period for the Class A common shares, the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
113

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which an investor holds our Class A common shares, such investor will generally be subject to the special tax rules described above for that year and for each subsequent year in which such investor holds the Class A common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, an investor can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such investor’s Class A common shares had been sold on the last day of the last taxable year during which we were a PFIC. Investors are urged to consult their own tax advisors about this election.

In lieu of being subject to the special tax rules discussed above, if we are a PFIC for any taxable year in which an investor holds our Class A common shares, such investor may make a mark-to-market election with respect to its Class A common shares provided such Class A common shares are treated as “marketable stock.” The Class A common shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). A class of stock is considered regularly traded, for these purposes, for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a qualified exchange or other market. The Class A common shares have been listed on the Nasdaq, which is treated as a qualified exchange for these purposes, but no assurance can be given that the Class A common shares will be “regularly traded” for purposes of the mark-to-market election.

If an investor makes an effective mark-to-market election, for each taxable year that we are a PFIC, such investor will include as ordinary income the excess of the fair market value of such investor’s Class A common shares at the end of the year over such investor’s adjusted tax basis in the Class A common shares. The investor will be entitled to deduct as an ordinary loss in each such year the excess of such investor’s adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, an investor may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding a mark-to-market election for the Class A common shares. An investor’s adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of an investor’s Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and, to the extent of the net amount of previously included income as a result of the mark-to-market election, any loss will be treated as ordinary loss.

If an investor makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A common shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. Investors are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, investors can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to investors with respect to our Class A common shares because we do not intend to comply with the requirements necessary to permit investors to make this election.

If we are a PFIC for any taxable year during which an investor holds our Class A common shares and any of our non-U.S. subsidiaries is also a PFIC, such investor will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Investors are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

Investors will generally be required to file Internal Revenue Service Form 8621 if they hold our Class A common shares in any year in which we are classified as a PFIC. Investors are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Class A common shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of Class A common shares that are paid to investors within the United States (and in certain cases, outside the United States), unless an investor is an exempt recipient. Backup withholding may apply to such payments if an investor fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against an investor’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders are required to report information relating to our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the Class A common shares. Investors are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Class A common shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. Investors can read our SEC filings over the Internet at the SEC’s website at www.sec.gov. Investors may also read and copy any document we file with the SEC at its public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Investors may obtain copies of these documents upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

I.              Subsidiary Information

  See note 2 to our audited consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain operations with financial instruments that are managed through operating strategies and internal controls to ensure liquidity and profitability. The control policy consists of permanent monitoring of the contracted conditions versus conditions prevailing in the market. We do not make speculative investments in derivatives or any other risky assets and, therefore, the results obtained from these operations are consistent with the defined policies and strategies.

Market risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate due to changes in market prices. Market prices encompass two types of risk: interest rate and exchange rate. Financial instruments affected by market risk include loans payable, deposits and financial instruments measured at fair value through profit or loss.

Liquidity Risk

Liquidity risk is the risk that we and our subsidiaries may not have sufficient funds to honor our commitments on account of the currency variations and the respective rights and obligations. We and our subsidiaries’ cash flow and liquidity positions are monitored on a daily basis by our management, so as to ensure that operating cash generation and fundraising, as necessary, are sufficient for our payment schedules, thus not generating liquidity risk for us and our subsidiaries.

See note 26.2 to our audited consolidated financial statements for further information.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to the risk of changes in the rates of the Interbank Deposit Certificate (“CDI”) in 2021 and to CDI and Long Term Interest Rates (“TJLP”) in 2020 for our financial investments and loans and, therefore, our financial result may change as a result of the fluctuation in the variation of these financial indexes. We manage interest rate risk by maintaining a balanced portfolio between financial investments and loans payable subject to fixed and variable rates.

We conducted a sensitivity analysis of the interest rate risks to which our financial investments and loans are exposed as of December 31, 2021. For this analysis, we adopted as a probable scenario for the future interest rates of 4.42% for the CDI rate. When estimating an increase or decrease in current interest rates for the period of one year by 25% and 50%, interest income and interest expenses, net, would be impacted as follows:

	Balance as of December 31, 2021	Risk	Scenario I (Probable)	Scenario II	Scenario III
	(in thousands of R$)		(in thousands of R$, except percentages)
Financial investments	346,759	Decrease of CDI	39,877	29,908	19,939
			11.50%	8.63%	5.75%
Financial liabilities - financing	208,138	Increase of CDI	(23,936)	(29,920)	(35,904)
			11.50%	14.38%	17.25%

See note 26.2(f) to our audited consolidated financial statements for further information.

Exchange Rate Risk

Exchange rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate due to changes in exchange rates. We are exposed to fluctuations in foreign currency exchange rates in relation to the U.S. dollar for software purchase transactions and amounts receivable from customers. In order to mitigate these risks, we constantly assess fluctuations in exchange rates. We believe that exposure to this risk is low considering that the amounts involved are not material.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable

B.

Warrants and Rights

Not applicable.

C.

Other Securities

Not applicable.

D.

American Depositary Shares

Not applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.             CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation of our disclosure controls and procedures as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective in view of the material weaknesses in internal control over financial reporting as described in “Item 3. Key Information—D. Risk Factors—Material weaknesses in our internal control over financial reporting have been identified. If we are unable to remedy such material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

We have adopted a remediation plan with respect to the material weaknesses in our internal contol over financial report identified above, which includes engaging external advisors to assist us in addressing the material weaknesses. These measures include also the design, implementation of new processes, policies and procedures, improvements of the internal controls to provide additional levels of review and approval, enhancements of internal documentation and implementation of new software solutions. We cannot guarantee that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

B.           Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.           Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D.            Changes in Internal Control Over Financial Reporting

Changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, are described above. See “—Disclosure Controls and Procedures”.

ITEM 16.            RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Eduardo Aspesi and Ana Dolores Moura Carneiro de Novaes. Ana Dolores Moura Carneiro de Novaes is the chairperson of our audit committee and she satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Eduardo Aspesi and Ana Dolores Moura Carneiro de Novaes meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, the investigation of complaints related to noncompliance with accounting norms, controls and procedures, as per our Ethics Channel and Whistleblower Policy, and for the approval of certain related-person transactions, as per our Related Person Transaction Policy. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Person Transaction Policy.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics and conduct, which is applicable to all of our directors, officers and employees, as well as third party service providers, customers and business partners. Our code of ethics and conduct is publicly available on our website. We intend to disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this annual report, and investors should not consider information contained on our website to be part of this annual report or in deciding whether to invest in our Class A common shares.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes Ltda, our principal accountants, for the years indicated. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,

	2021	2020	2019
	(in R$ millions)
Audit fees(1)	0.9	0.9	0.3
Audit-related fees(2)	—	1.8	—
Tax fees	—	—	—
All other fees(3)	0.4	—	—
Total fees	1.3	2.7	0.3

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of statutory financial statements of subsidiaries; and audit of financial statements of subsidiaries.
(2)	Audit related-fees include fees for the preparation and issuance of comfort letters in connection with our equity offering.
(3)	All other fees include due diligence services (buy side) in connection with acquisitions.

Pursuant to the audit committee charter, our audit committee must pre-approve all audit and non-audit services (other than prohibited non-audit services) to be provided to by our external auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of Nasdaq and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of  our board of directors that meets specified requirements. The composition of our audit committee complies with the requirements of Nasdaq rules and Rule 10A-3 under the Exchange Act.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Zenvia Inc. to vote compensation to themselves or any member of their body in the absence of an independent quorum.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

  Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
  Nasdaq Rule 5605(e)(1), which requires that a company have a nomination committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.
  Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

Not applicable.

ITEM 18.             FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.             EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein.

 EXHIBIT INDEX

Exhibit No.	Description
1.01

Memorandum and Articles of Association of Zenvia Inc. (incorporated herein by reference to Exhibit 3.01 to the Registration Statement on Form F-1 filed with the SEC on May 5, 2021, File No. 333-255269)

2.01*	Description of Securities registered under Section 12 of the Exchange Act.
4.01	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on May 5, 2021, File No. 333-255269)
4.02#

Facebook Terms for WhatsApp Business Solution Providers between MKMB Soluções Tecnológicas Ltda and Facebook, Inc., dated as of September 17, 2019 (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)

4.03#

English translation of Agreement for Provision of Services for Sending SMS Messages between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A., dated as of November 14, 2019 (incorporated herein by reference to Exhibit 10.03 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)

4.04#

English translation of Amendment No. 01/2020 to the Service Agreement of SMS Messaging Services and Technical Management between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A., dated as of January 7, 2020 (incorporated herein by reference to Exhibit 10.04 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)

4.05#

English translation of Standard Form Agreement Technical Service Management between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A., dated as of January 7, 2020 (incorporated herein by reference to Exhibit 10.05 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)

4.06#

English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of July 21, 2020 (incorporated herein by reference to Exhibit 10.07 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)

4.07#

English translation of Amendment No. 04/2021 to the Services Agreement for Delivery of SMS “Technical Management Of Services” between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S/A, dated as of April 7, 2021 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on June 1, 2021, File No. 333-255269)

4.08#

English translation of Amendment No. 04/2021 to the Services Agreement for Delivery of SMS between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S/A, dated as of April 7, 2021 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on June 1, 2021, File No. 333-255269)

4.09#*

English translation of Amendment No. 03/2020 to the Service Agreement of SMS Messaging Services and Technical Management between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A. (dated as of January 7, 2020, dated as of November 13, 2020)

4.10 #†*

English translation of Amendment No. 03/2020 to the Agreement for Provision of Services for Sending SMS Messages between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A. (dated as of November 14, 2019), dated as of November 13, 2020)

4.11 #†*	English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and Claro S.A., dated as of August 10, 2021
4.12 #†*	English translation of Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of November 30, 2021
8.01*	List of Subsidiaries
11.01	Code of Ethics and Conduct of Zenvia Inc. (incorporated herein by reference to Exhibit 14.01 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
121

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_______________

*Filed herewith.
# Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

† Certain personal information in this exhibit has been excluded.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

ZENVIA INC.

By:	/s/ Cassio Bobsin
	Name:	Cassio Bobsin
	Title:	Chief Executive Officer and Interim Chief Sales Officer

By:	/s/ Mariana Cambiaghi
	Name:	Mariana Cambiaghi
	Title:	Chief Financial Officer

Date: March 31, 2022

123

Index to Financial Statements

Audited Consolidated Financial Statements of Zenvia Inc. as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Independent Auditors’ Report on the Financial Statements	F-4
Auditor Name: KPMG Auditores Independentes
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 1124
Consolidated Statement of Financial Position	F-5
Consolidated Statement of Profit or Loss and Other Comprehensive Income	F-6
Consolidated Statement of Changes in Equity	F-7
Consolidated Statement of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9

F-1

Zenvia Inc.

Consolidated financial statements as of December 31, 2021 and 2020

F-2

KPMG Auditores Independentes Ltda.

Av. Carlos Gomes, 258 – 6th floor

90480-000 - Porto Alegre/RS – Brazil

Zip code: 90480-000 - Porto Alegre/RS – Brasil

Telephone +55 (51) 3327-0200

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Zenvia Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Zenvia Inc. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in  equity, and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated fi nancial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2013.

Porto Alegre, Brazil
March 31, 2022

Zenvia Inc.

Consolidated statements of financial position at December 31, 2021 and 2020

(In thousands of reais)

	Note	2021	2020		Note	2021	2020
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	6	582,231	59,979	Loans and borrowings	12	64,415	56,197
Trade and other receivables	7	142,407	86,009	Trade and other payables	16	144,424	100,036
Derivative financial instruments	3	74	-	Liabilities from aquisitions	19	176,069	53,520
Tax assets	8	15,936	4,897	Tax liabilities	17	15,736	8,898
Prepayments	9	20,918	2,516	Employee benefits	18	21,926	6,678
Other assets		4,493	1,285	Lease liabilities	13	2,220	1,109
		766,059	154,686	Deferred revenue		4,582	-
				Taxes to be paid in installments		511	-
						429,883	226,438
				Non-current liabilities
				Liabilities from aquisitions	19	60,220	40,228
				Trade and other payables	16	936	201
				Loans and borrowings	12	143,723	42,778
				Employee benefits	18	-	1,151
				Lease liabilities	13	2,038	1,649
				Provisions for labor, tax and civil risks	15	1,369	2,267
Non-current assets				Taxes to be paid in installments		722	-
Tax assets	8	112	40	Deferred tax liabilities	24.2	1,756	23,184
Prepayments	9	2,271	1,931			210,764	111,458
Other Assets		37	-	Equity
Interest earning bank deposits	6	7,005	2,227	Capital	20	957,523	130,292
Deferred tax assets	24.2	2,276	390	Reserves	20	226,599	5,454
Property, plant and equipment	10	15,732	12,495	Translation reserve		34,638	1,033
Intangible assets and goodwill	11	1,050,357	281,475	Accumulated Losses	20	(15,558)	(21,431)
		1,077,790	298,558	Total equity		1,203,202	115,348
Total assets		1,843,849	453,244	Total equity and liabilities		1,843,849	453,244
See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statements of profit or loss and other comprehensive income

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais)

	Note	2021	2020	2019
Revenue	21	612,324	429,701	354,035
Cost of services	22	(431,419)	(325,870)	(260,786)
Gross profit		180,905	103,831	93,249
Sales and marketing expenses	22	(80,367)	(33,589)	(26,018)
General and administrative expenses	22	(154,999)	(71,667)	(40,868)
Research and development expenses	22	(46,308)	(15,637)	(9,832)
Allowance for credit losses	22	(6,303)	(4,205)	(3,733)
Gain on bargain purchase		-	-	2,479
Other income and expenses, net		60,572	(840)	4,473
Operating profit (loss)		(46,500)	(22,107)	19,750
Finance costs	23	(51,767)	(26,580)	(6,811)
Finance income	23	32,798	19,217	4,239
Net finance costs		(18,969)	(7,363)	(2,572)
Profit (loss) before taxes		(65,469)	(29,470)	17,178
Deferred income tax and social contribution	24	23,313	8,480	(3,186)
Current income tax and social contribution	24	(2,490)	(441)	(148)
Profit (loss) of the year		(44,646)	(21,431)	13,844
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		35,530	1,033	-
Total comprehensive income (loss) for the year		(9,116)	(20,398)	13,844
Net (loss) per share
Basic	25	(1.369)	(0.931)	0.626
Diluted	25	(1.369)	(0.931)	0.626
See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statement of changes in equity

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais)

			Profit reserves
	Note	Capital	Capital reserve	Legal reserve	Investment's reserve	Retained earnings (loss)	Translation reserve	Total equity
Balance at January 1, 2019		93,883	-	3,162	51,449	-	-	148,494
Profit for the year		-	-	-	-	13,844	-	13,844
Deductions
Legal reserve		-	-	692	-	(692)	-	-
Dividends		-	-	-	(51,449)	-	-	(51,449)
Minimum mandatory dividends		-	-	-	-	(3,288)	-	(3,288)
Additional dividends paid		-	-	-	-	(8,264)	-	(8,264)
Investment’s reserve		-	-	-	1,600	(1,600)	-	-
Balance at December 31, 2019		93,883	-	3,854	1,600	-	-	99,337
Loss of the year		-	-	-	-	(21,431)	-	(21,431)
Deductions
Capital increase		36,409	-	-	-	-	-	36,409
Cumulative translation adjustments from operations in foreign currency		-	-	-	-	-	1,033	1,033
Balance at December 31, 2020		130,292	-	3,854	1,600	(21,431)	1,033	115,348
Loss of the year		-	-	-	-	(44,646)	-	(44,646)
Corporate reorganization	1.a	(130,286)	87,146	(3,854)	(1,600)	50,519	(1,925)	-
Cumulative translation adjustments from operations in foreign currency		-	-	-	-	-	35,530	35,530
Share-based compensation		-	1,069	-	-	-	-	1,069
Issuance of common stock in connection with an initial public offering		1,031,355	-	-	-	-	-	1,031,355
Costs related to the initial public offering		(79,526)	-	-	-	-	-	(79,526)
Issue of shares related to business combinations	20	5,688	138,384	-	-	-	-	144,072
Balance at December 31, 2021		957,523	226,599	-	-	(15,558)	34,638	1,203,202

See the accompanying notes to the consolidated financial statements

Zenvia Inc.

Consolidated statements of cash flow

Years ended December 31, 2021, 2020 and 2019

(In thousands of reais)

	2021	2020	2019
Cash flow from operating activities
Profit (loss) of the year	(44,646)	(21,431)	13,844
Adjustments for:
Depreciation and amortization	41,131	27,287	18,796
Gain on bargain purchase	-	-	(2,479)
Additions to allowance for credit losses	6,303	4,205	3,733
Provisions for labor, tax and civil risks	2,896	7,622	6,677
Provision for bonus and profit sharing	8,335	650	4,641
IPO Bonus (Cash)	222	-	-
Share-based compensation	1,069	-	-
Provision for compensation	(40,716)	16,715	5,230
Interest from loans and borrowings	17,091	4,826	3,889
Interest on leases	356	725	798
Exchange gains on loans and borrowings	2,031	(65)	-
Loss on write-off of intangible assets	-	50	170
Loss on write-off of property, plant and equipment	533	3,937	55
Tax (income) expenses	(20,823)	(8,039)	3,334
Effect on hyperinflation	1,552	180	-
Changes in assets and liabilities
Trade and other receivables	(45,645)	(26,308)	(14,536)
Prepayments	(18,330)	(3,289)	(1,087)
Other assets	(12,896)	(2,537)	274
Suppliers	35,964	52,109	(987)
Employee benefits	2,210	(1,759)	(93)
Trade and other payables and other liabilities	(14,512)	(1,767)	(8,505)
Cash generated from (used in) operating activities	(77,875)	53,111	33,754
Interest paid on loans and leases	(17,933)	(5,232)	(4,691)
Income taxes paid	(1,452)	(1,736)	(2,612)
Net cash (used in) from operating activities	(97,260)	46,143	26,451
Cash flow from investing activities
Acquisition of subsidiary, net of cash acquired	(326,860)	(45,344)	(1,862)
Acquisition of property, plant and equipment	(5,946)	(4,747)	(5,108)
Investment in interest earning bank deposits	(7,005)	-	-
Redemption of interest earning bank deposits	2,227	1,065	1,422
Acquisition of Intangible assets	(13,467)	(12,565)	(4,379)
Net cash (used in) investing activities	(351,051)	(61,591)	(9,927)
Cash flow from financing activities
Capital increase - IPO	1,031,355	-	-
Issuance cost – public offering	(79,526)	-	-
Proceeds from loans and borrowings	88,000	62,000	25,000
Repayment of borrowings	(41,652)	(33,212)	(9,879)
Payment of lease liabilities	(569)	(3,145)	(2,260)
Payments for investments acquired in installments	(62,575)	-	-
Dividends paid	-	-	(67,719)
Capital increase	-	36,409	-
Net cash from (used in) financing activities	935,033	62,052	(54,858)
Exchange rate change on cash and cash equivalents	35,530	1,033	-
Net (decrease) increase in cash and cash equivalents	522,252	47,637	(38,334)
Cash and cash equivalents at January 1	59,979	12,342	50,676
Cash and cash equivalents at December 31	582,231	59,979	12,342
See the accompanying notes to the consolidated financial statements.
F-8

Notes to the Consolidated Financial Statements as of December 31, 2021 and 2020

(In thousands of Reais)

    1       Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and it subsidiaries (together referred to as “the Group”). Before the corporate reorganization, described in 1.a. Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”), an operating company, was the ultimate holding of the Group and it consolidated the results of all subsidiaries until that date. The Group is primarily involved in the development of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications.

  Corporate Reorganization

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A. (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering of the Group. At the time of the reorganization, the Company´s current shareholders have contributed all of their shares in Zenvia Brazil to Zenvia Inc. at a ratio of one-to-five. In return for this contribution, the Company issued in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at the above ratio of one-to-five. This corporate reorganization kept the same percentage of ownership of the former shareholders of Zenvia Brazil in Zenvia Inc.

The Company accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of Zenvia Brazil are included in the Zenvia’s consolidated financial statements with no fair value uplift. Thus, these consolidated financial statements reflect:

(i) The historical operating results and financial position of Zenvia Brazil prior the restructuring; (ii) The consolidated results of the Company following the restructuring;
(iii) The assets and liabilities of Zenvia Brazil and its then subsidiaries at their historical cost;
(iv) The number of ordinary shares issued by Zenvia, as a result of the restructuring is reflected retroactively to January 1, 2019, for purposes of calculating earnings per share;
(v) Zenvia Brazil shares were contributed in Zenvia at its book value as at May 7, 2021;
(vi) As the remaining equity reserves of Zenvia Brazil are no longer applicable to Zenvia Inc., they were added to the initial capital reserve balance.

  Business combination – Sensedata Tecnologia Ltda (Sensedata)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda, referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the acquisition agreement the total consideration transferred and expect to be transferred are as follows: (i) R$ 30,112 in cash up front and; (ii)  an earn-out cash structure based on the achievement of gross profit milestones until November 2023, which are currently estimated at R$ 35,018; (iii) an estimate of the range of outcomes considering the achievement varying from -50% to + 50% is R$ 35,018 and R$ 100,349 respectively; (iv) SenseData former controlling shareholders will also receive 91,728 Zenvia’s Class A common shares, subject to lock-up provisions, equivalent to an amount corresponding to R$6,793.

The Goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021

Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio (a)	720
Intangible assets –– Digital platform (b)	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

(a) The fair value of R$ 720 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.

(b) The fair value of R$ 48,271 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

The goodwill of R$ 20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

Since the acquisition, Sensedata has generated revenues of R$ 2,083 and losses of R$ 252 included in the consolidated financial statements.

See the disclosure about the effect of revenue and loss for the year combined of all business combinations that occurred during the year in note 1. “c”.

  Business combination – Direct One (D1)

On July 31, 2021, Zenvia Brazil completed the purchase agreement for the direct and indirect acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

Under the terms of this acquisition agreement and as part of the consideration, (i) Zenvia Brazil contributed R$21 million in cash into D1 on May 31, 2021 and (ii) on the closing date, July 31, 2021, (1) Zenvia Brazil contributed further R$19 million in cash into D1; (2) Zenvia Brazil paid to D1 shareholders an amount corresponding to R$319 million, which was based on a valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 minus D1 net debt as of the same date and adjusted by working capital; and (3) Zenvia Brazil issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to an amount corresponding to R$133 million, which was calculated based on the valuation of 13 (thirteen) times D1’s and Smarkio’s combined gross profit for the last twelve months (LTM) ended March 31, 2021 (historical results) minus D1 net debt as of the same date and adjusted by working capital, divided by 13 (thirteen) times Zenvia Brazil’s consolidated gross profit for the last twelve months (LTM) (after giving effect to the D1 Acquisition and the Sirena Acquisition) ended March 31, 2021 minus Zenvia Brazil’s consolidated net debt (after giving effect to the D1 Acquisition and the Sirena Acquisition) as of the same date.

Additionally, as further consideration for the D1 Acquisition, Zenvia Brazil also agreed to pay amounts to certain D1 shareholders which are currently estimated to be (i) R$57 million in the second quarter of 2022; and (ii) R$168 million in the second quarter of 2023, based on a certain multiple times D1’s gross profit for the last twelve months (LTM) ending on March 31, 2022 and March 31, 2023, respectively, such multiple to be calculated on the achievement of certain gross profit milestones for the relevant periods. As of December 31, the amounts to be paid on the first quarter of 2022 (R$ 124 million) and first quarter of 2023 (R$ 40 million) were the fair value on the earn-out future payments.

As a guarantee of payment of such amounts, Zenvia Brazil agreed to pledge a certain number of shares corresponding to 50% + 1 share of D1’s total equity stake as collateral in favor of the aforementioned D1 shareholders. This guarantee came into effective as of the date of consummation of the D1 Acquisition and will be released upon payment of the last installment due to such D1 shareholders.

On February 15, 2022, the Company announced that will accelerate D1 integration, streamlining platform and team integrations. The new agreement provides that Zenvia Brasil will pay certain former shareholders of D1 a total amount of R$164 million in three fixed installments, with the last installment due on March 31, 2023. Fixed Installments replace previously agreed earn-out installments payable in the Original Agreement.

The Company also become indirect holder of 100% of the share capital of Smarkio Tecnologia Ltda., or “Smarkio”, a wholly owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020.

Goodwill arising from the acquisition has been recognized as follows:

D1
July 31, 2021

Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables (d)	16,516
Intangible assets and goodwill (c)	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio (a)	1,482
Intangible assets –– Digital platform (b)	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980

(a) The fair value of R$ 1,482 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.

(b) The fair value of R$ 58,489 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

(c) This amount refers to the intangible and goodwill from Smarkio which was acquired by D1 in November 2020 and merged into that entity in November 2021. The intangible assets related to Smarkio´s acquisition refer to goodwill (R$ 21,726), platform (R$ 22,037), customer portfolio (R$ 3,491), non-compete (R$ 2,628) where management evaluated the expectation of a possible loss with the recoverability of the amount of the fine imposed in the case of competition and others.

(d) Gross contractual amount of trade and other receivables amounted to R$ 16,998 of which R$ 482 are not expected to be collected.

The goodwill of R$ 607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions are necessary to integrate the businesses from a tax perspective.

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

Since the acquisition, D1 has generated revenues of R$ 39,396 and losses of R$ 7,908 included in the consolidated financial statements.

If the acquisition of Sensedata and D1 had occurred on January 1st, 2021, management estimates that consolidated revenue would have been R$ 669,569, and consolidated loss for the year would have been R$ 60,817. In determining these amounts, management has assumed that the fair value adjustments, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021.

  Business combination – Rodati Motors Corporation (Sirena)

On July 24, 2020, the Zenvia Brasil entered into a share purchase and sale agreement to purchase 100% of the shares of Rodati Motors Corporation (also referred to as “Sirena”), a startup founded in 2014 that offers communication solutions for sales teams via WhatsApp. The consideration transferred consisted of an upfront cash payment of US$ 10,923 thousand (R$ 56,961) on July 24, 2020, the acquisition (closing) date.

Following the acquisition, the former sharesholders will be subject to additional deferred payments of US$ 13,584 thousand (R$ 70,835), due in 3 installments payable in 6, 12 and 24 months after the acquisition date. On January 24, 2021, the Company settled the equivalent to US$ 392 thousand (R$ 2,135) from the deferred consideration. The deferred payments bear interests of 10% p.a. plus 0.75% for each month since the closing date, fully payable on the second installment.  In case of a liquidity event (defined in the contract as a strategic sale of the Company or an Initial Public Offering) within the period until the full settlement of the deferred consideration payable, part of the payment will be made in a variable number of the Company’s own shares, depending on the valuation of such shares associated with the liquidity events, limited to the cash amounts defined in the contract. The total consideration transferred and to be transferred is equivalent to US$ 24,507 thousand (R$ 127,796). As of December 31, 2021, the additional deferred payments to be paid in 2022 amounted to US$ 4,678 thousand (R$ 26,106), an estimate of the range of outcomes considering the achievement of certain metrics amounts to a minimum contractual payment of US$ 4,678 thousand (R$ 26,106) to a maximum payment of US$ 9,410 thousand (R$ 52,515).

On August 31,2021 Zenvia Brasil delivered 89,131 of our Class A common shares to certain Sirena shareholders, equivalent to an amount corresponding to US$ 859 thousand (R$ 4,467). Also, in addition to transferred Class A common shares, certain of the former shareholders that remained working at the Company were subject to additional compensation of up to US$ 1,298 thousand (R$ 6,703) paid in August 2021 and US$ 2,125 thousand (R$ 11,858) to be paid in 2022, calculated based on certain goals of contribution margins (as defined in the agreement) generated by Sirena solutions and subject to their continued employment with the Company. As of December 31, 2021, a provision was recorded in the amount of R$ 19,062 related to the estimated compensation payable to these individuals.

The goodwill is attributable mainly to future results and synergies expected to be achieved from business integration. The Company is analyzing tax strategies to enable the future tax deductibility of goodwill. At the time of the acquisition, future tax deductibility is not probable as certain actions are necessary to integrate the businesses from a tax perspective, which are subject to substantive uncertainties associated to applicable tax laws.

Goodwill arising from the acquisition has been recognized as follows, based purchase price allocation:

Rodati Motors Corporation
July 24, 2020

Consideration transferred	127,796
Other net assets, including PPE and cash	1,519
Intangible assets –– Customer portfolio (a)	1,975
Intangible assets –– Digital platform (b)	54,521
Deferred tax liabilities, net	(14,835)
Total net assets acquired at fair value	43,180
Goodwill	84,616

(a)  The fair value of R$ 1,975 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.

(b) The fair value of R$ 54,521 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

  Business combination – Acquisition of Total Voice Comunicação S.A. (“Total Voice”)

On March 1, 2019, Zenvia Brazil acquired all the shares of Total Voice, a company that operates in the telephony API (Application Programming Interface) business. The Total Voice Communication API allows developers to add voice and text communication directly into their application. The value of the acquisition of Total Voice was R$2,002, paid in cash to former shareholders who left Total Voice on the acquisition date and R$13, paid to former shareholders who remained as employees of the Company, totaling R$2,015.

After the acquisition, the former shareholders who remained in the company were subject to an additional remuneration of R$13,667 paid in 2021 and up to R$1,301 to be paid in 2022, based on certain conditions, including the continuation of the employment relationship with the Company. As of December 31, 2021, a provision in the amount of R$1,301 (R$ 13,112 and R$5,230 as of December 31, 2020 and 2019 respectively) was recorded for the estimated remuneration of these individuals.

The bargain purchase gain arising from the acquisition was recognized as follows:

Total Voice
December 31, 2019
Consideration transferred	2,215
Other net assets, including PPE and cash	57
Intangible assets –– Customer portfolio (a)	518
Intangible assets –– Digital platform (b)	3,919
Gain for bargain purchase	2,479
Taxes on bargain purchase	(843)
Net amount for bargain purchase	1,636

The gain on bargain purchase, recorded in a separate caption in the statement of profit or loss, resulted from the fact that most of the compensation of the former shareholders that remained as employees is to be paid in form of future compensation, linked to continuous employment.

Current tax legislation allows deductibility of the fair value of net assets acquired when a non-substantive action is taken after the acquisition by the Company and, therefore, the tax and accounting basis of the net assets acquired are equal to the acquisition date. In this regard, for the acquired businesses where the Company considers merging the acquiree, with the right to deductibility of the amortization or depreciation of the net assets acquired, no deferred income tax was recorded in these financial statements on the acquisition date.

(a) The fair value of R$518 includes the effect of allocation of the customer portfolio owned by the company before the acquisition, calculated based on the discounted cash flow.

(b)   The fair value of R$3,919 includes the effect of allocating the capacity to generate future revenue according to the potential of the existing platform, calculated based on the discounted cash flow.

The assessment techniques are summarized below:

Acquired assets	evaluation technique
Intangible asset – Allocation of the costumer portfolio and digital platform

Income Approach: The GEMP Method (Multi-Period Excess Earnings) assumes that the fair value of an intangible asset is equal to the present value of the cash flow attributable to that asset, less the contribution of other assets, tangible or intangible.

  COVID-19

As a result of the global outbreak of COVID-19, unprecedented economic uncertainties have arisen that continue to have an adverse impact on global economic and market conditions, including in Brazil. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the Brazilian Federal Government declared a national emergency regarding COVID-19. In addition, state and municipal authorities in Brazil have suspended a number of economic activities as part of measures to mitigate the spread of the virus.

The global impact of the COVID-19 outbreak has evolved rapidly and presents material uncertainty and risk regarding the Company’s future performance and financial results. In response to the COVID-19 outbreak, the Company has implemented a number of measures aimed at safeguarding the health of employees and the stability of operations, including: (1) the implementation of a telecommuting regime; (2) restrictions on all business travel and the postponement or cancellation of other planned events or their shift to virtual-only experiences; and (3) the provision of a utility grant to assist employees with the increased cost of electricity, internet and other expenses resulting from remote work arrangements.

The COVID-19 pandemic is also having an impact on the behavior of the Company’s customers (and potential customers) as it is accelerating its digitization plans, which creates opportunities, especially for IP-based messaging product offerings (like WhatsApp).

 2          Company`s subsidiaries

		Zenvia Inc. 2021		Zenvia Mobile. 2020
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	-	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	100	-
Total Voice Comunicação S.A.	Brazil	-	100	100	-
Rodati Motors Corporation	USA	-	100	100	-
Zenvia México	Mexico	-	100	100	-
Zenvia Voice Ltda (i)	Brazil	-	100	-	-
One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática AS	Brazil	-	100	-	-
Sensedata Tecnologia Ltda.	Brazil	-	100	-	-
Rodati Services S.A.	Argentina	-	100	-	100
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

(i)	On May 15, 2021, Zenvia Voice was incorporated with the purpose of providing voice services.

3            Preparation basis

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board (IASB).

In May 2021, the Group completed its Corporate Reorganization process, whereby a new holding company, located in the Cayman Islands, became the direct and indirect controlling entities of the Group and the shareholders and its voting and non-voting interest are the same before and after the restructuring.

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A (Zenvia Brazil) an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date. The Group accounted for the restructuring as a business combination of entities under common control , and the pre-combination carrying amounts of Zenvia Brazil are included in the Company consolidated financial statements with no fair value uplift.

The issuance of these financial statements was approved by the Executive Board of Directors on March 31, 2022.

  Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and contingent consideration for business combinations, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

  Functional and presentation currency

These consolidated financial statements are presented in Brazilian Real, which is the Company’s functional currency. All amounts have been rounded to the nearest thousands, except if otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentinean Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

  Foreign currency translation

For the consolidated Group companies in which functional currency is different from the Brazilian Real, the financial statements are translated to Real as of closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

  Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity, and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

  Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments:

Information about judgments referring to the adoption of accounting policies which impact significantly the amounts recognized in the financial statements are included in the following notes:

Note 1 – Identification of assets acquired and liabilities assumed.

Note 11 - Intangible assets: determination of useful lives of intangible assets.

Uncertainties on assumptions and estimates:

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next fiscal year are included in the following notes:

Note 7 – Allowance for expected losses: main assumptions in the determination of loss rate.

Note 11 - Impairment test of intangible assets and goodwill: assumptions regarding projections of generation of future cashflows.

Note 15 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 1 – business combination: assumptions on the determination of fair value of consideration transferred, assets acquired, and liabilities assumed. The identification of the intangible assets acquired in the business combinations is subject to significant judgements by management as to whether assets are separable from other assets. The measurement of those assets and liabilities assumed also involve judgements and estimates developed by management, based on facts and circumstances known at the time of the business combination that may be not confirmed in the future. Such judgements and estimates are reviewed on an ongoing basis and adjusted prospectively as necessary.

f.            Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

The Company established a control structure related to measurement of fair value. It includes the review process of all significant fair value measurements, reporting directly to the Chief Financial Officer.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified. Significant assessment matters are reported to the Board of Directors.

When measuring fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

  Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
  Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
  Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

    4       Significant accounting policies

g.   Basis of Consolidation

(i)            Business Combination

The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. When determining whether a particular set of activities and assets is a business, the Company assesses whether the acquired set of assets and activities includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs. The Company has the option of applying a "concentration test" that allows for a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred on acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are recognized as expenses when incurred unless they relate to the issuance of debt or equity securities.

The consideration transferred does not include amounts referring to the settlement of pre-existing relationships. These amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value on the acquisition date. If a contingent consideration payable meets the definition of a financial instrument, it is classified as equity, is not revalued and the settlement is accounted for in equity. Otherwise, another contingent consideration is remeasured to fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)         Subsidiaries

Subsidiaries are entities controlled by the Company. The Company ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control begins until the date on which control ceases.

(iii)       Principles of consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

   h.   Foreign currency

(i)            Transactions in foreign currency

Transactions in foreign currency, that are, all those not carried out in the functional currency, are translated at the exchange rate on the dates of each transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate on the closing date. Gains and losses from changes in exchange rates on monetary assets and liabilities are recognized in the income statement.

  i.   Segment reporting

The segment reporting is based on information used by the Company's Chief Operating Decision Maker (CODM) represented by the Chief Executive Officer.

CODM considers the entire Group as a single operating and reportable segment, monitoring operations, making decisions on resource allocation, and evaluating performance based on a single operating segment. CODM analyzes the relevant financial data on a combined basis for all subsidiaries.

j.   Revenue

The Company primarily generates revenue from the cloud-based platform that allows organizations to integrate various communication features (including short message service - SMS, WhatsApp, Voice, WebChat, and Facebook Messenger) into their software applications. Revenues are generated by the number of interactions the Company's customers have with their own customers, based on prices defined in the contracts.

Performance obligations and revenue recognition policies

The following table provides information about the nature and timing of satisfaction of performance obligations in customer contracts, including significant payment terms, and related revenue recognition policies.

Type of Services	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition policy
Communication Platform

The Company's revenue derives mainly from fees based on the use of services available on its communication platform. Use of these services is measured by individual volume and revenues based on these volumes are recognized over the period of use. The Company provides services to customers with prepaid contracts and term contracts for a fixed or indefinite period. Small customers and customers who pay by credit card are billed in advance, while large customers are billed monthly on the postpaid model. Collections are made within thirty days of billing. Customers who pay in the prepaid model, withdraw their balances as they use the Company’s products.

Revenue is recognized when control of services is transferred to customers ins an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is recognized net of any taxes levied on customers, which are subsequently remitted to government authorities. Invoiced amounts are recorded in accounts receivable and in revenue or advances from customers, depending on whether the revenue recognition criteria are met. The company's agreements with customers do not provide rights of return, and do not provide customers with the right to take possession of the software that supports the applications.

Carrier billing

Carrier billing is a business model in which there is a provider that makes its content available through the connections that the Company maintains with carriers (telephone operators), which provide the service to the final consumer. The provider is responsible for the content as well as the price. The Company acts as an agent in the process, receiving the amounts collected by the connections and passing on the respective amounts to the providers. Therefore, net revenue is accounted for at the fee charged to content providers for the service.

The carrying billing business is characterized as an operation in which the Company has contracts with mobile operators in Brazil and providers of information content through digital platforms, on which end customers of mobile telephony operators can subscribe to the content of the operators and receive information based on their cell phones. In this operation, the Company bills mobile operators and transfers it to content providers, receiving a fee for performing this service. Revenue is recognized when content providers deliver services to end customers. Zenvia recognizes revenue at the amount of net fees to be received on these transactions.

k.   Financial instruments

(i) Initial recognition and measurement

Trade accounts receivable and debt securities issued are initially recognized on the date they were originated. All other financial assets and liabilities are initially recognized when the Company becomes party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at fair value through profit or loss (FVTPL), the transaction costs that are directly attributable to their acquisition or issuance. Accounts receivable from customers without a significant financing component are initially measured at the transaction price.

(ii) Classification and subsequent measurement

Upon initial recognition, a financial asset is classified as measured: at amortized cost or at fair value through profit or loss (FVTPL).

Financial assets are not reclassified subsequent to initial recognition, unless the Company changes the business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period following the change in business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVTPL:

- is held within a business model whose objective is to hold financial assets in order to receive contractual cash flows; and

- its contractual terms generate, on specific dates, cash flows that are related only to the payment of principal and interest on the outstanding principal amount.

The Company carries out an assessment of the purpose of the business in which a financial asset is held in the portfolio, as this better reflects the way in which the business is managed and the information is provided to management.

Financial assets held for trading or managed with performance evaluated based on fair value are measured at fair value through profit or loss.

(iii) Financial assets – assessment of whether contractual cash flows are principal and interest payments only

For purposes of this assessment, 'principal' is defined as the fair value of the financial asset at initial recognition. ‘Interest’ is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding over a given period of time and for other basic borrowing risks and costs, as well as a profit margin.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are only payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet that condition. When making this assessment, the Company considers:

  contingent events that change the value or timing of cash flows;
  terms that may adjust the contractual rate, including variable rates;
  prepayment and extension of the deadline; and
  the terms that limit the Company's access to cash flows from specific assets.

Prepayment is consistent with principal and interest payment criteria if the prepayment amount represents, for the most part, unpaid principal and interest amounts on the outstanding principal amount - which may include additional compensation reasonable for early termination of the contract. In addition, with respect to a financial asset acquired for an amount less than or greater than the face value of the contract, the permission or requirement of prepayment for an amount that represents the face value of the contract plus contractual interest (which also may include reasonable additional compensation for early termination of the contract) accrued (but not paid) are treated as consistent with these criteria if the fair value of the prepayment is negligible on initial recognition.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net income, including interest or dividend income, is recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. Amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

      l.     Reduction to recoverable value (impairment)

Non-derivative financial Assets

(i)     Financial instruments and contractual assets

The Company recognizes provisions for expected credit losses on:

  financial assets measured at amortized cost.

The Company measures the provisions for loss at an amount equal to the lifetime expected credit loss, except for the items described below, which are measured as 12-month expected credit loss:

  debt securities with low credit risk at the balance sheet date; and - other debt securities and bank balances for which the credit risk has not increased significantly since initial recognition.

Provisions for losses on trade accounts receivable and contract assets are measured at an amount equal to the expected credit loss over the entire life of the instrument.

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating the credit loss, the Company  considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment, which includes forward-looking information.

The Company assumes that the credit risk of a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

  the debtor is unlikely to pay its credit obligations to the Company in full, without recourse to actions such as obtaining collateral (if any); or
  the financial asset is more than 180 days past due.

Lifetime credit loss expectations are those that result from all possible standard events over the expected life of a Financial Instrument. The 12-month credit loss expectations are the portion that result from possible default events within 12 months after the reporting date (or a shorter period if the expected useful life of the instrument is less than 12 months).

The maximum period considered when estimating expected credit loss is the maximum contractual period over which the Company is exposed to credit risk.

(ii)   Measurement

Expect credit loss are a probability-weighted of credit losses. Credit losses are measured as the present value of all cash shortfalls.

(iii) Presentation of the provision for expected credit loss in the financial statements

Provisions for losses on financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv)  Write offs

The gross carrying amount of a financial asset is written off when the Company does not have reasonable expectations of recovering all or part of a financial asset. The Company does not expect a significant recovery of the amount written off. However, written-off financial assets may still be subject to collection actions to comply with the Company's procedures for recovering amounts due.

(v)    Non-Financial Assets

At each reporting date, the Company reviews the book values of its non-financial assets (customer portfolio, platform, property, plant and equipment) to determine whether there is any indication of impairment. If such an indication exists, then the asset's recoverable amount is estimated.

For impairment tests, assets are grouped into the smallest asset group that generates cash inflows from continuing use that are largely independent of cash inflows from other assets.

Goodwill is allocated to cash-generating units (CGU) for impairment testing purposes. The allocation is made to the cash-generating units or groups of cash-generating units that are expected to benefit from the business combination from which the goodwill originated. Units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, not considered as report segments.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the segment to which the goodwill relates. When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

      m.      Property, plant and equipment

(i)             Recognition and measurement

Property, plant, and equipment items are measured at historical acquisition or construction cost, less accumulated depreciation and accumulated impairment losses, if applicable.

Cost includes expenses that are directly attributable to the acquisition of an asset.

Gains and losses on the sale of an item of property, plant and equipment are determined by comparing the proceeds from the sale with the book value of the property, plant, and equipment, and are recognized net within other income in the statement of profit or loss.

(ii)             Subsequent costs

The replacement cost of a component of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the component that has been replaced by another is written off. The day-to-day maintenance costs of property, plant and equipment are recognized as expenses in the statements of profit or loss as incurred.

(iii)           Depreciation

Depreciation is recognized in profit or loss based on the straight-line method based on the estimated useful life of each component, since this method is the one that most closely reflects the pattern of consumption of future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual values are reviewed at each reporting date  and adjusted, if appropriate.

      n.      Intangible asset

(i)            Initial recognition

Intangible assets that are acquired by the Company and that have defined useful lives are measured at cost, less accumulated amortization, and any accumulated impairment losses.

(ii)            Subsequent expenses

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenses are recognized in profit or loss as incurred.

(iii)           Amortization

Amortization is calculated to lower the cost of intangible assets, less their estimated residual values, using the straight-line method over their estimated useful lives and is recognized in profit or loss. Goodwill is not amortized.

(iv)            Intangible assets - Research and development expenses

Expenses with research activities are recognized as an expense in the period in which they are incurred. Internally generated intangible assets resulting from development expenditures (or a development phase of an internal project) are recognized if, and only if, all of the following conditions are demonstrated:

•	The technical feasibility of completing the intangible asset so that it is available for use or sale.
•	The intention to complete the intangible asset and use or sell it.
•	The ability to use or sell the intangible asset.
•	How the intangible asset will generate probable future economic benefits.
•	The availability of adequate technical, financial, and other resources to complete the development of the intangible asset and to use or sell it.
•	The ability to reliably measure the expenses attributable to the intangible asset during its development.

The initially recognized amount of internally generated intangible assets corresponds to the sum of expenses incurred since when the intangible asset started meeting the recognition criteria.

Appropriation is based on employee time records allocated to these developments at the cost of these employees.

When no internally generated intangible asset can be recognized, development costs are recognized in profit or loss for the period when incurred.

Subsequent to initial recognition, internally generated intangible assets are recorded at cost, less accumulated amortization, and impairment losses.

(v)            Goodwill

Goodwill resulting from a business combination is stated at cost on the date of the business combination, net of accumulated impairment losses, if any.

      o.     Income tax and social contribution

For the entities domiciled in Brazil, the current and deferred income and social contribution taxes are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of Brazilian Reais (BRL) 240% per annum for income tax and 9% on taxable income for social contribution on net income and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

Income taxes applicable to the subsidiary located in the United States are calculated at a rate of 21% of taxable income for the year. For the subsidiaries in Mexico and Argentina, the current income taxes are calculated based on the rate of 30%.

Current and deferred taxes are recognized in profit or loss unless they are related to the business combination, or items directly recognized in shareholders' equity.

(i)            Current tax

Current tax is the estimated tax payable or receivable on taxable income or loss for the year and any adjustment to taxes payable with respect to prior years. It is measured based on the tax rates enacted or substantively enacted at the balance sheet date.

Among the existing tax incentives in Brazil , the Company uses the benefit arising from the “Lei do Bem” (Law No. 11,196/05), aimed at companies that carry out research and development (R&D) of technological innovation. This benefit provides tax savings by reducing the income tax and social contribution tax base from 60% to 80% of R&D expenditures.

(ii)            Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the corresponding amounts used for taxation purposes.

A deferred income tax and social contribution asset is recognized in relation to unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they will be used. Deferred income tax and social contribution assets are reviewed at each balance sheet date and are reduced to the extent that their realization is no longer probable.

Deferred tax is measured based on the rates that are expected to apply to temporary differences when they are reversed, based on the rates that were enacted or substantively enacted up reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax and social contribution assets are reviewed at the reporting dates and will be reduced to the extent that their realization is no longer probable.

      p.     Provisions

A provision is recognized in the statement of financial position when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded based on the best estimates of the risk involved.

The Company sets up provisions to cover future disbursements that may arise from tax, labor and civil proceedings in progress. Provisions are set up based on the analysis of legal proceedings in progress and on the prospect of an unfavorable outcome, implying a future disbursement.

Contingent assets are not recognized until the actions are finalized with a definitive favorable position for the Company and when it is virtually certain that it will realize the asset. The taxes whose enforceability is being questioned in the judicial sphere are recorded taking into account the concept of “legal obligation”. Judicial deposits made in guarantee of ongoing lawsuits are recorded under “Judicial Deposits” (see note 16).

Provisions are reassessed at the dates of the financial statements and adjusted to reflect the best current estimate. If it is no longer probable that an outflow of resources will be required to settle the obligation, the provision is reversed.

      q.     Share capital

The incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

The capital is composed of 41,324,506 common shares. Capital increases are allowed by resolution of the Board of Directors independently of amendment to its bylaws up to the limit of 1,000,000,000 new nominative common shares with no nominal value.

      r.     Financial income and financial expenses

Financial income includes interest income, income from investments, exchange gains on the variation of assets and liabilities indexed in foreign currency. Interest income is recognized in income using the effective interest method.

Financial expenses include interest expenses on loans and exchange losses on the variation of assets and liabilities indexed in foreign currency. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are accounted for  in profit or loss using the effective interest method.

      s.     Employee benefits

Profit sharing and bonuses – Employees' profit sharing and variable compensation for executives are linked to the achievement of operational and financial goals.

The Company recognizes liabilities and related expenses, which are allocated to costs of services and administrative expenses, when the goals are probable to be met.

    5       New standards, amendments and interpretations of standards

    a.      New standards, interpretations, and amendments adopted by the Group

The following amended standards are effective for annual periods beginning on or after January 1, 2021. The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16); and
  Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
  Annual improvements to IFRS Standards 2019-2020
  Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

   6         Cash and cash equivalents and interest earning bank deposits

	2021	2020
Cash and banks	235,472	13,099
Short-term investments maturing in up to 90 days (a)	346,759	46,880
Investments maturing in over 90 days (b)	7,005	2,227
	589,236	62,206
Cash and cash equivalents	582,231	59,979
Interest earnings bank deposits	7,005	2,227

a. Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 75% to 103.0% of the CDI rate (Interbank Interest Rate). They are stated at the investment value, plus interest.

b. Investments at rates varying from 89% to 100% of CDI are held as guarantee of the debentures borrowing contract entered into in May 2021.

    7        Trade and other receivables

	2021	2020
Domestic	140,573	81,031
Accounts receivables to related parties (a)	7,269	-
Abroad	2,863	11,065
	150,705	92,096
Allowance for expected credit losses	(8,298)	(6,087)
	142,407	86,009

a. As of December, the Company had transactions with non-consolidated related parties. The outstanding balances were related to Twilio Inc. (note 27).

Changes in allowance for expected credit losses are as follows:

Balance at December 31, 2019	(5,088)
Additions	(8,756)
Reversal	4,551
Write-offs	3,206
Balance at December 31, 2020	(6,087)
Additions	(8,508)
Reversal	2,205
Write-offs	4,092
Balance at December 31, 2021	(8,298)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 180 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

The breakdown of accounts receivable from customers by maturity is as follows:

	2021	2020
Unbilled services (b)	78,449	44,324
Current	50,728	31,087
Overdue (days):
1–30	7,295	7,774
31–60	2,555	1,043
61–90	1,466	853
91–120	1,337	757
121–150	1,018	735
>150	7,857	5,523
	150,705	92,096

b.

Revenue recognition in the industry of mobile, fixed and internet communication platform services involves complex billing systems, with processing of large volumes of data and with price variations from the different plans. Additionally, in this context, the Company's revenues are recognized monthly, with the invoiced portion and the unbilled portion, arising from services provided between the billing date and the end of each month, being identified, processed and recognized within the month in which the service has been provided. Thus, "revenues to be billed" - recorded in the accounts each month, are calculated based on the proportion of services performed up to the date of presentation of the financial information.

The expected credit loss rates of accounts receivable from customers by maturity is as follows:

31 December 2021	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.72%	50,728	(872)
1–30 days past due	9.89%	7,295	(721)
More than 31 days past due	47.11%	14,233	(6,705)

31 December 2020	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.59%	31,087	(183)
1–30 days past due	2.69%	7,774	(209)
More than 31 days past due	63.91%	8,911	(5,695)

    8       Tax Assets

	2021	2020
Corporate income tax (IRPJ) (a)	2,248	3,570
Social contribution (CSLL) (a)	852	1,042
Federal VAT (PIS/COFINS) (b)	11,736	70
Others	1,212	255
	16,048	4,937

Current	15,936	4,897
Non-current	112	40

a.

Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the years ended December 31, 2016, 2017, 2018 and 2021.

b.

The PIS and COFINS balances to be recovered had a significant increase in 2021, as the Company moved its headquarters from Porto Alegre to São Paulo in January,2021. As a result of a taxes restructuring, there was a change in the tax classification in part of services provided, consequently, the Company has started collect contributions to PIS and COFINS (Federal VAT) on a non-cumulative basis under the rates of 1.65% and 7.6%, respectively. On a non-cumulative basis, the Company became eligible to PIS and COFINS tax credits on SMS cost invoices issued by the operators.

   9       Prepayments

	2021	2020
Prepaid expenses with operators (a)	16,458	-
Other	6,731	4,447
	23,189	4,447

Current	20,918	2,516
Non-current	2,271	1,931

a.       Refers to an advance payment to Oi S.A. (Brazilian telecommunications company) related to SMS service agreement signed in June 2021. The cost of this service will be recognized in the consolidated statements of profit or loss according to monthly use until April 2022. The Company frequently evaluates the use of this prepaid in order to identify any risk of non-use.

10            Property, plant and equipment

10.1            Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance 2021
Furniture and fixtures	10	1,169	(597)	572
Leasehold improvements	10	2,177	(1,086)	1,091
Data processing equipment	20	19,091	(9,061)	10,030
Right of use – leases	20 to 30	6,943	(3,097)	3,846
Machinery and equipment	10	408	(330)	78
Other fixed assets	10 to 20	332	(217)	115
		30,120	(14,388)	15,732

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance 2020
Furniture and fixtures	10	1,374	(604)	770
Leasehold improvements	10	1,674	(847)	829
Data processing equipment	20	14,277	(6,229)	8,047
Right of use – leases	20 to 30	4,967	(2,347)	2,620
Machinery and equipment	10	515	(411)	104
Other fixed assets	10 to 20	309	(183)	125
		23,116	(10,621)	12,495

10.2            Changes in property, plant and equipment

	Average annual depreciation rates %	2020	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	2021
Furniture and fixtures		1,374	31	160	(413)	22	(4)	1,169
Leasehold improvements		1,674	18	465	-	27	(7)	2,177
Data processing equipment		14,277	5,093	935	(1,024)	86	(276)	19,091
Right of use – leases		4,967	959	1,817	(800)	-	-	6,943
Machinery and equipment		515	-	1	(108)	-	-	408
Other fixed assets		309	5	26	(8)	-	-	332
Cost		23,116	6,105	3,404	(2,353)	135	(287)	30,120

Furniture and fixtures	10	(604)	(153)	-	172	(12)	-	(597)
Leasehold improvements	10	(847)	(225)	-	-	(17)	3	(1,086)
Data processing equipment	20	(6,229)	(2,860)	-	69	(73)	32	(9,061)
Right of use – leases	20 to 30	(2,347)	(2,228)	-	1,478	-	-	(3,097)
Machinery and equipment	10	(411)	(17)	-	97	-	-	(330)
Other fixed assets	10 to 20	(183)	(38)	-	4	-	-	(217)
(-) Accumulated depreciation		(10,621)	(5,521)	-	1,820	(102)	35	(14,388)

Total		12,495	585	3,404	(533)	33	(252)	15,732

	Average annual depreciation rates %	2019	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	2020
Furniture and fixtures		1,351	6	24	(7)	5	(5)	1,374
Leasehold improvements		4,171	-	36	(2,534)	8	(7)	1,674
Data processing equipment		12,779	3,919	158	(2,589)	13	(3)	14,277
Right of use – leases		9,410	811	-	(5,254)	-	-	4,967
Machinery and equipment		517	-	-	(2)	-	-	515
Other fixed assets		298	11	-	-	-	-	309
Cost		28,526	4,747	218	(10,386)	26	(15)	23,116

Furniture and fixtures	10	(470)	(145)	-	12	(3)	2	(604)
Leasehold improvements	10	(1,220)	(397)	-	773	(5)	2	(847)
Data processing equipment	20	(6,395)	(2,412)	-	2,585	(19)	12	(6,229)
Right of use – leases	20 to 30	(2,449)	(2,969)	-	3,071	-	-	(2,347)
Machinery and equipment	10	(335)	(82)	-	6	-	-	(411)
Other fixed assets	10 to 20	(161)	(24)	-	2	-	-	(183)
(-) Accumulated depreciation		(11,030)	(6,029)	-	6,449	(27)	16	(10,621)

Total		17,496	(1,282)	218	(3,937)	(1)	1	12,495

11            Intangible assets and goodwill

11.1            Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance in 2021
Intangible assets under development (a)	-	7,723	-	7,723
Brands and patents	-	25	-	25
Software license	20 to 50	7,449	(3,310)	4,139
Database	10	800	(467)	333
Goodwill	-	813,912	-	813,912
Customer portfolio	10	120,716	(81,965)	38,751
Non-compete (b)	20	3,234	(874)	2,360
Platform	20	222,907	(39,793)	183,114
		1,176,766	(126,409)	1,050,357

	Average annual amortization rates %	Cost	Amortization	Net balance in 2020
Intangible assets under development (a)	-	8,433	-	8,433
Software license	20 to 50	3,584	(2,172)	1,412
Database	10	800	(387)	413
Goodwill	-	163,394	-	163,394
Customer portfolio	10	112,929	(67,524)	45,405
Platform (c)	20	75,065	(12,647)	62,418
		364,205	(82,730)	281,475

11.2            Changes in intangible assets and goodwill

	Average annual amortization rates %	2020	Additions	Additions due to acquisitions	Transfers	Disposals	2021

Intangible asset in progress (a)		8,433	9,849	-	(10,559)	-	7,723
Software license		3,584	3,517	-	348	-	7,449
Database		800	-	-	-	-	800
Goodwill		163,394	-	650,518	-	-	813,912
Customer portfolio		112,929	-	7,787	-	-	120,716
Non-compete (b)		-	-	3,234	-	-	3,234
Brands and patents		-	24	1	-	-	25
Platform		75,065	77	137,554	10,211	-	222,907
Cost		364,205	13,467	799,094	-	-	1,176,766

Intangible asset in progress (a)		-	-	-	-	-	-
Software license	20 – 50	(2,172)	(2,002)	-	864	-	(3,310)
Database	10	(387)	(80)	-	-	-	(467)
Customer portfolio	10	(67,524)	(12,579)	(1,862)	-	-	(81,965)
Non-compete (b)	20		(337)	(537)	-	-	(874)
Platform	20	(12,647)	(20,612)	(5,670)	(864)	-	(39,793)

(-) Accumulated amortizations		(82,730)	(35,610)	(8,069)	-	-	(126,409)

Total		281,475	(22,143)	791,025	-	-	1,050,357
F-36

	Average annual amortization rates %	2019	Additions	Additions due to acquisitions	Disposals	2020

Intangible asset in progress (a)		1,095	7,394	-	(56)	8,433
Software license		2,816	771	-	(3)	3,584
Database		800	-	-	-	800
Goodwill		78,778	-	84,616	-	163,394
Customer portfolio		110,954	-	1,975	-	112,929
Platform (c)		16,144	4,400	54,521	-	75,065
Cost		210,587	12,565	141,112	(59)	364,205

Software license	20 – 50	(1,685)	(496)	-	9	(2,172)
Database	10	(307)	(80)	-	-	(387)
Customer portfolio	10	(56,330)	(11,194)	-	-	(67,524)
Platform (c)	20	(3,159)	(9,488)	-	-	(12,647)
(-) Accumulated amortizations		(61,481)	(21,258)	-	9	(82,730)

Total		149,106	(8,693)	141,112	(50)	281,475

a.

Since 2018, the Company is developing additional functionalities in its chatting platform that allows to establish the communication through chatbots. The Company continues to develop new components and functionalities recorded as intangible assets in progress. The developments are considered finished when they are available to be sold or incorporated into tools already available for use by customers.

b.	Refers to the agreement of non compete between former stakeholders from Smarkio and D1 after the conclusion of acquisition of this subsidiary.

c.	On February 1, 2020, a Private Instrument of Purchase and Sale of Assets and other Covenants was signed between the Company and Omnize Software Ltda., referring to the transfer of software and intellectual property related to the Omnize customer service platform. Zenvia paid R$ 4,400 in cash on the acquisition date of the intangible asset. The asset acquisition of Omnize's customer service platform provided the technological basis for Zenvia to incorporate chat functionality into its platform.

Impairment

The Company performed impairment tests for goodwill as of December 31, 2021, as follows:

Significant unobservable inputs	Relationship between significant unobservable inputs and measurement of the present value of cash flows
The present value of cash flows could increase (decrease) if:
Annual forecast revenue growth rate; Forecast of the growth rate of variable input costs; Risk-adjusted discount rate.	the annual growth rate of revenue was higher (lower); the cost growth rate was (higher) lower; the risk-adjusted discount rate was (higher) lower.

The recoverable amount is determined by calculating the present value of cash flows based on the Company's economic / financial projections for the next 5 years, and a terminal growth rate thereafter. Any kind of reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed the recoverable amount.

	2021	2020	2019

Weighted average annual revenue growth	38.10%	36.38%	16.48%
Weighted average annual growth of variable cost	30.29%	26.93%	18.74%
Weighted average cost of capital (WACC)	14.73%	16.40%	15.90%
Growth in terminal value	0%	0%	0%

The key assumptions used in the estimation of the recoverable amount are set out above. The values assigned to the key assumptions represent management’s assessment of future trends for the business and have been based on historical experience and projections of growth, based on internal and external data.

The estimated recoverable amount exceeded its carrying amount by R$ 2,026,583 (2020: R$ 661,000) therefore there is no provision for impairment to be recognized. Management has identified that a reasonably possible change in the revenues could cause the carrying amount to equal the recoverable amount. The following table shows the rate of revenue growth and the corresponding effect on the variable cost growth by which the estimated recoverable amount is equal to the carrying amount.

	2021	2020	2019

Weighted average annual revenue growth	30.29%	30.62%	9.40%
Weighted average annual growth of variable cost	24.29%	21.12%	11.52%

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

12            Loans and borrowings

		2021	2020
	Interest p.a.
Working capital	100% CDI + 2.40% to 5.46% and TJLP + 2.98% and 24%	163,138	97,396
BNDES Prosoft	TJLP + 2.96%	-	1,579
Debentures	18.16%	45,000	-
		208,138	98,975
Current		64,415	56,197
Non-current		143,723	42,778

The portion of non-current liabilities has the following maturity schedule:

	2021	2020
2022	-	18,167
2023	70,305	16,918
2024	53,721	7,693
2025	18,797	-
After 2026	900	-
	143,723	42,778

Main changes in working capital loans and borrowings

On March 25, 2021, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. – Nassau Branch for a CCB (Cédula de Crédito Bancário) in the aggregate amount of US$1,453, convertible to reais at the execution date under a swap agreement (Contrato para Operações de Derivativos com Pacto de Cessão Fiduciária) resulting in a total aggregate amount of R$8,000. The transaction is secured by a fiduciary assignment of certain credits held at the Company bank account held by the Company with Banco Votorantim S.A. After a grace period of six months during which interest was due, the loan divided in 12 monthly installments, of principal and interest with the first installment due on October 25, 2021 and the last installment at maturity on September 26, 2022.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000, being one agreement in the amount of R$18,000 with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 with a twelve-month grace period and 36 months of amortization. Each of the agreements provide that the Company is subject to a financial covenant of maintaining a net debt to EBITDA ratio of less than or equal to 3.5x and that the last installment is on August 27, 2024 (R$ 18,000) and February 27, 2025 (R$ 32,000). As of December 31, 2021, the Company was in compliance with all of its financial covenants.

On January 20, 2021, the Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,000 for working capital purposes. Following a one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025.

Debentures

On May 10, 2021, D1  issued debentures, not convertible into shares, in three series totaling the amount of R$ 45,000 to be paid in 54 installments. The interest is monthly accrued and paid. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event any of the following situations occur:

    Consolidated adjusted gross margin is below 45%;
    Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months;
    Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months;

To this date, D1 has not breached to any of the non-financial obligations described in the deed of debentures, such as monthly providing financial information and the calculation of the covenants (a) to (c).

         (i)     Contractual clauses

The Company has financing agreements in the amount of R$ 82,514 guaranteed by 20% of accounts receivable given as collateral and the balance of interest-earning bank deposits recorded as non-current assets, representing three times the amount of the first payment of principal plus interest. As of December 31, 2021, the Company was in compliance with the loans and borrowing financial covenants.

        (ii)   Supplementary information to the cash flow

Loans and financing
Balance at January 1, 2020	63,346
Changes in cash	24,297
Interest paid	(4,491)
Proceeds from loans and borrowings	62,000
Repayments of borrowings	(33,212)
Changes not affecting cash	11,332
Interest and exchange-rate expenses	4,761
Additions due to acquisitions	6,571
Balance at December 31, 2020	98,975
Changes in cash	28,728
Interest paid	(17,620)
Proceeds from loans and borrowings	88,000
Repayments of borrowings	(41,652)
Changes not affecting cash	80,435
Interest and exchange-rate expenses	17,007
Additions due to acquisitions	63,428
Balance at December 31, 2021	208,138

    13        Lease liabilities

On December 31, 2021, the Company has lease agreements corresponding mainly to the lease of third-party properties, with an average term of 2 to 5 years. The amount of the lease liability obligation in 2021 is R$ 4,258 (In 2020 R$ 2,758).

The change in the Company's lease liability balance to December 31, 2021 occurred as follows:

	Balance on December 31, 2020	Remeasurements and new contracts	Additions due to acquisitions	Lease termination	Interest	Interest paid	Lease payments	Balance on December 31, 2021
Lease of properties and equipment	2,758	959	1,867	(800)	356	(313)	(569)	4,258

	Balance on December 31, 2019	Remeasurements and new contracts	Additions due to acquisitions	Lease termination	Interest	Interest paid	Lease payments	Balance on December 31, 2020
Lease of properties and equipment	7,291	811	-	(2,183)	725	(741)	(3,145)	2,758

 The discount rate adopted by the Company was 10.12% p.a. for property and equipment rental contracts.

The simplified retrospective approach was used and, at the time of transition, lease liabilities were measured at the present value of the remaining payments, discounted at the incremental financing rate. Initially, the right to use the assets was measured at the equivalent amount of the lease liability, being recorded in property, plant and equipment, using the practical expedient that allows the lessee to exclude initial direct costs from measuring of the right-of-use asset.

   14       Long-Term Incentive Programs and Management remuneration

In connection with, the consummation of the initial public offering, the Company granted restricted share units to certain executives and employees, establishing the terms, quantities, and conditions for the acquisition of rights related to the restricted shares.

The restricted share units gives the holder the right to receive The Company’s Class A common shares subject to, among other conditions, a cliff vesting period of two years and, in the case of some grants, the achievement of certain performance goals to be established by Zenvia Inc..

As of December 31, 2021, the Company had outstanding 60,791 restricted stock units (“RSUs”) that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$ 1,069, recorded in the consolidated statements of profit or loss.

Date		Granted Shares	Weighted average grant date fair value (Per share)
Grant	Vesting
08.09.2021	07.22.2023	45,522	59.11
08.23.2021	07.22.2023	11,436	84.50
08.24.2021	07.22.2023	3,833	86.68
		60,791

Additionally, as a result of the consummation of the initial public offering on July 22, 2021, The Company paid in August 2021. R$45,396 of cash-based payments to certain of its officers and employees.

An expense amounting to R$45,618 related to the cash-based programs for certain officers and employees was recorded in consolidated statement of profit or loss as of December 31, 2021.

                 15         Provisions for tax, labor and civil risks

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuit in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for probable losses and judicial deposits which refers to lawsuits in progress and social security risk.

	2021	2020
Service tax (ISSQN) Lawsuit - Company BWMS (a)	-	1,374
Service tax (ISSQN) Lawsuit - Company Zenvia (a)	34,666	29,962
Labor provisions	1,013	444
Other Provisions	397	1,064
	36,076	32,844
Service tax (ISSQN) judicial deposits - Lawsuit Company BWMS (a)	-	(1,374)
Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(34,697)	(29,193)
Labor appeals judicial deposits	(10)	(10)
	(34,707)	(30,577)
	1,369	2,267

Changes in provisions and judicial deposits are as follows:

Provisions
Balance at January 1, 2020	24,999
Additions	7,944
Reversals	(322)
Additions due to acquisitions	223
Balance at December 31, 2020	32,844
Additions	4,950
Reversals	(2,054)
Additions due to acquisitions	336
Balance at December 31, 2021	36,076

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2020	23,510
Additions	7,089
Reversals	(22)
Balance at December 31, 2020	30,577
Additions	5,504
Reversals	(1,374)
Balance at December 31, 2021	34,707

a.	The amount of the liability related to the provision for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against the Zenvia Brazil itself and the merged companies Human Serviços para Comunicação Móvel Ltda. and BWMS Soluções Móveis em Informática Ltda. In July, Zenvia Brazil reversed the provision for the BWMS tax lawsuit after a favorable outcome for the Company.

The Company and its subsidiaries are also party to labor lawsuits whose risk of loss, according to its legal advisors and the Company's Management, is classified as possible, for which no provision was recognized. The amount related to these lawsuits is R$ 175 as of December 31, 2021 (R$ 179 as of December 31, 2020).

   16         Trade and other payables

	2021	2020
Domestic suppliers	132,051	90,948
Abroad suppliers	416	377
Advances from clients	5,130	2,477
Other accounts payable	7,763	6,435
	145,360	100,237
Current	144,424	100,036
Non-current	936	201

   17         Tax liabilities

	2021	2020
Social security	2,292	1,308
Severance indemnity fund (FGTS)	831	315
Federal VAT (PIS/COFINS)	5,275	3,304
Withholding income taxes (IRF/CSRF)	3,286	1,736
Service taxes (ISSQN)	1,430	1,032
Other	2,622	1,203
	15,736	8,898

   18      Employee benefits

	2021	2020
Salary	613	499
Labor provisions ( vacation)	9,788	4,969
Provision for bonus	9,664	-
Other obligations	1,861	1,210
Long-term benefits (a)	-	1,151
	21,926	7,829
Current	21,926	6,678
Non-current	-	1,151
a.

The Company has two Long-Term Incentive Programs Granted in 2018 and 2019, with eligibility to the Company's Statutory Directors, in a bonus format, in which payments will be made in 2022 and 2023 in cash, respectively, based on goals that must be achieved in December 2020 and 2021, respectively. In order to executives acquire the right of two Long-Term Incentive payments, the program has a retention period, in which it indicates that executives need to remain in the Company during the years 2021 and 2022. The 2020 and 2021 provision was reversed due to non-compliance with program targets.

(i) Key management personnel compensation

Remuneration paid or payable to key management personnel of the Company for services rendered is as follows:

	2021	2020
Short-term employee benefits	29,820	10,060
Termination benefits	931	-
Share-based payments	803	-
	31,554	10,060

   19         Liabilities from acquisitions

	Liabilities from business combinations
	2021	2020
Investment acquisition – Total Voice (a)	1,301	13,112
Investment acquisition – Sirena (b)	35,970	80,625
Reimbursements to former shareholders	-	11
Investment acquisition – D1 (c)	164,000	-
Investment acquisition – Sensedata (d)	35,018	-
	236,289	93,748
Current	176,069	53,520
Non-current	60,220	40,228

(a)

Refers to the compensation payable related to the acquisition of Total Voice,. of which a portion was paid in 2021 and the last installment in the amount of R$ 1,301 will be paid in 2022. On December 31, 2021, a provision was recorded in the amount of R$ 1,301 (R$ 13,112 as at December 31, 2020), reflecting the best estimate of the Company of the additional payment to former shareholders that became company’ employees.

(b)	Refers to the additional deferred payments to be made in 2022 related to the acquisition of Sirena, as mentioned on the note 1.c. adjusted by the exchange variation.
(c)	Refers to the compensation payable related to the acquisition of D1. On December 31, 2021, a provision was recorded in the amount of R$ 164,000.The amount of R$ 124,000 will be paid in the first quarter of 2022 and the balance R$40,000 will be paid in the March 2023.
(d)	Refers to the compensation payable related to the acquisition of Sensedata. On December 31, 2021, a provision was recorded in the amount of R$ 35,018. The amount of R$ 14,449 will be paid in 2022 and the amount of R$ 21,577 will be paid in 2023.

20            Equity

a.            Share Capital

Shareholder’s	Class	2021	%	2020	%
Bobsin LLC	B	9,578,220	23.18	1,915,644	40.07
Oria Zenvia Co-investment Holdings, LP	B	3,178,880	7.69	-	-
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050	9.54	-	-
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,372,480	10.58	2,298,482	48.07
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.38	527,534	11.03
Twilio Inc.	A	3,846,153	9.31	-	-
D1 former shareholders	A	1,942,750	4.70	-	-
Sirena former shareholders	A	89,131	0.22	-	-
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	7,988	0.17
Spectra II - Fundo de Investimento em Participações	A	159,770	0.39	31,954	0.66
Others	A	11,538,462	27.91	-	-
		41,324,506	100	4,781,602	100

On May 7, 2021, the Group completed its corporate reorganization in which Zenvia Brazil became a wholly owned subsidiary of Zenvia Inc. (See note 1a)

On July 22, 2021, Zenvia Inc, listed its Class A common shares on Nasdaq, an U.S. stock exchange. The Company carried out its IPO through an initial public offering of 11,538,462 Class A common shares. Concurrently with and contingent upon the completion of the public offering, Twilio Inc., a global leader platform of cloud communications, purchased 3,846,153 additional Class A common shares issued by the Company in a private placement exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the initial public offering and private placement is R$ 1,031,355 (net proceeds R$ 951,829).

On July 30, 2021, the Company issued 1,942,750 of Zenvia Inc Class A common shares to certain D1 shareholders as a part of its purchase agreement, resulting in an increase of R$ 131,742 in capital reserve and R$ 1,070 in capital.

On August 31,2021 the Company issued 89,131 of Zenvia Inc.Class A common shares to certain Sirena shareholders, equivalent to an amount corresponding to an increase of R$ 4,467 in capital as a part of  its purchase agreement.

On November 30, 2021, the Company issued 91,728 of Zenvia Inc. Class A common shares to Sensedata shareholders, as a part of its purchase agreement, resulting in an increase of R$ 6,642 in capital reserve and R$ 151 in capital.

    21        Segment reporting

As discussed in note 1, the Company acquired in 2020 Rodati Motor Corporation, including the digital platform of R$ 54,521 and customer portfolio of R$ 1,975. These non-financial assets were integrated to the Zenvia business and support the Company’s operations in Brazil, United States, Argentina and Mexico. The Company has no other material non-financial assets outside Brazil.

In July, 2021 the Company acquired D1 including the digital platform of R$ 84,415 and customer portfolio of R$ 7,068 whose operations are concentrated in Brazil.

In November 2021 the Company acquired Sensedata, including a digital platform of customer success management of R$ 48,721 and customer portfolio of R$ 720 whose operations are concentrated in Brazil.

The Company’s revenue by geography is presented below:

	2021	2020	2019
Primary geographical markets
Brazil	531,569	357,717	311,699
EUA	31,701	26,828	20,143
South Africa	2,131	4,454	8,070
Argentina	5,875	2,829	-
Mexico	11,037	5,489	-
Switzerland	8,118	18,024	-
Others	21,893	14,360	14,123
Total	612,324	429,701	354,035

In 2021, the Company had one customer representing more than 10% of consolidated revenue. For the years ended December 2021 and 2020, this customer represented 13.0% and 9.8%, respectively, of consolidated revenue.

   22         Expenses by nature

	2021	2020	2019
Personnel expenses (a)	206,480	78,103	47,531
Costs with operators/Other costs	385,168	305,561	250,275
Depreciation and amortization	41,131	27,287	18,796
Outsourced services	41,433	17,319	9,714
Rentals/insurance/condominium/water/energy	1,185	2,005	920
Communication	13,989	4,557	2,485
Travel expenses	696	886	1,754
Allowance for credit losses	6,303	4,205	3,733
Marketing expenses / events	8,258	3,540	2,778
Other expenses	14,753	7,505	3,251
Other income and expenses, net (b)	(60,572)	840	(4,473)
	658,824	451,808	336,764
Cost of services	431,419	325,870	260,786
Sales and marketing expenses	80,367	33,589	26,018
General administrative expenses	154,999	71,667	40,868
Research and development expenses	46,308	15,637	9,832
Allowance for credit losses	6,303	4,205	3,733
Other income and expenses, net (b)	(60,572)	840	(4,473)
	658,824	451,808	336,764

a.     Personnel expenses:

	2021	2020	2019
Salary	75,388	36,102	21,286
Benefits	8,406	2,993	1,521
Compulsory contributions to social security	24,200	12,586	9,122
Compensation	2,189	387	348
Provisions (vacation/13th salary)	11,798	5,757	3,634
Provision for bonus and profit sharing	11,340	650	4,641
Provision for bonus and profit sharing - IPO	46,449	-	-
Compensation (c)	20,254	16,715	5,230
Other	6,456	2,913	1,749
	206,480	78,103	47,531

b.	As of December 2021, the Company recognized the fair value on the earn-out future payments of R$ 60,970 as other operating income

c.

Refers to the provision for additional compensation to former shareholders of Total Voice and Sirena linked to continued employment with the Company, in accordance with the acquisition agreement, based on the performance of Total Voice and Sirena.

    23         Net finance costs

	2021	2020	2019
Finance cost
Interest on loans and financing	(13,939)	(4,826)	(3,870)
Interest on Debentures	(3,151)	-	-
Foreign exchange losses	(21,128)	(16,615)	(480)
Bank expenses and IOF (tax on financial transactions)	(6,575)	(1,714)	(597)
Other financial expenses	(4,854)	(2,520)	(453)
Interests on leasing contracts	(356)	(725)	(798)
Losses on derivative instruments	(210)	-	(613)
Inflation adjustment	(1,554)	(180)	-
	(51,767)	(26,580)	(6,811)
Finance income
Interest	3,917	663	241
Foreign exchange gain	18,822	17,936	514
Interests on financial instrument	8,322	580	2,926
Other financial income	1,663	38	186
Gains with derivative financial instruments	74	-	372
	32,798	19,217	4,239

Net finance costs	(18,969)	(7,363)	(2,572)

   24         Income tax and social contribution

	2021	2020	2019
Deferred taxes on temporary differences and tax losses	(23,313)	(8,480)	3,186
Current tax expenses	2,490	441	148
Tax (income) expense	(20,823)	(8,039)	3,334

24.1            Reconciliation between the nominal income tax and social contribution rate and effective rate

	2021	2020	2019
(Loss) Profit before income tax and social contribution	(65,469)	(29,470)	17,178
Basic rate	34%	34%	34%
Income tax and social contribution	22,259	10,020	(5,841)
Tax loss carryforward not recorded from subsidiaries (a)	(6,185)	(1,900)	(46)
IPO Bonus	(15,967)	-	-
Tax incentives	-	-	2,896
Earn-out adjustment	20,730	-	-
Others	(14)	(81)	(343)
Tax benefit (expense)	20,823	8,039	(3,334)
Effective rate	31.81%	27.28%	19.41%

a.

For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized as temporary differences or tax loss carryforward. If it were recognized, it would amount to R$ 7,365. The Company recognizes that it is unlikely that future taxable profit will be available against which the Company can use the benefits therein.

24.2            Breakdown in deferred income tax and social contribution

	2021	2020	2019
Deferred tax assets
Provision for labor, tax and civil risk	10,428	10,885	8,415
Allowance for doubtful accounts	2,181	1,610	1,730
Tax losses and negative basis of social contribution tax	11,728	5,277	3,536
Provision for compensation from acquisitions	13,615	6,277	1,778
Other temporary differences	4,026	1,041	931
	41,978	25,090	16,390
Deferred Tax liabilities
Goodwill	(26,785)	(25,879)	(22,741)
Customer portfolio and platform	(14,673)	(22,005)	(10,418)
	(41,458)	(47,884)	(33,159)
	520	(22,794)	(16,769)

Deferred taxes - assets	2,276	390	75
Deferred taxes - liabilities	(1,756)	(23,184)	(16,844)

 The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

24.3            Movement of deferred income tax and social contribution

	2021	Deferred taxes 2021 variation (a)	2020	Deferred taxes 2020 variation (a)	2019
Provision for labor tax and civil risk	10,428	(457)	10,885	2,470	8,415
Allowance for doubtful accounts	2,181	571	1,610	(120)	1,730
Tax losses and negative basis of social contribution tax	11,728	6,451	5,277	1,741	3,536
Goodwill	(26,785)	(906)	(25,879)	(3,138)	(22,741)
Deferred tax from customer portfolio and digital platform	(14,673)	7,332	(22,005)	(11,719)	(10,286)
Provision for compensation from acquisitions	13,615	7,338	6,277	5,342	935
Other temporary differences	4,026	2,985	1,041	(601)	1,642
Total	520	23,314	(22,794)	(6,025)	(16,769)

a)      In the following table, Zenvia Inc have the reconciliation of deferred expenses (income):

	2021	2020
Total Deferred taxes variation	23,314	(6,025)
Foreign exchange variation on deferred tax balances of foreign subsidiaries	-	(330)
Deferred tax from Sirena tax loss carryforwards	-	(1,393)
Deferred tax from Sirena’s customer portfolio and digital platform	-	16,228
Deferred tax profit or loss	23,314	8,480

    25        Earnings per share

The basic earnings per share is calculated by dividing net income for the year by the weighted average number of common shares existing during the year diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

As of December 2021 and 2020, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the period presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation.

	2021	2020	2019
Basic and diluted earnings per share
Numerator
Profit (loss) of the year assigned to Company’s shareholders	(44,646)	(21,431)	13,844
Denominator
Weighted average for number of common shares	32,616,258	23,007,503	22,107,007
Basic and diluted earnings (loss) per share (in reais)	(1.369)	(0.931)	0.626

26        Risk management and financial instruments

26.1           Classification of financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The Company has no level 3 financial instruments.

	2021				2020

	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Fair value through profit or loss	Amortized cost	Level 1
Assets
Cash and cash equivalents	346,759	235,472	346,759	-	46,880	13,099	47,453
Interest earnings bank deposits	7,005	-	7,005	-	2,227	-	2,227
Trade accounts receivable	-	142,407	-	-	-	86,009	-
Derivative financial instruments	74	-	-	74	-	-	-

	353,838	377,879	353,764	74	49,107	99,108	49,680
Liabilities
Loans and financing	-	208,138	-	-	-	98,975	-
Trade and other payable	-	145,360	-	-	-	101,388	-

	-	353,498	-	-	-	200,363	-

The Company policy is to recognize transfers into and out of fair value hierarchy levels as of the end of the reporting period.

• Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

• Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

• Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

26.2           Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

a)     Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits.  The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

b)     Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	2021	2020	2019
Cash and cash equivalents	582,231	59,979	12,342
Interest earnings bank deposits	7,005	2,227	3,292
Trade accounts receivable	142,407	86,009	62,136

	731,643	148,215	77,770

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

  All notes receivable past due for more than 6 months;
  Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

c)       Market risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

d)      Operation with derivatives

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”.

e)    Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are monitored on a daily basis by Company treasury function, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12	1–2	2–3	>3
			Months	years	years	years

Loans and financing	208,138	269,331	83,354	160,490	24,323	1,165
Trade and other payables	145,360	145,360	143,715	936	-	-
Lease liabilities	4,258	4,258	2,220	1,910	128	-

	357,756	418,949	229,289	163,336	24,451	1,165

f)     Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at market value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI indexes. According to the projections disclosed by financial institutions, the average rate for CDI is 11.50% p.a., which was defined as a probable scenario (scenario I). Based thereon, variations of 25% (scenario II) and 50% (scenario III) were calculated. The Company has loans and borrowings linked to the CDI rate in 2021 and to CDI rate and the TJLP rate (long-term interest rate) in 2020.

Operation	Balance at December 31, 2021	Risk	Scenario I Base scenario	Scenario II	Scenario III
Financial investments	346,759	CDI decrease	39,877	29,908	19,939
			11.50%	8.63%	5.75%
Financial liabilities - financing	208,138	CDI increase	(23,936)	(29,920)	(35,904)
			11.50%	14.38%	17.25%

g)     Capital management

The Company´s policy is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.

The Company controls its capital structure by adjusting and adapting it to current economic conditions. To keep this structure adjusted, the Company may pay dividends, return capital to shareholders, raise new loans, issue promissory notes, and enter into derivative transactions.

The Company considers within the net debt structure: loans and financing, less cash, and cash equivalents. The financial leverage ratios as of December 31, 2021, December 31, 2020, and December 31, 2019 can be summarized as follows:

	2021	2020	2019

Loans and borrowings	208,138	98,975	63,346
Cash and cash equivalents	(582,231)	(59,979)	(12,342)

Net debt	(374,093)	38,996	51,004

Total equity	1,203,202	115,348	99,337

Net debt/equity (%)	(0.31)	0.34	0.51

    27       Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of December 2021, the Company has R$ 7.269 in trade and other receivables with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish a transaction from SMS operations with no mark up, only with the cost reimbursement received in 45 days from the day of the issuing of such invoice.

    28       Subsequent events

a)  Acquisition of Movidesk

On December 21, 2021 , Zenvia Inc, signed a memorandum of intention for a direct acquisition of 100% of the share capital of Movidesk Ltda. – Movidesk, which is a company focused on customer service solutions to define workflows, provide integration with communication channels and monitor tickets through dashboards and reports.

The closing of the transaction is subject to precedent conditions and is expected to be completed in April 2022.

b)  Zenvia to accelerate D1 integration

On February 15, 2022 ZENVIA Inc. announced that will accelerate D1 integration, streamlining platform and team integrations. The new agreement provides that Zenvia will pay certain former shareholders of D1 a total amount of R$164 million in three fixed installments, of which (i) R$94 million was paid on February 15, 2022, (ii) R$30 million was paid in March 02, 2022, and (iii) R$40 million will be paid by March 31, 2023. Such fixed installments substitute the previously agreed earn-out installments payable in connection with the D1 Acquisition, which were previously estimated to amount to R$225 million in aggregate. In addition, and as result of this agreement, Fernando Jorge Wosniak Steler resigned from his position as a member of our board of directors and will also stand down from his position as D1 CEO.

