Form 20-F
period 2022-12-31
Zenvia Inc.
filed 2023-04-28
CIK 1836934

As filed with the Securities and Exchange Commission on April 28, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Shay Chor, Chief Financial Officer
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

The number of outstanding shares as of December 31, 2022 was 18,075,058 Class A common shares and 23,664,925 Class B common shares.

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
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-
accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

As a result, the audited consolidated financial statements prepared by Zenvia Inc. subsequent to the completion of the reorganization are presented “as if” Zenvia Brazil is the predecessor of Zenvia Inc. Accordingly, our audited consolidated financial statements included elsewhere in this annual report on Form 20-F reflect: (i) the historical operating results of Zenvia Brazil prior to such reorganization, (ii) the consolidated results of Zenvia and Zenvia Brazil following such corporate reorganization and (iii) the consolidated assets and liabilities of Zenvia and Zenvia Brazil for the years ended December 31, 2022 and 2021.

We maintain our books and records in Brazilian reais, the functional currency of our operations in Brazil and the presentation currency for our financial statements. Unless otherwise noted, the consolidated financial information of Zenvia and Zenvia Brazil contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to Zenvia’s consolidated financial statements included elsewhere in this annual report, which were, prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

We use Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA, collectively, to evaluate our ongoing operations and for internal financial planning and forecasting purposes. We believe that non-GAAP financial measures, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations.

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

We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations, expenses related to branch closing and expenses related to IPO grants.

EBITDA and Adjusted EBITDA

We calculate EBITDA as profit (loss) adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization.

We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing, expenses related to IPO grants and goodwill impairment. In particular, the exclusions in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and such exclusions remove items that we do not consider to be indicative of our core operating performance.

Market Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the Brazilian communication platforms market, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and specialized industry sources, such as the Central Bank, Fundação Getúlio Vargas, or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, World Bank and International Data Corporation, or IDC, Brazilian Association of Software Companies (Associação Brasileira das Empresas de Software), or ABES, Mobile Time, amongst others.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies in the United States that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Forward-Looking Statements

This annual report contains certain information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results and as such, are subject to risks and uncertainties. Many of the forward-looking statements in this annual report can be identified based on forward-looking words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “probable,” “project,” “seek,” “should,” “target,” “would,” or the opposite of these terms or other similar expressions.

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

Our forward-looking statements may be affected by the following factors, among others:

  our ability to increase cash generation and/or obtain funding through issuance of new equity or debt to comply with short and long term liabilities;
  our ability to achieve or maintain profitability;
  our ability to innovate and respond to technological advances, changing market needs and customer demands, such as the use of and demand for cloud-based customer experience, or CX, software-as-a-service, or SaaS, platform and our communications platform as a service, or CPaaS, products, such as short message service, or SMS;
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
  the inherent risks related to the SaaS and CPaaS market, such as the interruption, failure or breach of our computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services we offer;
  general macro- and micro-economic, political and business conditions in Brazil and other countries where we operate, including as a result of new policies that may be adopted by the new Brazilian president, and the impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses, as well as the impact of these conditions into our growth expectations and overall performance of our operations;
  the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;
  our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business as we continue to grow;
  our ability to attract and retain qualified personnel while controlling our personnel related expenses, as well as the lack of a qualified labor force (particularly developers);
  the dependence of our business on our relationship with service providers as well with certain cloud infrastructure providers, and volatility of the costs related therewith;
  our ability to maintain, protect and enhance our brand and intellectual property;
  our ability to maintain our classification as an emerging growth company under the JOBS Act;
6

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

D.                  Risk Factors

Certain Risks Relating to Our Business and Industry

We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.

In the context of our inorganic growth through acquisitions, we have recorded in our consolidated financial statements as of and for the fiscal year ended December 31, 2022 an amount of R$351,630 thousand as liabilities from acquisitions (being R$60,778 thousand recorded as current liabilities and R$290,852 thousand recorded as non-current liabilities), representing 41.0% of our liabilities as of December 31, 2022. Also, as of December 31, 2022, our loans, borrowings and debentures amounted to R$166,834 thousand, of which R$89,541 thousand was current and R$77,293 thousand was non-current, while our existing cash and cash equivalents amounted to R$100,243 thousand as of December 31, 2022.

If, for any reason, we are faced with continued difficulties in increasing our cash generation and/or accessing financing, this could hamper our ability to timely meet our principal and interest payment obligations with our creditors in general. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity.”

We have a history of net losses, and we expect to increase our expenses in the future, which could prevent us from achieving or maintaining profitability.

We have incurred net losses in the past, including a net loss of R$243,025 thousand for the year ended December 31, 2022 and R$44,646 thousand for the year ended December 31, 2021. We seek to improve our profitability, by taking measures to increase our EBITDA; however, we expect to have increased expenses with interest, depreciation and amortization, which may adversely impact our profitability. Also, we may not succeed in increasing our EBITDA to be profitable, as we seek to continue to expend significant funds to expand our direct sales force and marketing efforts to attract new customers, to develop and enhance our products and for general corporate purposes, including operations, upgrading our infrastructure and expanding into new geographical markets. To the extent we successfully increase our user base for our SaaS segment, we may also incur increased losses because costs associated with acquiring customers are generally incurred up front and may not be recovered from our customers, while the nature of the SaaS services refers to license subscriptions for the use of Zenvia platforms, where it is recognized proportionally to the time used. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase revenue from our customers in a sufficient manner to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including as a result of the other risks described herein, and unforeseen expenses, difficulties, complications, delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common shares may significantly decrease. Furthermore, it is difficult to predict the size and growth rate of our market, customer demand for our platform, user adoption and renewal of our platform, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not achieve or maintain profitability in future periods. If we fail to grow our revenues sufficiently to keep pace with our related investments and other expenses, our business would be harmed.

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

Approximately 65.6% of our revenue comes from our CPaaS segment and a substantial part of such revenue is generated from our SMS text messaging service. A reduction in our revenue from this service could materially adversely affect our operation results, cash flows and liquidity.

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

A significant portion of our revenue is currently concentrated in our outlier customers, which are our top 10 largest customers in terms of revenue. For the years ended December 31, 2022, 2021 and 2020, 37.0%, 34.5% and 33.1%, respectively, of our revenue was derived from such customers. Of our outlier customers, our single top customer alone accounts for more than 10% of our revenues. For the years ended December 2022, 2021 and 2020, 12.5%, 13.0% and 9.8%, respectively, of our revenue was derived from such single top customer. Therefore, a slowdown in the industries in which such customers are concentrated due to market forces, macroeconomic conditions or regulatory changes could result in decreased demand for our products and services. In particular, such customers are particularly vulnerable to the effects of adverse macroeconomic conditions due to the corresponding impacts that macroeconomic factors typically have on end-consumer spending. Such effects may affect our revenue volumes, results of operations and profit margins. For example, certain of our outlier customers reduced the usage of our SMS text messaging services in April 2020 as a cost-saving initiative designed to mitigate the impacts of COVID-19 pandemic on their businesses (the usage of such SMS services was restored to comparable levels in the succeeding six-month period). In addition, any adverse market forces affecting the industry in which our customers are currently concentrated also increases our counterparty risk as it may heightens their risk of default.

If we cannot keep pace with rapid developments and changes in our industry and fail to continue to acquire new customers, the use of our products and services could cease to grow or decline and, thereby, adversely affect our revenues, business and prospects.

The Customer Experience (CX) SaaS platform market in which we compete is subject to rapid and significant technological changes, new product and service roll outs, evolving industry standards and changing customer needs. New technologies can disrupt SaaS platforms, making them outdated and ineffective to attend to increasing customer demands.

Also, our CPaaS platform is currently substantially dependent on our SMS text messaging services. Although we believe there is still a growing market for SMS text messaging services, there has been an increase in alternative messaging channels that use data connections such as internet protocol based, or IP-based, messaging services, e.g., WhatsApp, Facebook Messenger, WeChat, Telegram and Line, which could impact our growth in CPaaS.

In order to remain competitive and continue to acquire new customers, we are continually involved in a number of projects to develop new products and services, in both CPaaS (communications platform as a service) and SaaS (software as a service) segments. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of customer adoption. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our customers. Furthermore, despite the evolving market for CX communications, the market may not continue to develop rapidly enough for us to recover the costs we incur in developing new services targeted at this market.

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

We expect to be increasingly dependent on WhatsApp, since it has become a preferred channel of communication in Brazil and elsewhere in Latin America. Since WhatsApp is notably strict about the manner in which companies are allowed to interact with WhatsApp users, changes in the policies or in the terms and conditions of use of this communication channel might also adversely affect market potential and attractiveness for WhatsApp based solutions in the event such changes result in a decrease of possible use cases or result in increases on message content restrictions. For instance, in 2021, WhatsApp made changes to the conversation-based pricing policy of its business platform. As a result of these changes, certain interactions between businesses and their end-customers, which were previously free of charge, may now be subject to charges under certain conditions. This change so far had no significant impact in our operations, but we cannot guarantee that a future increase in costs in the usage of WhatsApp will not adversely impact our results of operations or the expected growth derived from the usage of this channel of communication or that we will be able to pass such costs onto our customers.

Failure to set optimal prices for both our SaaS solutions and CPaaS solutions could adversely impact our business, results of operations and financial condition.

We charge our CPaaS customers based on the use of our products. One of our pricing challenges is that our costs related to network service providers, on whose networks we transmit SMS communications, which is our main product within the CPaaS segment, can vary given certain elements that may be difficult for us to predict, such as pricing increases upon renewal of our agreements with such providers and/or annual adjustments on SMS fees as a result of inflation or otherwise, that we cannot pass onto our customers and/or certain minimum take or pay SMS volume purchase obligations imposed on us by network services providers and the volume of which we cannot guarantee will be contracted by our new or existing customers. Additionally, fees paid by us to network service providers can be also affected by the enactment of new rules and regulations (including an increased amount of applicable taxes or governmental fees). This can result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. For more information about our relationship with network service providers, see “Item 10. Additional Information—C. Material Contracts.”

Our SaaS solutions are mostly charged based on a subscription-based revenue model. We may fail to set pricing for subscriptions at levels appropriate to maintain our revenue streams or our customers may choose to deploy products from our competitors that they believe are more favorably priced. Similarly, we may fail to accurately predict subscription renewal rates or their impact on our operating results. Given that revenue from subscriptions is recognized for our services over the term of the subscription, downturns or upturns in sales may not be reflected immediately in our results.

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

We may require additional financing to support our future capital requirements and we may not be able to secure such financing on favorable terms or at all. Our current level of indebtedness could make it more difficult or expensive to refinance our maturing debt and/or incur new debt.

We intend to continue to make investments to support our business and may require additional funds to support our capital requirements. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing departments and our presence outside of Brazil, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

Our current level of indebtedness could affect our credit rating and our ability to obtain any necessary financing in the future and may increase our cost of borrowing. In addition, our level of indebtedness could make it more difficult to refinance our existing indebtedness and could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect us as well as to fund our operations, working capital and capital expenditures necessary for the maintenance and expansion of our business activities. As of December 31, 2022, our total loans, borrowings and debentures outstanding was R$166,834 thousand, comprising R$89,541 thousand of current and R$77,293 thousand of non-current.

If we fail to anticipate and adequately respond to rapidly changing technology, evolving industry standards, changing regulations, and changing consumer trends, requirements or preferences, our products from both the SaaS and CPaaS segments may become less competitive, which may adversely affect our sales.

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

Our segments (CPaaS and SaaS) depend on customers increasing their use of our products, and any loss of customers or decline in their use of our products could materially and adversely affect our business, results of operations and financial condition. In addition, our customers generally do not have long-term contractual arrangements with us and may cease to use our products at any time without penalties or termination charges.

Our ability to grow and generate incremental revenue from both our segments (CPaaS and SaaS) depend, in part, on our ability to maintain and grow our relationships with existing customers (including any customers acquired through our acquisitions) and to have them increase their usage of our platform. Customers are charged based on the actual usage volume of our products, and if they do not increase their use of our products, our revenue may decline and our results of operations may be adversely affected. For more information as to our product offerings, see “Item 4. Information on the Company—B. Business Overview—Our Customers.”

Most of our customers, both from CPaaS and SaaS, do not have long-term contractual arrangements with us and may reduce or cease their use of our products at any time without penalty or termination charges provided they give us thirty days’ prior written notice. Customers may terminate or reduce their use of our products for a number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. If a significant number of customers cease using, or reduce their usage of our products, we may be required to spend significantly more on sales and marketing initiatives than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition. See “—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

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

Our number of active customers for the years ended December 31, 2022, 2021 and 2020 was 13,336, 11,827 and 9,442, respectively. We have been able to so far successfully, but cannot guarantee that we will continue to, increase the number of our customers and revenues generated within the active customer base. Our Net Revenue Expansion (NRE) rate was 108%, 122% and 113% for the years ended December 31, 2022, 2021 and 2020, respectively. Net Revenue Expansion (NRE) rate is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product). For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

There can be no assurance that we will be able to sustain or grow our customer base or sustain or improve overtime our Net Revenue Expansion (NRE) rate.

Potential customers of our CPaaS and SaaS segments may be reluctant to switch to a new vendor, which may adversely affect our growth.

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

We continue seeking to attract new customers. In furtherance of this objective, we held “Mundo Zenvia,” a customer day event, in October 2022 and are working on solutions to address the potential resistance of customers to migrate to a new platform, by creating resources to educate them on the functionality and operation of our products. In additional, some of our solutions, such as the Consulting segment from D1, which we have consolidated with our SaaS segment for reporting purposes, provide us with insight to improve the functionality of our SaaS and CPaaS solutions vis-à-vis the products and solutions offered by our competitors. However, there can be no assurance that our approach to overcome potential customer reluctance to change vendors will be successful, which may adversely affect our growth.

If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our existing products, increase adoption and usage of our products and introduce new products. The success of any product enhancements or new products depends on several factors, including timely completion, adequacy to customer needs, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. We cannot guarantee that product enhancements and new products will perform as well as or better than our existing offerings. Product enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. For instance, since the completion of our initial public offering, we completed the acquisition of Sensedata Tecnologia Ltda, or SenseData, and One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. - Direct One, or D1, in order to add to our product offerings a customer actionable data platform and a platform that connects different data sources to enable a single customer view layer into our product offerings. Further, on May 2, 2022, we completed the acquisition of 100% of the share capital of Movidesk Ltda., or Movidesk, a company focused on customer service solutions to define workflows, providing integration with communication channels and monitoring tickets through dashboards and reports. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions—Consummated Acquisitions.” We also intend to continue developing new SaaS services, which may require us to maintain and/or increase a developers team and, therefore, may lead to higher expenses in research and development. For instance, on February 2023, we announced the integration of ChatGPT technology, into our mass texting solution, Zenvia Attraction, to provide increasingly personalized and efficient suggestions in the composition of messages. There can be no assurance that these investments and any future investments will result in products or enhancements that will be accepted by existing or prospective customers. Our ability to generate additional usage of products by our customers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, our business, results of operations and financial condition would be adversely affected.

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
15

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

With the completion of the acquisitions of Rodati Motors Corporation, or Sirena, D1, SenseData and Movidesk, we expanded the scope of our offerings and now also offer to our customers multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences, including customer service solutions to define workflows, by integrating communication channels and monitoring tickets (through dashboards and reports), as well as communication actions and specific 360º customer journeys, from our acquired companies. As we expand the scope of our products, we may face additional competition. If one or more of our competitors were to merge or partner with other competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. In addition, some of our competitors have lower listed prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

We have experienced organizational changes to our business associated with our growth and may not be able to effectively manage those changes.

We have experienced growth in our business in terms of employees and customers, and we cannot assure that we will be able to effectively manage those changes. For example, our consolidated headcount was 1,191, 1,085 and 470 employees as of December 31, 2022, 2021 and 2020, respectively, an increase of 9.8% to December 31, 2022 from December 31, 2021 and 131% to December 31, 2021 from December 31, 2020.

Our consolidated headcount as of December 31, 2022 takes into account the reduced workforce outside of Brazil of 49 employees, from 108 employees as of December 31, 2021, resulting from management’s review of our corporate structure, as furnished to the SEC on a current report on Form 6-K on November 10, 2022, to support our growth. As of December 31, 2022, we estimated that this measure will reduce around R$40.0 million in personnel expenses on a yearly basis as of 2023. Such reduction is in line with the current global economic scenario and the acceleration of the integration of our acquisitions and is being combined with several other cost-cutting actions as we focus on cash preservation and EBITDA generation. While we believe these changes may help us achieve a more cost-efficient organization and will be of long term value to our shareholders, the full scope, scale and impact of the reduction in workforce is not yet known. The resulting changes and related disruption may have near-term effects on our business, growth and profitability.

Despite the reduction in our international headcount, we are working towards expanding our brand presence outside of Brazil. We currently have offices in Argentina, the United States and Mexico and are in the process of reaching/acquiring customers in other countries in Latin America and internationally.

We may fail to effectively execute, or achieve the stated goals of, the reduction in workforce or our key strategic priorities. Our plans may also change as we continue to refocus on our key priorities. These actions may take more time than we currently estimate and we may not be able to achieve the cost-efficiencies sought. In addition, the reduction in workforce may negatively impact employee morale for those that are not directly impacted, which may increase employee attrition and hinder our ability to achieve our key priorities. Any failure to achieve the expected benefits from the reduction in workforce or from other recent management and personnel related changes could adversely affect our stock price, financial condition and ability to achieve our key priorities.

We have also experienced growth in the number of customers, usage and amount of data that our platform and associated infrastructure support. Our number of active customers for the year ended December 31, 2022 increased to 13,336, from 11,827 in the year ended December 31, 2021 and from 9,442 in the year ended December 31, 2020, an increase of 12.7% and 25.3%, respectively, during each year.

We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we expand our business outside Brazil, namely Argentina, Mexico and the United States, and mature as a public company, we may find it difficult to maintain our corporate culture while managing this growth. Any failure to manage growth and organizational changes in our business in a manner that preserves the key aspects of our culture could harm our future prospects, including our ability to recruit and retain personnel, and effectively focus on and pursue our corporate objectives. This, in turn, could adversely affect our business, results of operations and financial condition.

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

Outbreaks or potential disease outbreaks may adversely affect the global capital market (including the capital market where our Class A common shares are traded), the global economy (including the Latin America economy) and the trading price of our Class A common shares. Historically, certain epidemics, pandemics and regional or global outbreaks, such as the coronavirus (COVID-19), zika virus, ebola, H5N5 virus (popularly known as avian influenza), foot-and-mouth disease, H1N1 virus (influenza A, popularly known as swine flu), middle east respiratory syndrome (MERS) and severe acute respiratory syndrome (SARS) have affected certain sectors of the economy in the countries where these diseases have spread.

In 2020, the COVID-19 pandemic and the measures adopted to contain its spread significantly restricted the movement of people, goods and services worldwide, including all of the regions in which we operate, adversely affected the global financial and capital markets and led to an economic crisis in many countries, including Brazil. Like many other companies, including our customers and prospective customers, on March 16, 2020, our management decided to close our offices and we started to gradually reopen them as from August 31, 2020, to the extent allowed by municipal local rules. In October 2020, we announced our plan to implement Zenvia Anywhere, a remote work arrangement for employees, which we later adopted as a permanent arrangement based on positive employee feedback and our initiatives to attract talent no matter where the individual is based and to build a global team mentality. We believe this model has been successful and we have continued with the remote work arrangement. In addition, our operations may be adversely affected in case of another outbreak causing large-scale employee absence.

Even though our experience with remote working has been positive and we believe it aligns with our corporate culture, it is possible that we may have a negative impact on our operations in certain situations, such as in the event of natural disasters, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely. In such circumstances, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

A new outbreak of any highly communicable virus could have a far-reaching and a material adverse impact on the financial capacity of our customers, suppliers and third-party business partners and potentially lead to an ongoing global economic downturn, which could result in constrained supply or reduced customer demand and willingness to enter into or renew contracts with us. Any of the foregoing could have a material adverse effect on us. Customers are charged based on the usage of our platform, and most of our customers do not have long-term contractual arrangements with us and, therefore, most of them may reduce or cease their use of our platform at any time without penalty or termination charges. If our customers are unable to pay us or reduce or discontinue their contract with us, we may be adversely affected by the inability to collect payment amounts or a reduction in revenue. We also may experience impact from delayed sales cycles, including delays with signing or renewals of contracts on the part of existing and prospective customers, or reducing budgets or the commitment term related to our product and service offerings. In addition, global recessions and/or economic slowdowns, notably in Brazil, including a scenario of rising unemployment may result in less commercial activity during a pandemic and after the outbreak has subsided, having the potential to decrease the demand for our products.

We believe that our sales in the year 2020 would have been higher in the absence of COVID-19 pandemic, as some of our customers implemented cost-saving measures to manage their businesses during lockdowns and constraints, which included setting caps to their IT and marketing budgets that ended up adversely impacting the usage levels of our products by them, and it took nearly six months to restore the usage of our products to the pre-April 2020 level.

As modern-day society has become increasingly dependent on usage of voice and messaging services for communication needs. We believe there will be increased strain on and demand for the telecommunications infrastructure, including our voice and messaging products, which may require us to make additional investments to increase network capacity, the availability of which may be limited. For example, if the data centers on which we rely for our cloud infrastructure and the network service providers with which we interconnect are unable to keep up with capacity needs or if relevant governmental or regulatory authorities limit our bandwidth, our customers may experience service delays, interruptions or outages. From time to time, including due to the COVID-19 pandemic back in 2020, our data center suppliers and our network service providers have had outages which resulted in disruptions in service for our customers. Any of these events could harm our reputation, impact our relationships with customers, cause them to reconsider or terminate the use of our products, impair our ability to increase revenue from existing customers and grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise adversely affect our business, results of operations and financial condition.

Although we did not experience any material impact derived from the COVID-19 pandemic in our operations and financial condition during the year 2022, we may be in future periods due to consequences of it, such as supply chain constraints and higher inflation, which remain a risk to us in the near term.

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
  changes in laws, industry standards, regulations or regulatory enforcement, in Brazil or internationally, including Signature-based Handling of Asserted Information Using to KENs/Secure Telephone Identity Revisited (SHAKEN/STIR), a technology framework intended to combat unwanted robocalls and fraudulent caller ID spoofing, and other robocalling prevention and anti-spam standards as well as enhanced Know-Your-Client processes that impact our ability to market, sell or deliver our products;
  the number of new employees;
  changes in network service provider fees that we pay in connection with the delivery of communications on our platform;
19

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
  the impact of new accounting pronouncements; and
  expenses in connection with mergers, acquisitions or other strategic transactions and the follow-on costs of integration, as well as potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses.
20

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

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity. Disruption or deterioration in the quality of these services or deterioration of the financial capacity of such service providers could adversely affect our business, results of operations and financial condition. Also, our platform must integrate with network technologies and we expect to continue to have to integrate our platform with other software platforms and technologies. In addition, if our products and platform are unable to interconnect with any of our network service providers, software platforms and technologies, our business may be materially and adversely affected.

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

Also, our platform must integrate with network technologies and we expect to continue to have to integrate our platform with other existing software platforms and technologies (such as Facebook Messenger, WhatsApp, other Apple and Google systems, among others) and others to be developed in the future, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in technologies. For example, our network service providers may adopt new filtering technologies in an effort to combat spam, filter spam and unwanted phone calls, messages or robocalling. Such technologies may inadvertently filter desired messages or calls to or from our customers. If network service providers and/or other software platforms that we integrate (or expect to integrate) with our platform, or our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Also, there can be no assurance that any such platforms and technologies (such as Facebook Messenger and WhatsApp) will continue to provide us with access to their infrastructure. Further, such platforms and technologies may be subject to specific regulations in each country where they operate, and we depend on such platforms and technologies that we use in our business being compliant with such regulations. For instance, if any such platform fails to comply with the applicable regulations or certain orders from competent authorities  — e.g., disclosing confidential information or blocking access to certain users deemed to have committed illegal activities — such platforms and technologies may face sanctions, including being banned from operating in the respective country.

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

Network service providers have in the past, and may in the future, unilaterally charge additional fees or change prices due to commercial, regulatory, competitive or other industry related changes that increase our network costs. For more information regarding our commercial relationship and agreements with network service providers, see “Item 10. Additional Information—Material Contracts.” While we have historically responded to these types of fee increases through a combination of negotiations with our network service providers, absorbing the increased costs or changing our prices to customers, there is no guarantee that we will continue to be able to do so in the future without a material negative impact to our business.

Also, the developers of IP-based messaging services that we use in our platform (such as WhatsApp) may in the future unilaterally charge additional fees or change their prices due to commercial, regulatory, competitive or other industry related changes that may adversely affect our costs. See also “—Failure to set optimal prices for both our SaaS solutions and CPaaS solutions could adversely impact our business, results of operations and financial condition.” For example, in 2021, WhatsApp reformulated the pricing model for the usage of their messaging services.  Even though this measure did not have to date a material effect in our results, we cannot guarantee that future changes will not impact our results, since we may not be able to reflect increased costs in our prices to our customers and/or assure the continuance of the agreements with such customers.

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

In July 2020, we concluded the acquisition of Sirena, a company that develops SaaS that enable corporations to manage sale processes through WhatsApp accounts. Sirena currently operates outside of Brazil, and has offices in Argentina, the United States and Mexico. Our acquisition of Sirena represents the first step in our strategy to expand our business outside of Brazil. We expect to continue to expand our international operations and to increase our revenue from customers inside and outside of Brazil as part of our growth strategy.

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

On November 1, 2021 we concluded the acquisition of SenseData, a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore. The acquisition of SenseData is a step forward for Zenvia to consolidate its position as a unified end-to-end CX platform.

Further, on May 2, 2022, we completed the acquisition of 100% of the share capital of Movidesk, a company focused on customer service solutions to define workflows, providing integration with communication channels and monitoring tickets through dashboards and reports.

See “—We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment (including Sirena, D1, SenseData and Movidesk) to produce the anticipated results or achieve the expected benefits, the failure to complete a pending acquisition, or the inability to fully integrate an acquired company, could adversely affect our business.”

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

In addition, we may face risks in doing business internationally that could adversely affect our business, including:

  exposure to political developments in Brazil, Argentina, Mexico and other Latin American countries into which we plan to expand that may create an uncertain political and economic environment and instability for businesses, which could disrupt the sale of our services and the mobility of our employees and contractors between and within these jurisdiction;
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
24

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
  limited protection for intellectual property rights in certain countries;
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
  political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location; and
  the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment (including Sirena, D1, SenseData and Movidesk) to produce the anticipated results or achieve the expected benefits, the failure to complete a pending acquisition, or the inability to fully integrate an acquired company, could adversely affect our business.

We may from time to time acquire or invest in complementary companies, businesses, technologies, services, products and other assets in the future. For instance, in July 2020, July 2021, August 2021 and May 2022, we closed the acquisition of Sirena, D1, SenseData and Movidesk, respectively. We also may from time to time enter into relationships with other businesses to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure investors that the acquisitions we consummated (such as Sirena, D1, SenseData and Movidesk) or  our prospective acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations of the acquired companies, including their technologies, products personnel, financial systems, distribution or operating procedures, particularly if the key personnel of the acquired company choose not to work for us, their products or services are not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may adversely affect our operating results. Further, there can be no assurance that we had or will have full access to all necessary information to assess any assets acquired or will acquire and identify and mitigate the risks, liabilities and contingencies in connection with the due diligence performed. We may discover liabilities or deficiencies associated with the assets or companies we acquire or ineffective or inadequate controls, procedures or policies at an acquired business that were not identified in advance, any of which could result in significant unanticipated costs and adversely impact our business. Also, in the context of our acquisitions, we may face contingent liabilities in connection with, among others things, (i) judicial and/or administrative proceedings of the business we acquire, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement and may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays of such preparation. Moreover, the anticipated benefits of any acquisition, investment, disposition, divestment or business relationship may not be realized, such transaction or relationship may turn out to be less favorable to us, or we may be exposed to unknown risks or liabilities. For example, an acquired business may perform worse than expected and a disposed business may perform better than expected.

In addition, intangible assets and goodwill acquired in business combinations may not be realizable and could result in impairment, if our projections of long-term growth do not occur, or if macro-economic events reduces the expected industry growth.

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, we recognized an impairment of R$136,723 thousand in our SaaS cash-generating units, or CGU, that reduced the carrying amount of goodwill of this CGU to its recoverable amount. This impairment is attributable to the combination of a slower-than-expected revenue growth of our SaaS CGU in the context of a challenging macroeconomic scenario and an increased perceived risk resulting in higher discount rate. Further impairment charges with respect to our goodwill and intangible assets could have a material adverse effect on our results of operations and shareholders’ equity in future periods.

Further, certain acquisitions, partnerships and joint ventures we may enter into in the future may prevent us from competing for certain customers or in certain lines of business, and may lead to a loss of customers. We may spend time and money on projects that do not increase our revenue. To the extent we pay the consideration of any acquisition in cash, it would reduce our cash reserves, and to the extent the consideration is paid with any of our shares, it could be dilutive to our shareholders. To the extent we pay the consideration with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations. For further information about our recent acquisitions, see “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

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

The privacy and security of personal, sensitive, regulated or confidential data is a major focus in our industry and we and our customers that use our products are subject to federal, state, local and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. The nature of our business exposes us to risks related to possible shortcomings in data protection. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, including the data protection of our customers, the end-consumers of our customers and employees or third parties, could harm our reputation, impair our ability to attract and retain our customers, or Subject us to claims or litigation arising from damages suffered by individuals.

Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais, or LGPD), entered into force on September 18, 2020 to regulate the processing of personal data in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the ANPD) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from the company to remain fully compliant.

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

In addition, we may benefit from certain tax incentives related to research and development and technological innovation, established by Law No. 11,196, dated November 21, 2005, as amended, or Lei do Bem, and regulated by Decree No. 5,798, dated June 7, 2006. Our ability to benefit from these incentives depends on our compliance with certain obligations. Failure on our part to comply with certain obligations in accordance with the applicable rules or to provide the documentation required to substantiate such tax credits could result in the loss of such incentives that have not yet been used and claims by the Brazilian tax authorities of the amount corresponding to taxes not paid as a result of the incentives already used, in addition to penalties and interest under Brazilian tax laws. If any of our tax benefits expires, terminates or is cancelled, we may not be successful in obtaining new tax benefits that are equally favorable, which may materially adversely affect us. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates—Income tax and social contribution.”

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

Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain or could have limited access to. Our inability to acquire or retain DIDs for our operations would make our voice and messaging products less attractive to potential customers in the affected local geographic areas or could restrain our capability of offering VOIP services for telemarketing purposes. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud communications, has increased, which increases our dependence on needing sufficiently large quantities of DIDs. It may become increasingly difficult to source larger quantities of DIDs as we scale and we may need to pay higher costs for DIDs, and DIDs may become subject to more stringent regulation or conditions of usage such as the registration and ongoing compliance requirements discussed above.

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

In Brazil, the Brazilian National Telecommunication Agency (Agência Nacional de Telecomunicações), or ANATEL, recently determined that telemarketing calls are required to use a non-geographical 0303 pre fixed code for customers be able to identify them. Although we enable our customers to access such non-geographical codes in order to comply with such determination, we might not be able to adjust to new regulations in a timely manner, which may lead to fines or unexpected expenses until we are fully able to become fully compliant with applicable laws and regulations. Also, if we fail to comply with such regulations we may lose customers and revenues, which could have a material adverse effect on our business, results of operations and financial condition. See “—Certain Risks Relating to Our Business and Industry—Future legislative, regulatory or judicial actions impacting our products, services, platform and/or our business (including CX communications platform and software products) could also increase the cost and complexity of compliance and expose us to liability.”

Any of the foregoing factors could adversely affect our business, results of operations and financial condition.

Our credit facility arrangements contain restrictive and financial covenants that may limit our operating flexibility and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

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

Failure to meet or satisfy any of these covenants could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we may be required to seek waivers or renegotiate our existing agreements. For example, in 2022, we renegotiated our financing agreements such that no financial covenants were applicable in that year; however, there can be no guarantee that we will be successful in future renegotiations if we fail to meet the financial targets for our current and future debt covenants. If we are unable to obtain such waivers, a large portion of our debt could be subject to acceleration. In the event of acceleration, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

We are a company incorporated under the laws of the Cayman Islands with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries results of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. We have been and expect to be subject to cybersecurity threats and incidents, including employee errors or individual attempts to gain unauthorized access to information systems. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party’s fraudulent inducement of our employees to disclose information, unauthorized access or usage, virus or similar breach or disruption of us or our service providers, could result in loss of confidential information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Such liabilities are also related to the penalties, lawsuits and other regulatory scrutiny arising from the LGPD and the Brazilian Code of Consumer Defense. According to the Brazilian Code of Consumer Defense, consumers may file complaints with consumer protection agencies, comprising the Federal Consumer Agency (Departamento de Proteção e Defesa do Consumidor), and the local consumer protection agencies, or PROCONs. In case consumer protection agencies identify a violation of the Brazilian Code of Consumer Defense, such agencies may impose the penalties set forth in section 56 of the Brazilian Code of Consumer Defense (commonly a fine that varies from R$800 (eight hundred reais) to up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the case). Consumers may also file civil lawsuits seeking compensation for damages. In addition, the Public Prosecutor’s Office may initiate a proceeding which consists of civil inquiries or investigations arising from consumer complaints in order to verify the company’s compliance with consumer law. If the inquiries or investigations conclude that there was no infraction to the law, administrative proceedings filed by the Public Prosecutor Office may be postponed or closed. However, administrative proceedings may also lead to Terms of Conduct Adjustment, or TACs, entered into between us and the relevant authorities, which are intended to adjust our conduct to certain requirements and legal standards, or lead to a public civil action (ação civil pública) against us. Accordingly, if our cybersecurity measures or those of our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees and contractors, our reputation, customer trust, business, results of operations and financial condition could be adversely affected. Vulnerability to cyberattacks may increase in light of our adoption of a permanent remote work policy (Zenvia Anywhere), a measure that we implemented as a result of the COVID-19 pandemic. While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

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

Our results of operations may vary based on the impact of changes in our industry or the global economy on our customers. Our results of operations depend in part on demand for information technology and cloud communications. In addition, our revenue is dependent on the usage of our products, which in turn is influenced by the scale of business that our customers are conducting. To the extent that weak economic conditions, global inflation, higher interest rates, geopolitical developments, such as existing and potential trade wars, and other events outside of our control, such as the COVID-19 pandemic, result in a reduced volume of business for, and communications by, our customers and prospective customers, demand for, and use of, our products may decline. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable. If our customers reduce their use of our products, or prospective customers delay adoption or elect not to adopt our products, as a result of a weak economy, this could adversely affect our business, results of operations and financial condition.

A material weakness in our internal control over financial reporting has been identified. If we are unable to remedy such material weakness or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.

After our initial public offering completed in July 2021, we became subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures.

In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal controls over financial reporting as of December 31, 2022. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the ineffective implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change-management over information technology systems that support the financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs. This material weakness did not result in a material misstatement to our consolidated financial statements. In response to the GITCs deficiencies that had already been identified and reported by our external independent auditors, we designed and implemented several internal controls, seeking to enhance our control environment.

However, the GITCs implemented during the year ended December 31, 2022 did not operate on a timely basis to provide sufficient assurance regarding the remediation of the material weakness identified during the audit of our financial statements for the year ended December 31, 2021. Although we are confident that the remedial measures mentioned above improved our internal control over financial reporting and address the underlying cause of this material weakness, we cannot assure investors that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Item 15. Controls and Procedures — B. Management’s Annual Report on Internal Control Over Financial Reporting” for additional details.

In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting or that in the future we will not have additional material weaknesses in our internal control over financial reporting. Moreover, while we currently do not expect that the expenses we will have to incur to remediate the above referred material weakness will adversely affect our business, we may incur in unforeseen expenses.

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

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates will grow. For example, global political events, including the United Kingdom’s exit from the European Union, the recent conflict between Ukraine and Russia, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers in Brazilian reais, in light of our international expansion we expect to transact with customers in Mexican pesos, Argentine pesos, and U.S. dollars, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

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

Except as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Working Capital,” we do not maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

In the ordinary course of business, we and our subsidiaries are and may continue to be in the future parties to tax, civil, labor and consumer protection proceedings, as well as arbitration and administrative investigations, inspections and proceedings whose outcomes may be unfavorable to us. As of December 31, 2022 and 2021, we have established an amount of R$39,750 thousand and R$36,076 thousand, respectively, in provisions for disputes that represent a probable loss for us and our subsidiaries. Also, we are not required to record provisions for proceedings in which our management judges the risk of loss to be possible or remote. However, the amounts involved in some of these proceedings may be substantial, and eventual losses on them could be significantly high. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded. Unfavorable decisions in our legal proceedings (including court decisions unfavorable to us in amounts above those provisioned for or that prevent us from carrying out our projects, as initially planned) may, therefore, reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. For more information on material legal proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings.”

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

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

The Brazilian political environment influenced and continues to influence the economic performance of the country. The political crises affected and continue to affect the trust of investors and the general public, causing economic slowdowns and an increase in volatility of securities issued by Brazilian companies.

Political instability has been exacerbated by the Brazilian polarized presidential election held in October 2022. After having his criminal convictions related to Operação Lava Jato overturned and his political rights restored by the Brazilian Supreme Court, former Brazilian president Luiz Inácio Lula da Silva ran for office in the presidential election and narrowly defeated President Bolsonaro. Luiz Inácio Lula da Silva took office on January 1, 2023. In the aftermath of the November 22 presidential election, there have been countrywide roadblocks and protests by supporters of former president Jair Bolsonaro disputing the election results, culminating, on January 8, 2023, in riots in the country’s federal capital, Brasilia, where protesters stormed government buildings, including the Congress, the Supreme Court and the Presidential Palace. It is unclear whether this heightened state of political and social tension will dissipate or intensify in following months and what resulting impacts may occur to adversely affect our business operations or the safety of our employees, our customers, and the communities in which we operate.

Furthermore, the federal government’s difficulty in having a majority in the National Congress could result in a deadlock, political unrest and massive demonstrations and/or strikes, which may adversely affect our business, financial condition and results of operations. Uncertainties regarding the current government’s implementation of changes in monetary, fiscal and social security policies, as well as the relevant legislation, may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.

The president of Brazil has the power to establish policies and perform governmental acts related to the conduction of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the President will adopt, much less whether such policies or changes in current policies could have an adverse effect on us or on the Brazilian economy.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular the reform of Brazil’s pension system, which was approved in 2019 by the Brazilian Congress, will be critical for Brazil to comply with the spending limit. Discussions in the Brazilian Congress relating to fiscal reform remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 5.8%, 10.1% and 4.5% for the years ended December 31, 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% as of December 31, 2020, 9.25% as of December 31, 2021 and 13.75% as of December 31, 2022. As of the date of this annual report, the official Brazilian base interest rate is 13.75%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022 and R$5.048 per US$1.00 on April 26, 2023. There can be no assurance that the real will not again depreciate and/or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, 1.1% for the year ended December 31, 2019 and a contraction of 4.1% for the year ended December 31, 2020. Brazilian GDP grew 4.6.% in the year ended December 31, 2021 and grew 2.9% in the year ended December 31, 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil (which is our case) is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. For example, share prices of companies with significant operations in Brazil (whether they are listed on NASDAQ, NYSE or the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão)) have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in  securities issued by companies with significant operations in Brazil, adversely affecting the price of our Class A common shares. Interest rates have increased rapidly in the United States in the year ended December 31, 2022. For instance, in March 2022, the U.S. Federal Reserve raised its benchmark federal funds rate by 0.25% to a range between 0.25% and 0.50%, the first increase since December 2018. The U.S. Federal Reserve recently increased interest rates in the United States to a target range of 4.75%-5%. It is anticipated that the U.S. Federal Reserve will again raise the federal funds rate in the coming months up to a peak of 5.1%. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies in emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, increase in inflation, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

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

In addition, the U.S. president has considerable influence, which may materially and adversely affect the global economy and political stability. We cannot ensure that the U.S. presidential administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Class A common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. Further, on January 31, 2020, the United Kingdom announced it had officially exited the European Union, commonly referred to as Brexit, and entered a transition period. Brexit has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations. The effects of Brexit will depend on many factors, including any trade deals that the United Kingdom makes to retain access to European Union markets. Brexit could lead to legal uncertainty and give rise to potentially conflicting national laws and regulations as the United Kingdom determines which laws of the European Union will be replaced or replicated. The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. The economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility.

Furthermore, global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization (NATO). Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russians bank being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets.

While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. Should the conflict continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped natural gas, oil and agricultural goods, among others. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to (i) credit and capital market disruptions, (ii) increase in interest rates and inflation in the markets in which we operate, (iii) lower or negative global growth, among others.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China and the rise of populism. Growing tensions may lead, among others, to a de-globalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets. These developments, as well as potential crises and other forms of political instability, or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

We are continuing to monitor the situation in Russia, Ukraine and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

  In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was affirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook, which was affirmed in December 2020. On November 30, 2021, Standard & Poor’s maintained the BB- rating with a stable outlook, which was confirmed on June 2022.
  In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s affirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. In May 2020, December 2021, and in April 2022 Moody’s maintained the Ba2 rating with a stable outlook.
  In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was affirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative, citing the deterioration of the Brazilian economic and fiscal scenarios and the worsening risks for both dimensions, given the renewed political uncertainty, in addition to the uncertainties about the duration and intensity of the COVID-19 pandemic. In November 2020, Fitch maintained the BB-negative rating with a negative outlook. In July 2022, Fitch reaffirmed the BB- negative rating. In December 2022, Fitch affirmed Brazil as BB- negative rating with stable outlook.
43

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

Certain Risks Relating to the Recent Developments in the Banking Sector

Recent bank closures and failures and financial instability in the United States and elsewhere have caused uncertainty and fear of instability in the global financial system generally. In addition, certain financial institutions have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors at these institutions have withdrawn, or may withdraw in the future, significant sums from their accounts at these institutions. Notwithstanding intervention by U.S. governmental agencies and governmental agencies from other countries to protect the uninsured depositors of banks that have recently closed, there is no guarantee that the uninsured depositors of a financial institution that closes (which depositors could include us) will be made whole or, even if made whole, that such deposits will become available for withdrawal in short order. There is a risk that other banks, or other financial institutions, may be similarly impacted, and it is uncertain what steps (if any) regulators may take in such circumstances. As a consequence, for example, we may be delayed or prevented from accessing money, making any required payments under their own debt or other contractual obligations or pursuing key strategic initiatives. In addition, such bank failures or instability could affect, in certain circumstances, the ability of both banks and investors to undertake and/or execute transactions with us, which in turn may result in shortfalls or defaults under existing investments. In addition, in the event that a financial institution that provides credit facilities and/or other financing to us closes or experiences distress, there can be no assurance that such bank will honor its obligations or that we will be able to secure replacement financing or capabilities at all or on similar terms. There can be no assurances that we will establish banking relationships with multiple financial institutions, and we are expected to be subject to contractual obligations to maintain all or a portion of our respective assets with a particular bank (including, without limitation, in connection with a credit facility or other financing transaction). Uncertainty caused by recent bank failures – and general concern regarding the financial health and outlook for other financial institutions – could have an overall negative effect on banking systems and financial markets generally. These recent developments may also have other implications for broader economic and monetary policy, including interest rate policy.

We maintain our cash and short-term investments with a diverse group of large global financial institutions, with 92% of our cash and cash equivalents in Brazil, 4% in Mexico, 2% in Argentina and 2% in the United States. Therefore, we believe we have minimum exposure to bank failures in the United States and elsewhere. For example, our exposure with respect to the recent Silicon Valley Bank (SVB)’s failure totaled less than US$100 thousand (R$510,721, considering the exchange rate of R$5.218 per US$1.00 as of December 31, 2022) at the date the SVB failure was announced. We have since then been able to transfer the majority of these amounts to other bank accounts. As of March 31, 2023, we had less than US$9 thousand (R$46,330, considering the exchange rate of R$5.218 per US$1.00 as of December 31, 2022) at SVB, which amount is insured by the Federal Deposit Insurance Corporation (FDIC), and we have no credit facilities or other financial relationships with SVB; therefore, we do not anticipate a material impact to our financial condition or operations as a result of SVB’s transition into receivership by the FDIC. Also, we have no funds deposited with Credit Suisse, a major global financial institution which was recently subject to a significant degree of instability. However, for the reasons described above, there can be no assurances that conditions in the banking sector and in global financial markets will not worsen and/or adversely affect us or our results of operations.

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
  the failure of financial analysts to cover our Class A common shares or changes in financial estimates by analysts;
  actual or anticipated variations in our operating results;
44

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
45

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

In addition, price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many SaaS and CX communications platform companies. Often, their stock prices fluctuate in ways that are unrelated or disproportionate to the operating performance of companies. In some instances, shareholders have filed a class action lawsuit after periods of market volatility. If we are involved in litigation regarding securities, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business. In addition, the occurrence of any of the factors listed above, along with others, may cause our share price to drop significantly and there is no guarantee that our share price will recover. As a result, investors may not be able to sell our Class A common shares they hold at a price equal to or greater than the price paid by such investor and, therefore, may lose some or all of their investment.

As of December 31, 2022, our controlling shareholders, in the aggregate, own 100% of our outstanding Class B common shares, which represent approximately 93.26% of the voting power of our issued capital and 58.91% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate the totality of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits an investor’s ability to influence corporate matters.

As of December 31, 2022, our controlling shareholders own 100% of our Class B common shares, resulting in their ownership of 58.91% of our outstanding shares, and, consequently, 93.26% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders And Related Party Transactions — A. Major Shareholders.” These entities will control a majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders will be able to elect the members of our board of directors. Our controlling shareholders will be able to appoint the totality of our board despite owning a non-proportionate number of shares and any corporate restructuring, merger or consolidation or any business combination transaction will additionally require the approval of our controlling shareholders so long as they each hold Class B common shares. In addition, our Articles of Association require the consent of our controlling shareholders before our shareholders are able to take certain corporate actions, including to amend such document. For more information, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act — Item 10.B. Memorandum and Articles of Association — Share Capital.” The interests of these shareholders may conflict with, or differ from, the interests of other shareholders. Our controlling shareholders’ decisions on these matters may be contrary to an investor’s expectations or preferences, and they may take actions that could be contrary to an investor’s interests. Our controlling shareholder will be able to prevent any other shareholders, including investors, from blocking these actions. So long as these shareholders continue to own a substantial number of our shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.

The disparity in voting rights among classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude an investor’s ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to ten (10) votes per Class B common share so long as the voting power of Class B common shares is at least 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or, if investors view or any potential future purchaser of our company views, the superior voting rights of the Class B common shares have value. Given the ten-to-one voting ratio between our Class B ordinary and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders requiring the approval of an ordinary resolution so long as the Class B common shares represent at least 9.10% of all outstanding shares of our Class A common shares and Class B common shares in addition to certain other rights to which our controlling shareholders are entitled (see risk factor immediately above and “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act — Item 10.B. Memorandum and Articles of Association — Share Capital”). This concentrated control will limit or preclude an investor’s ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes as well as transfers between our controlling shareholders. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act — Item 10.B. Memorandum and Articles of Association — Voting Rights.”

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

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2022, we had 18,075,058 outstanding Class A common shares and 23,664,925 Class B common shares.

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

Our initial public offering continues to have a significant transformative effect on us. We may incur additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares, and also costs, including, but not limited to, directors’ fees, increased directors’ and officers’ insurance, investor relations, and various other costs of a public company.

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

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business, which could impact the performance of our business.

Our dual-class structure may result in a lower or more volatile market price of our Class A common shares. Our dual-class capital structure means our shares will not be included in certain stock indices. We cannot predict the impact this may have on our Class A common share price.

We cannot predict whether our dual class structure, combined with the concentrated control of our Company (see “Item 7. Major Shareholders And Related Party Transactions — A. Major Shareholders”), will result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, namely, to exclude companies with multiple classes of common shares. FTSE Russell requires greater than five percent of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those not listed or trading) in the hands of public shareholders whereas S&P Dow Jones announced that companies with multiple share class structures, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. MSCI also announced its review of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure investors that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Pursuant to these policies, our dual class structure makes our Class A common shares ineligible for inclusion in such indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A common shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. In addition, several shareholder advisory firms have announced their opposition to the use of multiple share class structures. As a result, our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure investors that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, investors may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, according to Section 303A of the Section 5605 of the Nasdaq equity rules listed companies are required, among other things, to have a majority of independent board members, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. As an emerging growth company, we can: (i) include less extensive narrative disclosure than required of other reporting companies, (ii) provide audited financial statements for two fiscal years, in contrast to other reporting companies, which must provide audited financial statements for three fiscal years, (iii) not provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (iv) defer complying with certain changes in accounting standards and (v) use test-the-waters communications with qualified institutional buyers and institutional accredited investors. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering, (b) in which we have total annual revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end).

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

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our voting securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fulsome and judicially interpreted bodies of corporate law.

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

Our History

We were founded in Brazil 19 years ago as a bootstrapped startup in a garage serving businesses with complex networking infrastructures through our platform of APIs for SMS messaging connectivity. As we continued to grow, we scaled our business by adding new CX communication SaaS, tools and channels to our platform, making it more flexible, versatile and comprehensive in order to capitalize on the market opportunity to serve customers along their end-consumer’s lifecycle.

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

On July 29, 2021, we sold to Twilio Inc., or Twilio, 3,846,153 of our Class A common shares in a private placement, or the concurrent private placement, exempt from registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, at a price per Class A common share of US$13.00, which was equal to the price per Class A common share in our initial public offering. Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network – Zenvia contributing its CX communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route A2P messages and voice calls originating from Twilio’s customers and Twilio reciprocally agreed to process and route A2P messages and voice calls originating from our customers.

We received approximately US$185.0 million of net proceeds from our initial public offering (i.e., after deducting underwriting discounts, commissions and offering expenses) and the concurrent private placement.

See “Item 7. Major Shareholders And Related Party Transactions — A. Major Shareholders.”

B.                  Business Overview

Our Pledge

We are driven by the purpose of shaping a new world of experiences, empowering companies to create unique experiences for end-consumer through a unified end-to-end platform.

Overview

We create differentiated customer journeys by empowering companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences.

Businesses all over the world are shaping new customer experiences with the power of digital communications and process automations. However, businesses seeking to implement multi-channel communication experiences for their end-consumers are frequently faced with multiple challenges given the complexities of implementing and integrating such processes and level of investments that they require. We provide businesses with a solution to this problem by offering a unified end-to-end CX SaaS platform at affordable prices. Our comprehensive platform assists our customers across multiple use cases, including marketing campaigns, customer acquisition, customer support, through tickets resolutions, and enabling companies to continuously engage customers based on their unique background, promoting healthy and long-lasting relationships, transforming data into insights. Also, our CPaaS products provide warnings, fraud control, as well as marketing campaigns and others.

Our CX SaaS platform allows companies to digitally interact with their end-consumers in a personalized and highly contextualized way, with the support of artificial intelligence along with a human touch throughout the end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS portfolio, which includes Zenvia Attraction, Zenvia Conversion, Zenvia Service, and Zenvia Success and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Moreover, our platform allows the integration with legacy systems and has native integrations with software such as Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) and others.

From small family-owned businesses to large corporations, our customers use our platform to attract, convert, serve and nurture their end-consumers. Businesses use our platform to frequently and more seamlessly connect with their end-consumers while also offering new mobile application experiences. Also, the use of our platform brings opportunities to digitalize communications that were previously sent through offline traditional methods, such printing hardcopies of documents, generating time efficiency and a positive contribution to the environment, by helping a variety of businesses adopt paperless communications. One of our clients, a Brazilian insurance company, reported that in 2022 it had reduced paper use by 97 tons, by replacing traditional paper-based communication with digital communication. In addition, during the same period with the same customer, we also contributed to the environmental initiatives by reducing plastic consumption by 7 tons and water consumption by more than 1 million liters.

Zenvia has evolved its product portfolio organically and through acquisitions. As a result, our platform now provides four SaaS solutions (Zenvia Attraction, Zenvia Conversion, Zenvia Service and Zenvia Success) and Consulting designed for each phase of our customers’ journey, allowing a continuous relationship with our brand.

The SaaS segment carries higher Gross Margin compared to our other products and we believe which will bring the most growth in the future. Due to our strategy, our SaaS solutions already represent more than half of our Gross Profit, which was almost nonexistent nearly three years ago.

In the year ended December 31, 2022, 59.8% of our gross profit originated from our SaaS segment, while 40.2% of our gross profit originated from our CPaaS segment.

Our Business Model and Our CX SaaS Platform

The following chart summarizes our business model and how we have been evolving our value offer for the end-customer.

Our CX SaaS platform empowers businesses of all sizes to create, scale and improve communications through a variety of communication channels. The SaaS we offer ranges from basic Application Programming Interface (APIs) to full communication solutions, focusing on providing an ideal fit for business requirements based on each use case and industry.

According to our customer needs, we can provide tools capable of creating, through few clicks, a highly scalable conversational flow with the support of artificial intelligence along with a human touch throughout the end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS portfolio, which includes Zenvia Attraction, Zenvia Conversion, Zenvia Service, and Zenvia Success and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Moreover, our platform allows the integration with legacy systems and has native integrations with software such as CRM (Customer Relationship Management, ERP (Enterprise Resource Planning) and others.

Also in CPaaS, businesses use our platform to interact with their end-consumers on communication channels such as SMS, voice and IP-based messaging service products (such as WhatsApp).

Zenvia is building a long-term vision from the ground up. We started our operations 19 years ago by enabling communications for businesses with their end-customers, mainly through SMS: enabling customers to send one-way messages with product offerings and services through our Platform. After some time, we started enabling conversations for customers, so the one-way messages became two-way conversations. An example of this is when an end-customer from our customer can chat with a person or chatbot for support. Currently by integrating our recent acquisitions that allowed us to create our CX SaaS solutions, Zenvia will reach the enabling experiences phase, allowing end-customers to experience a streamlined relationship with brands, no matter the channel or moment in time: everything will be perceived as a continuous conversation resulting in more valuable customer interactions and brand loyalty.

Our platform, combined with our business model, empowers innovators within every business, encouraging them to be autonomous while improving their end-consumer journey without upfront payments and complex systems implementation and integration. We may give businesses free access to our platform for a trial period to allow them to test their use cases prior to entering into contracts.

Our SaaS business model revenues is derived from subscriptions and project implementation services, while our CPaas business model is based primarily on interactions volume, which means our revenues scale as our customers increase their usage of our platform. As businesses increasingly adopt our platform with new use cases or for other aspects of their business. Our Net Revenue Expansion (NRE) rate was 108%, 122% and 113% for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Our SaaS Portfolio: Solutions and Tools

Zenvia has evolved its product portfolio organically and through acquisitions. As a result, our platform now provides four SaaS solutions designed for each phase of our customers’ journey, from the first interaction with the brand and leading to a continuous commercial relationship.

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide customer service with structured support across multiple channels
Zenvia Success	Sensedata	Protect and expand customer revenue through cross-selling and upselling

Our SaaS solutions can be used alone or combined, allowing companies of any size and industry to start a program in a simple way in a matter of minutes, or make use of all our tools to obtain a fully integrated, automated and intelligent customer journey.

We also provide CX tools that can be used to integrate, enhance and automate the customer experiences in various ways. Our main tools are:

  Zenvia API: Application Programming Interface (APIs), ensures high quality communication solutions through APIs, in a fast and simple way providing safe and fluid customer experiences through easy-to-integrate multi-channel solutions. For instance, a company can integrate its logistic system with Zenvia APis and can notify the customer throughout the entire process, until the product is delivered, by any channel, benefiting the end-customer;
  Zenvia Bots: a visual, low-code, multi-channel tool that allows the creation of business solutions, optimizing delivery time and generating innovation in conversational flows and systems integration. For instance, a company can create a qualifying bot (a robot like software program that performs automated, repetitive, pre-defined tasks) to improve the performance of its customer experience;
  Zenvia Chat: allows centralized customer support through a single inbox;
  Zenvia Docs: enables companies to manage documents securely and safely during their customers’ journey, reducing bureaucracy in processes such as collection, invoicing, and sales with credit approval, revolutionizing the way companies in the financial, retail, insurance, and health segments interact with their customers through digital multichannel. For example, a company can send complex documents and collect the acceptance, with tracking options and security in the process;
  Zenvia NLU (Natural-Language Understanding): provides a complete solution for creating chatbots (rules-oriented and natural language) that can be connected to multiple channels and that automate customer service. For instance, in the previous example, with Zenvia Bots, a company could add understanding capability in its bot to better capture the intention in  the qualification process, which is a critical step in the sales process where the salesperson evaluates whether a lead has the potential to become a real and valuable customer for the business. By incorporating an understanding capability into the bot, the company can more effectively determine if a lead is a good fit for their solution and increase their chances of converting them into a customer.

The platform that connects all our solutions and tools with the client’s systems and processes is called Quantum. Companies can access our platform and choose from different solutions or tools. As they dive deeper to use multiple features of the platform, we can break down all CX barriers and unlock the true potential for end-customers.

One of the biggest companies in the Brazilian construction industry has been transforming its customers’ experience by using our CX SaaS platform in its processes. This company started using WhatsApp and voice features tools and today also runs other SaaS solutions throughout the customer journey, such as Zenvia Attraction, Zenvia Conversion and Zenvia Service. This client uses Zenvia Attraction to make contact with end-consumers, which can be through the chatbot via WhatsApp on the website, or through campaigns launched by Zenvia Attraction. Since 2020, when this company became Zenvia’s customer, hundreds of campaigns have been carried out with a focus on attracting and retaining customers. On the last Father’s Day, in partnership with certain soccer teams sponsored by this client, one of our campaigns attracted more than two thousand people in one week. After the implementation of our solutions, their sales are increasing 55% year after year.

Our portfolio’s flexibility allows us to serve many important sectors in improving their communications with the end-customer, such as:

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

As of the year end December 31, 2022 we had a total of 13,336 clients of all sizes and from across a broad range of industries throughout Latin America (6,231 of them making of our SaaS segment and 7,505 making use of our CPaaS segment, some of which overlap as both SaaS and CPaaS clients), an increase from 11,800 and 9,400 clients as of December 31, 2021 and December 31, 2020, respectively. Some of our most important clients include ABInBev, LG Electronics, Stone Co., Rappi, Tivit and Mobly, and others.

We have a diversified customer base with our 10 largest customers representing 37.0%, 34.5%, and 33.1% of our revenue in the years ended December 31, 2022, 2021, and 2020, respectively. We are working to further decrease this concentration by acquiring new businesses that complement our offering, investing in marketing initiatives to attract new small and medium business, or SMB customers, to our platform and providing additional services to our existing customer base. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

We believe our usage-based recurring revenue model allows us to grow with our customers and increase our revenue base as they increase their use of our SaaS and communication channels. We initially adopt a “land and expand” strategy, pursuant to which we introduce our platform to our customers based on one simple use case, which is usually SMS, and then develop the customer relationship over time, upselling and cross-selling our suite of solutions as they grow and improve their customer journey. Our Net Revenue Expansion (NRE) rate was 108%, 122% and 113% for the years ended December 31, 2022, 2021 and 2020, respectively. For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

Net cash from our operating activities for the year ended December 31, 2022 amounted to R$108,455 thousand, compared to net cash used in our operating activities amounting to R$97,260 thousand and net cash from operating activities amounting to R$46,143 thousand for the years ended December 31, 2021 and 2020, respectively. Our net revenue totaled R$756,715 thousand, R$612,324 thousand and R$429,701 thousand in the years ended December 31, 2022, 2021 and 2020, respectively, representing an increase of 23.6% between the years ended December 31, 2022 and 2021 and 42.5% between the years ended December 31, 2021 and 2020. Our loss for the year ended December 31, 2022 amounted to R$243,025 thousand, compared to loss amounting to R$44,646 thousand and R$21,431 thousand for the years ended December 31, 2021 and 2020, respectively. Our Adjusted EBITDA for the year ended December 31, 2022 amounted to negative R$77,273 thousand, compared to positive R$41,080 thousand and R$8,038 thousand for the years ended December 31, 2021, and 2020, respectively, as we continue to invest in our platform and growth initiatives. We believe that 2022 was the year when we laid our foundations for the future growth. In 2023, we are committed to accelerating the integration of all businesses into one powerful platform and deploying a new go-to-market strategy to provide the best SaaS experiences for brands, allowing them to offer a differentiated end-customer journey.

Our Technology

Our platform enables companies to break down barriers that exist in customer experiences.

At the core of our platform lies QUANTUM, the driving force that connects all of our innovative CX solutions and CX tools with a company’s internal systems and processes. With QUANTUM, our platform enables companies to deliver a personalized and engaging experience for customers at every touchpoint, regardless of their step in the journey. By leveraging our powerful technology, companies are able to track and remember important customer data, including, for instance, their name, their latest interaction, and even their sentiment about the brand. This allows businesses to transform every customer relationship into a true, end-to-end journey that is both integrated and personalized

In short, QUANTUM is the foundation of our platform, empowering businesses to build meaningful and engaging journeys with their customers. With QUANTUM, companies can unlock the full potential of their customer data, delivering experiences that are personalized, relevant and truly memorable.

Quantum Platform Components

In addition to our comprehensive suite of CX solutions and CX tools, our platform also incorporates several key platform components that are designed to facilitate the creation of exceptional, human-centric customer journeys. By leveraging these components, our clients are empowered to streamline and automate their customer interactions, resulting in enhanced engagement, satisfaction, and loyalty.

We believe our platform's components are built on a foundation of cutting-edge technology and designed with a focus on meeting the unique needs and expectations of modern customers. Whether it's our intuitive UI/UX interface that simplifies navigation and enhances usability, or our robust analytics and reporting capabilities that provide valuable insights into customer behaviors and preferences, our platform's components are a critical part of creating seamless and personalized customer experiences. Some of our platform components are:

Quantum Connect enables companies to bring customer data and events from other software into our platform, allowing highly contextualized interactions. For example, when a customer enters a physical store and buys a product, it is possible to immediately communicate with the customer by reading the data from the back systems with Zenvia Connect.

Quantum CDP, or customer data platform, stores end-customer information coming from the platform itself or from Quantum Connect, enriching both automated or human based interactions according to the customer history with the company. For instance, with Quantum CDP, a company could define the best channel to impact the end-customer through the previous behavior of this end-customer in terms of communication channels.

Quantum Abstraction enables communications with customers to happen on a variety of channels in a simple way, simplifying processes and enabling the end-customer to switch channels while maintaining an ongoing conversation. For example, the end-customer can start a support conversation by sending a direct message on Instagram and can continue the conversation on the next day through WhatsApp.

Quantum Cognitive automates predictive data analysis processes in order to extract insights from customer behavior, conversations, and transactions, enabling businesses to derive value from their relationships. By analyzing an end-customer's profile, we can identify patterns and trends, such as their regular purchase of a specific product at a certain time of the month. With this information, we can proactively engage the customer by triggering timely reminders or tailored promotion campaigns, resulting in highly contextualized and personalized experiences.

Ultimately, our platform connects all the dots along the customer journey, providing multiple ways for companies to create unique experiences that are more personal, engaging and fluid. Our platform is designed to be flexible, allowing companies to start with any of our solutions and tools, and expand their capabilities as they go deeper into the platform. Therefore, the companies are able to break down CX barriers and unlock true potential for end customers, leveraging advanced technology and multi-channel capabilities to drive exceptional customer experiences.

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

Consummated Acquisitions

Movidesk Acquisition

                            On May 2, 2022, Zenvia Brazil acquired 98.04% of Movidesk’s share capital and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the Movidesk original acquisition agreement, the total consideration transferred and then expected to be transferred by Zenvia Brazil were as follows: (1) R$301,258 thousand paid in cash in May 2022 and; (2) Movidesk former controlling shareholders, and key executives have received 315,820 of our Class A common shares, equivalent to an amount of R$15,740 thousand at the time of closing; (3) an earn-out structure based payment on the fulfillment of gross margin targets until the third quarter of 2023, which fair value is R$159,706 thousand as of May 2022, which were due on December 2023, and (4) R$8,411 thousand to be paid on the exercise price of purchase options. As of May 2022, the range of the earn-out outcomes described in (3), considering the achievement of milestones varying from -50% to + 50%, was between R$94,441 thousand and R$360,376 thousand, respectively.

On October 26, 2022, we reached an agreement with Movidesk’s former controlling shareholders to extend the remaining payments. The earn-out payment due to certain former shareholders mentioned in (3) above, which as of October 2022, was expected to total R$205,647 thousand, with the possibility of reaching up to R$327,635 thousand, will now be paid in fixed and variable installments subject to accrued interest, in line with our current bank financing costs in the range of 130 and 140% of CDI. Per the terms of the amended Movidesk acquisition agreement, (i) 12 fixed monthly installments of R$100 thousand will be paid from January 2023 until December 2023, (ii) R$204,447 thousand in total will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total R$24,047 thousand, will be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

Sensedata Acquisition

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata, which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of Sensadata’s original acquisition agreement, the total consideration transferred and then expected to be transferred were as follows: (1) R$30,112 thousand in cash paid up front; (2) an earn-out cash structure based payment on the achievement of gross profit milestones until November 2023, which was estimated at R$35,018 thousand (an estimate of the range of outcomes considering the achievement of gross profit milestones varying from -50% to + 50%, was between R$35,018 thousand and R$100,349 thousand, respectively); and (4) SenseData former controlling shareholders also received 94,200 of our Class A common shares, subject to lock-up provisions, equivalent to an amount of R$6,793 thousand in May 17, 2022.

On December 21, 2022, Zenvia Brazil signed an agreement with SenseData’s former controlling shareholders to extend remaining payments. A payment of R$23,751 thousand, due at the end of December 2022, was renegotiated as follows: (1) R$18,000 thousand were paid in December 2022 and (2) 12 monthly installments of R$479 thousand will be paid throughout 2023, subject to accrued interests in line with our current bank financing costs in the range of 130 and 140% of CDI, (3) an estimate of the range of outcomes considering the achievement of gross profit milestones varying from -50% to + 50% is R$21,577 thousand and R$72,488 thousand, respectively. Also, for the total of R$40,407 thousand related to the achievements of gross profit targets, as defined in the original agreement, we agreed to pay a fixed amount of R$20,000 thousand in December 2023, with the remaining amount to be paid in 24 instalments, subject to accrued interests in line with our current bank financing costs, in the range of 130 and 140% of CDI. SenseData´s founding partners will continue to manage the company as per the original agreement, until the end of 2023.

D1 Acquisition

On July 31, 2021, Zenvia Brazil completed the acquisition of 100% of the share capital of D1, including its wholly owned subsidiary, Smarkio. D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

At the acquisition date, and under the terms of the original D1 acquisition agreement, the fair value of consideration was R$716,428 thousand and was comprised of: (1) (i) Zenvia Brazil contributed R$21,000 thousand in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, Zenvia Brazil further contributed R$19,000 thousand in cash into D1; (2) we paid to D1 shareholders R$318,646 thousand in cash; (3) we issued 1,942,750 of our Class A common shares to certain D1 shareholders, equivalent to R$132,812 thousand on that date; and (4) we agreed to make earn-out payments to certain D1 shareholders, which, at the acquisition date, were estimated to be (i) R$56,892 thousand to be paid in the second quarter of 2022; and (ii) R$168,078 thousand to be paid in the second quarter of 2023.

On February 15, 2022, we decided to accelerate D1 integration, which resulted in a new agreement, replacing the previously estimated amounts and timing of the earn-outs payments. The February 2022 agreement provided that we would pay to D1 former shareholders a total earn-out amounting of R$164,000 thousand. The amount of R$124,000 thousand was paid in the first quarter of 2022 and R$40,000 thousand would then be paid in March 31, 2023 under such February 2022 agreement.

On October 26, 2022, we reached a new agreement to extend the then remaining payments under the D1 acquisition. The last fixed installment due to certain former shareholders on March 31, 2023, of R$40,000 thousand, will now be paid as follows: (i) R$7,793 thousand in January 2023, (ii) R$3,864 thousand in February 2023, (iii) R$4,720 thousand in March 2023 and (iv) 24 monthly installments of R$1,288 thousand between April 2023 and February 2025, subject to interests in line with our current bank financing costs in the range of 130 and 140% of CDI.

For further information on our renegotiations involving earn-out payments related to our recent acquisitions, (see note 19 to our audited consolidated financial statements).

Our Competitive Advantages

According to IDC, we were leaders of CPaaS in Latin America, in terms of market share in 2021, and we believe that we are expanding our market share in SaaS as a result of the following core competitive advantages:

  Composable Communications Platform: We are a CX SaaS platform company focused on providing  solutions and tools to empower companies to create unique experiences for their end-consumers.
  Comprehensive Platform with Highly Efficient Sales Channels: We offer a breadth of functionality, including voice and messaging communication that may be used across a range of devices. While businesses can rely on one of our sales channel partners to assist them with their implementation, SMBs can start using them within days of their implementation using our “self-service” platform. We classify our customers by size according to their potential interaction volumes, employing an efficient sales channel strategy for each customer size.
  Easy Adoption: Our CX SaaS platform may be adopted one use case at a time, which reduces the sales and adoption cycle. We may give businesses a trial period to allow them to build trust with us and adopt our platform. This approach eliminates upfront costs for our customers and minimizes technical implementation and integration complexities that typically hinder innovation.
63

  Easy to Scale: With easy-to-use products with a high velocity to scale, our platform allows our customers to scale up or down without interruptions and delays caused by required applications redesign or communications infrastructure restructurings. Our platform is user-friendly and we have been experiencing a continuous increase in its adoption by customers. Our Net Revenue Expansion (NRE) rate was 108% in 2022, 122% in 2021 and 113% in 2020. Net Revenue Expansion (NRE) rate is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product).  For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”
  Reliability and Solid Reputation: Our platform consists of fault-tolerant systems that have enabled our customers to avoid any significant failures or downtime, making it reliable and robust. On January 18, 2023, we announced that we received the ISO 27001 certification from the International Standardization Organization (ISO), an international standard and reference for information security management. The recognition from ISO confirms our focus on privacy and security management, assuring that client data and information is held under the strictest security protocols.
  Long Tail Go-to-Market: Our low entry-price and “self-service” platform allows small businesses to acquire and use our SaaS with or without onboarding team support. We have access to a large addressable market with high margins and small businesses can increasingly acquire our products through our “self-service” platform.
  Expansion of Value Offering: With the acquisitions we made throughout 2022 and 2021, we expanded our product offerings by adding multichannel communications, empowering companies to create customized hyper contextualized end-consumer journeys in our unified end-to-end CX SaaS platform.
  Using AI Potential: We were able to optimize customer relationships on digital channels through chatbots integrated into the business using artificial intelligence (natural language processing) and conversation curation capabilities. With this, it is possible to minimize operating costs with service teams, which tends to be an issue for large companies.

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

Our customers base is large, and we have customers across a broad range of industries and of all sizes (small, medium and large companies, depending on the number of employees). The 10 largest customers represented 37.0%, 34.5% and 33.1% of our revenue in the years ended December 31, 2022, 2021 and 2020, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

Our Growth Strategy

Our growth strategy is based on:

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
  Increasing Spend within Our Customer Base: We plan to invest in initiatives to improve our customers’ spending on our products and services, including new offers and incentives for upselling and cross-selling and better customer education, and invest in improved processes to increase usage of our platform, offers related to customer needs, while improving our ability to integrate external systems in order to make it easy for our customers to connect their internal systems with our platform. We believe that each communication channel that we enable on our platform results in an upsell and cross-sell opportunity with a self-service acquisition journey. Also, our platform allows us to develop new products quickly and integrate the user journey through a standardized interface, allowing us to use our software as a product showcase to incentivize users to adopt our offerings. Our CX SaaS platform enables companies to digitally interact with their end-consumers in a personalized and highly contextualized fashion across their entire end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS focused on marketing campaigns, management of sales teams, customer service  and engagement, and customer success, and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat; all such applications being automated by chatbots, single customer view, journey designer, documents composer and authentication. In addition, our platform allows the integration with legacy systems and has native integrations with software such as CRM, ERP and others.
  Focus on organic growth and integrating acquisitions: Based on a pay-as-you-go model, we made certain acquisitions in 2022 and 2021, increasing our customer base in the markets in which we operate. Our goal for the year 2023 is to focus on the organic growth and integrating our recent acquisitions.
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
  Pursuing Targeted Acquisitions of Products and Technologies: We have a track record of acquiring and integrating businesses and technologies that have provided us with new product offerings and capabilities and helped us to penetrate new markets. After integration of acquisitions completed we may continue to explore potential acquisitions and make targeted acquisitions that complement and strengthen our product portfolio and capabilities, or that provide us with access to new markets.
65

Sales and Marketing

On June 22, 2022, we announced changes in our corporate structure to further capture revenue growth. We have focused on strengthening our existing segments: SaaS and CPaaS. To fully capture the potential created with the successful integration of D1 Smarkio and ongoing integration and optimization of Movidesk and SenseData, we tactically reorganized our structure to allow for more autonomy when it comes to revenue generation activities, by having teams exclusively dedicated to each segment. As a result of the reorganization, we have now one Chief Revenue Officer for each of our SaaS and CPaaS segments.

Our sales and marketing teams work together to promote awareness and adoption of our platform, accelerate customer acquisition, and generate revenues. Our go-to-market model is mainly focused on understanding and meeting the digital communication needs of our customers’ business departments.

This work involves the process of raising market awareness of business needs or problems that our platform helps to solve, together with a process to accelerate customer acquisition through inbound and outbound marketing actions supported by a sales process that uses a sales machine methodology from consulting company Winning by Design. To complement, we constantly develop processes, tools and agile methods to accelerate the adoption of our solutions by customers.

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

We recently launched a self-serve pricing matrix, which is publicly available and allows customers to receive automatic tiered discounts as their usage of our products increases. As customers’ use of our products increases, some may enter into negotiated contracts with terms that dictate pricing. Our “self-service” model has reached potential customers of all sizes.

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

Customer Experience

Based on our understanding that a positive customer experience is essential to customer loyalty, retention and advocacy, our focus on customer experience is not limited to forming teams dedicated to this area or to provide direct customer service. For us, customer experience is the core reason that drives us to improve and evolve our process, products and services.

Driven by our customers’ constant feedback and commitment to implementing best practices, we have rethought our business and customer support model. Aligned with sales, the “post sales” experience is also designed based on the Winning by Design methodology, to ensure a unique and “effortless experience” with us. We seek allow our customers to help themselves first, by engineering a process that reduces the need to interact with another person, relying on bots, support articles and tutorials.

As part of our “post sales” experience, our CX team uses our solutions in working to ensure that the customer reaches its goals and to ease any inconveniences. We are then able to use data analysis to guide the customer in implementing potential improvements in its business, by identifying which technologies are most appropriate to help it evolve its own journey.

We seek to interact and respond to customer queries with agility, speed and quality, by providing multiple communication channels to interact with us: Chat Bots via WhatsApp or webchat, e-mail and phone.

The experience each customer gets is ultimately based on its segmentation and purchased services. If the customer hires a more proactive level of support, for example, it will benefit from faster implementation and support, elevated support level assignments, personalized enablements and product customization.

Market Share

In June 2022, Zenvia commissioned IDC to analyze the white space opportunity in Latin America’s SaaS market. IDC completed a thorough report that examined each of the regions in which we operate, as well as the total addressable market in Latin America and Brazil, and dove into our key SaaS segment, which includes the following industries: (i) Marketing Campaign Management (MCM), (ii) Customer Service (CS), (iii) Customer Data Platform (CDP) and (iv) Customer Communications Management (CCM) to grasp the market’s expected growth from 2021 to 2026. IDC also analyzed the CPaaS industry in Latin America.

According to IDC, by the end of 2021, Zenvia was the top CPaaS player in Latin America with 13% of market share, the eighth player on SaaS and the second player overall ( when combining CPaaS and SaaS industries). The study also shows that the CPaaS addressable market is expected to continue growing, however the white space is limited. On the SaaS industry, however, there is potential for growth of both the addressable market and white.

Over the past year, Zenvia has intensified its strategic plan to capture growth opportunities in the SaaS market, by providing customers with what our management believes to be the most complete CX journey in Latin America, based on our analysis of competing services offered in the Latin American market.

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

Communication and the focus on customer experience are transforming interactions between businesses and their end-consumers

Mobile channel connections between businesses and their end-consumers have been at the forefront of change in the way businesses communicate with their end-consumers and there is a need for a more comprehensive platforms to manage such communications.

In addition, the ongoing transformation of the communications industry is demonstrated by the expected change in the mix of services provided by CPaaS companies, which is one of our target markets.

SaaS platform services are also changing the industry by focusing on customer experience, according to IDC estimates, and we believe these services will keep growing consistently, especially MCM, CCM and CS.

Ability of businesses to differentiate themselves has driven competition

The ability for businesses to differentiate themselves from competitors has been driving growth across different economic sectors. In order for businesses to continue to be competitive, they need to continue improving their software development capabilities to build applications that address the needs of their end-consumers.

We differentiate ourselves through our capability to deliver more than just all the main communication channels. Our platform offers complete and integrated communication solutions focusing on customers’ specific needs. Each solution is designed to improve the interaction between our customer and their end-consumers through marketing campaigns, customer support/service and sales teams, as well as by providing developers with the tools they need to build communication solutions themselves.

Going forward, we expect to further explore the ecosystem of developers and software companies, as well as continue to develop our ability to improve the solutions we offer to our customers, opening a marketplace of apps and “add-ons” that meet the needs of our customer’ end-consumers and help them achieve high levels of consumer satisfaction.

Our Market Opportunity

We continue to focus our expansion in Brazil as well as in the countries where we currently operate in Latin American. Latin America represents an important area of growth and Total Addressable Market, or TAM, going forward

According to IDC estimates, Latin America’s TAM for SaaS and CPaaS combined is US$4.4 billion (2022), with an estimated compound annual growth rate, or CAGR, (‘22-‘26) of 19.2%, expected to reach $9.0 billion in 2026. Specifically in Brazil, the TAM is an estimated at $1.9 billion (2022), with an estimated CAGR (‘22-‘26) of 22.7%, expected to reach $4.3 billion in 2026 (representing 48% of the total TAM in Latin America for that period).

With respect to SaaS, we believe in the potential of the MCM market. According to IDC, the development of this market is still relatively low in Latin America, but grows at a faster pace than worldwide. Also, there is not a large force of local providers and there are limited efforts by the global providers present in the region. Regarding CS, according to IDC, even though the region is evolving in CS practices, actual maturity in Latin America is still developing when compared to the rest of the world. As to CDP, according to IDC, CDP applications have only gained attention from enterprises recently, which leads it to expect that this industry will have rapid and steady pace towards adoption. Lastly, according to IDC, CCM has not evolved in maturity in terms of market size, as compared to the combined GDP of Latin America, and adoption level in the region. We see an opportunity to invest to create a deeper understanding of this solution in the region.

We believe the Latin American market has significant growth potential as it is in the early stage of digital transformation and adoption of technology. For example, current business spending on information technology in Latin America remains relatively low compared to spending in developed markets (2.8% in Latin America compared to 4.6% in the United States in terms of percentage of GDP as of 2021, according to data from ABES and the World Bank).

The Latin American SaaS Market is poised for growth

IDC estimated that the combined SaaS and CPaaS TAM on Latin America was US$4.4 billion by the end of 2022. Such estimate predicts that TAM in Latin America for the SaaS industry alone will be US$5.4 billion in 2026, growing from US$3.1 billion in 2021, while the CPaaS industry will grow from US$0.9 billion in 2021 to US$3.5 billion in 2026. Together, both markets are expected to reach US$9.0 billion by 2026, representing an estimated CAGR of 19.2% (’22-’26).

Source: IDC, July 2022

Brazil is driving Latin America’s digital transformation

According to IDC, looking at Brazil alone, the current TAM is an estimated US$1.9 billion (2022). This is expected to grow at a CAGR (‘22-‘26) of 22.7%, reaching an estimated US$4.3 billion by 2026, which represents roughly 48% of the total Latin America TAM for 2026.

According to IDC, Latin American countries have high levels of connectivity among its population, with strong use of media and social networks. This drives the shift in communications to these new digital channels that are becoming more relevant. In addition, for the year 2021, Brazil has the highest level of use of media and social networks and is the region’s largest CPaaS market, accounting for 51% of the TAM in this segment due to strong local providers and demographic characteristics.

IDC expected the SaaS Brazilian TAM  to expand 11.9% in 2022 and to keep expanding in a five-year CAGR of 17.2% until 2026. In comparison, IDC expected the CPaaS TAM to grow 35.2% in 2022 and keep expanding in a five-year CAGR of 32.1% until 2026  . Therefore, while the CPaaS market is expected to remain strong, the trend towards SaaS adoption is clear and helps inform our strategic focus.

According to IDC estimates, messaging remains the most popular CPaaS type in Brazil, representing 73%  of the market revenue in 2022. Other channels are also gaining ground, with Voice or Voice over IP (VoIP) as the runner-up with 16% of the market revenue.

The understanding is that consumers prefer multiple communication channels, especially social networks, and do not want to rely solely on contact centers. Companies are increasingly implementing CPaaS capabilities to improve customer experience across various channels, as opposed to contact center services, which have proved to be time-consuming and ineffective.

Our SaaS Segment Growth Projections

As mentioned, IDC completed a thorough report that examined each of the regions in which we operate, as well as the total addressable market in Latin America and Brazil, and dove into MCM, CS, CDP and CCM (industries which our key SaaS segment operates) to grasp the market’s expected growth from 2021 to 2026.

Marketing Campaign Management (MCM)

According to IDC estimates, the Latin America MCM software TAM is estimated to reach US$2.8 billion by 2026, at a CAGR of 14.2% (’22-’26). Based on IDC’s report, for the year 2022 Brazil accounted for roughly 40% of the market. This is expected to rise to nearly 46% by 2026.

The MCM market in Latin America capitalized on the need for more attention to digital channels and their attractiveness, which boosted growth in the region in 2020 and 2021, leveraged by the COVID-19 pandemic. The market revenue was expected to reach US$410.1 million in 2022, representing a 19.5% increase over the previous year.

The upward trajectory is expected to be volatile, primarily due to macroeconomic and geopolitical events and a return to the regression line on spending following two years of pandemic-driven accelerated investment in digital marketing technologies. However, growth drivers such as customer experience, a connected front office, digital-first/only engagement, personalization and privacy, customer data infrastructure, real-time analytics, and Artificial Intelligence (AI)/ Machine Learning (ML) automation will help push the market forward. As a result, IDC believes that long-term leadership in marketing automation (and all other front-office cloud categories) depends on providing a complete customer experience orchestration services (CXOS) architecture. Although vendors will always have many niche opportunities, integrated cloud platforms are preferred to reduce integration timeline, vendor proliferation, and operating costs using Do It Yourself (DIY).

Source: IDC, July 2022

Customer Service (CS)

IDC estimated the TAM to reach US$1.3 billion in 2022, maintaining a steady growth with 13.8% CAGR and reaching US$2.2 billion of value by 2026, with Brazil accounting for nearly 40% of the market. This growth is powered by increased spending on digital channels and growing interest in AI-based applications.

According to IDC, customer satisfaction will continue to be a top priority for organizations through the next several years globally.  Using customer data to capture the "engagement" flow will be critical in driving any future interaction.

Source: IDC, July 2022

Customer Data Platform (CDP)

Every customer relationship relies on first-party data. However, it is typically distributed across dozens of departments throughout the enterprise, causing innovation debt and sluggishness in customer interactions. This is what Zenvia helps to solve. To be as effective and efficient as possible for buyers and sellers, most customer acquisition activities, whether through advertising, direct marketing, sales, or eCommerce, require real-time personalization. A long chain of API calls, data transfers, analytics, identity resolutions, and content/offer matching can’t happen between a click and a screen refresh.

To eliminate lag, customer data must be centralized, identities and segments must be refreshed based on live session behavior, and the following best action/offer algorithms must be implemented. To accomplish this, the customer experience infrastructure must be designed from the data layer up, and customer data platforms (CDPs) are one of the best solutions.

According to IDC estimates, the current Latin America CDP TAM was expected to total US$159 million in 2022 and to then nearly double to reach US$304 million by 2026, representing a 17.6% CAGR. IDC expects Brazil will account for roughly 34% of the entire space by 2026.

Source: IDC, July 2022

Customer Communications Management (CCM)

CCM solutions were born out of the need to automate the generation of printed documents, but CCM’s strength is its ability to generate a variety of output to a range of delivery channels in multiple formats tailored to any audience or recipient.

According to IDC estimates, the current Latin America CCM TAM was expected to reach US$134 million in 2022 and US$164 million by 2026, representing a 5.2% CAGR. IDC expects Brazil will account for roughly 50% of the entire space by 2026.

Source: IDC, July 2022

Meta dominance in Brazil (Mobile Time)

We believe WhatsApp dominates the Brazilian market. According to a survey carried out by Mobile Time in February 2023 called “Mensageria no Brasil - Fevereiro de 2023” with 2,086 respondents, 99% of smartphones in the country have the app installed. Also according to the same survey, the app is also the most popular on the home screen of Brazilian smartphones, showing its widespread usage among the population.

The survey also revealed that 93% of respondents open the app every day or almost every day. In fact, almost half (48%) of respondents said that they would only download WhatsApp if they had to choose only one app to install on their smartphones.

Interestingly, the app is also preferred by Brazilian smartphone users for voice calls, with half of them using it more than the voice network of their mobile operators. Additionally, WhatsApp is the app that Brazilians open the most times per day, although it has lost its position as the app in which they spend the most time to Instagram.

As WhatsApp becomes increasingly popular among consumers, it has also established itself as a communication channel for businesses. The app is the most used application for communicating with brands in Brazil.

When asked about the purpose of this communication, asking questions is the top reason for communication between consumers and businesses followed by tech support, purchase, promotions and cancellations.

Chatbot is one of the ways to enable gains in scale in communication through these channels. According to Mobile Time, WhatsApp alone leads in this regard: 88% of its users understand that they have already been served by robots when talking to brands in the app. However, the average satisfaction score for the experience is 3.2 on a scale of 1 to 5.

Despite its popularity, Brazilian WhatsApp users have experienced issues with unsolicited marketing messages. In fact, 82% of users have received messages from individuals trying to sell products or services of companies that they did not share their phone numbers with.

In conclusion, it is undeniable that WhatsApp holds a dominant position in Brazil, and Zenvia recognizes this fact and aligns itself with the current market trends. As a matter of fact, Zenvia just integrated ChatGPT into its mass shooting tool (Zenvia Attraction), in line with market movements, and also intends to incorporate additional AI tools into its range of offerings.

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

Global players, such as Zendesk and Salesforce, in addition to local players, such as Take (Brazil) and Yalo (Mexico), may be considered as our competitors in the CX SaaS platform market.

Intellectual Property

We rely on patents, copyrights and a number of registered and unregistered trademarks in Brazil and other jurisdictions to protect our proprietary technology.

As of December 31, 2022, we had 38 trademark applications and 39 registered trademarks in Brazil, in addition to one registered trademark in the United States, four trademark applications and one registered trademark in Argentina, four registered trademarks in Mexico and two trademark applications in Chile. We also held more than 150 Brazilian national domains registered at Registro.br, OnlyDomains and GoDaddy.

Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our operations internationally, and effective intellectual property, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries may own large numbers of patents, copyrights and trademarks and may frequently threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to allegations that we have infringed the intellectual property rights of third parties, including our competitors. See “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—We may not be able to successfully manage our intellectual property and may be subject to infringement claims.”

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

We are also subject to the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as consumer protection agencies. We can also be held liable at the civil sphere for violation of these laws.

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

For more information, see “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—We and our customers that use our products may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health or other similar data.”

C.              Organizational Structure

The following chart presents our corporate structure, including controlling shareholders and subsidiaries as of the date of this annual report.

(1)	Includes Oria Tech Zenvia Co-Investment FIP Multiestratégia (Brasil), Oria Tech I Inovação FIP Multiestratégia (Brasil) and Oria Zenvia Co-investment Holdings, LP (Canada).
(2)	Includes Spectra I FIP Multiestratégia Investimento no Exterior and Spectra II FIP Multiestratégia Investimento no Exterior.

D.                  Property, Plant and Equipment

Properties

Our main office is located in the city of São Paulo, in the state of São Paulo, Brazil. In addition to our headquarters, we also have representative offices in Delaware, United States, Mexico City, Mexico and Buenos Aires, Argentina.

On March 1, 2015, we entered into a lease agreement, for approximately 910 square meters of office space at Avenida Paulista, 2300, Suites 182 and 184, CEP 01310-300, in the city of São Paulo, state of São Paulo, Brazil, which has been extended for three more years on April 7, 2022. This lease is valid from April 1, 2022 to March 31, 2025, and is not subject to automatic renewal. Pursuant to the lease, monthly lease payments consist of R$118,307.80 indexed by IPCA. We secured our lease obligation with a letter of credit in the amount of three times the monthly lease payment.

We do not lease any facilities other than the office space mentioned above and do not own any real estate property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

In October 2020, we announced our plan to implement Zenvia Anywhere, a permanent remote work arrangement for  employees for an indefinite period of time. The concept of a remote work arrangement for our employees started as a safety measure resulting from the COVID-19 pandemic; however, based on positive employee feedback and our initiatives to attract talent no matter where the individual is based and aiming to build a global team mentality, we decided to fully transition our employees to remote work with Zenvia Anywhere. This has impacted our need for office space; in fact, as part of the transition, Movidesk’s physical office was permanently closed and we currently maintain a single office at the São Paulo address mentioned above. See “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—The outbreak of highly communicable diseases worldwide, such as the global coronavirus (COVID-19) pandemic, may lead to greater volatility in the global financial and capital markets resulting in an economic slowdown that may adversely affect our business, results of operations, financial performance and the trading price of our Class A common shares.”

ITEM 4A.                   UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Part I. Introduction.”

Overview

We create differentiated customer journeys by empowering companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences.

Businesses all over the world are shaping new customer experiences with the power of digital communications and process automations. However, businesses seeking to implement multi-channel communication experiences for their end-consumers are frequently faced with multiple challenges given the complexities of implementing and integrating such processes and level of investments that they require. We provide businesses with a solution to this problem by offering a unified end-to-end CX SaaS platform at affordable prices. Our comprehensive platform assists our customers across multiple use cases, including marketing campaigns, customer acquisition, customer support, through tickets resolutions, and enabling companies to continuously engage customers based on their unique background, promoting healthy and long-lasting relationships, transforming data into insights. Also, our CPaaS products provide warnings, fraud control, as well as marketing campaigns and others.

Our CX SaaS platform allows companies to digitally interact with their end-consumers in a personalized and highly contextualized way, with the support of artificial intelligence along with a human touch throughout the end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS portfolio, which includes Zenvia Attraction, Zenvia Conversion, Zenvia Service, and Zenvia Success and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Moreover, our platform allows the integration with legacy systems and has native integrations with software such as Customer Relationship Management (CRM), Enterprise Resource Planning (ERP) and others.

From small family-owned businesses to large corporations, our customers use our platform to attract, convert, serve and nurture their end-consumers. Businesses use our platform to frequently and more seamlessly connect with their end-consumers while also offering new mobile application experiences. Also, the use of our platform brings opportunities to digitalize communications that were previously sent through offline traditional methods, such printing hardcopies of documents, generating time efficiency and a positive contribution to the environment, by helping a variety of businesses adopt paperless communications. One of our clients, a Brazilian insurance company, reported that in 2022 it had reduced paper use by 97 tons, by replacing traditional paper-based communication with digital communication. In addition, during the same period with the same customer, we also contributed to the environmental initiatives by reducing plastic consumption by 7 tons and water consumption by more than 1 million liters.

Zenvia has evolved its product portfolio organically and through acquisitions. As a result, our platform now provides four SaaS solutions (Zenvia Attraction, Zenvia Conversion, Zenvia Service and Zenvia Success) and Consulting designed for each phase of our customers’ journey, allowing a continuous relationship with our brand.

The SaaS segment carries higher Gross Margin compared to our other products and we believe which will bring the most growth in the future. Due to our strategy, our SaaS solutions already represent more than half of our Gross Profit, which was almost nonexistent nearly three years ago.

In the year ended December 31, 2022, 59.8% of our gross profit originated from our SaaS segment, while 40.2% of our gross profit originated from our CPaaS segment.

Principal Factors Affecting Our Results of Operations

Evolution of Our Platform

Zenvia has evolved its product portfolio organically and through acquisitions. As a result, our platform now provides four SaaS solutions designed for each phase of our customers’ journey, from the first interaction with the brand and leading to a continuous commercial relationship.

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide customer service with structured support across multiple channels
Zenvia Success	Sensedata	Protect and expand customer revenue through cross-selling and upselling

The SaaS segment carries higher Gross Margin compared to our other products and we believe it will bring the most growth in the future. Due to our strategy, our SaaS solutions already represent more than half of our Gross Profit, which was almost nonexistent nearly three years ago.

Our SaaS solutions can be used alone or combined, allowing companies of any size and industry to start a program in a simple way in a matter of minutes, or make use of all our tools to obtain a fully integrated, automated and intelligent customer journey.

We also provide CX tools that can be used to integrate, enhance and automate the customer experiences in various ways. Our main tools are:

  Zenvia API: Application Programming Interface (APIs), ensures high quality communication solutions through APIs, in a fast and simple way providing safe and fluid customer experiences through easy-to-integrate multi-channel solutions. For instance, a company can integrate its logistic system with Zenvia APis and can notify the customer all the way, until the product is delivered,  in any channel, best for the end-customer;
  Zenvia Bots: a visual, low-code, multi-channel tool that allows the creation of business solutions, optimizing delivery time and generating innovation in conversational flows and systems integration. For instance, a company can create a qualifying bot (a robot like software program that performs automated, repetitive, pre-defined tasks) to improve the performance of its customer experience;
78

  Zenvia Chat: allows centralized customer support through a single inbox;
  Zenvia Docs: enables companies to manage documents securely and safely during their customers’ journey, reducing bureaucracy in processes such as collection, invoicing, and sales with credit approval, revolutionizing the way companies in the financial, retail, insurance, and health segments interact with their customers through digital multichannel. For example, a company can send complex documents and collect the acceptance, with tracking options and security in the process;
  Zenvia NLU (Natural-Language Understanding): provides a complete solution for creating chatbots (rules-oriented and natural language) that can be connected to multiple channels and that automate customer service. For instance, in the previous example, with Zenvia Bots, a company could add understanding capability in its bot to better capture the intention in  the qualification process, which is a critical step in the sales process where the salesperson evaluates whether a lead has the potential to become a real and valuable customer for the business. By incorporating an understanding capability into the bot, the company can more effectively determine if a lead is a good fit for their solution and increase their chances of converting them into a customer.

The platform that connects all our solutions and tools with the client’s systems and processes is called Quantum. Companies can access our platform and choose from different solutions or tools. As they dive deeper to use multiple features of the platform, we can break down all CX barriers and unlock the true potential for end-customers.

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

In June 2022, Zenvia commissioned IDC to analyze the white space opportunity in Latin America’s SaaS market. IDC completed a thorough report that examined each of the regions in which we operate, as well as the total addressable market in Latin America and Brazil, and dove into our key SaaS segment, which includes the following industries: (i) Marketing Campaign Management (MCM), (ii) Customer Service (CS), (iii) Customer Data Platform (CDP) and (iv) Customer Communications Management (CCM) to grasp the market’s expected growth from 2021 to 2026. IDC also analyzed the CPaaS industry in Latin America.

According to IDC, by the end of 2021, Zenvia was the top CPaaS player in Latin America with 13% of market share, the eighth player on SaaS and the second player overall (when combining CPaaS and SaaS industries). The study also shows that the CPaaS addressable market is expected to continue growing, but the white space is limited. On the SaaS industry, however, there is potential for growth of both the addressable market and white.

Over the past year, Zenvia has intensified its strategic plan to capture growth opportunities in the SaaS market, by providing customers with what our management believes to be the most complete CX journey in Latin America, based on our analysis of competing services offered in the Latin American market.

Expansion Strategy and Net Revenue Expansion (NRE) Rate

We are focused on expanding our existing customers’ use of our products and platform. We believe that there is a significant opportunity to drive additional sales to existing customers. We expect to invest in sales, marketing, and a process to improve CX and our proximity to their business to obtain additional revenue growth from existing customers using up-selling and cross-selling strategies that we expect should ultimately result in improving margins over time.

We believe that Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends. Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with active customers to increase their use of our platform. An important way in which we track our performance in this regard is by measuring the Net Revenue Expansion (NRE) rate for our customers.

Our Net Revenue Expansion (NRE) rate increases, for instance, when (a) customers increase use of a product for the same application, (b) customers increase the use of the same product to new applications, (c) customers adopt new products offered by us; (d) we raise our prices on offered products without change in usage volumes or (e) given that our Net Revenue Expansion (NRE) rate is calculated in reais, there is a depreciation of the real vis-à-vis the currency of the countries in which we operate. Our Net Revenue Expansion (NRE) rate decreases, for instance, when (i) customers cease or reduce usage of a product, (ii) we lower our prices on offered products or (iii) given that our the Net Revenue Expansion (NRE) rate is calculated in reais, there is an appreciation of the real vis-à-vis the currency of the countries in which we operate.

We believe measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these active customers on the applicable twelve month period and divide this sum by the sum of the total revenue of these same active customers for the prior trailing twelve month period.

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

International Growth

Our platform can reach all countries and consumers around the world. For the next couple of years, we expect strong growth in Brazil, our home country, and to expand our business in the Latin American market with a specific focus on our SaaS segment, especially in the SMB segment. Expansion will be carried out through all available channels, emphasizing the self-service channel. Our portfolio has been developed with a variety of products and features to reach different customers and channels through solutions that are not always made widely available by our competitors locally and globally.

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

The inflation index generally adopted in the agreements with our network service providers is based on the General Price Index (Índice Geral de Preços), or IGP. In 2020, the sharp increase of the IGP-M and IGP-DI inflation indexes (indexes which contrary to the IPCA – the inflation index chosen by the Central Bank for purposes of adopting inflation-targeting measures – captures inflation recorded in certain non-end-consumer economic sectors that experienced a significant rise in prices in 2020 (like commodities)) led to one of our network service providers with a significant market share in SMS messages volume to recently notify us of an approximately 28% increase in their 2021 fees. We also have an IGP annual adjustment provision in our contracts with customers to mitigate potential impacts, although the dates of our adjustments may differ. We may have to absorb increases in our cost of services or cancel the agreements with customers who are not willing to accept any such increase in cost. For further information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— If we are not able to increase our fees or to pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings––Administrative Proceedings.”

In light of the current concentration of our business in Brazil, our revenues generated and costs incurred are primarily in Brazilian reais, our reporting and functional currency. In addition, as we (1) have and historically had little exposure to indebtedness in a currency that is not the Brazilian real and (2) do not have material commitments with suppliers in U.S. dollars (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”), we believe that the recent volatility in the Brazilian exchange rate  — the exchange rate reported by the Central Bank was R$5.048 per US$1.00 on April 26, 2023, from 5.218 per US$1.00 on December 31, 2022, R$5.5805 per US$1.00 on December 31, 2021, and R$5.1967 on December 31, 2020 — had no material adverse effect on our historical results of operations, financial condition and liquidity.

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

The table below shows Brazil’s GDP growth, inflation, interest rates, dollar exchange rates and the appreciation (devaluation) of the real against the dollar for the indicated periods:

	As of and for the year ended December 31,
	2022	2021	2020
Real GDP growth (contraction) (1)	2.9%	4.6%	(4.1)%
Inflation (IGP-M)(2)	5.45%	17.8%	23.1%
Inflation (IGP-DI)(2)	5.03%	17.7%	23.1%
Inflation (IPCA) (3)	5.79%	10.1%	4.5%
CDI (4)	12.4%	4.4%	2.8%
TJLP (5)	6.8%	5.3%	4.6%
Brazilian base interest rate (SELIC)	12.4%	9.25%	2.0%
Appreciation (depreciation) of the real against the U.S. dollar	(6.42)%	(7.46)%	(28.9)%
Exchange rate (R$ per US$1.00) at the end of the period (6)	5.218	5.576	5.197

Sources: FGV, IBGE, Central Bank and Economática.

(1)	As presented by the Central Bank. Estimate for 2022
(2)	Accumulated for the years ended December 31, 2022, 2021 and 2020. Inflation (IGP-M) is the general market price index measured by the FGV while IGP-DI is a price index measured by the FGV with respect to prices that directly affect the economic activity of the country, except exports.
(3)	Accumulated for the years ended December 31, 2022, 2021 and 2020. Inflation (IPCA) is a broad consumer price index measured by the IBGE. IPCA is the reference index for the Central Bank inflation-targeting system for the country (which means that it is the official inflation measure of the country) and relates to retail trade prices and household expenditures.
(4)	The interbank deposit certificate (Certificado de Depósito Interbancário), or CDI, rate is an average of interbank overnight rates in Brazil.
(5)	Long Term Interest Rates, or TJLP, is the Brazilian long term interest rate. Source CMN (Brazilian Monetary Council). As of January 1, 2018, a new long-term interest rate for loans granted by the Brazilian National Economic and Social Development Bank (BNDES), known as TLP, is in force.
(6)	Selling exchange rate reported by the Central Bank.

Selected Operating Data

The following table sets forth summary information regarding certain of our key performance metrics as of the periods indicated:

	As of December 31,
	2022	2021	2020

Active customers(1)(#)	13,336	11,827	9,442
Revenue growth rate (2)	23.6%	42.5%	21.4%
Net Revenue Expansion (NRE) rate for both the CPaaS and SaaS segments (3)	108%	122%	113%

(1)	We believe that the number of our active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	Percentage increase of net revenue year-over-year.
(3)	We believe that Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve month period.

Seasonality

Although we have not historically experienced significant seasonality with respect to our revenue, we have seen moderate seasonality in some use cases such as education and brick-and-mortar retail stores. We have experienced revenue growth during Black Friday at the end of November and the Christmas season. The rapid growth in our business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our quarterly results may fluctuate, and if we fail to meet securities analysts’ and investors’ expectations, then the trading price of our Class A common shares and the value of an investor’s investment could decline substantially.”

Description of Principal Line Items

The following is a summary of the principal line items comprising consolidated statements of profit and loss.

Revenue

Our revenue is mainly derived from usage and non-usage based fees earned from customers accessing our enterprise cloud computing services. The use of these services is measured by the individual volume of the component used and revenues based on these volumes are recognized in the period of use.

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

General and Administrative expenses

General and administrative expenses consist primarily of personnel expenses for our accounting, finance, legal, human resources, administrative, support and executives. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees, sales and other taxes, depreciation and amortization and an allocation of our general overhead expenses.

General and administrative expenses may vary as a result of being a publicly traded company and compliance requirements derived from the Sarbanes-Oxley Act. Public company costs include expenses associated with listing fees, annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls.

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

Financial expenses, net

Net finance expenses, net are comprised of finance expenses and finance income. Finance expenses are comprised of interest expenses (loans, debentures and leases), foreign exchange losses, taxes on financial transactions, losses on derivative instruments and inflation adjustments and other fees related to all financial obligations of the company. Finance income is comprised of interest income on investments and interest income from overdue customers as well as positive results from interest and exchange rate variations, gains with derivative financial instruments and other financial income. For further information about our financial expenses, net, see note 23 to our audited consolidated financial statements.

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

We may use the benefit derived from the Lei do Bem (Law No. 11,196/05), aimed at companies that perform research and development (R&D) of technological innovations. This benefit provides tax savings by reducing the income and social contribution tax base from 60% to 80% of our research and development expenditures.

For further information about our income tax and social contribution, see note 24 to our audited consolidated financial statements.

Historical Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2022 and 2021.

	Years ended December 31,
	2022(1)	2021(2)	Variation
	(in thousands of R$)		(%)
Revenue	756,715	612,324	23.6%
Cost of services	(467,803)	(431,419)	8.4%
Gross profit	288,912	180,905	59.7%
Sales and marketing expenses	(119,436)	(80,367)	48.6%
General and administrative expenses	(147,458)	(154,999)	(4.9)%
Research and development expenses	(64,072)	(46,308)	38.4%
Allowance for credit losses	(7,789)	(6,303)	23.6%
Goodwill impairment	(136,723)	—	n.m(3)
Other income and expenses, net	(102,424)	60,572	(269.1)%
Operating loss	(288,990)	(46,500)	521.5%
Finance expenses	(77,245)	(51,767)	49.2%
Finance income	33,423	32,798	1.9%
Financial Expenses, Net	(43,822)	(18,969)	131.0%
Loss before income tax and social contribution	(332,812)	(65,469)	408.4%
Deferred income tax and social contribution	91,249	23,313	291.4%
Current income tax and social contribution	(1,462)	(2,490)	(41.3)%
Total Income Tax and Social Contribution	89,787	20,823	331.2%
Loss for the year	(243,025)	(44,646)	444.3%

(1)	Reflects consolidation of eight months of Movidesk and full year of D1 and SenseData.
(2)	Reflects consolidation of five months of D1 and two months of SenseData.
(3)	Not Meaningful.

Revenue

Our revenue increased by R$144,391 thousand, or 23.6%, to R$756,715 thousand in the year ended December 31, 2022, from R$612,324 thousand in the year ended December 31, 2021, mainly as a result of 5.2% organic growth combined with revenues from Movidesk (R$34,586 thousand), entity acquired in May 2022, which added 2,500 active customers to our customer base, and higher revenues generated by D1 (R$64,595 thousand) and SenseData (R$15,334 thousand), entities which we acquired in the second semester of 2021.

Our 5.2% organic revenues growth are mainly related to revenues derived from the usage of our WhatsApp and other social medias solutions, which increased R$28,860 thousand, amounting to R$97,098 thousand in December 31, 2022, compared to R$68,238 thousand in December 31, 2021.

Cost of services

Our cost of services increased by R$36,384 thousand, or 8.4%, to R$467,803 thousand in the year ended December 31, 2022, from R$431,419 thousand in the year ended December 31, 2021, mainly as a result of cost of services from the operations of Movidesk (R$4,462 thousand), entity acquired in May 2022, and higher costs of services incurred by D1 (R$35,233 thousand) and SenseData (R$5,383 thousand), entities acquired in the second semester of 2021, combined with 1.4% organic growth in costs.

The 1.4% increase in costs related to organic growth are mainly related to costs with WhatsApp and other social medias solutions such as Instagram, which increased R$11,664 thousand, amounting to R$25,318 thousand in the year ended December 31, 2022, compared to R$13,654 thousand in the year ended December 31, 2021.

Gross profit

As a result of the above, our gross profit increased by R$108,007 thousand, or 59.7%, to R$288,912 thousand in the year ended December 31, 2022, from R$180,905 thousand in the year ended December 31, 2021. As a percentage of our revenue, our gross profit increased to 38.2% in the year ended December 31, 2022 from 29.5% in the year ended December 31, 2021, since our revenues increased 23.6%, more than our 8.4% increase in cost of service, mainly due to higher gross margin of our acquired companies (Movidesk, D1 and SenseData), compared to Zenvia Mobile Serviços Digitais S.A.

Sales and marketing expenses

Our sales and marketing expenses increased by R$39,069 thousand, or 48.6%, to R$119,436 thousand in the year ended December 31, 2022, from R$80,367 thousand in the year ended December 31, 2021, primarily due to sales and marketing expenses from the operations of Movidesk (R$8,536 thousand), entity acquired in May 2022, and higher sales and marketing expenses from D1 (R$17,124 thousand) and SenseData (R$408 thousand), entities which we acquired in the second semester of 2021, combined with increase of R$11,102 thousand in sales expenses related to the increase in revenues.

General and administrative expenses

Our general and administrative expenses decreased by R$7,541 thousand, or 4.9%, to R$147,458 thousand in the year ended December 31, 2022, from R$154,999 thousand in the year ended December 31, 2021, primarily as a result of the inexistence of expenses related to IPO grants in the year ended December 31, 2022, as compared to general and administrative expenses related to IPO grants of R$46,449 thousand in the year ended December 31, 2021, which was partially offset by the increase in general and administrative expenses from the operations of Movidesk (R$8,476 thousand), entity acquired in May 2022, and higher general and administrative expenses from the operations from D1 (R$6,939 thousand) and SenseData (R$10,926 thousand), entities acquired in the second semester of 2021.

Research and development expenses

Our research and development expense increased by R$17,764 thousand, or 38.4%, to R$64,072 thousand in the year ended December 31, 2022, from R$46,308 thousand in the year ended December 31, 2021, primarily due to increase in research and development expenses related to the operations of Movidesk (R$15,152 thousand), entity acquired in May 2022, and an increase in research and development expenses in D1 (R$9,347 thousand), entity acquired in the second semester of 2021.

Goodwill Impairment

A goodwill impairment expense with regards to our SaaS segment amounted to R$136,723 thousand in the year ended December 31, 2022 compared to R$0 in the year ended December 31, 2021. This impairment is attributable to the combination of a slower-than-expected revenue growth of our SaaS CGU in the context of a challenging macroeconomic scenario and an increased perceived risk resulting in higher discount rate.

Other income and expenses, net

Our other income and expenses, net changed by R$162,996 thousand, to an expense of R$102,424 thousand in the year ended December 31, 2022, from an income of R$60,572 thousand in the year ended December 31, 2021, as a result of expenses from the effect of the renegotiation of liabilities related to business combinations of R$98,650 thousand related to the acquisition of Movidesk and SenseData recorded in the year ended December 31, 2022, as compared to income from the effect of the renegotiation of liabilities related to business combinations of R$60,970 thousand related to the acquisition of D1 recorded in the year ended December 31, 2021.

Financial expenses, Net

Our financial expenses, net increased by R$24,853 thousand, or 131.0%, to R$43,822 thousand in the year ended December 31, 2022, from R$18,969 thousand in the year ended December 31, 2021, as a result of the following:

Finance expenses

Our finance expenses increased by R$25,478 thousand, or 49.2%, to R$77,245 thousand in the year ended December 31, 2022, from R$51,767 thousand in the year ended December 31, 2021, primarily as a result of the adjustment to present value (APV) related to the finance charge associated with payment deadlines for Movidesk’s acquisition, in the amount of R$24,024 thousand, which did not occur in the year ended December 31, 2021, and the increase in interest on loans and financing in the amount of R$8,403 thousand.

For the year ended December 31, 2022, the total amount of the APV has been recognized as an additional effect of the renegotiation of the acquisition agreement of Movidesk. Per the amended terms, the remaining payments owed to Movidesk’s former shareholders will now be paid in fixed installments subject to accrued interest.

Finance income

Our finance income increased by R$625 thousand, or 1.9%, to R$33,423 thousand in the year ended December 31, 2022, from R$32,798 thousand in the year ended December 31, 2021, mainly due to increase of R$5,714 thousand in the interest on financial instrument in the year ended December 31, 2022, partially offset by a decrease of R$4,309 thousand in foreign exchange gains.

Loss before taxes

As a result of the above, our loss before taxes increased by R$267,343 thousand, or 408.4%, to a loss of R$332,812 in the year ended December 31, 2022, from a loss of R$65,469 thousand in the year ended December 31, 2021.

Total Income Tax and Social Contribution

Total income tax and social contribution increased by R$68,964 thousand, to a benefit of R$89,787 in the year ended December 31, 2022 from a benefit of R$20,823 thousand in the year ended December 31, 2021, primarily due to an increase in the recognition of deferred income tax assets as explained below.

Our deferred income tax and social contribution increased R$67,936 thousand to R$91,249 thousand in the year ended December 31, 2022 from R$23,313 thousand in the year ended December 31, 2021, mostly due to an increase of R$39,222 thousand in provision for compensation from acquisitions and R$33,059 thousand from goodwill impairment.

Loss for the year

As a result of the above, our loss for the year increased by R$198,379 thousand, or 444.3%, to a loss of R$243,025 thousand in the year ended December 31, 2022 from a loss of R$44,646 thousand in the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2021 and 2020.

	Years ended December 31,
	2021	2020	Variation
	(in thousands of R$)		(%)
Revenue	612,324	429,701	42.5%
Cost of services	(431,419)	(325,870)	32.4%
Gross profit	180,905	103,831	74.2%
Sales and marketing expenses	(80,367)	(33,589)	139.3%
General and administrative expenses	(154,999)	(71,667)	116.3%
Research and development expenses	(46,308)	(15,637)	196.1%
Allowance for credit losses	(6,303)	(4,205)	49.9%
Other income and expenses, net	60,572	(840)	(7311.0)%
Operating profit	(46,500)	(22,107)	110.3%
Finance costs	(51,767)	(26,580)	94.8%
Finance income	32,798	19,217	70.7%
Financial expenses, net	(18,969)	(7,363)	157.6%
Loss before income tax and social contribution	(65,469)	(29,470)	122.2%
Deferred income tax and social contribution	23,313	8,480	174.9%
Current income tax and social contribution	(2,490)	(441)	464.6%
Loss for the year	(44,646)	(21,431)	108.3%

Revenue

Our revenue increased by R$182,623 thousand, or 42.5%, to R$612,324 thousand in the year ended December 31, 2021 from R$429,701 thousand in the year ended December 31, 2020, mainly as a result of (i) strong organic growth with a 25% increase in the number of active customers to 11,827 in the year ended December 31, 2021, including 220 customers from D1 and SenseData acquisition, from 9,442 in the year ended December 31, 2020), (ii) client retention and cross-selling as measured by a 122% Net Revenue Expansion (NRE) rate, and (iii) revenues from D1(R$39,396 thousand) and SenseData (R$2,083 thousand), entities which acquired in 2021.

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

As a percentage of revenues, sales and marketing expenses reached 13.1% in the year ended December 31, 2021 from 7.8% in the year ended December 31, 2020, reflecting our strategy to accelerate growth, which resulted in a 25% increase in the number of active customers and a 122% Net Revenue Expansion (NRE) rate as described above.

General and administrative expenses

Our general and administrative expenses increased by R$83,332 thousand, or 116.3%, to R$154,999 thousand in the year ended December 31, 2021 from R$71,667 thousand in the year ended December 31, 2020, primarily as a result of (i) expenses of R$46,449 thousand in initial public offering bonuses expenses, which we did not occur in 2020 (see “Item 6. Directors, Senior Management and Employees – B. Compensation – Equity Incentive Plan”), (ii) expenses of R$11,215 thousand incurred in acquired entities, (iii) increase of expenses with compensation of personnel in the amount of R$15,539 thousand and (iv) increase of expenses with services acquired from third parties in the amount of R$6,306 thousand.

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

Finance costs

Our finance costs increased by R$25,187 thousand, or 94.8%, to R$51,767 thousand in the year ended December 31, 2021 from R$26,580 thousand in the year ended December 31, 2020, primarily as a result of the increase in loans and borrowings, mainly related to the acquisitions, and the increase in the Brazilian base interest rate to 9.25% as of December 2021 (from 2% in December 2020) which increased the interest under our outstanding indebtedness.

Finance income

Our finance income increased by R$13,581 thousand, or 70.7%, to R$32,798 thousand in the year ended December 31, 2021 from R$19,217 thousand in the year ended December 31, 2020, mainly due to a higher average monthly cash balance in 2021, resulting from the net proceeds received in July 2021 from our initial public offering.

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

Non-GAAP Financial Measures for the Years Ended December 31, 2022, 2021 and 2020
	Year ended December 31,
	2022	2022	2021	2020
	(in thousands of US$)(1)	(in thousands of R$)
Non-GAAP Gross Profit(2)	63,809	332,955	197,890	110,873
Non-GAAP Gross Margin(3)	44.0%	44.0%	32.3%	25.8%
Non-GAAP Operating Profit (Loss) (4)	(46,943)	(244,947)	29,519	(3,739)
EBITDA (5)	(41,011)	(213,996)	(5,369)	5,180
Adjusted EBITDA (6)	(14,809)	(77,273)	41,080	8,038

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.218 to US$1.00, as reported by the Central Bank as of December 31, 2022. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Gross Profit to gross profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Gross Profit.”
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations, expenses related to branch closing and expenses related to IPO grants. For a reconciliation of Non-GAAP Operating Profit (Loss) to profit (loss), see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Operating Profit (Loss).”
(5)	We calculate EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization. For a reconciliation of EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”
(6)	We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing, expenses related to IPO grants and goodwill impairment. For a reconciliation of Adjusted EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of EBITDA and Adjusted EBITDA.”

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I. Introduction—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Gross Profit

	Year ended December 31,
	2022	2022	2021	2020
	(in thousands of US$) (1)	(in thousands of R$)
Gross profit	55,368	288,912	180,905	103,831
(+) Amortization of intangible assets acquired from business combinations	8,441	44,043	16,985	7,042
Non-GAAP Gross Profit(2)	63,809	332,955	197,890	110,873
Revenue	145,020	756,715	612,324	429,701
Gross margin (3)	38.2%	38.2%	29.5%	24.2%
Non-GAAP Gross Margin (4)	44.0%	44.0%	32.3%	25.8%

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.218 to US$1.00, as reported by the Central Bank as of December 31, 2022. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Gross Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss).”
(3)	We calculate gross margin as gross profit divided by revenue.
(4)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

Reconciliation of Non-GAAP Operating Profit (Loss)

	Year ended December 31,
	2022	2022	2021	2020
	(in thousands of US$)(1)	(in thousands of R$)
Loss for the year	(46,574)	(243,025)	(44,646)	(21,431)
(+) Income tax and social contribution (current and deferred)	(17,207)	(89,787)	(20,823)	(8,039)
(+) Financial expenses, net	8,398	43,822	18,968	7,363
Operating loss	(55,383)	(288,990)	(46,501)	(22,107)
(+) Amortization of intangible assets acquired from business combinations	8,441	44,043	29,571	15,510
(+) Expenses related to branch closing(2)	—	—	—	2,858
(+) Expenses related to IPO grants(3)	—	—	46,449	—
Non-GAAP Operating Profit (Loss)(4)	(46,943)	(244,947)	29,519	(3,739)

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.218 to US$1.00, as reported by the Central Bank as of December 31, 2022. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Corresponds to the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(3)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”
(4)	We calculate Non-GAAP Operating Profit (Loss) as loss adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations, expenses related to branch closing and expenses related to IPO grants. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss).”

Reconciliation of EBITDA and Adjusted EBITDA

	Year ended December 31,
	2022	2022	2021	2020
	(in thousands of US$)(1)	(in thousands of R$)
Loss for the year	(46,574)	(243,025)	(44,646)	(21,431)
(+) Income tax and social contribution (current and deferred)	(17,207)	(89,787)	(20,823)	(8,039)
(+) Financial expenses, net…	8,398	43,822	18,969	7,363
(+) Depreciation and amortization	14,372	74,494	41,131	27,287
EBITDA(2)	(41,011)	(213,996)	(5,369)	5,180
(+) Expenses related to branch closing(3)	—	—	—	2,858
(+) Expenses related to IPO grants(4)	—	—	46,449	—
(+) Goodwill impairment(5)	26,202	136,723	—	—
Adjusted EBITDA(6)	(14,809)	(77,273)	41,080	8,038

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$5.218 to US$1.00, as reported by the Central Bank as of December 31, 2022. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization. For further information on EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––EBITDA and Adjusted EBITDA.”
(3)	Corresponds to the write-off of leasehold improvements in the amount of R$1,758 thousand and fines paid in connection with the return of property before expiration of contractual term in the amount of R$1,100 thousand.
(4)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”
(5)	A goodwill impairment expense with regards to our SaaS segment.
(6)	We calculate Adjusted EBITDA as EBITDA plus expenses related to branch closing, expenses related to IPO grants and goodwill impairment. For further information on Adjusted EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––EBITDA and Adjusted EBITDA.”

B.Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments. As of December 31, 2022 and 2021, our cash and cash equivalents amounted to R$100,243 thousand and R$582,231 thousand, respectively. This decrease in cash and cash equivalents reflects mainly (i) payments of consideration related to acquisitions, net of cash acquired during 2022, in the amount of R$300,088 thousand, (ii) installment payments for investments in the amount of R$172,892 thousand, mainly related to D1 and SenseData, and (iii) payment of borrowings in the amount of R$74,069 thousand, partially offset by the proceeds from loans and borrowings in the amount of R$34,000 thousand.

As of December 31, 2022, our loans, borrowings and debentures amounted to R$166,834 thousand, of which R$89,541 thousand was current and R$77,293 thousand was non-current. As of December 31, 2022, we also had R$60,778 thousand in current liabilities from acquisitions and R$290,852 thousand in non-current liabilities from acquisitions.

In 2022, we focused on increasing gross profit, improving liquidity and preserving cash and took action to implement cost-cutting initiatives, such as the review of our corporate structure, which reduced our current workforce by 9% (compared to our corporate structure immediately prior to such workforce reduction) and was in line with the acceleration of the integration of acquisitions. We expect that these actions will result in an improvement of cash generation for the next 12 months. We estimate that the workforce reduction measure will reduce our personnel expenses by approximately R$40.0 million, in addition to savings of around R$30.0 million in our non-personal general and administrative expenses resulting from other cost-cutting initiatives, such as planned decrease of services provided by third parties in 2023.

Within this context, in 2022 we renegotiated short-term obligations associated with earn-out payments (see note 19 to our audited consolidated financial statements) and current outstanding loans (see note 12 to our audited consolidated financial statements). Therefore, as a result of the above referred initiatives, although we have experienced decreases in operating cash flow, and increases in cash used in both financing and investing activities, we believe that we will increase our cash flow from operations during 2023 and continue to fund our operations with such operating cash flows, while at the same time, meeting our debt obligations as they come due. Considering our short-term financial contractual obligations and commitments as of December 31, 2022, we expect a cash outlay of R$159,773 thousand during 2023 mainly for our existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. In order to satisfy such obligations, we expect that continuing growth in revenues and margins will result in an increase in cash flow from operations. Therefore, we believe our working capital and projected cash flows from operations will be sufficient for the company’s requirements for the next twelve months. In addition to generating cash flow from operations, if necessary, it is probable that we will obtain new sources of financing that will enable us to meet our obligations. As a result of these factors, management continues to have a reasonable expectation that we will be able to continue operations in the foreseeable future.

However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key Information—D. Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.”

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

As of December 31, 2022, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in thousands of R$)
Net cash from (used in) operating activities	108,455	(97,260)	46,143
Net cash used in investing activities	(349,783)	(351,051)	(61,591)
Net cash from (used in) financing activities	(215,845)	935,033	62,052
Exchange rate change on cash and cash equivalents	(24,815)	35,530	1,033
Net (decrease) increase in cash and cash equivalents	(481,988)	522,252	47,637

Net cash from (used in) operating activities

For the year ended December 31, 2022, net cash from operating activities amounted to R$108,455 thousand, an increase of R$205,715 thousand compared to R$97,260 thousand of net cash used in operating activities for the year ended December 31, 2021, primarily as a result of:

  Loss for the year R$243,025 thousand combined with non-cash expenses, consisting primarily of the provision for earn-out and compensation in the amount of R$100,744 thousand, the goodwill impairment of R$136,723 thousand, depreciation and amortization of R$74,994 thousand and others, which amounted to R$68,423 thousand;
  Net cash from changes in operating assets and liabilities totaling R$70,541 thousand, principally due to an increase in the balance of suppliers of R$107,020 thousand and in prepayments of R$9,084 thousand, partially offset by a decrease in the balance of other assets of R$17,888 thousand and an increase in other liabilities of R$21,872 thousand;
  Partially offset by payments of interest of R$30,509 thousand over our loans and leases from financial institutions, an increase of R$12,576 thousand compared to R$17,933 thousand in the year ended December 31, 2021.

For the year ended December 31, 2021, net cash used in operating activities amounted to R$97,260 thousand, primarily as a result of:

  Loss for the year of R$44,646 thousand, the outflow of R$53,209 thousand in the net cash from changes in operating assets and liabilities and outflow of R$19,385 thousand on payments of interest and income tax.
  Net cash from changes in operating assets and liabilities, totaled R$53,209 thousand, principally due to: (i) an increase in the balance of accounts receivables, which led to a negative cash flows of R$45,645 thousand, mainly due increase in revenues (ii) an increase in the balance of prepayments and other assets, which led to a negative cash flows of R$31,226 thousand, partially offset by an increase in the suppliers, which led to positive cash flows of R$35,964 thousand; and
94

  Payments of interest of R$17,933 thousand and income tax and social contribution of R$1,452 thousand, which generated a net outflow of R$19,385 thousand.

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
  Net cash from changes in operating assets and liabilities, totaled R$16,449 thousand, principally due to: (i) an increase in the balance of accounts payables, which led to a positive cash flows of R$48,583 thousand; offset by (ii) an increase in the balance of accounts receivable, which led to negative cash flows of R$26,308 thousand, mainly due to an increase in the revenues; and (iii) an increase in the balance of prepayments and other assets, which led to a negative cash flows of R$5,826 thousand; and
  Payments of interest of R$5,232 thousand and income tax and social contribution of R$1,736 thousand, which generated a net outflow of R$6,968 thousand.

Net cash used in investing activities

Net cash used in investing activities decreased by R$1,268 thousand, to R$349,783 thousand in the year ended December 31, 2022, from R$351,051 thousand in the year ended December 31, 2021, primarily due to a reduction in cash payments related to acquisitions, which amounted to R$300,088 thousand in the year ended December 31, 2022, related to the Movidesk acquisition, as compared to R$326,860 thousand in the year ended December 31, 2021, related to the D1 and SenseData acquisitions.

Net cash used in investing activities increased by R$289,460 thousand, to R$351,051 thousand in the year ended December 31, 2021 from R$61,591 thousand in the year ended December 31, 2020, primarily due to cash payments in the aggregate amount of R$326,860 thousand mainly for the acquisitions of D1 and SenseData.

Net cash from (used in) financing activities

Net cash used in financing activities increased by R$1,150,878 thousand, to R$215,845 thousand of net cash used in financing activities in the year ended December 31, 2022, compared to R$935,033 thousand of net cash from financing activities in the year ended December 31, 2021. This negative change is mainly due to the absence of net proceeds from equity offerings in 2022, compared to the receipt of net proceeds in the amount of R$1,031,355 thousand from equity offerings in the year ended December 31, 2021.

Net cash from financing activities increased by R$872,981 thousand, to R$935,033 thousand in the year ended December 31, 2021 from R$62,052 thousand in the year ended December 31, 2020. This increase was primarily due to the receipt of net proceeds from our initial public offering complete in July 2021.

Capital Expenditures

Our capital expenditures (consisting of acquisitions of businesses, property and equipment and intangible assets) as a percentage of revenues was 47.17%, 56.6% and 14.6% in the years ended December 31, 2022, 2021 and 2020, respectively. Capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to R$356,919 thousand, R$346,273 thousand and R$62,656 thousand, respectively, principally due to:

  2022: cash payment for acquisitions, net of cash in the aggregate amount of R$300,088 thousand, with respect to Movidesk.
  2021: cash payment for acquisitions, net of cash in the aggregate amount of R$326,860 thousand, with respect to D1 and SenseData.
  2020: Net cash payment for the Sirena acquisition in the amount of R$45,344 thousand.

As of the date hereof, we expect that our capital expenditures for 2023 will be approximately R$50,000 thousand (when excluding earn-out payments related to other acquisitions, which R$60,778 thousand are current as of December 31, 2022). We currently expect that these capital expenditures will be funded through our current cash and cash equivalent balance and cash generated in 2023. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.”

Indebtedness

We had total indebtedness (consisting of loans and borrowings) in the amount of R$166,834 thousand, R$208,138 thousand and R$98,975 thousand as of December 31, 2022, 2021 and 2020, respectively.

As of January 1, 2023, our financing agreements provide for the following financial covenants:

  Net debt-to-EBITDA ratio, which is measured at the end of each fiscal year. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceeds 2.7x. For purposes of our financing agreements, (i) net debt is defined as gross debt (as such term is defined in the agreements) minus cash, financial investments and short- and long-term financial assets (such as derivatives), and (ii) EBITDA is defined as results (in the twelve months prior to the date of testing) before income tax and social contribution, depreciation and amortization, financial results, non-operational results, equity income from unconsolidated companies and non-controlling shareholder interest, excluding the effects of IFRS 16 – Leases.
  Consolidated minimum cash position of R$65,000 thousand and adjusted gross margin higher than 30%. As of December 31, 2022, such cash position and Non-GAAP Gross Margin were R$100,243 thousand and 44.0%, respectively.
  Zenvia Brazil is currently limited from distributing dividends in excess of 25% of the profit of any given year.

As of the date of this annual report, we were in compliance with such financial covenants.

During the year 2022, the financial covenants in our financing agreements with Bradesco and Banco do Brasil were renegotiated and reviewed to new terms to be applied as of the year 2023. Further, our financing agreements with Itaú, which were also subject to financial covenants, have been paid in full.

As of December 31, 2021, we were subject to the following financial covenants:

  Net debt-to-EBITDA ratio, measured at the end of each fiscal year, not exceeding 2.0x: For purposes of our financing agreements, (i) net debt is defined as gross debt (as such term is defined in the agreements) minus cash, financial investments and short- and long-term financial assets (such as derivatives), and (ii) EBITDA is generally defined as results (in the twelve months prior to the date of testing) before income tax and social contribution, depreciation and amortization, financial results, non-operational results, equity income from unconsolidated companies and non-controlling shareholder interest, excluding the effects of IFRS 16 – Leases. As of December 31, 2021, our cash position was higher than our debt, which led to a net cash of R$374,093 thousand. As of December 31, 2020 our net debt-to-EBITDA ratio was 7.53x of our last twelve months EBITDA for the year ended December 31,  2020.
  Shareholders’ equity to assets ratio higher than or equal to 0.25: As of December 31, 2021 and 2020, our shareholders’ equity to assets ratio was 0.63 and 0.25, respectively.

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

Furthermore, Zenvia Brazil working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default of our other loans.

Financing Agreements

The table below sets forth selected information regarding substantially all of our outstanding indebtedness as of December 31, 2022 and 2021:

		As of December 31,
	Interest	2022	2021
		(in thousands of R$)
Working capital	100% CDI+2.40% to 6.55% and 8.60% to 12.95%	125,834	163,138
Debentures	18.16%	41,000	45,000
Total		166,834	208,138
Current		89,541	64,415
Noncurrent		77,293	143,723

Working Capital

Zenvia Brazil has certain working capital credit facilities with Caixa Econômica Federal, Itaú Unibanco S.A., Banco Votorantim S.A., Banco ABC Brasil S.A., Banco do Brasil S.A., Banco Safra and Banco Bradesco S.A, as described below. These working capital facilities bear interest at rates between 100% CDI+2.40% to 100% CDI+6.55% and 8.60% to 12.95% per annum and mature between June 27, 2023 and May 24, 2025. As of December 31, 2022, the total outstanding amount of the working capital arrangements was R$125,834 thousand.

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

In October 2020, Zenvia Brazil entered into an agreement with Caixa Econômica Federal for a CCB in the aggregate amount of R$15,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados em duplicatas mercantis representadas por títulos de cobrança bancária) and certain deposits/financial investments (depósitos/aplicações financeiras). Following a one and a half year grace period during which interest is payable, the CCB will be paid in 24 monthly installments with the first installment of principal and interest due on May 3, 2021 and the last installment due on April 1, 2024.

In November 2020, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a credit line offered by the Brazilian government through the Fundo Garantidor para Investimentos, or FGI, program in the amount of R$10,000 thousand. Through the FGI program, BNDES guarantees the transaction, aiming to facilitate access to credit lines for businesses. Following a one year grace period during which principal and interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024.

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

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,574 thousand for working capital purposes. Following an one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025. This agreement was renegotiated and now provides that we are required to maintain Net Debt-to-EBITDA ratio of less than or equal to 3.5x as of December 31, 2023.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. The last installments of these agreements are payable on August 27, 2024 (R$18,000 thousand) and February 27, 2025 (R$32,000 thousand), respectively. These agreements were renegotiated granting additional six months of grace period, without changing the final installment date. Also, as of December 31, 2023 each of the agreements provide that Zenvia Brazil is subject to a financial covenant that requires the maintenance of a net-debt to EBITDA ratio of less than or equal to 3.5x.

On March 25, 2021, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. – Nassau Branch for a CCB (Cédula de Crédito Bancário) in the aggregate amount of US$1,453 thousand, convertible to reais at the execution date under a swap agreement (Contrato para Operações de Derivativos com Pacto de Cessão Fiduciária) resulting in a total aggregate amount of R$8,000 thousand. The transaction is secured by a fiduciary assignment of certain credits held at a bank account held by Zenvia Brazil with Banco Votorantim S.A. After a grace period of six months during which interest is due, the loan is divided in 12 monthly installments, of principal and interest with the first installment due on October 25, 2021 and the final on September 26, 2022. As of December 31, 2022, this agreement has been fully repaid.

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB in the aggregate amount of R$20,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes) and certain deposits/financial investments (depósitos/aplicações financeiras). Following an eighteen-month grace period during which interest is payable, the CCB will be paid in 30 monthly installments with the first installment of principal and interest due on December 26, 2023 and the last installment on May 24, 2025.

On December 29, 2022, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A., the Itaú 4131 Loan, for a euro-denominated credit facility in the aggregate amount of EU2,497 thousand,. The Itaú 4131 Loan bears interest at 5.02% per annum and is guaranteed by a standby letter of credit (Contrato de Prestação de Garantia Internacional), or Standby Letter, issued by Itaú Unibanco S.A., which has been guaranteed by Itaú Unibanco S.A.. In addition, on December 29, 2022, Zenvia Brazil entered into a financial derivative instrument (notas de negociação de troca de indexadores) with Itaú Unibanco S.A. to hedge exchange rate variation under the 4131 Loan. As a result of such financial derivative instrument, the Itaú 4131 Loan bears interest at the effective rate of CDI+6.5505% per annum. As of December 31, 2022, the total outstanding amount under the Itaú 4131 Loan was R$14,000 thousand. The Itaú 4131 Loan will be paid, following a grace period of eight months, in two monthly installments with the first installment due on September 25, 2023 and the last one due on November 24, 2023, on which date it will be repaid in full. This agreement provides that we are required to maintain a Net Debt-to-EBITDA ratio of less than or equal to 2.7x.

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares and secured by the fiduciary assignment (cessão fiduciária) of (i) receivables equivalent to two times the amount of the last installment, which are deposited into an escrow account controlled by the debenture holder and (ii) 10% of D1 common shares in the total amount of R$45,000 thousand. This debenture deed was amended on July 30, 2021 and September 12, 2022. Pursuant to the last amendment, the fixed interest rate amounts to 18.16% per annum and the debentures have an amortization schedule of 19 monthly installments, the first of which has already been paid. The last installment is due on July 30, 2024.

Debenture holders may declare early maturity of D1’s debt if, pursuant to our quarterly earnings release or consolidated financial statements, our Non-GAAP Gross Margin falls below 30% or cash and cash equivalents balance falls below R$65,000 thousand.

Zenvia is currently not in breach of any of the covenants set forth in this agreement.

C.Research and Development, Patents and Licenses, etc.

We have been increasing our expenses in research and development, which combined with our M&A strategy, allow us to increase our value offer by providing services designed to simplify the way that businesses connect with their end-consumers.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Within our industry, we need to understand our consumers’ behavior and needs in order to prepare for the next shift in the relationship between businesses and their end-consumers so that we are well positioned to propose and develop new products to support this change in consumer trends and behavior. Additionally, we need to understand the communication channel of choice between businesses and their end-consumers throughout all phases of a customer journey so that we are in a position to quickly develop and deploy the communication channel that businesses need to most effectively communicate with their end-consumers. The market for communications in general, and cloud communications in particular, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. We may not be able to adapt quickly enough to meet our customers’ requirements, preferences and industry standards. We may face obstacles in our search for a digital transformation related to corporate culture, business complexity and the lack of processes that make employee collaboration and integration feasible. These challenges may limit the growth of our platform and adversely affect our business and results of operations. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change and applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices than ours and more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively. If we do not respond to the urgency in meeting new standards and practices, our platform and our own technology may become obsolete and materially adversely affect our results.

The market for securities offered by companies with significant operations in Brazil is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. Interest rates have increased rapidly in the United States in the year ended December 31, 2022. The U.S. Federal Reserve recently increased interest rates in the United States to a target range of 4.75%-5%. It is anticipated that the U.S. Federal Reserve will again raise the federal funds rate in the coming months up to a peak of 5.1%. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies operating in emerging market economies like us could find it more difficult and expensive to borrow capital and refinance existing debt. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

During 2022, our customers and suppliers continued to face persistent macroeconomic challenges associated with several factors, such as rising interest rates; rising inflation; global supply chain constraints; changes in foreign currency exchange rates; recession concerns; and geopolitical uncertainty. We believe the aforementioned factors may impact our industry and financial markets during 2023, and potentially beyond, which may result in customers across several industries to reduce, or delay deployment of, spending budgets. On the other hand, as modern-day society has become increasingly dependent on usage of voice and messaging services for communication needs, we believe there will be increased strain on and demand for communications infrastructure, including our products, which may be positive for us but will require us to make additional investments, the availability of which may be limited. For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry.”

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations.”

E.Critical Accounting Policies and Estimates

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being one operating segment. We had two reportable segments (SaaS and CPaaS) for the period ended December 31, 2022 and we had one reportable segment for the reportable periods ended December 31, 2021 and 2020.

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

Significant assumptions	Relationship between significant unobservable inputs and measurement of the present value of cash flows
● Annual forecast revenue growth rate; ● Forecast of the growth rate of variable input costs; and ● Risk-adjusted discount rate.

The present value of cash flows could increase (decrease) if:

●              the annual growth rate of revenue was higher (lower);

●              the cost growth rate was (higher) lower; or

●              the risk-adjusted discount rate was (higher) lower.

The recoverable amount of the two CGUs was determined by calculating the present value of cash flows based on the our economic / financial projections for the next 5 years, and a terminal growth rate thereafter.

The key assumptions used in the estimation of the value are set out below. The values assigned to the key assumptions represent our management’s assessment of future trends in the relevant and markets in which the relevant CGUs operate and have been based on historical data from both external and internal sources.

101

	2022	2021	2020
Consolidated
Weighted average annual revenue growth	—	38.10%	36.38%
Weighted average annual growth of variable cost	—	30.29%	26.93%
Weighted average cost of capital (WACC)	15.44%	14.73%	16.40%
Growth in terminal value	3.25%	5.00%	—

CPaaS CGU
Weighted average annual revenue growth	3.55%	—	—
Weighted average annual growth of variable cost	(4.51)%	—	—

SaaS CGU
Weighted average annual revenue growth	36.86%	—	—
Weighted average annual growth of variable cost	22.94%	—	—

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, we recognized an impairment of R$136,723 thousand in SaaS CGU that reduced the book value of goodwill of this CGU to its recoverable amount. This impairment is attributable to the combination of a slower-than-expected revenue growth of our SaaS CGU in the context of a challenging macroeconomic scenario and an increased perceived risk resulting in higher discount rate. No goodwill impairments were identified on the CPaaS CGU. There were no impairment loss recorded for intangible asset or goodwill for the years ended December 31, 2021 or 2020.

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

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, we recognized R$136,723 thousand in goodwill impairment in SaaS CGU that reduced the carrying value of goodwill of this CGU to its recoverable amount. No goodwill impairments were identified on the CPaaS CGU. There were no impairment expenses of intangible assets for the year ended December 31, 2022. There were no impairment expenses recorded for intangible asset and goodwill for the years ended December 31, 2021 or 2020.

When no internally generated intangible asset can be recognized, we recognize development expenses in income (loss) for the period, when incurred. After the initial recognition, intangible assets generated internally are recorded at cost, less amortization and accumulated impairment losses, as well as intangible assets separately acquired.

Income tax and social contribution

Current income tax

The current income tax, or CIT, is calculated at a joint nominal rate of approximately 34%. CIT is composed of (i) income tax at the rate of 15% in addition to a surplus rate of 10% for taxable income exceeding R$20.0 thousand per month; and (ii) 9% social contribution tax on net income.

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

Deferred taxes

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Act (as amended).

Board of Directors

We are managed by our board of directors. Our Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders, the board of directors will be composed of four (4) to nine (9) directors, with the number being determined by a majority of the directors then in office. See “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Appointment, Disqualification and Removal of Directors.” for further information.

Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders or board of directors that appoints such director, or, if no term is fixed on the appointment of the director, until the earlier of his death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association.

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Cassio Bobsin	42	Chairman
Jorge Steffens	57	Board member
Paulo Sergio Caputo	63	Board member
Eduardo Aspesi†	63	Board member
Piero Lara Rosatelli	37	Board member
Ana Dolores Moura Carneiro de Novaes†	61	Board member

†              Member of our audit committee.

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our board of directors is Avenida Paulista, No. 2300, 18th Floor, 01310-300 São Paulo, São Paulo, Brazil.

Cassio Bobsin. Mr. Bobsin is our founder, chairman of our board of directors and our chief executive officer . He is the founder of WOW Accelerator, the largest independent startup accelerator in Brazil. Mr. Bobsin holds a bachelor’s degree in computer science from the Federal University of Rio Grande do Sul, or UFRGS, an MBA at ESPM, MsC in business administration from PPGA/UFRGS and also attended the Owner/President Management Program at Harvard Business School and Executive Program for Growing Companies at Stanford University. He is a member of the Young Presidents Organization and an Endeavor Entrepreneur.

Jorge Steffens. Mr. Steffens is a founding partner of Oria, primarily responsible for investments and the operational performance of the Oria funds’ portfolio companies, and of ETS Participações Ltda. He is a member of our board of directors, a member of our ethics committee and a member of the board of directors of GeoFusion and Knew.in. Mr. Steffens was a member of the board of directors of Navita | Mobi All Tecnologia S.A. and Blockbit Tecnologia Ltda, Cipher S.A until 2021 as well as CEO of Datasul S.A. from 2003 to 2008, leading the IPO process and also served as the Managing Director of Datasul S.A. in different development activities such as sales and deployment of management software (ERP, CRM, SCM, HR) from 1988 to 1999. He was founder and Director of Systems Integration of Neogrid Software SA from 2000 to 2002. Mr. Steffens holds a degree in information technology from Mackenzie University and the Regional University of Blumenau, a post-graduate degree in marketing from FGV and a post-graduate degree in production engineering from the State University of Santa Catarina, specialization in management from Stanford University. He is certified by the APICS (CPIM).

Paulo Sérgio Caputo. Mr. Caputo is a founding partner of Oria Capital, and is primarily responsible for investments and the operational performance of Oria funds’ portfolio companies. He served as board member of CSU Digital from 2016 to 2022, of TOTVS from 2018 to 2020, and was also the chairman of the board of Bematech from 2013 to 2015. Prior to founding Oria, Mr. Caputo was a partner of DLM Invista from 2009 to 2015, served as vice-president at TOTVS, Business Development Officer at Datasul and Executive Manager at Grupo RBS. Mr. Caputo holds a degree in Law from the University of São Paulo, and started his career as a lawyer at Machado Meyer Advogados.

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

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. See “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Appointment, Disqualification and Removal of Directors ⸻ Proceedings of the Board of Directors” for further information.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Cassio Bobsin	42	Chief Executive Officer
Shay Chor	46	Chief Financial Officer
Lilian Lima	55	Chief Technology Officer
Katiuscia Alice Teixeira	32	Chief People Officer
Raphael Godoy	40	SaaS Chief Revenue Officer
Cristiano Franco	47	CPaaS Chief Revenue Officer
Luca Bazuro	35	Consulting Chief Revenue Officer

The following is a summary of the professional experience of our current executive officers. Unless otherwise indicated, the current business addresses of all our executive officers is Avenida Paulista, No. 2300, 18th Floor, 01310-300 São Paulo, São Paulo, Brazil.

Cassio Bobsin. Mr. Bobsin is our founder, chairman of our board of directors and our chief executive officer. For biographical information regarding Mr. Bobsin, see “—Board of Directors.”

Shay Chor.  Mr. Chor is our Chief Financial Officer. Mr. Chor joined us from Atento, where he spent four years as Corporate Treasurer and Investor Relations Director. Prior to that, he worked six years covering both Brazilian and U.S. investors as a Senior Vice President on the Latin America Equity Sales desk at Goldman Sachs. Mr. Chor began his career in 1999 at UBS Warburg, having held different roles in the areas of equity sales, equity research, investor relations and structured finance at institutions such as Deutsche Bank, Banco Santander and Brasil Telecom. Mr. Chor holds a Bachelor´s degree in Business Administration from IBMEC, Brazilian Institute for Capital Markets.

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

Raphael Godoy. Mr. Godoy is our SaaS chief revenue officer, having been with us since 2018 when he started his career at Zenvia as marketing manager, with a solid background developing marketing and sales strategies in different business environments such as telecom, real state and health industries. Since January 2021 he has been our chief marketing officer (CMO). Mr. Godoy holds a degree in Design from Universidade Mogi das Cruzes, a specialization in Marketing and a post-graduate degree in Business Administration (major in Finance), both from FGV. Mr. Godoy is currently attending Insper’s Top Management Program in partnership with Harvard Business School.

Cristiano Franco. Mr. Franco is our CPaaS chief revenue officer, having been with us since 2021 when he started his career at Zenvia as Segment Director with experience in improving P&L and service repositioning, more than 20 years of experience in several business segments and projects in the technology, IT, telecommunications and education sectors, including three years professionally outside of Brazil. Mr. Franco holds a degree in Electrical Engineering & Computer Science from the University of São Paulo and a post-graduate degree in Data Communication and Telecommunications from the Federal University of Pernambuco, as well as a master’s degree in Business Administration and Digital Strategies for Business from FGV and Columbia Business School, respectively.

Luca Bazuro. Mr. Bazuro is our consulting chief revenue officer. Mr. Bazuro joined Zenvia two years ago as International Manager to drive Zenvia’s expansion outside Brazil. He then moved on to lead the customer service and became our Strategy & Integrations Director. Mr. Bazuro comes from EssilorLuxottica, where he spent almost ten years in different areas and regions, including Milan, as Business Development and M&A Analyst, Sidney, as Business Controller, and Brazil (Latin American subsidiary), as eCommerce Manager, Business Development & Retail Expansion and ultimately Head of Innovation & Business Intelligence. Mr. Bazuro holds a Bachelor’s degree in International Management from LUISS and a Master of Economics degree from Bocconi University.

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

For the years ended December 31, 2022, 2021, 2020 and 2019, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$22.0 million, R$28.0 million, R$10.0 million and R$6.3 million, respectively, which includes both benefits paid in kind and compensation, considering the shares mentioned below.

In August 2022 we awarded 5,457 Class A common shares for the independent members of our board of directors. At the same date, we have granted 37,592 restricted shares with a vesting period of one year to such independent members.

Equity Incentive Plan

As a result of our initial public offering, on August 24, 2021, we paid R$45,618 thousand in cash to certain of our officers and employees, based on the initial public offering price of US$13.00 per Class A common share. This amount included R$45,983 thousand of cash-based payments to certain of our officers and employees as a result of our initial public offering.

Also, in connection with our initial public offering, on August 24, 2021, we granted in total to certain of our officers and employees 43,037 awards of restricted share units and 12,828 awards of performance shares. Such restricted share units and performance shares have been vested.

Long-term Incentive Plan No. 4

On May 4, 2022, our board of directors approved the Long-term Incentive Plan No. 4, or the ILP 4, which provides for the grant to its participants of restricted Class A common shares based on the relevant granting methodology.

The participants of the ILP 4 are selected by our board of directors within the eligible employees and executives of our group companies, pursuant to the positions set forth in the ILP 4.  Upon the voluntary execution of the respective granting agreement, participants under the ILP 5 are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in the ILP 4, a certain number of restricted shares, calculated based on their position, salary and effective fulfilment of the vesting period.

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) delivering the corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares of to be issued in relation to the ILP 5 shall not exceed 240,000 and shall be subject to certain trading restrictions.

As of the date of this annual report, we have granted participants the right to receive 114,055 restricted shares under the ILP 4, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under the ILP 4.

For further information, see note 17 to our consolidated financial statements.

Long-term Incentive Plan No. 5

On February 28, 2023, our board of directors approved the Long-term Incentive Plan No. 5, or the ILP 5, which provides for the grant, to its participants , of restricted Class A common shares based on the relevant granting methodology.

The participants of the ILP 5 are selected by our board of directors within the eligible employees and officers of our group companies, pursuant to the positions set forth in the ILP 5.  Upon the voluntary execution of the respective granting agreement, participants under the ILP 5 are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in the ILP 5, a certain number of restricted shares, calculated based on their position, salary and effective fulfilment of the vesting period.

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) delivering the corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares of to be issued in relation to the ILP 5 shall not exceed 2,300,000 and shall be subject to certain trading restrictions.

As of the date of this annual report, we have granted participants the right to receive 1,807,094 restricted shares under the ILP 5, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under the ILP 5.

For further information, see note 17 to our consolidated financial statements.

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

Election and Terms of Directors

See “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act Item —10.B. Memorandum and Articles of Association — Appointment, Disqualification and Removal of Directors.”

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

Board Diversity

The Nasdaq rules provide that each company listed on Nasdaq must have, or explain why it does not have, at least two members of its board of directors including (i) at least one diverse director who self identifies as female and (ii) at least one diverse director who self-identifies as an underrepresented minority or LGBTQ+. For foreign issuers like us, “diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the company’s principal executive offices.

Nasdaq’s diversity rule provides for a transition period for listed companies to achieve compliance, based on their listing date and market tier. Companies listed on Nasdaq prior to August 6, 2021 are deemed compliant by having one diverse director (or provide the respective explanation) by December 31, 2023. Since we have a self-identified female member of our board, we satisfy the diversity requirement under the Nasdaq rule. We will be required to have two female directors or provide an explanation why we do not by December 31, 2026.

The following matrix outlines the gender identity and the demographic background of the members of our board of directors in accordance with the Nasdaq rules to which we are subject:

Board Diversity Matrix (As of April 26, 2023)
Country of Principal Executive Offices	Brazil
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	6

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

Ethics Channel and Whistleblower Procedures

Our ethics channel and whistleblower policy, which is applicable to all of our directors, officers and employees, as well as third party service providers, customers and business partners, establishes procedures for the investigation of potential violations of legal, regulatory or accounting norms or of our Code of Ethics and Conduct and Corporate Policies. We have adopted hotlines for the submission of complaints which ensure confidentiality and anonymity. Complaints will be channeled to our Ethics Officer (to be appointed upon consummation of this offering) or to the Audit Committee (with respect to complaints related to financial and accounting matters). Sanctions may vary from disciplinary action, as permitted under applicable law, and until termination of the relationship with us

Policy for Disclosure of Material Information

Our policy for disclosure of material information sets out guidelines for the disclosure of material, non-public information about our business to any market participant. We will only use institutional channels (Forms 6-K or 20-F, press releases, public conference calls and webcasts and our website) to disclose and to announce material information to the market. All of our conference calls and webcasts will be announced at least 48 hours in advance and will be accessible by the general public. We will hold quarterly earnings release conference calls and will generally engage in silent periods from the second week of the last month of each quarter until the day following a quarterly earnings release. Only our CEO and the persons expressly designated by him will be authorized to communicate material, nonpublic information to the market.

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

D.           Employees

As of December 31, 2022, we had 1,191 employees, of which 1,142 were based in Brazil, 14 were based in Argentina, 16 were based in Mexico and 19 were based in the United States.

As of December 31, 2022, 2021 and 2020, we had 1,128, 1,017 and 470 full-time employees, respectively. We also engage third-party consultants as needed to support our operations.

The table below breaks down our total personnel by category of activity as of December 31, 2022.

Activity	Number of Employees as of December 31, 2022	% of Total
Technology	426	35.8%
Sales / Customer Experience	582	48.9%
Product / Marketing	42	3.5%
Financial / Legal	80	6.7%
Human Resources	61	5.1%
Total	1,191	100.0%

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

	Common Shares Beneficially Owned				Total Voting Power(1)
	Class A		Class B
	Shares	%(2)	Shares	%(2)%
Major Shareholders
Cassio Bobsin(3)	897,635	5.0%	9,578,220	40.5%	38.0%
Oria Zenvia Co-investment Holdings, LP(4)	—	—	7,119,930	30.1%	28.0%
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia(4)	27,108	0.1%	4,329,105	18.3%	17.0%
Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia(4)	—	—	2,637,670	11.1%	10.4%
Twilio Inc.(5)	3,846,153	21.3%	—	—	1.5%
Tencent Holdings Limited(6)	3,452,776	19.1%	—	—	1.4%
Newfoundland Capital Management US, LLC(7)	1,588,711	8.8%	—	—	0.6%
Bogari Gestão de Investimentos Ltda.(8)	954,905	5.3%	—	—	0.4%
Directors and Executive Officers
Cassio Bobsin(3)	897,635	5.0%	9,578,220	40.5%	38.0%
All directors and executive officers as a group(9)	1,005,206	5.6%	9,578,220	40.5%	38.0%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to ten votes per common share, whereas holders of our Class A common shares are entitled to one vote per common share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act — Item 10.B. Memorandum and Articles of Association — Share Capital.”
(2)	Percentage of the specific class of common shares.
(3)	Based on a statement on Schedule 13D filed by Mr. Bobsin, Bobsin LLC and Bobsin Corp. on September 8, 2022, the date of the last available Schedule 13D filed by such persons with the SEC. Mr. Bobsin, a member of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in Bobsin Corp., a corporation formed under the laws of the British Virgin Islands. Bobsin LLC was dissolved on December 27, 2022. The business address for Mr. Bobsin is Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.
(4)	Based on a statement on Amendment No. 1 to Schedule 13G filed by Oria Gestão de Recursos Ltda. and others on February 9, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of common shares held of record by Oria Zenvia Co-investment Holdings, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, all investment funds ultimately managed by Oria Gestão de Recursos Ltda., a Brazilian independent asset management firm focused on private equity and venture capital with approximately R$1.1 billion of assets under management. The principal executive office of Oria Gestão de Recursos Ltda. is located at Avenida Paulista, 2,300, Pilotis Floor, Edificio São Luis, São Paulo, SP, Brazil.
(5)	Based on a statement on Schedule 13D filed by Twilio Inc. on August 9, 2021, the date of the last available Schedule 13D filed by such person with the SEC. The address for Twilio Inc. is at 101 Spear Street, First Floor, San Francisco, California 94105.
(6)	Based on a statement on Amendment No. 3 to Schedule 13G filed by TCH Ivory Limited and Tencent Holdings Limited on February 2,2023, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business addresses are at Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands, and 29/F, Three Pacific Place, No 1, Queen’s Road East, Wanchai, Hong Kong, respectively. Consists of common shares held directly by TCH Ivory Limited, wholly-owned subsidiary of Tencent Holdings Limited.
(7)	Based on a statement on Schedule 13G filed by Newfoundland Capital Management US, LLC on February 14, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business address is Rua Doutor Renato Paes de Barros, 778, Itaim Bibi, São Paulo, SP, 04530-001, Brazil.
(8)	Based on a statement on Amendment No. 1 to Schedule 13G filed by Bogari Gestão de Investimentos Ltda. and Bogari Value Master II Fundo de Investimento de Ações on February 13, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business address is at Rua Visconde de Pirajá, 433, sala 301, Ipanema, Rio de Janeiro, Rio de Janeiro, 22410-003, Brazil. Consists of common shares held directly by the fund Bogari Value Master II Fundo de Investimento de Ações which investment manager is Bogari Gestão de Investimentos Ltda.
(9)	Other than Cassio Bobsin, a member of our board of directors and our chief executive officer (see note 3 above), none of our directors or executive officer hold more than 1% of our issued and outstanding Class A common shares. Please (see “Item 6. Directors, Senior Management and Employees B. Compensation – Equity Incentive Plan”) for more information.

For more information, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital” and note 20 to our consolidated financial statements.

Registration Rights Agreement

We entered into a registration rights agreement, or the Registration Rights Agreement, with the following of our shareholders: Bobsin LLC (an affiliate of Cassio Bobsin), Oria Zenvia Co-Investment Holdings, LP, Oria Zenvia Co-Investment Holdings II, LP, Oria Tech Zenvia Co-Investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia.

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

On July 29, 2021, we sold to Twilio, 3,846,153 of our Class A common shares in a concurrent private placement, exempt from registration under the Securities Act, at a price per Class A common share of US$13.00, which was equal to the price per Class A common share in our initial public offering. In the context of this sale, Bobsin LLC (an affiliate of Cassio Bobsin), Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia granted Twilio a right of first offer  for their Class B common shares (which would be converted to Class A Common Shares resulting from the consummation of any such transaction) in the event of certain proposed transfers of shares by such shareholders that result in a change of our control. Twilio’s right of first offer is exercisable only to the extent that it holds an amount of shares corresponding to at least two thirds of the amount of Class A common shares it agreed to purchase under the private placement concurrent with our initial public offering at the time it receives a notice from any such shareholder about its intention to effect a transfer subject to the terms of the right of first offer agreement.

Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network – Zenvia contributing its CX communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route application-to-person messaging (A2P messages) and voice calls originating from Twilio’s customers and Twilio reciprocally agreed to process and route A2P messages and voice calls originating from our customers, which is essentially a transaction between us and Twilio for the reimbursement of SMS cost. As of December 2022, we had R$76,519 thousand in trade and other payables with Twilio.

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

Relationships with our Directors and Executive Officers

Mr. Cassio Bobsin, a member of our board of directors and our chief executive officer, indirectly holds 25.10% of our common shares (and 37.95% of the voting power of our outstanding common shares) through Bobsin Corp. See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders.”

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

As of December 31, 2022, we recorded provisions in connection with legal and administrative proceedings based on probable loss in an aggregate amount of R$ 39,750  thousand. However, legal and administrative proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases result in a judgment against us in any reporting period for amounts that exceed our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Tax Proceedings

As of December 31, 2022, we were party to 32 tax proceedings. In general, the main claims sought in these proceedings relate to (i) the disallowance of ISS tax as part of our basis for calculation of PIS/COFINS tax contributions, (ii) ISS tax assessment on our commercialization and sale of value added services regarding the integration between network service providers and our customers for SMS message traffic in the amount of R$ 37,525 thousand for which we have recorded a provision in the same amount, (iii) administrative claims in the amount of R$37,396 thousand related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from our acquisition of Kanon Serviços em Tecnologia da Informação Ltda. from Spring Mobile Solutions Inc., or Spring, for which we have not recorded a provision as the chance of loss under this proceeding was considered possible, (iv) administrative claim in the amount of R$21,867  thousand, related to a fine imposed by the tax authority of the city of Porto Alegre related to differences in the classification of SMS messages traffic (the tax authority understands they should be classified as marketing and publicity agency instead of software licensing), for which we have not recorded provision as the chance of loss under this proceeding was considered possible, and (v) judicial proceedings seeking a less burdensome overall tax regime and mainly addressing the reduction of the tax calculation basis levied on the provision of services, for which we have not recorded a provision, considering the associated risk of loss is not deemed probable.

Administrative Proceedings

As of December 31, 2022, we were plaintiffs in two administrative proceedings for which we have not recorded a provision. Those proceedings were initiated in August 2020 and March 2022 before ANATEL against tier 2 network service providers, respectively, Algar Celular S/A and TIM S/A. In general, we sought ANATEL for the establishment of standardized prices for SMS messages and challenging the adequacy of the use of broader inflation indexes for monetary adjustments in agreements with network service providers that are not telecommunication sector indexes. We are challenging what we believe are anti-competitive practices and abusive price increases. Currently, in both the Algar and TIM cases we are waiting for a final decision of ANATEL. For more information regarding our commercial relationship and agreements with network service providers, see “Item 10. Additional Information—Material Contracts.” See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— If we are not able to increase our fees or to pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Macroeconomic Environment.”

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

ITEM 9.                        THE OFFER AND LISTING

A.          Offer and Listing Details

Our common shares have been listed on the Nasdaq Capital Market since July 23, 2021 under the symbol “ZENV.” Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the Nasdaq Capital Market for our Class A common shares through April 26, 2023.

Price History of Our Class A Common Shares

The tables below set forth the high and low closing sales prices for our Class A common shares on the Nasdaq Capital Market for the periods indicated.

	Nasdaq
	US$ per Class A Common Share
	High	Low
Year
2021	19.00	6.79
2022	7.54	1.13
2023 (through April 26, 2023)	1.39	0.80

Source: Bloomberg

	Nasdaq
	US$ per Class A Common Share
	High	Low
Quarter
First Quarter 2022	6.67	3.83
Second Quarter 2022	7.54	2.07
Third Quarter 2022	2.58	1.40
Fourth Quarter 2022	1.88	1.13
First Quarter 2023	1.39	0.83
Second Quarter 2023 (through April 26, 2023)	0.99	0.80

Source: Bloomberg

	Nasdaq
	US$ per Class A Common Share
	High	Low
Month
October 2022	1.84	1.49
November 2022	1.88	1.43
December 2022	1.66	1.13
January 2023	1.19	1.02
February 2023	1.39	1.11
March 2023	1.24	0.83
April 2023 (through April 26, 2023)	0.99	0.80

Source: Bloomberg

B.           Plan of Distribution

Not applicable.

C.           Markets

See “—A. Offer and Listing Details” above.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.                     ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

At our annual general meeting held on November 30, 2022, our shareholders approved the Second Amended and Restated Memorandum and Articles of Association.

For a description of our memorandum and articles of association, please see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act.”

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made, or by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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
120

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Borrowing Powers

Except as expressly provided in our Articles of Association, our directors may exercise all the powers of Zenvia Inc. to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Zenvia Inc. or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

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

On November 14, 2019, we entered into an agreement with Oi Móvel S.A., or Oi, for Oi to provide us with SMS services. The agreement is valid until December 31, 2020 and subject to automatic renewal for periods of twelve months, unless either party provides 30 days’ prior written notice of the intention to not seek renewal. We may terminate the SMS services agreement at any time with 60 days’ prior written notice, subject to the payment of penalties. On January 7, 2020, we entered into an agreement with Oi for Oi to provide us with technology management services related to SMS messages. The agreement is valid until December 31, 2020 and not subject to automatic renewal. We may terminate the technology management services agreement at any time, subject to the payment of penalties. We pay a fixed monthly subscription fee for the services based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. On January 7, 2020, we amended both agreements to reflect a revised SMS message bundling allowance plus a fixed charge per SMS message over the allowance as the basis for the fixed monthly subscription fee. Notwithstanding the foregoing, on November 13, 2020, we entered into an agreement with Oi to purchase in advance 900 million SMS messages, to be used by no later than May 13, 2021, at prices more favorable to us than the prices established in the pricing table previously in effect. This purchase suspended the monthly subscription fee referred to above until May 13, 2021. On April 7, 2021, we entered into a second agreement with Oi purchasing 1.8 billion SMS messages in advance (to be used by no later than May 3, 2022) at prices more favorable to us than the prices established in the pricing table previously in effect.  On January 3, 2022, we amended this agreement to reflect new commercial terms, which were in effect from April 1, 2022 to December 31, 2022. In April 20, 2022, a new agreement updated the service provision structure, as a result of the acquisition of Oi’s mobile service operations by Claro, Telefônica and TIM, with the inclusion of their subsidiaries companies as co-providers of such messaging services. Services are currently being provided by these subsidiaries, keeping the prices established in Oi’s previous amendment regarding the clients not yet transferred to the acquiring carrier structure. The migration of Oi's previous client base to the acquiring carriers is expected to happen in the first half of 2023. Meanwhile, temporary agreements to formalize this scenario are being discussed with the acquiring carriers.

On October 21, 2022, we entered into a new agreement with Tim S.A., or TIM, for TIM to provide us with SMS services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement is valid until May 31, 2023, and subject to automatic renewal for a new 12-month period, unless either party provides 30 days’ prior written notice of the intention to not seek renewal.

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
127

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

Any dividends that an investor receives (including any withheld taxes) will be includable in such investor’s gross income as ordinary income on the day actually or constructively received by such investor. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A common shares, which have been listed on the Nasdaq, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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
129

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of Class A common shares that are paid to investors within the United States (and in certain cases, outside the United States), unless an investor establishes that it is an exempt recipient. Backup withholding may apply to such payments if an investor fails to provide a taxpayer identification number and a certification that it is not subject to backup withholding, or an such investor fails to report in full dividend and interest income.

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

See note 26.2(d) to our audited consolidated financial statements for further information.

Also, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity.”

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We are exposed to the risk of changes in the rates of CDI, and to CDI and TJLP for our financial investments and loans and, therefore, our financial result may change as a result of the fluctuation in the variation of these financial indexes. We manage interest rate risk by maintaining a balanced portfolio between financial investments and loans payable subject to fixed and variable rates.

We conducted a sensitivity analysis of the interest rate risks to which our financial investments and loans are exposed as of December 31, 2022. For this analysis, we adopted as a probable scenario for the future interest rates of 12% for the CDI rate. When estimating an increase or decrease in current interest rates for the period of one year by 25% and 50%, interest income and interest expenses, net, would be impacted as follows:

	Balance as of December 31, 2022	Risk	Scenario I (Probable)	Scenario II	Scenario III
	(in thousands of R$)		(in thousands of R$, except percentages)
Financial investments	56,447	Decrease of CDI	6,774	5,080	3,387
			12.00%	9.00%	6.00%
Loans and borrowings	166,834	Increase of CDI	20,020	25,025	30,030
			12.00%	15.00%	18.00%

See note 26.2(e) to our audited consolidated financial statements for further information.

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

Not applicable.

B.                  Warrants and Rights

Not applicable.

C.                  Other Securities

Not applicable.

D.                  American Depositary Shares

Not applicable.

PART II

ITEM 13.                     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                     CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in internal control over financial reporting related to the ineffective implementation and operation of general information technology controls, or GITCs, as described in “B. Management’s Annual Report on Internal Control Over Financial Reporting” below, as of December 31, 2022, our disclosure controls were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

B.                  Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and based on this assessment, our management has concluded that, as of December 31, 2022, our internal controls over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As part of our assessment, we identified a material weakness in our internal controls over financial reporting as of December 31, 2022 related to the ineffective implementation and operation of general information technology controls, or GITCs in the areas of user access and program change-management over information technology systems that support the financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs. This material weakness did not result in a material misstatement to our consolidated financial statements.

Remediation Plan and Actions

We have adopted measures to improve our control environment. The remediation action plan related to the material weaknesses identified and reported on the previous Form 20-F as of December 2021 included: (i) hiring experienced personnel in audit and internal controls; (ii) assessment of the adherence of Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission framework components; (iii) improvement of entity level controls (ELCs); (iv) preparation of risk and control matrices regarding to the main business processes; (v) design and implementation of new control activities and processes; (vi) release of policies and procedures covering the main business processes; (vii) improvement of the internal controls to provide additional levels of review and approval; (vii) enhancements of control activities documentation; and (viii) implementation of GITCs, including: (a) periodic user access review covering the ERP Protheus as well other corporate systems and tools; (b) logical access authorization and termination processes; (c) program change management controls; (d) program development controls; (e) data migration documentation related to SAP go-live (occurred in January 2023); (f) release of policies and procedures related Business Continuity Plan, IT Incident Management, Backup and Restore activities, Identity and Access Management, Privacy and Data Protection, Change Management, and IT Development.

However, notwithstanding the implementation of several enhancements on GITCs, these controls did not operate on a minimum frequency needed to remediate the related existing material weakness for the year ended December 31, 2022. Nevertheless, our management is confident about the improvement of our internal controls over financing report which was strengthened by the ISO 27001 certification obtained by us in connection with our information security management system in the fiscal year ended December 31, 2022, which covers user access and program change-management processes, among others.

Although we expect to complete the remediation activities by December 31, 2023, we cannot assure that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Certain Risks Relating to Our Business and Industry —Material weaknesses in our internal control over financial reporting have been identified. If we are unable to remedy such material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

C.                  Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D.                  Changes in Internal Control Over Financial Reporting

As reported in our annual report on Form 20-F for the fiscal year ended December 31, 2021, our management identified material weaknesses in our control over financial reporting related to the lack of (i) ineffective design, implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change-management over information technology systems that support the financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs and (ii) aggregation of control deficiencies with respect to ineffective design, implementation and operation within the financial reporting process relating to the preparation of the financial statements, including formalizing of the technical application of IFRS and applicability of required disclosures and approval of journal entries and reconciliations.

As part of our changes in internal control over financial reporting, as of the date of this annual report for the year ended December 31, 2022, we have implemented a remediation plan with respect to the material weaknesses indicated above, including designing and implementing improved processes and internal controls.

The measures in connection with the material weakness indicated in item (ii) above were implemented and evaluated by management during 2022 and as of December 31, 2022, management has completed the remediation activities for this material weakness. As a result, we concluded that we have remediated the previously reported material weakness related to aggregation of control deficiencies with respect to ineffective design, implementation and operation within the financial reporting process relating to the preparation of the financial statements, including formalizing of the technical application of IFRS and applicability of required disclosures and approval of journal entries and reconciliations.

The other material weakness, as described in item (i) above, remains as of December 31, 2022. We have determined a remediation plan in connection with such material weakness, as indicated in “—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

With the exception of the changes listed above, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes Ltda, our independent registered public accounting firm, for the years indicated. Our independent registered public accounting firm was KPMG Auditores Independentes Ltda for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(in R$ millions)
Audit fees(1)	0.8	0.9
Audit-related fees(2)	0.1	—
Tax fees	—	—
All other fees(3)	—	0.4
Total fees	0.9	1.3

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

Not applicable.

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

ITEM 19.                     EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
1.01*	Second Amended and Restated Memorandum and Articles of Association of Zenvia Inc.
2.01*	Description of Securities registered under Section 12 of the Exchange Act.
4.01	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on May 5, 2021, File No. 333-255269)
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

4.05*#	English translation of Amendment No. 05/2021 to the Services Agreement for Sending MSM Messages between Oi Móvel S.A. and Zenvia Mobile Serviços Digitais S.A., dated as of January 3, 2022.
4.06*#

English translation of Amendment No. 06/2022 to the Services Agreement for Sending MSM Messages between Oi S.A. –Under Court Supervised Reorganization- and Zenvia Mobile Serviços Digitais S.A., dated as of April 20, 2022.

4.07#

English translation of Standard Form Agreement Technical Service Management between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A., dated as of January 7, 2020 (incorporated herein by reference to Exhibit 10.05 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)

4.08*#

English translation of Amendment No. 05/2021 to the Services Agreement for Sending MSM Messages “Technical Services Agreement” between Oi Móvel S.A. and Zenvia Mobile Serviços Digitais S.A., dated as of January 3, 2022.

4.09*#	English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of October 21, 2022
4.10#

English translation of Amendment No. 04/2021 to the Services Agreement for Delivery of SMS “Technical Management Of Services” between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S/A, dated as of April 7, 2021 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on June 1, 2021, File No. 333-255269)

4.11#

English translation of Amendment No. 04/2021 to the Services Agreement for Delivery of SMS between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S/A, dated as of April 7, 2021 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on June 1, 2021, File No. 333-255269)

4.12#

English translation of Amendment No. 03/2020 to the Service Agreement of SMS Messaging Services and Technical Management between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A. (dated as of January 7, 2020), dated as of November 13, 2020 (incorporated herein by reference to Exhibit 4.09 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628)

4.13#†

English translation of Amendment No. 03/2020 to the Agreement for Provision of Services for Sending SMS Messages between Zenvia Mobile Serviços Digitais S.A. and Oi Móvel S.A. (dated as of November 14, 2019), dated as of November 13, 2020 (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628)

4.14#†

English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and Claro S.A., dated as of August 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628)

140

4.15#†

English translation of Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of November 30, 2021 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628)

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

* Filed herewith.

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

ZENVIA INC.

By:	/s/ Cassio Bobsin
	Name:	Cassio Bobsin
	Title:	Chief Executive Officer

By:	/s/ Shay Chor
	Name:	Shay Chor
	Title:	Chief Financial Officer

Date: April 28, 2023

142

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Zenvia Inc. as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Independent Registered Public Accounting Firm Report on the Consolidated Financial Statements	F-3
Auditor Name: KPMG Auditores Independentes Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 1124
Consolidated Statements of Financial Position	F-4
Consolidated Statement of Profit or Loss and Other Comprehensive Income	F-6
Consolidated Statement of Changes in Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9

Zenvia Inc. Consolidated financial statements as of December 31, 2022 and 2021

F-1

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Av. Carlos Gomes, 258 – 6th floor

90480-000 - Porto Alegre/RS – Brazil

Zip code: 90480-000 - Porto Alegre/RS – Brasil

Telephone +55 (51) 3327-0200

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Zenvia Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Zenvia Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Porto Alegre, Brazil

April 28, 2023

Zenvia Inc.

Consolidated statements of financial position at December 31, 2022 and 2021

(In thousands of Reais)

Balance

Assets	Note	2022	2021
Current assets
Cash and cash equivalents	6	100,243	582,231
Financial investment	6	8,160	-
Trade and other receivables	7	156,012	142,407
Derivative financial instruments		-	74
Tax assets	8	35,579	15,936
Prepayments	9	6,369	20,918
Other assets		6,821	4,493
Total current assets		313,184	766,059
Non-current assets
Tax assets	8	107	112
Prepayments	9	2,207	2,271
Other Assets		34	37
Financial investment	6	-	7,005
Deferred tax assets	24	91,769	2,276
Property, plant and equipment	10	19,590	15,732
Intangible assets and goodwill	11	1,377,232	1,050,357
Total non-current assets		1,490,939	1,077,790
Total assets		1,804,123	1,843,849

Zenvia Inc.

Consolidated statements of financial position at December 31, 2022 and 2021

(In thousands of Reais)

Liabilities	Note	2022	2021
Current liabilities
Trade and other payables	14	264,728	144,424
Loans and borrowings and debentures	12	89,541	64,415
Lease liabilities	13	1,992	2,220
Liabilities from acquisitions	19	60,778	176,069
Tax liabilities	24	17,046	15,736
Employee benefits	16	35,039	21,926
Deferred revenue		6,873	4,582
Taxes to be paid in installments		340	511
Total current liabilities		476,337	429,883
Non-current liabilities
Loans and borrowings and debentures	12	77,293	143,723
Lease liabilities	13	2,824	2,038
Trade and other payables	14	1,092	936
Liabilities from acquisitions	19	290,852	60,220
Employee benefits	16	62	-
Provisions for labor, tax and civil risks	18	1,969	1,369
Taxes to be paid in installments		454	722
Deferred tax liabilities	24	-	1,756
Total non-current liabilities		374,546	210,764
Equity	20
Capital		957,525	957,523
Reserves		244,913	226,599
Translation reserve		9,485	34,638
Accumulated losses		(258,587)	(15,558)
Equity attributable to owners of the Company		953,336	1,203,202
Non-controlling interests		(96)	-
Total equity		953,240	1,203,202
Total equity and liabilities		1,804,123	1,843,849

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statement of profit or loss and other comprehensive income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Reais)ofit and loss

DR

	Note	2022	2021	2020
Revenue	21	756,715	612,324	429,701
Cost of services	22	(467,803)	(431,419)	(325,870)
Gross profit		288,912	180,905	103,831
Operating expenses
Sales and marketing expenses	22	(119,436)	(80,367)	(33,589)
General and administrative expenses	22	(147,458)	(154,999)	(71,667)
Research and development expenses	22	(64,072)	(46,308)	(15,637)
Allowance for expected credit losses	22	(7,789)	(6,303)	(4,205)
Goodwill impairment	22	(136,723)	-	-
Other income and expenses, net	22	(102,424)	60,572	(840)
Operating loss		(288,990)	(46,500)	(22,107)
Financial Income (Expenses)
Finance expenses	23	(77,245)	(51,767)	(26,580)
Finance income	23	33,423	32,798	19,217
Financial expenses, Net		(43,822)	(18,969)	(7,363)
Loss before taxes		(332,812)	(65,469)	(29,470)
Income Tax and Social Contribution
Deferred income tax and social contribution	24	91,249	23,313	8,480
Current income tax and social contribution	24	(1,462)	(2,490)	(441)
Total Income Tax and Social Contribution		89,787	20,823	8,039
Loss of the year		(243,025)	(44,646)	(21,431)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		(25,153)	35,530	1,033
Total comprehensive loss for the year		(268,178)	(9,116)	(20,398)

Loss per share (expressed in Reais per share)
Basic	25	(5.843)	(1.369)	(0.931)
Diluted	25	(5.843)	(1.369)	(0.931)

Total comprehensive loss attributable to:
Owners of the Company		(268,182)	(9,116)	(20,398)
Non-controlling interests		4	-	-

Loss attributable to:
Owners of the Company		(243,029)	(44,646)	(21,431)
Non-controlling interests		4	-	-

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statement of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of reais)

		Reserves
	Capital	Capital reserve	Legal reserve	Investments reserve	Translation reserve	Retained earnings (loss)	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2020	93,883	-	3,854	1,600	-	-	99,337	-	99,337
Loss for the year	-	-	-	-	-	(21,431)	(21,431)	-	(21,431)
Capital increase	36,409	-	-	-	-	-	36,409	-	36,409
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	1,033	-	1,033	-	1,033
Balance at December 31, 2020	130,292	-	3,854	1,600	1,033	(21,431)	115,348	-	115,348
Loss for the year	-	-	-	-	-	(44,646)	(44,646)	-	(44,646)
Corporate reorganization	(130,286)	87,146	(3,854)	(1,600)	(1,925)	50,519	-	-	-
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	35,530	-	35,530	-	35,530
Share-based compensation	-	1,069	-	-	-	-	1,069	-	1,069
Issuance of common stock in connection with an initial public offering	1,031,355	-	-	-	-	-	1,031,355	-	1,031,355
Costs related to the initial public offering	(79,526)	-	-	-	-	-	(79,526)	-	(79,526)
Issue of shares related to business combinations	5,688	138,384	-	-	-	-	144,072	-	144,072
Balance at December 31, 2021	957,523	226,599	-	-	34,638	(15,558)	1,203,202	-	1,203,202
Loss of the year	-	-	-	-	-	(243,029)	(243,029)	4	(243,025)
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	(25,153)	-	(25,153)	-	(25,153)
Issuance of shares	1	411	-	-	-	-	412	-	412
Share-based compensation	-	2,164	-	-	-	-	2,164	-	2,164
Issuance of shares related to business combinations	1	15,739	-	-	-	-	15,740	-	15,740
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	(100)	(100)
Balance at December 31, 2022	957,525	244,913	-	-	9,485	(258,587)	953,336	(96)	953,240

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statements of cash flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of reais)

	2022	2021	2020
Cash flow from operating activities
Loss for the year	(243,025)	(44,646)	(21,431)
Adjustments for:
Income tax and social contribution	(89,787)	(20,823)	(8,039)
Depreciation and amortization	74,994	41,131	27,287
Goodwill impairment	136,723	-	-
Allowance for expected credit losses	7,789	6,303	4,205
Provisions for tax, labor and civil risks	4,148	2,896	7,622
Provision for bonus and profit sharing	14,781	8,335	650
IPO Bonus (Cash)	-	222	-
Share-based compensation	2,947	1,069	-
Provision for earn-out and compensation	100,744	(40,716)	16,715
Interest from loans and borrowings	29,723	17,091	4,826
Interest on leases	512	356	725
Exchange variation loss (gain)	23,083	2,031	(65)
Loss for non-use of the advance payment	5,529	-	-
Loss on write-off of intangible assets	25	-	50
Loss on write-off of property, plant and equipment	1,327	533	3,937
Gain on financial investments	(1,155)	-	-
Effect of hyperinflation	65	1,552	180
Changes in assets and liabilities
Trade and other receivables	(69)	(45,645)	(26,308)
Prepayments	9,084	(18,330)	(3,289)
Other assets	(17,888)	(12,896)	(2,537)
Suppliers	107,020	35,964	52,109
Employee benefits	(5,734)	2,210	(1,759)
Other liabilities	(21,872)	(14,512)	(1,767)
Cash generated from (used in) operating activities	138,964	(77,875)	53,111
Interest paid on loans and leases	(30,509)	(17,933)	(5,232)
Income taxes paid	-	(1,452)	(1,736)
Net cash flow from (used in) operating activities	108,455	(97,260)	46,143
Cash flow from investing activities
Acquisition of subsidiary, net of cash acquired	(300,088)	(326,860)	(45,344)
Acquisition of property, plant and equipment	(7,200)	(5,946)	(4,747)
Investment in interest earning bank deposits	-	(7,005)	-
Redemption of interest earning bank deposits	-	2,227	1,065
Acquisition of Intangible assets	(42,495)	(13,467)	(12,565)
Net cash (used in) investing activities	(349,783)	(351,051)	(61,591)
Cash flow from financing activities
Capital increase – public offering	-	1,031,355	-
Issuance cost – public offering	-	(79,526)	-
Proceeds from loans and borrowings	34,000	88,000	62,000
Payment of borrowings	(74,069)	(41,652)	(33,212)
Payment of lease liabilities	(2,884)	(569)	(3,145)
Payments in installments for acquisition of subsidiaries	(172,892)	(62,575)	-
Capital increase	-	-	36,409
Net cash used in from financing activities	(215,845)	935,033	62,052
Exchange rate change on cash and cash equivalents	(24,815)	35,530	1,033
Net (decrease) increase in cash and cash equivalents	(481,988)	522,252	47,637
Cash and cash equivalents at January 1	582,231	59,979	12,342
Cash and cash equivalents at December 31	100,243	582,231	59,979

See the accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

1.              Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). The Group is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of The Group Service as a Software (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of December 31, 2022, the Company has negative consolidated working capital in the amount of R$163,153 (current assets of R$313,184 and current liabilities of R$476,337), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

As of December 31, 2022, the Company has negative consolidated working capital in the amount of R$163,153 (current assets of R$313,184 and current liabilities of R$476,337), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years, related to business acquisitions, as described in items (b) to (d). Within this context, in 2022 the Company renegotiated short-term obligations associated with earn-out payments (see note 19) and current outstanding loans (see note 12). Therefore, as a result of the above referred initiatives, although the Company has experienced decreases in operating cash flow, and increases in both financing and investing cash flow, the Company believes that will increase its cash from operations during 2023 while at the same time, meeting its debt obligations as they come due. Considering the Company’s short-term financial contractual obligations and commitments as of December 31, 2022, the Company will continue to fund its operations with its operating cash flow and incrementally to its operations, the Company expects a cash outlay of R$159,773 during 2023 mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. In order to satisfy such obligations, the Company expects continuing growth in revenues and margins will result in an increase in cash from operations. Therefore, the Company believes its working capital and projected cash flows from operations will be sufficient for the Company’s requirements for the next twelve months. In addition to generating cash flow from operations, if necessary, it is probable that management will obtain new sources of financing that will enable the Company to meet its obligations. As a result of these factors, management continues to have a reasonable expectation that the Group will be able to continue operations in the foreseeable future.

a.      Corporate Reorganization

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering of the Group. At the time of the reorganization, the Company´s current shareholders contributed all of their shares in Zenvia Brazil to Zenvia Inc. at a ratio of one-to-five. In return for this contribution, the Company issued in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at the above ratio of one-to-five. This corporate reorganization kept the same percentage of ownership of the former shareholders of Zenvia Brazil in Zenvia Inc.

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

b.      Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, Zenvia Brazil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the Movidesk original acquisition agreement, the total consideration transferred and then expected to be transferred by Zenvia Brazil were as follows: (1) R$301,258 paid in cash in May 2022 and; (2) Movidesk former controlling shareholders, and key executives have received 315,820 Zenvia’s Class A common shares equivalent to an amount of R$15,740 at the time of closing; and (3) an earn-out structure based payment on the fulfillment of gross margin targets until the third quarter of 2023, which fair value is R$159,706 as of May 2022, which were due on December 2023; and (4) R$8,411 to be paid on the exercise price of purchase options. As of May 2022, the range of the earn-outs outcomes describe in (3), considering the achievement of milestones varying from -50% to +50%, was between R$94,441 and R$360,376, respectively.

The goodwill arising from the acquisition has been recognized as follows:

Movidesk
May 2, 2022
Consideration transferred	485,115
Other net liabilities, including PPE and cash	(3,367)
Intangible assets –– Digital platform	229,705
Intangible assets –– Customer portfolio	12,594
Total net assets acquired at fair value	238,932
Net assets attributable to NCI	(67)
Goodwill	246,250

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The goodwill of R$246,250 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

The fair value of Movidesk’s intangible assets (digital platform, customer portfolio and non-compete) has been measured by valuation techniques that are summarized below.

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

Since the acquisition, Movidesk has generated revenues of R$38,516 and loss of R$221 included in the consolidated financial statements. If the acquisition had occurred on January 1st, 2022, management estimates that consolidated revenue would have been R$770,913, and consolidated loss for the year would have been R$244,978. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2022.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

On October 26, 2022, Zenvia Brazil reached an agreement with Movidesk’s former controlling shareholders to extend the remaining payments. The earn-out payment due to certain former shareholders, mentioned in original agreement, which as of October 2022, was expected to total R$205,647, with the possibility of reaching up to R$327,635, will now be paid in fixed and variable installments subject to accrued interest, in line with Zenvia’s current bank financing costs in the range of 130 and 140% of CDI. Per the terms of the amended Movidesk acquisition agreement, (i) 12 fixed monthly installments of R$100 will be paid from January 2023 until December 2023, (ii) R$204,447 in total will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total R$24,047, will be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

c.      Business combination – Sensedata Tecnologia Ltda (“SenseData”)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda., referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the SenseData original acquisition agreement the total consideration transferred and then expected to be transferred were as follows: (i) R$30,112 in cash up front and; (ii) an earn-out cash structure based payment on the achievement of gross profit milestones until November 2023, which was estimated at R$35,018; (iii) an estimate of the range of outcomes considering the achievement of certain milestones varying from -50% to + 50% was between R$35,018 and R$100,349 respectively; and (iv) SenseData former controlling shareholders received 94,200 Zenvia’s Class A common shares, subject to lock-up provisions, equivalent to an amount corresponding to R$6,793 in May 17, 2022.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021
Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio (a)	720
Intangible assets –– Digital platform (b)	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

(a)	The fair value of R$720 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.
(b)	The fair value of R$48,271 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

Valuation techniques are summarized below:

Assets acquired	Valuation technique
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

The goodwill of R$20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

On December 21, 2022, Zenvia Brazil signed an agreement with SenseData former controlling shareholders to extend remaining payments. A payment of R$23,751, which originally matured at the end of December 2022, was renegotiated as follows: (i) R$18,000 were paid in December 2022 and (ii) 12 monthly installments of R$479 will be paid throughout 2023, subject to accrued interests in line with Zenvia’s current bank financing costs in the range of 130 and 140% of CDI, (iii) an estimate of the range of outcomes considering the achievement of certain milestones varying from -50% to + 50% is R$21,577 and R$72,488 respectively. Also, the total of R$40,407 related to the achievements of gross profit targets, as defined in the original agreement, Zenvia agreed to pay a fixed amount of R$20,000 in December 2023, with the remaining amount to be paid in 24 installments, subject to accrued interests in line with Zenvia’s current bank financing costs in the range of 130 and 140% of CDI. SenseData´s founding partners will continue to manage the company as per the original agreement, until the end of 2023.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

d.      Business combination – Direct One (“D1”)

On July 31, 2021, Zenvia Brazil completed the purchase agreement for the acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

At the acquisition date, and under the terms of the original D1 acquisition agreement, the fair value of consideration was R$716,428 and was comprised of: (1) (i) Zenvia Brazil contributed R$21,000 in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, Zenvia Brazil contributed further R$19,000 in cash into D1; (2) the Company paid to D1 shareholders R$318,646 in cash; (3) the Company issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to R$132,812; and (4) the Company agreed to make earn-outs payments to certain D1 shareholders which, at the acquisition date, were estimated to be (i) R$56,892 to be paid in the second quarter of 2022; and (ii) R$168,078 to be paid in the second quarter of 2023.

On February 15, 2022, the Company decided to accelerate D1 integration which resulted in a new agreement, replacing the previously estimated amounts and timing of the earn-outs payments. The new agreement provided that  the Company would pay to D1 former shareholders a total earn-out amounting to R$164,000. The amount of R$124,000 was paid in the first quarter of 2022 and R$40,000 would be paid on March 31, 2023.

On October 26, 2022, the Company reached a new agreement with D1 to extend the then remaining payments under the D1 acquisition. The last fixed installment due to certain former shareholders on March 31, 2023, of R$40,000, will now be paid, as follows: (i) R$7,794 paid in January 2023, (ii) R$3,864 paid in February 2023, (iii) R$4,720 paid in March 2023 and (iv) 24 monthly installments of R$1,288 between April 2023 and February 2025, subject to interests in line with Zenvia’s current bank financing costs in the range of 130 and 140% of CDI.

Goodwill arising from the acquisition has been recognized as follows:

D1
July 31, 2021
Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables (d)	16,516
Intangible assets and goodwill (c)	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio (a)	1,482
Intangible assets –– Digital platform (b)	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980

(a)	The fair value of R$1,482 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.
(b)	The fair value of R$58,489 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date;
(c)	This amount refers to the intangible and goodwill from Smarkio which was acquired by D1 in November 2020 and merged into that entity in November 2021 . The intangible assets related to Smarkio´s acquisition refer to goodwill (R$21,726), platform (R$22,037), customer portfolio (R$3,491), non-compete (R$2,628) where management evaluated the expectation of a possible loss with the recoverability of the amount of the fine imposed in the case of competition and others;
(d)	Gross contractual amount of trade and other receivables amounted to R$16,998 of which R$482 are not expected to be collected.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Valuation techniques are summarized below:

Assets acquired	Valuation technique
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

The goodwill of R$607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

2.           Company’s subsidiaries

		December 31, 2022		December 31, 2021
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A.	Brazil	-	100	-	100
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	-
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

Notes to the Consolidated Financial Statements

(In thousands of Reais)

3.              Preparation basis

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

On May 7, 2021, Zenvia Brazil an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date. The Group accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of Zenvia Brazil are included in the Company consolidated financial statements with no fair value uplift.

The issuance of these consolidated financial statements was approved by the Executive Board of Directors on April 28, 2023.

a.Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and contingent consideration for business combinations, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.Functional and presentation currency

These consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

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

c.Foreign currency translation

For the consolidated Group companies in which the functional currency is different from the Brazilian Real, the financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d.Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit of loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statement of a subsidiary located in Argentina, that has as functional currency a currency of a hyperinflationary economy, are expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

e.Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments:

Information about judgments referring to the adoption of accounting policies which impact significantly the amounts recognized in the financial statements are included in the following notes:

Note 1 – Identification of assets acquired, and liabilities assumed.

Note –11 - Intangible assets: determination of useful lives of intangible assets.

Uncertainties on assumptions and estimates:

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next fiscal year are included in the following notes:

Note 1 – going concern assessment: whether the Company will succeed on its plan to increase their user base for the SaaS portfolio and generate sufficient cash from their operating activities.

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
Note – 11 - Impairment test of intangible assets and goodwill: assumptions regarding projections of generation of future cashflows.
Note – 8 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 24 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

(i)      Measurement of fair value

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—  Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.

—  Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).

—  Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.               Significant Accounting Policies

The Company has consistently applied the following accounting policies to all period presented in these consolidated financial statements, except if mentioned otherwise.

a.Basis of Consolidation

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

b.Foreign currency

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

c.Revenue

Performance obligations and revenue recognition policies

The following table provides information about the nature and timing of satisfaction of performance obligations in customer contracts, including significant payment terms, and related revenue recognition policies.

Type of Services	Nature and timing of satisfaction of performance obligations, including significant payment terms	Revenue recognition policy
CPaaS (Communications Platform as a Service) solutions	The CPaaS revenue derives primarily from fees based on use of the services available on our communication platform. The use of these services is measured by volume usage and revenues are recognized over the period of use. The Company provides services to clients with fixed-term contracts for a fixed or indefinite period. Small customers and customers who pay by credit card are billed in advance, while large customers are billed monthly. Collections are made within thirty days of billing.	Revenue is recognized when control of services is transferred to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is recognized net of any taxes levied on customers, which are subsequently remitted to government authorities. Invoiced amounts are recorded in accounts receivable and in revenue or advances from customers, depending on whether the revenue recognition criteria are met. The company’s agreements with customers do not provide rights of return.
SaaS (Software-as-a-Service)	The nature of the SaaS services refers to license subscriptions for the use of Zenvia platforms, where it is recognized proportionally to the time contracted. In general, licenses are billed monthly on the postpaid model.	Revenue is recognized when control of services is transferred to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services – over the time of license usage entitlement. Revenue is recognized net of any taxes levied on customers, which are subsequently remitted to government authorities. Invoiced amounts are recorded in accounts receivable and in revenue or advances from customers, depending on whether the revenue recognition criteria are met. The company’s agreements with customers do not provide rights of return, and do not provide customers with the right to take possession of the software that supports the applications.

Notes to the Consolidated Financial Statements
(In thousands of Reais)

d.Financial instruments

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

The Group carries out an assessment of the purpose of the business in which a financial asset is held in the portfolio, as this better reflects the way in which the business is managed and the information is provided to management.

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

The Group considers the contractual terms of the instrument to assess whether the contractual cash flows are only payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet that condition. When making this assessment, the Company considers:

Notes to the Consolidated Financial Statements

(In thousands of Reais)

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

e.Reduction to recoverable value (impairment)

Non-derivative financial Assets

(i)          Financial instruments and contractual assets

The Company recognizes provisions for expected credit losses on:

  financial assets measured at amortized cost.

The Group measures the provisions for loss at an amount equal to the lifetime expected credit loss, except for the items described below, which are measured as 12-month expected credit loss:

  debt securities with low credit risk at the balance sheet date; and - other debt securities and bank balances for which the credit risk has not increased significantly since initial recognition.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Provisions for losses on trade accounts receivable and contract assets are measured at an amount equal to the expected credit loss over the entire life of the instrument.

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating the credit loss, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience and informed credit assessment, which includes forward-looking information.

The Group assumes that the credit risk of a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

  the debtor is unlikely to pay its credit obligations to the Group in full, without recourse to actions such as obtaining collateral (if any); or
  the financial asset is more than 180 days past due.

Lifetime credit loss expectations are those that result from all possible standard events over the expected life of a Financial Instrument. The 12-month credit loss expectations are the portion that result from possible default events within 12 months after the reporting date (or a shorter period if the expected useful life of the instrument is less than 12 months).

The maximum period considered when estimating expected credit loss is the maximum contractual period over which the Group is exposed to credit risk.

(ii)     Measurement of expected credit loss

The Group expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flow due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

Expected credit losses are discounted at the effective interest rate of the financial asset.

(iii)     Presentation of the provision for expected credit loss in the financial statements

Provisions for losses on financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv)     Write offs

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering all or part of a financial asset. The Group does not expect a significant recovery of the amount written off. However, written-off financial assets may still be subject to collection actions to comply with the Group's procedures for recovering amounts due.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(v)     Non-Financial Assets

At each reporting date, the Group reviews the book values of its non-financial assets (customer portfolio, platform, property, plant and equipment) to determine whether there is any indication of impairment. If such an indication exists, then the asset's recoverable amount is estimated.

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

Goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the segment to which the goodwill relates. When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

f.Property, plant and equipment

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

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

g.Intangible asset

(i)     Initial recognition

Intangible assets that are acquired by the Group and that have defined useful lives are measured at cost, less accumulated amortization, and any accumulated impairment losses.

(ii)     Subsequent expenses

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenses are recognized in profit or loss as incurred.

(iii)     Amortization

Amortization is calculated write-off the cost of intangible assets, less their estimated residual values, using the straight-line method over their estimated useful lives and is recognized in profit or loss. Goodwill is not amortized.

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
  The intention to complete the intangible asset and use or sell it.
  The ability to use or sell the intangible asset.
  How the intangible asset will generate probable future economic benefits.
  The availability of adequate technical, financial, and other resources to complete the development of the intangible asset and to use or sell it.
  The ability to reliably measure the expenses attributable to the intangible asset during its development.

The initially recognized amount of internally generated intangible assets corresponds to the sum of expenses incurred since the intangible asset began meeting the recognition criteria.

Appropriation is based on employee time records allocated to these developments at the cost of these employees.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

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

For purposes of impairment testing of goodwill, the Company has grouped the CGUs within CPaaS and SaaS operating segments and performs the test at the operating segment level. This is the lowest level at which management monitors goodwill for internal management purpose.

h. Share based payment

The Company offers to its executives restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: to the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

i.Income tax and social contribution

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

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

Among the existing tax incentives in Brazil, the Company uses the benefit arising from the “Lei do Bem” (Law No. 11,196/05), aimed at companies that carry out research and development (R&D) of technological innovation. This benefit provides tax savings by reducing the income tax and social contribution tax base from 60% to 80% of R&D (Research and development) expenditures.

(ii)            Deferred tax

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for taxation purpose.

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

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

j.Provisions

A provision is recognized when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded based on the best estimates of the risk involved.

The Group sets up provisions to cover future disbursements that may arise from tax, labor and civil proceedings in progress. Provisions are set up based on the analysis of legal proceedings in progress and on the prospect of an unfavorable outcome, implying a future disbursement.

Contingent assets are not recognized until the actions are finalized with a definitive favorable position for the Group and when it is virtually certain that it will realize the asset. The taxes whose enforceability is being questioned in the judicial sphere are recorded taking into account the concept of “legal obligation”. Judicial deposits made in guarantee of ongoing lawsuits are recorded under “Judicial Deposits” (see note 18).

Provisions are reassessed at the dates of the financial statements and adjusted to reflect the best current estimate. If it is no longer probable that an outflow of resources will be required to settle the obligation, the provision is reversed.

k.Share capital

The incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

The capital is composed of 41,739,983 common shares. Capital increases are allowed by resolution of the Board of Directors independently of amendment to its bylaws up to the limit of 1,000,000,000 new nominative common shares with no nominal value.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

l.Financial income and financial expenses

Include interest income on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, interest on loans and financing, commissions and bank charges, among others. Interest income and expenses are recognized in the financial statement using the actual interest method.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are accounted for in profit or loss using the effective interest method.

m.Employee benefits

Profit sharing and bonuses – Employees' profit sharing and variable compensation for executives are linked to the achievement of operational and financial goals.

The Company recognizes liabilities and related expenses, which are allocated to costs of services and administrative expenses, when the goals are probable to be met.

5.           New standards, amendments, and interpretations of standards

5.1.        New currently effective requirement

The following amended standards are effective for annual periods beginning on or after January 1, 2022. The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●     Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);

●     Classification of Liabilities as Current or Non-current (Amendments to IAS 1);

●     Annual improvements to IFRS Standards 2018-2020; and

●     Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

●     Disclosure of Accounting Policies (Amendments to IAS 1 and IRFS Practice Statement 2)

5.2.        Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1st, 2023 and earlier application is permitted; however the Group has not early adopted the new or amended standards in preparing these consolidated financial statements. The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

●      Deferred tax related to assets and liabilities arising single transaction (Amendments to IAS 2).

●      Classification of liabilities as current or non-current (Amendments to IAS 1)

6.           Cash and cash equivalents and financial investments

	2022	2021
Cash and banks	43,796	235,472
Short-term investments Maturing in up to 90 days at the time of acquisition (a)	56,447	346,759
Financial investments (b)	8,160	7,005
Total	108,403	589,236
Cash and cash equivalents	100,243	582,231
Financial investments	8,160	7,005

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 60% to 103% of the CDI rate (Interbank Interest Rate in Brazil).
(b)	As of December 31, 2022, the return on such investments is equivalent to 161% of the CDI. The fund's assets are divided into several different asset class pools such as Agribusiness, Real Estate, Direct Lending. Those investments are held as guarantee of the debentures borrowing contract entered into in May 2021. Pursuant to the third amendment, executed in September 2022, total redemption of the fund has been requested and is expected to take place in March of 2023.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

7.           Trade and other receivables

	2022	2021
Domestic	157,578	140,573
Abroad	8,861	2,863
Related party (a)	-	7,269
	166,439	150,705
Allowance for expected credit losses	(10,427)	(8,298)
Total	156,012	142,407

(a)	The outstanding balances are related to the Company´s shareholder Twilio Inc. (note 27) which had ordinary SMS transactions with the Company.

Changes in allowance for expected credit losses are as follows:

	2022	2021
Balance at the Beginning year	(8,298)	(6,087)
Additions	(23,320)	(8,508)
Reversal	15,531	2,205
Write-offs	5,660	4,092
Balance at the End of the year	(10,427)	(8,298)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 180 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

The breakdown of accounts receivable from customers by maturity is as follows:

	2022	2021
Current	138,848	129,177
Overdue (days):
1–30	6,779	7,295
31–60	3,508	2,555
61–90	3,274	1,466
91–120	1,914	1,337
121–150	1,181	1,018
>150	10,935	7,857
Total	166,439	150,705

Notes to the Consolidated Financial Statements
(In thousands of Reais)

The expected credit loss rates of accounts receivable from customers by maturity is as follows:

31 December 2022	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.73%	44,573	(772)
1–30 days past due	16.20%	6,779	(1,098)
More than 31 days past due	41.11%	20,812	(8,557)

31 December 2021	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.72%	50,728	(872)
1–30 days past due	9.89%	7,295	(721)
More than 31 days past due	47.11%	14,233	(6.705)

8.            Tax Assets

	2022	2021
Corporate income tax (IRPJ) (a)	5,203	2,248
Social contribution (CSLL) (a)	513	852
Federal VAT (PIS/COFINS) (b)	29,022	11,736
Others	948	1,212
	35,686	16,048

Current	35,579	15,936
Non-current	107	112

(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	As a result of a taxes restructuring in 2021, there was a change in the tax classification in part of services provided, consequently, the Company has started collect contributions to PIS and COFINS (Federal VAT) on a non-cumulative basis under the rates of 1.65% and 7.6%, respectively. On a non-cumulative basis, the Company became eligible to PIS and COFINS tax credits on SMS cost invoices issued by the operator.

9.           Prepayments

	2022	2021
Prepaid expenses with operators (a)	-	16,458
Software license	3,912	2,172
Insurance	4,061	3,763
Other	603	796
	8,576	23,189

Current	6,369	20,918
Non-current	2,207	2,271

(a)	Refers to an advance payment to Oi S.A. (Brazilian telecommunications company) related to SMS service agreement signed in June 2021. This contract was ended in March 2022, and the cost of this service was recognized in the consolidated statements of profit or loss.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

10.           Property, plant and equipment

10.1.        Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2022
Furniture and fixtures	10	724	(358)	366
Leasehold improvements	10	1,607	(1,100)	507
Data processing equipment	20	26,541	(12,548)	13,993
Right of use – leases	20 to 30	5,313	(709)	4,604
Machinery and equipment	10	374	(294)	80
Other fixed assets	10 to 20	158	(118)	40
Total		34,717	(15,127)	19,590

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2021
Furniture and fixtures	10	1,169	(597)	572
Leasehold improvements	10	2,177	(1,086)	1,091
Data processing equipment	20	19,091	(9,061)	10,030
Right of use – leases	20 to 30	6,943	(3,097)	3,846
Machinery and equipment	10	408	(330)	78
Other fixed assets	10 to 20	332	(217)	115
Total		30,120	(14,388)	15,732

Notes to the Consolidated Financial Statements

(In thousands of Reais)

10.2.   Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2022
Furniture and fixtures		1,169	-	384	(783)	(23)	(23)	724
Leasehold improvements		2,177	-	759	(1,328)	-	(1)	1,607
Data processing equipment		19,091	7,175	1,161	(863)	197	(220)	26,541
Right of use – leases		6,943	7,139	-	(8,769)	-	-	5,313
Machinery and equipment		408	23	-	(57)	-	-	374
Other fixed assets		332	2	5	(113)	(35)	(33)	158
Cost		30,120	14,339	2,309	(11,913)	139	(277)	34,717
Furniture and fixtures	10	(597)	(148)	-	363	12	12	(358)
Leasehold improvements	10	(1,086)	(251)	-	237	-	-	(1,100)
Data processing equipment	20	(9,061)	(4,590)	-	1,067	(163)	199	(12,548)
Right of use – leases	20 to 30	(3,097)	(2,432)	-	4,820	-	-	(709)
Machinery and equipment	10	(330)	(19)	-	55	-	-	(294)
Other fixed assets	10 to 20	(217)	(28)	-	95	17	15	(118)
(-) Accumulated depreciation		(14,388)	(7,468)	-	6,637	(134)	226	(15,127)
Total		15,732	6,871	2,309	(5,276)	5	(51)	19,590

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual depreciation rates %	December 31, 2020	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2021
Furniture and fixtures		1,374	31	160	(413)	22	(4)	1,169
Leasehold improvements		1,674	18	465	-	27	(7)	2,177
Data processing equipment		14,277	5,093	935	(1,024)	86	(276)	19,091
Right of use – leases		4,967	959	1,817	(800)	-	-	6,943
Machinery and equipment		515	-	1	(108)	-	-	408
Other fixed assets		309	5	26	(8)	-	-	332
Cost		23,116	6,105	3,404	(2,353)	135	(287)	30,120
Furniture and fixtures	10	(604)	(153)	-	172	(12)	-	(597)
Leasehold improvements	10	(847)	(225)	-	-	(17)	3	(1,086)
Data processing equipment	20	(6,229)	(2,860)	-	69	(73)	32	(9,061)
Right of use – leases	20 to 30	(2,347)	(2,228)	-	1,478	-	-	(3,097)
Machinery and equipment	10	(411)	(17)	-	97	-	1	(330)
Other fixed assets	10 to 20	(183)	(38)	-	4	-	-	(217)
(-) Accumulated depreciation		(10,621)	(5,521)	-	1,820	(102)	36	(14,388)
Total		12,495	585	3,404	(533)	33	(252)	15,732

The Company has completed its annual impairment testing of property, plant and equipment in the year ended December 31, 2022 and determined that there were no impairment losses to be recognized.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

11.           Intangible assets and goodwill

11.1.        Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Impairment	Net balance on December 31, 2022
Intangible assets under development (a)	-	41,707	-	-	41,707
Brands and patents	-	29	-	-	29
Software license	20 to 50	10,112	(5,135)	-	4,977
Database	10	800	(547)	-	253
Goodwill	-	1,060,162	-	(136,723)	923,439
Customer portfolio	10	131,448	(94,967)	-	36,481
Non-compete (b)	20	2,697	(1,146)	-	1,551
Platform	10 to 20	452,814	(84,019)	-	368,795
Total		1,699,769	(185,814)	(136,723)	1,377,232

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2021
Intangible assets under development (a)	-	7,723	-	7,723
Brands and patents	-	25	-	25
Software license	20 to 50	7,449	(3,310)	4,139
Database	10	800	(467)	333
Goodwill	-	813,912	-	813,912
Customer portfolio	10	118,854	(80,103)	38,751
Non-compete (b)	20	2,697	(337)	2,360
Platform	10 to 20	217,237	(34,123)	183,114
Total		1,168,697	(118,340)	1,050,357

Notes to the Consolidated Financial Statements

(In thousands of Reais)

11.2.        Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2021	Additions	Additions due to acquisitions	Transfers	Disposals	Hyperinflation adjustment	Impairment	December 31, 2022
Intangible asset in progress (a)		7,723	39,714	-	(5,872)	-	142	-	41,707
Software license		7,449	2,777	-	-	(77)	(37)	-	10,112
Database		800	-	-	-	-	-	-	800
Goodwill		813,912	-	246,250	-	-	-	(136,723)	923,439
Customer portfolio		118,854	-	12,594	-	-	-	-	131,448
Non-compete (a)		2,697	-	-	-	-	-	-	2,697
Brands and patents		25	4	-	-	-	-	-	29
Platform		217,237	-	229,705	5,872	-	-	-	452,814
Cost		1,168,697	42,495	488,549	-	(77)	105	(136,723)	1,563,046
Software license	20 – 50	(3,310)	(1,877)	-	-	52	-	-	(5,135)
Database	10	(467)	(80)	-	-	-	-	-	(547)
Customer portfolio	10	(80,103)	(14,864)	-	-	-	-	-	(94,967)
Non-compete (a)	20	(337)	(809)	-	-	-	-	-	(1,146)
Platform	10 - 20	(34,123)	(49,896)	-	-	-	-	-	(84,019)
(-) Accumulated amortizations		(118,340)	(67,526)	-	-	52	-	-	(185,814)
Total		1,050,357	(25,031)	488,549	-	(25)	105	(136,723)	1,377,232

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual amortization rates %	December 31, 2020	Additions	Additions due to acquisitions	Transfers	December 31, 2021
Intangible asset in progress		8,433	9,849	-	(10,559)	7,723
Software license		3,584	3,517	-	348	7,449
Database		800	-	-	-	800
Goodwill		163,394	-	650,518	-	813,912
Customer portfolio		112,929	-	5,925	-	118,854
Non-compete (a)		-	-	2,697	-	2,697
Brands and patents		-	24	1	-	25
Platform		75,065	77	131,884	10,211	217,237
Cost		364,205	13,467	791,025	-	1,168,697
Intangible asset in progress		-	-	-	-
Software license	20 – 50	(2,172)	(2,002)	-	864	(3,310)
Database	10	(387)	(80)	-	-	(467)
Customer portfolio	10	(67,524)	(12,579)	-	-	(80,103)
Non-compete (a)	20	-	(337)	-	-	(337)
Platform	10 - 20	(12,647)	(20,612)	-	(864)	(34,123)
(-) Accumulated amortizations		(82,730)	(35,610)	-	-	(118,340)
Total		281,475	(22,143)	791,025	-	1,050,357

(a)	Refers to the non-compete agreement between former stakeholders from Smarkio and D1 after the conclusion of acquisition of this subsidiary.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The amortization of intangibles includes the amount of R$59,532 for the year ended December 31, 2022 (In 2021 - R$29,571 and 2020 - R$15,510) related to amortization of intangible assets acquired in business combinations, of which R$44,043 (In 2021 - R$16,985 and 2020 - R$7,042) was recorded in costs of services and R$15,489 (In 2021 - R$12,586 and 2020 - R$8,468) in administrative expenses.

Impairment testing

In 2022, the significant assumptions for impairment testing were as follows:

	Significant assumptions		Relationship between significant unobservable inputs and measurement of the present value of cash flows
The present value of cash flows could increase (decrease) if:
•	Annual forecast revenue growth rate;	•	the annual growth rate of revenue was higher (lower);
•	Forecast of the growth rate of variable input costs;	•	the cost growth rate was (higher) lower;
•	Risk-adjusted discount rate.	•	the risk-adjusted discount rate was (higher) lower.

The recoverable amount of the two CGUs was determined by calculating the present value of cash flows based on the Company's economic / financial projections for the next 5 years, and a terminal growth rate thereafter.

The key assumptions used in the estimation of the value in use are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant and markets in with CGU operates and have been based on historical data from both external and internal sources.

	2022	2021	2020
Consolidated
Weighted average annual revenue growth	-	38.10%	36.38%
Weighted average annual growth of variable cost	-	30.29%	26.93%
Weighted average cost of capital (WACC)	15.44%	14.73%	16.40%
Growth in terminal value	3.25%	5.00%	-
CPaaS CGU
Weighted average annual revenue growth	3.55%	-	-
Weighted average annual growth of variable cost	(4.51)%	-	-
SaaS CGU
Weighted average annual revenue growth	36.86%	-	-
Weighted average annual growth of variable cost	22.94%	-	-

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, the Company recognized an impairment of R$136,723 in SaaS CGU that reduced the book value of goodwill of this CGU to its recoverable amount. This impairment is attributable to the combination of a slower-than-expected revenue growth of SaaS CGU in the context of a challenging macroeconomic scenario and an increased risk resulting in higher discount rate. No goodwill impairments were identified on the CPaaS CGU. There were no impairment loss to be recognized for intangible asset and goodwill for the years ended December 31, 2021 or 2020.

Notes to the Consolidated Financial Statements

(In thousands of Reais)
12.           Loans, borrowings and debentures

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non-current	December 31, 2021	Proceeds	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	December 31, 2022	Current	Non-current
Working capital	100% CDI + 2.40% to 6.55% and 8.60% to 12.95%	64,415	98,723	163,138	34,000	(22,868)	(70,069)	22,342	(572)	(137)	125,834	62,335	63,499
Debentures	18.16%	-	45,000	45,000	-	(7,381)	(4,000)	7,381	-	-	41,000	27,206	13,794
		64,415	143,723	208,138	34,000	(30,249)	(74,069)	29,723	(572)	(137)	166,834	89,541	77,293

						Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non-current	December 31, 2020	Additions due to acquisitions	Proceeds	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	December 31, 2021	Current	Non-current
Working capital	100% CDI + 2.40% to 5.46% and TJLP + 2.98% and 24%	55,605	41,791	97,396	18,428	88,000	(14,443)	(40,078)	13,919	309	(393)	163,138	64,415	98,723
BNDES Prosoft	TJLP + 2.96%	592	987	1,579	-	-	(26)	(1,574)	21	-	-	-	-	-
Debentures	18.16%	-	-	-	45,000	-	(3,151)	-	3,151	-	-	45,000	-	45,000
		56,197	42,778	98,975	63,428	88,000	(17,620)	(41,652)	17,091	309	(393)	208,138	64,415	143,723

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The portion classified in non-current liabilities has the following payment schedule:

	December 31, 2022	December 31, 2021
2023	-	70,305
2024	68,602	53,721
2025	8,691	18,797
After 2026	-	900
Total	77,293	143,723

Working Capital

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the aggregate amount of R$20,000, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes and certain deposits/financial investments. Following an eighteen-month grace period during which interest is payable, the CCB will be paid in 30 monthly installments with the first installment of principal and interest due on December 26, 2023 and the last installment on May 24, 2025.

On December 29, 2022, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a euro-denominated credit facility in the aggregate amount of R$ 14,000. The Itaú 4131 Loan bears interest at 5.02% per annum and is guaranteed by a standby letter of credit (, or Standby Letter, issued by Itaú Unibanco S.A., which has been guaranteed by Itaú Unibanco S.A.. In addition, on December 29, 2022, Zenvia Brazil entered into a financial derivative instrument with Itaú Unibanco S.A. to hedge exchange rate variation under the 4131 Loan. As a result of such financial derivative instrument, the Itaú 4131 Loan bears interest at the effective rate of CDI+6.5505% per annum. The Itaú 4131 Loan will be paid, following a grace period of eight months, in two monthly installments with the first installment due on September 25, 2023 and the last one due on November 24, 2023, on which date it will be repaid in full. This agreement provides that we are required to maintain a Net Debt-to-EBITDA ratio of less than or equal to 2.7x. For purposes of our financing agreements, (i) net debt is defined as gross debt (as such term is defined in the agreements) minus cash, financial investments and short- and long-term financial assets (such as derivatives), and (ii) EBITDA is defined as results (in the twelve months prior to the date of testing) before income tax and social contribution, depreciation and amortization, financial results, non-operational results, equity income from unconsolidated companies and non-controlling shareholder interest, excluding the effects of IFRS 16 – Leases.

On March 25, 2021, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. – Nassau Branch for a CCB (Cédula de Crédito Bancário) in the aggregate amount of US$1,453, convertible to reais at the execution date under a swap agreement (Contrato para Operações de Derivativos com Pacto de Cessão Fiduciária) resulting in a total aggregate amount of R$8,000. The transaction is secured by a fiduciary assignment of certain credits held at a bank account held by the Zenvia Brazil with Banco Votorantim S.A. After a grace period of six months during which interest was due, the loan is due in 12 monthly installments, of principal and interest with the first installment due on October 25, 2021 and the final on September 26, 2022. As of December 31, 2022, this agreement has been fully repaid.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000, being one agreement in the amount of R$18,000 with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 with a twelve-month grace period and 36 months of amortization. The last installments of these agreements are payable on August 27, 2024 (R$18,000) and February 27, 2025 (R$32,000), respectively. On December 15, 2022, these agreements were renegotiated granting additional six months of grace period, without changing the final installment date. Also, as of December 31, 2023 each of the agreements provide that Zenvia Brazil is subject to a financial covenant that requires the maintenance of a Net-Debt to EBITDA ratio of less than or equal to 3.5x.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

On January 20, 2021, the Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,574 for working capital purposes. Following a one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025. On November 11, 2022, this agreement was renegotiated and now provides that Zenvia Brasil is required to maintain Net Debt-to-EBITDA ratio of less than or equal to 3.5x as of December 31, 2023.

Furthermore, Zenvia Brazil working capital agreements contain a cross-default provision that may be triggered by a default under one of Zenvia Brazil other financing agreements. A cross-default provision means that a default on one loan would result in a default of Zenvia Brazil other loans.

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000 to be paid in 54 monthly installments. The interest is accrued and paid on a monthly basis. According to the deed of first private issuance of simple debentures, the debentures had included early clauses in the event of the following:

a.	Consolidated adjusted gross margin is below 45%;
b.	Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months; and
c.

Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months.

On September 12, 2022, the Company signed an amendment, establishing an amortization schedule of 19 installments, the first being paid in September 2022, maturing in July 2024 and monthly interest at a fixed rate of 18.16% per annum (252 business days basis).

Also, in accordance with the revised amendment, the original covenants signed on May 10, 2021 were renegotiated and the new covenants were established for early termination in the following situations calculated based on quarterly Interim Consolidated Financial Statements starting in March 2023.

i.	The economic Group´s adjusted gross margin is below 30%;
ii.	The economic Group´s cash balance falls below R$65,000.

The Group is currently not in breach of any of the financials obligations set forth in the private deed.

Contractual clauses

The Company has financing agreements in the amount of R$73,848 guaranteed by 20% of accounts receivable given as collateral and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

D1 has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent to two times the amount owed by D1 per month, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Group corporate stock.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

13.           Lease liabilities

On December 31, 2022, the Company has lease agreements corresponding mainly to the lease of third-party properties, with an average term of 2 to 5 years. The amount of the lease liability obligation in 2022 is R$4,816 (In 2021 R$4,258).

The change in the Company's lease liability balance to December 31, 2022 and 2021 occurred as follows:

				Changes in cash			Changes not affecting cash
	Current	Non-current	Balance on December 31, 2021	Lease payments	Interest paid	Lease termination	Additions due to acquisitions	Remeasurements and new contracts	Interest	Balance on December 31, 2022	Current	Non-Current
Lease of properties and equipment	2,220	2,038	4,258	(2,884)	(260)	(3,949)	-	7,139	512	4,816	1,992	2,824

				Changes in cash			Changes not affecting cash
	Current	Non-current	Balance on December 31, 2020	Lease payments	Interest paid	Lease termination	Additions due to acquisitions	Remeasurements and new contracts	Interest	Balance on December 31, 2021	Current	Non-Current
Lease of properties and equipment	1,109	1,649	2,758	(569)	(313)	(800)	1,867	959	356	4,258	2,220	2,038

The discount rate adopted by the Company was 10.12% p.a. for property and equipment rental contracts.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

14.           Trade and other payables

	December 31, 2022	December 31, 2021
Domestic suppliers	176,447	132,051
Abroad suppliers	106	416
Advance from customers	2,086	5,130
Related parties (a)	71,054	-
Other accounts payable	16,127	7,763
Total	265,820	145,360

Current	264,728	144,424
Non-current	1,092	936

(a) The outstanding balances Relate to transactions in the ordinary course of business with the Company’s shareholder Twillo Inc. (note 27).

15.           Tax liabilities

	December 31, 2022	December 31, 2021
Social security	2,710	2,292
Severance indemnity fund (FGTS)	1,006	831
Federal VAT (PIS/COFINS)	4,276	5,275
Withholding income taxes (IRF/CSRF)	5,723	3,286
Service taxes (ISSQN)	1,337	1,430
Other	1,994	2,622
Total	17,046	15,736

16.           Employee benefits

	December 31, 2022	December 31, 2021
Salary	1,641	613
Labor provisions (vacation)	15,877	9,788
Provision for bonus	15,002	9,664
Other obligations	2,519	1,861
Long-term benefits (a)	62	-
	35,101	21,926

Current	35,039	21,926
Non-current	62	-

(a)	Effect of the provision for taxes to be paid on the delivery of RSU of the plan described in Note 17.
F-40

Notes to the Consolidated Financial Statements

(In thousands of Reais)

17.           Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

The Company has four Long-Term Incentive Programs currently in force. In July 2021 in connection with the consummation of the initial public offering, the Company approved the Long-Term Incentive Program number two and three (“ILP 2” and “ILP3”) which entitled certain executives and employees to receive RSU and cash-based payments equivalent to RSU, establishing the terms, quantities, and conditions for the acquisition of rights related to the RSU. Beneficiaries of ILP 2 and 3 received 50% of the total granted RSU in cash in August 2021 and the right to receive RSU in shares subject to, among other terms and conditions, a cliff vesting period of 24 months following the initial public offering.

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSU (or cash-based payments equivalent to RSU) to certain executives and employees of the Group subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. On the same date, the Executive Board of Directors also approved a reduction of the vesting period ILP 2 and ILP3 from 24 to 18 months. The effects of reduction of the vesting period were recorded as an expense in the consolidated statements of profit or loss in the amount of R$616. The granting of RSU under ILP 4 partially occurred in the third quarter of 2022 and the fair value of the amount of the shares to be granted was recorded as an expense in the consolidated statements of profit or loss.

As of December 31, 2022, the Company had outstanding 295,334 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$2,164 (R$1,069 as of December 31, 2021) recorded in the consolidated financial statements. An expense amounting to R$3,955 (R$45,618 for the year ended December 31, 2021) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Date		Quantity
Grant	Vesting	Shares granted	Outstanding shares	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	3,833	86.68
05. 05. 2022	09. 05. 2024	240,000	234,543	75.72
		300,791	295,334

The roll forward of the granted shares for the year ended December 31, 2022, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2020	-
Shares granted	60,791
Outstanding RSU as of December 31, 2021	60,791
Shares granted	240,000
Shares delivered	(5,457)
Outstanding RSU on December 31, 2022	295,334

Key management personnel compensation

Key management personnel compensation comprised the following:

	For the year ended December 31,
	2022	2021
Short-term employee benefits	19,739	29,820
Other long-term benefits	530	-
Termination benefits	1,159	931
Share-based payments	2,218	803
Total	23,646	31,554

Notes to the Consolidated Financial Statements

(In thousands of Reais)

18.           Provisions for tax, labor and civil risks

18.1.   Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	December 31, 2022	December 31, 2021
Provisions
Service tax (ISSQN) Lawsuit - Company Zenvia (a)	37,525	34,666
Labor provisions and other provisions	2,225	1,410
Total provisions	39,750	36,076
Judicial deposits
Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(37,561)	(34,697)
Labor appeals judicial and other deposits	(220)	(10)
Total judicial deposits	(37,781)	(34,707)
Total	1,969	1,369

(a)

The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

Changes in provisions are as follows:

Provisions
Balance at January 1, 2021	32,844
Additions	4,950
Reversals	(2,054)
Additions due to acquisitions	336
Balance at December 31, 2021	36,076
Additions	4,396
Reversals	(248)
Payments	(474)
Balance at December 31, 2022	39,750

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2021	30,577
Additions	5,504
Reversals	(1,374)
Balance at December 31, 2021	34,707
Additions	3,255
Reversals	(114)
Payments	(67)
Balance at December 31, 2022	37,781

18.2.   Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2022, the total amount of contingencies classified as possible was R$66,725 (R$208 as of December 31, 2021). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to: (i) administrative claim imposed by the authority of the city of Porto Alegre related to differences in the tax classification and rates of SMS A2P (application-to-person short message service) services in the amount of R$21,867 (R$0 as of December 31, 2021); (ii) administrative claim imposed by the authority of the city of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from the city of Porto Alegre to the city of São Paulo in the amount of R$6,736 (R$0 as of December 31, 2021); (iii) administrative claims in the amount of R$37,396 (R$0 as of December 31, 2021) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$68 as of December 31, 2022 (R$112 as of December 31, 2021).

Civil: the civil contingencies assessed as possible losses totaled R$633 as of December 31, 2022 (R$63 as of December 31, 2021).

Notes to the Consolidated Financial Statements

(In thousands of Reais)

19.           Liabilities from acquisitions

	Liabilities from business combinations
	December 31, 2022	December 31, 2021
Investment acquisition - Total Voice	-	1,301
Investment acquisition - Sirena (a)	9,802	35,970
Investment acquisition – D1 (c)	45,931	164,000
Investment acquisition – SenseData (b)	66,202	35,018
Investment acquisition – Movidesk (c)	229,695	-
Total liabilities from acquisitions	351,630	236,289

Current	60,778	176,069
Non-current	290,852	60,220

(a)

An installment payment was agreed for the last installment of the earn-out due to Sirena's former shareholders. The amount equivalent to R$39,363 will be paid as follows: 1) R$27,195 was paid on August 2022; 2) R$2,038 was paid between September and December 2022; 3) R$10,130 will be paid in 20 monthly installments plus interest. As collateral for payment of the monthly installments, Zenvia Brazil has granted promissory notes and assigned client receivables according with the contract.

(b)	In December 2022, the amount of R$49,324 was recorded in liabilities as an additional earn-out due to the new agreements (See more details in Note 1 Business Combination).
(c)	The amounts are reflected in the new agreements signed in October, 2022 (See more details in Note 1 Business Combination)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

20.           Equity

Share Capital

Shareholder’s	Class	December 31, 2022%		December 31, 2021%
Bobsin LLC	B	9,578,220	22.95	9,578,220	23.18
Bobsin LLC	A	897,635	2.15	-	-
Oria Zenvia Co-investment Holdings, LP	B	3,178,880	7.62	3,178,880	7.69
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050	9.44	3,941,050	9.54
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	10.37	4,372,480	10.58
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	A	27,108	0.06	-	-
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.32	2,637,670	6.38
Twilio Inc.	A	3,846,153	9.21	3,846,153	9.31
D1 former shareholders	A	1,942,750	4.65	1,942,750	4.70
Sirena former shareholders	A	89,131	0.21	89,131	0.22
SenseData former shareholders	A	94,200	0.23	-	-
Movidesk former shareholders	A	315,820	0.76	-	-
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.38	159,770	0.39
Others	A	10,662,551	25.54	11,538,462	27.91
		41,739,983	100	41,324,506	100

On September 8, 2022, the Company delivered 7,527 of the Class A common shares to certain key management as payment for providing services equivalent to an amount of R$411. See more details in Note 17.

On May 2, 2022, the Company delivered 315,820 of the Class A common shares to certain Movidesk shareholders as a part of the conclusion of the purchase agreement equivalent to an amount of R$15,739.

On November 30, 2021, the Company issued 91,728 of Zenvia Inc. Class A common shares to SenseData shareholders, as a part of its purchase agreement, resulting in an increase of R$ 6,642 in capital reserve and R$ 151 in capital.

On August 31,2021 the Company issued 89,131 of Zenvia Inc. Class A common shares to certain Sirena shareholders, equivalent to an amount corresponding to an increase of R$ 4,467 in capital as a part of its purchase agreement.

On July 30, 2021, the Company issued 1,942,750 of Zenvia Inc. Class A common shares to certain D1 shareholders as a part of its purchase agreement, resulting in an increase of R$ 131,742 in capital reserve and R$ 1,070 in capital.

On July 22, 2021, Zenvia Inc, listed its Class A common shares on Nasdaq, an U.S. stock exchange. The Company carried out its IPO through an initial public offering of 11,538,462 Class A common shares. Concurrently with and contingent upon the completion of the public offering, Twilio Inc. purchased 3,846,153 additional Class A common shares issued by the Company in a private placement exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the initial public offering and private placement is R$ 1,031,355 (net proceeds R$ 951,829).

On May 7, 2021, the Group completed its corporate reorganization in which Zenvia Brazil became a wholly owned subsidiary of Zenvia Inc. (See note 1a)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

21.          Segment reporting

21.1.        Basis for segmentation

The segment reporting is based on information used by the Company's Chief Operating Decision Maker (CODM) represented by the Chief Executive Officer (CEO).

Until the middle of 2022, the Company had a single operating segment, considering the information used by CODM, as well as the financial information structure. After the acquisitions made in 2022, the CODM, began monitoring operations, making decisions on resource allocation, and evaluating performance based on two reportable operating segments, CPaaS and SaaS. CODM analyzes revenue and costs o within their respective segments.

For the years ended December 31, 2021 and 2020, the Company had a single segment, being information for these years segregated between CPaaS and SaaS not available without excessive efforts.

The two operating segments offer different products and services and are managed separately because they require different technology and marketing strategies.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Includes the following solutions:
SaaS (Software-as-a-Service)	i.	Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.
	ii.	Zenvia Conversion: Converting leads into sales using multiple communication channels.
	iii.	Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.
	iv.	Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.
CPaaS (Communications Platform as a Service)	Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

21.2.        Information about reportable segments

Information related to each reportable segment is set out below. Considering that for the years ended December 31, 2021 and 2020, the Company had a single segment, these periods information’s segregated between CPaaS and SaaS is not available without excessive efforts. So, the comparative disclosures were not restated considering the actual reportable segments:

	2022
	CPaaS	SaaS	Consolidated
Revenue	496,161	260,554	756,715
Cost of services	(379,931)	(87,872)	(467,803)
Gross profit	116,230	172,682	288,912

21.3.        Major customer

In 2022, the Company had one customer representing more than 10% of consolidated revenue. For the years ended December 2021 and 2020, this customer represented 12.5% and 13.0%, respectively, of consolidated revenue.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

21.4.        Revenue geographic information

The Company’s revenue by geographic region is presented below:

	2022	2021	2020
Primary geographical markets
Brazil	687,691	531,569	357,717
USA	14,336	31,701	26,828
Argentina	11,231	5,875	2,829
Mexico	14,402	11,037	5,489
Switzerland	631	8,118	18,024
Colombia	5,541	5,704	4,038
Peru	4,463	3,203	2,020
Chile	3,781	2,856	1,223
Others	14,639	12,261	11,533
Total	756,715	612,324	429,701

22.           Expenses by nature

	2022	2021	2020
Personnel expenses (a)	(228,732)	(206,480)	(78,103)
Costs with operators/Other costs	(394,536)	(385,168)	(305,561)
Depreciation and amortization	(74,994)	(41,131)	(27,287)
Goodwill impairment (ii)	(136,723)	-	-
Outsourced services	(33,132)	(41,433)	(17,319)
Rentals/insurance/condominium/water/energy	(2,489)	(1,185)	(2,005)
Allowance for credit losses	(7,789)	(6,303)	(4,205)
Marketing expenses / events	(11,581)	(8,258)	(3,540)
Communication	(9,832)	(13,989)	(4,557)
Travel expenses	(3,557)	(696)	(886)
Other expenses (i)	(39,916)	(14,753)	(7,505)
Other income and expenses, net (b)	(102,424)	60,572	(840)
Total	(1,045,705)	(658,824)	(451,808)

Cost of services	(467,803)	(431,419)	(325,870)
Sales and marketing expenses	(119,436)	(80,367)	(33,589)
General administrative expenses	(147,458)	(154,999)	(71,667)
Research and development expenses	(64,072)	(46,308)	(15,637)
Allowance for credit losses	(7,789)	(6,303)	(4,205)
Goodwill impairment (ii)	(136,723)	-	-
Other income and expenses, net	(102,424)	60,572	(840)
Total	(1,045,705)	(658,824)	451,808)

(i)

As of December 31, 2022, the total amount is primarily composed of R$18,711 referring to software license; R$4,684 referring to Commissions; and R$3,920 referring to corporate events, R$5,529 refers to losses for non-use of the advance payment signed in June 2021 with a Brazilian telecommunications company related to SMS service agreement.

(ii)	As of December 31, 2022, the Company recognized goodwill impairment in the amount of R$136,723. For more details see Note 11.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(a)    Personnel expenses:

	2022	2021	2020
Salary	(115,389)	(75,388)	(36,102)
Benefits	(18,105)	(8,406)	(2,993)
Compulsory contributions to social security	(32,707)	(24,200)	(12,586)
Compensation	(4,657)	(2,189)	(387)
Provisions (vacation/13th salary)	(23,481)	(11,798)	(5,757)
IPO Bonus and share-based payment	(3,955)	(46,449)	-
Provision for bonus and profit sharing	(21,145)	(11,340)	(650)
Compensation to former shareholders	(2,095)	(20,254)	(16,715)
Other	(7,198)	(6,456)	(2,913)
Total	(228,732)	(206,480)	(78,103)

(b)       Other income and expenses

	2022	2021	2020
Earn-out (i)	(98,650)	60,970	-
Result of disposal of assets	(41)	(258)	(1,664)
Other income and expenses, net	(3,733)	(140)	824
Total	(102,424)	60,572	(840)

(i)	For the year ended December 31, 2022, the total amount is composed of additional earn-out on the achievement of gross profit milestones as described in the acquisition agreement, and also the effect of renegotiations contracts entered into with the former shareholders of subsidiaries as follows: R$49,324 referring to SenseData, R$4,039 referring to Sirena, R$39,809 referring to Movidesk; R$ 5,475 referring to D1 (on December 31, 2021 was recognized as revenue R$ 60,970).

23.           Financial Income (Expenses)

	2022	2021	2020
Finance expenses
Interest on loans and financing	(22,342)	(13,939)	(4,826)
Interest on Debentures	(7,381)	(3,151)	-
Discounts	(2,086)	(88)	(158)
Foreign exchange losses	(12,629)	(21,128)	(16,615)
Bank expenses and IOF (tax on financial transactions)	(3,990)	(6,575)	(2,102)
Other financial expenses	(3,321)	(4,766)	(1,974)
Interests on leasing contracts	(512)	(356)	(725)
Losses on derivative instrument	(895)	(210)	-
Hyperinflation adjustment	(65)	(1,554)	(180)
Adjustment to present value (APV) (i)	(24,024)	-	-
Total finance expenses	(77,245)	(51,767)	(26,580)
Finance income
Interest	1,505	3,917	663
Foreign exchange gain	14,513	18,822	17,936
Interests on financial instrument	14,036	8,322	580
Other financial income	765	1,663	38
Gain on financial instrument	482	74	-
Adjustment to present value (APV) (i)	2,122	-	-
Total finance income	33,423	32,798	19,217
Total financial income (expenses)	(43,822)	(18,969)	(7,363)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(i)

For the year ended December 31, 2022, the total amount the AVP adjustment has been recognized as an additional effect of renegotiations contracts entered into with Movidesk’s former shareholders. Per the terms of the amended Movidesk acquisition agreement, the payments will now be paid in fixed installments subject to accrued interest.

24.           Income tax and social contribution

	2022	2021	2020
Deferred taxes on temporary differences and tax losses	91,249	23,313	8,480
Current tax expenses	(1,462)	(2,490)	(441)
Tax (income) expense	89,787	20,823	8,039

24.1.        Reconciliation between the nominal income tax and social contribution rate and effective rate

	2022	2021	2020
Loss before income tax and social contribution	(332,812)	(65,469)	(29,470)
Basic rate	34%	34%	34%
Income tax and social contribution	113,156	22,259	10,020
Tax incentives	5,000	-	-
Tax loss carryforward not recorded from subsidiaries (a)	(6,794)	(6,185)	(1,900)
IPO Bonus	(1,345)	(15,967)	-
Earn-out adjustment	-	20,730	-
Others	(6,803)	(14)	(81)
Goodwill impairment	(13,427)	-	-
Tax benefit (expense)	89,787	20,823	8,039
Effective rate	26.98%	31.81%	27.28%

(a) For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized from temporary differences and tax loss carryforward in the amount of R$624 as of December 31, 2022 (R$ 7,365 as of December 31, 2021) because it is not probable that future taxable profit will be available against which the Company can use the benefits.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

24.2.        Breakdown and Changes in deferred income tax and social contribution

	December 31, 2022	December 31, 2021	December 31, 2020
Deferred tax assets
Provision for labor, tax and civil risk	12,583	10,428	10,885
Allowance for doubtful accounts	2,160	2,181	1,610
Tax losses and negative basis of social contribution tax	13,039	11,728	5,277
Provision for compensation or renegotiation from acquisitions	52,837	13,615	6,277
Goodwill impairment	33,059	-	-
Other temporary differences	3,975	4,026	1,041
Total deferred tax assets	117,653	41,978	25,090
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)	(25,879)
Customer portfolio and platform	901	(14,673)	(22,005)
Total deferred tax liabilities	(25,884)	(41,458)	(47,884)
Net deferred tax	91,769	520	(22,794)
Deferred taxes – assets	91,769	2,276	390
Deferred taxes – liabilities	-	(1,756)	(23,184)

Balance at December 31, 2021	520
Additions	91,321
Reversal	(72)
Balance at December 31, 2022	91,769

Notes to the Consolidated Financial Statements

(In thousands of Reais)

24.3.        Movement of deferred income tax and social contribution

	2022	Deferred taxes 2021 variation (a)	2021	Deferred taxes 2020 variation (a)	2020
Provision for labor, tax and civil risk	12,583	2,155	10,428	(457)	10,885
Allowance for doubtful accounts	2,160	(21)	2,181	571	1,610
Tax losses and negative basis of social contribution tax	13,039	1,311	11,728	6,451	5,277
Goodwill	(26,785)	-	(26,785)	(906)	(25,879)
Deferred tax from customer portfolio and digital platform	901	15,574	(14,673)	7,332	(22,005)
Provision for compensation or renegotiation from acquisitions	52,837	39,222	13,615	7,338	6,277
Impairment of goodwill	33,059	33,059	-	-	-
Other temporary differences	3,975	(51)	4,026	2,985	1,041
Total	91,769	86,249	520	23,314	(22,794)

(a)            In the following table, Zenvia Inc. have the reconciliation of deferred expenses (income):

	2022	2021	2020
Total Deferred taxes variation	86,249	23,314	(6,025)
Foreign exchange variation on deferred tax balances of foreign subsidiaries	-	-	(330)
Deferred tax from Sirena tax loss carryforwards	-	-	(1,393)
Deferred tax from Sirena’s customer portfolio and digital platform	-	-	16,228
Deferred tax profit or loss	86,249	23,314	8,480

Notes to the Consolidated Financial Statements

(In thousands of Reais)

25.           Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the the year by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

As of December 31, 2022, 2021 and 2020, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of income and shares used in calculating basic and diluted earnings per share.

	Year ended December 31,
	2022	2021	2020
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(243,029)	(44,646)	(21,431)
Denominator
Weighted average for number of common shares	41,595,506	32,616,258	23,007,503
	41,595,506	32,616,258	23,007,503
Basic and diluted loss per share (in reais)	(5.843)	(1.369)	(0.931)

26.           Risk management and financial instruments

26.1.        Classification of financial instruments

The classification of financial instruments is presented in the table below:

	December 31, 2022					December 31, 2021
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	43,796	56,447	56,447	-	-	235,472	346,759	346,759	-	-
Financial investment	-	8,160	8,160	-	-	-	7,005	7,005	-	-
Trade accounts receivable	156,012	-	-	-	-	142,407	-	-	-	-
Derivative financial instruments	-	-	-	-	-	-	74	-	74	-
Total assets	199,808	64,607	64,607	-	-	377,879	353,838	353,764	74	-
Liabilities
Loans and financing	166,834	-	-	-	-	208,138	-	-	-	-
Trade and other payable	265,820	-	-	-	-	145,360	-	-	-	-
Liabilities from acquisition	285,428	66,202	-	-	66,202	-	236,289	-	-	236,289
Total liabilities	718,082	66,202	-	-	66,202	353,498	236,289	-	-	236,289

Notes to the Consolidated Financial Statements

(In thousands of Reais)

26.1.1. Level 3 measurement

The fair value of SenseData’s agreement acquisitions is determined using unobservable inputs, therefore it is classified in the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of acquisitions on measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between signigicant unobservable and fair value measurement
Liabilities from acquisition	Market Comparison: The valuation model considered the acquisition price of companies of the similar size, sector.	-Acquisitions multiples ranges depending on the gross profit business plan achievement	The estimated fair value would increase (descrease) if: -The gross profit was higher (lower) in the period of the earn-out calculation.

The Company has a liability arising from its acquisitions, that will be settled as certain earnings milestones established in the contract are reached. As of December 31, 2022, the Company had a total of R$66,202 (R$236,289 on December 31, 2021) recorded under Liabilities from acquisition.

26.2.        Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)   Credit risk

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

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	100,243	582,231
Financial investment	8,160	7,005
Trade accounts receivable	156,012	142,407
Total	264,415	731,643

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 6 months;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(b)      Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)      Operations with derivatives

The Company used derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. On December 31, 2022, the Company has no longer derivative instruments.

(d)      Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

As of December 31, 2022, the Company has negative consolidated working capital in the amount of R$163,153 (current assets of R$313,184 and current liabilities of R$476,337). The actions implemented by Zenvia’s Management as well as initiatives regarding cash preservation and generation are described in note 1.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	>3 years
Loans and financing	166,834	181,902	98,995	73,520	9,387	-
Trade and other payables	265,820	265,820	264,728	1,092	-	-
Liabilities from acquisitions	351,630	351,630	60,778	267,963	22,889	-
Lease liabilities	4,816	4,816	1,992	2,824	-	-
Total	789,100	804,168	426,493	345,399	32,276	-

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(e)      Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at fair value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI indexes. The base scenario was the index as of December 31, 2022 of 12.00% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate (long-term interest rate).

Operation	Balance at December 31, 2022	Risk	Scenario I Current scenario	Scenario II	Scenario III
Financial investments	56,447	CDI decrease	6,774	5,080	3,387
			12.00%	9.00%	6.00%
Financial liabilities - financing	166,834	CDI increase	20,020	25,025	30,030
			12.00%	15.00%	18.00%

(f)      Capital management

The Company's capital management aims to ensure that a adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	December 31, 2022	December 31, 2021
Loans and borrowings	166,834	208,138
Cash and cash equivalents	(100,243)	(582,231)
Net debt	66,591	(374,093)
Total equity	953,336	1,203,202
Net debt/equity (%)	0.07	(0.31)

27.           Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of December 31, 2022, the Company has in trade and other payables R$71,054 (R$7,269 as of December 31, 2021, registered in trade and other receivables) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs.

28.           Subsequent events

28.1.        New long-Term Incentive Program

On March 8, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant Class A common shares (or cash-based payments equivalent to Class A common shares) to certain executives and employees of the Company and its subsidiaries subject to, among other conditions, a vesting period of thirty six months counted as of March 9, 2023 and, in the case of some senior officers and employees, the achievement of certain gross profit performance goals to be established by the Company. ILP 5 destinates a maximum of 2,300,000 Class A common shares to be issued to the beneficiaries of the plan after the vesting period and the achievement of the gross profit goals, as applicable.

