Form 20-F
period 2023-12-31
Zenvia Inc.
filed 2024-05-15
CIK 1836934

As filed with the Securities and Exchange Commission on May 14, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The number of outstanding shares as of December 31, 2023 was 18,219,545 Class A common shares and 23,664,925 Class B common shares.

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

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. All references to “Brazilian Central Bank” are to the Brazilian Central Bank (Banco Central do Brasil).

Financial Information

Zenvia Inc. was incorporated on November 3, 2020, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Zenvia Inc. became the holding company of Zenvia Brazil, through the completion of a corporate reorganization on May 7, 2021 whereby Zenvia Brazil shares were contributed to Zenvia Inc. Until the contribution of Zenvia Brazil to us, Zenvia Inc. had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.  Subsequent to the completion of the above referred corporate reorganization, our consolidated financial information include the operations of Zenvia Brazil.

We maintain our books and records in Brazilian reais, the functional currency of our operations in Brazil and the presentation currency for our consolidated financial statements. Unless otherwise noted, the consolidated financial information of Zenvia contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to Zenvia’s consolidated financial statements included elsewhere in this annual report, which were, prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2023 was R$4.8413 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2023, as reported by the Brazilian Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss) and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss) and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

We use Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss) and Adjusted EBITDA, collectively, to evaluate our ongoing operations and for internal financial planning and forecasting purposes. We believe that non-GAAP financial measures, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations.

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

We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

We calculate Non-GAAP Operating Profit (Loss) as profit (loss) for the year adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations and expenses related to IPO grants.

Adjusted EBITDA

We calculate Adjusted EBITDA as profit (loss) adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization, plus expenses related to IPO grants and goodwill impairment. In particular, the exclusions in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and such exclusions remove items that we do not consider to be indicative of our core operating performance.

Market Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the Brazilian communication platforms market, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and specialized industry sources, such as the Brazilian Central Bank, Fundação Getúlio Vargas, or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, International Data Corporation, or IDC, Research Nester, Statista, Brazilian Association of Software Companies (Associação Brasileira das Empresas de Software), or ABES, and Mobile Time, amongst others.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700.0 million, as of the prior June 30, and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies in the United States that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Forward-Looking Statements

This annual report contains certain information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results and as such, are subject to risks and uncertainties. Many of the forward-looking statements in this annual report can be identified based on forward-looking words such as “aim,” “anticipate,” “believe,” “can,” “confident,” “continue,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “probable,” “project,” “seek,” “should,” “target,” “would,” or the opposite of these terms or other similar expressions.

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

Our forward-looking statements may be affected by the following factors, among others:

●	our ability to increase cash generation and/or obtain funding through issuance of new equity or debt to comply with short and long term liabilities;
●	our ability to achieve or maintain profitability;
●	our ability to face challenges in the expansion of our operations into new market segments and/or new geographic regions within and outside of Brazil;
●	our ability to successfully develop, acquire and integrate new businesses as customers in new industry verticals and appropriately manage our international expansion;
●	our failure to enhance our brand recognition or maintain a positive public image;
●	our failure to implement adequate internal controls, including in the acquired companies;
●	the inherent risks related to the SaaS and CPaaS market, such as the interruption, failure or breach of our computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services we offer;
●	general macro- and micro-economic, political and business conditions in Brazil and other countries where we operate and the impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses, as well as the impact of these conditions into our growth expectations and overall performance of our operations;
●	the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;
●	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business as we continue to grow;
●	our ability to attract and retain qualified personnel while controlling our personnel related expenses, as well as the lack of a qualified labor force (particularly developers);
●	the dependence of our business on our relationship with service providers as well with certain cloud infrastructure providers, and volatility of the costs related therewith;
●	our ability to maintain, protect and enhance our brand and intellectual property;
●	our ability to maintain our classification as an emerging growth company under the JOBS Act;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

In the context of our inorganic growth through acquisitions, we have recorded in our consolidated financial statements as of December 31, 2023 an amount of R$294,703 thousand as liabilities from acquisitions (being R$134,466 thousand recorded as current liabilities and R$160,237 thousand recorded as non-current liabilities), representing 35.8% of total liabilities (current and non-current liabilities) as of December 31, 2023. Also, as of December 31, 2023, our loans, borrowings and debentures amounted to R$87,796 thousand, of which R$36,191 thousand was current and R$51,605 thousand was non-current, while our existing cash and cash equivalents, as of December 31, 2023, amounted to R$63,742 thousand.

If, for any reason, we face difficulties in increasing our cash generation and/or accessing financing, we may be unable to timely meet our principal and interest payment obligations in general. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity.”

We have a history of net losses, which might continue in the near future, and our expenses might surpass our Adjusted EBITDA, which could prevent us from achieving or maintaining profitability.

We have incurred net losses in the past three years, including a net loss of R$60,771 thousand for the year ended December 31, 2023, R$243,025 thousand for the year ended December 31, 2022 and R$44,646 thousand for the year ended December 31, 2021. We may not succeed in increasing our Adjusted EBITDA to be profitable, as we seek to continue to expend significant funds to expand our marketing efforts to attract new customers, to develop and enhance our products and for general corporate purposes, including operations, upgrading our infrastructure and expanding into new geographical markets. To the extent we successfully increase our user base for our SaaS segment, we may also incur increased losses because costs associated with acquiring customers are generally incurred up front and may not be recovered from our customers, while the nature of the SaaS services refers to license subscriptions for the use of Zenvia platforms, where it is recognized proportionally to the time used. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase revenue from our customers in a sufficient manner to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including as a result of the other risks described herein, and unforeseen expenses, difficulties, complications, delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common shares may significantly decrease. Furthermore, it is difficult to predict the size and growth rate of our market, customer demand for our platform, user adoption and renewal of our platform, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not achieve or maintain profitability in future periods. If we fail to grow our revenues sufficiently to keep pace with our related investments and other expenses, our business would be harmed.

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

63.5% of our revenue for the year ended December 31, 2023 was derived from our CPaaS segment and a substantial part of such revenue is generated from our SMS text messaging service. A reduction in our revenue from this service could materially adversely affect our operation results, cash flows and liquidity.

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

A significant portion of our revenue is currently concentrated in our outlier customers, which are our top 10 largest customers in terms of revenue. For the years ended December 31, 2023, 2022 and 2021, 33.4%, 37.0% and 34.5%, respectively, of our revenue was derived from such customers. Of our outlier customers, our single top customer alone accounts for more than 10% of our revenues. For the years ended December 31, 2023, 2022 and 2021, 10.2%, 12.5% and 13.0%, respectively, of our revenue was derived from such single top customer. Therefore, a slowdown in the industries in which such customers are concentrated due to market forces, macroeconomic conditions or regulatory changes could result in decreased demand for our products and services. In particular, such customers are particularly vulnerable to the effects of adverse macroeconomic conditions due to the corresponding impacts that macroeconomic factors typically have on end-consumer spending. Such effects may affect our revenue volumes, results of operations and profit margins. For example, certain of our outlier customers reduced the usage of our SMS text messaging services in April 2020 as a cost-saving initiative designed to mitigate the impacts of COVID-19 pandemic on their businesses (the usage of such SMS services was restored to comparable levels in the succeeding six-month period). In addition, any adverse market forces affecting the industry in which our customers are currently concentrated also increases our counterparty risk as it may heightens their risk of default.

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

We expect to be increasingly dependent on WhatsApp, since it has become a preferred channel of communication in Brazil and elsewhere in Latin America. Since WhatsApp is notably strict about the manner in which companies are allowed to interact with WhatsApp users, changes in the policies or in the terms and conditions of use of this communication channel might also adversely affect market potential and attractiveness for WhatsApp based solutions in the event such changes result in a decrease of possible use cases or result in increases on message content restrictions. For instance, in 2021, WhatsApp made changes to the conversation-based pricing policy of its business platform. As a result of these changes, certain interactions between businesses and their end-customers, which were previously free of charge, may now be subject to charges under certain conditions. This change had no significant impact in our operations in 2022 and 2023, but we cannot guarantee that a future increase in costs in the usage of WhatsApp will not adversely impact our results of operations or the expected growth derived from the usage of this channel of communication or that we will be able to pass such costs onto our customers.

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

Our current level of indebtedness could affect our credit rating and our ability to obtain any necessary financing in the future and may increase our cost of borrowing. In addition, our level of indebtedness could make it more difficult to refinance our existing indebtedness and could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect us as well as to fund our operations, working capital and capital expenditures necessary for the maintenance and expansion of our business activities. As of December 31, 2023, our total loans, borrowings and debentures outstanding was R$87,796 thousand, comprised of R$36,191 thousand of current liabilities and R$51,605 thousand of non-current liabilities.

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

We cannot guarantee that we will always be able to offer the products and services sought by our customers. We are subject to potential changes to consumer habits as well as to demand for products and services by our customers (and the end-consumers of our customers). This requires us to adapt to their preferences on an ongoing basis. Accordingly, we may not be able to anticipate or respond adequately to changes in the habits of our consumers (and the habits of the end-consumers of our customers), which may adversely affect our sales. In addition, we cannot guarantee that the habits of our customers (and the habits of the end-consumers of our customers) will not change due to factors such as limitations or restrictions on the movement of people, including due to the impacts of an actual or possible pandemic or epidemic. In addition, if there are changes in customer habits, we cannot guarantee that we will be efficient and effective in adapting to meet those habits.

The market for communications in general, and cloud communications in particular, is subject to rapid technological change, (such as the adoption of artificial intelligence in our product offerings), evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. We may not be able to adapt quickly enough to meet our customers’ requirements, preferences and industry standards. We may face obstacles in our search for a digital transformation related to corporate culture, business complexity and the lack of processes that make employee collaboration and integration feasible. These challenges may limit the growth of our platform and adversely affect our business and results of operations. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change and applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices than ours and more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively. If we do not respond to the urgency in meeting new standards and practices, our platform and our own technology may become obsolete and materially adversely affect our results.

In this context, as a result of our use of artificial intelligence technologies into our business, the risks and unintended consequences in social, ethical and regulatory issues related to the use of artificial intelligence / generative artificial intelligence in our product offerings may result in reputational harm and adversely impact our results of operations. Most artificial intelligence solutions are evolving and are not infallible, and issues with data sourcing, technology integration, decision-making bias of artificial intelligence algorithms, security challenges, protection of privacy for personal identifiable information, content labeling and an effective use governance has not yet been perfected. While efforts are being made to deploy artificial intelligence responsibly with appropriate controls, our ability to do so effectively cannot be guaranteed. If our solutions incorporating artificial intelligence are flawed, they may cause harm to our clients or their customers and could impact our reputation and results of operations. The regulatory landscape surrounding artificial intelligence technologies is rapidly evolving, and how these technologies will be regulated remains uncertain. Such regulations may result in significant risks and operational costs which would impact our profitability and results of operations

Degradation of the quality of the products and services we offer could diminish demand for our products and services, adversely affecting our ability to attract and retain customers, harming our business and results of operations and subjecting us to liability.

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

Most of our customers, both from CPaaS and SaaS, do not have long-term contractual arrangements with us and may reduce or cease their use of our products at any time without penalty or termination charges provided they give us thirty days prior written notice. Customers may terminate or reduce their use of our products for a number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. If a significant number of customers cease using, or reduce their usage of our products, we may be required to spend significantly more on sales and marketing initiatives than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition. See “—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

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

Our number of active customers for the years ended December 31, 2023, 2022 and 2021 was 12,929, 13,336 and 11,827, respectively. We cannot guarantee that we will be able to increase the number of our customers and revenues generated within the active customer base. Our Net Revenue Expansion (NRE) rate was 92.4%, 107.7% and 122.4% for the years ended December 31, 2023, 2022 and 2021, respectively. Net Revenue Expansion (NRE) rate is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product). For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

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

We strive to attract new customers by constantly refining and evolving our products to enhance customer experiences. We are expanding features to educate users on the functionality and operation of our products, and we are directing our efforts toward a consulting approach focused on enterprise clients. This involves gaining a better understanding of customer needs and more effectively customizing our products to align with customers’ specific businesses. However, there can be no assurance that our approach to overcome potential customer reluctance to change vendors will be successful, which may adversely affect our growth.

If we do not develop enhancements to our products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our existing products, increase adoption and usage of our products and introduce new products. The success of any product enhancements or new products depends on several factors, including timely completion, adequacy to customer needs, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. We cannot guarantee that product enhancements and new products will perform as well as or better than our existing offerings. Product enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. For instance, since the completion of our initial public offering, we completed the acquisition of Sensedata Tecnologia Ltda, or SenseData, One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. - Direct One, or D1, and Movidesk Ltda., or Movidesk, in order to create the basis for the solutions provided by our SaaS business segment. We also intend to continue developing new SaaS services, which may require us to maintain and/or increase a developers team and, therefore, may lead to higher expenses in research and development. For instance, in February 2023, we integrated ChatGPT technology into our mass texting solution, Zenvia Attraction, to provide increasingly personalized and efficient suggestions in the composition of messages and in May 2023, we also integrated ChatGPT technology with our chatbot tool, which improves certain solutions in our SaaS segment with enterprise customers. There can be no assurance that these investments and any future investments will result in products or enhancements that will be accepted by existing or prospective customers. Our ability to generate additional usage of products by our customers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, our business, results of operations and financial condition would be adversely affected.

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

Our competitors fall into four primary categories:

●	communication channels providers such as Infobip, Sinch and Twilio;
●	regional network service providers that offer limited customer functionality together with their own physical infrastructure;
●	smaller software companies that compete with certain of our products; and
●	software-as-a-service, or SaaS, companies and cloud platform vendors that offer applications and platforms, mainly offerings of integrated communication channels.

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

We have experienced rapid growth and if we fail to manage effectively our business growth with the available workforce our business, results of operations and financial condition could be adversely affected.

We have experienced growth in our business in terms of employees and customers. For example, our consolidated headcount was 1,076, 1,191, 1,085 and 470 as of December 31, 2023, 2022 2021 and 2020, respectively, a decrease of 9.7% to December 31, 2023 from December 31, 2022, an increase of 9.8% to December 31, 2022 from December 31, 2021 and an increase of 131% from December 31, 2020.

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

Finally, as we continue to grow, we expect to continue to spend substantial financial and other resources on, among other things:

●	investments in our engineering team, improvements in security and data protection, the development of new products, features and functionality and enhancements to our platform;
●	sales and marketing, including the continued expansion of our direct sales and marketing programs, especially for businesses outside of Brazil;
●	expansion of our operations and infrastructure, both domestically and internationally; and
●	general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or the growth of our business. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, our business, results of operations and financial condition would be adversely affected.

Our results may fluctuate, and if we fail to meet securities analysts’ and investors’ expectations, then the trading price of our Class A common shares and the value of an investor’s investment could decline substantially.

Our results of operations, including the levels of our revenue, cost of services, gross profit and other operating (expenses) income may vary significantly in the future. These fluctuations may result from a variety of factors, many of which are outside of our control and may be difficult to predict and may or may not fully reflect the underlying performance of our business. If our results of operations, forward-looking quarterly and annual financial guidance or expected key metrics fall below the expectations of investors or securities analysts, then the trading price of our Class A common shares could decline substantially. Some of the important factors that may cause our results of operations to fluctuate from quarter to quarter include:

●	our ability to retain and increase revenue from existing customers and attract new customers;
●	fluctuations in the amount of revenue from our customers;
●	our ability to attract and retain businesses as customers;
●	our ability to introduce new products and enhance existing products;
●	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;
●	changes in laws, industry standards, regulations or regulatory enforcement, in Brazil or internationally, including Signature-based Handling of Asserted Information Using to KENs/Secure Telephone Identity Revisited (SHAKEN/STIR), a technology framework intended to combat unwanted robocalls and fraudulent caller ID spoofing, and other robocalling prevention and anti-spam standards as well as enhanced Know-Your-Client processes that impact our ability to market, sell or deliver our products;
●	the number of new employees;
●	changes in network service provider fees that we pay in connection with the delivery of communications on our platform;
●	changes in cloud infrastructure fees that we pay in connection with the operation of our platform;
●	changes in our pricing as a result of our optimization efforts or otherwise;
●	reductions in pricing as a result of negotiations with our larger customers;
●	the rate of expansion and productivity of our sales force;
●	changes in the size and complexity of our customer relationships;
●	the length and complexity of the sales cycle for our services, especially for sales to larger businesses, as well as government and regulated businesses;
●	change in the mix of products that our customers use;
●	change in the revenue mix of Brazil and international products;
●	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in our international expansion, additional systems and processes and research and development of new products and services;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;
●	the timing of customer payments and any difficulty in collecting accounts receivable from customers;
●	general economic conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products, delay a prospective customer’s adoption decision, reduce the revenue that we generate from the use of our products or affect customer retention;
●	changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;
●	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;
●	the impact of new accounting pronouncements; and
●	expenses in connection with mergers, acquisitions or other strategic transactions and the follow-on costs of integration, as well as potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses.
15

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

We outsource our cloud infrastructure to various cloud infrastructure providers, which host our products and platform. We also rely on certain third-party providers to provide us with physical data centers to host certain of our products. Our customers need to be able to access our platform and products at any time, without interruption or degradation of performance. These service providers operate the platforms that we access and we are therefore vulnerable to service interruptions in those platforms. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, networking issues due to internet backbone provider outage, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes, including technical failures, natural disasters, pandemics, fraud or security attacks. In addition, if our security, or that of such services providers, is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, our business, results of operations and financial condition could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may also become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, our business, results of operations and financial condition may be adversely affected. In addition, we access the platform of our cloud infrastructure providers through standard IP connectivity. Any problem with this access can prevent us from responding in a timely manner to any issues with the availability of our products. More generally, any changes in service levels from the cloud infrastructure providers may adversely affect our ability to meet our customers’ requirements.

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

On July 31, 2021, Zenvia Brazil completed the acquisition of the, direct and indirect, interest of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. - Direct One, or D1, a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. Upon consummation of the acquisition of D1, we also became indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or Smarkio, a wholly-owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020. Smarkio was merged into D1 on November 1, 2021. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions—Consummated Acquisitions.”

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

See “—We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment to produce the anticipated results or achieve the expected benefits, the failure to complete a pending acquisition, or the inability to fully integrate an acquired company, could adversely affect our business.”

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

In addition, we may face risks in doing business internationally that could adversely affect our business, including:

●	exposure to political developments in Brazil, Argentina, Mexico and other Latin American countries into which we plan to expand that may create an uncertain political and economic environment and instability for businesses, which could disrupt the sale of our services and the mobility of our employees and contractors between and within these jurisdiction;
●	our ability to effectively price our products in competitive international markets;
●	new and different sources of competition or other changes to our current competitive landscape;
●	understanding and reconciling different technical standards, data privacy and telecommunications regulations, registration and certification requirements outside of Brazil, which could prevent customers from deploying our products or limit their usage;
●	our ability to comply with regulations and industry standards relating to data privacy, protection and security enacted in countries and other regions in which we operate or do business;
●	potentially greater difficulty collecting accounts receivable and longer payment cycles;
●	higher or more variable network service provider fees outside of Brazil;
●	the need to adapt and localize our products for specific countries;
●	the need to offer customer support in various languages;
●	difficulties in understanding and complying with local laws, regulations and customs in non-Brazilian jurisdictions;
●	compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act;
●	changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;
●	limited protection for intellectual property rights in certain countries;
●	adverse tax consequences;
●	fluctuations in currency exchange rates, which could increase the price of our products outside of Brazil, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;
●	currency control regulations, which might restrict or prohibit our conversion of other currencies into Brazilian reais;
●	restrictions on the transfer of funds;
●	deterioration of political relations between Brazil and other countries;
●	the impact of natural disasters and public health epidemics on employees, contingent workers, sales channel partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown;
●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location; and
●	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We may pursue strategic acquisitions or investments which may divert our management’s attention and result in reduced cash levels, increased indebtedness or dilution to our shareholders. The failure of an acquisition or investment to produce the anticipated results or achieve the expected benefits, the failure to complete a pending acquisition, or the inability to fully integrate an acquired company, could adversely affect our business.

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

For instance, as a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, we recognized an impairment of R$136,723 thousand in our SaaS cash-generating units, or CGU, that reduced the carrying amount of goodwill of this CGU to its recoverable amount. This impairment was attributable to the combination of a slower-than-expected revenue growth of our SaaS CGU in the context of a challenging macroeconomic scenario and an increased perceived risk resulting in higher discount rate. Further impairment charges with respect to our goodwill and intangible assets could have a material adverse effect on our results of operations and shareholders’ equity in future periods.

We also develop solutions internally to keep improving the quality of service we offer to our customers. These investments generate intangible assets, which may not be realizable and could result in impairment, in the case such investments do not generate the value we expect from them.

Further, certain acquisitions, partnerships and joint ventures we may enter into in the future may prevent us from competing for certain customers or in certain lines of business, and may lead to a loss of customers. We may spend time and money on projects that do not increase our revenue. To the extent we pay the consideration of any acquisition in cash, it would reduce our cash reserves, and to the extent the consideration is paid with any of our shares, it could be dilutive to our shareholders. To the extent we pay the consideration with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations. For further information about our post-IPO acquisitions, see “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions.”

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

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. For instance, the State of São Paulo has a law in place determining that a consumer may restrict the receipt of telemarketing, SMS or WhatsApp messages in their mobiles by registering their phone numbers in a specific registry. There can be no assurance that the public in general will not adopt this tool to restrict the receipt of unsolicited telemarketing, SMSs and WhatsApp messages. A broad use of this tool by the public (particularly if its adoption is extended to other Brazilian states or foreign jurisdictions where we operate) may materially adversely affect our business as it may prevent our customers to effectively use our platform to promote their businesses. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

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

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil may result in a higher tax rate on our earnings, which may significantly reduce our revenues, our profits and cash flows from operations. In case of an increase in taxes applicable to our business for which we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be materially adversely affected. Our activities are also currently subject to a municipal tax on services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates would also adversely affect our profitability.

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

On December 20, 2023, Constitutional Amendment No. 132 was enacted into law in Brazil and introduced a new model of taxation on consumption in Brazil. In summary, this reform replaces the IPI, PIS, and COFINS federal taxes with a Contribution on Goods and Services, or CBS. The ICMS state tax and ISS municipal tax will be replaced by a Tax on Goods and Services, or IBS. Taxation will be done exclusively at the destination and will be fully non-cumulative, meaning that CBS and IBS taxes applicable in the previous stage will be credited and deducted from the amount owed by the taxpayer in their billing. IBS and CBS taxes will have unified legislation, and they will be calculated on an “outside” basis, which means that these taxes will not be included in their calculation basis-as opposed to ICMS and ISS taxes, which are calculated on an “inside” basis and are included in their calculation basis. There will be a transition period from 2026 to 2032 when current taxes will be gradually replaced by IBS and CBS. During the transition period, there will be more operational complexity due to the coexistence of two models of taxation on consumption, and we expect that taxation will be effectively simplified from 2033 onwards. As next steps, the approval of all infraconstitutional legislation is expected during 2024, followed by systemic adaptations for tax authorities and taxpayers in 2025, and the start of the new taxes in 2026.  Also, on December 29, 2023 Law No. 14,789 was enacted into law and set forth new rules for calculating interest on shareholders’ equity.  The effects of the tax reform measures and any other changes that could result from the enactment of new and additional tax regulations have not been, and cannot be, quantified yet. We cannot guarantee that the IBS and CBS rates will not be higher than the levies currently applied to our business or that the new tax regulations to be passed by the Congress will not have a material adverse effect on our business, financial condition, results of operation and prospects.

Additionally, tax rules in Brazil, particularly at the local level, may change without notice (although certain principles contained in the Brazilian federal constitution and certain procedures contained in applicable law must be observed). We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

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

The current Brazilian federal administration proposed to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions of our Brazilian subsidiaries, which could impact the amount of dividends we are able to distribute to our shareholders and the amount of dividends to receive from our subsidiaries. Any future changes in tax policy or laws may adversely affect our business, financial condition and results of operations.

In addition, we benefit from certain tax incentives related to research and development and technological innovation, established by Law No. 11,196, dated November 21, 2005, as amended, or Lei do Bem, and regulated by Decree No. 5,798, dated June 7, 2006. Our ability to benefit from these incentives depends on our compliance with certain obligations. Failure on our part to comply with certain obligations in accordance with the applicable rules or to provide the documentation required to substantiate such tax incentives could result in the loss of such incentives that have not yet been used and claims by the Brazilian tax authorities of the amount corresponding to taxes not paid as a result of the incentives already used, in addition to penalties and interest under Brazilian tax laws. If any of our tax benefits expires, terminates or is cancelled, we may not be successful in obtaining new tax benefits that are equally favorable, which may materially adversely affect us. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies and Estimates—Income tax and social contribution.”

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

In Brazil, the Brazilian National Telecommunication Agency (Agência Nacional de Telecomunicações), or ANATEL, determined that telemarketing calls are required to use a non-geographical 0303 pre fixed code for customers be able to identify them. Although we enable our customers to access such non-geographical codes in order to comply with such determination, we might not be able to adjust to new regulations in a timely manner, which may lead to fines or unexpected expenses until we are fully able to become fully compliant with applicable laws and regulations. Also, if we fail to comply with such regulations we may lose customers and revenues, which could have a material adverse effect on our business, results of operations and financial condition. See “—Certain Risks Relating to Our Business and Industry—Future legislative, regulatory or judicial actions impacting our products, services, platform and/or our business (including CX communications platform and software products) could also increase the cost and complexity of compliance and expose us to liability.”

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

Failure to meet or satisfy any of these covenants could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we may be required to seek waivers or renegotiate our existing agreements. For example, in 2023, we renegotiated our financing agreements, including the financial covenants therein (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”); however, there can be no guarantee that we will be successful in future renegotiations if we fail to meet the financial targets for our current and future debt covenants. If we are unable to obtain such waivers, a large portion of our debt could be subject to acceleration. In the event of acceleration, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

We are a company incorporated under the laws of the Cayman Islands with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; their constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Brazil— Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and sales channel partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and sales channel partners or to cause interruptions of our products and platform. In particular, cyberattacks and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies have been targeted in the past. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we can also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on cloud infrastructure providers, internal networks, our customers’ systems and the information that they store and process. While we devote significant financial and personnel resources to implement and maintain security measures, because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. For further information, see “Item 16K. Cybersecurity.”

Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. We have been and expect to be subject to cybersecurity threats and incidents, including employee errors or individual attempts to gain unauthorized access to information systems. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party’s fraudulent inducement of our employees to disclose information, unauthorized access or usage, virus or similar breach or disruption of us or our service providers, could result in loss of confidential information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Such liabilities are also related to the penalties, lawsuits and other regulatory scrutiny arising from the LGPD and the Brazilian Code of Consumer Defense. According to the Brazilian Code of Consumer Defense, consumers may file complaints with consumer protection agencies, comprising the Federal Consumer Agency (Departamento de Proteção e Defesa do Consumidor), and the local consumer protection agencies, or PROCONs. In case consumer protection agencies identify a violation of the Brazilian Code of Consumer Defense, such agencies may impose the penalties set forth in section 56 of the Brazilian Code of Consumer Defense (commonly a fine that varies from R$800 (eight hundred reais) to up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the case). Consumers may also file civil lawsuits seeking compensation for damages. In addition, the Public Prosecutor’s Office may initiate a proceeding which consists of civil inquiries or investigations arising from consumer complaints in order to verify the company’s compliance with consumer law. If the inquiries or investigations conclude that there was no infraction to the law, administrative proceedings filed by the Public Prosecutor Office may be postponed or closed. However, administrative proceedings may also lead to Terms of Conduct Adjustment, or TACs, entered into between us and the relevant authorities, which are intended to adjust our conduct to certain requirements and legal standards, or lead to a public civil action (ação civil pública) against us. Accordingly, if our cybersecurity measures or those of our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), compromise or the mishandling of data by our employees and contractors, our reputation, customer trust, business, results of operations and financial condition could be adversely affected. Vulnerability to cyberattacks may increase in light of our adoption of a permanent remote work policy (Zenvia Anywhere), a measure that we implemented in 2020. While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

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

Our results of operations may vary based on the impact of changes in our industry or the global economy on our customers. Our results of operations depend in part on demand for information technology and cloud communications. In addition, our revenue is dependent on the usage of our products, which in turn is influenced by the scale of business that our customers are conducting. To the extent that weak economic conditions, global inflation, higher interest rates, geopolitical developments, such as existing and potential trade wars, and other events outside of our control, such as health crisis, result in a reduced volume of business for, and communications by, our customers and prospective customers, demand for, and use of, our products may decline. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable. If our customers reduce their use of our products, or prospective customers delay adoption or elect not to adopt our products, as a result of a weak economy, this could adversely affect our business, results of operations and financial condition.

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

In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting as of December 31, 2023. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The identified material weaknesses relate to: (i) the ineffective design, implementation and operation of internal controls over revenue recognition business process, and (ii) aggregation of control deficiencies with respect to ineffective design and operation of user access application domain, which is a sub-process pertaining to general information technology controls process, or GITCs.

The deficiencies identified associated with the revenue recognition process are attributable to (i) the high volume of transactions processed through our distinct platforms, several of which were inherited from companies we acquired in the past few years, (ii) complexity and diversity of our business, (iii) lack of controls that ensure the accuracy of master data used throughout business process activities, (iv) predominance of manual controls in the steps associated with revenue recognition process, (v) decentralization of our information technology structure and (vi) low level of formalization in the activities carried out by the teams involved in related sub-processes.

The GITCs deficiencies identified are related to the user access application controls connected to: (i) the enterprises resources planning, or ERPs, used to record transactions related to the billing and accounts receivable activities of companies we acquired in the past few years, practices and controls which have not been standardized yet, (ii) platforms that record the volume of messages we process, and (iii) SAP software, which implementation occurred in 2023 but were identified deficiencies related to user access review and user access modification for transferred users controls.

Although we are confident that our action plans discussed in “Item 15. Controls and Procedures — B. Management’s Annual Report on Internal Control Over Financial Reporting — Remediation Plan and Actions” will improve our internal control over financial reporting and address the underlying cause of these material weaknesses, we cannot assure investors that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Item 15. Controls and Procedures — B. Management’s Annual Report on Internal Control Over Financial Reporting” for additional details.

In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting or that in the future we will not have additional material weaknesses in our internal control over financial reporting. Moreover, while we currently do not expect that the expenses we will have to incur to remediate the above referred material weaknesses will adversely affect our business, we may incur in unforeseen expenses.

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

Volatility in, or lack of performance of, our Class A common share price may also affect our ability to attract and retain key personnel. Many of our key personnel are, or will soon be, vested in a substantial number of our Class A common shares in the context of our equity incentive plans. Employees may be more likely to terminate their employment with us if the shares underlying their vested options have significantly appreciated in value relative to the original exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our Class A common shares. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected. For further information regarding our long-term compensation incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates will grow. For example, global political events, including the United Kingdom’s exit from the European Union, the conflict between Ukraine and Russia, the conflict in the Gaza Strip, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers in Brazilian reais, in light of our international expansion we expect to transact with customers in Mexican pesos, Argentine pesos, and U.S. dollars, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

As we continue to expand our international operations in Latin America, we become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our Class A common shares could be adversely affected.

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

In the ordinary course of business, we and our subsidiaries are and may continue to be in the future parties to tax, civil, labor and consumer protection proceedings, as well as arbitration and administrative investigations, inspections and proceedings whose outcomes may be unfavorable to us. As of December 31, 2023 and 2022, we have recorded an amount of R$42,207 thousand and R$39,750 thousand, respectively, in provisions for disputes that represent a probable loss for us and our subsidiaries. Also, we are not required to record provisions for proceedings in which our management judges the risk of loss to be possible or remote. However, the amounts involved in some of these proceedings may be substantial, and eventual losses on them could be significantly high. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded. Unfavorable decisions in our legal proceedings (including court decisions unfavorable to us in amounts above those provisioned for or that prevent us from carrying out our projects, as initially planned) may, therefore, reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. For more information on material legal proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings.”

There are risks for which our insurance policies may not adequately cover or for which we have no insurance coverage. Insufficient insurance coverage or the materialization of such uninsured risks could adversely affect us.

Our insurance policies may not adequately cover all risks to which we are exposed. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. We cannot assure investors that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares. Moreover, we are subject to risks for which we are uninsured, such as war, natural catastrophes, including hurricanes, other force majeure events and breaches of the security of our systems by hackers. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require us to commit significant cash resources to cover such losses, which may adversely affect us.

The outbreak of highly communicable diseases worldwide may lead to greater volatility in the global financial and capital markets resulting in an economic slowdown that may adversely affect our business, results of operations, financial performance and the trading price of our Class A common shares.

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

In 2020, the COVID-19 pandemic and the measures adopted to contain its spread significantly restricted the movement of people, goods and services worldwide, including all of the regions in which we operate, adversely affected the global financial and capital markets and led to an economic crisis in many countries, including Brazil. Like many other companies, including our customers and prospective customers, we adopted – and still have in place – a remote work arrangement (Zenvia Anywhere). However, in the event of natural disasters, power outage, connectivity issue, or other occurrences that impact our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the Brazilian economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy and changes in tax laws and related interpretations by tax authorities;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	the regulatory framework governing our industry;
●	labor and social security regulations;
●	public health crises, such as the ongoing COVID-19 pandemic; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

The Brazilian political environment influenced and continues to influence the economic performance of the country. The political crises affected and continue to affect the trust of investors and the general public, causing economic slowdowns and an increase in volatility of securities issued by Brazilian companies. Political instability has been exacerbated by polarized Brazilian political and social tensions. It is unclear whether such tensions will dissipate or intensify and the resulting impacts or adverse effects on our business operations or the safety of our employees, our customers, and the communities in which we operate.

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

The President of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the Brazilian federal government may adopt or change to promote macroeconomic stability, fiscal discipline and adequate levels of domestic and foreign investment, or the effect that any such policies might have on our business or on the Brazilian economy. For instance, the Ministry of Economy, Mr. Fernando Haddad, has a critical view on tax incentives to certain economic sectors and had suggested cutting some of these incentives. In 2024, we expect an increase in tax collection and in the medium term an increase in government spending.

Uncertainty as to whether the Brazilian government will implement significant reforms in public policy in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies. As a result, there may be high volatility in the domestic financial markets in the short term, and economic recovery in the long term may be hindered. Accordingly, improvements in the labor market and income growth may be limited, which could have an adverse effect on our operations and financial results. Worsening political and economic conditions in Brazil may increase production and supply chain costs and adversely affect our business, results of operations and financial condition.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 3.6%, 5.8% and 10.1% for the years ended December 31, 2023, 2022 and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% as of December 31, 2020, 9.25% as of December 31, 2021, 13.75% as of December 31, 2022 and 11.75% as of December 31, 2023. As of the date of this annual report, the official Brazilian base interest rate is 10.50%. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. As of December 31, 2022, the Brazilian real/U.S. dollar selling exchange rate was R$5.218 per U.S. dollar, reflecting a 6.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2021. The real appreciated against the U.S. dollar in 2023 by 7.2%. The exchange rate as of December 29, 2023 was R$4.841 per US$1.00, from R$5.218 per US$1.00 as of December 31, 2022. The exchange rate reported by the Brazilian Central Bank was R$5.158 per US$1.00 on May 09, 2024. There can be no assurance that the real will not again depreciate and/or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, 1.1% for the year ended December 31, 2019 and a contraction of 4.1% for the year ended December 31, 2020. Brazilian GDP grew 4.6.% in the year ended December 31, 2021, grew 2.9% in the year ended December 31, 2022 and grew 2.9% in the year ended December 31, 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil (which is our case) is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. For example, share prices of companies with significant operations in Brazil (whether they are listed on NASDAQ, NYSE or the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão)) have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in securities issued by companies with significant operations in Brazil, adversely affecting the price of our Class A common shares. Interest rates have increased rapidly in the United States in the year ended December 31, 2022. For instance, in March 2022, the U.S. Federal Reserve raised its benchmark federal funds rate by 0.25% to a range between 0.25% and 0.50%, the first increase since December 2018 and over time the U.S. Federal Reserve increased interest rates in the United States to a target range of 5.25%-5.50%. If the U.S. Federal Reserve continues to raise the federal funds rate, it may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies in emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries and global tensions, as well as economic or political crises and social unrest in Latin America or other emerging markets, can significantly affect the perception of the risks inherent in investment in Brazil.

Economic and political uncertainty and potential interest rate increases in the United States may also create uncertainty in the Brazilian economy. The U.S. presidential and congressional elections are scheduled to take place in November 2024. The relationship between Brazil and the United States can be adversely affected depending on the outcome of the 2024 elections in the United States. Further, the elections may result in significant uncertainty with respect to, and could result in changes in, legislation, regulation and government policy at the federal, state and local levels. Any such changes could significantly impact our business as well as the markets in which we compete in the United States. Specific legislative and regulatory changes that might materially impact us include, but are not limited to, renegotiation of existing trade agreements, changes in import and export regulations and the adoption of new and increased import taxes, tariffs (including a threat of a 10% tariff to be applied across-the-board) and other barriers to import, and customs duties, public company reporting requirements, environmental regulation and antitrust enforcement. Environmental cooperation, in turn, including funds to combat deforestation and other green investments, can also face more difficulties. We cannot give you any assurance as to whether any such changes will occur or as to their timing, nor can we estimate their impact. To the extent changes in the U.S. political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situations in Ukraine, the Gaza Strip and globally and assessing their potential impacts on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

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

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was affirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook, which was affirmed in December 2020. On November 30, 2021, Standard & Poor’s maintained the BB- rating with a stable outlook, which was confirmed in June 2022. In June 2023, Standard & Poor’s maintained the BB- rating with a positive outlook and in December 2023 S&P Global Ratings raised its foreign and local currency ratings on Brazil to BB rating.
●	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s affirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. In May 2020, December 2021, April 2022 and November 2023, Moody’s maintained the Ba2 rating with a stable outlook. In May 2024, Moody maintained the Ba2 rating but changed the outlook to positive.

●	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was affirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative, citing the deterioration of the Brazilian economic and fiscal scenarios and the worsening risks for both dimensions, given the renewed political uncertainty, in addition to the uncertainties about the duration and intensity of the COVID-19 pandemic. In November 2020, Fitch maintained the BB-negative rating with a negative outlook. In July 2022, Fitch reaffirmed the BB- negative rating. In December 2022, Fitch affirmed Brazil as BB- negative rating with stable outlook. In July 2023, Fitch upgraded Brazil´s credit rating to BB with a stable outlook, which was reaffirmed in December 2023.

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

Although our Class A common shares are listed and being traded on the Nasdaq, an active trading market for our Class A common shares may not be maintained. Consequently, investors may not be able to sell our Class A common shares at prices equal to or greater than the price paid by such investor. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

●	technological innovations by us or competitors;
●	the failure of financial analysts to cover our Class A common shares or changes in financial estimates by analysts;
●	actual or anticipated variations in our operating results;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;
●	announcements by us or our competitors of significant contracts or acquisitions;
●	future sales of our shares;
●	investor perceptions of us and the industries in which we operate; and
●	difficulties experienced by us and/or by any of our associate companies in Brazil, or our direct or indirect subsidiaries.

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

The market price of our Class A common shares may fluctuate or decline significantly in response to a number of factors, many of which are beyond our control, including, but not limited to:

●	actual or forecast fluctuations in revenue or in other operating and financial results;
●	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
●	action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;
●	announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	negative media coverage or publicity affecting us, whether true or not;
●	changes in the operating performance and stock market valuations of CX communications platform companies in general, including our competitors;
●	fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;
●	threats of proceedings and actions brought against us or decided against us;
●	developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies;
●	changes in accounting standards, policies, guidelines, interpretations or principles;
●	any significant changes to our board of directors or management;
●	any security incidents or public reports of security incidents that occur in our platform or in our sector;
●	statements, comments or opinions from public officials that our product offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and
●	other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

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

As of the date of this annual report, our controlling shareholders, in the aggregate, own 100% of our outstanding Class B common shares, which represent approximately 93.44% of the voting power of our issued capital and 65.91% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate the totality of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits an investor’s ability to influence corporate matters.

As of the date of this annual report, our controlling shareholders own 100% of our Class B common shares, resulting in their ownership of 65.91% of our outstanding shares, and, consequently, 93.44% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders.” These entities will control a majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders will be able to elect the members of our board of directors. Our controlling shareholders will be able to appoint the totality of our board despite owning a non-proportionate number of shares and any corporate restructuring, merger or consolidation or any business combination transaction will additionally require the approval of our controlling shareholders so long as they each hold Class B common shares. In addition, our Articles of Association require the consent of our controlling shareholders before our shareholders are able to take certain corporate actions, including to amend such document. For more information, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital.” The interests of these shareholders may conflict with, or differ from, the interests of other shareholders. Our controlling shareholders’ decisions on these matters may be contrary to an investor’s expectations or preferences, and they may take actions that could be contrary to an investor’s interests. Our controlling shareholder will be able to prevent any other shareholders, including investors, from blocking these actions. So long as these shareholders continue to own a substantial number of our shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.

The disparity in voting rights among classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude an investor’s ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to ten (10) votes per Class B common share so long as the voting power of Class B common shares is at least 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or, if investors view or any potential future purchaser of our company views, the superior voting rights of the Class B common shares have value. Given the ten-to-one voting ratio between our Class B ordinary and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders requiring the approval of an ordinary resolution so long as the Class B common shares represent at least 9.10% of all outstanding shares of our Class A common shares and Class B common shares in addition to certain other rights to which our controlling shareholders are entitled (see risk factor immediately above and “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital”). This concentrated control will limit or preclude an investor’s ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes as well as transfers between our controlling shareholders. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Voting Rights.”

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

As of the date of this annual report, we had 27,080,080 outstanding Class A common shares and 23,664,925 Class B common shares.

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

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts currently cover us, but they do not, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade their target price for our Class A common shares or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

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

We cannot predict whether our dual class structure, combined with the concentrated control of our Company (see “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders”), will result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, namely, to exclude companies with multiple classes of common shares. FTSE Russell requires greater than five percent of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those not listed or trading) in the hands of public shareholders whereas S&P Dow Jones announced that companies with multiple share class structures, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. MSCI also announced its review of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure investors that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Pursuant to these policies, our dual class structure makes our Class A common shares ineligible for inclusion in such indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A common shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. In addition, several shareholder advisory firms have announced their opposition to the use of multiple share class structures. As a result, our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure investors that any of the abovementioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements from U.S. domestic registrants and non-emerging growth companies. We take advantage of exemptions from certain corporate governance regulations of the Nasdaq, and this may result in less protection for the holders of our Class A common shares.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely and intend to continue to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, investors may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

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

We may not be able to comply with listing requirements.

On May 16, 2023, we received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, based upon the closing bid price of our Class A common shares for the 30 previous consecutive business days, we were no longer compliant with Nasdaq’s minimum bid price requirement of US$1 per share, or the Minimum Bid Price Requirement, as set forth by Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). Such notice had no immediate effect on the listing of or Class A common shares, which continued to trade uninterrupted and our operations were not affected by the receipt thereof. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were provided with an initial 180-calendar day period, ending on November 13, 2023, to regain compliance with the Minimum Bid Price Requirement.

On September 22, 2023, we received a new notification letter from Nasdaq confirming that we had regained compliance with the Minimum Bid Price Requirement. We are now in compliance with all applicable Nasdaq listing standards and our Class A common shares continue to be listed and traded on the Nasdaq Capital Market. However, we cannot guarantee our Class A common shares will continue to meet all Nasdaq's listing requirements in the future (including the Minimum Bid Price Requirement).

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

Most of our assets are located outside of the United States and the majority of them are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

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

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

●	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
●	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
●	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
●	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
●	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Cayman Islands Economic Substance Act may affect our operations.

The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (as revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

Our History

We were founded in Brazil 20 years ago as a bootstrapped startup in a garage serving businesses with complex networking infrastructures through our platform of APIs for SMS messaging connectivity. As we continued to grow, we scaled our business by adding new CX communication SaaS, tools and channels to our platform, making it more flexible, versatile and comprehensive in order to capitalize on the market opportunity to serve customers along their end-consumer’s lifecycle.

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

Initial Public Offering and Concurrent Private Placement and Recent Equity Raise

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

We received US$184,795 thousand of net proceeds from our initial public offering (i.e., after deducting underwriting discounts, commissions and offering expenses) and the concurrent private placement.

Also, we issued, in February 2024, 8,860,535 Class A common shares that were acquired by Cassio Bobsin, our founder and CEO, representing a total investment of R$50,000 thousand into us. Pursuant to the terms of the investment agreement in connection with such transaction, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled, to receive as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on and the sale of Zenvia’s control). The calculation of such investment return will be linked to the appreciation of Zenvia’s share price over this period of time and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any.

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

In the year ended December 31, 2023, 41.2% of our gross profit originated from our SaaS segment, while 58.8% of our gross profit originated from our CPaaS segment.

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

Zenvia is building a long-term vision from the ground up. We started our operations 20 years ago by enabling communications for businesses with their end-customers, mainly through SMS: enabling customers to send one-way messages with product offerings and services through our Platform. After some time, we started enabling conversations for customers, so the one-way messages became two-way conversations. An example of this is when an end-customer from our customer can chat with a person or chatbot for support. By integrating our acquisitions that allowed us to create our CX SaaS solutions, Zenvia will reach the enabling experiences phase, allowing end-customers to experience a streamlined relationship with brands, no matter the channel or moment in time: everything will be perceived as a continuous conversation resulting in more valuable customer interactions and brand loyalty. We have already integrated all acquired companies’ teams into Zenvia and we expect to conclude the platform and systems integrations during the last quarter of 2024 and first quarter of 2025.

Our platform, combined with our business model, empowers innovators within every business,  encouraging them to be autonomous while improving their end-consumer journey without upfront payments and complex systems implementation and integration. We may give businesses free access to our platform for a trial period to allow them to test their use cases prior to entering into contracts.

Our SaaS business model revenues is derived from subscriptions and project implementation services, while our CPaas business model is based primarily on interactions volume, which means our revenues scale as our customers increase their usage of our platform. As businesses increasingly adopt our platform with new use cases or for other aspects of their business. Our Net Revenue Expansion (NRE) rate was 92.4%, 107.7% and 122.4% for the years ended December 31, 2023, 2022 and 2021, respectively.

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

For 2024, our goal is to integrate our SaaS solutions, unifying our platforms into one, which will improve the customer experience throughout the customer journey. We believe, but cannot guarantee, that the integration will simplify our relationship with our customers and increase our sales.

Our SaaS solutions can be used alone or combined, allowing companies of any size and industry to start a program in a simple way in a matter of minutes, or make use of all our tools to obtain a fully integrated, automated and intelligent customer journey.

We also provide CX tools that can be used to integrate, enhance and automate the customer experiences in various ways. Our main tools are:

●	Zenvia API: Application Programming Interface (APIs), ensures high quality communication solutions through APIs, in a fast and simple way providing safe and fluid customer experiences through easy-to-integrate multi-channel solutions. For instance, a company can integrate its logistic system with Zenvia APis and can notify the customer throughout the entire process, until the product is delivered, by any channel, benefiting the end-customer;
●	Zenvia Bots: a visual, low-code, multi-channel tool that allows the creation of business solutions, optimizing delivery time and generating innovation in conversational flows and systems integration. For instance, a company can create a qualifying bot (a robot like software program that performs automated, repetitive, pre-defined tasks) to improve the performance of its customer experience;
●	Zenvia Chat: allows centralized customer support through a single inbox;
●	Zenvia Docs: enables companies to manage documents securely and safely during their customers’ journey, reducing bureaucracy in processes such as collection, invoicing, and sales with credit approval, revolutionizing the way companies in the financial, retail, insurance, and health segments interact with their customers through digital multichannel. For example, a company can send complex documents and collect the acceptance, with tracking options and security in the process;
●	Zenvia NLU (Natural-Language Understanding): provides a complete solution for creating chatbots (rules-oriented and natural language) that can be connected to multiple channels and that automate customer service. For instance, in the previous example, with Zenvia Bots, a company could add understanding capability in its bot to better capture the intention in the qualification process, which is a critical step in the sales process where the salesperson evaluates whether a lead has the potential to become a real and valuable customer for the business. By incorporating an understanding capability into the bot, the company can more effectively determine if a lead is a good fit for their solution and increase their chances of converting them into a customer.

The platform that connects all our solutions and tools with the client’s systems and processes is called Quantum. Companies can access our platform and choose from different solutions or tools. As they dive deeper to use multiple features of the platform, we can break down all CX barriers and unlock the true potential for end-customers.

One of the biggest retail companies in Brazil is using Zenvia’s SaaS solutions to digitize its customer journey. Given that the client’s customer service channel was largely phone based, one of the key solutions chosen was Zenvia's customer experience platform in order to implement chatbots in the customer contact channel. The bots work on both the inbound and outbound flow of information to answer a simple question on a delivery date and notify customers of a problem that may impact a delivery date. The implementation of Zenvia’s chatbot led to a dramatic change in the client’s customer experience and brands, which can be measured via satisfaction surveys. Those served through digital channels gave a score 28% higher than those who are served through the phone-based customer support service. In addition, the client recorded improvements of more than 27% in customer retention through the use of chatbots.

One of the biggest companies in the Brazilian construction industry has been transforming its customers’ experience by using our CX SaaS platform in its processes. This client started using WhatsApp and voice features tools and today also runs other SaaS solutions throughout the customer journey, such as Zenvia Attraction, Zenvia Conversion and Zenvia Service. In 2023, by using these solutions, the client reduced 30% of end-consumer interactions towards its customer support and communicated with end-consumers via more than three million messages through digital channels.

Our portfolio’s flexibility allows us to serve many important sectors in improving their communications with the end-customer, such as:

●	Financial institutions who use our platform for SMS transaction confirmation alerts, security tokens and marketing campaigns;
●	Service providers who use our platform to manage outbound voice calls integrated with their customer relationship management platforms, or CRMs;
●	Universities who use our platform to support students on multiple communication channels such as WhatsApp and Website;
●	Medical and dental clinics and hospitals who use our SMS platform to confirm and reschedule appointments as well as send appointment reminders to patients;
●	Retailers who use our WhatsApp solution to support their sales teams to manage sales and our SMS platform to inform customers about new products and promotions and to track the status of deliveries;
●	Insurance companies who use D1 platform to orchestrate communication journeys with end-customers; and
●	Consumer goods and staples companies that use SenseData to nurture the relationship with its consumer to avoid churn or/and improve sales and get insights.

As of the year end December 31, 2023 we had a total of 12,929 clients of all sizes and from across a broad range of industries throughout Latin America (7,127 of them making of our SaaS segment and 6,263 making use of our CPaaS segment, some of which overlap as both SaaS and CPaaS clients), a decrease from 13,336 as of December 31, 2022 and an increase from 11,827 clients as of December 31, 2021. Some of our most important clients include ABInBev, LG Electronics, Stone Co., Rappi, Tivit and Mobly, and others.

Despite the fact that we have a large customer base and we have customers across a broad range of industries and of all sizes (small, medium and large companies, depending on the number of employees), our 10 largest customers represented 25.4%, 37.0% and 34.5% of our revenue in the years ended December 31, 2023, 2022, and 2021, respectively. We are working to further decrease this concentration by acquiring new businesses that complement our offering, investing in marketing initiatives to attract new small and medium business, or SMB customers, to our platform and providing additional services to our existing customer base. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

We believe our usage-based recurring revenue model allows us to grow with our customers and increase our revenue base as they increase their use of our SaaS and communication channels. We initially adopt a “land and expand” strategy, pursuant to which we introduce our platform to our customers based on one simple use case, which is usually SMS, and then develop the customer relationship over time, upselling and cross-selling our suite of solutions as they grow and improve their customer journey. Our Net Revenue Expansion (NRE) rate was 92.4%, 107.7% and 122.4% for the years ended December 31, 2023, 2022 and 2021, respectively. For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

Net cash from our operating activities amounted to R$162,547 thousand for the year ended December 31, 2023, compared to net cash from our operating activities amounting to R$108,455 thousand for the year ended December 31, 2022 and net cash used in our operating activities amounting to R$97,260 thousand for the year ended December 31, 2021. Our revenue totaled R$807,577 thousand, R$756,715 thousand and R$612,324 thousand in the years ended December 31, 2023, 2022 and 2021, respectively, representing an increase of 6.7% between the years ended December 31, 2023 and 2022 and 23.6% between the years ended December 31, 2022 and 2021. Our loss for the year ended December 31, 2023 amounted to R$60,771 thousand, compared to loss amounting to R$243,025 thousand in the year ended December 31, 2022 and R$44,646 thousand for the year ended December 31, 2021. Our Adjusted EBITDA for the year ended December 31, 2023 amounted to positive R$77,096 thousand, compared to negative R$77,273 thousand and positive R$41,080 thousand for the years ended December 31, 2022 and 2021, respectively, as we continue to focus on increasing our profitability and business growth. As of December 31, 2023, we had already integrated all acquired companies’ teams into Zenvia and we expect to conclude the platform and systems integrations during the last quarter of 2024 and first quarter of 2025.

Our Technology

Our platform enables companies to break down barriers that exist in customer experiences.

At the core of our platform lies QUANTUM, the driving force that connects all of our innovative CX solutions and CX tools with a company’s internal systems and processes. With QUANTUM, our platform enables companies to deliver a personalized and engaging experience for customers at every touchpoint, regardless of their step in the journey. By leveraging our powerful technology, companies are able to track and remember important customer data, including, for instance, their name, their latest interaction, and even their sentiment about the brand. This allows businesses to transform every customer relationship into a true, end-to-end journey that is both integrated and personalized.

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

Our Post-IPO Acquisitions

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

Consummated Acquisitions

Movidesk Acquisition

On May 2, 2022, Zenvia Brazil acquired 98.04% of Movidesk’s share capital and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the Movidesk original acquisition agreement, the total consideration transferred and then expected to be transferred were as follows: (1) R$301,258 thousand paid in cash in May 2022 and (2) Movidesk former controlling shareholders and key executives have received 315,820 of our Class A common shares, equivalent to an amount of R$15,740 thousand at the time of closing; (3) an earn-out structure based payment on the fulfillment of gross margin targets until the third quarter of 2023, which fair value was R$159,706 thousand as of May 2022 and due in December 2023, and (4) R$8,411 thousand to be paid on the exercise price of purchase options. As of May 2022, the range of the earn-out outcomes described in (3), considering the achievement of milestones varying from 50% to +50%, was between R$94,441 thousand and R$360,376 thousand, respectively.

On October 26, 2022, we reached an agreement with Movidesk’s former controlling shareholders to extend the remaining payments. The earn-out payment due to certain former shareholders mentioned in (3) above, which as of October 2022, was expected to total R$205,647 thousand, with the possibility of reaching up to R$327,635 thousand, would be paid in fixed and variable installments subject to accrued interest, in line with our current bank financing costs in the range of 130-140% of CDI. Per the terms of the amended Movidesk acquisition agreement, (i) 12 fixed monthly installments of R$100 thousand would be paid between January 2023 and December 2023, (ii) R$204,447 thousand in total would be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, expected to total R$24,047 thousand, would be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

On February 6, 2024, we further renegotiated the Movidesk earn-out referred in the paragraph above, which total outstanding amount was R$206,699 thousand as of such date, further extending the payment terms to a total of 60 months and final maturity to December 2028. Movidesk earn-out payments are agreed to be paid as the following: monthly payments of R$1,000 thousand, amounting to 12,000 thousand in the year 2024, monthly payments of R$ 1,500 thousand, amounting to R$ 18,000 thousand in the year 2025, and monthly payments of R$ 4,908 thousand amounting R$ 58,900 thousand in the years 2026, 2027 and 2028. We also negotiated for an option to convert up to R$100,000 thousand of such outstanding amount into our equity, subject to certain conversion periods agreed between the parties.

Sensedata Acquisition

On November 1, 2021, we acquired all the shares of Sensedata, which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of Sensadata’s original acquisition agreement, the total consideration transferred and then expected to be transferred were as follows: (1) R$30,112 thousand in cash paid up front; (2) an earn-out cash structure based payment on the achievement of gross profit milestones until November 2023, which was estimated at R$35,018 thousand (an estimate of the range of outcomes considering the achievement of gross profit milestones varying from -50% to + 50%, was between R$35,018 thousand and R$100,349 thousand, respectively); and (3) SenseData former controlling shareholders also received 94,200 of our Class A common shares, subject to lock-up provisions, equivalent to an amount of R$6,793 thousand in May 17, 2022.

On December 21, 2022, Zenvia Brazil signed an agreement with SenseData’s former controlling shareholders to extend remaining payments. A payment of R$23,751 thousand, due at the end of December 2022, was renegotiated as follows: (1) R$18,000 thousand were paid in December 2022 and (2) 12 monthly installments of R$479 thousand were paid throughout 2023, subject to accrued interests in line with our current bank financing costs in the range of 130 and 140% of CDI, (3) an estimate of the range of outcomes considering the achievement of gross profit milestones varying from -50% to +50% is R$21,577 thousand and R$72,488 thousand, respectively. Also, for the total of R$40,407 thousand related to the achievements of gross profit targets, as defined in the original agreement, we paid a fixed amount of R$20,484 thousand in October 2023, with the remaining amount to be paid in 24 installments, subject to accrued interests in line with our current bank financing costs, in the range of 130-140% of CDI.

On September 28, 2023, we reached a new agreement to amend the 2023 remaining payments flow under the Sensedata acquisition. Per the terms of the amended Sensedata acquisition agreement, the fixed amount of R$20,000 thousand to be paid in December 2023 was anticipated to October 2023, and the remaining amount of R$40,808 thousand shall be paid in 24 installments (R$1,700 thousand per month) subject to accrued interests in line with our current bank financing costs, of 135% of CDI, as from January 2024. As from November 2023, Sensedata’s founding partners no longer manage the company and integration with Zenvia was concluded.

D1 Acquisition

On July 31, 2021, we completed the acquisition of 100% of the share capital of D1, including its wholly owned subsidiary, Smarkio. D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

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

On October 26, 2022, we reached a new agreement to extend the then remaining payments under the D1 acquisition. The last fixed installment due to certain former shareholders on March 31, 2023, of R$40,000 thousand, would be paid as follows: (i) R$7,794 thousand in January 2023, (ii) R$3,864 thousand in February 2023, (iii) R$4,720 thousand in March 2023 and (iv) 24 monthly installments of R$1,288 thousand between April 2023 and February 2025, subject to interests in line with our current bank financing costs in the range of 130-140% of CDI.

On February 6, 2024, we further renegotiated the D1 earn-out, in the total outstanding amount of approximately R$21,521 thousand, extending the payment terms to a total of 36 months with a six-month grace period, 30 monthly payments and final maturity in December 2026.

For further information on our renegotiations involving earn-out payments related to our post-IPO acquisitions, see note 15 to our audited consolidated financial statements.

Our Competitive Advantages

We believe that we are expanding our market share in SaaS as a result of the following core competitive advantages:

●	Composable Communications Platform: We are a CX SaaS platform company focused on providing solutions and tools to empower companies to create unique experiences for their end-consumers.
●	Comprehensive Platform with Highly Efficient Sales Channels: We offer a breadth of functionality, including voice and messaging communication that may be used across a range of devices. While businesses can rely on one of our sales channel partners to assist them with their implementation, SMBs can start using them within days of their implementation using our “self-service” platform. We classify our customers by size according to their potential interaction volumes, employing an efficient sales channel strategy for each customer size.
●	Easy Adoption: Our CX SaaS platform may be adopted one use case at a time, which reduces the sales and adoption cycle. We may give businesses a trial period to allow them to build trust with us and adopt our platform. This approach eliminates upfront costs for our customers and minimizes technical implementation and integration complexities that typically hinder innovation.
●	Easy to Scale: With easy-to-use products with a high velocity to scale, our platform allows our customers to scale up or down without interruptions and delays caused by required applications redesign or communications infrastructure restructurings. Our platform is user-friendly and we have been experiencing a continuous increase in its adoption by customers. Our Net Revenue Expansion (NRE) rate was 92.4% in 2023, 107.7% in 2022 and 122.4% in 2021. Net Revenue Expansion (NRE) rate is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product). For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

●	Reliability and Solid Reputation: Our platform consists of fault-tolerant systems that have enabled our customers to avoid any significant failures or downtime, making it reliable and robust. On January 18, 2023, we announced that we received the ISO 27001 certification from the International Standardization Organization (ISO), an international standard and reference for information security management. The recognition from ISO confirms our focus on privacy and security management, assuring that client data and information is held under the strictest security protocols.
●	Long Tail Go-to-Market: Our low entry-price and “self-service” platform allows small businesses to acquire and use our SaaS with or without onboarding team support. We have access to a large addressable market with high margins and small businesses can increasingly acquire our products through our “self-service” platform.
●	Expansion of Value Offering: With the acquisitions we made throughout 2022 and 2021, we expanded our product offerings by adding multichannel communications, empowering companies to create customized hyper contextualized end-consumer journeys in our unified end-to-end CX SaaS platform.
●	Using Artificial Intelligence Potential: We were able to optimize customer relationships on digital channels through chatbots integrated into the business using artificial intelligence (natural language processing) and conversation curation capabilities. With this, it is possible to minimize operating costs with service teams, which tends to be an issue for large companies. We are developing in-house artificial intelligence solutions to improve the quality of our SaaS solutions to our customers. In 2023, we organized an internal Zenvia event called “Hackathon” aiming to motivate our employees to seek artificial intelligence supported solutions to improve our current SaaS solutions. In addition, we have upgraded the artificial intelligence functions in our bots, which allows our customers to reduce their costs with their current customer support service.

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

Despite the fact that we have a large customer base and we have customers across a broad range of industries and of all sizes (small, medium and large companies, depending on the number of employees), our 10 largest customers represented 25.4%, 37.0% and 34.5% of our revenue in the years ended December 31, 2023, 2022 and 2021, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

Our Growth Strategy

Our growth strategy is based on:

●	Deepening Our Technology Leadership: We plan to significantly invest in our technology platform by adding new software capabilities, including new SaaS commerce, tools (e.g., payments) and communication channels (e.g., new messaging apps). The combination of these SaaS, tools and channels will enable us to provide new use cases to our customers and reinforce our one-stop shop market position in digital communications.
●	Increasing Spend within Our Customer Base: We plan to invest in initiatives to improve our customers’ spending on our products and services, including new offers and incentives for upselling and cross-selling and better customer education, and invest in improved processes to increase usage of our platform, offers related to customer needs, while improving our ability to integrate external systems in order to make it easy for our customers to connect their internal systems with our platform. We believe that each communication channel that we enable on our platform results in an upsell and cross-sell opportunity with a self-service acquisition journey. Also, our platform allows us to develop new products quickly and integrate the user journey through a standardized interface, allowing us to use our software as a product showcase to incentivize users to adopt our offerings. Our CX SaaS platform enables companies to digitally interact with their end-consumers in a personalized and highly contextualized fashion across their entire end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS focused on marketing campaigns, management of sales teams, customer service and engagement, and customer success, and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat; all such applications being automated by chatbots, single customer view, journey designer, documents composer and authentication. In addition, our platform allows the integration with legacy systems and has native integrations with software such as CRM, ERP and others.
●	Focus on organic growth and integrating acquisitions: Based on a pay-as-you-go model, we made certain acquisitions in 2022 and 2021, increasing our customer base in the markets in which we operate. Our goal for the year 2024 is to focus on organic growth and integrating our SaaS solutions into an unified platform. We believe the integration will simplify our relationship with our customers and increase our sales.
●	Increasing and Deepening Our Pan-Latin American Presence: We believe a substantial market opportunity exists to increase our international footprint across all product lines. We plan to invest in our regional expansion in Latin America to benefit from our strong brand recognition and scale.
●	Scaling Our Go-to-Market Strategy: We plan to scale our go-to-market strategy by enhancing our indirect sales channel, which includes digital agencies, system integrators and software sales channel companies. It leverages our platform with additional services, know-how and offerings to educate the market about improving customer experiences with multi-channel communications and makes our products and processes more attractive for a larger target market. See “—Sales and Marketing.”
●	Pursuing Targeted Acquisitions of Products and Technologies: We have a track record of acquiring and integrating businesses and technologies that have provided us with new product offerings and capabilities and helped us to penetrate new markets. After integration of acquisitions completed we may continue to explore potential acquisitions and make targeted acquisitions that complement and strengthen our product portfolio and capabilities, or that provide us with access to new markets.

Sales and Marketing

We are currently focused on strengthening our existing segments, SaaS and CPaaS, and to accelerate the integration of our acquired companies.

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

We have a dedicated direct sales channel using inbound marketing and our inside sales teams uses sales machine methodology to acquire new customers. For large businesses and part of medium businesses, we use inbound marketing and also use outbound marketing with account-based marketing strategies and an account manager team. These teams are divided into account executives for new business (previously called hunters) and account executives for base customers (previously called farmers or sales development team).

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

The experience each customer gets is ultimately based on its segmentation and purchased services. If the customer hires a more proactive level of support, for example, it will benefit from faster implementation and support, elevated support level assignments, personalized enablement and product customization.

Industry

SaaS Market

The Latin American SaaS market is set for robust growth with a projected annual growth rate (CAGR) of approximately 28% from 2019 to 2026, according to Research Nester. This growth is driven by escalating demand from end-user companies, fueled by the introduction of mobile SaaS services and the integration of emerging technologies like artificial intelligence and machine learning. Additionally, the region benefits from the affordability of SaaS solutions and the expansion of IT infrastructure, further propelling market expansion.

Nester’s research “LATAM Software-as-a-service (SaaS) Market” from February 2023, identifies the enterprise resource planning (ERP) segment as a significant growth driver within the segmented types in the Latin American SaaS market. According to Nester, it is expected to reach an absolute opportunity of US$3.9 billion during the forecast period, the ERP segment offers comprehensive business solutions encompassing product planning, development, manufacturing, sales, marketing and back-office automation within a single platform. As businesses increasingly adopt ERP applications to enhance operational efficiency and automate critical functions, this segment is poised for substantial growth, contributing to the overall vibrancy of the Latin American SaaS market.

In Brazil, SaaS is witnessing significant growth and evolution, mirroring trends observed in the Latin American region. With an increasing shift towards cloud-based solutions and digital transformation across various industries, the SaaS market presents promising opportunities for businesses operating in Brazil.

According to Statista research, “Software as a Service: market data & analysis” from October 2023, revenue in the Brazilian SaaS market is projected to reach US$2.40 billion in 2024, with an annual growth rate (CAGR) from 2024 to 2028 of 13.48% resulting in a market volume of US$3.98 billion by 2028. This indicates substantial growth potential and opportunities for market expansion in the coming years.

Moreover, Statista forecasts, in the same research, significant growth in the Brazilian SaaS market, with half of the software spending expected to be in the SaaS model. This aligns with the projections of Brazilian Software Association (ABES), indicating a consensus regarding the potential growth trajectory of the SaaS market in Brazil.

This growth is supported by factors such as the practicality, flexibility and scalability offered by SaaS solutions. Additionally, companies are making strategic investments in SaaS to modernize their operations and enhance efficiency, also showing the rising demand for SaaS across various sectors in Brazil.

The use of artificial intelligence and advanced analytics is also becoming increasingly prevalent in the Brazilian SaaS market, with companies recognizing the value of these technologies in driving business growth and innovation. Strategic investments in artificial intelligence and machine learning tools are expected to fuel market expansion and enable companies to derive actionable insights from their data, according to International Data Corporation (IDC).

In conclusion, the SaaS market in Brazil is poised for substantial growth in the coming years, driven by factors such as increasing digitalization, rising demand for cloud-based solutions, and strategic investments in SaaS and artificial intelligence by businesses. We believe we can effectively navigate these trends and address key challenges to capitalize on the opportunities presented by the evolving SaaS landscape in Brazil.

CPaaS Market

Meta dominance in Brazil (Mobile Time)

WhatsApp continued its dominance in the Brazilian smartphone landscape, with a 99% installation rate among active devices, according to a survey carried out by Mobile Time in August 2023 called “Mensageria no Brasil - Agosto de 2023” with 2,040 respondents.

The study also showed that Brazilian engagement with WhatsApp has surged. In a six-month span, the proportion of users declaring daily app usage rose from 86% to an impressive 94%. When including those who open the app "almost every day," the figure increased from 93% to 98%. However, specific features such as video calls, stories (status updates) and money transfers witnessed a slight decline during the same period.

WhatsApp also maintains its status as the primary messaging platform for interactions with brands and companies, with 81% of Monthly Active Users having engaged in such communication. Users deem the platform suitable for inquiries and information-seeking, with 82% expressing this preference.

The study also highlights that in Brazil, WhatsApp emerges as the leading messaging platform for chatbot interactions, with 89% of users having engaged with a brand's automated representative through the application, although there is room for improvement in enhancing the overall satisfaction of these interactions.

Despite increased user engagement, the adoption of payment features within WhatsApp faces challenges. While credit card payments were introduced in April 2023, only small and medium-sized businesses on WhatsApp Business can currently receive payments in this manner. Larger enterprises connected via the WhatsApp API are still awaiting access. Currently, only 13% of users have registered a card on the app, and merely 10% have made payments using this method.

MobileTime believes that in the next research edition, expected to be published in 2024, WhatsApp may have already granted access to native channels and payment functionalities for major companies in Brazil. These two features signify WhatsApp's path towards transforming into a super app. Nevertheless, this prospective development further emphasizes the increasing significance of regulating digital platforms, a matter currently under deliberation in the Brazilian National Congress as part of the “Fake News Bill” (PL das fake news).

In conclusion, there's no denying WhatsApp's stronghold in the Brazilian market, and we acknowledge and align ourselves with this prevailing market trend with the integration of ChatGPT into its mass messaging of SMS and WhatsApp tool (Zenvia Attraction), in line with market movements, and also intends to incorporate additional artificial intelligence tools into its range of offerings.

Competition

The market for cloud communications is rapidly evolving and is increasingly competitive. We believe that the key competitive factors in our market are:

●	completeness of value offering;
●	credibility with business analysts and leaderships from companies;
●	credibility with developers;
●	ease of integration and programmability;
●	product features;
●	low cost of adoption our products;
●	fast use and fast results with our products and services;
●	platform scalability, reliability, security and performance;
●	brand awareness and reputation;
●	the strength of sales and marketing efforts;
●	customer support; and,
●	the cost of deploying and using our products.

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

As of December 31, 2023, we had 57 trademark applications and 59 registered trademarks in Brazil, in addition to two registered trademarks in the United States, five registered trademarks in Argentina, four registered trademarks in Mexico and four registered trademarks in Chile. We also held more than 150 Brazilian national domains registered at Registro.br, OnlyDomains and GoDaddy.

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

C.Organizational Structure

The following chart presents our corporate structure, including controlling shareholders and subsidiaries as of the date of this annual report.

(1)	Includes Oria Tech Zenvia Co-Investment FIP Multiestratégia (Brasil), Oria Tech I Inovação FIP Multiestratégia (Brasil) and Oria Zenvia Co-investment Holdings, LP (Canada).
(2)	Includes Spectra I FIP Multiestratégia Investimento no Exterior and Spectra II FIP Multiestratégia Investimento no Exterior.
(3)	“VP” means Voting Power and “EI” means Economic Interest.

D.Property, Plant and Equipmen

Properties

Our main office is located in the city of São Paulo, in the state of São Paulo, Brazil. In addition to our headquarters, we also have representative offices in Delaware, United States, Mexico City, Mexico and Buenos Aires, Argentina.

On March 1, 2015, we entered into a lease agreement, for approximately 910 square meters of office space at Avenida Paulista, 2300, Suites 182 and 184, CEP 01310-300, in the city of São Paulo, state of São Paulo, Brazil, which was extended for three more years on April 7, 2022. This lease is valid from April 1, 2022 to March 31, 2025, and is not subject to automatic renewal. Pursuant to the lease, monthly lease payments consist of R$118,307.80 indexed by IPCA. We secured our lease obligation with a letter of credit in the amount of three times the monthly lease payment.

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

ITEM 4.A              UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Part I. Introduction.”

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

In the year ended December 31, 2023, 41.2% of our gross profit originated from our SaaS segment, while 58.8% of our gross profit originated from our CPaaS segment.

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

We also provide CX tools that can be used to integrate, enhance and automate the customer experiences in various ways. Our main tools are:

●	Zenvia API: Application Programming Interface (APIs), ensures high quality communication solutions through APIs, in a fast and simple way providing safe and fluid customer experiences through easy-to-integrate multi-channel solutions. For instance, a company can integrate its logistic system with Zenvia APis and can notify the customer all the way, until the product is delivered, in any channel, best for the end-customer;
●	Zenvia Bots: a visual, low-code, multi-channel tool that allows the creation of business solutions, optimizing delivery time and generating innovation in conversational flows and systems integration. For instance, a company can create a qualifying bot (a robot like software program that performs automated, repetitive, pre-defined tasks) to improve the performance of its customer experience;
●	Zenvia Chat: allows centralized customer support through a single inbox;
●	Zenvia Docs: enables companies to manage documents securely and safely during their customers’ journey, reducing bureaucracy in processes such as collection, invoicing, and sales with credit approval, revolutionizing the way companies in the financial, retail, insurance, and health segments interact with their customers through digital multichannel. For example, a company can send complex documents and collect the acceptance, with tracking options and security in the process;
●	Zenvia NLU (Natural-Language Understanding): provides a complete solution for creating chatbots (rules-oriented and natural language) that can be connected to multiple channels and that automate customer service. For instance, in the previous example, with Zenvia Bots, a company could add understanding capability in its bot to better capture the intention in the qualification process, which is a critical step in the sales process where the salesperson evaluates whether a lead has the potential to become a real and valuable customer for the business. By incorporating an understanding capability into the bot, the company can more effectively determine if a lead is a good fit for their solution and increase their chances of converting them into a customer.

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

International Growth

Our platform can reach all countries and consumers around the world. For the next couple of years, we expect strong growth in Brazil, our home country, and to expand our business in the Latin American market with a specific focus on our SaaS segment, especially with our Attraction and Conversion solutions. Expansion will be carried out through all available channels, emphasizing the self-service channel. Our portfolio has been developed with a variety of products and features to reach different customers and channels through solutions that are not always made widely available by our competitors locally and globally.

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

We are committed to delivering high quality solutions to continue to build and maintain credibility in our target markets. We believe we must maintain the strength of our brand to drive further revenue growth. We intend to continue to invest in our engineering capabilities and marketing activities to maintain our position in the market. Our results of operations may fluctuate as we make these investments to drive increased client adoption and usage.

Over the past couple of years, Zenvia has intensified its strategic plan to capture growth opportunities in the SaaS market, by working on integrating our SaaS solutions to provide customers with what our management believes to be the most complete CX journey in Latin America, based on our analysis of competing services offered in the Latin American market.

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

The inflation index generally adopted in the agreements with our network service providers is based on the General Price Index (Índice Geral de Preços), or IGP. In 2020, the sharp increase of the IGP-M and IGP-DI inflation indexes (indexes which contrary to the IPCA – the inflation index chosen by the Brazilian Central Bank for purposes of adopting inflation-targeting measures – captures inflation recorded in certain non-end-consumer economic sectors that experienced a significant rise in prices in 2020 (like commodities)) led to one of our network service providers with a significant market share in SMS messages volume to notify us of an approximately 28% increase in its fees in 2021. We also have an IGP annual adjustment provision in our contracts with customers to mitigate potential impacts, although the dates of our adjustments may differ. We may have to absorb increases in our cost of services or cancel the agreements with customers who are not willing to accept any such increase in cost. For further information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— If we are not able to increase our fees or to pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings––Administrative Proceedings.”

In light of the current concentration of our business in Brazil, our revenues generated and costs incurred are primarily in Brazilian reais, our reporting and functional currency. In addition, as we (1) have and historically had little exposure to indebtedness in a currency that is not the Brazilian real and (2) do not have material commitments with suppliers in U.S. dollars (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”), we believe that the recent volatility in the Brazilian exchange rate  — the exchange rate reported by the Brazilian Central Bank was R$5.158 per US$1.00 on May 09, 2024, from R$4.841 per US$1.00 on December 31, 2023, R$5.218 per US$1.00 on December 31, 2022 and R$5.5805 per US$1.00 on December 31, 2021 — had no material adverse effect on our historical results of operations, financial condition and liquidity.

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

The table below shows Brazil’s GDP growth, inflation, interest rates, dollar exchange rates and the appreciation (devaluation) of the real against the dollar for the indicated periods:

	As of December 31,
	2023	2022	2021
Real GDP growth (contraction)(1)	2.9%	2.9%	4.6%
Inflation (IGP-M)(2)	(3.2)%	5.5%	17.8%
Inflation (IGP-DI)(2)	4.5%	5.0%	17.7%
Inflation (IPCA)(3)	4.6%	5.8%	10.1%
CDI(4)	13.0%	12.4%	4.4%
TJLP(5)	7.1%	6.8%	5.3%
Brazilian base interest rate (SELIC)	11.8%	12.4%	9.25%
Appreciation (depreciation) of the real against the U.S. dollar	(7.2)%	(6.4)%	(7.46)%
Exchange rate (R$ per US$1.00) at the end of the period(6)	4.841	5.218	5.576

Sources: FGV, IBGE, Brazilian Central Bank and Economática.

(1)	As presented by the Brazilian Central Bank. Estimate for 2023
(2)	Accumulated for the years ended December 31, 2023, 2022 and 2021. Inflation (IGP-M) is the general market price index measured by the FGV while IGP-DI is a price index measured by the FGV with respect to prices that directly affect the economic activity of the country, except exports.
(3)	Accumulated for the years ended December 31, 2023, 2022 and 2021. Inflation (IPCA) is a broad consumer price index measured by the IBGE. IPCA is the reference index for the Brazilian Central Bank inflation-targeting system for the country (which means that it is the official inflation measure of the country) and relates to retail trade prices and household expenditures.
(4)	The interbank deposit certificate (Certificado de Depósito Interbancário), or CDI, rate is an average of interbank overnight rates in Brazil.
(5)	Long Term Interest Rates, or TJLP, is the Brazilian long term interest rate. Source CMN (Brazilian Monetary Council). As of January 1, 2018, a new long-term interest rate for loans granted by the Brazilian National Economic and Social Development Bank (BNDES), known as TLP, is in force.
(6)	Selling exchange rate reported by the Brazilian Central Bank.

Selected Operating Data

The following table sets forth summary information regarding certain of our key performance metrics as of the periods indicated:

	As of December 31,
	2023	2022	2021

Active customers(1)(#)	12,929	13,336	11,827
Revenue growth rate(2)	6.7%	23.6%	42.5%
Net Revenue Expansion (NRE) rate for both the CPaaS and SaaS segments(3)	92.4%	107.7%	122.4%

(1)	We believe that the number of our active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	Percentage increase of revenue year-over-year.
(3)	We believe that Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve month period.

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

For further information about our revenue, see note 4(c) to our audited consolidated financial statements.

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

For further information about our cost of services, see note 23 to our audited consolidated financial statements.

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

Financial expenses, net

Net finance expenses, net are comprised of finance expenses and finance income. Finance expenses are comprised of interest expenses (loans, debentures and leases), foreign exchange losses, taxes on financial transactions, losses on derivative instruments and inflation adjustments and other fees related to all financial obligations of the company. Finance income is comprised of interest income on investments and interest income from overdue customers as well as positive results from interest and exchange rate variations, gains with derivative financial instruments and other financial income. For further information about our financial expenses, net, see note 24 to our audited consolidated financial statements.

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

We use the benefit derived from the Lei do Bem (Law No. 11,196/05), aimed at companies that perform research and development (R&D) of technological innovations. This benefit provides tax savings by reducing the income and social contribution tax base by 60% to 80% of our research and development expenditures.

For further information about our income tax and social contribution, see note 25 to our audited consolidated financial statements.

Historical Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2023 and 2022.

	Years ended December 31,
	2023	2022(1)	Variation
	(in thousands of R$)		(%)
Revenue	807,577	756,715	6.7%
Cost of services	(477,035)	(467,803)	2.0%
Gross profit	330,542	288,912	14.4%
Sales and marketing expenses	(109,793)	(119,436)	-8.1%
General and administrative expenses	(128,823)	(147,458)	-12.6%
Research and development expenses	(52,784)	(64,072)	-17.6%
Allowance for expected credit losses	(49,247)	(7,789)	532.3%
Goodwill impairment	-	(136,723)	-
Other income and expenses, net	(606)	(102,424)	-99.4%
Operating loss	(10,711)	(288,990)	-96.3%
Finance expenses	(72,641)	(77,245)	-6.0%
Finance income	28,589	33,423	-14.5%
Financial Expenses, Net	(44,052)	(43,822)	0.5%
Loss before taxes	(54,763)	(332,812)	-83.5%
Deferred income tax and social contribution	202	91,249	-99.8%
Current income tax and social contribution	(6,210)	(1,462)	324.8%
Total Income Tax and Social Contribution	(6,008)	89,787	n.m(2)
Loss of the year	(60,771)	(243,025)	-75.0%

(1)	Reflects consolidation of eight months of Movidesk, as it began to be consolidated since May 2022.
(2)	Not Meaningful.

Revenue

Our revenue increased by R$50,862 thousand, or 6.7%, to R$807,577 thousand in the year ended December 31, 2023, from R$756,715 thousand in the year ended December 31, 2022, mainly as a result of a R$34,458 thousand increase in our SaaS revenues, mainly due to increased revenue from small and medium size customers, and a R$16,404 thousand increase in our CPaaS revenues, mainly due to increased SMS revenues as a result of our focus on increasing volumes with enterprise customers.

Cost of services

Our cost of services increased by R$9,232 thousand, or 2.0%, to R$477,035 thousand in the year ended December 31, 2023, from R$467,803 thousand in the year ended December 31, 2022, mainly as a result of a R$26,817 thousand increase in our SaaS cost of services, mostly attributable to an increase of solutions offered to small and medium size customers, partially offset by a decrease of R$17,585 thousand cost with CPaaS, due to lower cost with SMS provided to customers.

In 2023, we revisited and reclassified the information used by our board of directors to reallocate amounts of amortization of intangible assets acquired in business combinations. Intangible expenses that were previously recorded in the parent entity of the acquiree aligned to the CPaaS segment were reclassified to the SaaS segment to align with the business operations of the acquired entity. As a result of this reclassification, R$52,061 thousand related to amortization of intangible assets were reclassified from the CPaaS segment to the SaaS segment and the previously presented financial statements have been reclassified for consistency of presentation.

Gross profit

As a result of the above, our gross profit increased by R$41,630 thousand, or 14.4%, to R$330,542 thousand in the year ended December 31, 2023, from R$288,912 thousand in the year ended December 31, 2022. As a percentage of our revenue, our gross profit increased to 40.9% in the year ended December 31, 2023 from 38.2% in the year ended December 31, 2022, mainly due to 5.6 percentage point expansion of CPaaS gross margin, partially offset by a decrease of 3.2 percentage point of SaaS gross margin.

Sales and marketing expenses

Our sales and marketing expenses decreased by R$9,643 thousand, or 8.1%, to R$109,793 thousand in the year ended December 31, 2023, from R$119,436 thousand in the year ended December 31, 2022, primarily due to a decrease of R$11,236 thousand in personnel expenses.

General and administrative expenses

Our general and administrative expenses decreased by R$18,635 thousand, or 12.6%, to R$128,823 thousand in the year ended December 31, 2023, from R$147,458 thousand in the year ended December 31, 2022, primarily due to a decrease of R$3,882 thousand in personnel expenses, a decrease of R$3,527 thousand in outsourced services expenses and a decrease of R$3,247 thousand in depreciation and amortization expenses.

Throughout 2023, our management focused on initiatives to cut expenses, which included a reduction in workforce and several other cost-cutting initiatives to preserve cash and Adjusted EBITDA generation.

Research and development expenses

Our research and development expenses decreased by R$11,288 thousand, or 17.6%, to R$52,784 thousand in the year ended December 31, 2023, from R$64,072 thousand in the year ended December 31, 2022, primarily due to a decrease of R$8,129 thousand in personnel expenses.

Goodwill Impairment

There was no goodwill impairment in the year ended December 31, 2023. However, there was in the year ended December 31, 2022, a goodwill impairment expense with regards to our SaaS segment, which amounted to R$136,723 thousand. This impairment was attributable to the combination of a slower-than-expected revenue growth of our SaaS CGU in the context of a challenging macroeconomic scenario and an increased perceived risk resulting in higher discount rate.

Other income and expenses, net

Our other expenses, net decreased by R$101,818 thousand, or 99.4% to an expense of R$606 thousand in the year ended December 31, 2023, from an expense of R$102,424 thousand in the year ended December 31, 2022, mainly as a result of the non-recurrence in 2023 of the same level of expenses related to acquisitions (earn-outs), which amounted to R$98,650 thousand in expenses related to the acquisition (earn-outs) of Movidesk and SenseData in the year ended December 31, 2022.

Financial expenses, Net

Our financial expenses, net increased by R$230 thousand, or 0.5%, to R$44,052 thousand in the year ended December 31, 2023, from financial expenses, net of R$43,822 thousand in the year ended December 31, 2022, as a result of the following:

Finance expenses

Our finance expenses decreased by R$4,604 thousand, or 6.0%, to R$72,641 thousand in the year ended December 31, 2023, from R$77,245 thousand in the year ended December 31, 2022, primarily as a result of the lower average balance of loans, borrowings and debentures, which were paid throughout the year.

Finance income

Our finance income decreased by R$4,834 thousand, or 14.5%, to R$28,589 thousand in the year ended December 31, 2023, from R$33,423 thousand in the year ended December 31, 2022, mainly due to the lower average balance of our cash position throughout the year.

Loss before taxes

As a result of the above, our loss before taxes decreased by R$278,049 thousand, or 83.5%, to R$54,763 thousand in the year ended December 31, 2023, from a loss of R$332,812 thousand in the year ended December 31, 2022.

Total Income Tax and Social Contribution

Our benefit from income tax and social contribution decreased by R$95,795 thousand, to an expense of R$6,008 thousand in the year ended December 31, 2023, from a benefit of R$89,787 thousand in the year ended December 31, 2022, as a result of the following:

 Our deferred income tax and social contribution totaled R$202 thousand in the year ended December 31, 2023, a decrease of R$91,047 thousand, compared to the year ended December 31, 2022 when deferred income tax and social contribution totaled R$91,249 thousand. This decrease in deferred income tax and social contribution is mainly due to goodwill impairment recognized in 2022 and lower provision for compensation or renegotiation from acquisitions recognized in 2023 compared to 2022.

Our current income tax and social contribution in the year ended December 31, 2023 was R$6,210 thousand, an increase of R$4,748 thousand, compared to the year ended December 31, 2022, when current income tax and social contribution totaled R$1,462 thousand, mostly due to higher profit before taxes in our subsidiary Movidesk throughout the year ended December 31, 2023.

Loss of the year

As a result of the above, our loss of the year decreased by R$182,254 thousand, or 75.0%, to a loss of R$60,771 thousand in the year ended December 31, 2023, from a loss of R$243,025 thousand in the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2022 and 2021.

	Years ended December 31,
	2022(1)	2021(2)	Variation
	(in thousands of R$)		(%)
Revenue	756,715	612,324	23.6%
Cost of services	(467,803)	(431,419)	8.4%
Gross profit	288,912	180,905	59.7%
Sales and marketing expenses	(119,436)	(80,367)	48.6%
General and administrative expenses	(147,458)	(154,999)	-4.9%
Research and development expenses	(64,072)	(46,308)	38.4%
Allowance for expected credit losses	(7,789)	(6,303)	23.6%
Goodwill impairment	(136,723)	-	n.m(3)
Other income and expenses, net	(102,424)	60,572	-269.1%
Operating loss	(288,990)	(46,500)	521.5%
Finance expenses	(77,245)	(51,767)	49.2%
Finance income	33,423	32,798	1.9%
Financial Expenses, Net	(43,822)	(18,969)	131.0%
Loss before taxes	(332,812)	(65,469)	408.4%
Deferred income tax and social contribution	91,249	23,313	291.4%
Current income tax and social contribution	(1,462)	(2,490)	-41.3%
Total Income Tax and Social Contribution	89,787	20,823	331.2%
Loss for the year	(243,025)	(44,646)	444.3%

(1)	Reflects consolidation of eight months of Movidesk and full year of D1 and SenseData.
(2)	Reflects consolidation of five months of D1 and two months of SenseData.
(3)	Not Meaningful.

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

Other income and expenses, net

Our other income and expenses, net changed by R$162,996 thousand, or 269.1%, to an expense of R$102,424 thousand in the year ended December 31, 2022, from an income of R$60,572 thousand in the year ended December 31, 2021, as a result of expenses from the effect of the renegotiation of liabilities related to business combinations of R$98,650 thousand related to the acquisition of Movidesk and SenseData recorded in the year ended December 31, 2022, as compared to income from the effect of the renegotiation of liabilities related to business combinations of R$60,970 thousand related to the acquisition of D1 recorded in the year ended December 31, 2021.

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

For the year ended December 31, 2022, the total amount of the APV has been recognized as an additional effect of the renegotiation of the acquisition agreement of Movidesk. Per the amended terms, the remaining payments owed to Movidesk’s former shareholders will be paid in fixed installments subject to accrued interest.

Finance income

Our finance income increased by R$625 thousand, or 1.9%, to R$33,423 thousand in the year ended December 31, 2022, from R$32,798 thousand in the year ended December 31, 2021, mainly due to increase of R$5,714 thousand in the interest on financial instrument in the year ended December 31, 2022, partially offset by a decrease of R$4,309 thousand in foreign exchange gains.

Loss before taxes

As a result of the above, our loss before taxes increased by R$267,343 thousand, or 408.4%, to a loss of R$332,812 thousand in the year ended December 31, 2022, from a loss of R$65,469 thousand in the year ended December 31, 2021.

Total Income Tax and Social Contributio

The total income tax and social contribution benefit in the year ended December 31, 2022 increased by R$68,964 thousand, to a benefit of R$89,787 thousand, from a benefit of R$20,823 thousand in the year ended December 31, 2021, as a result of the following:

Our deferred income tax and social contribution totaled R$91,249 thousand in the year ended December 31, 2022, an increase of R$67,936 thousand, compared to the year ended December 31, 2021 when deferred income tax and social contribution totaled R$23,313 thousand. This increase was mainly due to the increase of R$39,222 thousand in the provision for compensation or renegotiation for acquisitions and R$33,059 thousand due to the reduction in the recoverable value of goodwill.

Current income tax and social contribution in the year ended December 31, 2022 was an expense of R$1,462 thousand, a reduction of R$1,028 thousand, compared to the year ended December 31, 2021, when current income tax and social contribution was an expense of R$2,490 thousand.

Loss for the year

As a result of the above, our loss for the year increased by R$198,379 thousand, or 444.3%, to a loss of R$243,025 thousand in the year ended December 31, 2022 from a loss of R$44,646 thousand in the year ended December 31, 2021.

Non-GAAP Financial Measures for the Years Ended December 31, 2023, 2022 and 2021

	Year ended December 31,
	2023	2023	2022	2021
	(in thousands of US$)(1)	(in thousands of R$)
Non-GAAP Gross Profit(2)	79,029	382,603	332,955	197,890
Non-GAAP Gross Margin(3)	47.4%	47.4%	44.0%	32.3%
Non-GAAP Operating Profit (Loss)(4)	8,541	41,350	(244,947)	16,934
Adjusted EBITDA(5)	15,925	77,096	(77,273)	41,080

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Gross Profit to gross profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Gross Profit.”
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue
(4)	We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations and expenses related to IPO grants. For a reconciliation of Non-GAAP Operating Profit (Loss) to profit (loss), see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Operating Profit (Loss).”
(5)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and amortization, plus expenses related to IPO grants and goodwill impairment. For a reconciliation of Adjusted EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA.

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I. Introduction—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Gross Profit

	Year ended December 31,
	2023	2023	2022	2021
	(in thousands of US$ (1)		(in thousands of R$)

Gross profit	68,275	330,542	288,912	180,905
(+) Amortization of intangible assets acquired from business combinations	10,754	52,061	44,043	16,985
Non-GAAP Gross Profit(2)	79,029	382,603	332,955	197,890
Revenue	166,810	807,577	756,715	612,324
Gross margin(3)	40.9%	40.9%	38.2%	29.5%
Non-GAAP Gross Margin(4)	47.4%	47.4%	44.0%	32.3%

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Gross Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss).”
(3)	We calculate gross margin as gross profit divided by revenue.
(4)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

Reconciliation of Non-GAAP Operating Profit (Loss)

	Year ended December 31,
	2023	2023	2022	2021
	(in thousands of US$)(1)	(in thousands of R$)
Loss for the year	(12,553)	(60,771)	(243,025)	(44,646)
(+) Income tax and social contribution (current and deferred)	1,241	(6,008)	(89,787)	(20,823)
(+) Financial expenses, net	9,099	44,052	43,822	18,969
Operating loss	(2,212)	(10,711)	(288,990)	(46,500)
(+) Amortization of intangible assets acquired from business combinations	10,754	52,061	44,043	16,985
(+) Expenses related to IPO grants(2)	—	—	—	46,449
Non-GAAP Operating Profit (Loss)(3)	8,541	41,350	(244,947)	16,934

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
(3)	We calculate Non-GAAP Operating Profit (Loss) as loss adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations, expenses related to IPO grants. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss).”

Reconciliation of Adjusted EBITDA

	Year ended December 31,
	2023	2023	2022	2021
	(in thousands of US$)(1)		(in thousands of R$)
Loss for the year.	(12,553)	(60,771)	(243,025)	(44,646)
(+) Income tax and social contribution (current and deferred)	1,241	6,008	(89,787)	(20,823)
(+) Financial expenses, net	9,099	44,052	43,822	18,969
(+) Depreciation and amortization	18,137	87,807	74,994	41,131
(+) Expenses related to IPO grants(2)	—	—	—	46,449
(+) Goodwill impairment(3)	—	—	136,723	—
Adjusted EBITDA(4)	15,925	77,096	(77,273)	41,080

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$4.8413 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2023. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
(3)	A goodwill impairment expense with regards to our SaaS segment.
(4)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and amortization, plus expenses related to IPO grants and goodwill impairment. For further information on Adjusted EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Adjusted EBITDA.”

B.           Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments. As of December 31, 2023 and 2022, our cash and cash equivalents amounted to R$63,742 thousand and R$100,243 thousand, respectively. This decrease in cash and cash equivalents reflects mainly the use of cash to pay loans, borrowings and debentures, as well as to pay liabilities acquired through acquisitions, partially offset by the cash generated from operating activities.

As of December 31, 2023, our loans, borrowings and debentures amounted to R$87,796 thousand, of which R$36,191 thousand was current liabilities and R$51,605 thousand was non-current liabilities. As of December 31, 2023, we also had R$134,466 thousand in current liabilities from acquisitions and R$160,237 thousand in non-current liabilities from acquisitions.

In 2022, our management focused on increasing gross profit implementing cost-cutting initiatives, such as the review of our corporate structure, which reduced our workforce by 9% back at the date of the announcement on November 10, 2022 and was in line with the acceleration of the integration of acquisitions. While these actions were instrumental to our improvement of cash generation in 2023, our management remains committed to continue pursuing new operational efficiencies for the next 12 months.

In addition to operational improvements, we concluded renegotiations with our creditors, including banks in respect of short-term debt, debenture holders and holders of other liabilities related to past M&A activity. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our credit facility arrangements contain restrictive and financial covenants that may limit our operating flexibility and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows and “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions—Consummated Acquisitions.”

Also, as announced on February 6, 2024, we concluded several renegotiations with our creditors, including banks and debenture holders. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing Agreements.”

Further, as part of the overall improvement of our liquidity, in February 2024, we and Cassio Bobsin, our founder and CEO, through Bobsin Corp., entered into an investment agreement pursuant to which Bobsin Corp. purchased 8,860,535 of our Class A common shares for an aggregate purchase price of R$50,000 thousand (or US$10,101 thousand). Pursuant to the terms of the investment agreement, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control). The calculation of such investment returns will be linked to the appreciation of our share price over this period of time, and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any.

As a result of these initiatives and the continuous improvement of operating cash flow, our management believes that our existing cash and cash equivalents and the liquidity provided from other sources of funds (including issuance of indebtedness and/or common shares) will be sufficient to meet our anticipated cash needs for both the next 12 months as well as the foreseeable future, and that our debt profile will be adequate vis-à-vis our estimated cash requirements. Nevertheless, our management will strive to continue optimizing our working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. Considering our short-term financial obligations and commitments after giving effect to the abovementioned renegotiations and capital injection, our management expects a cash outlay of R$20,729 thousand for the next 12 months (outflow of R$147,722 thousand and inflow of R$126,993 thousand) mainly for our existing short-term indebtedness, including interest, as they become due and payments due from acquisitions. In order to satisfy such obligations, we expect that continuing growth in revenues and margins will result in an increase in cash flow from operations. Therefore, we believe our working capital and projected cash flows from operations will be sufficient for our requirements for the next twelve months. In addition to generating cash flow from operations, if necessary, we will seek to obtain new sources of financing that will enable us to meet our obligations. As a result of these factors, our management continues to have a reasonable expectation that we will be able to continue our operations in the foreseeable future.

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

As of December 31, 2023, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in thousands of R$)
Net cash from (used in) operating activities	162,547	108,455	(97,260)
Net cash (used in) investing activities	(53,903)	(349,783)	(351,051)
Net cash (used in) from financing activities	(143,766)	(215,845)	935,033
Exchange rate change on cash and cash equivalents	(1,379)	(24,815)	35,530
Net (decrease) increase in cash and cash equivalents	(36,501)	(481,988)	522,252

Net cash from (used in) operating activities

For the year ended December 31, 2023, net cash from operating activities amounted to R$162,547 thousand, an increase of R$54,092 thousand compared to R$108,455 thousand of net cash from operating activities for the year ended December 31, 2022, primarily as a result of:

●	Loss for the year of R$60,771 thousand combined with non-cash expenses, consisting primarily of depreciation and amortization of R$87,807 thousand, allowance for expected credit losses of R$49,247 thousand and others, which amounted to R$73,819 thousand;
●	Net cash from changes in operating assets and liabilities totaling R$39,083 thousand, principally due to an increase in the balance of suppliers of R$82,725 thousand, partially offset by an increase in the trade and other receivables of R$45,218 thousand and increase in employee benefits R$10,904 thousand;
●	Partially offset by payments of interest of R$22,028 thousand over our interest paid on loans and leases from financial institutions, a decrease of R$8,481 thousand compared to R$30,509 thousand in the year ended December 31, 2022.
For the year ended December 31, 2022, net cash from operating activities amounted to R$108,455 thousand, an increase of R$205,715 thousand compared to R$97,260 thousand of net cash used in operating activities for the year ended December 31, 2021, primarily as a result of:

●	Loss for the year of R$243,025 thousand combined with non-cash expenses, consisting primarily of the provision for earn-out and compensation in the amount of R$100,744 thousand, the goodwill impairment of R$136,723 thousand, depreciation and amortization of R$74,994 thousand and others, which amounted to R$68,423 thousand;
●	Net cash from changes in operating assets and liabilities totaling R$70,541 thousand, principally due to an increase in the balance of suppliers of R$107,020 thousand and in prepayments of R$9,084 thousand, partially offset by a decrease in the balance of other assets of R$17,888 thousand and an increase in other liabilities of R$21,872 thousand;
●	Partially offset by payments of interest of R$30,509 thousand over our loans and leases from financial institutions, an increase of R$12,576 thousand compared to R$17,933 thousand in the year ended December 31, 2021.
For the year ended December 31, 2021, net cash (used in) operating activities amounted to R$97,260 thousand, primarily as a result of:
●	Loss for the year of R$44,646 thousand, the outflow of R$53,209 thousand in the net cash used in changes in operating assets and liabilities and outflow of R$19,385 thousand on payments of interest and income tax.
●	Net cash used in changes in operating assets and liabilities, totaled R$53,209 thousand, principally due to: (i) an increase in the balance of accounts receivables, which led to a negative cash flows of R$45,645 thousand, mainly due increase in revenues (ii) an increase in the balance of prepayments and other assets, which led to a negative cash flows of R$31,226 thousand, partially offset by an increase in the suppliers, which led to positive cash flows of R$35,964 thousand; and
●	Payments of interest of R$17,933 thousand and income tax and social contribution of R$1,452 thousand, which generated a net outflow of R$19,385 thousand.

Net cash (used in) investing activities

Net cash (used in) investing activities decreased by R$295,880 thousand, to R$53,903 thousand in the year ended December 31, 2023, from R$349,783 thousand in the year ended December 31, 2022, primarily due to the non-recurrence in the year ended December 31, 2023 of acquisitions of subsidiaries, as compared to R$300,088 thousand in year ended December 31, 2022, related to Movidesk acquisition.

Net cash (used in) investing activities decreased by R$1,268 thousand, to R$349,783 thousand in the year ended December 31, 2022, from R$351,051 thousand in the year ended December 31, 2021, primarily due to a reduction in cash payments related to acquisitions, which amounted to R$300,088 thousand in the year ended December 31, 2022, related to the Movidesk acquisition, as compared to R$326,860 thousand in the year ended December 31, 2021, related to the D1 and SenseData acquisitions.

Net cash (used in) from financing activities

Net cash (used in) financing activities decreased by R$72,079 thousand, to R$143,766 thousand in the year ended December 31, 2023, compared to R$215,845 thousand of net cash (used in) financing activities in the year ended December 31, 2022. This decrease is mainly due to a reduction in payments in installments for acquisition of subsidiaries (in the amount of R$62,999 thousand in the year ended December 31, 2023, compared to R$172,892 thousand in the year ended December 31, 2022).

Net cash (used in) financing activities increased by R$1,150,878 thousand, to R$215,845 thousand in the year ended December 31, 2022, compared to R$935,033 thousand of net cash from financing activities in the year ended December 31, 2021. This negative change is mainly due to the absence of net proceeds from equity offerings in 2022, compared to the receipt of net proceeds in the amount of R$1,031,355 thousand from equity offerings in the year ended December 31, 2021.

Capital Expenditures

Our capital expenditures (consisting of acquisitions of businesses, property and equipment and intangible assets) for the years ended December 31, 2023, 2022 and 2021 amounted to R$55,660 thousand, R$349,783 thousand and R$346,273 thousand, respectively, principally due to:

●	2023: acquisition of intangible assets of R$52,026 thousand, mainly related to development of our solutions in both SaaS and CPaaS.
●	2022: cash payment for acquisitions, net of cash in the aggregate amount of R$300,088 thousand, with respect to Movidesk.
●	2021: cash payment for acquisitions, net of cash in the aggregate amount of R$326,860 thousand, with respect to D1 and SenseData.

As of the date hereof, we expect that our capital expenditures for 2024 will be approximately R$50,000 thousand. We currently expect that these capital expenditures will be funded through our current cash and cash equivalent balance and cash generated in 2024. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.”

Indebtedness

We had total indebtedness consisting of loans, borrowings and debentures in the amount of R$87,796 thousand, R$166,834 thousand and R$208,138 thousand as of December 31, 2023, 2022 and 2021, respectively.

During the year 2023, the financial covenants in our financing agreements with Bradesco, Rizza, Votorantim, Itaú and Banco do Brasil were renegotiated and reviewed to new terms to be applied as of the year 2024. Therefore as of December 31, 2023, we were in compliance with such financial covenants.

As of January 1, 2024, our financing agreements provide for the following financial covenants:

●	Net debt-to-EBITDA ratio, which is measured at the end of each fiscal year. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceeds 2.5x. For purposes of our financing agreements, (i) net debt is defined as gross debt (as such term is defined in the agreements) minus cash, financial investments and short- and long-term financial assets (such as derivatives), and (ii) EBITDA is defined as results (in the twelve months prior to the date of testing) before income tax and social contribution, depreciation and amortization, financial results, non-operational results, equity income from unconsolidated companies and non-controlling shareholder interest, excluding the effects of IFRS 16 – Leases.

●	Cash position higher than R$65,000 thousand as of first quarter of 2024.

As of the date of this annual report, we were in compliance with such financial covenants.

Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default of our other loans.

Financing Agreements

The table below sets forth selected information regarding substantially all of our outstanding indebtedness as of December 31, 2023 and 2022:

		As of December 31,
	Interest rate p.a.	2023	2022
		(in thousands of R$)
Working capital	100% CDI+2.40% to 6.55% and 8.60% to 12.95%	69,667	125,834
Debentures	18.16%	18,129	41,000
Total		87,796	166,834
Current		36,191	89,541
Noncurrent		51,605	77,293

Working Capital

Zenvia Brazil has certain working capital credit facilities with Caixa Econômica Federal, Itaú Unibanco S.A., Banco Votorantim S.A., Banco ABC Brasil S.A., Banco do Brasil S.A., Banco Safra and Banco Bradesco S.A, as described below. These working capital facilities bear interest at rates between 100% CDI+2.40% to 100% CDI+6.55% and 8.60% to 12.95% per annum and mature between June 27, 2023 and May 24, 2025. As of December 31, 2023, the total outstanding amount of the working capital arrangements was R$69,667 thousand.

In June 2020, Zenvia Brazil entered into an agreement with Caixa Econômica Federal for a CCB in the aggregate amount of R$15,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados em duplicatas mercantis representadas por títulos de cobrança bancária) and certain deposits/financial investments (depósitos/aplicações financeiras). Following a one year grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on June 27, 2021 and the last installment due on June 27, 2023. This agreement has been fully repaid.

In October 2020, Zenvia Brazil entered into an agreement with Caixa Econômica Federal for a CCB in the aggregate amount of R$15,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados em duplicatas mercantis representadas por títulos de cobrança bancária) and certain deposits/financial investments (depósitos/aplicações financeiras). Following a one and a half year grace period during which interest is payable, the CCB will be paid in 24 monthly installments with the first installment of principal and interest due on May 3, 2022 and the last installment due on April 1, 2024. This agreement has been fully repaid as of April 1, 2024

In November 2020, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a credit line offered by the Brazilian government through the Fundo Garantidor para Investimentos, or FGI, program in the amount of R$10,000 thousand. Through the FGI program, BNDES guarantees the transaction, aiming to facilitate access to credit lines for businesses. Following a one year grace period during which principal and interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024.

In November 2020, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a credit line offered by the Brazilian government through the FGI program in the amount of R$7,000 thousand. Following a one year grace period during which interest is payable, the CCB will be paid in 36 monthly installments with the first installment of principal and interest due on December 10, 2021 and the last installment due on November 11, 2024. As of December 31, 2023, the total outstanding principal amount under this agreement amounted to R$2,156 thousand.

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,574 thousand for working capital purposes. Following an one year grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025.  As of December 31, 2023, the total outstanding principal amount under this agreement amounted to R$11,073 thousand.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. The last installments of these agreements are payable on August 27, 2024 (R$18,000 thousand) and February 27, 2025 (R$32,000 thousand), respectively. These agreements were renegotiated granting additional six months of grace period, without changing the final installment date. As of December 31, 2023, these agreements have been fully repaid.

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB in the aggregate amount of R$20,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes) and certain deposits/financial investments (depósitos/aplicações financeiras). On December 28, 2023, Zenvia Brazil signed an amendment with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$20,000 thousand, establishing a new amortization schedule comprised of 36 installments, six-months of grace period and 30 installments for payment of  principal amount. The CCB first installment, which includes principal, is due on July 29, 2024 and the last installment on December 28, 2026. As of December 31, 2023, the total outstanding principal amount under this agreement amounted to R$18,889 thousand.

On December 29, 2022, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A., the Itaú 4131 Loan, for a euro-denominated credit facility in the aggregate amount of EU2,497 thousand. The Itaú 4131 Loan bears interest at 5.02% per annum and is guaranteed by a standby letter of credit (Contrato de Prestação de Garantia Internacional), or Standby Letter, issued by Itaú Unibanco S.A., which has been guaranteed by Itaú Unibanco S.A. In addition, on December 29, 2022, Zenvia Brazil entered into a financial derivative instrument (notas de negociação de troca de indexadores) with Itaú Unibanco S.A. to hedge exchange rate variation under the 4131 Loan. The Itaú 4131 Loan was paid following a grace period of eight months, in two monthly installments with the first installment due on September 25, 2023 and the last one due on November 24, 2023, on which date it was fully paid.

On December 28, 2023, Zenvia Brazil entered into an agreement with Banco do Brasil S.A. for a CCB in the aggregate amount of R$30,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes). Following a six-month grace period during which interest is payable, the CCB will be paid in 30 monthly installments with the first installment of principal and interest due on July 27, 2024 and the last installment on December 27, 2026.

Debentures

On May 10, 2021, Zenvia, through its subsidiary D1, issued debentures, not convertible into shares and secured by the fiduciary assignment (cessão fiduciária) of (i) receivables equivalent to two times the amount of the last installment, which are deposited into an escrow account controlled by the debenture holder and (ii) 10% of D1 common shares in the total amount of R$45,000 thousand. This debenture deed was amended on July 30, 2021, September 12, 2022, March 17, 2023, April 17, 2023 and December 18, 2023. Pursuant to the last amendment, the fixed interest rate amounts to 18.16% per annum and the amortization schedule is of 36 monthly installments, the first of which was due on January 30, 2024 and the last installment is due on December 30, 2026.

As of the first quarter of 2024, debenture holders may declare early maturity of D1’s debt if, pursuant to our quarterly earnings release or consolidated financial statements, our cash and cash equivalents balance falls below R$65,000 thousand.

C.Research and Development, Patents and Licenses, etc.

We have significant expenses in research and development, which combined with our M&A strategy, allow us to increase our value offer by providing services designed to simplify the way that businesses connect with their end-consumers. In the years ended December 31, 2023, 2022 and 2021, our research and development expenses totaled 6.5%, 8.5% and 7.6%, respectively, as a percentage of our revenues.

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

For instance, we expect that customer experience will continue to be a major differentiator, with an increasing adoption of artificial intelligence in customer services. In addition, we believe that companies in our industry will use more artificial intelligence in their products and solutions to increase their value offering. see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— If we fail to anticipate and adequately respond to rapidly changing technology, evolving industry standards, changing regulations, and changing consumer trends, requirements or preferences, our products from both the SaaS and CPaaS segments may become less competitive, which may adversely affect our sales.”

The market for securities offered by companies with significant operations in Brazil is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. Interest rates have increased rapidly in the United States in the years ended December 31, 2022 and 2023. The U.S. Federal Reserve increased interest rates in the United States to a target range of 5.25%-5.50%. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies operating in emerging market economies like us could find it more difficult and expensive to borrow capital and refinance existing debt. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

During the last couple of years, our customers and suppliers continued to face persistent macroeconomic challenges associated with several factors, such as rising interest rates; rising inflation; global supply chain constraints; changes in foreign currency exchange rates; recession concerns; and geopolitical uncertainty. We believe the aforementioned factors may impact our industry and financial markets during 2024, and potentially beyond, which may result in customers across several industries to reduce, or delay deployment of, spending budgets. On the other hand, as modern-day society has become increasingly dependent on usage of voice and messaging services for communication needs, we believe there will be increased strain on and demand for communications infrastructure, including our products, which may be positive for us but will require us to make additional investments, the availability of which may be limited. For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry.”

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations.”

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

When we acquire businesses, we allocate the purchase price to the tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies, market information and historical experience. These estimates can include, but are not limited to:

●	the time and expenses that would be necessary to recreate the asset;
●	the profit margin a market participant would receive;
●	cash flows that an asset is expected to generate in the future; and
●	discount rates.

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being one operating segment. We had two reportable segments (SaaS and CPaaS) for the period ended December 31, 2023 and 2022 and we had one reportable segment for the reportable period ended December 31, 2021.

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

The key assumptions used in the estimation of the value are set out below. The values assigned to the key assumptions represent our management’s assessment of future trends in the relevant markets in which CGUs operate and have been based on historical data from both external and internal sources.

	2023	2022	2021
Consolidated
Weighted average annual revenue growth	—	—	38.10%
Weighted average annual growth of variable cost	—	—	30.29%
Weighted average cost of capital (WACC)	—	—	14.73%
Growth in terminal value	—	—	5.00%

CPaaS CGU
Weighted average annual revenue growth	19.37%	3.55%	—
Weighted average annual growth of variable cost	20.06%	(4.51)%	—
Weighted average cost of capital (WACC)	15.69%	15.44%	—
Growth in terminal value	3.50%	3.25%	—

SaaS CGU
Weighted average annual revenue growth	25.87%	36.86%	—
Weighted average annual growth of variable cost	15.88%	22.94%	—
Weighted average cost of capital (WACC)	15.69%	15.44%	—
Growth in terminal value	5.00%	3.25%	—

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2023, the estimated recoverable amount exceeded its carrying amount by R$802,300 thousand in CPaaS CGU and R$365,586 thousand in SaaS CGU; therefore, there is no provision for impairment to be recognized. This result is attributable to CPaaS CGU improved projections compared to 2022, mainly driven by its competitiveness in comparison to its competitors and the revenue growth based on the progress made on the integration of the companies’ products and services.

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, we recognized an impairment of R$136,723 thousand in SaaS CGU that reduced the book value of goodwill of this CGU to its recoverable amount. This impairment is attributable to the combination of a slower-than-expected revenue growth of our SaaS CGU in the context of a challenging macroeconomic scenario and an increased perceived risk resulting in higher discount rate. No goodwill impairments were identified on the CPaaS CGU. There were no impairment loss recorded for intangible asset or goodwill for the year ended December 31, 2021.

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

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2023, there is no provision for impairment to be recognized. This result is attributable to CPaaS CGU improved projections compared to 2022, mainly driven by its competitiveness in comparison to its competitors and the revenue growth based on the progress made on the integration of the companies’ products and services.

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2022, we recognized R$136,723 thousand in goodwill impairment in SaaS CGU that reduced the carrying value of goodwill of this CGU to its recoverable amount. No goodwill impairments were identified on the CPaaS CGU.

There were no impairment expenses recorded for intangible asset and goodwill for the years ended December 31, 2021.

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

An impairment loss on these assets is recognized when our internal studies indicate that the future use of these assets is not probable.

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
A.Directors and Senior Management

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

Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders that appoints such director, or, if no term is fixed on the appointment of the director, until the earlier of his death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association.

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Cassio Bobsin	43	Chairman
Jorge Steffens	58	Board member
Paulo Sergio Caputo	64	Board member
Eduardo Aspesi†	64	Board member
Piero Lara Rosatelli	38	Board member
Ana Dolores Moura Carneiro de Novaes†	62	Board member

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

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Cassio Bobsin	43	Chief Executive Officer
Shay Chor	47	Chief Financial Officer
Lilian Lima	56	Chief Technology Officer
Katiuscia Alice Teixeira	33	Chief People Officer
Gilsinei Hansen	50	Chief Revenue Officer
Marcelo Wakatsuki	48	Chief Marketing Officer

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

Gilsinei Hansen. Mr. Hansen is our Chief Revenue Officer since May 2024. Mr. Hansen has over 25 years of experience in software companies, including previous senior executive roles at Datasul, Totvs, Linx and Stone. Mr. Hansen holds a degree in business administration and graduate degrees in production engineering and marketing from the Universidade da Região de Joinville. He also holds an Master in Business Administration focused in marketing and communication from the Universidade do Desenvolvimento do Estado de Santa Catarina.

Marcelo Wakatsuki. Mr. Wakatsuki is our chief marketing officer. Mr. Wakatsuki joined Zenvia from DiDi, the parent company of 99, 99Food, and 99Pay, where he was Senior Director, responsible for Global Customer Experience Strategy and Management for three business lines across 17 countries on five continents. Prior to that, he worked as Senior Director, Country Leader for Financial Services for Alvarez & Marsal, a leading global consulting and turnaround management firm. Mr. Wakatsuki also served in leadership positions at Deloitte and MasterCard, where he was responsible for business development and identifying growth opportunities. Mr. Wakatsuki holds a bachelor’s degree in industrial and systems engineering from the Georgia Institute of Technology and an MBA from the University of Michigan – Stephen M. Ross School of Business.

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

For the years ended December 31, 2023, 2022 and 2021, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$16.1 million, R$22.0 million and R$28.0 million, respectively, which includes both benefits paid in kind and compensation, considering the shares mentioned below.

In August 2022, we awarded 5,457 Class A common shares for the independent members of our board of directors. At the same date, we have granted 37,592 restricted shares with a vesting period of one year to such independent members.

In August 2023, we awarded 109,395 Class A common shares for the independent members of our board of directors.

Equity Incentive Plans

As a result of our initial public offering, on August 24, 2021, we incurred on R$46,449 thousand in expenses related to cash and share-based payments to certain of our officers and employees, based on the initial public offering price of US$13.00 per Class A common share. This amount included R$45,618 thousand of cash-based payments to certain of our officers and employees as a result of our initial public offering.

Also, in connection with our initial public offering, on August 24, 2021, we granted in total to certain of our officers and employees 43,037 awards of restricted share units and 12,828 awards of performance shares. Such restricted share units and performance shares have been vested.

Long-term Incentive Plan No. 4

On May 4, 2022, our board of directors approved the Long-term Incentive Plan No. 4, or ILP 4, which provides for the grant to its participants of restricted Class A common shares based on the relevant granting methodology.

The participants of ILP 4 are selected by our board of directors within the eligible employees and executives of our group companies, pursuant to the positions set forth in ILP 4.  Upon the voluntary execution of the respective granting agreement, participants under ILP 4 are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in ILP 4, a certain number of restricted shares, calculated based on their position, salary and effective fulfillment of the vesting period.

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) delivering the corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 5 shall not exceed 240,000 and shall be subject to certain trading restrictions.

We have granted participants the right to receive 114,055 restricted shares under ILP 4 in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP 4, except in one instance of advanced payment in the form of a bonus as a result of a participant ending its employment relationship with us. In addition, other participants ended their employment relationship with us, resulting in the forfeiture of the right to receive restricted shares or the reduction of the number of restricted shares based on the vesting period completed so far. As a result and as of the date of this annual report, we estimate that the remaining participants have the right to receive 76,735 restricted shares under ILP 4.

For further information, see note 20 to our consolidated financial statements.

Long-term Incentive Plan No. 5

On February 28, 2023, our board of directors approved the Long-term Incentive Plan No. 5, or ILP 5, which provides for the grant, to its participants, of restricted Class A common shares based on the relevant granting methodology.

The participants of ILP 5 are selected by our board of directors within the eligible employees and officers of our group companies, pursuant to the positions set forth in ILP 5.  Upon the voluntary execution of the respective granting agreement, participants under ILP 5 are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in ILP 5, a certain number of restricted shares, calculated based on their position, salary and effective fulfilment of the vesting period.

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) delivering the corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 5 shall not exceed 2,300,000 and shall be subject to certain trading restrictions.

We have granted participants the right to receive 1,807,094 restricted shares under ILP 5, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP 5, except in one instance of advanced payment in the form of a bonus as a result of a participant ending its employment relationship with us. In addition, other participants ended their employment relationship with us, resulting in the forfeiture of the right to receive restricted shares or the reduction of the number of restricted shares based on the vesting period completed so far. As a result and as of the date of this annual report, we estimate that the remaining participants have the right to receive 1,495,988 restricted shares under ILP 5.

For further information, see note 20 to our consolidated financial statements.

Long-term Incentive Plan No. 6

On January 25, 2024, our board of directors approved the Long-term Incentive Plan No. 6, or ILP 6, which provides for the grant, to its participants, of restricted Class A common shares based on the relevant granting methodology.

The participants of ILP 6 are selected by our board of directors within the eligible employees and officers of our group companies, pursuant to the positions set forth in ILP 6.  Upon the voluntary execution of the respective granting agreement, participants under ILP 6 are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in ILP 6, a certain number of restricted shares, calculated based on their position, salary and effective fulfilment of the vesting period.

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) delivering the corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 6 shall not exceed 2,300,000 and shall be subject to certain trading restrictions.

As of the date of this annual report, we have granted participants the right to receive 1,843,753 restricted shares under ILP 6, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP 6.

For further information, see note 29 to our consolidated financial statements.

C.Board Practices

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

Board Diversity Matrix (As of May 09, 2024)
Country of Principal Executive Offices	Brazil
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	6

Corporate Policies

Our board of directors has adopted (i) an anti-corruption and anti-bribery policy, (ii) an ethics channel and whistleblower policy, (iii) a policy for disclosure of material information, (iv) a policy for trading with Company securities, (v) a related person transaction policy and (vi) an incentive compensation clawback policy. All such corporate policies are publicly available on our website. We intend to disclose future amendments to, or waivers of, our corporate policies on the same page of our corporate website.

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

Policy for Trading with Company Securities

We have adopted written Policies and Procedures to for Trading in Securities, or our Trading Policies, governing the purchase, sale, and other dispositions of our securities by our directors, executive officers and certain employees (and immediate family members and cohabitants thereof), designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and the Nasdaq listing standards.  Such rules are applicable during the term of relationship of any such person with us and for six months following its termination.

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

This policy is meant to supplement, and not replace, the Code of Conduct and sets forth additional requirements.

Incentive Compensation Clawback Policy

On November 29, 2023, our board of directors approved our Incentive Compensation Clawback Policy, intended to recover erroneously awarded incentive-based compensation that is received by executives under performance bonuses and long-term incentive awards such as stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units or other equity-based awards. See Exhibit 97.01 - Incentive Compensation Clawback Policy.

D.           Employees

As of December 31, 2023, we had 1,076 employees, of which 1,051 were based in Brazil, 12 were based in Argentina and 13 were based in Mexico.

As of December 31, 2023, 2022 and 2021, we had 1,069, 1,128 and 1,017 full-time employees, respectively. We also engage third-party consultants as needed to support our operations.

The table below breaks down our total personnel by category of activity as of December 31, 2023.

Activity	Number of Employees as of December 31, 2023	% of Total
Technology	394	37%
Sales / Customer Experience	498	46%
Product / Marketing	38	4%
Financial / Legal	99	9%
Human Resources	47	4%
Total	1,076	100%

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

E.           Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to awards of restricted share units granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation—Equity Incentive Plans.”

F.           Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of the date of this annual report:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of any class of our common shares;

●	each person who is a member of our board of directors and each of our executive officers, individually; and

●	all of the persons who are members of our board of directors and all of our executive officers, as a group.

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

	Common Shares Beneficially Owned				Total Voting Power(1)
	Class A		Class B
	Shares	%(2)	Shares	%(2)%
Major Shareholders
Cassio Bobsin(3)	9,780,060	36.1%	9,578,220	40.5%	40.0%
Oria Zenvia Co-investment Holdings, LP(4)	—	—	7,199,930	30.1%	27.0%
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia(4)	—	—	4,329,105	18.3%	16.4%
Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia(4)	—	—	2,637,670	11.1%	10.0%
Twilio Inc.(5)	3,846,153	14.2%	—	—	1.5%
Tencent Holdings Limited(6)	3,452,776	12.9%	—	—	1.3%
Directors and Executive Officers
Cassio Bobsin(3)	9,780,060	36.1%	9,578,220	40.5%	40.0%
All directors and executive officers as a group(7)	9,975,527	36.8%	9,578,220	40.5%	40.1%

NM = Not meaningful
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to ten votes per common share, whereas holders of our Class A common shares are entitled to one vote per common share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital.”
(2)	Percentage of the specific class of common shares.
(3)	Based on a statement on Schedule 13D filed by Mr. Bobsin and Bobsin Corp. on February 8, 2024, the date of the last available Schedule 13D filed by such persons with the SEC. Mr. Bobsin, a member of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in Bobsin Corp., a corporation formed under the laws of the British Virgin Islands. The business address for Mr. Bobsin is Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.
(4)	Based on a statement on Amendment No. 1 to Schedule 13G filed by Oria Gestão de Recursos Ltda. and others on February 9, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of common shares held of record by Oria Zenvia Co-investment Holdings, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, all investment funds ultimately managed by Oria Gestão de Recursos Ltda., a Brazilian independent asset management firm focused on private equity and venture capital with approximately R$0.6 billion of assets under management. The principal executive office of Oria Gestão de Recursos Ltda. is located at Avenida Paulista, 2,300, Pilotis Floor, Edificio São Luis, São Paulo, SP, Brazil.
(5)	Based on a statement on Schedule 13D filed by Twilio Inc. on August 9, 2021, the date of the last available Schedule 13D filed by such person with the SEC. The address for Twilio Inc. is at 101 Spear Street, First Floor, San Francisco, California 94105.
(6)	Based on a statement on Amendment No. 3 to Schedule 13G filed by TCH Ivory Limited and Tencent Holdings Limited on February 10, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business addresses are at Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands, and 29/F, Three Pacific Place, No 1, Queen’s Road East, Wanchai, Hong Kong, respectively. Consists of common shares held directly by TCH Ivory Limited, wholly-owned subsidiary of Tencent Holdings Limited.
(7)	Other than Cassio Bobsin, a member of our board of directors and our chief executive officer (see note 3 above), none of our directors or executive officer hold more than 1% of our issued and outstanding Class A common shares. Please (see “Item 6. Directors, Senior Management and Employees B. Compensation – Equity Incentive Plans”) for more information.

For more information, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital” and note 20 to our consolidated financial statements.

Registration Rights Agreement

We entered into a registration rights agreement, or the Registration Rights Agreement, with the following of our shareholders: Bobsin LLC (an affiliate of Cassio Bobsin, thereafter succeeded by Bobsin Corp), Oria Zenvia Co-Investment Holdings, LP, Oria Tech Zenvia Co-Investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia (our “Pre-IPO Shareholders”).

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

On March 22, 2024, we amended and restated our Registration Rights Agreement (such Registration Rights Agreement, as amended, the “Amended and Restarted Registration Rights Agreement”) to provide that, with respect to the allocation available to Pre-IPO Shareholders in any underwritten offering associated with the exercise of (i) a demand registration and (ii) a piggyback registration (a) Oria Zenvia Co-Investment I, Oria Tech Zenvia FIP and Oria Tech FIP I and (b) Bobsin Corp. shall have the right to allocate the same number of registrable securities. See Exhibit 4.01 - Amended and Restarted Registration Rights Agreement.

B.           Related Party Transactions

In the ordinary course of business, we and our subsidiaries enter into and expect to continue to enter into intercompany commercial transactions with entities of our group for the acquisition and lease of equipment, provision of services, right of use and cost sharing arrangements.

On July 29, 2021, we sold to Twilio, 3,846,153 of our Class A common shares in a concurrent private placement, exempt from registration under the Securities Act, at a price per Class A common share of US$13.00, which was equal to the price per Class A common share in our initial public offering. In the context of this sale, Bobsin LLC (an affiliate of Cassio Bobsin), Oria Zenvia Co-investment Holdings, LP, Oria Tech Zenvia Co-investment — Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia granted Twilio a right of first offer  for their Class B common shares (which would be converted to Class A Common Shares resulting from the consummation of any such transaction) in the event of certain proposed transfers of shares by such shareholders that result in a change of our control. Twilio’s right of first offer is exercisable only to the extent that it holds an amount of shares corresponding to at least two thirds of the amount of Class A common shares it agreed to purchase under the private placement concurrent with our initial public offering at the time it receives a notice from any such shareholder about its intention to effect a transfer subject to the terms of the right of first offer agreement.

Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network – Zenvia contributing its CX communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route application-to-person messaging (A2P messages) and voice calls originating from Twilio’s customers and Twilio reciprocally agreed to process and route A2P messages and voice calls originating from our customers, which is essentially a transaction between us and Twilio for the reimbursement of SMS cost.  As of December 2023, we had R$89,594 thousand in trade and other payables with Twilio. For the year ended December 31, 2023, we have recognized in profit or loss the total of R$9,745 thousand (in 2022, this was R$2,016 thousand) through financial discounts about prepayment reimbursement of SMS costs.

Also, we issued in February 2024 8,860,535 Class A common shares that were acquired by Cassio Bobsin, our founder and CEO, representing a total investment of R$50,000 thousand.

For further information, see “Item 4. Information on the Company—A. Our History —Initial Public Offering and Concurrent Private Placement and Recent Equity Raise.”

Furthermore, with respect to the compensation arrangements with directors and executive officers see “Management— Compensation of Directors and Officers” and “Item 6. Directors, Senior Management and Employees— B. Compensation—Equity Incentive Plans.”

See note 28 to our audited consolidated financial statements for a description of our related party transactions.

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

Agreements relating to Our Common Shares

Registration Rights Agreement

We entered into a Registration Rights Agreement with substantially all of our pre-IPO shareholders.  See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders ⸻ Registration Rights Agreement.”

Agreements with Our Executives

Our independent directors and our executive officers (including Mr. Cassio Bobsin) have entered into service agreements with us, certain of which provide for notice of termination periods and restrictive covenants, including with respect to confidentiality, non-compete and exclusivity.

Relationships with Our Directors and Executive Officers

Mr. Cassio Bobsin, a member of our board of directors and our chief executive officer, indirectly holds 38.11% of our common shares (and 40.02% of the voting power of our outstanding common shares) through Bobsin Corp. See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders.”

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

As of December 31, 2023, we recorded provisions in connection with legal and administrative proceedings based on probable loss in an aggregate amount of R$42,207 thousand. However, legal and administrative proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases result in a judgment against us in any reporting period for amounts that exceed our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Tax Proceedings

As of December 31, 2023, we were party to 40 tax proceedings. In general, the main claims sought in these proceedings relate to (i) the disallowance of ISS tax as part of our basis for calculation of PIS/COFINS tax contributions, (ii) ISS tax assessment on our commercialization and sale of value added services regarding the integration between network service providers and our customers for SMS message traffic in the amount of R$39,855 thousand for which we have recorded a provision in the same amount, (iii) administrative claims in the amount of R$40,640 thousand related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from our acquisition of Kanon Serviços em Tecnologia da Informação Ltda. from Spring Mobile Solutions Inc., or Spring, for which we have not recorded a provision as the chance of loss under this proceeding was considered possible, (iv) administrative claim in the amount of R$23,161  thousand, related to a fine imposed by the tax authority of the city of Porto Alegre related to differences in the classification of SMS messages traffic (the tax authority understands they should be classified as marketing and publicity agency instead of software licensing), for which we have not recorded provision as the chance of loss under this proceeding was considered possible, and (v) judicial proceedings seeking a less burdensome overall tax regime and mainly addressing the reduction of the tax calculation basis levied on the provision of services, for which we have not recorded a provision, considering the associated risk of loss is not deemed probable.

Administrative Proceedings

As of December 31, 2023, we were plaintiffs in 2 (two) administrative proceedings for which we have not recorded a provision. Those proceedings were initiated in August 2021 and March 2022 before ANATEL against tier 2 network service providers, respectively, Algar Celular S/A and TIM S/A. In general, we sought ANATEL for the establishment of standardized prices for SMS messages and challenging the adequacy of the use of broader inflation indexes for monetary adjustments in agreements with network service providers that are not telecommunication sector indexes. We are challenging what we believe are anti-competitive practices and abusive price increases. Currently, in the Algar case we are awaiting for a final decision of ANATEL, while in the case related to TIM we are awaiting for the definitive filing in response to the order indicating that the purpose of the process has been achieved. For more information regarding our commercial relationship and agreements with network service providers, see “Item 10. Additional Information—Material Contracts.” See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— If we are not able to increase our fees or to pass fee increases from network service providers or developers of IP-based messaging services to our customers, our operating margins may decline” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Macroeconomic Environment.”

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

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information with respect to taxes, see “Item 10. Additional Information—E. Taxation—Certain Cayman Islands Tax Considerations.”

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                   THE OFFER AND LISTING

A.           Offer and Listing Details

Our common shares have been listed on the Nasdaq Capital Market since July 23, 2021 under the symbol “ZENV.” Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the Nasdaq Capital Market for our Class A common shares through May 09, 2024.

Price History of Our Class A Common Shares

The tables below set forth the high and low closing sales prices for our Class A common shares on the Nasdaq Capital Market for the periods indicated.

	Nasdaq
	US$ per Class A Common Share
	High	Low
Year
2021	19.00	6.79
2022	7.54	1.13
2023	1.40	0.67
2024 (through May 09, 2024)	2.85	1.06

Source: Factset

	Nasdaq
	US$ per Class A Common Share
	High	Low
Quarter
First Quarter 2023	1.39	0.83
Second Quarter 2023	0.99	0.67
Third Quarter 2023	1.12	0.69
Fourth Quarter 2023	1.40	0.93
First Quarter 2024	2.66	1.06
Second Quarter 2024 (through May 09, 2024)	2.85	1.96

Source: Factset

	Nasdaq
	US$ per Class A Common Share
	High	Low
Month
October 2023	1.26	0.93
November 2023	1.40	1.04
December 2023	1.24	0.97
January 2024	1.24	1.06
February 2024	2.20	1.12
March 2024	2.66	1.93
April 2024	2.85	2.07
May 2024 (through May 09, 2024)	2.32	1.96

Source: Factset

On May 16, 2023, we received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, based upon the closing bid price of our Class A common shares for the 30 previous consecutive business days, we were no longer compliant with Nasdaq’s minimum bid price requirement of US$1 per share, or the Minimum Bid Price Requirement, as set forth by Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). Such notice had no immediate effect on the listing of or Class A common shares, which continued to trade uninterrupted and our operations were not affected by the receipt thereof. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were provided with an initial 180-calendar day period, ending on November 13, 2023, to regain compliance with the Minimum Bid Price Requirement.

On September 22, 2023, we received a new notification letter from Nasdaq confirming that we had regained compliance with the Minimum Bid Price Requirement. We are now in compliance with all applicable listing standards and our Class A common shares will continue to be listed and traded on the Nasdaq Capital Market.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made, or by a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

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

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay whatsoever caused in mail reaching the forwarding address.

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

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

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

C.            Material Contracts

On September 17th, 2019, our subsidiary, MKMB Soluções Tecnológicas Ltda., or MKMB, entered into an agreement with Facebook, Inc., or Facebook, for Facebook to provide us with the WhatsApp Business Solution, which we, in turn, offer to our business customers. Pursuant to the terms of the agreement and depending on the number of messages sent to or from countries and regions, we pay certain fees, including taxes and levies, according to a price list established by Facebook. The agreement is valid for an indeterminate period of time, unless either party terminates the agreement upon 30 days’ prior written notice in accordance with its terms.

On August 10th, 2021(with retroactive effects to April 4th, 2021), we entered into an agreement with Claro S.A., or Claro, for Claro to provide us with SMS and business intelligence services. We pay a monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement is valid for a period of three years from its date of execution and subject to automatic renewal for the same period of time, unless either party provides 90 days’ prior written notice of the intention to not seek renewal.

On August 17th, 2023 (with retroactive effects to June 1st, 2023), we entered into a new agreement with Tim S.A., or TIM, for TIM to provide us with SMS and technical management services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement is valid until May 31st, 2024, and subject to one automatic renewal for a new 12-month period, unless either party provides 30 days’ prior written notice of the intention to not seek renewal. On November 25th, 2021 (with retroactive effects to August 1st, 2021), we also entered into an agreement with Tim to provide us with rich communication services (RCS) services, for which we pay a per usage price. On October 24th, 2022 (with retroactive effects to August 1st, 2022), we amended this agreement to extend its term until August 1st, 2023, being subject to automatic renewal for a new 12-month period, unless either party provides 30 days’ prior written notice of the intention to not seek renewal.

On November 30th, 2021(with retroactive effects to October 1st, 2021), we entered into an agreement with Telefonica Brasil S.A., or Vivo, for Vivo to provide us with SMS and RCS services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance and we pay a per usage price on the RCS services. The agreement is valid until March 31, 2025, and subject to automatic renewal for additional periods of 48 months, unless either party provides 30 days’ prior written notice of the intention to not seek renewal. On February 9th, 2022, we amended this agreement to reflect new commercial terms with effect from April 1st, 2022, regarding the modification of the monthly SMS package contracted, according to item 4.1 of Annex Model I – Commercial Model. On May 15th, 2023 (with retroactive effects to January 1st, 2023), we entered into a second amendment to reflect special commercial terms to part of Vivo´s portfolio, for the period between January 1, 2023 and February 28, 2023.

For information concerning certain other contracts important to our business, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions.”

D.            Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.            Taxation

Certain Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Certain United States Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common shares. This discussion deals only with Class A common shares that are held as capital assets by a U.S. Holder (as defined below).

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to an investor if such investor is subject to special treatment under the U.S. federal income tax laws, including if such investor is:

●	a dealer or broker in securities or currencies;

●	a financial institution;

●	a regulated investment company;

●	a real estate investment trust;

●	an insurance company;

●	a tax-exempt organization;

●	a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

●	a trader in securities that has elected the mark-to-market method of accounting for its securities;

●	a person liable for alternative minimum tax;

●	a person who owns or is deemed to own 10% or more of all of our outstanding shares of stock (by vote or value);

●	a partnership or other pass-through entity for U.S. federal income tax purposes;

●	a person required to accelerate the recognition of any item of gross income with respect to our Class A common shares as a result of such income being recognized on an applicable financial statement; or

●	a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partnership or partner of a partnership holding our Class A common shares, such investor should consult its tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to investors in light of such investors’ particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. If an investor is considering the purchase of our Class A common shares, the investor should consult its own tax advisors concerning the particular U.S. federal income tax consequences to it of the purchase, ownership and disposition of our Class A common shares, as well as the consequences to it arising under other U.S. federal tax laws (such as estate and gift tax laws) and the laws of any other taxing jurisdiction.

Except as specifically noted below under “—Passive Foreign Investment Company,” the following discussion assumes we are not, and will not be, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

Taxation of Dividends

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

Any dividends that an investor receives (including any withheld taxes) will be includable in such investor’s gross income as ordinary income on the day actually or constructively received by such investor. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A common shares, which are listed on the Nasdaq, are readily tradable on an established securities market in the United States. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in the United States in later years. In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid to an investor in a currency other than U.S. dollars will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the investor, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, the investor generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.  If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, the investor will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

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

Distributions of Class A common shares, or rights to subscribe for Class A common shares, that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

Passive Foreign Investment Company

In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

If we are a PFIC for any taxable year during which an investor holds our Class A common shares, such investor could be subject to additional U.S. federal income taxes on gain recognized with respect to our Class A common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which an investor holds our Class A common shares, we would generally continue to be treated as a PFIC with respect to such investor for all subsequent years during which such investor holds the Class A common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, an investor can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such investor’s Class A common shares had been sold on the last day of the last taxable year during which we were a PFIC.

Investors will generally be required to file IRS Form 8621 if they hold our Class A common shares in any year in which we are classified as a PFIC. Investors are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding Class A common shares if we are considered a PFIC in any taxable year, including the potential availability and effect of any elections which would provide for alternative treatment.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against an investor’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report information relating to our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the Class A common shares. Investors are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Class A common shares.

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

J.            Annual Report to Security Holders

Not applicable.

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

See note 27.2 to our audited consolidated financial statements for further information.

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

We conducted a sensitivity analysis of the interest rate risks to which our financial investments and loans are exposed as of December 31, 2023. For this analysis, we adopted as a probable scenario for the future interest rates of 12% for the CDI rate. When estimating an increase or decrease in current interest rates for the period of one year by 25% and 50%, interest income and interest expenses, net, would be impacted as follows:

	Balance as of December 31, 2023	Risk	Scenario I (Probable)	Scenario II	Scenario III
	(in thousands of R$)		(in thousands of R$, except percentages)
Financial investments	33,689	Decrease of CDI	10,173	7,630	5,087
			9.00%	6.75%	4.50%
Loans, borrowings and debentures(1)	87,796	Increase of CDI	12,507	15,634	18,761
			9.00%	6.75%	4.50%

(1) Debentures have a fixed interest rate of 18% and are not impacted by CDI variation.

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

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in internal control over financial reporting as described in “B. Management’s Annual Report on Internal Control Over Financial Reporting” below, as of December 31, 2023, our disclosure controls were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and based on this assessment, our management has concluded that, as of December 31, 2023, our internal controls over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As part of our assessment, we identified material weaknesses in our internal controls over financial reporting as of December 31, 2023 related to (i) the ineffective design, implementation and operation of internal controls over revenue recognition business process, and (ii) aggregation of control deficiencies with respect to ineffective design and operation of user access application domain, which is a sub-process pertaining to general information technology controls, or GITCs.

These material weaknesses did not result in a material misstatement to our consolidated financial statements.

Remediation Plan and Actions

In response to the management's assessment of the effectiveness of our internal controls system, several action plans have been developed and are already being executed with the objective of implementing automatic routines for data integration between systems, simplifying the number of platforms and ERPs involved in our business processes, increasing the formalization of management review controls, among others.

For instance, we have designed and began execution of action plans in order to improve our control environment regarding the control deficiencies identified throughout the activities of the revenue recognition and user access application sub-processes including: reassessment of the related risk and control matrices, design and implementation of new control activities and processes, release of policies and procedures, improvement of the internal controls to provide additional levels of review and approval and enhancement of control activities documentation.

Although we have been implementing improvements in our internal controls over financial reporting since the beginning of 2023 (see “Item 15. Controls and Procedures - D. Changes in Internal Control Over Financial Reporting) and expect to complete the remediation activities in the shortest period possible, we cannot assure that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Certain Risks Relating to Our Business and Industry — Material weaknesses in our internal control over financial reporting have been identified. If we are unable to remedy such material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

C.           Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D.           Changes in Internal Control Over Financial Reporting

As reported in our annual report on Form 20-F for the fiscal year ended December 31, 2022, our management identified a material weakness in our control over financial reporting related to the ineffective implementation and operation of GITCs, in the areas of user access and program change management over information technology systems that support the financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs.

As part of our commitment to improve our control environment, as of the date of this annual report for the year ended December 31, 2023, we have implemented an extensive remediation plan with respect to the material weakness aforementioned, including designing, implementing and assessment of related internal controls. As a result, we concluded that we have remediated the majority of the previously identified control deficiencies related to the ineffective implementation and operation of GITCs, reaffirming our pledge with the continuous enhancement of our governance and controls environment. However, some deficiencies covering user access application controls related to the acquired companies information systems and SAP software have been still identified during our internal controls assessment. Also, these deficiencies have been classified as a material weakness due to the fact that they are pervasive and affect the business process controls that are dependent on the corresponding ERP.

With the exception of the changes listed in this item 15, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes Ltda, our predecessor independent registered public accounting firm, and Ernst & Young Auditores Independentes S.S Ltda., our current independent registered public accounting firm, for the years indicated. Our independent registered public accounting firms were Ernst & Young Auditores Independentes S.S. Ltda. and KPMG Auditores Independentes Ltda for the years ended December 31, 2023 and 2022, respectively.

	Year Ended December 31,
	2023	2022
	(in R$ millions)
Audit fees(1)	0.6	0.8
Audit-related fees(2)	—	0.1
Tax fees	—	—
All other fees	—	—
Total fees	0.6	0.9

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of statutory financial statements of subsidiaries; and audit of financial statements of subsidiaries.
(2)	Audit related-fees include fees for the preparation and issuance of consent letters in connection with Form S-8 registration statements.

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

ITEM 16F.              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)              Dismissal of Former Independent Registered Public Accounting Firm

Effective as of May 31, 2023, we appointed of Ernst & Young Auditores Independentes S.S. Ltda., or Ernst & Young, as our independent registered public accounting firm, succeeding KPMG Auditores Independentes Ltda., or KPMG. KPMG’s dismissal and replacement by Ernst & Young as our independent registered public accounting firm was made after careful consideration and evaluation process and was approved by our audit committee and board of directors.

KPMG served as our independent registered public accounting firm since the fiscal year ended December 31, 2014. The reports of KPMG on our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our two fiscal years ended December 31, 2022 and in the subsequent interim period up to May 30, 2023, in connection with the audit of our consolidated financial statements, there had been no: (1) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference thereto in their reports on the consolidated financial statements for such periods, and (2) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that KPMG advised us and our audit committee of a material weakness for the year ended December 31, 2022 related to ineffective implementation and operation of GITCs in the areas of user access and program change-management over information technology systems that support the financial processes, which resulted in business process controls that are dependent of the affected GITCs.

(b)              Appointment of New Independent Registered Public Accounting Firm

During our two fiscal years ended December 31, 2022 and in the subsequent interim period up to May 30, 2023, neither us nor anyone acting on our behalf has consulted with Ernst & Young regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

●	Nasdaq Rule 5605(e)(1), which requires that a company have a nomination committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.

●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
125

ITEM 16H.              MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.                DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.                INSIDER TRADING POLICIES

     Not applicable.

ITEM 16K.               CYBERSECURITY

We have established and maintained an Information Security Management System (ISMS), based on internationally recognized frameworks, especially NIST and ISO 27001, to analyze, identify and manage information security risks that could potentially compromise the confidentiality, integrity and availability of our information systems, as well as the information stored within them.

Through our risk management process, we routinely and continuously assess the effectiveness of security controls. This assessment encompasses policies, processes, and technological controls that may mitigate the likelihood of cybersecurity threats occurring or the severity of their impact. Additionally, our information security team engages in various activities, including application/system security analysis, vulnerability analysis, information security architecture assessments, routine control maturity assessments, penetration testing, information security incident management, and auditing. These activities contribute to our centralized risk management process.

All stages of the information security risk management process are conducted internally by experienced professionals who are qualified and trained in relation to information security risk management, including systems architecture, network protocols, infrastructure and forensics. External consultants are only engaged in specific situations, such as the applications for new certifications or applying penetration tests.

In terms of risk process management, we have implemented a methodology grounded in frameworks such as COSO (Committee of Sponsoring Organizations of the Treadway Commission) and ISO 31000 (International Organization for Standardization - Risk Management). These frameworks provide normative guidance on effective assessment, monitoring, and mitigation practices for risks and internal controls. Ultimately, this methodology empowers us to categorize identified risks, offering insights for prioritization and appropriate treatment aligned with the potential impact on our business operations.

All identified risks are systematically cataloged and managed by the Information Security and Privacy Commission, composed of our chief technology officer, our non-executive security officer, our infrastructure manager, our site reliability engineering manager, our non-executive engineering officer, our non-executive product officer, our internal controls manager, our legal manager, our human resources manager, as well as our information security and cybersecurity technical leaders, which plays a crucial role in overseeing and governing our cybersecurity risk management processes. This commission is composed of leaders from various departments, including infrastructure, engineering, product, internal controls, legal, and human resources, in addition to information security and cybersecurity teams.

An Information Security and Privacy Commission meeting occurs monthly, and members actively engage in discussions related to information security and data privacy issues, with a particular emphasis on cybersecurity risks and their implications for our operations.

The commission's agenda encompasses a range of activities, including regular assessments of our cybersecurity policies and processes, analyses of significant changes to our products, presentations on eventual pertinent cybersecurity incidents and monitoring of key information security maturity indicators.

Additionally, we undertake certain initiatives to prevent potential cybersecurity incidents, such as implementing Security and Privacy By Design framework based practices in new products and projects. This involves validating various security and privacy aspects during the planning, architectural, development, and implementation phases of each project.

We also evaluate the information security maturity of third-party suppliers to mitigate associated risks. Periodically, every third-party supplier is invited to complete a questionnaire aimed at assessing the level of risk inherent in their engagement. This process involves validating minimum security requirements to ensure their suitability for providing services to us. Our checklist encompasses various security aspects, such as solution development, data storage, and confidentiality. Depending on the identified risk level, a supplier may be prohibited from providing  services to us. Suppliers with lower risk levels have their contracts monitored by the Information Security and Privacy Commission.

In both scenarios, we can proactively identify potential risks, allowing us to mitigate certain cybersecurity risks before the launch of a new product, the completion of a project, or engagement with a new supplier, as necessary.

In terms of organization structure, we adhere to a three lines of defense approach, according to which:

●	Our cyber defense team acts as the first line of defense by managing our security controls and tools, operating our defense tools and monitoring the health of our operation in terms of security, aiming to act preventively or more promptly in case of potential security events;

●	Our information security team acts as the second line of defense, being responsible for defining the company's security guidelines, without operating any security controls, which reduces potential conflicts of interest;

●	The third line of defense comprises internal audit processes overseen by the Internal Controls department, in addition to assessments conducted by independent third-party firms. These evaluations aim to verify the efficacy of our security policies, processes, and tools, ensuring comprehensive validation of our security measures.

Both the cyber defense and information security teams report to a dedicated non-executive officer within our technology department responsible for security. This non-executive officer reports directly to our chief technology officer. Both such officers possess cybersecurity knowledge and skills acquired from over 20 years of work experience in the technology and security industries, leading technology and cybersecurity teams throughout their careers. For more information on our chief technology officer background and experience, please see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management – Executive Officers.”

In conjunction with our Information Security Management System, our cybersecurity incident management process serves as a critical component of our security operations. We have meticulously developed a protocol and conducted comprehensive training for all employees to enable them to promptly report any suspected or confirmed cybersecurity incidents to our dedicated Cybersecurity Incident Response Team, or CSIRT. Reports regarding potential security events or incidents can be channeled directly to the CSIRT via various sources including employees, service providers, customers, and security monitoring or threat intelligence tools.

Subsequently, the process progresses through phases of analysis, identification, containment, eradication, recovery, and culminates in the creation of an information security incident report. Stakeholders are promptly informed, promoting transparent communication, followed by the implementation of necessary improvements and recommendations.

In scenarios where an incident holds significant impact or critical consequences, our CSIRT will promptly escalate the report to the Information Security and Privacy Commission. Furthermore, if a security incident presents a material impact, our dedicated non-executive officer and/or chief technology officer will promptly notify our audit committee, composed of members from our board of directors. This step is crucial as it enables a comprehensive evaluation of the repercussions and the development of effective strategies to prevent future occurrences. It also involves assessing the necessity of disclosing the incident to market stakeholders and regulatory bodies.

Through these comprehensive efforts, we ensure that our organization remains vigilant and proactive in addressing evolving cybersecurity challenges and safeguarding sensitive data.

For additional information about our cybersecurity risks, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Breaches of our networks or systems, or those of our cloud infrastructure providers or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data,” which should be read in conjunction with the information above.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.               EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
1.01

Second Amended and Restated Memorandum and Articles of Association of Zenvia Inc. (incorporated herein by reference to Exhibit 1.01 to the annual report on Form 20-F filed with the SEC on April 28, 2023, File No. 001-40628).

2.01*	Description of Securities registered under Section 12 of the Exchange Act.
4.01*	Amended and Restated Registration Rights Agreement.
4.02#

Facebook Terms for WhatsApp Business Solution Providers between MKMB Soluções Tecnológicas Ltda and Facebook, Inc., dated as of September 17, 2019 (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269).

4.03#†*	English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of November 25, 2021.
4.04†*	English translation of First Amendment to the Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of October 24, 2022.
4.05#†*	English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of August 17, 2023.
4.06#†

English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and Claro S.A., dated as of August 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628).

4.07#†

English translation of Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of November 30, 2021 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628).

4.08*	English translation of First Amendment to Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of February 9, 2022.
4.09#*	English translation of Second Amendment to Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of May 15, 2023.
4.10*	Investment Agreement between Zenvia Inc. and BobsinCorp, dated as of January 31, 2024.
8.01*	List of Subsidiaries.
11.01	Code of Ethics and Conduct of Zenvia Inc. (incorporated herein by reference to Exhibit 14.01 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)
12.01*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.02*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
16.01*	Letter of KPMG Auditores Independentes Ltda.
23.01*	Consent of Ernst & Young Auditores Independentes S.S. Ltda.
23.02*	Consent of KPMG Auditores Independentes Ltda
97.01*	Incentive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

ZENVIA INC.

By:	/s/ Cassio Bobsin
	Name:	Cassio Bobsin
	Title:	Chief Executive Officer

By:	/s/ Shay Chor
	Name:	Shay Chor
	Title:	Chief Financial Officer

Date: May 14, 2024

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Zenvia Inc. as of December 31, 2023, 2022 and 2021

Independent Auditors’ Report on the Financial Statements	F-3
Auditor Name for 2023: Ernst & Young Auditores Independentes S.S. Ltda.
Auditor Firm ID: 1448
Auditor Name for 2022 and 2021: KPMG Auditores Independentes Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 1124
Consolidated statements of financial position at December 31, 2023 and 2022	F-5
Consolidated statements of profit or loss and other comprehensive income	F-6
Consolidated statements of changes in equity	F-7
Consolidated statements of cash flows	F-8
Notes to the Consolidated Financial Statements	F-9

Zenvia Inc.
Consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Zenvia Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Zenvia Inc. and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2023.

São Paulo, Brazil

May 14, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Zenvia Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Zenvia Inc. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ KPMG Auditores Independentes Ltda.

We served as the Company’s auditor from 2013 to 2023.

Porto Alegre, Brazil
April 28, 2023, except as to Notes 22.1(b) and 22.2, which are as of May 14, 2024.

Zenvia Inc.

Consolidated statements of financial position at December 31, 2023 and 2022

(In thousands of Reais)

Assets	Note	2023	2022
Current assets
Cash and cash equivalents	6	63,742	100,243
Financial investment	6	-	8,160
Trade and other receivables	8	148,784	156,012
Recoverable taxes	9	28,058	35,579
Prepayments	10	5,571	6,369
Other assets		4,176	6,821
Total current assets		250,331	313,184
Non-current assets
Restricted cash	7	6,403	-
Recoverable taxes	9	-	107
Prepayments	10	1,109	2,207
Other Assets		10	34
Deferred tax assets	25	91,971	91,769
Property, plant and equipment	11	14,413	19,590
Intangible assets	12	1,347,327	1,377,232
Total non-current assets		1,461,233	1,490,939
Total assets		1,711,564	1,804,123

Liabilities	Note	2023	2022
Current liabilities
Trade and other payables	13	353,998	264,728
Loans, borrowings and debentures	14	36,191	89,541
Liabilities from acquisitions	15	134,466	60,778
Employee benefits	16	50,085	35,039
Tax liabilities	17	18,846	17,046
Lease liabilities	18	2,056	1,992
Deferred revenue		11,547	6,873
Taxes to be paid in installments		185	340
Total current liabilities		607,374	476,337
Non-current liabilities
Liabilities from acquisitions	15	160,237	290,852
Loans and borrowings	14	51,605	77,293
Provisions for tax, labor and civil risks	19	1,721	1,969
Lease liabilities	18	752	2,824
Trade and other payables	13	-	1,092
Employee benefits	16	615	62
Taxes to be paid in installments		313	454
Total non-current liabilities		215,243	374,546
Equity	21
Capital		957,525	957,525
Reserves		247,464	244,913
Foreign currency translation reserve		3,129	9,485
Other components of equity		283	-
Accumulated losses		(319,591)	(258,587)
Equity attributable to owners of the Company		888,810	953,336
Non-controlling interests		137	(96)
Total equity		888,947	953,240
Total equity and liabilities		1,711,564	1,804,123

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statements of profit or loss and other comprehensive income

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Reais)

	Note	2023	2022	2021
Revenue	22	807,577	756,715	612,324
Cost of services	23	(477,035)	(467,803)	(431,419)
Gross profit		330,542	288,912	180,905
Operating expenses
Sales and marketing expenses	23	(109,793)	(119,436)	(80,367)
General and administrative expenses	23	(128,823)	(147,458)	(154,999)
Research and development expenses	23	(52,784)	(64,072)	(46,308)
Allowance for expected credit losses	23	(49,247)	(7,789)	(6,303)
Goodwill impairment	23	-	(136,723)	-
Other income and expenses, net	23	(606)	(102,424)	60,572
Operating loss		(10,711)	(288,990)	(46,500)
Financial Income (Expenses)
Finance expenses	24	(72,641)	(77,245)	(51,767)
Finance income	24	28,589	33,423	32,798
Financial expenses, Net		(44,052)	(43,822)	(18,969)
Loss before taxes		(54,763)	(332,812)	(65,469)
Income Tax and Social Contribution
Deferred income tax and social contribution	25	202	91,249	23,313
Current income tax and social contribution	25	(6,210)	(1,462)	(2,490)
Total Income Tax and Social Contribution		(6,008)	89,787	20,823
Loss of the year		(60,771)	(243,025)	(44,646)

Gain (Loss) attributable to:
Owners of the Company		(61,004)	(243,029)	(44,646)
Non-controlling interests		233	4	-

Loss per share (expressed in Reais per share)
Basic	26	(1.456)	(5.843)	(1.369)
Diluted	26	(1.456)	(5.843)	(1.369)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		(6,356)	(25,153)	35,530
Total comprehensive loss for the year		(67,127)	(268,178)	(9,116)

Total comprehensive gain (loss) attributable to:
Owners of the Company		(67,360)	(268,182)	(9,116)
Non-controlling interests		233	4	-

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statements of changes in equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of reais)

						Other comprehensive income
	Capital	Capital reserve	Legal Reserve	Investment reserve	Retained earnings (loss)	Foreign currency translation reserve	Other components of equity	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at December 31, 2020	130,292	-	3,854	1,600	(21,431)	1,033	-	115,348	-	115,348
Loss for the period	-	-			(44,646)	-	-	(44,646)	-	(44,646)
Corporate reorganization	(130,286)	87,146	(3,854)	(1,600)	50,519	(1,925)	-	-	-	-
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	-	35,530	-	35,530	-	35,530
Share-based compensation	-	1,069	-	-	-	-	-	1,069	-	1,069
Issuance of common stock in connection with an initial public offering	1,031,355	-	-	-	-	-	-	1,031,355	-	1,031,355
Costs related to the initial public offering	(79,526)	-	-	-	-	-	-	(79,526)	-	(79,526)
Issue of shares related to business combinations	5,688	138,384	-	-	-	-	-	144,072	-	144,072
Balance at December 31, 2021	957,523	226,599	-	-	(15,558)	34,638	-	1,203,202	-	1,203,202
Loss of the year	-	-	-	-	(243,029)	-	-	(243,029)	4	(243,025)
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	-	(25,153)	-	(25,153)	-	(25,153)
Issuance of shares	1	411	-	-	-	-	-	412	-	412
Share-based compensation	-	2,164	-	-	-	-	-	2,164	-	2,164
Issuance of shares related to business combinations	1	15,739	-	-	-	-	-	15,740	-	15,740
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	-	(100)	(100)
Balance at December 31, 2022	957,525	244,913	-	-	(258,587)	9,485	-	953,336	(96)	953,240
Loss for the period	-	-	-	-	(61,004)	-	-	(61,004)	233	(60,771)
Other components of equity	-	-	-	-	-	-	283	283	-	283
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	-	(6,356)	-	(6,356)	-	(6,356)
Share-based compensation	-	(915)	-	-	-	-	-	(915)	-	(915)
Issuance of shares related to business combinations	-	185	-	-	-	-	-	185	-	185
Issuance of shares	-	3,281	-	-	-	-	-	3,281	-	3,281
Balance at December 31, 2023	957,525	247,464	-	-	(319,591)	3,129	283	888,810	137	888,947

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statements of cash flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of reais)

	Note	2023	2022	2021
Cash flow from operating activities
Loss for the year		(60,771)	(243,025)	(44,646)
Adjustments for:
Income tax and social contribution		6,008	(89,787)	(20,823)
Depreciation and amortization	23	87,807	74,994	41,131
Goodwill impairment	12.2	-	136,723	-
Allowance for expected credit losses	8	49,247	7,789	6,303
Provisions for tax, labor and civil risks	19	4,042	4,148	2,896
Provision for bonus and profit sharing		26,503	14,781	8,335
IPO Bonus (Cash)		-	-	222
Share-based compensation		2,551	2,947	1,069
Provision (Reversal of) for earn-out and compensation		(963)	100,744	(40,716)
Interest from loans and borrowings	14	21,435	29,723	17,091
Interest on leases	18	377	512	356
Exchange variation and Interest and adjustment to present value (APV) on liabilities from acquisition		9,202	23,083	2,031
Loss for non-use of the advance payment		-	5,529	-
Loss on write-off of intangible assets		815	25	-
Loss on write-off of property, plant and equipment		856	1,327	533
Gain on financial investments		-	(1,155)	-
Effect of hyperinflation		2,993	65	1,552
Changes in assets and liabilities
Trade and other receivables	8	(45,218)	(69)	(45,645)
Prepayments	10	1,896	9,084	(18,330)
Other assets		1,382	(17,888)	(12,896)
Suppliers		82,725	107,020	35,964
Employee benefits		(10,904)	(5,734)	2,210
Other liabilities		9,202	(21,872)	(14,512)
Cash generated from (used in) operating activities		189,185	138,964	(77,875)
Interest paid on loans and leases		(22,028)	(30,509)	(17,933)
Income taxes paid		(4,610)	-	(1,452)
Net cash flow from (used in) operating activities		162,547	108,455	(97,260)
Cash flow from investing activities
Restricted cash	7	(6,403)	-	-
Acquisition of subsidiary, net of cash acquired		-	(300,088)	(326,860)
Acquisition of property, plant and equipment	11	(3,004)	(7,200)	(5,946)
Investment in interest earning bank deposits		-	-	(7,005)
Proceeds from sale of financial instruments	6	8,160	-	2,227
Acquisition of Intangible assets	12	(52,656)	(42,495)	(13,467)
Net cash (used in) investing activities		(53,903)	(349,783)	(351,051)
Cash flow from financing activities
Capital increase – public offering		-	-	1,031,355
Issuance cost – public offering		-	-	(79,526)
Proceeds from loans and borrowings	14	30,000	34,000	88,000
Payment of debt issuance costs	14	(1,062)	-	-
Payment of borrowings	14	(107,710)	(74,069)	(41,652)
Payment of lease liabilities	18	(1,995)	(2,884)	(569)
Payments in installments for acquisition of subsidiaries	15	(62,999)	(172,892)	(62,575)
Net cash (used in) from financing activities		(143,766)	(215,845)	935,033
Exchange rate change on cash and cash equivalents		(1,379)	(24,815)	35,530
Net (decrease) increase in cash and cash equivalents		(36,501)	(481,988)	522,252
Cash and cash equivalents at January 1		100,243	582,231	59,979
Cash and cash equivalents at December 31		63,742	100,243	582,231

See the accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

1.     Operations

Zenvia Inc. (“Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Company”). The Company is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of the Company Software as a Service (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of December 31, 2023, the Company has negative consolidated working capital in the amount of R$357,043 (current assets of R$250,331 and current liabilities of R$607,374), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

Company’s Management implemented cost cutting initiatives to increase gross profit, such as the review of its corporate structure, which reduced the Company’s current workforce and is in line with the acceleration of the integration of acquisitions. While these actions were instrumental for the Company to deliver improved cash generation in 2023, management is committed to continue pursuing new operational efficiencies for the next 12 months. On top of the improvement in operations, the Company concluded, as announced on February 6, 2024, several renegotiations with its creditors, including banks, debenture holders and holders of liabilities from acquisitions. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026), extension of liabilities related to past liabilities from acquisitions from up to 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain liabilities from acquisitions into Zenvia´s equity (potential conversion up to approximately R$100,000). Additionally, as part of the above-mentioned transactions, in February 2024, Zenvia´s Founder and CEO, Mr Cassio Bobsin, has contributed a total of R$50,000 as new equity in the Company. Finally, in April 2024, the Company was able to secure additional credit lines with local banks in the amount of R$40,000. As a result of the above mentioned initiatives, and the continuing improvement of operating cash flow, management believes that our existing cash and cash equivalents and the liquidity provided from other sources of funds (including issuance of indebtedness and/or common shares) will be sufficient to meet our anticipated cash needs for both the next 12 months as well as the foreseeable future, and that our debt profile will be adequate vis-à-vis our estimated cash requirements. Nevertheless, management will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. Considering the Company’s short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations, capital injection and new credit lines, management expects a cash outlay of R$20,729 (outflow of R$147,722 and inflow of R$126,993) for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments related to liabilities from acquisitions. Therefore, the Company believes its working capital and projected cash flows from operations will be sufficient for the Company’s requirements for the next twelve months. In addition to generating cash flow from operations, if necessary, it is probable that management will obtain new sources of financing that will enable the Company to meet its obligations. As a result of these factors, management continues to have a reasonable expectation that the Company will be able to continue operations in the foreseeable future.

a.      Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, the Company, through its subsidiary Zenvia Brazil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the Movidesk original acquisition agreement, the total consideration transferred and then expected to be transferred by Zenvia Brazil were as follows: (1) R$301,258 paid in cash in May 2022 and; (2) Movidesk former controlling shareholders, and key executives have received 315,820 Zenvia’s Class A common shares equivalent to an amount of R$15,740 at the time of closing; and (3) an earn-out structure based payment on the fulfillment of gross margin targets until the third quarter of 2023, which fair value is R$159,706 to be paid in December 2023; and (4) R$8,411 to be paid on the exercise price of purchase options. Earn-out outcomes consider the achievement of certain milestones that variate from -50% to + 50%, reaching between R$94,441 and R$360,376 respectively.

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

On October 26, 2022, Zenvia Brazil reached an agreement with Movidesk former controlling shareholders to extend the remaining payments. The earn-out payment due to certain former shareholders, previously expected to total R$205,647, which could reach R$327,635, will now be paid in fixed and variable installments subject to accrued interest in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI. Per the terms of the amended Movidesk acquisition agreement, (i) 12 fixed monthly installments of R$100 to be paid from January 2023 until December 2023, (ii) R$204,447 in total will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, in the total amount of R$24,047, will be paid in six monthly installments subject to accrued interest from January 2024 until June 2024.

On February 6, 2024, we had an agreement signed between Zenvia Brazil and Movidesk establishing new rules regarding the payment of Earn out, for more information see Note 30.3.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

2.     Company’s subsidiaries

		December 31, 2023		December 31, 2022		December 31, 2021
	Country	Direct	Indirect	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100	-	100
Zenvia México	Mexico	-	100	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100	-	100
One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A.	Brazil	-	100	-	100	-	100
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	98.04	-	-
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100	-	100

Notes to the Consolidated Financial Statements

(In thousands of Reais)

3.     Preparation basis

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board (IASB).

The issuance of these consolidated financial statements was approved by the Executive Board of Directors on May 14, 2024.

a.   Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and contingent consideration for business combinations, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.   Functional and presentation currency

These consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c.   Foreign currency translation

For the consolidated Company subsidiaries in which the functional currency is different from the Brazilian Real, the financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d.   Accounting and reporting in highly hyperinflationary economy

In December 2023, considering that the inflation accumulated in the past five years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

e.   Use of estimates and judgments

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

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

Note 12 - Impairment test of intangible assets, intangible assets with an indefinite useful life and goodwill: assumptions regarding projections of generation of future cash flows.

Note 19 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 25 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

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

4.     Material Accounting Policies

The Company also adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of ´material´, rather than ´significant´, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statement.

    a.    Basis of Consolidation

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

The Company classified the principal amount and the monetary correction of the installment payments for the liabilities from acquisition as a financing activity in the statements of cash flows.

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

    b.    Foreign currency

(i)     Transactions in foreign currency

Transactions in foreign currency, that is, all those not carried out in the functional currency, are translated at the exchange rate on the dates of each transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate on the closing date. Gains and losses from changes in exchange rates on monetary assets and liabilities are recognized in the income statement.

    c.    Revenue

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

    d.    Financial instruments

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

●        contingent events that change the value or timing of cash flows;

●        terms that may adjust the contractual rate, including variable rates;

●        prepayment and extension of the deadline; and

●        the terms that limit the Company’s access to cash flows from specific assets.

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

    e.    Reduction to recoverable value (impairment)

Non-derivative financial Assets

(i)          Financial instruments and contractual assets

The Company recognizes provisions for expected credit losses on:

●     financial assets measured at amortized cost.

The Company measures the provisions for loss at an amount equal to the lifetime expected credit loss, except for the items described below, which are measured as 12-month expected credit loss:

● debt securities with low credit risk at the balance sheet date; and - other debt securities and bank balances for which the credit risk has not increased significantly since initial recognition.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

For trade receivables, the Company has established a provision matrix that is based on its historical credit loss experience.

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

The Company considers a financial asset to be in default when:

●the debtor is unlikely to pay its credit obligations to the Company in full, without recourse to actions such as obtaining collateral (if any); or

●the financial asset is more than 180 days past due.

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

(ii)     Measurement of expected credit loss

The Company expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flow due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

Expected credit losses are discounted at the effective interest rate of the financial asset.

(iii)     Presentation of the provision for expected credit loss in the financial statements

Provisions for losses on financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv)     Write offs

The gross carrying amount of a financial asset is written off when the Company does not have reasonable expectations of recovering all or part of a financial asset. The Company does not expect a significant recovery of the amount written off. However, written-off financial assets may still be subject to collection actions to comply with the Company’s procedures for recovering amounts due.

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

    f.    Property, plant and equipment

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

    g.    Intangible asset

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

(iii)     Amortization

Amortization is calculated to write-off the cost of intangible assets, less their estimated residual values, using the straight-line method over their estimated useful lives and is recognized in profit or loss. Goodwill is not amortized.

(iv)     Intangible assets - Research and development expenses

Expenses with research activities are recognized as an expense in the period in which they are incurred. Internally generated intangible assets resulting from development expenditures (or a development phase of an internal project) are recognized if, and only if, all of the following conditions are demonstrated:

●        The technical feasibility of completing the intangible asset so that it is available for use or sale.

●        The intention to complete the intangible asset and use or sell it.

●        The ability to use or sell the intangible asset.

●        How the intangible asset will generate probable future economic benefits.

●        The availability of adequate technical, financial, and other resources to complete the development of the intangible asset and to use or sell it.

●        The ability to reliably measure the expenses attributable to the intangible asset during its development.

The initially recognized amount of internally generated intangible assets corresponds to the sum of cost incurred since the intangible asset began meeting the recognition criteria.

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(v)     Goodwill

Goodwill resulting from a business combination is stated at cost on the date of the business combination, net of accumulated impairment losses, if any.

For purposes of impairment testing of goodwill and intangible assets, the Company has grouped the CGUs within CPaaS and SaaS operating segments and performs the test at the operating segment level. This is the lowest level at which management monitors goodwill for internal management purposes.

    h.    Share based payment

The Company offers to its executives restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: to the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. When the conditions associated with the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

    i.    Income tax and social contribution

In Brazil, income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The income tax applicable to the subsidiary located in the United States is calculated at the rate of 21% of taxable income for the year. For subsidiaries in Mexico, current income tax is calculated at the rate of 30% of the taxable profit for the year and for the subsidiary in Argentina, the rate is based on a progressive table that varies from 25% to 35% according to profit taxable for the year.

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

Among the existing tax incentives in Brazil, the Company uses the benefit arising from the “Lei do Bem” (Law No. 11,196/05), aimed at companies that carry out research and development (R&D) of technological innovation. This benefit provides tax savings, as the law allows the deduction of up to 80% of the Income tax and social contribution calculation base for R&D expenses.

(ii)            Deferred tax

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Deferred income tax and social contribution assets are reviewed at the reporting dates and will be reduced to the extent that their realization is no longer probable.

    j.    Provisions

A provision is recognized when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded based on the best estimates of the risk involved.

The Company sets up provisions to cover future disbursements that may arise from tax, labor and civil proceedings in progress. Provisions are set up based on the analysis of legal proceedings in progress and on the prospect of an unfavorable outcome, implying a future disbursement.

Contingent assets are not recognized until the actions are finalized with a definitive favorable position for the Company and when it is virtually certain that it will realize the asset. The taxes whose enforceability is being questioned in the judicial sphere are recorded taking into account the concept of “legal obligation”. Judicial deposits made in guarantee of ongoing lawsuits are recorded under “Judicial Deposits” (see note 19).

Provisions are reassessed at the dates of the financial statements and adjusted to reflect the best current estimate. If it is no longer probable that an outflow of resources will be required to settle the obligation, the provision is reversed.

    k.    Share capital

The incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

The capital is composed of 41,759,286 common shares. Capital increases are allowed by resolution of the Board of Directors independently of amendment to its bylaws up to the limit of 1,000,000,000 new nominative common shares with no nominal value.

    l.    Financial income and financial expenses

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

    m.    Employee benefits

Profit sharing and bonuses – Employees' profit sharing and variable compensation for executives are linked to the achievement of operational and financial goals.

The Company recognizes liabilities and related expenses, which are allocated to costs of services and administrative expenses, when the goals are probable to be met.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

5.      New standards, amendments, and interpretations of standards

5.1. New currently effective requirement

The following amended standards are effective for annual periods beginning on or after January 1, 2023. The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
●	Annual improvements to IFRS Standards 2018-2020; and
●	Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12).
●

International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12) - The amendments to IAS 2 have been introduced in response to the Organisation for Economic Co-operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) Pillar Two and include:

●	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
●	Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

5.2. Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1st, 2024 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

●     Classification of liabilities as current or non-current (Amendments to IAS 1)

●     Supplier Financial Arrangements (Amendments to IAS 7 and IFRS 7)

6.     Cash and cash equivalents and financial investments

	2023	2022
Cash and banks	30,053	43,796
Short-term investments maturing in up to 90 days (a)	33,689	56,447
Financial investments (b)	-	8,160
Total	63,742	108,403
Cash and cash equivalents	63,742	100,243
Financial investments	-	8,160

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 100.5% to 103.0% (2022 - 60% to 103.0%) of the CDI rate (Interbank Interest Rate in Brazil).
(b)	In March 2023, the total fund was redeemed, pursuant to the third amendment, signed in September 2022. As of December 31, 2022, the return on such investments was equivalent to 161% of the CDI. The fund's assets were divided into several different asset class pools such as Agribusiness, Real Estate, Direct Lending. Those investments were held as guarantee of the debentures borrowing contract entered into in May 2021.

7.      Restricted cash

The amount of R$6,403 invested in the Bank Deposit Certificate in December 2023 refers to the contractual guarantee of Votorantim S.A.’s loan. Minimum Guarantee Percentage: 33% of the outstanding balance of the Guaranteed Operation.

8.      Trade and other receivables

	2023	2022 (*)
Domestic	185,099	158,510
Abroad	21,013	7,929
	206,112	166,439
Allowance for expected credit losses	(57,328)	(10,427)
Total	148,784	156,012

(*) The Company reclassified some comparative balances for consistent presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

Changes in allowance for expected credit losses are as follows:

	2023	2022	2021
Balance at the Beginning year	(10,427)	(8,298)	(6,087)
Additions	(49,247)	(23,320)	(8,508)
Reversal	-	15,531	2,205
Write-offs	2,623	5,660	4,092
Exchange variation	(277)	-	-
Balance at the End of the year	(57,328)	(10,427)	(8,298)

The Company now establishes a percentage of provision for expected credit losses on accounts receivable from customers on its invoices when they are more than 30 days overdue. From more than 180 days past due, the invoice will have 100% of its value provisioned, as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

The breakdown of accounts receivable from customers by maturity is as follows:

	2023	2022
Current	154,846	138,848
Overdue (days):
1–30	16,636	6,779
31–60	6,282	3,508
61–90	2,915	3,274
91–120	2,257	1,914
121–150	2,069	1,181
>150	21,107	10,935
Total	206,112	166,439

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The expected credit loss rates of accounts receivable from customers by maturity is as follows:

31 December 2023	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	16.15%	152,675	(24,651)
1–30 days past due	9.44%	16,636	(1,570)
More than 31 days past due	81.38%	38,222	(31,106)

31 December 2022	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	1.73%	44,573	(772)
1–30 days past due	16.20%	6,779	(1,098)
More than 31 days past due	41.11%	20,812	(8,557)

9.      Tax assets

	2023	2022
Corporate income tax (IRPJ) (a)	2,141	5,203
Social contribution (CSLL) (a)	450	513
Federal VAT (PIS/COFINS) (b)	23,147	29,022
Others	2,320	948
Total tax assets	28,058	35,686

Current	28,058	35,579
Non-current	-	107

(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	As a result of a taxes restructuring in 2021, there was a change in the tax classification in part of services provided, consequently, the Company has started collecting contributions to PIS and COFINS (Federal VAT) on a noncumulative basis under the rates of 1.65% and 7.6%, respectively. On a non-cumulative basis, the Company became eligible to PIS and COFINS tax credits on SMS cost invoices issued by the operator.

10.      Prepayments

	2023	2022
Software license	2,750	3,912
Insurance	2,998	4,061
Other	932	603
Total	6,680	8,576

Current	5,571	6,369
Non-current	1,109	2,207

Notes to the Consolidated Financial Statements

(In thousands of Reais)

11.      Property, plant and equipment

11.1.   Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2023
Furniture and fixtures	10	800	(512)	288
Leasehold improvements	10	1,609	(1,262)	347
Data processing equipment	20	22,500	(11,341)	11,159
Right of use – leases	20 to 30	5,129	(2,595)	2,534
Machinery and equipment	10	93	(8)	85
Total		30,131	(15,718)	14,413

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2022
Furniture and fixtures	10	724	(358)	366
Leasehold improvements	10	1,607	(1,100)	507
Data processing equipment	20	26,541	(12,548)	13,993
Right of use – leases	20 to 30	5,313	(709)	4,604
Machinery and equipment	10	374	(294)	80
Other fixed assets	10 to 20	158	(118)	40
Total		34,717	(15,127)	19,590

11.2.   Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	December 31, 2023
Furniture and fixtures		724	62	(79)	-	93	-	800
Leasehold improvements		1,607	2	-	-	-	-	1,609
Data processing equipment		26,541	2,940	(6,636)	18	(108)	(255)	22,500
Right of use – leases		5,313	-	(184)	-	-	-	5,129
Machinery and equipment		374	-	(272)	-	(9)	-	93
Other fixed assets		158	-	(306)	-	148	-	-
Cost		34,717	3,004	(7,477)	18	124	(255)	30,131
Furniture and fixtures	10	(358)	(98)	29	-	(85)	-	(512)
Leasehold improvements	10	(1,100)	(163)	1	-	-	-	(1,262)
Data processing equipment	20	(12,548)	(4,902)	5,945	(677)	11	830	(11,341)
Right of use – leases	20 to 30	(709)	(2,007)	121	-	-	-	(2,595)
Machinery and equipment	10	(294)	(8)	237	-	57	-	(8)
Other fixed assets	10 to 20	(118)	-	225	-	(107)	-	-
(-) Accumulated depreciation		(15,127)	(7,178)	6,558	(677)	(124)	830	(15,718)
Total		19,590	(4,174)	(919)	(659)	-	575	14,413

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual depreciation rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2022
Furniture and fixtures		1,169	-	384	(783)	(23)	(23)	724
Leasehold improvements		2,177	-	759	(1,328)	-	(1)	1,607
Data processing equipment		19,091	7,175	1,161	(863)	197	(220)	26,541
Right of use – leases		6,943	7,139	-	(8,769)	-	-	5,313
Machinery and equipment		408	23	-	(57)	-	-	374
Other fixed assets		332	2	5	(113)	(35)	(33)	158
Cost		30,120	14,339	2,309	(11,913)	139	(277)	34,717
Furniture and fixtures	10	(597)	(148)	-	363	12	12	(358)
Leasehold improvements	10	(1,086)	(251)	-	237	-	-	(1,100)
Data processing equipment	20	(9,061)	(4,590)	-	1,067	(163)	199	(12,548)
Right of use – leases	20 to 30	(3,097)	(2,432)	-	4,820	-	-	(709)
Machinery and equipment	10	(330)	(19)	-	55	-	-	(294)
Other fixed assets	10 to 20	(217)	(28)	-	95	17	15	(118)
(-) Accumulated depreciation		(14,388)	(7,468)	-	6,637	(134)	226	(15,127)
Total		15,732	6,871	2,309	(5,276)	5	(51)	19,590

Notes to the Consolidated Financial Statements

(In thousands of Reais)

12. Intangible assets and goodwill

12.1. Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2023
Intangible assets under development	-	47,124	-	47,124
Software license	20 to 50	32,217	(10,085)	22,132
Database	20 to 50	800	(627)	173
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(111,186)	24,662
Non-compete	20	2,697	(1,954)	743
Brands and patents	20	29	-	29
Platform	10 to 20	470,235	(141,210)	329,025
Total		1,612,389	(265,062)	1,347,327

	Average annual amortization rates %	Cost	Amortization	Impairment	Net balance on December 31, 2022
Intangible assets under development	-	41,707	-	-	41,707
Brands and patents	-	29	-	-	29
Software license	20 to 50	10,112	(5,135)	-	4,977
Database	10	800	(547)	-	253
Goodwill	-	1,060,162	-	(136,723)	923,439
Customer portfolio	10	131,448	(94,967)	-	36,481
Non-compete	20	2,697	(1,146)	-	1,551
Platform	10 to 20	452,814	(84,019)	-	368,795
Total		1,699,769	(185,814)	(136,723)	1,377,232

Notes to the Consolidated Financial Statements

(In thousands of Reais)

12.2. Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2022	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2023
Intangible asset in progress		41,707	47,253	(40,714)	(5)	522	(1,639)	47,124
Software license		10,112	5,403	18,888	(2,186)	-	-	32,217
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		131,448	-	4,400	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		452,814	-	17,421	-	-	-	470,235
Cost		1,563,046	52,656	(5)	(2,191)	522	(1,639)	1,612,389
Software license	20 – 50	(5,135)	(6,465)	139	1,376	-	-	(10,085)
Database	10	(547)	(80)	-	-	-	-	(627)
Customer portfolio	10	(94,967)	(13,652)	(2,567)	-	-	-	(111,186)
Non-compete	20	(1,146)	(808)	-	-	-	-	(1,954)
Platform	10 - 20	(84,019)	(59,624)	2,433	-	-	-	(141,210)
(-) Accumulated amortization		(185,814)	(80,629)	5	1,376	-	-	(265,062)
Total		1,377,232	(27,973)	-	(815)	522	(1,639)	1,347,327

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual amortization rates %	December 31, 2021	Additions	Additions due to acquisitions	Transfers	Disposals	Hyperinflation adjustment	Impairment	December 31, 2022
Intangible asset in progress		7,723	39,714	-	(5,872)	-	142	-	41,707
Software license		7,449	2,777	-	-	(77)	(37)	-	10,112
Database		800	-	-	-	-	-	-	800
Goodwill		813,912	-	246,250	-	-	-	(136,723)	923,439
Customer portfolio		118,854	-	12,594	-	-	-	-	131,448
Non-compete		2,697	-	-	-	-	-	-	2,697
Brands and patents		25	4	-	-	-	-	-	29
Platform		217,237	-	229,705	5,872	-	-	-	452,814
Cost		1,168,697	42,495	488,549	-	(77)	105	(136,723)	1,563,046
Software license	20 – 50	(3,310)	(1,877)	-	-	52	-	-	(5,135)
Database	10	(467)	(80)	-	-	-	-	-	(547)
Customer portfolio	10	(80,103)	(14,864)	-	-	-	-	-	(94,967)
Non-compete	20	(337)	(809)	-	-	-	-	-	(1,146)
Platform	10 - 20	(34,123)	(49,896)	-	-	-	-	-	(84,019)
(-) Accumulated amortization		(118,340)	(67,526)	-	-	52	-	-	(185,814)
Total		1,050,357	(25,031)	488,549	-	(25)	105	(136,723)	1,377,232

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The amortization of intangibles includes the amount of R$64,381 for the year ended December 31, 2023 (In 2022 - R$59,532 and 2021 - R$29,571) related to amortization of intangible assets acquired in business combinations, of which R$52,061 (In 2022 - R$44,043 and 2021 - R$16,985) was recorded in costs of services and R$12,319 (In 2022 - R$15,489 and 2021 - R$12,586) in administrative expenses.

Impairment testing

In 2023, the significant assumptions for impairment testing were as follows:

Significant assumptions	Relationship between significant unobservable inputs and measurement of the present value of cash flows
The present value of cash flows could increase (decrease) if:
● Annual forecast revenue growth rate; ● Forecast of the growth rate of variable input costs; ● Risk-adjusted discount rate.	● the annual growth rate of revenue was higher (lower); ● the cost growth rate was (higher) lower; ● the risk-adjusted discount rate was (higher) lower.

The recoverable amount of the two CGUs was determined by calculating the present value of cash flows based on the Company's economic / financial projections for the next 5 years, and a terminal growth rate thereafter.

The key assumptions used in the estimation of the value in use are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant markets in which CGU operates and have been based on historical data from both external and internal sources.

	2023	2022	2021
Consolidated - Single CGU
Weighted average annual revenue growth	-	-	38.10%
Weighted average annual growth of variable cost	-	-	30.29%
Weighted average cost of capital (WACC)	-	-	14.73%
Growth in terminal value	-	-	5.00%

CPaaS CGU
Weighted average annual revenue growth	19.37%	3.55%	-
Weighted average annual growth of variable cost	20.06%	(4.51)%	-
Weighted average cost of capital (WACC)	15.69%	15.44%	-
Growth in terminal value	3.5%	3.25%	-

SaaS CGU
Weighted average annual revenue growth	25.87%	36.86%	-
Weighted average annual growth of variable cost	18.88%	22.94%	-
Weighted average cost of capital (WACC)	15.69%	15.44%	-
Growth in terminal value	5.00%	3.25%	-

Notes to the Consolidated Financial Statements

(In thousands of Reais)

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2023 there is no provision for impairment to be recognized. This result is attributable to CPaaS CGU improved projections compared to 2022, mainly driven by its competitiveness in comparison to its competitors and the revenue growth based on the progress made on the integration of the companies products and services.

On December 31, 2022, the Company recognized an impairment of R$136,723 in SaaS CGU that reduced the book value of goodwill to its recoverable amount. Regarding CPaaS CGU, no goodwill impairments were identified. There was no impairment loss to be recognized for intangible assets and goodwill for the year ended December 31, 2021.
13.      Trade and other payables

	2023	2022
Domestic suppliers	243,186	176,447
Abroad suppliers(a)	3,897	3,356
Advance from customers	2,220	2,086
Related parties (b)	89,594	71,054
Other accounts payable	15,101	12,877
Total	353,998	265,820

Current	353,998	264,728
Non-current	-	1,092

(a)	The Company reclassified some comparative balances for consistent presentation and comparability with the current period, without any impact on its result, without changes in the totals of subgroups and without impact on the assessment of covenants.
(b)	The outstanding balances relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 28).

Notes to the Consolidated Financial Statements

(In thousands of Reais)

14. Loans, borrowings and debentures

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Proceeds	Interest paid	Payments	Amortized cost	Interest accrued	December 31, 2023	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55% and 8.60%	62,335	63,499	125,834	30,000	(17,533)	(85,239)	(662)	17,267	69,667	30,148	39,519
Debentures	18.16%	27,206	13,794	41,000	-	(4,168)	(22,471)	(400)	4,168	18,129	6,043	12,086
		89,541	77,293	166,834	30,000	(21,701)	(107,710)	(1,062)	21,435	87,796	36,191	51,605

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2021	Proceeds	Interest paid	Payments	Interest accrued	Adjustment to present value	Exchange rate change	December 31, 2022	Current	Non- current
Working capital	100% CDI + 2.40% to 6.55% and 8.60% to 12.95%	64,415	98,723	163,138	34,000	(22,868)	(70,069)	22,342	(572)	(137)	125,834	62,335	63,499
Debentures	18.16%	-	45,000	45,000	-	(7,381)	(4,000)	7,381	-	-	41,000	27,206	13,794
		64,415	143,723	208,138	34,000	(30,249)	(74,069)	29,723	(572)	(137)	166,834	89,541	77,293

The portion classified in non-current liabilities has the following payment schedule:

	2023	2022
2024	849	68,602
2025	26,007	8,691
2026	24,749	-
Total	51,605	77,293

Working Capital

On December 28, 2023, the Company through its subsidiary Zenvia Brazil entered into an agreement with Banco do Brasil S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$ 30,000, establishing a amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal.

On May 24, 2022, the Company through its subsidiary Zenvia Brazil and Banco Votorantim S.A. entered into a loan agreement through a CCB instrument (Cédula de Crédito Bancário), in the total amount of R$20,000, which payment is guaranteed by a fiduciary assignment of credit represented by credit notes and financial investments. After an eighteen-month grace period, during which interest is due, the loan (principal plus interest) shall be paid in 30 installments. On December 28, 2023, Zenvia Brazil and Banco Votorantim S.A. amended the mentioned loan agreement, which remaining balance was equivalent to R$18,889, in order to set forth a new amortization schedule of a new grace period of six months and payment of principal plus interest in 30 installments.

On December 29, 2022, the Company through its subsidiary Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a euro-denominated credit facility in the aggregate amount of R$ 14,000. The Itaú 4131 Loan is guaranteed by a standby letter of credit, or Standby Letter, issued by Itaú Unibanco S.A., which has been guaranteed by Itaú Unibanco S.A.. In addition, on December 29, 2022, Zenvia Brazil entered into a financial derivative instrument with Itaú Unibanco S.A. to hedge exchange rate variation under the 4131 Loan. As a result of such a financial derivative instrument, the Itaú 4131 Loan. The Itaú 4131 Loan was paid, following a grace period of eight months, in two monthly installments with the first installment due on September 25, 2023 and the last one due on November 24, 2023, on which date it was paid in full.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Debentures

On May 10, 2021, the Company through its subsidiary D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000, to be paid in 54 monthly installments. The interest is accrued and paid monthly.

On July 30, 2021, the debenture deed was amended to include its subsidiary Zenvia Brazil as the new guarantor of D1’s obligations given that D1 was acquired by its subsidiary Zenvia Brazil.

On September 12, 2022, the parties of the debenture deed entered into a new amendment to include its subsidiary Rodati Brasil as a new guarantor of D1’s obligations and to establish an amortization schedule of 19 installments, being the first one paid in September 2022, ending in July 2024, as well as a monthly interest at a fixed rate of 18.16% per annum (252 business days basis).

On March 17, 2023, the debenture deed was amended enabling its subsidiary Zenvia Brazil, at its discretion, to carry out the fiduciary assignment of receivables to creditor as guarantee.

On April 17, 2023, the debenture deed was amendment to establish a new amortization schedule comprised of an upfront payment in the amount of R$13,000 and eight additional installments, the first one due in April 2023 and the remaining due as from January to July 2024 respectively, with a monthly interest at a fixed rate of 18.16% per annum (252 business days basis). Covenants regarding the fiduciary assignment of receivables to creditor, as well as the fulfillment of certain performance criteria by the Company and D1 were put on hold until the end of the year.

On December 18, 2023, the debenture deed was amended to establish a new amortization schedule of 36 installments, the first one due in January 2024 with a monthly interest at a fixed rate of 18.16% per annum (252 business days basis).

The Company is currently not in breach of any of the financial obligations set forth in the private deed.

Contractual clauses

The Company has financing agreements in the amount of R$51,429 which are guaranteed by 20% of accounts receivable plus the balance of financial investment recorded as current assets. The guarantee amounts to three times the first payment of principal plus interest.

The Company has a financing agreement with Bradesco in the amount of R$11,073 in which the guarantee is the receipt of credits from Bradesco as a client.

The Company has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent at least, (i) R$4,000 between November 30, 2023 and December 31, 2024; (ii) R$3,000 between January 1, 2025 and December 31, 2025 ; and (iii) R$2,000 between January 1, 2026 and December 31, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

15.      Liabilities from acquisitions

	Liabilities from acquisitions
	2023	2022
Acquisition of Sirena	3,496	9,802
Acquisition of D1 (i)	20,769	45,931
Acquisition of SenseData	41,943	66,202
Acquisition of Movidesk (i)	228,495	229,695
Total liabilities from acquisitions	294,703	351,630

Current	134,466	60,778
Non-current	160,237	290,852

(i)	On February 6, 2024, Zenvia Brasil entered into agreements with its subsidiaries Movidesk and D1 regarding the payment of Earn Out. For more information see Notes 30.3 and 30.4, respectively

Set out below are the future payments of the Liabilities from acquisition as at December 31, 2023, as follows:

				2023
	Sirena	D1	Sensedata	Movidesk
2024	3,496	17,802	20,972	92,197
2025	-	2,967	20,971	68,149
2026	-	-	-	68,149
Total	3,496	20,769	41,943	228,495

16.      Employee benefits

	2023	2022
Salary	10,286	1,641
Labor provisions (vacation)	16,481	15,877
Provision for bonus	22,578	15,002
Other obligations	539	2,519
Long-term benefits (a)	816	62
Total	50,700	35,101
Current	50,085	35,039
Non-current	615	62

(a)	Effect of the provision for taxes to be paid on the delivery of restricted Class A common shares (“RSU”) of the plan described in Note 20.

17.      Tax liabilities

	2023	2022
Social security	2,498	2,710
Severance indemnity fund (FGTS)	1,096	1,006
Federal VAT (PIS/COFINS)	1,672	4,276
Withholding income taxes (IRF/CSRF)	7,656	5,723
Service taxes (ISSQN)	1,254	1,337
Other	4,670	1,994
Total	18,846	17,046

Notes to the Consolidated Financial Statements

(In thousands of Reais)

18.       Lease liabilities

On December 31, 2023, the Company had lease agreements corresponding mainly to the lease of third-party properties, with an average term of 2 to 5 years. The amount of the lease liability obligation in 2023 is R$2,808 (In 2022 R$4,816).

The change in the Company's lease liability balance to December 31, 2023 and 2022 occurred as follows:

				Changes in cash		Changes not affecting cash
	Current	Non- current	Balance on December 31, 2022	Lease payments	Interest paid	Lease termination	Remeasurements and new contracts	Interest	Balance on December 31, 2023	Current	Non- Current
Lease of properties and equipment	1,992	2,824	4,816	(1,995)	(327)	(63)	-	377	2,808	2,056	752

				Changes in cash		Changes not affecting cash
	Current	Non- current	Balance on December 31, 2021	Lease payments	Interest paid	Lease termination	Remeasurements and new contracts	Interest	Balance on December 31, 2022	Current	Non- Current
Lease of properties and equipment	2,220	2,038	4,258	(2,884)	(260)	(3,949)	7,139	512	4,816	1,992	2,824

The discount rate adopted by the Company was 10.12% p.a. for property and equipment rental contracts.

19.      Provisions for tax, labor and civil risks

19.1.   Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress.

	2023	2022
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	39,855	37,525
Labor provisions and other provisions	2,352	2,225
Total provisions	42,207	39,750
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(39,895)	(37,561)
Labor appeals judicial and other deposits	(591)	(220)
Total judicial deposits	(40,486)	(37,781)
Total	1,721	1,969

(a) The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

19.2.   Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2023, the total amount of contingencies classified as possible was R$75,655 (R$66,725 as of December 31, 2022). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to: (i) administrative claim imposed by the authority of the city of Porto Alegre related to differences in the tax classification and rates of SMS A2P (application-to-person short message service) services in the amount of R$23,161 (R$21,867 as of December 31, 2022); (ii) administrative claim imposed by the authority of the city of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from the city of Porto Alegre to the city of São Paulo in the amount of R$7,510 (R$6,736 as of December 31, 2022); (iii) administrative claims in the amount of R$40,640 (R$37,396 as of December 31, 2022) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$2,551 as of December 31, 2023 (R$68 as of December 31, 2022). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$961 as of December 31, 2023 (R$633 as of December 31, 2022).

Changes in provisions are as follows:

Provision
Balance at January 1, 2022	36,076
Additions	4,396
Reversals	(248)
Payments	(474)
Balance at December 31, 2022	39,750
Additions	5,731
Reversals	(1,689)
Payments	(1,585)
Balance at December 31, 2023	42,207

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2022	34,707
Additions	3,255
Reversals	(114)
Payments	(67)
Balance at December 31, 2022	37,781
Additions	2,705
Reversals	-
Payments	-
Balance at December 31, 2023	40,486

Notes to the Consolidated Financial Statements

(In thousands of Reais)

20. Long-Term Incentive Programs and Management remuneration

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

Since its Initial Public Offering (IPO), the Company settled four Long-Term Incentive Programs, being two totally concluded and two still in force. In July 2021 in connection with the consummation of the initial public offering, the Company approved the Long-Term Incentive Program number two and three (“ILP 2” and “ILP3”) which entitled certain executives and employees to receive RSU and cash-based payments equivalent to RSU, establishing the terms, quantities, and conditions for the acquisition of rights related to the RSU. Beneficiaries of ILP 2 and 3 received 50% of the total granted RSU in cash in August 2021 and received RSU in January 2023 after a cliff vesting period of 24 months.

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. The granting of RSU under ILP 4 partially occurred in the third quarter of 2022 and a provision was recorded as an expense in the consolidated statements of profit or loss.

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 with retroactive effects as from January 1, 2023.

As of December 31, 2023, the Company had outstanding 2,450,849 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$2,314 (R$2,164 as of December 31, 2022) recorded in the consolidated financial statements. An expense amounting to R$4,193 (R$3,955 for the year ended December 31, 2022) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Weighted average grant date fair value (Per share)
08.09.2021	12.22.2022	45,522	59.11
08.23.2021	12.22.2022	11,436	84.50
08.24.2021	12.22.2022	3,833	86.68
05.05.2022	05.09.2024	240,000	75.72
03.13.2023	12.31.2025	2,300,000	8.34
		2,600,791

As of December 31, 2023 the Company has 2,450,849 shares issued (outstanding shares), reserved for the shared based payment plans.

The roll forward of the outstanding shares for the year ended December 31, 2023, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2021	60,791
Shares granted	240,000
Shares delivered	(5,457)
Outstanding RSU on December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(144,485)
Outstanding RSU on December 31, 2023	2,450,849

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Key management personnel compensation

Key management personnel compensation comprised the following:

	For the Year ended December 31
	2023	2022
Short-term employee benefits	13,363	19,739
Other long-term benefits	1,120	530
Termination benefits	873	1,159
Share-based payments	1,466	2,218
Total	16,822	23,646

Notes to the Consolidated Financial Statements

(In thousands of Reais)

21.      Equity

Share Capital

Shareholder’s	Class	December 31, 2023	% (i)	December 31, 2022	% (i)	December 31, 2021	% (i)
Bobsin Corp	B	9,578,220	22.92	9,578,220	22.95	9,578,220	22.95
Bobsin Corp	A	897,635	2.15	897,635	2,15	897,635	2.15
Oria Zenvia Co-investment Holdings, LP	B	7,119,930	17.04	3,178,880	7.62	3,178,880	7.62
Oria Zenvia Co-Investment Holdings II LP	B	-	-	3,941,050	9.44	3,941,050	9.44
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	10.36	4,329,105	10.37	4,329,105	10.37
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	A	-	-	27,108	0.06	27,108	0.06
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.31	2,637,670	6.32	2,637,670	6.32
Twilio Inc.	A	3,846,153	9.20	3,846,153	9.21	3,846,153	9.21
D1 former shareholders	A	1,942,750	4.65	1,942,750	4.65	1,942,750	4.65
Sirena former shareholders	A	-	-	89,131	0.21	89,131	0.21
SenseData former shareholders	A	94,200	0.23	94,200	0.23	94,200	0.23
Movidesk former shareholders	A	315,820	0.76	315,820	0.76	315,820	0.76
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.38	159,770	0.38	159,770	0.38
Others	A	10,834,150	25.90	10,662,551	25.55	10,662,551	25.55
		41,795,343	100	41,739,983	100	41,739,983	100

On August 31, 2023, the Company issued 109,395 Class A common shares to certain key management as payment for providing services and 3,888 Class A common shares to certain key officers as part of the Company’s long-term incentive plans Nos. 2 and 3  equivalent to an amount of R$419.

On February 27, 2023, the Company issued Class A common shares to certain key officers and employees as part of the Company’s long-term incentive plans Nos. 2 and 3 equivalent to an amount of R$3,922.

 Notes to the Consolidated Financial Statements

 (In thousands of Reais)

22.      Segment reporting

22.1.   Basis for segmentation

a)       Reportable segments

The segment reporting is based on information used by the Executive Board of Directors (Board) represented by the Chief Executive Officer (CEO).

Until the middle of 2022, the Company had a single operating segment, considering the information used by the Board, as well as the financial information structure. After the acquisitions made in 2022, the Board, began monitoring operations, making decisions on resource allocation, and evaluating performance based on two reportable operating segments, CPaaS and SaaS. The Board analyzes revenue and costs within their respective segments.

The two operating segments offer different products and services and are managed separately because they require different technology and marketing strategies.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
SaaS (Software-as-a-Service)	Includes the following solutions:
	i.	Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.
	ii.	Zenvia Conversion: Converting leads into sales using multiple communication channels.
	iii.	Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.
	iv.	Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.
	v.	Consulting: A Business Intelligence team that provides solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.
CPaaS (Communications Platform as a Service)

Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

b)       Reclassification between reportable segments

In 2023, the Company revisited and reclassified the information used by the Board to reallocate amounts of amortization of intangible assets acquired in business combinations. Intangible expenses that were previously recorded in the parent entity of the acquiree aligned to the CPaaS segment were reclassified to the SaaS segment to align with the business operation of the acquiree entity. As a result of this reclassification, R$52,061 related to amortization of intangible assets were reclassified from the CPaaS segment to the SaaS segment and the previously presented financial statements have been reclassified for consistency of presentation.

22.2.   Information about reportable segments

The following table present revenue and cost of services information for the Company operations segments for the year ended December 31, 2023 and 2022, respectively:

	2023			2022 (reclassified)
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	512,565	295,012	807,577	496,161	260,554	756,715
Cost of services	(318,303)	(158,732)	(477,035)	(335,888)	(131,915)	(467,803)
Gross profit	194,262	136,280	330,542	160,273	128,639	288,912

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

22.3.   Major customer

In December 2023, the Company had one customer representing more than 10% of consolidated revenue. For the year ended December 31, 2023, 2022 and 2021, this customer represented 10.0%, 12.5% and 13.0%, respectively, of consolidated revenue.

22.4.    Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the year ended December 31,
	2023	2022	2021
Primary geographical markets
Brazil	718,297	687,691	531,569
USA	35,013	14,336	31,701
Argentina	11,771	11,231	5,875
Mexico	12,743	14,402	11,037
Switzerland	182	631	8,118
Colombia	5,305	5,541	5,704
Peru	5,403	4,463	3,203
Chile	4,210	3,781	2,856
Others	14,653	14,639	12,261
Total	807,577	756,715	612,324

Notes to the Consolidated Financial Statements

(In thousands of Reais)

23. Costs and expenses by nature

	For the year ended December 31, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(15,030)	(37,769)	(33,074)	(4,330)	-	-	(90,203)
Benefits	(4,335)	(7,399)	(6,777)	(6,526)	-	-	(25,037)
Compulsory contributions to social security	(4,457)	(11,198)	(12,760)	(11,745)	-	-	(40,160)
Compensation	(110)	(735)	(1,306)	(447)	-	-	(2,598)
Provisions (vacation/13th salary)	(3,903)	(8,233)	(6,589)	(8,485)	-	-	(27,210)
Provision for bonus and profit sharing	(1,864)	(6,702)	(10,633)	(7,304)	-	-	(26,503)
Other	(11)	(336)	(2,371)	(288)	-	-	(3,006)
Total	(29,710)	(72,372)	(73,510)	(39,125)	-	-	(214,717)

Costs with operators/Other costs	(382,267)	-	-	-	-	-	(382,267)
Depreciation and amortization	(65,058)	(1,695)	(17,243)	(3,811)	-	-	(87,807)
Outsourced services	-	(3,711)	(20,620)	(3,123)	-	-	(27,454)
Rentals/insurance/condominium/water/energy	-	(9)	(816)	(356)	-	-	(1,181)
Allowance for credit losses	-	-	-	-	(49,247)	-	(49,247)
Marketing expenses / events (*)	-	(17,330)	(890)	-	-	-	(18,220)
Software license	-	(5,378)	(11,549)	(4,618)	-	-	(21,545)
Commissions	-	(6,059)	(26)	(297)	-	-	(6,382)
Communication (*)	-	(130)	(19)	(732)	-	-	(881)
Travel expenses	-	(868)	(848)	(234)	-	-	(1,950)
Other expenses	-	(2,241)	(3,302)	(488)	-	-	(6,031)
Earn-out	-	-	-	-	-	963	963
Result of disposal of assets	-	-	-	-	-	(816)	(816)
Other income and expenses, net	-	-	-	-	-	(753)	(753)
Total expenses by nature	(477,035)	(109,793)	(128,823)	(52,784)	(49,247)	(606)	(818,288)

(*) The Company reclassified some comparative balances for consistent presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	For the year ended December 31, 2022
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Goodwill impairment	Other income and expenses, net	Total
Personnel expenses
Salary	(15,439)	(45,186)	(34,294)	(24,923)	-	-	-	(119,842)
Benefits	(3,956)	(5,910)	(5,240)	(2,999)	-	-	-	(18,105)
Compulsory contributions to social security	(2,176)	(13,066)	(10,230)	(7,235)	-	-	-	(32,707)
Compensation	(150)	(2,354)	(1,445)	(708)	-	-	-	(4,657)
Provisions (vacation/13th salary)	(3,471)	(8,979)	(6,535)	(4,983)	-	-	-	(23,968)
Provision for bonus and profit sharing	(760)	(4,941)	(12,033)	(4,013)	-	-	-	(21,747)
IPO Bonus and share-based payment	(39)	(743)	(1,941)	(1,232)	-	-	-	(3,955)
Compensation to former shareholders	-	-	(2,095)	-	-	-	-	(2,095)
Other	(29)	(2,429)	(3,579)	(1,161)	-	-	-	(7,198)
Total	(26,020)	(83,608)	(77,392)	(47,254)	-	-	-	(234,274)

Costs with operators/Other costs	(388,832)	-	-	-	-	-	-	(388,832)
Depreciation and amortization	(52,951)	(1,222)	(20,490)	(331)	-	-	-	(74,994)
Goodwill impairment	-	-	-	-	-	(136,723)	-	(136,723)
Outsourced services	-	(5,202)	(24,147)	(6,332)	-	-	-	(35,681)
Rentals/insurance/condominium/water/energy	-	(14)	(2,133)	(342)	-	-	-	(2,489)
Allowance for credit losses	-	-	-	-	(7,789)	-	-	(7,789)
Marketing expenses / events (*)	-	(11,255)	(311)	(15)	-	-	-	(11,581)
Software license	-	(2,035)	(6,514)	(1,410)	-	-	-	(9,959)
Commissions	-	(4,408)	-	-	-	-	-	(4,408)
Communication (*)	-	(7,461)	(1,794)	(577)	-	-	-	(9,832)
Travel expenses	-	(970)	(2,057)	(530)	-	-	-	(3,557)
Other expenses	-	(3,261)	(12,620)	(7,281)	-	-	-	(23,162)
Earn-out	-	-	-	-	-	-	(98,650)	(98,650)
Result of disposal of assets	-	-	-	-	-	-	(41)	(41)
Other income and expenses, net	-	-	-	-	-	-	(3,733)	(3,733)
Total expenses by nature	(467,803)	(119,436)	(147,458)	(64,072)	(7,789)	(136,723)	(102,424)	(1,045,705)

(*) The Company reclassified some comparative balances for consistent presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	For the year ended December 31, 2021
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(6,662)	(28,550)	(20,450)	(19,726)	-	-	(75,388)
Benefits	(1,606)	(3,378)	(2,260)	(1,162)	-	-	(8,406)
Compulsory contributions to social security	(2,161)	(9,809)	(5,892)	(6,338)	-	-	(24,200)
Compensation	(172)	(1,821)	(87)	(109)	-	-	(2,189)
Provisions (vacation/13th salary)	(1,623)	(4,980)	(2,849)	(2,346)	-	-	(11,798)
Provision for bonus and profit sharing	(573)	(3,901)	(3,409)	(3,457)	-	-	(11,340)
IPO Bonus and share-based payment	(13)	(412)	(45,409)	(615)	-	-	(46,449)
Compensation to former shareholders	(1,045)	(147)	(19,062)	-	-	-	(20,254)
Other	(213)	(2,327)	(2,736)	(1,180)	-	-	(6,456)
Total	(14,068)	(55,325)	(102,154)	(34,933)	-	-	(206,480)

Costs with operators/Other costs	(384,727)	(173)	-	(269)	-	-	(385,169)
Depreciation and amortization	(22,832)	(170)	(18,064)	(64)	-	-	(41,130)
Outsourced services	(2,143)	(7,403)	(21,943)	(9,944)	-	-	(41,433)
Rentals/insurance/condominium/water/energy	-	(29)	(1,156)	-	-	-	(1,185)
Allowance for credit losses	-	-	-	-	(6,303)	-	(6,303)
Marketing expenses / events (*)	(3)	(8,131)	(119)	(5)	-	-	(8,258)
Software license	-	(622)	(5,382)	(350)	-	-	(6,354)
Commissions	-	(2,400)	(64)	-	-	-	(2,464)
Communication (*)	(6,940)	(4,663)	(2,023)	(363)	-	-	(13,989)
Travel expenses	(14)	(148)	(436)	(98)	-	-	(696)
Other expenses	(692)	(1,303)	(3,658)	(282)	-	-	(5,935)
Earn-out (i)	-	-	-	-	-	60,970	60,970
Result of disposal of assets	-	-	-	-	-	(258)	(258)
Other income and expenses, net	-	-	-	-	-	(140)	(140)
Total expenses by nature	(431,419)	(80,367)	(154,999)	(46,308)	(6,303)	60,572	(658,824)

(*) The Company reclassified some comparative balances for consistent presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

(i) As of December 2021, the Company recognized the fair value on the earn-out future payments of R$ 60,970 as other operating income.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

24. Financial Income (Expenses)

	For the year ended December 31,
	2023	2022	2021
Finance expenses
Interest on loans and financing	(17,269)	(22,342)	(13,939)
Interest on Debentures	(4,166)	(7,381)	(3,151)
Discount	(15,073)	(2,086)	(88)
Foreign exchange losses	(9,707)	(12,629)	(21,128)
Bank expenses and IOF (tax on financial transactions)	(3,098)	(3,990)	(6,575)
Other financial expenses	(2,578)	(3,321)	(4,766)
Interests on leasing contracts	(377)	(512)	(356)
Losses on derivative instrument	-	(895)	(210)
Inflation adjustment	(2,993)	(65)	(1,554)
Interest and adjustment to present value (APV) on liabilities from acquisition	(17,380)	(24,024)	-
Total financial expenses	(72,641)	(77,245)	(51,767)
Finance income
Interest	135	1,505	3,917
Foreign exchange gain	11,827	14,513	18,822
Interests on financial instrument	4,956	14,036	8,322
Other financial income	2,013	765	1,663
Gain on financial instrument	-	482	74
Interest and adjustment to present value (APV) on liabilities from acquisition	9,658	2,122	-
Total finance income	28,589	33,423	32,798
Net finance costs	(44,052)	(43,822)	(18,969)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

25. Income tax and social contribution

	2023	2022	2021
Deferred taxes on temporary differences and tax losses	202	91,249	23,313
Current tax expenses	(6,210)	(1,462)	(2,490)
Tax benefit (expense)	(6,008)	89,787	20,823

25.1. Reconciliation between the nominal income tax and social contribution rate and effective rate

	2023	2022	2021
Income before income tax and social contribution	(54,763)	(332,812)	(65,469)
Basic rate	34%	34%	34%
Income tax and social contribution	18,619	113,156	22,259
Tax Incentives - “Lei do Bem 11.196/05”	16,616	5,000	-
Tax loss carryforward not recorded from subsidiaries	(7,384)	(1,823)	(6,185)
IPO Bonus	-	(1,345)	(15,967)
Earn-out adjustment	-	-	20,730
Goodwill impairment	-	(13,427)	-
Write-off of deferred tax assets (i)	(19,048)	-	-
Profits of subsidiaries abroad	(8,328)	(5,442)	-
Difference in tax rate in the subsidiary	(2,145)	(1,835)	(951)
Others	(4,338)	(4,497)	937
Tax benefit (expense)	(6,008)	89,787	20,823
Effective rate	-10.97%	26.98%	31.81%

(i) Write off of deferred tax assets based on Company`s estimate of recoverability in the near future.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

25.2. Breakdown and Changes in deferred income tax and social contribution

	2023	2022	2021
Deferred tax assets
Provision for labor, tax and civil risk	13,551	12,583	10,428
Allowance for doubtful accounts	4,781	2,160	2,181
Tax losses and negative basis of social contribution tax	8,059	13,039	11,728
Provision for compensation or renegotiation from acquisitions	34,908	52,837	13,615
Goodwill impairment	33,059	33,059	-
Customer portfolio and platform	16,154	901	(14,673)
Other temporary differences	8,244	3,975	4,026
Total deferred tax assets	118,756	118,554	27,305
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)	(26,785)
Total deferred tax liabilities	(26,785)	(26,785)	(26,785)
Net deferred tax	91,971	91,769	520
Deferred taxes – assets	91,971	91,769	2,276
Deferred taxes – liabilities	-	-	(1,756)

Balance at December 31, 2021	520
Additions	91,321
Reversals	(72)
Balance at December 31, 2022	91,769
Additions	23,111
Reversals	(22,909)
Balance at December 31, 2023	91,971

Notes to the Consolidated Financial Statements

(In thousands of Reais)

25.3. Movement of deferred income tax and social contribution

	2023	Deferred taxes 2023 variation (a)	2022	Deferred taxes 2022 variation (a)	2021
Provision for labor, tax and civil risk	13,551	968	12,583	2,155	10,428
Allowance for doubtful accounts	4,781	2,621	2,160	(21)	2,181
Tax losses and negative basis of social contribution tax	8,059	(4,980)	13,039	1,311	11,728
Goodwill	(26,785)	-	(26,785)	-	(26,785)
Deferred tax from customer portfolio and digital platform	16,154	15,253	901	15,574	(14,673)
Provision for compensation or renegotiation from acquisitions	34,908	(17,929)	52,837	39,222	13,615
Impairment goodwill	33,059	-	33,059	33,059	-
Other temporary differences	8,244	4,269	3,975	(51)	4,026
Total	91,971	202	91,769	91,249	520

26.      Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

For the year ended December 31, 2023, 2022 and 2021, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of loss and shares used in calculating basic and diluted earnings per share.

	2023	2022	2021
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(61,004)	(243,029)	(44,646)
Denominator
Weighted average for number of common shares	41,739,993	41,595,506	32,616,258

Basic and diluted loss per share (in reais)	(1.456)	(5.843)	(1.369)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

27.      Risk management and financial instruments

27.1.   Classification of financial instruments

The classification of financial instruments is presented in the table below:

	December 31, 2023					December 31, 2022
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	63,742	-	-	-	-	43,796	56,447	56,447	-	-
Financial investment	-	-	-	-	-	-	8,160	8,160	-	-
Restricted cash	6,403	-	-	-	-	-	-	-	-	-
Trade accounts receivable	148,784	-	-	-	-	156,012	-	-	-	-
Total assets	218,929	-	-	-	-	199,808	64,607	64,607	-	-
Liabilities
Loans and financing	87,796	-	-	-	-	166,834	-	-	-	-
Trade and other payable	353,998	-	-	-	-	265,820	-	-	-	-
Liabilities from acquisition	292,152	-	-	-	-	285,428	66,202	-	-	66,202
Total liabilities	733,946	-	-	-	-	718,082	66,202	-	-	66,202

Notes to the Consolidated Financial Statements

(In thousands of Reais)

27.1.1.  Level 3 measurement

The fair value of liabilities from acquisitions is determined using unobservable inputs, therefore it is classified in the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of liabilities from acquisitions on measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Liabilities from acquisition	Market Comparison: The valuation model considers the acquisition price of companies of similar size, sector.	- Acquisitions multiples ranges depending on the gross profit business plan achievement	The estimated fair value would increase (decrease) if:- The gross profit was higher (lower) in the period of the earn-out calculation.

From the amount to be paid related to liabilities from acquisitions, the Company has a liability arising from its acquisitions that will be settled as certain milestones established in the contract are reached.

On October 31, 2023 the calculation period ended and in December, the amounts were approved by the executive sellers. As of December 31, 2023, the Company does not have amounts recorded under Liabilities from acquisition classified as level 3 of the fair value hierarchy (R$66,202 on December 31, 2022).

27.2.     Financial risk management

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

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	2023	2022
Cash and cash equivalents	63,742	100,243
Financial investment	-	8,160
Restricted cash	6,403	-
Trade accounts receivable	148,784	156,012
Total	218,929	264,415

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 180 days;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

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

(c)    Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of December 31, 2023, the Company no longer has derivative financial instruments.

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

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	87,796	101,391	41,807	39,183	20,401	-
Trade and other payables	353,998	353,998	353,998	-	-	-
Liabilities from acquisitions	294,703	294,703	134,466	92,088	68,149	-
Lease liabilities	2,808	3,319	2,051	1,268	-	-
Total	739,305	753,411	532,322	132,539	88,550	-

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(e)     Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

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

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	2023	2022
Loans and borrowings	87,796	166,834
Cash and cash equivalents	(63,742)	(100,243)
Net debt	24,054	66,591
Total equity attributable to owners of the Company	888,810	953,336
Net debt/equity attributable to owners of the Company (%)	0.03	0.07

28.      Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of December 31, 2023, the Company has in trade and other payables R$89,594 (R$71,054 as of December 31, 2022) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which regarding for the reimbursement of SMS costs. For the year ended December 31, 2023, the Company recognized in profit or loss the total of R$9,745 (In 2022, this was R$2,016) through financial discounts about prepayment reimbursement of SMS costs.

29.      Events after the reporting period

29.1.   New agreement with Banco ABC Brasil S.A.

On April 12, 2024, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a Commercial Notes, in the aggregate amount of R$15,000, establishing an amortization schedule comprised of 18 installments, six months of grace period and 12 installments of principal.

29.2.   New agreement with Banco Santander Brasil S.A.

On April 18, 2024, Zenvia Brazil entered into an agreement with Banco Santander S.A. for a CCB (Cédula de Crédito Bancário) in the aggregate amount of R$25,000, establishing an amortization schedule comprised of 12 installments, three months of grace period and 9 installments of principal.

29.3.   New agreement with Banco Itaú S.A.

On January 4, 2024, Zenvia Brazil entered into an agreement with Banco Itau S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$12,000, establishing an amortization schedule comprised of 36 installments, six months of grace period and 30 installments of principal.

29.4.    New agreement with Banco Bradesco S.A.

On January 3, 2024, Zenvia Brazil signed an amendment with Banco Bradesco S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$30,000, current balance R$11,073, establishing a new amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal.

29.5.    New agreement with Movidesk former shareholders of Earnout payment

On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert approximately R$100,000 of total debt into equity, subject to certain conversion deadlines agreed between the parties.

29.6.    New agreement with D1 former shareholders of Earnout payment

On February 6, 2024, Zenvia Brazil renegotiated the D1 earnout, in the total outstanding amount of R$21,521. Payment terms were extended to a total of 36 months, with a six-month grace period and 30 monthly payments, with final maturity in December 2026.

29.7.    Capital increase

On February 6, 2024, Zenvia issued 8,860,535 Class A common shares acquired by Cassio Bobsin, Zenvia’s founder & CEO via Bobsin Corp, for the price of US$1.14 per Class A common share (which corresponds to the Nasdaq closing price as of January 30, 2024), representing a total investment of approximately R$50,000 in the Company. Pursuant to the terms of the investment agreement in connection with such transaction, for a period of three years from the closing date of the investment, Bobsin Corp. will be entitled to receive additional cash or equity returns on its investment upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of the Company control). The calculation of such investment returns will be linked to the appreciation of Zenvia share price over this period of time, and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if there is any.

29.8.    New long-Term Incentive Program

On March 6, 2024, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 6”) that will grant Class A common shares (or cash-based payments equivalent to Class A common shares) to certain executives and employees of the Company and its subsidiaries subject to, among other conditions, a vesting period of thirty six months counted as of January 1, 2024 and, in the case of some senior officers and employees, the achievement of certain gross profit performance goals to be established by the Company. ILP 6 designates a maximum of 2,300,000 Class A common shares to be issued to the beneficiaries of the plan after the vesting period and the achievement of the gross profit goals, as applicable.
F-54