Form 20-F
period 2024-12-31
Zenvia Inc.
filed 2025-05-16
CIK 1836934

As filed with the Securities and Exchange Commission on May 15, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The number of outstanding shares as of December 31, 2024 was 28,269,709 Class A common shares and 23,664,925 Class B common shares.

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

1 NTD TOC to be updated.

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

We maintain our books and records in Brazilian reais, the functional currency of our operations in Brazil and the presentation currency for our consolidated financial statements. Unless otherwise noted, the consolidated financial information of Zenvia contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, together with the notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to Zenvia’s consolidated financial statements included elsewhere in this annual report, which were, prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), or IFRS Accounting Standards.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the consolidated financial statements included in this annual report do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.”

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2024 was R$6.1923 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2024, as reported by the Brazilian Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the reader and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss) and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss) and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS Accounting Standards as a substitute for the IFRS Accounting Standards measures of earnings, cash flows or profit (loss) in making an investment decision.

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

We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

We calculate Non-GAAP Operating Profit (Loss) as profit (loss) for the year adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations.

Adjusted EBITDA

We calculate Adjusted EBITDA as profit (loss) adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization, plus goodwill impairment. In particular, the exclusions in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and such exclusions remove items that we do not consider to be indicative of our core operating performance.

Market Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the Brazilian communication platforms market, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and specialized industry sources, such as the Brazilian Central Bank, Fundação Getúlio Vargas, or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, International Data Corporation, or IDC, Research Nester, Statista, Brazilian Association of Software Companies (Associação Brasileira das Empresas de Software), or ABES, Brazilian Support Service to Small Businesses (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or Sebrae, and Mobile Time, amongst others.

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

Our forward-looking statements may be affected by the following factors, among others:

●	our ability to increase cash generation and/or obtain funding through issuance of new equity or debt to comply with short and long term liabilities;
●	our ability to achieve or maintain profitability;
●	our ability to innovate and respond to technological advances, changing market needs and customer demands, such as the use of and demand for cloud-based customer experience, or CX, software-as-a-service, or SaaS, platform and our communications platform as a service, or CPaaS, and products such as short message service, or SMS;
●	our ability to face challenges in the expansion of our operations into new market segments and/or new geographic regions within and outside of Brazil;
●	our ability to successfully develop, acquire and integrate new businesses as customers in new industry verticals and appropriately manage our international expansion;
●	our failure to enhance our brand recognition or maintain a positive public image;
●	our failure to implement adequate internal controls, including in the acquired companies;
●	the inherent risks related to the SaaS and CPaaS market, such as the interruption, failure or breach of our computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services we offer;
●	general macro- and micro-economic, political and business conditions in Brazil and other countries where we operate and the impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses, as well as the impact of these conditions into our growth expectations and overall performance of our operations;
●	the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;
●	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business as we continue to grow;
●	our ability to attract and retain qualified personnel while controlling our personnel related expenses, as well as the lack of a qualified labor force (particularly developers);
●	the dependence of our business on our relationship with service providers as well with certain cloud infrastructure providers, and volatility of the costs related therewith;
●	our ability to maintain, protect and enhance our brand and intellectual property;
●	our ability to maintain our classification as an emerging growth company under the JOBS Act;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
6

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

In the context of our inorganic growth through acquisitions, we have recorded in our consolidated financial statements as of December 31, 2024 an amount of R$280,806 thousand as liabilities from acquisitions (being R$90,920 thousand recorded as current liabilities and R$189,886 thousand recorded as non-current liabilities), representing 28.9% of total liabilities (current and non-current liabilities) as of December 31, 2024. Also, as of December 31, 2024, our loans, borrowings and debentures amounted to R$126,855 thousand, of which R$81,137 thousand was current and R$45,718 thousand was non-current, while our existing cash and cash equivalents, as of December 31, 2024, amounted to R$116,884 thousand. As of December 31, 2024, we have a negative consolidated working capital in the amount of R$355,769 thousand (current assets of R$318,990 thousand and current liabilities of R$674,759 thousand), mainly as a result of past acquisitions, leading to concerns about our ability to continue as a going concern.

If, for any reason, we face difficulties in increasing our cash generation and/or accessing financing, and our strategy to optimize our working capital needs, including by renegotiating payment terms with suppliers and implementing divestments opportunities, is not successful, we may be unable to timely meet our principal and interest payment obligations in general. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity.”

We have a history of losses, which might continue in the near future, and our expenses might surpass our Adjusted EBITDA, which could prevent us from achieving or maintaining profitability.

We have incurred losses in the past three years, including a loss of R$154,658 thousand for the year ended December 31, 2024, R$60,771 thousand for the year ended December 31, 2023 and R$243,025 thousand for the year ended December 31, 2022. We may not succeed in increasing our Adjusted EBITDA to be profitable, as we seek to continue to expend significant funds to expand our marketing efforts to attract new customers, to develop and enhance our products and for general corporate purposes, including operations, upgrading our infrastructure and expanding into new geographical markets. To the extent we successfully increase our user base for our SaaS segment, we may also incur increased losses because costs associated with acquiring customers are generally incurred up front and may not be recovered from our customers, while the nature of the SaaS services refers to license subscriptions for the use of Zenvia platforms, where it is recognized proportionally to the time used. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase revenue from our customers in a sufficient manner to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including as a result of the other risks described herein, and unforeseen expenses, difficulties, complications, delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common shares may significantly decrease. Furthermore, it is difficult to predict the size and growth rate of our market, customer demand for our platform, user adoption and renewal of our platform, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not achieve or maintain profitability in future periods. If we fail to grow our revenues sufficiently to keep pace with our related investments and other expenses, our business would be harmed.

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

66.8% of our revenue for the year ended December 31, 2024 was derived from our CPaaS segment and a substantial part of such revenue is generated from our SMS text messaging service. A reduction in our revenue from this service could materially adversely affect our operation results, cash flows and liquidity.

A substantial portion of our revenue is currently dependent on our SMS text messaging service. As a result, a reduction in revenue from this source of income, whether due to increased competition, cost increase from network service providers, adverse market conditions or a general reduction in demand for SMS text messaging services or other factors (including our inability to generate revenue from the other products we offer to our customers or potential divestment), could materially adversely affect our operational results, cash flows and liquidity. See also “—If we cannot keep pace with rapid developments and changes in our industry and fail to continue to acquire new customers, the use of our products and services could cease to grow or decline and, thereby, adversely affect our revenues, business and prospects.”

A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.

A significant portion of our revenue is currently concentrated in our outlier customers, which are our top 10 largest customers in terms of revenue. For the years ended December 31, 2024, 2023 and 2022, 38.2%, 33.4% and 37.0%, respectively, of our revenue was derived from such customers. Of our outlier customers, our single top customer alone accounts for more than 7% of our revenues for the fiscal year ended December 31, 2024. For the years ended December 31, 2023 and 2022, 10.2% and 12.5%, respectively, of our revenue was derived from a single top customer. Therefore, a slowdown in the industries in which such customers are concentrated due to market forces, macroeconomic conditions or regulatory changes could result in decreased demand for our products and services. In particular, such customers are particularly vulnerable to the effects of adverse macroeconomic conditions due to the corresponding impacts that macroeconomic factors typically have on end-consumer spending. Such effects may affect our revenue volumes, results of operations and profit margins. For example, certain of our outlier customers reduced the usage of our SMS text messaging services in April 2020 as a cost-saving initiative designed to mitigate the impacts of COVID-19 pandemic on their businesses. In addition, any adverse market forces affecting the industry in which our customers are currently concentrated also increases our counterparty risk as it may heighten their risk of default.

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

We expect to be increasingly dependent on WhatsApp, since it has become a preferred channel of communication in Brazil and elsewhere in Latin America. Since WhatsApp is notably strict about the manner in which companies are allowed to interact with WhatsApp users, changes in the policies or in the terms and conditions of use of this communication channel might also adversely affect market potential and attractiveness for WhatsApp based solutions in the event such changes result in a decrease of possible use cases or result in increases on message content restrictions. For instance, in 2021, WhatsApp made changes to the conversation-based pricing policy of its business platform. As a result of these changes, certain interactions between businesses and their end-customers, which were previously free of charge, may now be subject to charges under certain conditions. This change had no significant impact in our operations in 2022, 2023 and 2024, but we cannot guarantee that a future increase in costs in the usage of WhatsApp will not adversely impact our results of operations or the expected growth derived from the usage of this channel of communication or that we will be able to pass such costs onto our customers.

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

Holders of our common shares could suffer dilution or be negatively affected by fixed payment obligations we may incur if we raise additional funds through the issuance of additional equity securities or debt. For instance, in July 2024, we established an “at the market” program, or the ATM Program, through a sales agreement with A.G.P./Alliance Global Partners, which was terminated by us on February 20, 2025. From the commencement of the ATM Program through December 31, 2024, we issued 133,723 Class A common shares in exchange for gross proceeds of US$256,271, at an average share price of US$1.92, and raised US$248,583 after paying commissions of US$7,688 to AGP. Subsequent to December 31, 2024, we issued 504,617 Class A common shares in exchange for gross proceeds of US$1,279,594, at an average share price of US$2.54, and raised US$1,267,013 after paying commissions of US$38,388 to AGP. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity.”

Further, our shareholders may experience dilution due to the issuance of earn-out shares following the consummation of our post-IPO acquisitions. Certain former shareholders of Movidesk may receive, at Zenvia’s discretion, earn-out payments in the form of Zenvia Class A common shares, representing up to R$100,000,000 of the amount owed to them. For further information about our post-IPO acquisitions and associated liability, see “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions. To the extent the conditions to the issuance of such earn-out shares are satisfied, additional Class A common shares may be issued, which will result in dilution to the holders of our common shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that the earn-out shares may be issued could adversely affect the market price of our common shares.

Moreover, our current level of indebtedness could affect our credit rating and our ability to obtain any necessary financing in the future and may increase our cost of borrowing. In addition, our level of indebtedness could make it more difficult to refinance our existing indebtedness and could make us more vulnerable in the event of a downturn in our business. In these and other circumstances, servicing our indebtedness may use a substantial portion of our cash flow from operations, which could adversely affect us as well as to fund our operations, working capital and capital expenditures necessary for the maintenance and expansion of our business activities. As of December 31, 2024, our total loans, borrowings and debentures outstanding was R$126,855 thousand, comprised of R$81,137 thousand of current liabilities and R$45,718 thousand of non-current liabilities.

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

In this context, as a result of our use of artificial intelligence technologies into our business, the risks and unintended consequences in social, ethical and regulatory issues related to the use of artificial intelligence / generative artificial intelligence in our product offerings may result in reputational harm and adversely impact our results of operations. Most artificial intelligence solutions are evolving and are not infallible, and issues with data sourcing, technology integration, decision-making bias of artificial intelligence algorithms, security challenges, protection of privacy for personal identifiable information, content labeling and an effective use governance has not yet been perfected. While efforts are being made to deploy artificial intelligence responsibly with appropriate controls, our ability to do so effectively cannot be guaranteed. If our solutions incorporating artificial intelligence are flawed, they may cause harm to our clients or their customers and could impact our reputation and results of operations. The regulatory landscape surrounding artificial intelligence technologies is rapidly evolving, and how these technologies will be regulated remains uncertain. Such regulations may result in significant risks and operational costs which would impact our profitability and results of operations.

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

Our number of active customers for the years ended December 31, 2024, 2023 and 2022 was 10,622, 12,929 and 13,336, respectively. We cannot guarantee that we will be able to increase the number of our customers and revenues generated within the active customer base. Our Net Revenue Expansion (NRE) rate was 106.5%, 92.4% and 107.7% for the years ended December 31, 2024, 2023 and 2022, respectively. Net Revenue Expansion (NRE) rate is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product). For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

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

We may from time to time dispose of certain assets, which could impact our financial position or results of operations.

We may from time to time proactively evaluate opportunities to divest assets in case we determine that certain assets no longer align with our business strategy. As a result, we may decide to sell, divest, or otherwise dispose of these assets.

For instance, as announced on January 13, 2025, we have also initiated a new strategic cycle that will focus on our SaaS business, particularly on the recently launched Zenvia Customer Cloud. As a result, our management has been proactively evaluating opportunities to divest assets and segments considered to be non-core. There are inherent risks associated with such potential dispositions and the sale of assets could result in financial outcomes that differ from expectations. Additionally, we may incur significant transaction costs, including legal fees, advisory fees, and potential restructuring charges, which could affect our financial position or results of operations. We may also lose certain revenue streams, customer relationships, or operational capabilities as a result of these disposals.

Furthermore, we may not be able to dispose of assets on a timely basis, at the desired price or at all, which may adversely affect us.

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

We strive to attract new customers by constantly refining and evolving our products to enhance customer experiences, such as with the launch of Zenvia Customer Cloud solution on October 16, 2024, a full-service AI-powered solution designed to revolutionize the customer experience by combining the power of AI with a fully integrated management solution addressing every aspect of the customer journey, from marketing and sales to customer service and relationship management. However, there can be no assurance that our approach to overcome potential customer reluctance to change vendors will be successful, which may adversely affect our growth.

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

We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. For instance, since the completion of our initial public offering, we completed the acquisition of Sensedata Tecnologia Ltda, or SenseData, One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. - Direct One, or D1, and Movidesk Ltda., or Movidesk, in order to create the basis for the solutions provided by our SaaS business segment. We also intend to continue developing new SaaS services, which may require us to maintain and/or increase a developers team and, therefore, may lead to higher expenses in research and development. An example is the integration, in February 2023, of ChatGPT technology into our mass texting solution, Zenvia Attraction, to provide increasingly personalized and efficient suggestions in the composition of messages and in May 2023, we also integrated ChatGPT technology with our chatbot tool, which improves certain solutions in our SaaS segment with enterprise customers. Another example is the launch of Zenvia Customer cloud solution, on October 16, 2024, a full-service AI-powered solution designed to revolutionize the customer experience by combining the power of AI with a fully integrated management solution addressing every aspect of the customer journey, from marketing and sales to customer service and relationship management. There can be no assurance that these investments and any future investments will result in products or enhancements that will be accepted by existing or prospective customers. Our ability to generate additional usage of products by our customers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, our business, results of operations and financial condition would be adversely affected.

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

If we fail to manage our business effectively with the available workforce, our results of operations and financial condition could be adversely affected.

We have experienced a decrease in our business in terms of number of employees and active customers. For example, our consolidated headcount was 956, 1,076 and 1,191 as of December 31, 2024, 2023 and 2022, respectively, a decrease of 11.2% to December 31, 2024 from December 31, 2023 and a decrease of 9.7% to December 31, 2023 from December 31, 2022. Also, on January 13, 2025, we announced a reduction in our headcount of approximately 15%, which led to a consolidated headcount of 803 employees.

Although this reduction is due to our intent to have more simplified and streamlined operations, we may fail to effectively execute, or achieve the stated goals of, the reduction in workforce or our key strategic priorities. Our plans may also change as we continue to refocus on our key priorities. These actions may take more time than we currently estimate and we may not be able to achieve the cost-efficiencies sought. In addition, the reduction in workforce may negatively impact employee morale for those that are not directly impacted, which may increase employee attrition and hinder our ability to achieve our key priorities. Any failure to achieve the expected benefits from the reduction in workforce or from other recent management and personnel related changes could adversely affect our stock price, financial condition and ability to achieve our key priorities.

We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we mature as a public company, we may find it difficult to maintain our corporate culture unchanged. Any organizational changes in our business in a manner that preserves the key aspects of our culture could harm our future prospects, including our ability to recruit and retain personnel, and effectively focus on and pursue our corporate objectives. This, in turn, could adversely affect our business, results of operations and financial condition.

Furthermore, as our business grow, our ability to maintain reliable service levels for our customers could be affected. If we fail to achieve the necessary level of efficiency as we grow, our business, results of operations and financial condition could be adversely affected.

Finally, as our business continues to grow, we expect to continue to spend substantial financial and other resources on, among other things:

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

Our results of operations, including the levels of our revenue, cost of services, gross profit and other operating (expenses) income may vary significantly in the future. These fluctuations may result from a variety of factors, many of which are outside of our control and may be difficult to predict and may or may not fully reflect the underlying performance of our business. If our results of operations, forward-looking quarterly and annual financial guidance or expected key metrics fall below the expectations of investors or securities analysts, then the trading price of our Class A common shares could decline substantially. Some of the important factors that may cause our results of operations to fluctuate from quarter to quarter include:

●	our ability to retain and increase revenue from existing customers and attract new customers;
●	fluctuations in the amount of revenue from our customers;
●	our ability to attract and retain businesses as customers;
●	our ability to introduce new products and enhance existing products;
●	competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;
●	changes in laws, industry standards, regulations or regulatory enforcement, in Brazil or internationally, including Signature-based Handling of Asserted Information Using to KENs/Secure Telephone Identity Revisited (SHAKEN/STIR), a technology framework intended to combat unwanted robocalls and fraudulent caller ID spoofing, and other robocalling prevention and anti-spam standards as well as enhanced Know-Your-Client processes that impact our ability to market, sell or deliver our products;
●	processes that impact our ability to market, sell or deliver our products;
●	the number of new employees;
●	changes in network service provider fees that we pay in connection with the delivery of communications on our platform;
●	changes in cloud infrastructure fees that we pay in connection with the operation of our platform;
●	changes in our pricing as a result of our optimization efforts or otherwise;
●	reductions in pricing as a result of negotiations with our larger customers;
●	the rate of expansion and productivity of our sales force;
●	changes in the size and complexity of our customer relationships;
●	the length and complexity of the sales cycle for our services, especially for sales to larger businesses, as well as government and regulated businesses;
●	change in the revenue mix of Brazil and international products;
●	change in the mix of products that our customers use;
●	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in our international expansion, additional systems and processes and research and development of new products and services;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;
●	the timing of customer payments and any difficulty in collecting accounts receivable from customers;

●	general economic conditions that may adversely affect a prospective customer’s ability or willingness to adopt our products, delay a prospective customer’s adoption decision, reduce the revenue that we generate from the use of our products or affect customer retention;
●	changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;
●	sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;
●	the impact of new accounting pronouncements; and
●	expenses in connection with mergers, acquisitions or other strategic transactions and the follow-on costs of integration, as well as potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses.

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

Additionally, global pandemics such as COVID-19 as well as certain large-scale events, such as major elections and sporting events, can significantly impact usage levels on our platform, which could cause fluctuations in our results of operations. We expect that significantly increased usage of all communications platforms, including ours, during certain seasonal and one-time events could impact delivery and quality of our products during those events. Such annual and one-time events may cause fluctuations in our results of operations and may impact both our revenue and operating expenses.

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

On July 31, 2021, Zenvia Brazil completed the acquisition of the, direct and indirect, interest of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or D1, a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences. Upon consummation of the acquisition of D1, we also became indirect holders of 100% of the share capital of Smarkio Tecnologia Ltda., or Smarkio, a wholly-owned subsidiary of D1 and a cloud-based company that combines an automated marketing platform through chatbots with a platform for creating, integrating and processing conversational interfaces that can be used by developers and business users. Smarkio was acquired by D1 in December 2020 and D1 started consolidating Smarkio in its financial statements as of December 1, 2020. Smarkio was merged into D1 on November 1, 2021. For more information, see “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions—Consummated Acquisitions.”

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

In addition, we may face risks in doing business internationally that could adversely affect our business, including:

●	exposure to political developments in the countries we operate into which we plan to expand that may create an uncertain political and economic environment and instability for businesses, which could disrupt the sale of our services and the mobility of our employees and contractors between and within these jurisdiction;
●	our ability to effectively price our products in competitive international markets;
●	new and different sources of competition or other changes to our current competitive landscape;
●	understanding and reconciling different technical standards, data privacy and telecommunications regulations, registration and certification requirements outside of Brazil, which could prevent customers from deploying our products or limit their usage;
●	our ability to comply with regulations and industry standards relating to data privacy, protection and security enacted in countries and other regions in which we operate or do business;
●	potentially greater difficulty collecting accounts receivable and longer payment cycles;
●	higher or more variable network service provider fees outside of Brazil;
●	the need to adapt and localize our products for specific countries;
●	the need to offer customer support in various languages;
●	difficulties in understanding and complying with local laws, regulations and customs in non-Brazilian jurisdictions;
●	compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act;
●	changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;
●	limited protection for intellectual property rights in certain countries;
●	adverse tax consequences;
●	fluctuations in currency exchange rates, which could increase the price of our products outside of Brazil, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;
●	currency control regulations, which might restrict or prohibit our conversion of other currencies into Brazilian reais;
●	restrictions on the transfer of funds;
●	deterioration of political relations between Brazil and other countries;
●	the impact of natural disasters and public health epidemics on employees, contingent workers, sales channel partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown;
●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location; and
●	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations.

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

Pursuant to the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD.

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

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the increase in government spending. If these proposals are enacted they may adversely affect our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows.

On December 20, 2023, Constitutional Amendment No. 132 was enacted into law in Brazil and introduced a new model of taxation on consumption in Brazil. In summary, this reform replaces the IPI, PIS, and COFINS federal taxes with a Contribution on Goods and Services, or CBS. The ICMS state tax and ISS municipal tax will be replaced by a Tax on Goods and Services, or IBS. Taxation will be done exclusively at the destination and will be fully non-cumulative, meaning that CBS and IBS taxes applicable in the previous stage will be credited and deducted from the amount owed by the taxpayer in their billing. IBS and CBS taxes will have unified legislation, and they will be calculated on an “outside” basis, which means that these taxes will not be included in their calculation basis-as opposed to ICMS and ISS taxes, which are calculated on an “inside” basis and are included in their calculation basis. There will be a transition period from 2026 to 2032 when current taxes will be gradually replaced by IBS and CBS. During the transition period, there will be more operational complexity due to the coexistence of two models of taxation on consumption, and we expect that taxation will be effectively simplified from 2033 onwards. With the approval of all infraconstitutional legislation between 2024 and 2025, there will be systemic adaptations for tax authorities and taxpayers in 2025, and the start of the new taxes is expected for 2026.  Also, on December 29, 2023 Law No. 14,789 was enacted into law and set forth new rules for calculating interest on shareholders’ equity.  The effects of the tax reform measures and any other changes that could result from the enactment of new and additional tax regulations have not been, and cannot be, quantified yet. We cannot guarantee that the IBS and CBS rates will not be higher than the levies currently applied to our business or that the new tax regulations to be passed by the Congress will not have a material adverse effect on our business, financial condition, results of operation and prospects.

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

Our future success depends in part on our ability to obtain allocations of geographical, regional, local and toll-free direct inward dialing numbers, or DIDs, at a reasonable cost and without overly burdensome restrictions because DIDs are necessary to access the public telecommunications network (even through VOIP technology) and the business model developed by us requires the management of DIDs on behalf of our customers in order to timely and effectively complete and receive calls at reasonable costs. Our ability to obtain allocations of, assign and retain DIDs depends on factors outside of our control, such as applicable regulations, the practices of authorities that administer national numbering plans or of network service providers from whom we can provision DIDs, such as offering DIDs with conditional minimum volume call level requirements, the cost of these DIDs and the level of overall competitive demand for new DIDs.

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

Failure to meet or satisfy any of these covenants could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we may be required to seek waivers or renegotiate our existing agreements. For example, in 2023, we renegotiated our financing agreements, including the financial covenants therein. As of December 31, 2024, we performed a thorough review of the covenants associated with our loan and financing agreements, as part of our regular year-end procedures. Although we were in full compliance with all financial covenants as of that date, with no breaches or events of default identified, certain waivers were proactively renegotiated with financial institutions as a precautionary measure to address potential non-compliance with restrictive clauses. These waivers were formally documented through appropriate consents, ensuring continued alignment with the terms of the respective agreements (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”). However, there can be no guarantee that we will be successful in future renegotiations if we fail to meet the financial targets for our current and future debt covenants. If we are unable to obtain such waivers, a large portion of our debt could be subject to acceleration. In the event of acceleration, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

In connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting as of December 31, 2024. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The identified material weakness relates to the ineffective design, implementation and operation of internal controls over the revenue recognition business process.

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

In the ordinary course of business, we and our subsidiaries are and may continue to be in the future parties to tax, civil, labor and consumer protection proceedings, as well as arbitration and administrative investigations, inspections and proceedings whose outcomes may be unfavorable to us. As of December 31, 2024 and 2023, we have recorded an amount of R$1,797 thousand and R$42,207 thousand, respectively, in provisions for disputes that represent a probable loss for us and our subsidiaries. Also, we are not required to record provisions for proceedings in which our management judges the risk of loss to be possible or remote. However, the amounts involved in some of these proceedings may be substantial, and eventual losses on them could be significantly high. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an impact on our cash flow if we were required to pay those amounts and the eventual losses could be higher than the provisions we have recorded. Unfavorable decisions in our legal proceedings (including court decisions unfavorable to us in amounts above those provisioned for or that prevent us from carrying out our projects, as initially planned) may, therefore, reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. For more information on material legal proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information––Legal and Administrative Proceedings.”

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

●                    public health crises; and

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.8%, 3.6% and 5.8% for the years ended December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 2.00% as of December 31, 2021, 13.75% as of December 31, 2022, 11.75% as of December 31, 2023 and 12.25% as of December 31, 2024. As of the date of this annual report, the official Brazilian base interest rate is 14.75%. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.2591 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.9048 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.3080 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.8748 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.0307 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.9372 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. As of December 31, 2022, the Brazilian real/U.S. dollar selling exchange rate was R$5.2177 per U.S. dollar, reflecting a 6.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2021. The real appreciated against the U.S. dollar in 2023 by 7.2%. The exchange rate as of  December 31, 2024 was R$6.1923 per US$1.00, from R$4.8413 per US$1.00 as of December 29, 2023. The exchange rate reported by the Brazilian Central Bank was R$5.6262 per US$1.00 on May, 13, 2025. There can be no assurance that the real will not again depreciate and/or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, 1.1% for the year ended December 31, 2019 and a contraction of 4.1% for the year ended December 31, 2020. Brazilian GDP grew 4.6% in the year ended December 31, 2021, grew 2.9% in the year ended December 31, 2022, grew 2.9% in the year ended December 31, 2023 and grew 3.4% in the year ended December 31, 2024. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crisis in Europe and other countries and global tensions, as well as economic or political crises and social unrest in Latin America or other emerging markets, can significantly affect the perception of the risks inherent in investment in Brazil.

Economic and political uncertainty and potential interest rate increases in the United States may also create uncertainty in the Brazilian economy. The policies to be adopted by Mr. Donald Trump as the President of the United States after having taken office on January 20, 2025, particularly with respect to trade and commercial barriers, are still uncertain. In the past, Mr. Trump has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States. On February 2025, Mr. Donald Trump singed new executive orders determining raised tariffs on steel and aluminum imports to a flat 25%, without exceptions or exemptions, which directly impact suppliers in Brazil and other countries. In a more recent action, Mr. Donald Trump has signed a presidential memorandum laying out a plan to impose reciprocal tariffs on foreign nations, targeting a list of imports that includes the ethanol produced in Brazil, among others. To the extent changes in the U.S. political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

Furthermore, global markets are still operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization (NATO). Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russians bank being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas, the Hezbollah attacks on Israel, the Houthi attacks in the Red Sea, and other hostilities from rebel militia groups in Syria and Iraq. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from such conflicts or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. In addition, since the commencement of the Israel-Hamas war, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Iran has also launched drone and missile attacks on military and civilian targets within Israel. Although the length and impact of the ongoing conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situations in Ukraine, the Gaza Strip, Syria, Israel, Iraq and globally and assessing their potential impacts on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

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

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. A summary of the historical perspective by three major rating agencies of Brazil’s credit rating is below:

●In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was affirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook, which was affirmed in December 2020. On November 30, 2021, Standard & Poor’s maintained the BB- rating with a stable outlook, which was confirmed in June 2022. In June 2023, Standard & Poor’s maintained the BB- rating with a positive outlook and in December 2023 S&P Global Ratings raised its foreign and local currency ratings on Brazil to BB rating.

●In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s affirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. In May 2020, December 2021, April 2022 and November 2023, Moody’s maintained the Ba2 rating with a stable outlook. In May 2024, Moody’s maintained the Ba2 rating but changed the outlook to positive. In October 2024, Moddy’s ranked Brazil as Ba1 with a positive outlook.

●In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was affirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative, citing the deterioration of the Brazilian economic and fiscal scenarios and the worsening risks for both dimensions, given the renewed political uncertainty, in addition to the uncertainties about the duration and intensity of the COVID-19 pandemic. In November 2020, Fitch maintained the BB-negative rating with a negative outlook. In July 2022, Fitch reaffirmed the BB- negative rating. In December 2022, Fitch affirmed Brazil as BB- negative rating with stable outlook. In July 2023, Fitch upgraded Brazil´s credit rating to BB with a stable outlook, which was reaffirmed in December 2023 and further confirmed in June 2024.

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

As of the date of this annual report, our controlling shareholders, in the aggregate, own 100% of our outstanding Class B common shares and 35.3% of our outstanding Class A common shares, which represent approximately 92.99% of the voting power of our issued capital and 64.50% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate the totality of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits an investor’s ability to influence corporate matters.

As of the date of this annual report, our controlling shareholders own 100% of our Class B common shares and 35.3% of our outstanding Class A common shares, resulting in their ownership of 64.50% of our outstanding shares, and, consequently, 92.99% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders.” These entities will control a majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders will be able to elect the members of our board of directors. Our controlling shareholders will be able to appoint the totality of our board despite owning a non-proportionate number of shares and any corporate restructuring, merger or consolidation or any business combination transaction will additionally require the approval of our controlling shareholders so long as they each hold Class B common shares. In addition, our Articles of Association require the consent of our controlling shareholders before our shareholders are able to take certain corporate actions, including to amend such document. For more information, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital.” The interests of these shareholders may conflict with, or differ from, the interests of other shareholders. Our controlling shareholders’ decisions on these matters may be contrary to an investor’s expectations or preferences, and they may take actions that could be contrary to an investor’s interests. Our controlling shareholder will be able to prevent any other shareholders, including investors, from blocking these actions. So long as these shareholders continue to own a substantial number of our shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.

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

As of the date of this annual report, we had 28,774,326 outstanding Class A common shares and 23,664,925 Class B common shares.

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

See also “⸺ We may require additional financing to support our future capital requirements and we may not be able to secure such financing on favorable terms or at all. Our current level of indebtedness could make it more difficult or expensive to refinance our maturing debt and/or incur new debt.”

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

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. As an emerging growth company, we can: (i) include less extensive narrative disclosure than required of other reporting companies, (ii) provide audited financial statements for two fiscal years, in contrast to other reporting companies, which must provide audited financial statements for three fiscal years, (iii) not provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (iv) defer complying with certain changes in accounting standards and (v) use test-the-waters communications with qualified institutional buyers and institutional accredited investors. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering, (b) in which we have total annual revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end).We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

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

Our History

We were founded in Brazil more than 20 years ago as a bootstrapped startup in a garage serving businesses with complex networking infrastructures through our platform of APIs for SMS messaging connectivity. As we continued to grow, we scaled our business by adding new CX communication SaaS, tools and channels to our platform, making it more flexible, versatile and comprehensive in order to capitalize on the market opportunity to serve customers along their end-consumer’s lifecycle.

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

Also, we issued, in February 2024, 8,860,535 Class A common shares that were acquired by Cassio Bobsin through Bobsin Corp., our founder and CEO, representing a total investment of R$49,997 thousand into us. Pursuant to the terms of the investment agreement in connection with such transaction, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled, to receive as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on and the sale of Zenvia’s control). The calculation of such investment return will be linked to the appreciation of Zenvia’s share price over this period of time and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any. In connection therewith, Bobsin Corp. agreed to grant a waiver such that the offering of Class A common shares under the ATM Program described below would not be deemed a liquidity event for purposes of this investment agreement and Bobsin Corp. would not entitled Bobsin Corp. to receive any return thereon.

See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders.”

ATM Program

On July 15, 2024, we entered into a sales agreement, or the sales agreement, with A.G.P./Alliance Global Partners, or AGP, to create the ATM Program, relating to the sale of our Class A common shares. The ATM Program was terminated by us on February 20, 2025. From the commencement of the ATM Program through December 31, 2024, we issued 133,723 Class A common shares in exchange for gross proceeds of US$256,271, at an average share price of US$1.92, and raised of US$248.583 after paying commissions of US$7,688 to AGP. Subsequent to December 31, 2024, we issued 504,617 Class A common shares in exchange for gross proceeds of US$1,279,594, at an average share price of US$2.54, and raised US$1,267,013 after paying commissions of US$38,388 to AGP.

For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—.”Liquidity.”

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

The SaaS segment carries higher Gross Margin compared to our other products and we believe which will bring the most growth in the future. Due to our strategy, our SaaS solutions already represent almost half of our Gross Profit, which was almost nonexistent nearly four years ago.

In the year ended December 31, 2024, 43.6% of our gross profit originated from our SaaS segment, while 56.4% of our gross profit originated from our CPaaS segment.

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

According to our customer needs, we can provide tools capable of creating, through a few clicks, a highly scalable conversational flow with the support of artificial intelligence along with a human touch throughout the end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS portfolio, which includes Zenvia Attraction, Zenvia Conversion, Zenvia Service, and Zenvia Success and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication. Moreover, our platform allows the integration with legacy systems and has native integrations with software such as CRM (Customer Relationship Management, ERP (Enterprise Resource Planning) and others.

Also in CPaaS, businesses use our platform to interact with their end-consumers on communication channels such as SMS, voice and IP-based messaging service products (such as WhatsApp).

Zenvia is building a long-term vision from the ground up. We started our operations over 20 years ago by enabling communications for businesses with their end-customers, mainly through SMS: enabling customers to send one-way messages with product offerings and services through our Platform. After some time, we started enabling conversations for customers, so the one-way messages became two-way conversations. An example of this is when an end-customer from our customer can chat with a person or chatbot for support. By integrating our acquisitions that allowed us to create our CX SaaS solutions, Zenvia will reach the enabling experiences phase, allowing end-customers to experience a streamlined relationship with brands, no matter the channel or moment in time: everything will be perceived as a continuous conversation resulting in more valuable customer interactions and brand loyalty. We have already integrated all acquired companies’ teams into Zenvia and we expect to conclude the platform and systems integrations during the year of 2025.

Our platform, combined with our business model, empowers innovators within every business, encouraging them to be autonomous while improving their end-consumer journey without upfront payments and complex systems implementation and integration. We may give businesses free access to our platform for a trial period to allow them to test their use cases prior to entering into contracts.

Our SaaS business model revenues are derived from subscriptions and project implementation services, while our CPaas business model is based primarily on interactions volume, which means our revenues scale as our customers increase their usage of our platform. As businesses increasingly adopt our platform with new use cases or for other aspects of their business. Our Net Revenue Expansion (NRE) rate was 106.5%, 92.4% and 107.7% for the years ended December 31, 2024, 2023 and 2022, respectively.

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

We strive to attract new customers by constantly refining and evolving our products to enhance customer experiences, such as with the launch of Zenvia Customer Cloud solution on October 16, 2024, a full-service AI-powered solution designed to revolutionize the customer experience by combining the power of AI with a fully integrated management solution addressing every aspect of the customer journey, from marketing and sales to customer service and relationship management.

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

For 2025, our goal is to integrate our SaaS solutions, unifying our platforms into one, which will improve the customer experience throughout the customer journey. We believe, but cannot guarantee, that the integration will simplify our relationship with our customers and increase our sales.

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

One of the biggest retail companies in Brazil is using Zenvia’s SaaS solutions to digitize its customer journey. Given that the client’s customer service channel was largely phone based, one of the key solutions chosen was Zenvia's customer experience platform in order to implement chatbots in the customer contact channel. The bots work on both the inbound and outbound flow of information to answer a simple question on a delivery date and notify customers of a problem that may impact a delivery date. The implementation of Zenvia’s chatbot led to a dramatic change in the client’s customer experience and brands, which can be measured via satisfaction surveys. We support this client operation with 130 customized journeys, which shows how we can use our solutions in a different way for each customer.

One of the biggest companies in the Brazilian construction industry has been transforming its customers’ experience by using our CX SaaS platform in its processes. This client started using WhatsApp and voice features tools and today also runs other SaaS solutions throughout the customer journey, such as Zenvia Attraction, Zenvia Conversion and Zenvia Service.

One of the biggest companies in the education industry, has chosen our CX solutions to optimize their marketing and sales and provide a better CX to their end-consumers (students). This customer has selected journeys to increase applications, attract past students, market and improve communication with inactive students. This resulted in increases of 18% in this client’s sales conversion and operational results, as well as a 31% decrease in customer support drop rate.

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

As of the year end December 31, 2024 we had a total of 10,622 clients of all sizes and from across a broad range of industries throughout Latin America (5,936 of them making of our SaaS segment and 4,963 making use of our CPaaS segment, some of which overlap as both SaaS and CPaaS clients), a decrease from 12,929 as of December 31, 2023 and a decrease from 13,336 clients as of December 31, 2022. Some of our most important clients include LG Electronics, Casas Bahia, Mitre, Ânima, Petlove, Tivit, Mobly, and others.

Despite the fact that we have a large customer base and we have customers across a broad range of industries and of all sizes (small, medium and large companies, depending on the number of employees), our 10 largest customers represented 38.2%, 33.4% and 37.0% of our revenue in the years ended December 31, 2024, 2023 and 2022, respectively. Of our outlier customers, our single top customer alone accounts for more than 7.4% of our revenues for the fiscal year ended December 31, 2024. For the years ended December 31, 2023 and 2022, 10.2% and 12.5%, respectively, of our revenue was derived from a single top customer. We are working to further decrease this concentration by investing in marketing initiatives to attract new small and medium business, or SMB customers, to our platform and providing additional services to our existing customer base. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

We believe our usage-based recurring revenue model allows us to grow with our customers and increase our revenue base as they increase their use of our SaaS and communication channels. We initially adopt a “land and expand” strategy, pursuant to which we introduce our platform to our customers based on one simple use case, which is usually SMS, and then develop the customer relationship over time, upselling and cross-selling our suite of solutions as they grow and improve their customer journey. Our Net Revenue Expansion (NRE) rate was 106.5%, 92.4% and 107.7% for the years ended December 31, 2024, 2023, and 2022, respectively. For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”

Net cash from our operating activities amounted to R$107,771 thousand for the year ended December 31, 2024, compared to net cash from our operating activities amounting to R$162,547 thousand for the year ended December 31, 2023 and net cash from our operating activities amounting to R$108,455 thousand for the year ended December 31, 2022. Our revenue totaled R$959,680 thousand, R$807,577 thousand and R$756,715 thousand in the years ended December 31, 2024, 2023 and 2022, respectively, representing an increase of 18.8% between the years ended December 31, 2024 and 2023 and an increase of 6.7% between the years ended December 31, 2023 and 2022. Our loss for the year ended December 31, 2024 amounted to R$154,658 thousand, compared to loss for the year ended December 31, 2023 amounting to R$60,771 thousand and loss for the year ended December 31, 2022 amounting to R$243,025 thousand. Our Adjusted EBITDA for the year ended December 31, 2024 amounted to positive R$95,294 thousand, compared to positive R$77,096 thousand and negative R$77,273 thousand for the years ended December 31, 2023 and 2022, respectively, as we continue to focus on increasing our profitability and business growth. As of December 31, 2024, we had already integrated all acquired companies’ teams into Zenvia and we expect to conclude the platform and systems integrations during the year 2025.

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

Our Post-IPO Acquisitions

We have a track record of acquiring businesses and technologies that provide us with new product offerings and capabilities and help us to penetrate new markets. We aim to increase our geographic footprint by expanding our addressable market and may pursue acquisitions or strategic investments in businesses to strengthen our presence in the Latin American region.

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

On February 6, 2024, we further renegotiated the Movidesk earn-out referred in the paragraph above, which total outstanding amount was R$206,699 thousand as of such date, further extending the payment terms to a total of 60 months and final maturity to December 2028. Movidesk earn-out payments are agreed to be paid as the following: monthly payments of R$1,000 thousand, amounting to 12,000 thousand in the year 2024, (which were duly paid), monthly payments of R$ 1,500 thousand, amounting to R$ 18,000 thousand in the year 2025, and monthly payments of R$ 4,908 thousand amounting R$ 58,900 thousand in the years 2026, 2027 and 2028. We also negotiated for an option to convert up to R$100,671 thousand of such outstanding amount into our equity, of which R$50,000 thousand can be converted until December 31, 2025. The remaining balance of R$50,000 thousand can be converted partially or fully, once every 6 months, with total amount limited to 6 installments, from January 1, 2026, until December 1, 2028.

On February 23, 2024, and March 22, 2024, the Movidesk sellers exercised their sale option, resulting in us acquiring the remaining shares of Movidesk and holding 100% of its shares.

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

On November 30, 2024, we further renegotiated the D1 earn-out, by decreasing by 70% the principal amount of the first following 12 months payments and increasing the subsequent installments. This renegotiation does not change the maturity of the payments or the total amount of the earn-out payments. As a result, as of December 31, 2024, our payables related to this acquisition are as follow: monthly payments of principal of R$231 thousand until October 31, 2025 adding interests to each payment and as from November 2025, monthly payments of principal of R$1,232 thousand until the maturity in December 2026 adding interests to each payment.

The founders of the three acquired companies (One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, SenseData Tecnologia Ltda. and Movidesk S.A.) have a security interest over the shares of the respective entities sold by them to us which entitle them to recover the ownership of such companies in case we fail to fulfill all the obligations related to the agreed earn-out payments due to them.

For further information on our renegotiations involving earn-out payments related to our post-IPO acquisitions, see note 15 to our audited consolidated financial statements.

Our Competitive Advantages

We believe that we are expanding our market share in SaaS as a result of the following core competitive advantages:

●	Composable Communications Platform: We are a CX SaaS platform company focused on providing solutions and tools to empower companies to create unique experiences for their end-consumers.
●	Comprehensive Platform with Highly Efficient Sales Channels: We offer a breadth of functionality, including voice and messaging communication that may be used across a range of devices. While businesses can rely on one of our sales channel partners to assist them with their implementation, SMBs can start using them within days of their implementation using our “self-service” platform. We classify our customers by size according to their potential interaction volumes, employing an efficient sales channel strategy for each customer size.
●	Easy Adoption: Our CX SaaS platform may be adopted one use case at a time, which reduces the sales and adoption cycle. We may give businesses a trial period to allow them to build trust with us and adopt our platform. This approach eliminates upfront costs for our customers and minimizes technical implementation and integration complexities that typically hinder innovation.
●	Easy to Scale: With easy-to-use products with a high velocity to scale, our platform allows our customers to scale up or down without interruptions and delays caused by required applications redesign or communications infrastructure restructurings. Our platform is user-friendly and we have been experiencing a continuous increase in its adoption by customers. Our Net Revenue Expansion (NRE) rate was 106.5% in 2024, 92.4% in 2023 and 107.7% in 2022. Net Revenue Expansion (NRE) rate is a metric that indicates how much revenue has grown with the same customers, which can come from organic growth of one product (i.e., an increase in the volume purchased of the same product) and also cross-selling (i.e., customer base using more than one product). For more information about our Net Revenue Expansion (NRE) rate, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations— Expansion Strategy and Net Revenue Expansion (NRE) Rate.”
●	Reliability and Solid Reputation: Our platform consists of fault-tolerant systems that have enabled our customers to avoid any significant failures or downtime, making it reliable and robust. On January 18, 2023, we announced that we received the ISO 27001 certification from the International Standardization Organization (ISO), an international standard and reference for information security management. The recognition from ISO confirms our focus on privacy and security management, assuring that client data and information is held under the strictest security protocols.
●	Long Tail Go-to-Market: Our low entry-price and “self-service” platform allows small businesses to acquire and use our SaaS with or without onboarding team support. We have access to a large addressable market with high margins and small businesses can increasingly acquire our products through our “self-service” platform.
●	Expansion of Value Offering: With the acquisitions we made throughout 2022 and 2021, we expanded our product offerings by adding multichannel communications, empowering companies to create customized hyper contextualized end-consumer journeys in our unified end-to-end CX SaaS platform.
●	Using Artificial Intelligence Potential: We were able to optimize customer relationships on digital channels through chatbots integrated into the business using artificial intelligence (natural language processing) and conversation curation capabilities. With this, it is possible to minimize operating costs with service teams, which tends to be an issue for large companies. We are developing in-house artificial intelligence solutions to improve the quality of our SaaS solutions to our customers. In 2023, we organized an internal Zenvia event called “Hackathon” aiming to motivate our employees to seek artificial intelligence supported solutions to improve our current SaaS solutions. In addition, we have upgraded the artificial intelligence functions in our bots, which allows our customers to reduce their costs with their current customer support service.

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

Despite the fact that we have a large customer base and we have customers across a broad range of industries and of all sizes (small, medium and large companies, depending on the number of employees), our 10 largest customers represented 38.2%, 33.4% and 37.0% of our revenue in the years ended December 31, 2024, 2023 and 2022, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—A significant portion of our revenue is currently concentrated on our outlier customers and an economic slowdown affecting these customers could lead to decreased demand for our products and services, which could adversely affect us.”

Our Growth Strategy

Our growth strategy is based on:

●	Deepening Our Technology Leadership: We plan to significantly invest in our technology platform by adding new software capabilities, including new SaaS commerce, tools (e.g., payments) and communication channels (e.g., new messaging apps). The combination of these SaaS, tools and channels will enable us to provide new use cases to our customers and reinforce our one-stop shop market position in digital communications.
●	Increasing Spend within Our Customer Base: We plan to invest in initiatives to improve our customers’ spending on our products and services, including new offers and incentives for upselling and cross-selling and better customer education, and invest in improved processes to increase usage of our platform, offers related to customer needs, while improving our ability to integrate external systems in order to make it easy for our customers to connect their internal systems with our platform. We believe that each communication channel that we enable on our platform results in an upsell and cross-sell opportunity with a self-service acquisition journey. Also, our platform allows us to develop new products quickly and integrate the user journey through a standardized interface, allowing us to use our software as a product showcase to incentivize users to adopt our offerings. Our CX SaaS platform enables companies to digitally interact with their end-consumers in a personalized and highly contextualized fashion across their entire end-consumer journey. Our unified end-to-end CX SaaS platform provides a combination of our (i) SaaS focused on marketing campaigns, management of sales teams, customer service and engagement, and customer success, and (ii) CPaaS solutions, such as SMS, Voice, WhatsApp, Instagram and Webchat; all such applications being automated by chatbots, single customer view, journey designer, documents composer and authentication. In addition, our platform allows the integration with legacy systems and has native integrations with software such as CRM, ERP and others.
●	Focus on organic growth and integrating acquisitions: Based on a pay-as-you-go model, we made certain acquisitions in 2022 and 2021, increasing our customer base in the markets in which we operate. Our goal for the year 2025 is to focus on organic growth and keep evolving our SaaS solutions to better attend our customers.
●	Increasing and Deepening Our Pan-Latin American Presence: We believe a substantial market opportunity exists to increase our international footprint across all product lines. We plan to invest in our regional expansion in Latin America to benefit from our strong brand recognition and scale.
●	Scaling Our Go-to-Market Strategy: We plan to scale our go-to-market strategy by enhancing our indirect sales channel, which includes digital agencies, system integrators and software sales channel companies. It leverages our platform with additional services, know-how and offerings to educate the market about improving customer experiences with multi-channel communications and makes our products and processes more attractive for a larger target market. See “—Sales and Marketing.”
●	Pursuing Targeted Acquisitions of Products and Technologies: We have a track record of acquiring and integrating businesses and technologies that have provided us with new product offerings and capabilities and helped us to penetrate new markets. After integration of acquisitions completed we may continue to explore potential acquisitions and make targeted acquisitions that complement and strengthen our product portfolio and capabilities, or that provide us with access to new markets.
58

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

According to Sebrae, SaaS Market in Brazil should grow 20% a year for the next five years through the adoption of small and medium businesses (SMBs). Today, not even 5% of SMBs companies uses SaaS solutions in Brazil, which should change in the coming years.

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

CPaaS Market

Meta dominance in Brazil (Mobile Time)

WhatsApp continued its dominance in the Brazilian smartphone landscape, with a 99% installation rate among active devices, according to a survey carried out by Mobile Time in February 2025 called “Assistentes de IA e Mensageria no Brasil - Fevereiro de 2025” with 2,099 respondents.

The study also showed that Brazilian engagement with WhatsApp continues to be extremely high. The proportion of users declaring daily app usage rose is an impressive 93%, with another 4% using almost every day. Whatsapp is also one of the main app (first or second) for video calls, voice calls, exchanging videos, audios or photos, sharing their own location, stories (status updates) and “money transfers”.

WhatsApp also maintains its status as the primary messaging platform for interactions with brands and companies. Not only is it the main app of communication, but also, users are engaged with it, as 53% of the interviewed declared they would change their phone operator if they restricted access to their WhatsApp.

The study further highlights that in Brazil, WhatsApp emerges as the leading messaging platform for chatbot interactions, with nearly 89% of users having engaged with a brand's automated representative through the application, although there is room for improvement in enhancing the overall satisfaction of these interactions as the average satisfaction score was 3.2 out of 5.0.

Despite increased user engagement, the adoption of payment features within WhatsApp faces challenges. While credit card payments were introduced in April 2023, only small and medium-sized businesses on WhatsApp Business can currently receive payments in this manner. Larger enterprises connected via the WhatsApp API are still awaiting access.

In conclusion, there’s no denying WhatsApp’s stronghold in the Brazilian market, and we acknowledge and align ourselves with this prevailing market trend with the integration of ChatGPT into its mass messaging of SMS and WhatsApp tool (Zenvia Attraction), in line with market movements, and also intends to incorporate additional artificial intelligence tools into its range of offerings.

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

●       customer experience and interface;

●       artificial intelligence and automation included in our solutions;

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

As of December 31, 2024, we had 17 trademark applications and 38 registered trademarks in Brazil, in addition to two registered trademarks in the United States, five registered trademarks in Argentina, four registered trademarks in Mexico and four registered trademarks in Chile. We also held more than 150 Brazilian national domains registered at Registro.br, OnlyDomains and GoDaddy.

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

C.    Organizational Structure

The following chart presents our corporate structure, including controlling shareholders and subsidiaries as of the date of this annual report.

(1)	Considers shareholder position held by Cassio Bobsin through Bobsin Corp.
(2)	Includes Oria Tech Zenvia Co-Investment FIP Multiestratégia (Brasil), Oria Tech I Inovação FIP Multiestratégia (Brasil) and Oria Zenvia Co-investment Holdings, LP (Canada).
(3)	Based on a statement on Schedule 13D filed by Twilio Inc. on August 9, 2021, the date of the last available Schedule 13D filed by such person with the SEC. The address for Twilio Inc. is at 101 Spear Street, First Floor, San Francisco, California 94105.
(4)	Based on a statement on Amendment No. 3 to Schedule 13G filed by TCH Ivory Limited and Tencent Holdings Limited on February 10, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business addresses are at Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands, and 29/F, Three Pacific Place, No 1, Queen’s Road East, Wanchai, Hong Kong, respectively. Consists of common shares held directly by TCH Ivory Limited, wholly-owned subsidiary of Tencent Holdings Limited.

D.    Property, Plant and Equipment

Properties

Our main office is located in the city of São Paulo, in the state of São Paulo, Brazil. In addition to our headquarters, we also have representative offices in Delaware, United States, Mexico City, Mexico and Buenos Aires, Argentina.

On March 1, 2015, we entered into a lease agreement, for approximately 910 square meters of office space at Avenida Paulista, 2300, Suites 182 and 184, CEP 01310-300, in the city of São Paulo, state of São Paulo, Brazil, which was extended for three more years on April 7, 2022. On April 1, 2025 we terminated the lease of suite 184 and renewed the lease for the suite 182 for three more years until April 2028. Pursuant to the lease, monthly lease payments consist of R$67,080.00 indexed by IPCA. We secured our lease obligation with a letter of credit in the amount of three times the monthly lease payment.

We do not lease any other facilities relevant to our business other than the office space mentioned above and do not own any real estate property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

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

ITEM 4.     AUNRESOLVED STAFF COMMENTS

None.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Part I. Introduction.”

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

The SaaS segment carries higher Gross Margin compared to our other products and we believe which will bring the most growth in the future. Due to our strategy, our SaaS solutions already represent almost half of our Gross Profit, which was almost nonexistent nearly three years ago.

In the year ended December 31, 2024, 43.6% of our gross profit originated from our SaaS segment, while 56.4% of our gross profit originated from our CPaaS segment.

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

We believe measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these active customers on the applicable twelve-month period and divide this sum by the sum of the total revenue of these same active customers for the prior trailing twelve month period.

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

In light of the current concentration of our business in Brazil, our revenues generated and costs incurred are primarily in Brazilian reais, our reporting and functional currency. In addition, as we (1) have and historically had little exposure to indebtedness in a currency that is not the Brazilian real and (2) do not have material commitments with suppliers in U.S. dollars (see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”), we believe that the recent volatility in the Brazilian exchange rate  — the exchange rate reported by the Brazilian Central Bank was R$5.6262 per US$1.00 on May 13, 2025, from R$6.1923 per US$1.00 on December 31, 2024, R$4.8413 per US$1.00 on December 31, 2023 and R$5.2177 per US$1.00 on December 31, 2022— had no material adverse effect on our historical results of operations, financial condition and liquidity.

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

The table below shows Brazil’s GDP growth, inflation, interest rates, dollar exchange rates and the appreciation (devaluation) of the real against the dollar for the indicated periods:

	As of December 31,
	2024	2023	2022
Real GDP growth (contraction)(1)	3.4%	2.9%	2.9%
Inflation (IGP-M)(2)	6.5%	(3.2)%	5.5%
Inflation (IGP-DI)(2)	6.9%	4.5%	5.0%
Inflation (IPCA)(3)	4.4%	4.6%	5.8%
CDI(4)	10.9%	13.0%	12.4%
TJLP(5)	6.9%	7.1%	6.8%
Brazilian base interest rate (SELIC)	10.9%	11.8%	12.4%
Appreciation (depreciation) of the real against the U.S. dollar	(27.9)%	(7.2)%	(6.4)%
Exchange rate (R$ per US$1.00) at the end of the period(6)	6.1923	4.8413	5.2177

Sources: FGV, IBGE, Brazilian Central Bank and Economática.
(1)	As presented by the Brazilian Central Bank. Estimate for 2024
(2)	Accumulated for the years ended December 31, 2024, 2023 and 2022. Inflation (IGP-M) is the general market price index measured by the FGV while IGP-DI is a price index measured by the FGV with respect to prices that directly affect the economic activity of the country, except exports.
(3)	Accumulated for the years ended December 31, 2024, 2023 and 2022. Inflation (IPCA) is a broad consumer price index measured by the IBGE. IPCA is the reference index for the Brazilian Central Bank inflation-targeting system for the country (which means that it is the official inflation measure of the country) and relates to retail trade prices and household expenditures.
(4)	The interbank deposit certificate (Certificado de Depósito Interbancário), or CDI, rate is an average of interbank overnight rates in Brazil.
(5)	Long Term Interest Rates, or TJLP, is the Brazilian long term interest rate. Source CMN (Brazilian Monetary Council). As of January 1, 2018, a new long-term interest rate for loans granted by the Brazilian National Economic and Social Development Bank (BNDES), known as TLP, is in force.
(6)	Selling exchange rate reported by the Brazilian Central Bank.

Selected Operating Data

The following table sets forth summary information regarding certain of our key performance metrics as of the periods indicated:

	As of December 31,
	2024	2023	2022

Active customers(1)(#)	10,622	12,929	13,336
Revenue growth rate(2)	18.8%	6.7%	23.6%
Net Revenue Expansion (NRE) rate for both the CPaaS and SaaS segments(3)	106.5%	92.4%	107.7%

(1)	We believe that the number of our active customers is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	Percentage increase of revenue year-over-year.
(3)	We believe that Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve month period.

Seasonality

Although we have not historically experienced significant seasonality with respect to our revenue, we have seen moderate seasonality in some use cases such as education and brick-and-mortar retail stores. We have experienced revenue growth during Black Friday at the end of November and the Christmas season. The rapid growth in our business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our results may fluctuate, and if we fail to meet securities analysts’ and investors’ expectations, then the trading price of our Class A common shares and the value of an investor’s investment could decline substantially.”

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

Historical Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2024 and 2023.

	Years ended December 31,
	2024	2023	Variation
	(in thousands of R$)		(%)
Revenue	959,680	807,577	18.8%
Cost of services	(664,907)	(477,035)	39.4%
Gross profit	294,773	330,542	-10.8%
Sales and marketing expenses	(101,477)	(109,793)	-7.6%
General and administrative expenses	(114,402)	(128,823)	-11.2%
Research and development expenses	(47,043)	(52,784)	-10.9%
Allowance for expected credit losses	(16,066)	(49,247)	-67.4%
Other income and expenses, net	(12,510)	(606)	1964.4%
Operating gain (loss)	3,275	(10,711)	n.m(1).
Finance expenses	(151,504)	(72,641)	108.6%
Finance income	20,195	28,589	-29.4%
Financial Expenses, Net	(131,309)	(44,052)	198.1%
Loss before taxes	(128,034)	(54,763)	133.8%
Deferred income tax and social contribution	(14,667)	202	n.m(1).
Current income tax and social contribution	(11,957)	(6,210)	92.5%
Total Income Tax and Social Contribution	(26,624)	(6,008)	343.1%
Loss of the year	(154,658)	(60,771)	154.5%

(1)	Not meaningful.

Revenue

Our revenue increased by R$152,103 thousand, or 18.8%, to R$959,680 thousand in the year ended December 31, 2024, from R$807,577 thousand in the year ended December 31, 2023, mainly as a result of (i)an increase of R$128,422 thousand in revenue from our CPaaS segment, mainly due to an increase in revenue from our SMS services, and (ii) an increase of R$23,681 thousand in revenue from our SaaS segment, mostly due to the expansion in revenues from customers with all profile sizes.

Cost of services

Our cost of services increased by R$187,872 thousand, or 39.4%, to R$664,907 thousand in the year ended December 31, 2024, from R$477,035 thousand in the year ended December 31, 2023, mainly as a result of (i) an increase of R$156,294 thousand in our cost of services within the CPaaS segment, mainly due to an increase in our cost related to SMS services, and (ii) an increase of R$31,578 thousand in our cost of services within the SaaS segment, mainly due to the increase of cost with customers with all profile sizes combined with costs related to enhancing the infrastructure from acquired companies.

Gross profit

Our gross profit decreased by R$35,769 thousand, or 10.8%, to R$294,773 thousand in the year ended December 31, 2024, from R$330,542 thousand in the year ended December 31, 2023, mainly as a result of a decrease of R$27,872 thousand gross profit with CPaaS segment, mainly as a result of lower margins with our SMS, combined with a decrease of R$7,897 thousand with our SaaS segment, mostly due to lower margins with all sized customers. As a percentage of our revenue, our gross profit decreased to 30.7% in the year ended December 31, 2024 from 40.9% in the year ended December 31, 2023.

Sales and marketing expenses

Our sales and marketing expenses decreased by R$8,316 thousand, or 7.6%, to R$101,477 thousand in the year ended December 31, 2024, from R$109,793 thousand in the year ended December 31, 2023, mainly as a result of strict control of personnel expenses and software licenses expenses in the sales and marketing teams.

General and administrative expenses

Our general and administrative expenses decreased by R$14,421 thousand, or 11.2%, to R$114,402 thousand in the year ended December 31, 2024, from R$128,823 thousand in the year ended December 31, 2023, mainly as a result of lower personnel expenses and lower software licenses expenses.

Research and development expenses

Our research and development expenses decreased by R$5,741 thousand, or 10.9%, to R$47,043 thousand in the year ended December 31, 2024, from R$52,784 thousand in the year ended December 31, 2023, mainly as a result of lower personnel expenses and software licenses in the research and development related teams.

Allowance for expected credit losses

Our allowance for expected credit losses decreased by R$33,181 thousand, or 67.4%, to R$16,066 thousand in the year ended December 31, 2024, from R$49,247 thousand in the year ended December 31, 2023, mainly as a result of improved control over customer billing and collecting processes.

Other income and expenses, net

Our other expenses, net increased by R$11,904 thousand, or 1,964.4%, to R$12,510 thousand in the year ended December 31, 2024, from an expense of R$606 thousand in the year ended December 31, 2023, mainly as a result of earn-out expenses, as a result of previous renegotiations of earnout payments related to our past acquisitions.

Financial expenses, net

Our financial expenses, net increased by R$87,257 thousand, or 198.1%, to R$131,309 thousand in the year ended December 31, 2024, from financial expenses, net of R$44,052 thousand in the year ended December 31, 2023, as a result of the following:

Finance expenses

Our finance expenses increased by R$78,863 thousand, or 108.6%, to R$151,504 thousand in the year ended December 31, 2024, from R$72,641 thousand in the year ended December 31, 2023, mainly as a result of an increase of R$29,692 thousand in expenses with interest and the adjustment to present value (APV) on liabilities from our past acquisitions, an increase of R$17,321 thousand in losses on derivative instruments and an increase of R$17,105 thousand in foreign exchange losses.

Finance income

Our finance income decreased by R$8,394 thousand, or 29.4%, to R$20,195 thousand in the year ended December 31, 2024, from R$28,589 thousand in the year ended December 31, 2023, mainly as a result of a decrease of R$6,475 thousand in income with interest and the adjustment to present value (APV) on liabilities from our past acquisitions and a decrease of R$4,373 thousand in foreign exchange gains.

Loss before taxes

As a result of the above, our loss before taxes increased by R$73,271 thousand, or 133.8%, to R$128,034 thousand in the year ended December 31, 2024, from R$54,763 thousand in the year ended December 31, 2023.

Total Income Tax and Social Contribution

Our expense from income tax and social contribution increased by R$20,616 thousand, totaling R$26,624 thousand in the year ended December 31, 2024, from an expense of R$6,008 thousand in the year ended December 31, 2023, as a result of the following:

 Our expense from deferred income tax and social contribution totaled R$14,667 thousand in the year ended December 31, 2024, an increase of R$14,869 thousand, compared to the year ended December 31, 2023 when deferred income tax and social contribution totaled a benefit of R$202 thousand. This expense in deferred income tax and social contribution is mainly due to the write-off of deferred tax assets, based on our estimate of recoverability in the near future, in addition to deferred liabilities inclusion related to capitalizable R&D hours.

Our current income tax and social contribution in the year ended December 31, 2024 was R$11,957 thousand, an increase of R$5,747 thousand, compared to the year ended December 31, 2023, when current income tax and social contribution totaled R$6,210 thousand, mainly due to income tax and social contribution expenses in the subsidiaries that had profit in the year.

Loss of the year

As a result of the above, our loss of the year increased by R$93,887 thousand, or 154.5%, to a loss of R$154,658 thousand in the year ended December 31, 2024, from a loss of R$60,771 thousand in the year ended December 31, 2023.

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

Non-GAAP Financial Measures for the Years Ended December 31, 2024, 2023 and 2022

	Year ended December 31,
	2024	2024	2023	2022
	(in thousands of US$)(1)	(in thousands of R$) (in thousands of R$)
Non-GAAP Gross Profit(2)	55,798	345,519	382,603	332,955
Non-GAAP Gross Margin(3)	36.0%	36.0%	47.4%	44.0%
Non-GAAP Operating Profit (Loss)(4)	8,724	54,021	41,350	(244,947)
Adjusted EBITDA(5)	15,389	95,294	77,096	(77,273)

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Gross Profit to gross profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Gross Profit.”
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	We calculate Non-GAAP Operating Profit (Loss) as profit (loss) adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations. For a reconciliation of Non-GAAP Operating Profit (Loss) to profit (loss), see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Non-GAAP Operating Profit (Loss).”
(5)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and amortization, plus goodwill impairment. For a reconciliation of Adjusted EBITDA to profit, see “—Reconciliation of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA.

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Profit (Loss), Adjusted EBITDA. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I. Introduction—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Gross Profit

	Year ended December 31,
	2024	2024	2023	2022
	(in thousands of US$)(1)		(in thousands of R$)
Gross profit	47,603	294,773	330,542	288,912
(+) Amortization of intangible assets acquired from business combinations	8,195	50,746	52,061	44,043
Non-GAAP Gross Profit(2)	55,798	345,519	382,603	332,955
Revenue	154,980	959,680	807,577	756,715
Gross margin(3)	30.7%	30.7%	40.9%	38.2%
Non-GAAP Gross Margin(4)	36.0%	36.0%	47.4%	44.0%

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Gross Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss).”
(3)	We calculate gross margin as gross profit divided by revenue.
(4)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

Reconciliation of Non-GAAP Operating Profit (Loss)

	Year ended December 31,
	2024	2024	2023	2022
	(in thousands of US$)(1)		(in thousands of R$)
Loss for the year	(24,976)	(154,658)	(60,771)	(243,025)
(+) Income tax and social contribution (current and deferred)	4,300	26,624	6,008	(89,787)
(+) Financial expenses, net	21,205	131,309	44,052	43,822
Operating loss	529	3,275	(10,711)	(288,990)
(+) Amortization of intangible assets acquired from business combinations	8,195	50,746	52,061	44,043
Non-GAAP Operating Profit (Loss)(3)	8,724	54,021	41,350	(244,947)

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
(3)	We calculate Non-GAAP Operating Profit (Loss) as loss adjusted by income tax and social contribution (current and deferred) and financial expenses, net plus amortization of intangible assets acquired from business combinations. For further information on Non-GAAP Operating Profit, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures–– Non-GAAP Gross Profit, Non-GAAP Gross Margin and Non-GAAP Operating Profit (Loss).”

Reconciliation of Adjusted EBITDA

	Year ended December 31,
	2024	2024	2023	2022
	(in thousands of US$)(1)	(in thousands of R$)
Loss for the year.	(24,976)	(154,658)	(60,771)	(243,025)
(+) Income tax and social contribution (current and deferred)	4,300	26,624	6,008	(89,787)
(+) Financial expenses, net	21,205	131,309	44,052	43,822
(+) Depreciation and amortization	14,860	92,019	87,807	74,994
(+) Goodwill impairment(3)	—	—	—	136,723
Adjusted EBITDA(4)	15,389	95,294	77,096	(77,273)

(1)	Solely for the convenience of the reader, certain Brazilian real amounts have been translated into U.S. dollars at the selling rate of R$6.1923 to US$1.00, as reported by the Brazilian Central Bank as of December 31, 2024. The U.S. dollar equivalent information presented in this annual report should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at this rate or any other rate.
(2)	Expenses with certain cash-based payment bonuses and equity grants made to certain of our officers and employees as a result of our initial public offering. For further information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans.”
(3)	A goodwill impairment expense with regards to our SaaS segment.
(4)	We calculate Adjusted EBITDA as loss adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and amortization, plus goodwill impairment. For further information on Adjusted EBITDA, see “Part I. Introduction––Special Note Regarding Non-GAAP Financial Measures––Adjusted EBITDA.”

B.    Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements.

Liquidity

Our cash and cash equivalents include cash on hand and short-term investments maturing in up to 90 days with financial institutions. As of December 31, 2024 and 2023, our cash and cash equivalents amounted to R$116,884 thousand and R$63,742 thousand, respectively. This increase in cash and cash equivalents reflects mainly a capital increase of R$49,997 thousand implemented in February 2024, proceeds from loans and borrowings of R$103,870 thousand and net cash flow from operating activities of R$107,771 thousand, partially offset by R$65,423 thousand in payments of borrowings, as well as R$65,594 thousand in payments in installments for acquisitions of subsidiaries and R$62,618 thousand in net cash flow used in investing activities.

As of December 31, 2024, our loans, borrowings and debentures amounted to R$126,855 thousand, of which R$81,137 thousand was current liabilities and R$45,718 thousand was non-current liabilities. As of December 31, 2024, we also had R$90,920 thousand in current liabilities from acquisitions and R$189,886 thousand in non-current liabilities from acquisitions.

As of December 31, 2024, we have a negative consolidated working capital in the amount of R$355,769 thousand (current assets of R$318,990 thousand and current liabilities of R$674,759 thousand), mainly as a result of past acquisitions, leading to concerns about our ability to continue as a going concern.

Since 2022 and throughout 2023 and 2024, we focused on increasing profitability and implementing cost-cutting initiatives, such as the reduction of our corporate structure, which reduced our current workforce by 25%. These actions were instrumental for us to deliver overall improved cash generation in the year ended December 31, 2024 and beginning of 2025, and we are committed to continue pursuing new operational efficiencies for the next 12 months. On February 6, 2024 we concluded several renegotiations with our creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations included an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (with final maturity in December 2026), extension of payment terms of liabilities related to past M&A transactions from 36 months to up to 60 months (with final maturity in December 2028) and the possibility of converting certain earn-out payments into our equity (potential conversion into equity of an estimated 30% of our earn-out liabilities as of December 31, 2024). See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our credit facility arrangements contain restrictive and financial covenants that may limit our operating flexibility and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing Agreements” and “Item 4. Information on the Company—B. Business Overview—Our Post-IPO Acquisitions—Consummated Acquisitions”.

Further, as part of the overall improvement of our liquidity, in February 2024, we and Bobsin Corp., entered into an investment agreement pursuant to which Bobsin Corp. purchased 8,860,535 of our Class A common shares for an aggregate purchase price of R$50,000 thousand (or US$10,101 thousand), resulting in a capital increase in the amount of R$49,997 thousand. Pursuant to the terms of the investment agreement, for a period of three years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control). The calculation of such investment returns will be linked to the appreciation of our share price over this period of time and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any. The return on investment (premium) to be paid upon the occurrence of a liquidity event is based on the value of our shares. According to IFRS 9, this premium meets the characteristics of an embedded derivative in the investment agreement. At initial recognition, the derivative is measured at fair value, separate from the investment value, and recognized as a derivative financial liability without impacting the profit or loss. In subsequent measurements, any changes in the fair value of the derivative are recognized in profit or loss. On February 6, 2024 (initial recognition), a capital increase of R$49,997 thousand was recognized in the unaudited interim condensed consolidated financial statements, and the embedded derivative was valued at R$49,159 thousand. As of December 31, 2024, mainly due to appreciation of the share price during the year, the fair value of the embedded derivative amounted to R$41,814 thousand, of which R$17,321 thousand was losses on derivative instrument recorded in the statements of profit or loss as finance expenses.

On July 15, 2024, we entered into a sales agreement, or the sales agreement, with A.G.P./Alliance Global Partners, or AGP, to create an “at-the-market” equity program, or the ATM Program, relating to the sale of our Class A common shares. The ATM Program was terminated by us on February 20, 2025.

From the commencement of the ATM Program through December 31, 2024, we issued 133,723 Class A common shares in exchange for gross proceeds of US$256,271, at an average share price of US$1.92, and received net proceeds of US$248,583 after paying commissions of US$7,688 to AGP. Subsequent to December 31, 2024, we issued 504,617 Class A common shares in exchange for gross proceeds of US$1,279,594, at an average share price of US$2.54, and received net proceeds of US$1,267,013 after paying commissions of US$38,388 to AGP. Proceeds from the ATM Program were used to provide additional capital to support the development and growth of our business, increase our capitalization, pay outstanding indebtedness, provide us with greater financial flexibility and for general corporate purposes.

Our class A common shares issued under the ATM Program were issued pursuant to our Registration Statement on Form F-3 (File No. 333-280284) filed with the SEC on June 18, 2024 and declared effective by the SEC on June 24, 2024, the base prospectus included as part thereof and a prospectus supplement filed with the SEC on July 17, 2024. The ATM Program was terminated by us on February 20, 2025.

Additionally, during 2024 we have secured R$180,000 thousand in working capital credit lines from carriers (telecommunication companies) in Brazil that will remain available to us during the course of 2025.

Considering our short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, our management expects a cash outlay of R$114,786 thousand for the next 12 months mainly for our existing short-term indebtedness as they become due, including interest, and payments due from acquisitions.

Despite the above-mentioned initiatives and given our expected future operating cash flow, our management will continue to seek to optimize our working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. As announced on January 13, 2025, we have also initiated a new strategic cycle that will focus on our SaaS business, particularly on the recently launched Zenvia Customer Cloud. As a result, our management has been proactively evaluating opportunities to divest assets and segments considered to be non-core. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— We may from time to time dispose of certain assets, which could impact our financial position or results of operations.”

We believe that the combination of proceeds from divestments, improved working capital and renegotiations of our existing debt is key to ensure that the positive projected cash flows from operations will be sufficient for our financial requirements for the next twelve months, and therefore that we will be able to continue operating as a going concern.

However, our liquidity assumptions and initiatives may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key Information—D. Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.”

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

As of December 31, 2024, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in thousands of R$)
Net cash flow from operating activities	107,771	162,547	108,455
Net cash used in investing activities	(62,618)	(53,903)	(349,783)
Net cash from (used in) financing activities	9,105	(143,766)	(215,845)
Exchange rate change on cash and cash equivalents	(1,116)	(1,379)	(24,815)
Net (decrease) increase in cash and cash equivalents	53,142	(36,501)	(481,988)

Net cash flow from operating activities

For the year ended December 31, 2024, net cash flow from operating activities amounted to R$107,771 thousand, a decrease of R$54,776 thousand compared to R$162,547 thousand of net cash from operating activities for the year ended December 31, 2023, primarily as a result of:

●	Loss for the year of R$154,658 thousand combined with non-cash expenses, consisting primarily of depreciation and amortization of R$92,019 thousand, allowance for expected credit losses of R$16,066 thousand and others, which amounted to R$68,477 thousand;
●	Net cash from changes in operating assets and liabilities totaling R$111,812 thousand, principally due to an increase in the balance of suppliers of R$99,844 thousand, partially offset by an increase in the trade and other receivables of R$39,850 thousand and increase in employee benefits R$19,852 thousand;
●	Partially offset by payments of interest of R$17,731 thousand over our interest paid on loans and leases from financial institutions, a decrease of R$4,297 thousand compared to R$22,028 thousand in the year ended December 31, 2023.

For the year ended December 31, 2023, net cash flow from operating activities amounted to R$162,547 thousand, an increase of R$54,092 thousand compared to R$108,455 thousand of net cash flow from operating activities for the year ended December 31, 2022, primarily as a result of:

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

Net cash used in investing activities

Net cash used in investing activities increased by R$8,715 thousand, to R$62,618 thousand in the year ended December 31, 2024, from net cash used in investing activities of R$53,903 thousand in the year ended December 31, 2023, primarily due to increase of R$1,320 thousand in acquisition of property, plant and equipment and increase of R$1,506 thousand in acquisition of intangible assets.

Net cash used in investing activities decreased by R$295,880 thousand, to R$53,903 thousand in the year ended December 31, 2023, from R$349,783 thousand in the year ended December 31, 2022, primarily due to the non-recurrence in the year ended December 31, 2023 of acquisitions of subsidiaries, as compared to R$300,088 thousand in year ended December 31, 2022, related to Movidesk acquisition.

Net cash from (used in) financing activities

Net cash from financing activities increased by R$152,871 thousand, to R$9,105 thousand in the year ended December 31, 2024, compared to R$143,766 thousand of net cash used in financing activities in the year ended December 31, 2023. This increase is mainly due to the capital raise consummated in February 2024 amounting to R$49,997 thousand, combined with an increase of R$73,870 thousand in proceeds from loans and borrowings.

Net cash used in financing activities decreased by R$72,079 thousand, to R$143,766 thousand in the year ended December 31, 2023, compared to R$215,845 thousand of net cash used in financing activities in the year ended December 31, 2022. This decrease is mainly due to a reduction in payments in installments for acquisition of subsidiaries (in the amount of R$62,999 thousand in the year ended December 31, 2023, compared to R$172,892 thousand in the year ended December 31, 2022).

Capital Expenditures

Our capital expenditures (consisting of acquisitions of businesses, property and equipment and intangible assets) for the years ended December 31, 2024, 2023 and 2022 amounted to R$58,486 thousand, R$55,660 thousand and R$349,783 thousand, respectively, principally due to:

●	2024: acquisition of intangible assets of R$54,162 thousand, mainly related to development of our solutions in both SaaS and CPaaS.
●	2023: acquisition of intangible assets of R$52,656 thousand, mainly related to development of our solutions in both SaaS and CPaaS.
●	2022: cash payment for acquisitions, net of cash in the aggregate amount of R$300,088 thousand, with respect to Movidesk.

As of the date hereof, we expect that our capital expenditures for 2025 will be approximately R$55,000 thousand. We currently expect that these capital expenditures will be funded through our current cash and cash equivalent balance and cash generated in 2024. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We have substantial liabilities and may be exposed to liquidity constraints, which could adversely affect our financial condition and results of operations.”

Indebtedness

We had total indebtedness consisting of loans, borrowings and debentures in the amount of R$126,855 thousand, R$87,796 thousand and R$166,834 thousand as of December 31, 2024, 2023 and 2022, respectively.

In 2023, we renegotiated new terms to be applied as of the year 2024 for the financial covenants of loans and financing. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x and which is measured at the end of each fiscal year. Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross default provision means that a default on one loan would result in a default of our other loans.

As of December 31, 2024, we performed a thorough review of the covenants associated with our loan and financing agreements, as part of our regular year-end procedures. Although we were in full compliance with all financial covenants as of that date, with no breaches or events of default identified, certain waivers were proactively renegotiated with financial institutions as a precautionary measure to address potential non-compliance with restrictive clauses. These waivers were formally documented through appropriate consents, ensuring continued alignment with the terms of the respective agreements.

As of the date of the filing of this report, our financing agreements provide for the following financial covenants:

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

As of the date of this annual report, we were in compliance with such financial covenant.

Financing Agreements

The table below sets forth selected information regarding substantially all of our outstanding indebtedness as of December 31, 2024 and 2023:

		As of December 31,
	Interest rate p.a.	2024	2023
		(in thousands of R$)
Working capital	100% CDI+3.90% to 6.55%	114,762	69,667
Debentures	18.16%	12,093	18,129
Total		126,855	87,796
Current		81,137	36,191
Noncurrent		45,718	51,605

Working Capital

Zenvia Brazil has certain working capital credit facilities with Itaú Unibanco S.A., Banco Votorantim S.A., Banco ABC Brasil S.A., Banco do Brasil S.A., Banco Safra, Banco Santander Brasil SA and Banco Bradesco S.A, as described below. These working capital facilities bear interest at rates between 100% CDI+3.90% to 100% CDI+6.55% per annum and mature between June 27, 2023 and May 24, 2025. As of December 31,2024, the total outstanding principal amount of the working capital arrangements was R$114,762 thousand.

On February 3, 2021, Zenvia Brazil entered into two financing agreements with Banco do Brasil S.A. in the aggregate amount of R$50,000 thousand, being one agreement in the amount of R$18,000 thousand with an eighteen-month grace period and 24 months of amortization and the other agreement in the amount of R$32,000 thousand with a twelve-month grace period and 36 months of amortization. The last installments of these agreements were payable on August 27, 2024 (R$18,000 thousand) and February 27, 2025 (R$32,000 thousand), respectively. These agreements were renegotiated granting additional six months of grace period, without changing the final installment date. On December 28, 2023, Zenvia Brazil entered into a new agreement with Banco do Brasil S.A. for a CCB in the aggregate amount of R$30,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes). Following a six-month grace period during which no interest is payable, the CCB will be paid in 30 monthly installments, with the first installment of principal and interest due on July 27, 2024 and the last installment on December 27, 2026.   The proceeds of this CCB were used to settle the then outstanding balance of the Banco do Brasil financing agreements entered into on February 3, 2021. The outstanding balance of the CCB entered into on December 28, 2023 as of December 31,2024 was R$24,000 thousand.

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB in the aggregate amount of R$20,000 thousand, which is secured by a fiduciary assignment (cessão fiduciária) of credit rights represented by payment notes (direitos creditórios lastreados pelos recebimentos de clientes) and certain deposits/financial investments (depósitos/aplicações financeiras). On December 28, 2023, Zenvia Brazil signed an amendment with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$20,000 thousand, establishing a new amortization schedule with six-months of grace period and 30 monthly installments of payment of principal amount. The CCB first installment, which includes principal, was due on July 29, 2024 and the last installment due on December 28, 2026. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$9,847 thousand.

On January 20, 2021, Zenvia Brazil entered into a financing agreement with Banco Bradesco S.A. in the aggregate amount of R$30,574 thousand for working capital purposes. Following a one-year principal grace period during which interest is payable, the loan will be paid in 36 monthly installments with the first installment of principal and interest due on February 21, 2022 and the last installment due on January 20, 2025. On January 3, 2024, Zenvia Brazil signed an amendment, establishing a new amortization schedule, with six months of grace period and 30 monthly installments of payment of principal, with the first installment of principal and interest due on July 29, 2024 and the last installment due on December 28, 2026. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$8,864 thousand.

            On January 4, 2024, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$12,000 thousand, establishing an amortization schedule with six months of grace period and 30 monthly installments of payment of principal, with the first installment of principal and interest due on July 1, 2024 and the last installment due on January 1, 2027. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$10,598 thousand.

On April 16, 2024, Zenvia Brazil signed an amendment with Banco Santander (Brasil) S.A. for a 4,131 loan in the original aggregate amount of R$25,000 thousand, which payment terms provide a three-month grace period and nine monthly installments of payment of principal, with the first installment of principal and interest due on August 16, 2024 and the last installment due on April 16, 2025. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$11,196 thousand. In April 2025, we entered into a new financing agreement with Banco Santander. The agreement, in the amount of R$8,642 thousand, includes a modified repayment schedule offering more favorable terms compared to the previous agreement, with the first installment due in May 2025 and the last one due in October 2025.

On September 19, 2024, Zenvia Brazil signed a new agreement with Banco ABC Brasil S.A for a commercial promissory notes loan in the amount of R$18,000 thousand, which payment terms provide for a three-month grace period and 12 monthly installments of payment of principal, with the first installment due on January 20, 2025 and the last installment due on December 19, 2026. In this transaction, we are protected by a swap component limiting the applicable CDI rate to no more than 14.8%, valid for the first three installments. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$18,080 thousand. In April 2025, we entered into a new financing agreement with Banco ABC, replacing the previous agreement through early termination. The new agreement, in the amount of R$14,002 thousand and maturing in December 2025, includes a modified repayment schedule that reflects more favorable payment terms in comparison with the previous agreement. The payment schedule comprises eight installments, with the first installment of principal and interest due on May 22, 2025 and the last installment due on December 22, 2025.

On October 8, 2024, Zenvia Brazil signed an agreement with Banco BTG Pactual S.A, for a commercial promissory notes loan in the original aggregate amount of R$25,000 thousand, establishing an schedule comprised of 24 installments, six-months of grace period and eighteen-months  installments of principal, with the first installment of principal and interest due on April 7, 2025 and the last installment due on October 07, 2026. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$25,230 thousand.

On November 12, 2024, Zenvia Brazil signed an agreement with Banco do Brasil S.A. for an advance on exchange contracts loan in the original aggregate amount of US$ 1,540 thousand, establishing an amortization schedule wherein the principal and interest is to be paid within one year from the date of the enter into agreement, with the last installment due on November 05, 2025. As of December 31,2024, the total outstanding principal amount of this working capital arrangement was R$8,975 thousand.

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

C.          Research and Development, Patents and Licenses, etc.

We have significant expenses in research and development, which combined with our M&A strategy, allow us to increase our value offer by providing services designed to simplify the way that businesses connect with their end-consumers. In the years ended December 31, 2024, 2023 and 2022, our research and development expenses totaled 4.9%, 6.5% and 8.5%, respectively, as a percentage of our revenues.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.          Trend Information

Within our industry, we need to understand our consumers’ behavior and needs in order to prepare for the next shift in the relationship between businesses and their end-consumers so that we are well positioned to propose and develop new products to support this change in consumer trends and behavior. Additionally, we need to understand the communication channel of choice between businesses and their end-consumers throughout all phases of a customer journey so that we are in a position to quickly develop and deploy the communication channel that businesses need to most effectively communicate with their end-consumers. The market for customer experience SaaS solutions and communications in general are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. We may not be able to adapt quickly enough to meet our customers’ requirements, preferences and industry standards. We may face obstacles in our search for a digital transformation related to corporate culture, business complexity and the lack of processes that make employee collaboration and integration feasible. These challenges may limit the growth of our platform and adversely affect our business and results of operations. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change and applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices than ours and more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively. If we do not respond to the urgency in meeting new standards and practices, our platform and our own technology may become obsolete and materially adversely affect our results.

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

The market for securities offered by companies with significant operations in Brazil is influenced by political, economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. Interest rates have increased rapidly in the United States in the years ended December 31, 2022 and 2023. The U.S. Federal Reserve increased interest rates in the United States to a target range of 5.25%-5.50% from July 2023 until January 2024, and currently decreased to a range of 4.25-4.50%. Changes in interest rates may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies operating in emerging market economies like us could find it more difficult and expensive to borrow capital and refinance existing debt. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

During the last couple of years, our customers and suppliers continued to face persistent macroeconomic challenges associated with several factors, such as rising interest rates; rising inflation; global supply chain constraints; changes in foreign currency exchange rates; recession concerns; and geopolitical uncertainty. We believe the aforementioned factors may impact our industry and financial markets during 2025, and potentially beyond, which may result in customers across several industries to reduce, or delay deployment of, spending budgets. On the other hand, as modern-day society has become increasingly dependent on usage of voice and messaging services for communication needs, we believe there will be increased strain on and demand for communications infrastructure, including our products, which may be positive for us but will require us to make additional investments, the availability of which may be limited. For further information, please see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry.”

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations.”

E.          Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 4 to our audited consolidated financial statements included elsewhere in this annual report.

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

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being one operating segment. We had two reportable segments (SaaS and CPaaS) for the periods ended December 31, 2024, 2023 and 2022.

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

The recoverable amount of the two CGUs was determined by calculating the present value of cash flows based on our economic / financial projections for the next 5 years, and a terminal growth rate thereafter.

The key assumptions used in the estimation of the value are set out below. The values assigned to the key assumptions represent our management’s assessment of future trends in the relevant markets in which CGUs operate and have been based on historical data from both external and internal sources.

	2024	2023	2022
Consolidated
Weighted average annual revenue growth	—	—	—
Weighted average annual growth of variable cost	—	—	—
Weighted average cost of capital (WACC)	—	—	—
Growth in terminal value	—	—	—

CPaaS CGU
Weighted average annual revenue growth	2.43%	19.37%	3.55%
Weighted average annual growth of variable cost	3.61%	20.06%	(4.51)%
Weighted average cost of capital (WACC)	15.54%	15.69%	15.44%
Growth in terminal value	3.50%	3.50%	3.25%

SaaS CGU
Weighted average annual revenue growth	21.95%	25.87%	36.86%
Weighted average annual growth of variable cost	(1.20%)	15.88%	22.94%
Weighted average cost of capital (WACC)	15.54%	15.69%	15.44%
Growth in terminal value	5.00%	5.00%	3.25%

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2024, the estimated recoverable amount exceeded its carrying amount by R$504,452 thousand in CPaaS CGU and R$261,492 thousand in SaaS CGU; therefore, there is no provision for impairment to be recognized. This result is attributable to the SaaS CGU projections, which reflect our strategic focus on this segment and the expected revenue growth based on the gradual adoption by clients, recurring revenue model and ongoing cost optimization initiatives. There was no impairment loss to be recognized for intangible assets and goodwill for the year ended December 31, 2024.

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

As a result of the intangible asset and goodwill impairment testing in the year ended December 31, 2024 there is no provision for impairment to be recognized. This result is attributable to the SaaS CGU projections, which reflect our strategic focus on this segment and the expected revenue growth based on the gradual adoption by clients, recurring revenue model and ongoing cost optimization initiatives.

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

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Cassio Bobsin	44	Chairman
Jorge Steffens	59	Board member
Paulo Sergio Caputo	65	Board member
Eduardo Aspesi†	65	Board member
Piero Lara Rosatelli	39	Board member
Ana Dolores Moura Carneiro de Novaes†	63	Board member

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

Eduardo Aspesi. Mr. Aspesi is an independent member of our board of directors. He is also member of our auditing, integrity, risk and IT security committee (2020). He held the position of Vice President of Marketing and Sales at NEXTEL Telecommunication Brazil from 2015 to 2017. He was the owner of MEDNET POA, a company in the occupational medicine and safety sector from 2015 until its sale in 2020. He is a mentor in 2022 HackBrazil startup competition from Brazil Conference at Harvard & MIT. He is also a member of the advisory board of Oston Media since 2022 and works in the commercial area of Datamob Sistemas since 2020.   He graduated in business administration from Catholic University of Rio Grande do Sul, or PUCRS, and in economic science from UFRGS, holds post graduate degrees in finance from UFRGS and in marketing from UFRGS and he took an advanced management course at FDC/INSEAD.

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

Ana Dolores Moura Carneiro de Novaes. Ms. Novaes is an independent member of our board of directors and a member of our auditing, integrity, risk and IT security committee and our ethics committee. She is currently a member of the board of directors of B3 and Neogrid S.A.  Previously, Ms Novaes was an independent board member of Fundo Garantidor de Crédito (Brazilian FDIC, August 2016 to December 2022), OEC S.A.(September 2018 to January 2023,  2W Energia (January 2021 to April 2023, CCR (non-independent from 2015 to 2019 and independent from 2002 to 2012), CPFL Energia (from 2007 to 2012), Metalfrio (from 2009 to 2012) and Datasul (from 2006 to 2008). She was a commissioner at CVM (Brazilian SEC) from 2012 to 2014 and has been a member of the CFA Institute since 1998. Ms. Novaes was a consultant to the audit committee of Companhia Siderúrgica Nacional (from 2006 to 2011), a fund manager at Pictet Modal Asset Management S.A. (from 1998 to 2003) and an equity research analyst at Banco de Investimentos Garantia (from 1995 to 1997). She worked at the World Bank in Washington, D.C. (from 1991 to 1994) and taught macroeconomics at the Pontifical Catholic University of Rio de Janeiro (2003) and at the Federal University of Pernambuco (1991). Ms. Novaes is a member of the board of trustees of the Cancer Foundation and of the fiscal council of the Institute of Studies for Health Public Policies. She is the founding partner of Oitis Consultoria Econômica e Financeira Eireli for company valuation and corporate governance. Ms. Novaes holds a PhD in economics from the University of California, Berkeley (1990) and a bachelor of law degree from PUC-RJ (2007)

Executive Officers

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

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Cassio Bobsin	44	Chief Executive Officer
Shay Chor	48	Chief Financial Officer
Lilian Lima	57	Chief Technology Officer
Katiuscia Alice Teixeira	34	Chief People Officer
Gilsinei Hansen	51	Chief Revenue Officer

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

Lilian Lima. Ms. Lima is our chief technology officer. She has more than 30 years of technical and executive experience, working in software companies as Procergs, Mercador and Neogrid and acting as an entrepreneurial consultant in tech startup as MDM. With extensive experience in technology, software architecture, mission-critical operation, software development, management, strategic technology evolution, team building, change management and innovation. Between 2015 and 2019, she was technology director of Neogrid, a technology company for supply chain, responsible for a mission-critical operation with a global scope. She has been working at Zenvia since 2019, being responsible for the technology, software engineering and technology operation teams. Between 2013 and 2015, she was responsible for the architecture team at Neogrid and led important projects in the area of platform development and big data. Between 2018 and 2019, she was responsible for the technology area of a tech startup company that develops a solution for mobile devices management, acting as chief technology officer. Ms. Lima holds a bachelor’s in computer science and a software development post-graduate course at UFRGS.

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

For the years ended December 31, 2024, 2023 and 2022, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$19.9 million, R$16.1 million and R$22.0 million, respectively, which includes both benefits paid in kind and compensation, considering the shares mentioned below.

In August 2022, we awarded 5,457 Class A common shares for the independent members of our board of directors. We have also granted 37,592 restricted shares with a vesting period of one year to such independent members.

In August 2023, we awarded 109,395 Class A common shares for the independent members of our board of directors. We have also granted 158,831 restricted shares with a vesting period of one year to such independent members.

In August 2024, we awarded 31,870 Class A common shares for the independent members of our board of directors. We have also granted 43,958 restricted shares with a vesting period of one year to such independent members.

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

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) issuing a corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 4 shall not exceed 240,000 and shall be subject to certain trading restrictions.

We have granted participants the right to receive 114,055 restricted shares under ILP 4 in accordance with the respective granting agreements. With the end of the applicable vesting period on 2024, we have determined that 48,333 shares (35,056 net of income tax) are due to participants based on performance.

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

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) issuing a corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 5 shall not exceed 2,300,000 and shall be subject to certain trading restrictions.

We have granted participants the right to receive 1,807,094 restricted shares under ILP 5, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP 5, except in one instance of advanced payment in the form of a bonus as a result of a participant ending its employment relationship with us. In addition, other participants ended their employment relationship with us, resulting in the forfeiture of the right to receive restricted shares or the reduction of the number of restricted shares based on the vesting period completed so far. As a result and as of the date of this annual report, we estimate that the remaining participants have the right to receive 1,394,637 restricted shares under ILP 5.

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

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) issuing a corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 6 shall not exceed 2,300,000 and shall be subject to certain trading restrictions.

As of the date of this annual report, we have granted participants the right to receive 2,120,789 restricted shares under ILP 6, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP 6. As of the date of this annual report, we estimate that the remaining participants have the right to receive 1,804,126 restricted shares under ILP 6.

For further information, see note 20 to our consolidated financial statements.

Long-term Incentive Plan No. 7

On March 20, 2025, our board of directors approved the Long-term Incentive Plan No. 7, or ILP 7, which provides for the grant, to its participants, of restricted Class A common shares based on the relevant granting methodology.

The participants of ILP 7 are selected by our board of directors within the eligible employees and officers of our group companies, pursuant to the positions set forth in ILP 7.  Upon the voluntary execution of the respective granting agreement, participants under ILP 7 are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in ILP 7, a certain number of restricted shares, calculated based on their position, salary and effective fulfilment of the vesting period.

Our board of directors may decide, on its sole discretion, to determine the payment of the restricted shares by (i) issuing corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law. The number of our Class A common shares to be issued in relation to ILP 7 shall not exceed 2,300,000 and shall be subject to certain trading restrictions.

As of the date of this annual report, we have granted participants the right to receive 992,347 restricted shares under ILP 7, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP 7. As of the date of this annual report, we estimate that the remaining participants have the right to receive 989.952 restricted shares under ILP 7.

Long-term Incentive Plan No. Extra

              Connected to our ILP 7, our management approved the Long-term Incentive Plan named “Extra”, which provides for the grant, to its participants, of restricted Class A common shares based on the relevant granting methodology, as a compensation incentive to retain key personnel.

The participants of ILP Extra are selected by our management within the eligible employees and officers of our group companies, pursuant to the positions set forth in ILP Extra.  Upon the voluntary execution of the respective granting agreement, participants under ILP Extra are granted the right to receive, subject to the completion of the relevant vesting period and other conditions set forth in ILP Extra, a certain number of restricted shares, calculated based on their position, salary and effective fulfilment of the vesting period.

Our management may decide, on its sole discretion, to determine the payment of the restricted shares by (i) issuing corresponding number of Class A common shares, (ii) paying an amount in Brazilian reais equivalent to the corresponding number of restricted shares, or (iii) a combination of (i) and (ii). The issuance of the restricted shares attributed to each participant under the granting agreement shall be subject to withholdings and reductions, pursuant to applicable tax law.

As of the date of this annual report, we have granted participants the right to receive 237,838 restricted shares under ILP Extra, in accordance with the respective granting agreements. Considering the applicable vesting period has not been completed, no Class A common shares have been issued or payments have been made to the participants under ILP Extra. As of the date of this annual report, we estimate that the remaining participants have the right to receive 237,838 restricted shares under ILP Extra.

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

D.          Employees

As of December 31, 2024, we had 956 employees, of which 940 were based in Brazil, 6 were based in Argentina and 10 were based in Mexico.

As of December 31, 2024, 2023 and 2022, we had 941, 1,069 and 1,128 full-time employees, respectively. We also engage third-party consultants as needed to support our operations.

The table below breaks down our total personnel by category of activity as of December 31, 2024.

Activity	Number of Employees as of December 31, 2024	% of Total
Technology	374	39%
Sales / Customer Experience	410	43%
Product / Marketing	43	5%
Financial / Legal	88	9%
Human Resources	41	4%
Total	956	100%

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

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of the date of this annual report:

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

	Common Shares Beneficially Owned				Total Voting Power(1)
	Class A		Class B
	Shares	%(2)	Shares	%(2)%
Major Shareholders
Cassio Bobsin(3)	10,158,332	35.3%	9,578,220	40.5%	39.9%
Oria Zenvia Co-investment Holdings, LP(4)	—	—	7,199,930	30.1%	26.8%
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia(4)	—	—	4,329,105	18.3%	16.3%
Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia(4)	—	—	2,637,670	11.1%	9.9%
Twilio Inc.(5)	3,846,153	13.4%	—	—	1.4%
Tencent Holdings Limited(6)	3,452,776	12.0%	—	—	1.3%

Directors and Executive Officers
Cassio Bobsin(3)	10,158,332	35.3%	9,578,220	40.5%	39.9%
All directors and executive officers as a group(7)	10,689,509	37.1%	9,578,220	40.5%	40.1%

NM = Not meaningful

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to ten votes per common share, whereas holders of our Class A common shares are entitled to one vote per common share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Exhibit 2.01. Description of Securities Registered under Section 12 of the Exchange Act ⸻ Item 10.B. Memorandum and Articles of Association ⸻ Share Capital.
(2)	Percentage of the specific class of common shares.
(3)	Considers shareholding position held by Cassio Bobsin directly and through Bobsin Corp. Based on a statement on Schedule 13D filed by Mr. Bobsin and Bobsin Corp. on February 8, 2024, the date of the last available Schedule 13D filed by such persons with the SEC. Mr. Bobsin, a member of our board of directors and our chief executive officer, is the sole beneficial owner and indirectly holds common shares in us through his ownership of all participation interests in Bobsin Corp., a corporation formed under the laws of the British Virgin Islands. The business address for Mr. Bobsin is Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.
(4)	Based on a statement on Amendment No. 1 to Schedule 13G filed by Oria Gestão de Recursos Ltda. and others on February 9, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of common shares held of record by Oria Zenvia Co-investment Holdings, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia, all investment funds ultimately managed by Oria Gestão de Recursos Ltda., a Brazilian independent asset management firm focused on private equity and venture capital with approximately R$0.6 billion of assets under management. The principal executive office of Oria Gestão de Recursos Ltda. is located at Avenida Paulista, 2,300, Pilotis Floor, Edificio São Luis, São Paulo, SP, Brazil.
(5)	Based on a statement on Schedule 13D filed by Twilio Inc. on August 9, 2021, the date of the last available Schedule 13D filed by such person with the SEC. The address for Twilio Inc. is at 101 Spear Street, First Floor, San Francisco, California 94105.
(6)	Based on a statement on Amendment No. 3 to Schedule 13G filed by TCH Ivory Limited and Tencent Holdings Limited on February 10, 2023, the date of the last available Schedule 13G filed by such persons with the SEC. Such persons’ business addresses are at Vistra Corporate Services Centre, Wickhams Cay II, Road Town Tortola, VG1110, British Virgin Islands, and 29/F, Three Pacific Place, No 1, Queen’s Road East, Wanchai, Hong Kong, respectively. Consists of common shares held directly by TCH Ivory Limited, wholly-owned subsidiary of Tencent Holdings Limited.
(7)	Other than Cassio Bobsin, a member of our board of directors and our chief executive officer (see note 3 above), none of our directors or executive officer hold more than 1% of our issued and outstanding Class A common shares. Please (see “Item 6. Directors, Senior Management and Employees B. Compensation – Equity Incentive Plans”) for more information.

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

Zenvia and Twilio also entered into commercial agreements that establish complementary initiatives to strengthen our respective businesses by leveraging each other’s communications network – Zenvia contributing its CX communications platform focused on empowering businesses across Latin America, and Twilio with its cloud communications platform focused on empowering developers to improve communications globally. Under the terms of these agreements, for a period of three years, we agreed to process and route application-to-person messaging (A2P messages) and voice calls originating from Twilio’s customers and Twilio reciprocally agreed to process and route A2P messages and voice calls originating from our customers, which is essentially a transaction between us and Twilio for the reimbursement of SMS cost.  As of December 2024, we had R$103,665 thousand in trade and other payables with Twilio. For the year ended December 31, 2024, we have recognized in profit or loss the total of R$16,205 thousand (in 2023, this was R$9,745 thousand) through financial discounts about prepayment reimbursement of SMS costs.

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

Relationships with Our Directors and Executive Officers

Mr. Cassio Bobsin, a member of our board of directors and our chief executive officer, indirectly and directly holds 38.00% of our common shares (and 39.99% of the voting power of our outstanding common shares) through Bobsin Corp. See “Item 7. Major Shareholders And Related Party Transactions ⸻ A. Major Shareholders.”

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

As of December 31, 2024, we recorded provisions in connection with legal and administrative proceedings based on probable loss in an aggregate amount of R$1,797 thousand. However, legal and administrative proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases result in a judgment against us in any reporting period for amounts that exceed our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Tax Proceedings

As of December 31, 2024, we were party to 29 tax proceedings. In general, the main claims sought in these proceedings relate to (i) the disallowance of ISS tax as part of our basis for calculation of PIS/COFINS tax contributions, (ii) administrative claims in the amount of R$44,185 thousand related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from our acquisition of Kanon Serviços em Tecnologia da Informação Ltda. from Spring Mobile Solutions Inc., or Spring, for which we have not recorded a provision as the chance of loss under this proceeding was considered possible, and (iii) judicial proceedings seeking a less burdensome overall tax regime and mainly addressing the reduction of the tax calculation basis levied on the provision of services, for which we have not recorded a provision, considering the associated risk of loss is not deemed probable.

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

ITEM 9.                   THE OFFER AND LISTING

A.           Offer and Listing Details

Our common shares have been listed on the Nasdaq Capital Market since July 23, 2021 under the symbol “ZENV.” Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the Nasdaq Capital Market for our Class A common shares through May 13, 2025.

Price History of Our Class A Common Shares

The tables below set forth the high and low closing sales prices for our Class A common shares on the Nasdaq Capital Market for the periods indicated.

	Nasdaq
	US$ per Class A Common Share
	High	Low
Year
2021	19.00	6.79
2022	7.54	1.13
2023	1.40	0.67
2024	3.85	1.06
2025 (through May 13, 2025)	2.90	1.27

Source: Factset

	Nasdaq
	US$ per Class A Common Share
	High	Low
Quarter
First Quarter 2024	2.66	1.06
Second Quarter 2024	3.85	1.96
Third Quarter 2024	2.57	1.41
Fourth Quarter 2024	2.33	1.12
First Quarter 2025	2.90	1.50
Second Quarter 2025 (through May 13, 2025)	1.96	1.27

Source: Factset

	Nasdaq
	US$ per Class A Common Share
	High	Low
Month
December 2024	2.33	1.50
January 2025	2.90	2.13
February 2025	2.53	1.87
March 2025	2.11	1.50
April 2025	1.96	1.27
May 2025 (through 13, 2025)	1.77	1.54

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

On September 22, 2023, we received a new notification letter from Nasdaq confirming that we had regained compliance with the Minimum Bid Price Requirement. We have been since then in compliance with all applicable listing standards and our Class A common shares continue to be listed and traded on the Nasdaq Capital Market.

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

B.           Memorandum and Articles of Association

At our annual general meeting held on November 30, 2022, our shareholders approved the Second Amended and Restated Memorandum and Articles of Association, which is included as Exhibit 1.01 to this annual report.

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

On August 10th, 2021(with retroactive effects to April 4th, 2021), we entered into an agreement with Claro S.A., or Claro, for Claro to provide us with SMS and business intelligence services. We pay a monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement is valid for a period of three years from its date of execution and subject to automatic renewal for the same period of time, unless either party provides 90 days’ prior written notice of the intention to not seek renewal. An amendment to this agreement was entered into on June 26, 2024 to formalize the replacement of Claro’s Messaging/Pricing Plans, as well as to settle certain financial pending issues between us and Claro under the original agreement.

On August 17th, 2023 (with retroactive effects to June 1st, 2023), we entered into a new agreement with Tim S.A., or TIM, for TIM to provide us with SMS and technical management services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance. The agreement was renewed and is valid until May 31, 2025. On November 25th, 2021 (with retroactive effects to August 1st, 2021), we also entered into an agreement with Tim to provide us with rich communication services (RCS) services, for which we pay a per usage price. On October 24th, 2022 (with retroactive effects to August 1st, 2022), we amended this agreement to extend its term until August 1st, 2023, which was automatically renewed for a new 12-month period. On November 12, 2024, we signed an amendment valid until May 31, 2025, subject to automatic renewal for additional periods of 12 months, unless either party provides 30 days’ prior written notice of the intention to not seek renewal.

On November 30th, 2021(with retroactive effects to October 1st, 2021), we entered into an agreement with Telefonica Brasil S.A., or Vivo, for Vivo to provide us with SMS and RCS services. We pay a fixed monthly subscription fee based on the SMS message bundling allowance plus a fixed charge per SMS message over the allowance and we pay a per usage price on the RCS services. The agreement is valid until March 31, 2025, and we expect to renew it. On February 9th, 2022, we amended this agreement to reflect new commercial terms with effect from April 1st, 2022, regarding the modification of the monthly SMS package contracted, according to item 4.1 of Annex Model I – Commercial Model. On May 15th, 2023 (with retroactive effects to January 1st, 2023), we entered into a second amendment to reflect special commercial terms to part of Vivo´s portfolio, for the period between January 1, 2023 and February 28, 2023.

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

We conducted a sensitivity analysis of the interest rate risks to which our financial investments and loans are exposed as of December 31, 2024. For this analysis, we adopted as a probable scenario for the future interest rates of 14% for the CDI rate. When estimating an increase or decrease in current interest rates for the period of one year by 25% and 50%, interest income and interest expenses, net, would be impacted as follows:

	Balance as of December 31, 2024	Risk	Scenario I (Probable)	Scenario II	Scenario III
	(in thousands of R$)		(in thousands of R$, except percentages)
Financial investments	69,656	Decrease of CDI	4,326	3,244	2.163
			14.0%	10.5%	7.0%
Loans, borrowings and debentures(1)	126,855	Increase of CDI	(21,418)	(26,772)	(32,126)
			18.7%	23.3%	28.0%

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

Operation with derivatives

We use derivative financial instruments to hedge against the risk of a trigger event of Bobsin Corp investment agreement being consummated. Therefore, they are not speculative. On September 19, 2024, we entered into a non-speculative swap agreement with an accrual clause (“SWAP ACC”) to manage exposure to changes in interest rates. For further information regarding this investment agreement, see “Item 4. Information on the Company—A. Our History —Initial Public Offering and Concurrent Private Placement and Recent Equity Raise.”

The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of December 31, 2024, we have an obligation of R$41,814 thousand (R$0 on December 31, 2023) registered as derivative financial instruments.

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

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in internal control over financial reporting as described in “B. Management’s Annual Report on Internal Control Over Financial Reporting” below, as of December 31, 2024, our disclosure controls were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

B.           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and based on this assessment, our management has concluded that, as of December 31, 2024, our internal controls over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As part of our assessment, we identified a material weakness in our internal controls over financial reporting as of December 31, 2024, related to the ineffective design, implementation and operation of internal controls over revenue recognition business process.

The material weakness did not result in a material misstatement to our consolidated financial statements.

Remediation Plan and Actions

In response to the management's assessment of the effectiveness of our internal controls, several action plans are being executed with the objective of implementing automatic routines for data integration between systems and increasing the formalization of management review controls, among others. Despite our commitment to enhance our internal controls for the revenue recognition process, our remediation plan has not been fully implemented as of December 31, 2004. The remediation plan includes the design and implementation of general controls over revenue, such as pricing and billing processes, prioritizing automated controls, observing segregation of duties and documentation retention.

Although we have been implementing improvements in our internal controls over financial reporting since the beginning of 2023 and expect to complete the remediation activities in the shortest period possible, we cannot assure that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Certain Risks Relating to Our Business and Industry — Material weakness in our internal control over financial reporting have been identified. If we are unable to remedy such material weakness or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

C.           Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.

D.           Changes in Internal Control Over Financial Reporting

As reported in our annual report on Form 20-F for the fiscal year ended December 31, 2023, our management identified two material weaknesses in our control over financial reporting related to: (i) the ineffective design, implementation and operation of internal controls over revenue recognition business process, and (ii) aggregation of control deficiencies with respect to ineffective design and operation of user access application domain, which is a sub-process pertaining to general information technology controls, or GITCs.

As part of our commitment to improve our control environment, as of the date of this annual report for the year ended December 31, 2024, we have implemented an extensive remediation plan with respect to the material weaknesses aforementioned, including designing, implementing and assessment of related internal controls. As a result, we concluded that we have remediated the previously identified material weakness related to the ineffective design and operation of specific GITCs, reaffirming our pledge with the continuous enhancement of our governance and controls environment. However, some deficiencies covering the controls over revenue recognition business process were not effectively remediated. The deficiencies related to the revenue recognition business process have been classified as a material weakness due to the controls lacking standardized and consistent operation throughout the year.

With the exception of the changes listed in this item 15, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S.S Ltda., our current independent registered public accounting firm, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
	(in R$ millions)
Audit fees(1)	6.2	0.6
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	6.2	0.6
______________________________________
(1)	In 2024, audit fees were R$6.2 million, being R$3.8 million to Ernst & Young Auditores Independentes S.S Ltda. and R$2.4 million to KPMG Auditores Independentes Ltda.. The fees of Ernst & Young Auditores Independentes S.S. Ltda are related to: i) audit of our annual consolidated financial statements (R$2.0 million); ii) audit of financial statements of subsidiaries (R$1.7 million); and iii) preparation and issuance of consent letters in connection with Form S-8 registration statements (R$0.1 million). The fees of KPMG Auditores Independentes Ltda. are related to: i) audit of our annual consolidated financial statements (R$0.4 million); ii) preparation and issuance of comfort letter in connection with Form F-3 registration statement (R$ 1.9 million); and (iii) preparation and issuance of consent letter in connection with Form S-8 registration statement (R$ 0.1 million).

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

ITEM 16F.                    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in "Item 16F - Change in Registrant's Certifying Accountant" of our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on May 15, 2024.

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

ITEM 16I.                 DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

 ITEM 16J.   INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is included as Exhibit 11.02 to this annual report.

ITEM 16K.CYBERSECURITY

We have implemented and continuously maintain a comprehensive Information Security Management System (ISMS) aligned with internationally recognized frameworks, particularly ISO/IEC 27001 and the NIST Cybersecurity Framework. This system enables us to systematically analyze, identify, and manage information security risks that may impact the confidentiality, integrity, and availability of our systems and the data they contain. As a testament to our enduring commitment to robust information security practices, our organization has achieved ISO/IEC 27001 certification, affirming high standards of our governance, security controls, and continuous improvement mechanisms. Furthermore, our organization holds an “A” rating from SecurityScorecard, an independent cybersecurity risk rating platform. This  accessible rating reflects the strength of our overall cybersecurity posture.

We routinely and continuously, through our risk management process, assess the effectiveness of our security controls. This assessment encompasses policies, processes, and technological controls that may mitigate the likelihood of cybersecurity threats occurring or the severity of their impact. Additionally, our information security team engages in various activities, including application/system security analysis, vulnerability analysis, information security architecture assessments, routine control maturity assessments, penetration testing, information security incident management, and auditing. These activities contribute to our centralized risk management process.

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

In terms of risk process management, we have implemented a methodology grounded in frameworks such as COSO (Committee of Sponsoring Organizations of the Treadway Commission), ISO27005 and ISO 31000 (International Organization for Standardization - Risk Management). These frameworks provide normative guidance on effective assessment, monitoring, and mitigation practices for risks and internal controls. Ultimately, this methodology empowers us to categorize identified risks, offering insights for prioritization and appropriate treatment aligned with the potential impact on our business operations.

All identified risks are systematically cataloged and managed by the Information Security and Privacy Commission, composed of our chief technology officer, our security manager, our infrastructure and governance manager, our site reliability engineering manager, our non-executive engineering officer, our non-executive product officer, our internal controls manager, our financial manager, our legal manager, our human resources manager, as well as our information security and cybersecurity leader, which plays a crucial role in overseeing and governing our cybersecurity risk management processes.

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

Additionally, we undertake certain initiatives to prevent potential cybersecurity incidents, such as implementing Security and Privacy By Design framework based practices in new products and projects. This involves validating various security and privacy aspects during the planning, architectural, development, and implementation phases of each software project.

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

Both the cyber defense and information security teams report to a manager within our technology department responsible for security. This manager reports directly to our chief technology officer. Both such officers possess cybersecurity knowledge and skills acquired from over 20 years of work experience in the technology and security industries, leading technology and cybersecurity teams throughout their careers. For more information on our chief technology officer background and experience, please see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management – Executive Officers.”

In conjunction with our Information Security Management System, our cybersecurity incident management process is a key pillar of our security operations.We have established a comprehensive protocol, integrated into our organization-wide cybersecurity training, to ensure that all employees are equipped to promptly report any suspected or confirmed cybersecurity incidents to our dedicated Cybersecurity Incident Response Team (CSIRT). Incident reports can be submitted through multiple channels — including employees, service providers, customers, and security monitoring or threat intelligence tools — enabling rapid detection and effective response to potential security threats.

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

To ensure that all employees are knowledgeable about our entire Information Security Management System (ISMS), we have implemented a culture of cybersecurity awareness across the organization, supported by mandatory and recurring training programs. These initiatives are designed to ensure that personnel at all levels remain fully informed of current information security protocols, emerging threats, and best practices. Our training framework includes periodic assessments to reinforce learning outcomes and drive behavioral adherence to security policies.

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

2.01*	Description of Securities registered under Section 12 of the Exchange Act.
4.01	Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 4.01 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)
4.02#

Facebook Terms for WhatsApp Business Solution Providers between MKMB Soluções Tecnológicas Ltda and Facebook, Inc., dated as of September 17, 2019 (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269).

4.03#†

English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of November 25, 2021. (incorporated herein by reference to Exhibit 4.03 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)

4.04†

English translation of First Amendment to the Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of October 24, 2022 (incorporated herein by reference to Exhibit 4.04 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)

4.05*#†	English translation of Second Amendment to the Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of November 12, 2024
4.06#†

English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and TIM S.A., dated as of August 17, 2023 (incorporated herein by reference to Exhibit 4.05 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)

4.07#†

English translation of Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and Claro S.A., dated as of August 10, 2021 (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628).

4.08*#†	English translation of the First Amendment to the Service Provision Agreement between Zenvia Mobile Serviços Digitais S.A. and Claro S.A., dated as of June 26, 2024
4.09#†

English translation of Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of November 30, 2021 (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed with the SEC on March 31, 2022, File No. 001-40628).

4.10

English translation of First Amendment to Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of February 9, 2022 (incorporated herein by reference to Exhibit 4.08 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)

4.11#

English translation of Second Amendment to Torpedo Empresas and RCS Agreement between Zenvia Mobile Serviços Digitais S.A. and Telefonica Brasil S.A., dated as of May 15, 2023 (incorporated herein by reference to Exhibit 4.09 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)

4.12

Investment Agreement between Zenvia Inc. and BobsinCorp, dated as of January 31, 2024 (incorporated herein by reference to Exhibit 4.10 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)

4.13*#†	English translation of SMS Connection Solution Agreement between Zenvia Mobile Serviços Digitais S.A. and Claro S.A., dated as of December 17, 2024
8.01*	List of Subsidiaries.
11.01	Code of Ethics and Conduct of Zenvia Inc. (incorporated herein by reference to Exhibit 14.01 to the Registration Statement on Form F-1 filed with the SEC on April 16, 2021, File No. 333-255269)
11.02	Insider Trading Policy
12.01*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.02*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.01*	Consent of Ernst & Young Auditores Independentes S.S. Ltda.
23.02*	Consent of KPMG Auditores Independentes Ltda
97.01	Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.01 to Annual Report on Form 20-F filed with the SEC on May 15, 2024, File No. 001-40628)
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

ZENVIA INC.

By:	/s/ Cassio Bobsin
	Name:	Cassio Bobsin
	Title:	Chief Executive Officer

By:	/s/ Shay Chor
	Name:	Shay Chor
	Title:	Chief Financial Officer

Date: May 15, 2025

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Zenvia Inc. as of December 31, 2024, 2023 and 2022
Independent Auditors’ Report on the Financial Statements	F-3
Auditor Name for 2024 and 2023: Ernst & Young Auditores Independentes S.S. Ltda.
Auditor Firm ID: 1448 Auditor Name for 2022: KPMG Auditores Independentes Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 1124
Consolidated Statement of Financial Position	F-5
Consolidated Statement of Profit or Loss and Other Comprehensive Income	F-6
Consolidated Statement of Changes in Equity	F-7
Consolidated Statement of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9

Zenvia Inc. Consolidated financial statements as of December 31, 2024 and 2023 And for the years ended December 31, 2024, 2023 and 2022

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Zenvia Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Zenvia Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

May 15, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Zenvia Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows of Zenvia Inc. and subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) or “IFRS Accounting Standards”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Porto Alegre, Brazil
April 28, 2023, except as to Note 22.2, which are as of May 14, 2024.

Zenvia Inc.

Consolidated statement of financial position at December 31, 2024 and 2023

(In thousands of Reais)

Assets	Note	2024	2023
Current assets
Cash and cash equivalents	6	116,884	63,742
Trade and other receivables	8	171,190	148,784
Recoverable tax assets	9	19,572	28,058
Prepayments	10	5,157	5,571
Other assets		6,187	4,176
Total current assets		318,990	250,331
Non-current assets
Restricted cash	7	10,891	6,403
Prepayments	10	423	1,119
Deferred tax assets	25	77,304	91,971
Property, plant and equipment	11	15,350	11,879
Right-of-use assets	18	2,497	2,534
Intangible assets	12	1,318,099	1,347,327
Total non-current assets		1,424,564	1,461,233
Total assets		1,743,554	1,711,564

Liabilities	Note	2024	2023
Current liabilities
Trade and other payables	13	445,804	353,998
Loans, borrowings and debentures	14	81,137	36,191
Liabilities from acquisitions	15	90,920	134,466
Employee benefits	16	21,109	50,085
Tax liabilities	17	28,612	19,031
Lease liabilities	18	1,511	2,056
Deferred revenue		5,371	11,547
Derivative financial instruments		295	-
Total current liabilities		674,759	607,374
Non-current liabilities
Liabilities from acquisitions	15	189,886	160,237
Loans and borrowings	14	45,718	51,605
Provisions for tax, labor and civil risks	19	804	1,721
Lease liabilities	18	1,309	752
Trade and other payables	13	15,528	-
Employee benefits	16	2,056	615
Derivative financial instruments	21	41,814	-
Tax liabilities	17	265	313
Total non-current liabilities		297,380	215,243
Equity	21
Capital		1,007,522	957,525
Reserves		230,901	247,464
Foreign currency translation reserve		4,847	3,129
Other components of equity		2,394	283
Accumulated losses		(474,249)	(319,591)
Equity attributable to owners of the Company		771,415	888,810
Non-controlling interests		-	137
Total equity		771,415	888,947
Total equity and liabilities		1,743,554	1,711,564

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statement of profit or loss and other comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Reais)

	Note	2024	2023	2022
Revenue	22	959,680	807,577	756,715
Cost of services	23	(664,907)	(477,035)	(467,803)
Gross profit		294,773	330,542	288,912
Operating expenses
Sales and marketing expenses	23	(101,477)	(109,793)	(119,436)
General and administrative expenses	23	(114,402)	(128,823)	(147,458)
Research and development expenses	23	(47,043)	(52,784)	(64,072)
Allowance for expected credit losses	23	(16,066)	(49,247)	(7,789)
Goodwill impairment	23	-	-	(136,723)
Other income and expenses, net	23	(12,510)	(606)	(102,424)
Operating gain (loss)		3,275	(10,711)	(288,990)
Financial Income (Expenses)
Finance expenses	24	(151,504)	(72,641)	(77,245)
Finance income	24	20,195	28,589	33,423
Financial expenses, Net		(131,309)	(44,052)	(43,822)
Loss before taxes		(128,034)	(54,763)	(332,812)
Income Tax and Social Contribution
Deferred income tax and social contribution	25	(14,667)	202	91,249
Current income tax and social contribution	25	(11,957)	(6,210)	(1,462)
Total Income Tax and Social Contribution		(26,624)	(6,008)	89,787
Loss of the year		(154,658)	(60,771)	(243,025)

Gain (Loss) attributable to:
Owners of the Company		(154,658)	(61,004)	(243,029)
Non-controlling interests		-	233	4

Loss per share (expressed in Reais per share)
Basic	26	(3.063)	(1.456)	(5.843)
Diluted	26	(3.063)	(1.456)	(5.843)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		6,550	(6,356)	(25,153)
Total comprehensive loss for the year		(148,108)	(67,127)	(268,178)
Total comprehensive gain (loss) attributable to:
Owners of the Company		(148,108)	(67,360)	(268,182)
Non-controlling interests		-	233	4

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.

Consolidated statement of changes in equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of reais)

						Other comprehensive income
	Capital	Capital reserve	Legal Reserve	Investment reserve	Retained earnings (loss)	Foreign currency translation reserve	Other components of equity	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at December 31, 2021	957,523	226,599	-	-	(15,558)	34,638	-	1,203,202	-	1,203,202
Loss of the year	-	-	-	-	(243,029)	-	-	(243,029)	4	(243,025)
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	-	(25,153)	-	(25,153)	-	(25,153)
Issuance of shares	1	411	-	-	-	-	-	412	-	412
Share-based compensation	-	2,164	-	-	-	-	-	2,164	-	2,164
Issuance of shares related to business combinations	1	15,739	-	-	-	-	-	15,740	-	15,740
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	-	(100)	(100)
Balance at December 31, 2022	957,525	244,913	-	-	(258,587)	9,485	-	953,336	(96)	953,240
Loss for the period	-	-	-	-	(61,004)	-	-	(61,004)	233	(60,771)
Other components of equity	-	-	-	-	-	-	283	283	-	283
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	-	(6,356)	-	(6,356)	-	(6,356)
Share-based compensation	-	(915)	-	-	-	-	-	(915)	-	(915)
Issuance of shares related to business combinations	-	185	-	-	-	-	-	185	-	185
Issuance of shares	-	3,281	-	-	-	-	-	3,281	-	3,281
Balance at December 31, 2023	957,525	247,464	-	-	(319,591)	3,129	283	888,810	137	888,947
Loss for the period	-	-	-	-	(154,658)	-	-	(154,658)	-	(154,658)
Other components of equity	-	-	-	-	-	-	137	137	(137)	-
Equity Interest Adjustment	-	-	-	-	-	-	1,974	1,974	-	1,974
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	-	6,550	-	6,550	-	6,550
Capital increase from private placement investments	49,997	(19,958)	-	-	-	(4,832)	-	25,207	-	25,207
Issuance of Shares – ATM (At-the-Market)	-	1,395	-	-	-	-	-	1,395	-	1,395
Issuance costs – ATM (At-the-Market)	-	(9,746)	-	-	-	-	-	(9,746)	-	(9,746)
Share-based compensation	-	4,070	-	-	-	-	-	4,070	-	4,070
Issuance of shares - Restricted Stock Unit	-	968	-	-	-	-	-	968	-	968
Issuance of shares - profit-sharing program	-	6,708	-	-	-	-	-	6,708	-	6,708
Balance at December 31, 2024	1,007,522	230,901	-	-	(474,249)	4,847	2,394	771,415	-	771,415

See the accompanying notes to the consolidated financial statements.

Zenvia Inc.
Consolidated statement of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of reais)

	Note	2024	2023	2022
Cash flow from operating activities
Loss for the year		(154,658)	(60,771)	(243,025)
Adjustments for:
Income tax and social contribution		26,624	6,008	(89,787)
Depreciation and amortization	23	92,019	87,807	74,994
Goodwill impairment	12.2	-	-	136,723
Allowance for expected credit losses	8	16,066	49,247	7,789
(Reversal) Provisions for tax, labor and civil risks	19	(18,820)	4,042	4,148
(Reversal) Provisions for bonus and profit sharing		(1,235)	26,503	14,781
Share-based compensation		5,298	2,551	2,947
Provision (Reversal of) for earn-out and compensation	23	9,822	(963)	100,744
Interest from loans and borrowings	14	19,249	21,435	29,723
Interest on leases	18	586	377	512
Exchange variation and Interest and adjustment to present value (APV) on liabilities from acquisition		1,685	9,202	23,083
Loss for non-use of the advance payment		-	-	5,529
Loss on write-off of intangible assets		1,117	815	25
Loss on write-off of property, plant and equipment		-	856	1,327
Gain on financial investments		-	-	(1,155)
Effect of hyperinflation	3d	5,174	2,993	65
Changes in fair value of derivative financial instruments	24	17,321	-	-
Amortization of loan costs		1,656	-	-
Changes in assets and liabilities
Trade and other receivables	8	(39,850)	(45,218)	(69)
Prepayments	10	1,110	1,896	9,084
Other assets		34,012	1,382	(17,888)
Suppliers		99,844	82,725	107,020
Employee benefits		(19,852)	(10,904)	(5,734)
Other liabilities		36,548	9,202	(21,872)
Cash generated from operating activities		133,716	189,185	138,964
Interest paid on loans and leases		(17,731)	(22,028)	(30,509)
Income taxes paid		(8,214)	(4,610)	-
Net cash flow from operating activities		107,771	162,547	108,455
Cash flow from investing activities
Restricted cash	7	(4,488)	(6,403)	-
Acquisition of subsidiary, net of cash acquired		-	-	(300,088)
Acquisition of property, plant and equipment	11	(4,324)	(3,004)	(7,200)
Proceeds from disposal of PPE		356	-	-
Proceeds from sale of financial instruments	6	-	8,160	-
Acquisition of Intangible assets	12	(54,162)	(52,656)	(42,495)
Net cash (used in) investing activities		(62,618)	(53,903)	(349,783)
Cash flow from financing activities
Capital increase – from private placement investments	21	49,997	-	-
Capital increase - ATM	21	1,395	-	-
Issuance costs – ATM (At-the-Market)	21	(9,746)	-	-
Proceeds from loans and borrowings	14	103,870	30,000	34,000
Payment of debt issuance costs	14	(2,889)	(1,062)	-
Payment of borrowings	14	(65,423)	(107,710)	(74,069)
Payment of lease liabilities	18	(2,505)	(1,995)	(2,884)
Payments in installments for acquisition of subsidiaries	15	(65,594)	(62,999)	(172,892)
Net cash from (used in) financing activities		9,105	(143,766)	(215,845)
Exchange rate change on cash and cash equivalents		(1,116)	(1,379)	(24,815)
Net (decrease) increase in cash and cash equivalents		53,142	(36,501)	(481,988)
Cash and cash equivalents at January 1		63,742	100,243	582,231
Cash and cash equivalents at December 31		116,884	63,742	100,243

See the accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(In thousands of Reais)

1.   Operations

Zenvia Inc. (“Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise Zenvia and its subsidiaries (together referred to as the “Company”). The Company is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of Software as a Service (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of December 31, 2024, the Company has a negative consolidated working capital in the amount of R$355,769 (current assets of R$318,990 and current liabilities of R$ 674,759) mainly as a result of past acquisitions, leading to concerns about the Company’s ability to continue as a going concern.

Management has taken many initiatives to increase profitability since 2022,such as reduction of the Company’s workforce by 25%. While these actions were instrumental for the Company to deliver improved cash generation in FY 2024 and beginning of 2025, management is committed to continue pursuing new operational efficiencies for the next 12 months. In February 2024, Management concluded several renegotiations with its creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations include an extension of payment terms on bank loans and debentures from 18 months to 36 months (final maturity December 2026), extension of liabilities related to past M&As from 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain M&A liabilities into Zenvia´s equity (potential conversion estimated at circa 30% of total M&A liabilities). Additionally, in February 2024, the controlling shareholder injected a total of R$50,000 as new equity in the Company. Since April 2024, the Company received five new credit lines from local banks in Brazil in the total amount of circa R$80,000 and was granted additional grace periods on amortization of existing credit lines, attesting the improved perception over the Company's credit profile. Additionally, the Company acquired R$180,000 in working capital credit lines from carriers in Brazil. Considering the Company’s short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, management expects a cash outlay of R$114,786 for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. Despite the above-mentioned initiatives and given the expected future operating cash flow, management will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with clients. As announced on January 13, 2025, the Company has initiated a new strategic cycle that will focus on its SaaS business, namely on the recently launched Zenvia Customer Cloud. As a result, management has been proactively evaluating opportunities to divest assets that fall outside the scope of Zenvia Customer Cloud, including the CPaaS business. Management believes that the combination of proceeds from divestments, improved working capital and renegotiations of its existing debt is key to ensure that the positive projected cash flows from operations will be sufficient for the Company’s financial requirements for the next twelve months, and therefore that the Company will be able to continue operating as a going concern. Although there is still uncertainty about how long it will take for these actions to be fully executed, on December 31, 2024, the financial statements do not include any adjustments that may result from the inability to continue operating.

a.   Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, the Company, through its subsidiary Zenvia Brazil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil.

On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert R$100,000 of total debt into equity, of which R$50,000 can be converted until December 31, 2025. The remaining balance can be converted once every 6 months, with total amount limited to 6 installments, from January 1, 2026, until the conclusion of the contract period.

On February 23, 2024, and March 22, 2024, the executive sellers exercised the Purchase Option, resulting in Zenvia acquiring the remaining shares and holding 100% of shares of Movidesk.

Notes to the Consolidated Financial Statements
(In thousands of Reais)

Notes to the Consolidated Financial Statements
(In thousands of Reais)

2. Company’s subsidiaries

		December 31, 2024		December 31,2023		December 31, 2022
	Country	Direct	Indirect	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100	-	100
Total Voice Comunicação S.A. (i)	Brazil	-	-	-	100	-	100
Zenvia US Corporation (iii)	USA	-	100	-	100	-	100
Zenvia México	Mexico	-	100	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100	-	100
One to One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A.	Brazil	-	100	-	100	-	100
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100	-	100
Zenvia Argentina S.A. (iv)	Argentina	-	100	-	100	-	100
Movidesk S.A.	Brazil	-	100	-	98.04	-	98.04
Rodati Servicios, S.A. de CV (ii)	Mexico	-	-	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100	-	100

(i)	On July 01, 2024, the subsidiary Total Voice Comunicação S.A. were merged into Zenvia Mobile Serviços Digitais S.A.
(ii)	On November 23, 2024, the subsidiary Rodati Servicios, S.A. de CV were merged intoZenvia México.
(iii)	On February 07, 2024, the subsidiary formerly known as Rodati Motors Corporation changed its legal name to Zenvia US Corporation.
(iv)	On April 19, 2024, the subsidiary formerly known as Rodati Services S.A. changed its legal name to Zenvia Argentina S.A.

Notes to the Consolidated Financial Statements
(In thousands of Reais)

3.   Preparation basis

These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) or “IFRS Accounting Standards”.

The issuance of these consolidated financial statements was approved by the Executive Board of Directors on May 15, 2025.

a.  Measurement basis

The financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.  Functional and presentation currency

These consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Zenvia US Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Zenvia Argentina S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Zenvia México. has the local currency, Mexican Pesos (MEX), as its functional currency.

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

d.  Accounting and reporting in highly hyperinflationary economy

In December 2024, considering that the inflation accumulated in the past five years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Zenvia Argentina S.A., located in Argentina.

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

IAS 29 generated an impact for the year ended December 31, 2024, in the finance result in the amount of R$5,174 (R$2,993 in 2023 and R$65 in 2022)

e.  Critical use of estimates and accounting judgments

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

Judgments:

Information about judgments referring to the adoption of accounting policies which impact significantly the amounts recognized in the financial statements are included in the following notes:

Note 12 - Intangible assets: determination of useful lives of intangible assets.

Notes to the Consolidated Financial Statements
(In thousands of Reais)

Uncertainties on assumptions and estimates:

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next fiscal year are included in the following notes:

Note 8 – Allowance for expected losses: main assumptions in the determination of loss rate.

Note 12 - Impairment test of intangible assets, intangible assets with an indefinite useful life and goodwill: assumptions regarding projections of generation of future cash flows.

Note 19 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 20 – Long-Term Incentive Programs and Management remuneration: the provision is determined at the contract signing date, based on the share value and exchange rate at that moment, with no subsequent adjustments.

Note 25 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

4.   Material Accounting Policies

The material accounting policies described in detail below have been consistently applied to all years presented in these consolidated financial statements, unless otherwise stated. The accounting policies have been consistently applied by the Company.

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

(ii)   Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control begins until the date on which control ceases.

Notes to the Consolidated Financial Statements
(In thousands of Reais)

(iii)   Principles of consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

b.   Foreign currency

           Transactions in foreign currency

Transactions in foreign currency, that is, all those not carried out in the functional currency, are translated at the exchange rate on the dates of each transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate on the closing date. Gains and losses from changes in exchange rates on monetary assets and liabilities are recognized in the profit or loss

c.   Revenue

Performance obligations and revenue recognition policies

Revenue is recognized when the Company has transferred control of the services to the clients, in an amount that reflects the consideration the Company expects to collect in exchange for those services.

The paragraph below provides information about the nature and timing of satisfaction of performance obligations in customer contracts, including significant payment terms, and related revenue recognition policies.

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

Revenue is recognized when control of services is transferred to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services – over the time of license usage entitlement. Revenue is recognized net of any taxes levied on customers, which are subsequently remitted to government authorities. Invoiced amounts are recorded in accounts receivable and in revenue or advances from customers, depending on whether the revenue recognition criteria are met. The company’s agreements with customers do not provide rights of return, and do not provide customers with the right to take possession of the software that supports the applications. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time.

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

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

Equity instruments

The Company subsequently measures all equity investments at fair value. Changes in the fair value of financial assets at fair value through profit or loss are recognized in financial income (expense) in the statement of income as applicable.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the receivables.

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when there is a legal right to offset the recognized amounts and there is the intention to liquidate them on a net basis or carrying out the asset and settling the liability simultaneously. The legal right should not be contingent on future events, and should be applicable in the normal business course and the event of default, insolvency or bankruptcy of the Company or the counterparty.

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

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

(iv)       Fair value of financial instruments

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

(v)     Non-derivative financial Assets

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

The Company considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Company in full, without recourse to actions such as obtaining collateral (if any); or
●	the financial asset is more than 90 days past due.

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

e.   Property, plant and equipment

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

f.   Intangible asset

(i)   Initial recognition

Intangible assets that are acquired by the Company and that have defined useful lives are measured at cost, less accumulated amortization, and any accumulated impairment losses.

Certain direct development costs associated with internally developed software and software enhancements of the Company’s technology platform are capitalized. Capitalized costs, which occur post determination by Management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets over the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred. Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

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

The Company performs the impairment test of the assets in the scope of IAS 36 -Impairment of assets when (i) it observes an indication that an asset may be impaired or (ii) annually, whenever the entity has non-ready-to-use assets or goodwill. Assets of the Company subject to IAS 36 are intangible assets (including goodwill), property and equipment and investments in associates.

For purposes of impairment testing of goodwill and intangible assets, the Company has grouped the CGUs within CPaaS and SaaS operating segments and performs the test at the operating segment level. This is the lowest level at which management monitors goodwill for internal management purposes. See Note 12.2  for details in the model and key assumptions adopted in the annual goodwill impairment test
g.   Share based payment

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

Notes to the Consolidated Financial Statements
(In thousands of Reais)

h.   Income tax and social contribution

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

i.   Provisions

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

j.   Share capital

The incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

The capital is composed of 51,934,634 common shares. Capital increases are allowed by resolution of the Board of Directors independently of amendment to its bylaws up to the limit of 1,000,000,000 new nominative common shares with no nominal value.

k.   Financial income and financial expenses

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

l.   Employee benefits

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

5.    New standards, amendments, and interpretations of standards

5.1. New currently effective requirement

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of  January 1st, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●	Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements -;
●	Amendments to IFRS 16: Lease Liability in a Sale and Leaseback;
●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current/ - Classification of liabilities as current or non-current/ Non-current liabilities with covenants;
●	Pillar 2 in Brazil (“MP”) n° 1,262/2024: imposes a corporate tax surcharge (Additional CSLL) intended to function as Brazil’s QDMTT (Qualified Domestic Minimum Top-up Tax) starting January 1, 2025

Notes to the Consolidated Financial Statements
(In thousands of Reais)

5.2.   Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2024 year:

●	Amendments to IFRS 18: Presentation and disclosure in financial statements.
●	Amendments to IAS 21: Lack of Exchangeability;
●	Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments;
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures;

6.   Cash and cash equivalents and financial investments

	2024	2023
Cash and banks	47,228	30,053
Short-term investments maturing in up to 90 days (a)	69,656	33,689
Total	116,884	63,742
Cash and cash equivalents	116,884	63,742

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 90% to 100% (2023 - 100.5% to 103.0%) of the CDI rate (Interbank Interest Rate in Brazil).

7.   Restricted cash

On December 31, 2024, the amounts of R$10,891 invested in Bank Deposit Certificates refer to the contractual guarantee of loans from Votorantim S.A. and Banco BTG Pactual S.A., respectively. The minimum guarantee percentage is 33% of the outstanding balance for Votorantim S.A. and 30% for Banco BTG Pactual S.A.

8.   Trade and other receivables

	2024	2023
Domestic	217,809	185,099
Abroad	25,080	21,013
	242,889	206,112
Allowance for expected credit losses	(71,699)	(57,328)
Total	171,190	148,784

Changes in allowance for expected credit losses are as follows:

	2024	2023	2022
Balance at the Beginning year	(57,328)	(10,427)	(8,298)
Additions	(23,667)	(49,247)	(23,320)
Reversal	7,601	-	15,531
Write-offs	3,073	2,623	5,660
Exchange variation	(1,378)	(277)	-
Balance at the End of the year	(71,699)	(57,328)	(10,427)

Notes to the Consolidated Financial Statements
(In thousands of Reais)

The breakdown of accounts receivable from customers by maturity is as follows:

	2024	2023
Current	169,972	154,846
Overdue (days):
1–30	14,184	16,636
31–60	8,597	6,282
61–90	4,743	2,915
91–120	2,385	2,257
121–150	3,020	2,069
>150	39,988	21,107
Total	242,889	206,112

The expected credit loss rates of accounts receivable from customers by maturity is as follows:

31 December 2024	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	0.77%	170,653	(1,278)
1–30 days past due	25.00%	14,184	(3,546)
More than 31 days past due	113.86%	58,733	(66,875)

31 December 2023	Weighted-average loss rate	Gross carrying amount	Loss allowance
Current (not past due)	16.15%	152,675	(24,651)
1–30 days past due	9.44%	16,636	(1,570)
More than 31 days past due	81.38%	38,222	(31,106)

9.   Recoverable tax assets

	2024	2023
Corporate income tax (IRPJ) (a)	586	2,141
Social contribution (CSLL) (a)	383	450
Federal VAT (PIS/COFINS) (b)	14,408	23,147
Federal Social Security Tax on Gross Revenue (CPRB) (c)	1,676	-
Others	2,519	2,320
Total tax assets	19,572	28,058

Current	19,572	28,058
Non-current	-	-

(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	The Company is eligible for PIS and COFINS (Federal VAT) tax credits on SMS cost invoices issued by the operator, as it collects contributions to PIS and COFINS on a non-cumulative basis at rates of 1.65% and 7.6%.
(c)	The Company has recognized the favorable rulings from the Federal Regional Court regarding the writ of security, which affirmed the right to calculate the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”) contributions for the period from November 2012 to November 2015 based on gross revenue (CPRB), rather than on payroll.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

10.   Prepayments

	2024	2023
Software license	3,631	2,750
Insurance	851	2,998
Other	1,098	942
Total	5,580	6,690

Current	5,157	5,571
Non-current	423	1,119

11.   Property, plant and equipment

11.1. Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2024
Furniture and fixtures	10	800	(665)	135
Leasehold improvements	10	1,609	(1,425)	184
Data processing equipment	20	27,839	(12,887)	14,952
Machinery and equipment	10	93	(14)	79
Total		30,341	(14,991)	15,350

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2023
Furniture and fixtures	10	800	(512)	288
Leasehold improvements	10	1,609	(1,262)	347
Data processing equipment	20	22,500	(11,341)	11,159
Machinery and equipment	10	93	(8)	85
Total		25,002	(13,123)	11,879

Notes to the Consolidated Financial Statements

(In thousands of Reais)

11.2. Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2023	Additions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2024
Furniture and fixtures		800	-	-	-	-	800
Leasehold improvements		1,609	-	-	-	-	1,609
Data processing equipment		22,500	9,580	(4,441)	131	69	27,839
Machinery and equipment		93	-	-	-	-	93
Cost		25,002	9,580	(4,441)	131	69	30,341
Furniture and fixtures	10	(512)	(153)	-	-	-	(665)
Leasehold improvements	10	(1,262)	(163)	-	-	-	(1,425)
Data processing equipment	20	(11,341)	(5,442)	4,085	(131)	(58)	(12,887)
Machinery and equipment	10	(8)	(6)	-	-	-	(14)
(-) Accumulated depreciation		(13,123)	(5,764)	4,085	(131)	(58)	(14,991)
Total		11,879	3,816	(356)	-	11	15,350

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	December 31, 2023
Furniture and fixtures		724	62	(79)	-	93	-	800
Leasehold improvements		1,607	2	-	-	-	-	1,609
Data processing equipment		26,541	2,940	(6,636)	18	(108)	(255)	22,500
Machinery and equipment		374	-	(272)	-	(9)	-	93
Other fixed assets		158	-	(306)	-	148	-	-
Cost		29,404	3,004	(7,293)	18	124	(255)	25,002
Furniture and fixtures	10	(358)	(98)	29	-	(85)	-	(512)
Leasehold improvements	10	(1,100)	(163)	1	-	-	-	(1,262)
Data processing equipment	20	(12,548)	(4,902)	5,945	(677)	11	830	(11,341)
Machinery and equipment	10	(294)	(8)	237	-	57	-	(8)
Other fixed assets	10 to 20	(118)	-	225	-	(107)	-	-
(-) Accumulated depreciation		(14,418)	(5,171)	6,437	(677)	(124)	830	(13,123)
Total		14,986	(2,167)	(856)	(659)	-	575	11,879

Notes to the Consolidated Financial Statements

(In thousands of Reais)

12.    Intangible assets

12.1.  Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2024
Intangible assets under development	-	49,149	-	49,149
Software license	20 to 50	37,347	(17,756)	19,591
Database	10	800	(707)	93
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(122,650)	13,198
Non-compete	20	2,697	(2,695)	2
Brands and patents	-	29	-	29
Platform	20	517,851	(205,253)	312,598
Total		1,667,160	(349,061)	1,318,099

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2023
Intangible assets under development	-	47,124	-	47,124
Software license	20 to 50	32,217	(10,085)	22,132
Database	20 to 50	800	(627)	173
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(111,186)	24,662
Non-compete	-	2,697	(1,954)	743
Brands and patents	-	29	-	29
Platform	10 to 20	470,235	(141,210)	329,025
Total		1,612,389	(265,062)	1,347,327
F-25

Notes to the Consolidated Financial Statements

(In thousands of Reais)

12.2.   Changes in intangible assets

	Average annual amortization rates %	December 31, 2023	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2024
Intangible asset in progress		47,124	50,672	(47,959)	(1,117)	(369)	798	49,149
Software license		32,217	3,827	1,265	-	38	-	37,347
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		135,848	-	-	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		470,235	-	46,694	-	922	-	517,851
Cost		1,612,389	54,499	-	(1,117)	591	798	1,667,160
Software license	20 – 50	(10,085)	(7,660)	-	-	(11)	-	(17,756)
Database	10	(627)	(80)	-	-	-	-	(707)
Customer portfolio	10	(111,186)	(11,464)	-	-	-	-	(122,650)
Non-compete	20	(1,954)	(741)	-	-	-	-	(2,695)
Platform	20	(141,210)	(63,923)	-	-	(120)	-	(205,253)
(-) Accumulated amortizations		(265,062)	(83,868)	-	-	(131)	-	(349,061)
Total		1,347,327	(29,369)	-	(1,117)	460	798	1,318,099

	Average annual amortization rates %	December 31, 2022	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2023
Intangible asset in progress		41,707	47,253	(40,714)	(5)	522	(1,639)	47,124
Software license		10,112	5,403	18,888	(2,186)	-	-	32,217
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		131,448	-	4,400	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		452,814	-	17,421	-	-	-	470,235
Cost		1,563,046	52,656	(5)	(2,191)	522	(1,639)	1,612,389
Software license	20 – 50	(5,135)	(6,465)	139	1,376	-	-	(10,085)
Database	10	(547)	(80)	-	-	-	-	(627)
Customer portfolio	10	(94,967)	(13,652)	(2,567)	-	-	-	(111,186)
Non-compete	20	(1,146)	(808)	-	-	-	-	(1,954)
Platform	10 - 20	(84,019)	(59,624)	2,433	-	-	-	(141,210)
(-) Accumulated amortizations		(185,814)	(80,629)	5	1,376	-	-	(265,062)
Total		1,377,232	(27,973)	-	(815)	522	(1,639)	1,347,327
F-26

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The amortization of intangibles includes the amount of R$62,139 for the period ended December 31, 2024 (In 2023 - R$64,381 and 2022 - R$59,532) related to amortization of intangible assets acquired in business combinations, of which R$50,746 (In 2023 - R$52,061 and 2022 - R$44,043) was recorded in costs of services and R$11,392 (In 2023 - R$12,319 and 2022 - R$15,489) in administrative expenses.

The Company performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The Company impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. For the period ended December 31, 2024, The Company had no indications of impairment for its intangible assets, therefore an impairment test was not required.

Impairment testing

In 2024, the significant assumptions for impairment testing were as follows:

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

The recoverable amount of the two CGUs was determined by calculating the present value of cash flows based on the Company's economic / financial projections for the next 6 years, reflecting the average cycle of the Company's strategic initiatives and the new strategic cycle, focused on accelerating the growth of Zenvia Customer Cloud and optimizing the portfolio, followed by a terminal growth rate thereafter.

The key assumptions used in the estimation of the value in use are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant markets in which CGU operates and have been based on historical data from both external and internal sources.

	2024	2023	2022
CPaaS CGU
Weighted average annual revenue growth	2.43%	19.37%	3.55%
Weighted average annual growth of variable cost	3.61%	20.06%	(4.51)%
Weighted average cost of capital (WACC)	15.54%	15.69%	15.44%
Growth in terminal value	3.5%	3.5%	3.25%

SaaS CGU
Weighted average annual revenue growth	21.95%	25.87%	36.86%
Weighted average annual growth of variable cost	(1.20)%	18.88%	22.94%
Weighted average cost of capital (WACC)	15.54%	15.69%	15.44%
Growth in terminal value	5.00%	5.00%	3.25%

As a result of the intangible asset and goodwill impairment testing in the year ended  December 31, 2024 the estimated recoverable amount exceeded its carrying amount by R$504,452 thousand in CPaaS CGU and R$261,492 thousand in SaaS CGU. The carrying amounts of the CPaaS CGU and SaaS CGU are R$101,270 and R$1,239,041, respectively. Therefore, there is no provision for impairment to be recognized. This result is attributable to the SaaS CGU projections, which reflect the Company’s strategic focus on this segment and the expected revenue growth based on the gradual adoption by clients, recurring revenue model and ongoing cost optimization initiatives.There was no impairment loss to be recognized for intangible assets and goodwill for the year ended December 31, 2024.

On December 31, 2022, the Company recognized an impairment of R$136,723 in SaaS CGU that reduced the book value of goodwill to its recoverable amount. Regarding CPaaS CGU, no goodwill impairments were identified.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

13.   Trade and other payables

	2024	2023
Domestic suppliers	338,028	243,186
Abroad suppliers	5,785	3,897
Advance from customers	5,807	2,220
Related parties (a)	106,083	89,594
Other accounts payable	5,629	15,101
Total	461,332	353,998

Current	445,804	353,998
Non-current	15,528	-

(a)	The outstanding balances relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 28).

14.   Loans, borrowings and debentures

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2023	Proceeds	Interest paid	Payments	Amortized cost	Interest incurred	Amortized cost	December 31, 2024	Current	Non- current
Working capital	100 % CDI + 3.90% to 6.55%	30,148	39,519	69,667	103,870	(14,764)	(59,247)	(2,889)	16,603	1,522	114,762	75,086	39,676
Debentures	18.16%	6,043	12,086	18,129	-	(2,640)	(6,176)	-	2,646	134	12,093	6,051	6,042
		36,191	51,605	87,796	103,870	(17,404)	(65,423)	(2,889)	19,249	1,656	126,855	81,137	45,718

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Proceeds	Interest paid	Payments	Amortized cost	Interest incurred	Amortized cost	December 31, 2023	Current	Non- current
Working capital	100% CDI + 3.90% to 6.55%	62,335	63,499	125,834	30,000	(17,533)	(85,239)	(662)	17,267	-	69,667	30,148	39,519
Debentures	18.16%	27,206	13,794	41,000	-	(4,168)	(22,471)	(400)	4,168	-	18,129	6,043	12,086
		89,541	77,293	166,834	30,000	(21,701)	(107,710)	(1,062)	21,435	-	87,796	36,191	51,605

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The portion classified in non-current liabilities has the following payment schedule:

	2024	2023
2024	-	849
2025	-	26,007
2026	45,416	24,749
After 2027	302	-
Total	45,718	51,605

Working Capital

On January 3, 2024, Zenvia Brazil signed an amendment with Banco Bradesco S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$30,000, current balance R$11,073, establishing a new amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal.

On January 4, 2024, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$ 12,000, establishing an amortization schedule of 36 installments, six months of grace period and 30 amortization period of principal.

On April 16, 2024, Zenvia Brazil signed an amendment with BANCO SANTANDER (BRASIL) S.A. for a 4131 Loan in the original aggregate amount of R$25,000,establishing an amortization schedule comprised of 12 installments, three-months of grace period and nine-months installments of principal.

On April 12, 2024, Zenvia Brazil signed an amendment with BANCO ABC BRASIL S.A. for a Commercial Promissory Notes Loan in the original aggregate amount of R$15,000, establishing an amortization schedule comprised of 18 installments, six-months of grace period and twelve-months installments of principal. In this transaction, we have a swap with CDI high limiter up to 15.3% for the first six installments, which serves as a protective mechanism.

On September 19, 2024, Zenvia Brazil signed an amendment with BANCO ABC BRASIL S.A. for a Commercial Promissory Notes Loan in the original aggregate amount of R$18,000, establishing an amortization schedule consisting of 15 installments, three-months of grace period and twelve-months installments of principal. In this transaction, we have a swap with CDI high limiter up to 14,8% for the three installments, which serves as a protective mechanism.

On September 19, 2024, Zenvia Brazil repaid a loan ahead of schedule with BANCO ABC BRASIL S.A. for a Commercial Promissory Notes Loan in the original aggregate amount of R$15,000.

On October 8, 2024, Zenvia Brazil signed an agreement with Banco BTG Pactual S.A, for a Commercial Promissory Notes Loan in the original aggregate amount of R$25,000, establishing an schedule comprised of 24 installments, six-months of grace period and eighteen-months installments of principal.

On November 12, 2024, Zenvia Brazil signed an agreement with BANCO DO BRASIL S.A. for an Advance on Exchange Contracts Loan in the original aggregate amount of USD 1,540 corresponding to R$ 8,870, establishing an amortization schedule wherein the principal and interest is to be paid within one year from the date of contract initiation.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Contractual clauses

The Company has financing agreements in the amount of R$96,729  guaranteed by a range of 20% to 50% of accounts receivable given as collateral  and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

The Company has a financing agreement with Bradesco and Santander in the amount of R$8,864 and R$11,196 respectively in which the guarantee is the receipt of credits from Bradesco and Santander as a client.

The Company, through its subsidiary One to One has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent at least, (i) R$4,000 between November 30, 2023 and December 31, 2024; (ii) R$3,000 between January 1, 2025 and December 31, 2025; and (iii) R$2,000 between January 1, 2026 and December 31, 2026, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

On April, 9, 2024, the Company signed an amendment establishing (i) a new guarantee value, which became the aggregate value corresponding to R$6,500 million, (ii) the exclusion of the minimum cash covenant, and (iii) the extension, in one year (until March 31, 2025), of the term for the reduction of liabilities arising from corporate acquisitions in the amount equivalent to R$50 million.

Cash Collateral Renegotiation

In November 2024, the Company partially redeemed a cash collateral investment of R$ 6,065 with Votorantim S.A. The proceeds were used to partially settle a loan with the same institution. Following this transaction, the related guarantee requirements were adjusted and remain in compliance with the contractual terms.

Covenants

The Company has certain covenants related to its loans and financing , which are customary for agreements of this nature. The most restrictive financial covenant is related to leverage and measured as follows:

(i) A net debt-to-EBITDA ratio, which is measured at the end of each fiscal year. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x. For purposes of our financing agreements, (i) net debt is defined as gross debt (as such term is defined in the agreements) minus cash, financial investments and short- and long-term financial assets (such as derivatives), and (ii) EBITDA is defined as results (in the twelve months prior to the date of testing) before income tax and social contribution, depreciation and amortization, financial results, non-operational results, equity income from unconsolidated companies and non-controlling interests, excluding the effects of IFRS 16 – Leases.

Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision stipulates that a default under one agreement may result in a default under other agreements.

As of December 31, 2024, the Company performed a thorough review of the covenants associated with its loan and financing agreements, as part of its regular year-end procedures. Although the Company was in full compliance with all financial covenants as of that date, with no breaches or events of default identified, certain waivers were proactively renegotiated with financial institutions as a precautionary measure. These waivers were formally documented through appropriate consents, ensuring continued alignment with the terms of the respective agreements.

Based on this process, the Company does not anticipate any short- or medium-term impacts on its operations arising from potential breaches of restrictive clauses.  For the period ended December 31, 2024, the Company was in full compliance with all financial covenants, with no breaches identified.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

15.   Liabilities from acquisitions

	Liabilities from acquisitions
	2024	2023
Acquisition of Sirena	-	3,496
Acquisition of D1 (i)	25,078	20,769
Acquisition of SenseData	23,566	41,943
Acquisition of Movidesk (ii)	232,162	228,495
Total liabilities from acquisitions	280,806	294,703

Current	90,920	134,466
Non-current	189,886	160,237

(i)

On February 6, 2024, Zenvia Brazil renegotiated the D1 earnout, in the total outstanding amount of R$21,521. Payment terms were extended to a total of 36 months, with a six-month grace period and 30 monthly payments, with final maturity in December 2026. On November 28, 2024, the third amendment renegotiated the reduction of the installment amounts for the period from November 2024 to November 2025 and additional fees in the amount R$ 2,485 was recorded in liabilities due to the new amendment.

(ii)	On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert approximately R$100,000 of total debt into equity, subject to certain conversion deadlines agreed between the parties.

Set out below are the future payments of the Liabilities from acquisition as at December 31, 2024, as follows:

	D1	Sensedata	Movidesk
2025	5,514	23,566	61,839
2026	19,564	-	52,419
2027	-	-	59,799
2028	-	-	58,105
Total	25,078	23,566	232,162

Notes to the Consolidated Financial Statements

(In thousands of Reais)

16.   Employee benefits

	2024	2023
Salary	3,331	10,286
Labor provisions (vacation)	16,918	16,481
Provision for bonus	157	22,578
Other obligations	636	539
Long-term benefits (a)	2,124	816
Total	23,166	50,700

Current	21,109	50,085
Non-current	2,056	615

(a)	Effect of the provision for taxes to be paid on the delivery of restricted Class A common shares (“RSU”) of the plan described in Note 20.

17.   Tax liabilities

	2024	2023
Social security	2,284	2,498
Severance indemnity fund (FGTS)	1,032	1,096
Federal VAT (PIS/COFINS)	6,871	1,672
Withholding income taxes (IRF/CSRF)	10,245	7,656
Service taxes (ISSQN)	1,394	1,254
Taxes to be paid in installments	335	498
Other	6,716	4,670
Total	28,877	19,344
Current	28,612	19,031
Non-current	265	313

128

Notes to the Consolidated Financial Statements

(In thousands of Reais)

18.   Right-of-use assets and lease liabilities

18.1. Breakdown of balances

Lease of properties and equipment	2024	2023
Average annual depreciation rates (%)	20 to 30	20 to 30
Cost	6,505	5,129
Accumulated depreciation	(4,008)	(2,595)
Net balance	2,497	2,534

18.2. Changes in Lease of properties and equipment

The following table shows the changes in the right-of-use assets:

	2024	2023
Balance at the Beginning year	2,534	4,604
New lease agreements	3,304	-
Remeasurement	(1,928)	(184)
Depreciation	(2,387)	(2,007)
Write-off	974	121
Balance at the End of the year	2,497	2,534

On December 31, 2024, the Company had lease agreements corresponding mainly to the lease of third-party properties, with an average term of 2 to 5 years. The amount of the lease liability obligation in 2024 is R$2,820 (In 2023 R$2,808).

The change in the Company's lease liability balance to December 31, 2024 and 2023 occurred as follows:

				Changes in cash		Changes not affecting cash
	Current	Non- current	Balance on December 31, 2023	Lease payments	Interest paid	Lease termination	Remeasurements and new contracts	Interest	Balance on December 31, 2024	Current	Non- Current
Lease of properties and equipment	2,056	752	2,808	(2,505)	(327)	(1,180)	3,438	586	2,820	1,511	1,309

				Changes in cash		Changes not affecting cash
	Current	Non- current	Balance on December 31, 2022	Lease payments	Interest paid	Lease termination	Remeasurements and new contracts	Interest	Balance on December 31, 2023	Current	Non- Current
Lease of properties and equipment	1,992	2,824	4,816	(1,995)	(327)	(63)	-	377	2,808	2,056	752

The discount rate adopted by the Company was 15.44% p.a. for property and equipment rental contracts.

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

	2024	2023
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	-	39,855
Labor provisions and other provisions	1,797	2,352
Total provisions	1,797	42,207
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(511)	(39,895)
Labor appeals judicial and other deposits	(482)	(591)
Total judicial deposits	(993)	(40,486)
Total	804	1,721

Service tax (ISSQN) Lawsuit – Company Zenvia

(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself. On September 27, 2024 a conciliation mediation process related to the legal action regarding the Service Tax (ISSQN) was concluded. Under the terms of the agreement, the Municipality of Porto Alegre collected 50.29% of the balance from the judicial deposit, while the Company collected the remaining balance of 49.71%. The amount recovered by the Company had been previously recognized as a provision for tax contingencies and was reversed through profit or loss as a reduction of taxes on revenue.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

19.2. Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2024, the total amount of contingencies classified as possible was R$46,534 (R$75,655 as of December 31, 2023). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to administrative claims in the amount of R$44,185 (R$40,640 as of December 31, 2023) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$259 as of December 31, 2024 (R$2,551 as of December 31, 2023). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$2,090 as of December 31, 2024 (R$961 as of December 31, 2023).

Changes in provisions are as follows:

Provision
Balance at January 1, 2023	39,750
Additions	5,731
Reversals	(1,689)
Payments	(1,585)
Balance at December 31, 2023	42,207
Additions	3,473
Reversals	(22,293)
Payments	(21,590)
Balance at December 31, 2024	1,797

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2023	37,781
Additions	2,705
Balance at December 31, 2023	40,486
Additions	2,454
Reversals	(21,252)
Payments	(20,695)
Balance at December 31, 2024	993

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

The Long-Term Incentive Programs 1 to 4 (“ILP 1 to 4”) have either been finished or have completed their vesting periods and the delivery of shares.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2023.

On January 24, 2024, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 6”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2024.

As of December 31, 2024, the Company had outstanding 4,683,550 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$6,379 (R$2,314 as of December 31, 2023) recorded in the consolidated financial statements. An expense amounting to R$6,909 (R$4,193 for the year ended December 31, 2023) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Weighted average grant date fair value (Per share)
08.09.2021	12.22.2022	45,522	59.11
08.23.2021	12.22.2022	11,436	84.50
08.24.2021	12.22.2022	3,833	86.68
05.05.2022	05.09.2024	240,000	75.72
03.13.2023	12.31.2025	2,300,000	8.34
02.06.2024	12.31.2026	2,300,000	7.35
		4,900,791

As of December 31, 2024 the Company has 4,683,913 shares issued (outstanding shares), reserved for the shared based payment plans.

The roll forward of the outstanding shares for the year ended December 31, 2024, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(144,485)
Outstanding RSU on December 31, 2023	2,450,849
Shares granted	2,300,000
Shares delivered	(66,936)
Outstanding RSU on December 31, 2024	4,683,913

Key management personnel compensation

Key management personnel compensation comprised the following:

	For the Year ended December 31,
	2024	2023
Short-term employee benefits	17,218	13,363
Other long-term benefits	1,078	1,120
Termination benefits	-	873
Share-based payments	1,531	1,466
Total	19,827	16,822

Notes to the Consolidated Financial Statements

(In thousands of Reais)

21.   Equity

Share Capital

Shareholder’s	Class	December 31, 2024	% (i)	December 31, 2023	% (i)	December 31, 2022	% (i)
Bobsin Corp	B	9,578,220	18.44	9,578,220	22.87	9,578,220	22.95
Bobsin Corp	A	9,780,060	18.83	919,525	2.20	897,635	2.15
Oria Zenvia Co-investment Holdings, LP	B	7,119,930	13.71	7,119,930	17.00	3,178,880	7.62
Oria Zenvia Co-Investment Holdings II LP	B	-		-	-	3,941,050	9.44
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	8.34	4,329,105	10.34	4,329,105	10.37
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	A	-	-	-	-	27,108	0.06
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	5.09	2,637,670	6.30	2,637,670	6.32
Twilio Inc.	A	3,846,153	7.41	3,846,153	9.18	3,846,153	9.21
Others	A	14,643,494	28.18	13,453,867	32.11	13,304,162	31.88
		51,934,634	100	41,884,470	100	41,739,983	100

On February 6, 2024, the Company issued 8,860,535 Class A common shares to Bobsin Corp due to a private placement investment in the Company, resulting in a capital increase in the amount of US$10,101 thousand (equivalent to R$ 49,997). Pursuant to the terms of the investment agreement, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control). The calculation of such investment returns will be linked to the appreciation of our share price over this period of time, and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if any.

The Company recognized the initial amount of R$19,958 in the consolidated financial statements as a return on to a private placement investment. The financial expense of fair value derivatives amounted to R$17,026 was recorded in the consolidated statements of profit or loss for the year ended on December 31, 2024. (See Note 27.1.1).

On May 31, 2024, the Company issued 988,970 RSUs whereby eligible employees choose to invest 50% to 100% of their Profit-Sharing Program pay toward the purchase of shares in the Company with a lock-up period of 15 to 18 months.

Percentage of Profit-Sharing Program Granted	Company Matching Percentage	Shares Allocated from Profit-Sharing Conversion	Additional Shares Granted by the Company	Total of Shares Granted
100%	50%	647,203	317,767	964,970
50%	25%	16,371	7,629	24,000
Total		663,574	325,396	988,970

On June 18, 2024, the Company established an “at the market” (“ATM”) stock offering program through which it may sell from time to time up to an aggregate of US$100.0 million of its class A common shares through sales agents over a three-year period. The Company intends to use the net proceeds from this offering for general business purposes, which may include debt reduction. As of December 31, 2024, the Company has raised approximately R$1,395 (equivalent to US$248) through the ATM program. The related offering expenses totaled R$9,746 (equivalent to US$1,577), which were deducted from the gross proceeds.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

22.   Segment reporting

22.1.  Basis for segmentation

For management purposes, the Company is organized into business units based on its products and services and has two reportable segments, as follows:

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

22.2.   Information about reportable segments

The segment reporting is based on information used by the Executive Board of Directors (Board) represented by the Chief Executive Officer (CEO).

The following table present revenue and cost of services information for the Company operations segments for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the year ended December 31,
	2024	2023	2022
Revenue
CPaaS	640,987	512,565	496,161
SaaS	318,693	295,012	260,554
Consolidated	959,680	807,577	756,715

Cost of services
CPaaS	(474,597)	(318,303)	(335,888)
SaaS	(190,310)	(158,732)	(131,915)
Consolidated	(664,907)	(477,035)	(467,803)

Gross profit
CPaaS	166,390	194,262	160,273
SaaS	128,383	136,280	128,639
Consolidated	294,773	330,542	288,912

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

22.3.   Major customer

For the years ended December 31, 2023 and 2022, the Company had one customer that accounted for 10.0% and 12.5%, respectively, of consolidated revenue. For the year ended December 31, 2024, no individual customer accounted for 10% or more of the Company’s consolidated revenue.

22.4.   Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the year ended December 31,
	2024	2023	2022
Primary geographical markets
Brazil	802,373	718,297	687,691
USA	94,206	35,013	14,336
Argentina	13,090	11,771	11,231
Mexico	12,373	12,743	14,402
Netherlands	7,680	2,578	1,725
Malta	4,703	1,529	266
Peru	4,564	5,403	4,463
Switzerland	3,511	182	631
Colombia	3,946	5,305	5,541
Chile	2,199	4,210	3,781
Others	11,035	10,546	12,648
Total	959,680	807,577	756,715

Notes to the Consolidated Financial Statements

(In thousands of Reais)

23. Costs and expenses by nature

	For the year ended December 31, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(13,961)	(36,998)	(28,746)	(3,807)	-	-	(83,512)
Benefits	(4,939)	(7,189)	(7,439)	(6,098)	-	-	(25,665)
Compulsory contributions to social security	(4,032)	(11,239)	(9,210)	(12,343)	-	-	(36,824)
Compensation	(85)	(1,219)	(415)	(469)	-	-	(2,188)
Provisions (vacation/13th salary)	(3,572)	(7,649)	(6,513)	(8,503)	-	-	(26,237)
Provision for bonus and profit sharing	(57)	556	(8,721)	(1,832)	-	-	(10,054)
Other	(11)	(639)	(979)	(212)	-	-	(1,841)
Total	(26,657)	(64,377)	(62,023)	(33,264)	-	-	(186,321)

Costs with operators/Other costs	(568,049)	-	-	-	-	-	(568,049)
Depreciation and amortization	(70,201)	(1,685)	(15,718)	(4,415)	-	-	(92,019)
Outsourced services	-	(3,925)	(20,296)	(4,345)	-	-	(28,566)
Rentals/insurance/condominium/water/energy	-	(4)	(1,050)	-	-	-	(1,054)
Allowance for credit losses	-	-	-	-	(16,066)	-	(16,066)
Marketing expenses / events	-	(18,443)	26	(3)	-	-	(18,420)
Software license	-	(4,640)	(9,801)	(3,395)	-	-	(17,836)
Commissions	-	(6,303)	(8)	-	-	-	(6,311)
Communication	-	(93)	(1,575)	(933)	-	-	(2,601)
Travel expenses	-	(599)	(790)	(68)	-	-	(1,457)
Other expenses	-	(1,408)	(3,167)	(620)	-		(5,195)
Earn-out	-	-	-	-	-	(9,822)	(9,822)
Result of disposal of assets	-	-	-	-	-	(999)	(999)
Other income and expenses, net	-	-	-	-	-	(1,689)	(1,689)
Total expenses by nature	(664,907)	(101,477)	(114,402)	(47,043)	(16,066)	(12,510)	(956,405)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	For the year ended December 31, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(15,030)	(37,769)	(33,074)	(4,330)	-	-	(90,203)
Benefits	(4,335)	(7,399)	(6,777)	(6,526)	-	-	(25,037)
Compulsory contributions to social security	(4,457)	(11,198)	(12,760)	(11,745)	-	-	(40,160)
Compensation	(110)	(735)	(1,306)	(447)	-	-	(2,598)
Provisions (vacation/13th salary)	(3,903)	(8,233)	(6,589)	(8,485)	-	-	(27,210)
Provision for bonus and profit sharing	(1,864)	(6,702)	(10,633)	(7,304)	-	-	(26,503)
Other	(11)	(336)	(2,371)	(288)	-	-	(3,006)
Total	(29,710)	(72,372)	(73,510)	(39,125)	-	-	(214,717)

Costs with operators/Other costs	(382,267)	-	-	-	-	-	(382,267)
Depreciation and amortization	(65,058)	(1,695)	(17,243)	(3,811)	-	-	(87,807)
Outsourced services	-	(3,711)	(20,620)	(3,123)	-	-	(27,454)
Rentals/insurance/condominium/water/energy	-	(9)	(816)	(356)	-	-	(1,181)
Allowance for credit losses	-	-	-	-	(49,247)	-	(49,247)
Marketing expenses / events	-	(17,330)	(890)	-	-	-	(18,220)
Software license	-	(5,378)	(11,549)	(4,618)	-	-	(21,545)
Commissions	-	(6,059)	(26)	(297)	-	-	(6,382)
Communication	-	(130)	(19)	(732)	-	-	(881)
Travel expenses	-	(868)	(848)	(234)	-	-	(1,950)
Other expenses	-	(2,241)	(3,302)	(488)	-	-	(6,031)
Earn-out	-	-	-	-	-	963	963
Result of disposal of assets	-	-	-	-	-	(816)	(816)
Other income and expenses, net	-	-	-	-	-	(753)	(753)
Total expenses by nature	(477,035)	(109,793)	(128,823)	(52,784)	(49,247)	(606)	(818,288)
F-40

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

Notes to the Consolidated Financial Statements

(In thousands of Reais)

24.   Financial Income (Expenses)

	For the year ended December 31,
	2024	2023	2022
Finance expenses
Interest on loans and financing	(16,601)	(17,269)	(22,342)
Interest on Debentures	(2,649)	(4,166)	(7,381)
Discount	(17,196)	(15,073)	(2,086)
Foreign exchange losses	(26,812)	(9,707)	(12,629)
Bank expenses and IOF (tax on financial transactions)	(5,429)	(3,098)	(3,990)
Other financial expenses	(12,664)	(2,578)	(3,321)
Interests on leasing contracts	(586)	(377)	(512)
Losses on derivative instrument	(17,321)	-	(895)
Inflation adjustment	(5,174)	(2,993)	(65)
Interest and adjustment to present value (APV) on liabilities from acquisition	(47,072)	(17,380)	(24,024)
Total financial expenses	(151,504)	(72,641)	(77,245)
Finance income
Interest	217	135	1,505
Foreign exchange gain	7,454	11,827	14,513
Interests on financial instrument	1,597	4,956	14,036
Other financial income	7,744	2,013	765
Gain on financial instrument	-	-	482
Interest and adjustment to present value (APV) on liabilities from acquisition	3,183	9,658	2,122
Total finance income	20,195	28,589	33,423
Net finance costs	(131,309)	(44,052)	(43,822)

25. Income tax and social contribution

	2024	2023	2022
Deferred taxes on temporary differences	(14,667)	202	91,249
Current tax expenses	(11,957)	(6,210)	(1,462)
Tax benefit (expense)	(26,624)	(6,008)	89,787

Notes to the Consolidated Financial Statements

(In thousands of Reais)

25.1. Reconciliation between the nominal income tax and social contribution rate and effective rate

	2024	2023	2022
Income before income tax and social contribution	(128,034)	(54,763)	(332,812)
Basic rate	34%	34%	34%
Income tax and social contribution	43,532	18,619	113,156
Tax Incentives - “Lei do Bem 11.196/05”	4,493	16,616	5,000
Tax loss carryforward not recorded from subsidiaries	(5,483)	(7,384)	(1,823)
IPO Bonus	-	-	(1,345)
Goodwill impairment	-	-	(13,427)
Write-off of deferred tax assets (i)	(39,439)	(19,048)	-
Profits of subsidiaries abroad	(7,203)	(8,328)	(5,442)
Difference in tax rate in the subsidiary	(2,094)	(2,145)	(1,835)
Others	(20,430)	(4,338)	(4,497)
Tax benefit (expense)	(26,624)	(6,008)	89,787
Effective rate	-20.79%	-10.97%	26.98%

(i) Write off of deferred tax assets based on Company`s estimate of recoverability in the near future.

25.2. Breakdown and Changes in deferred income tax and social contribution

	2024	2023	2022
Deferred tax assets
Provision for labor, tax and civil risk	-	13,551	12,583
Allowance for doubtful accounts	6,807	4,781	2,160
Tax losses and negative basis of social contribution tax	-	8,059	13,039
Provision for compensation or renegotiation from acquisitions	38,422	34,908	52,837
Goodwill impairment	33,059	33,059	33,059
Customer portfolio and platform	31,986	16,154	901
Other temporary differences	8,386	8,244	3,975
Total deferred tax assets	118,660	118,756	118,554
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)	(26,785)
Other temporary differences	(14,571)	-	-
Total deferred tax liabilities	(41,356)	(26,785)	(26,785)
Net deferred tax	77,304	91,971	91,769
Deferred taxes – assets	118,660	91,971	91,769
Deferred taxes – liabilities	(41,356)	-	-

Balance at December 31, 2022	91,769
Additions	23,111
Reversals	(22,909)
Balance at December 31, 2023	91,971
Additions	21,514
Reversals and write off	(36,181)
Balance at December 31, 2024	77,304

Notes to the Consolidated Financial Statements

(In thousands of Reais)

25.3. Movement of deferred income tax and social contribution

	2024	Deferred taxes 2024 variation	2023	Deferred taxes 2023 variation	2022
Provision for labor, tax and civil risk	-	(13,551)	13,551	968	12,583
Allowance for doubtful accounts	6,807	2,026	4,781	2,621	2,160
Tax losses and negative basis of social contribution tax	-	(8,059)	8,059	(4,980)	13,039
Goodwill	(26,785)	-	(26,785)	-	(26,785)
Deferred tax from customer portfolio and digital platform	31,986	15,832	16,154	15,253	901
Provision for compensation or renegotiation from acquisitions	38,422	3,514	34,908	(17,929)	52,837
Impairment goodwill	33,059	-	33,059	-	33,059
Other temporary differences	(6,365)	(14,429)	8,244	4,269	3,975
Total	77,304	(14,667)	91,971	202	91,769

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

For the year ended December 31, 2024, 2023 and 2022, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of loss and shares used in calculating basic and diluted earnings per share.

	2024	2023	2022
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(154,658)	(61,004)	(243,029)
Denominator
Weighted average for number of common shares	50,497,904	41,739,993	41,595,506

Basic and diluted loss per share (in reais)	(3.063)	(1.456)	(5.843)

Notes to the Consolidated Financial Statements

(In thousands of Reais)

27.   Risk management and financial instruments

27.1.   Classification of financial instruments

The classification of financial instruments is presented in the table below:

	December 31, 2024					December 31, 2023
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	116,884	-	-	-	-	63,742	-	-	-	-
Restricted cash	10,891	-	-	-	-	6,403	-	-	-	-
Trade accounts receivable	171,190	-	-	-	-	148,784	-	-	-	-
Total assets	298,965	-	-	-	-	218,929	-	-	-	-
Liabilities
Loans and financing	126,855	-	-	-	-	87,796	-	-	-	-
Trade and other payables	461,332	-	-	-	-	353,998	-	-	-	-
Derivative financial instruments	-	42,109	-	-	42,109	-	-	-	-	-
Liabilities from acquisition	280,806	-	-	-	-	292,152	-	-	-	-
Total liabilities	868,993	42,109	-	-	42,109	733,946	-	-	-	-

27.1.1.   Level 3 measurement

The fair value of returns from private placement investments is determined using unobservable inputs, therefore it is classified at the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of the derivative financial instruments of measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Derivative financial instruments	The valuation model considered inputs including volatility of the share price, time to expiration, risk-free interest rate	The unobservable inputs are the estimated volatility for the shares’ prices	The estimated fair value would increase (decrease) if: The volatility of the Company's market cap or the occurrence of a trigger event within 36 months of the investment contract's closing date.
Swap with Accrual Clause (SWAP ACC)	Discounted cash flow: The valuation model considers the present value of future cash flows, based on fixed and floating legs, adjusted by accrual terms and market curves.	The unobservable inputs are the forward DI interest rate curve and assumptions related to the likelihood of accrual trigger activation.

The estimated fair value would increase (decrease) if: The DI forward curve rises, the probability of accrual activation increases, or the credit risk adjustment decreases; conversely, it would decrease under opposite conditions.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

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

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	2024	2023
Cash and cash equivalents	116,884	63,742
Restricted cash	10,891	6,403
Trade accounts receivable	171,190	148,784
Total	298,965	218,929

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 90 days;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

(b)    Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)    Operations with derivatives

The Company recognized a liability for an embedded derivative related to a contractual clause that may become effective upon the occurrence of a specified triggering event under the Bobsin Corp investment agreement. The instrument is not held for speculative purposes; its economic objective is to mitigate potential financial exposure associated with such an event.

On September 19, 2024, the Company entered into a non-speculative swap agreement with an accrual clause (“SWAP ACC”) to manage exposure to changes in interest rates.

The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of December 31, 2024, the Company has an obligation of R$41,814 (R$0 on December 31, 2023) registered as derivative financial instruments.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

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

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	126,855	135,772	87,027	48,439	306	-
Trade and other payables	461,332	461,360	445,832	15,528	-	-
Liabilities from acquisitions	280,806	328,530	109,835	84,076	68,380	66,239
Lease liabilities	2,820	3,706	2,076	1,304	326	-
Total	871,813	929,368	644,770	149,347	69,012	66,239

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

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	2024	2023
Loans and borrowings	126,855	87,796
Cash and cash equivalents	(116,884)	(63,742)
Net debt	9,971	24,054
Total equity	771,415	888,810
Net debt/equity (%)	0.01	0.03

Notes to the Consolidated Financial Statements

(In thousands of Reais)

28.   Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of December 31, 2024, the Company has in trade and other payables R$103,665 (R$89,594 as of December 31, 2023) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs. For the year ended December 31, 2024, the Company recognized in profit or loss the total amount of R$16,205 (R$9,745 as of December 31, 2023).

As of December 31, 2024, the Company has Capital Reserve R$19,958 (R$0 as of December 31, 2023) with shareholder Cassio Bobsin related to a return on a private placement investment.

29.   Events after the reporting period

29.1. New Strategic Cycle Announcement

On January 13, 2025, the Company announced a workforce reduction involving approximately 15% of its employees. This decision forms part of a strategic initiative to streamline operations and simplify the organizational structure, in line with the implementation of a unified operating model focused on increased automation and artificial intelligence, as well as the expansion of the Company’s partner ecosystem.

The workforce reduction is expected to generate estimated cost savings between R$30 million and R$35 million in the fiscal year ending December 31, 2025, after considering severance-related expenses. As the event occurred after the reporting period and does not provide evidence of conditions that existed at the reporting date, it is classified as a non-adjusting event under IAS 10.

29.2. New agreement with Banco Itaú S.A.

In February 2025, the Company entered into a grace period agreement for a loan originally contracted in the amount of R$12 million. The new payment schedule includes a six-month grace period, with the first installment due in September 2025 and the last one due in July 2027. The Company was in full compliance with all financial covenants, with no breaches identified.

29.3. New agreement with Banco Bradesco S.A.

In March 2025, the Company entered into a grace period agreement for a loan originally contracted in the amount R$30 million. The new payment schedule includes a six-month grace period, with the first installment due in September 2025 and the last one due in December 2026. The Company was in full compliance with all financial covenants, with no breaches identified.

29.4. Covenant amendment with BTG Pactual S.A.

In March 2025, an amendment was made to the financial covenant related to the leverage debt-to-EBITDA ratio. The limit was revised from 2.5x to 4.0x to EBITDA, ensuring continued compliance with the loan agreement terms.

29.5. New agreement with Banco ABC

In April 2025, the Company entered into a new financing agreement with Banco ABC, replacing the previous agreement through early termination. The new agreement, in the amount of R$14 million and maturing in December 2025, includes a modified repayment schedule that reflects more favorable payment in comparison with the previous agreement. The first installment is due in May 2025 and the last one due in December 2025. The Company was in full compliance with all financial covenants, with no breaches identified.

Notes to the Consolidated Financial Statements

(In thousands of Reais)

29.6. New agreement with Banco Santander

In April 2025, the Company entered into a new financing agreement with Banco Santander. The agreement, in the amount of R$8.6 million, includes a modified repayment schedule offering more favorable terms compared to the previous agreement, with the first installment due in May 2025 and the last one due in October 2025. The Company remained in full compliance with all financial covenants, with no breaches.

29.7. New Long-Term Incentive Programs

On January 31, 2025, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 7”) that will grant Class A common shares (or cash-based payments equivalent to Class A common shares) to certain executives and employees of the Company and its subsidiaries subject to, among other conditions, a vesting period of thirty six months counted as of January 1, 2025 and, in the case of some senior officers and employees, the achievement of certain gross profit performance goals to be established by the Company. ILP 7 designates a maximum of 2,300,000 Class A common shares to be issued to the beneficiaries of the plan after the vesting period and the achievement of the gross profit goals, as applicable.

On February 13, 2025, the Executive Board of Directors approved a special Restricted Stock Agreement (“ILP Extra”) designed for certain key employees of the Company and its subsidiaries. This agreement contemplates the granting of a total of 237,838 Class A common shares, subject to a vesting schedule with a three-year cliff period. The granted shares will vest in three equal installments (33% each) on each anniversary of the grant date, given that the employee remains employed by the Company. This special agreement is intended to reinforce long-term retention and alignment of interests between key employees and the Company.

29.8. Divestment of assets

On January 13, 2025, the Company announced its intention to divest from assets and or segments considered to be non-core as part of a strategic reassessment. The decision reflects the Company's new strategic cycle, focused on accelerating the growth of Zenvia Customer Cloud, optimizing its portfolio and aligning its business strategy.

As of the date of this filing, no binding sale agreement has been executed. The Company continues to evaluate potential alternatives consistent with its strategic objectives.

The Company will continue to monitor and reassess the situation as it evolves and update the financial reporting accordingly.

